As filed with the U.S. Securities and Exchange Commission on July 2, 2021

Registration No. 333-255354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________

AMENDMENT NO. 2 TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________________________

BCTG Acquisition Corp.
(Exact name of registrant as specified in its charter)

____________________________________

Delaware	6770	85-1195036
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

____________________________________

12860 El Camino Real, Suite 300
San Diego, CA 92130
(858) 400-3120
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________________

Aaron I. Davis
Chief Executive Officer
12860 El Camino Real, Suite 300
San Diego, CA 92130
(858) 400-3120
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________________

Copies to:

Mitchell Nussbaum Giovanni Caruso Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 Tel: (212) 407-4000 Fax: (212) 407-4990	Mitchell S. Bloom William D. Collins Laurie A. Burlingame Goodwin Procter LLP 100 Northern Avenue Boston, MA 02110 Tel: (617) 570-1000

____________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement to consummate the proposed merger are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non- accelerated filer, a smaller reporting company and emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Maximum Offering Price Per Security(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common Stock(1)	55,000,000	N/A	$53,726.23	$5.86
Total	55,000,000	N/A	$53,726.23	$5.86

____________

(1)      Based on the maximum number of shares of common stock, $0.0001 par value per share (“Common Stock”), of the registrant issuable upon a business combination (the “Business Combination”) involving BCTG Acquisition Corp. (“BCTG”) and Tango Therapeutics, Inc. (“Tango”). This number is based on the 55,000,000 shares of Common Stock issuable as consideration in connection with the Business Combination to holders of common stock of Tango and the holders of rights to acquire common stock of Tango under any Tango equity incentive plan. Pursuant to Rule 416(a) of Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)      Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act. Tango, a Delaware corporation, is a private company, no market exists for its securities, and Tango has an accumulated deficit. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of the Tango securities expected to be exchanged in the Business Combination, including Tango securities issuable upon the exercise of options.

(3)      Calculated pursuant to Rule 457 of the Securities Act by calculating the product of (i) the proposed maximum aggregate offering price and (ii) 0.0001091.

(4)      Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED JULY 2, 2021

PROXY STATEMENT FOR SPECIAL MEETING OF
BCTG ACQUISITION CORP.

AND

PROSPECTUS FOR SHARES OF COMMON STOCK OF
BCTG ACQUISITION CORP.

BCTG Acquisition Corp.
12860 El Camino Real, Suite 300
San Diego, CA 92130

To the Stockholders of BCTG Acquisition Corp.:

You are cordially invited to attend the Special Meeting of Stockholders (the “Special Meeting”) of BCTG Acquisition Corp., which is referred to as “BCTG.” The Special Meeting will be held on               , 2021, at [ ] Eastern time, via a virtual meeting. In light of the novel coronavirus (referred to as “COVID-19”) pandemic and to support the well-being of BCTG’s stockholders and partners, the Special Meeting will be completely virtual. You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting. BCTG recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person.

At the Special Meeting, BCTG stockholders will be asked to consider and vote upon the following proposals (the “Proposals”):

Proposal 1 — The Business Combination Proposal — to adopt (a) the Agreement and Plan of Merger, dated as of April 13, 2021 (the “Merger Agreement”), by and among BCTG, BCTG Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of BCTG (“Merger Sub”), and Tango Therapeutics, Inc., a Delaware corporation (“Tango”), pursuant to which Merger Sub will merge with and into Tango, with Tango surviving the merger as a wholly owned subsidiary of BCTG (BCTG, after Tango becomes a wholly-owned subsidiary of BCTG, the “Combined Entity”), and in connection therewith, BCTG will be renamed “Tango Therapeutics Inc.” (“New Tango”), and (b) such merger and the other transactions contemplated by the Merger Agreement (the “Business Combination” and such proposal, the “Business Combination Proposal”). A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A;

Proposal 2 — The Nasdaq Proposal — to approve, (i) for purposes of complying with the listing rules of the Nasdaq Capital Market (“Nasdaq Rules”), Nasdaq Rules 5635(a) and (b), the issuance of more than 20% of the issued and outstanding BCTG common stock, $0.0001 par value, (the “Common Stock”) and the resulting change in control in connection with the Business Combination, and (ii) for the purposes of complying with Nasdaq Rules 5635(d) the issuance of more than 20% of the issued and outstanding Common Stock in the PIPE Financing (as defined in the accompanying proxy statement/prospectus), upon the completion of the Business Combination (the “Nasdaq Proposal”);

Proposal 3 — The Charter Amendment Proposal — to approve an amendment and restatement of BCTG’s certificate of incorporation (the “Current Charter”) for the following amendments (collectively, the “Charter Amendment Proposal”):

a.      to amend the name of the public entity to “Tango Therapeutics, Inc.” from “BCTG Acquisition Corp.”;

b.      to increase the authorized shares of New Tango to 200,000,000 shares of common stock and 10,000,000 shares of “blank check” preferred stock;

c.       to provide that the removal of any director be only for cause and by the affirmative vote of at least 66 2/3% of New Tango’s then-outstanding shares of capital stock entitled to vote generally in the election of directors;

          d.      to make New Tango’s corporate existence perpetual as opposed to BCTG’s corporate existence, which is required to be dissolved and liquidated 24 months following the closing of its initial public offering if it does not complete a business combination in that time, and to remove from the amendment and restatement of the Current Charter, as set out in the draft amended and restated version of the Current Charter appended to this proxy statement/prospectus as Annex B, (the “ Proposed Charter ”) the various provisions applicable only to special purpose acquisition corporations;

          e.      to provide that New Tango will not be subject to Section 203 of the Delaware General Corporation Law (“DGCL”);

f.       to remove the provisions setting the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain stockholder actions; and

g.      to increase the required vote thresholds for approving amendments to the Proposed Charter and bylaws to 66 2/3%.

Proposal 4 — The Advisory Charter Proposals — to approve and adopt, on a non-binding advisory basis, certain differences, in the governance provisions set forth in the Proposed Charter, as compared to our Current Charter, which are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) as seven separate sub-proposals (which we refer to, collectively, as the “Advisory Charter Proposals”):

(1)    Advisory Charter Proposal A — to amend the name of the public entity to “Tango Therapeutics, Inc.” from “BCTG Acquisition Corp.”;

(2)    Advisory Charter Proposal B — to authorize the issuance of up to 200,000,000 shares of common stock, and up to 10,000,000 shares of “blank check” preferred stock, the rights, preferences and privileges of which may be designated from time to time by New Tango’s board of directors;

(3)    Advisory Charter Proposal C — to provide that the removal of any director be only for cause and by the affirmative vote of at least 66 2/3% of New Tango’s then-outstanding shares of capital stock entitled to vote generally in the election of directors;

(4)     Advisory Charter Proposal D — to make New Tango’s corporate existence perpetual as opposed to BCTG’s corporate existence, which is required to be dissolved and liquidated 24 months following the closing of its initial public offering if it does not complete a business combination in that time, and to remove from the Proposed Charter the various provisions applicable only to special purpose acquisition corporations;

(5)     Advisory Charter Proposal E — to provide that New Tango will not be subject to Section 203 of the DGCL;

(6)    Advisory Charter Proposal F — to remove the provisions setting the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain stockholder actions; and

(7)    Advisory Charter Proposal G — to increase the required vote thresholds for approving amendments to the Proposed Charter and bylaws to 66 2/3%.

Proposal 5 — The Directors Proposal — to consider and vote upon a proposal to elect, effective as of the consummation of the Business Combination, Alexis Borisy, Aaron Davis, Reid Huber, Malte Peters, Lesley Calhoun, Mace Rothenberg and Barbara Weber, to serve on New Tango’s board of directors until their respective successors are duly elected and qualified (we refer to this proposal as the “Directors Proposal”);

Proposal 6 — The Equity Incentive Plan Proposal — to approve the 2021 Equity Incentive Plan (the “Equity Incentive Plan”), a copy of which is annexed to this proxy statement/prospectus as Annex C, in connection with the Business Combination (the “Equity Incentive Plan Proposal”);

Proposal 7 — The ESPP Proposal — to approve the 2021 Employee Stock Purchase Plan (the “ESPP”), a copy of which is annexed to this proxy statement/prospectus as Annex D, in connection with the Business Combination (the “ESPP Proposal,” and together with the Equity Incentive Plan Proposal, the “Incentive Plan Proposals”); and

Proposal 8 — The Adjournment Proposal — to approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal or the Incentive Plan Proposals (the “Adjournment Proposal”).

As we previously announced, on April 13, 2021, BCTG entered into the Merger Agreement, by and among BCTG, Merger Sub and Tango.

The Merger Agreement provides for the merger of Merger Sub with and into Tango, with Tango continuing as the surviving entity. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Business Combination (the “Effective Time”):

(i)     all shares of Tango’s common stock, par value $0.001 per share (the “Tango Stock”) issued and outstanding immediately prior to the Effective Time (after conversion of the outstanding preferred stock of Tango as contemplated by the Merger Agreement), whether vested or unvested, will be converted into the right to receive the Merger Consideration Shares (as defined below), with each stockholder of Tango Stock being entitled to receive its pro rata share of the Merger Consideration Shares set forth in the equityholder allocation schedule (as defined in the Merger Agreement); and

(ii)    all options to purchase shares of Tango Stock under Tango’s existing equity incentive plans (the “Tango Options”) issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be assumed and become an option to purchase such number of shares of BCTG Common Stock equal to the option holder’s respective pro rata share of the Merger Consideration set forth in the equityholder allocation schedule (as defined in the Merger Agreement), which shall be reserved for future issuance upon the exercise of such assumed options, upon substantially the same terms and conditions as in effect with respect to such option immediately prior to the Effective Time.

Following completion of the Business Combination and assuming no holders of Common Stock (the “Public Shares”) sold in the BCTG IPO (as defined below) elect to redeem their shares, BCTG Holdings, LLC, (the “Sponsor”), the public stockholders, the PIPE Financing (as defined below) investors and other holders of Tango capital stock (the “Tango Equityholders”) will own approximately 4.7%, 17.8%, 19.6% and 57.9% of the outstanding common stock of the Combined Entity, respectively. These percentages are calculated based on a number of assumptions (described in the accompanying proxy statement/prospectus) and are subject to adjustment in accordance with the terms of the Merger Agreement.

The approval of the Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding shares of BCTG Common Stock as of the record date (the “Record Date”) for the Special Meeting. The approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposals and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of BCTG Common Stock present or represented at the Special Meeting, by ballot, proxy or electronic ballot and entitled to vote thereon at the Special Meeting. The approval of the Advisory Charter Proposals is a non-binding advisory vote, and requires the affirmative vote of the holders of a majority of the shares of BCTG Common Stock present or represented at the Special Meeting, by ballot, proxy or electronic ballot and entitled to vote thereon at the Special Meeting. Approval of the Directors Proposal will require the vote by a plurality of the shares of the Common Stock present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting. If the Business Combination Proposal is not approved, the Charter Amendment Proposal, the Advisory Charter Proposals, the Nasdaq Proposal, the Directors Proposal and the Incentive Plan Proposals will not be presented to the BCTG stockholders for a vote. The approval of the Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Proposal, Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposals and the Directors Proposal are preconditions to the consummation of the Business Combination (the “Condition Precedent Proposals”). The approval of the Advisory Charter Proposals is not a precondition to the consummation of the Business Combination.

BCTG Common Stock is currently listed on the Nasdaq Capital Market under the symbol “BCTG”.

Pursuant to the Current Charter, BCTG is providing its public stockholders with the opportunity to redeem, upon the closing of the Business Combination (the “Closing”), shares of Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the trust account (the “Trust Account”) that holds the proceeds (including interest not previously released to BCTG to pay its taxes) of BCTG’s initial public offering (the “BCTG IPO”). For illustrative purposes, based on funds in the Trust Account of approximately $166.8 million on June 30, 2021, the estimated per share redemption price would have been approximately $10.00. Public stockholders may elect to redeem their shares whether they vote for the Business Combination Proposal, against the Business Combination Proposal, if they abstain from voting, or if they fail to vote their shares. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, 15% or more of the shares of Common Stock sold in BCTG IPO. The Sponsor, as well as the officers, directors and advisors of BCTG have agreed to waive their redemption rights with respect to any shares of BCTG’s capital stock they may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of June 30, 2021, the Sponsor owns 21.0% of BCTG’s issued and outstanding shares of Common Stock. The Sponsor, directors, officers and advisors have agreed to vote any shares of Common Stock owned by them in favor of the Business Combination Proposal.

BCTG is providing this proxy statement/prospectus and accompanying proxy card to BCTG stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting.

Whether or not you plan to attend the Special Meeting, BCTG urges you to read this proxy statement/prospectus (and any documents incorporated into this proxy statement/prospectus by reference) carefully. Please pay particular attention to the section titled “Risk Factors.”

After careful consideration, the members of the board of directors of BCTG have unanimously approved and adopted the Merger Agreement and the transactions contemplated therein and unanimously recommends that BCTG stockholders vote “FOR” adoption and approval of the Business Combination Proposal, “FOR” the Nasdaq Proposal, “FOR” the Directors Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Advisory Charter Proposals and “FOR” the Incentive Plan Proposals presented to BCTG stockholders in this proxy statement/prospectus, and “FOR” the Adjournment Proposal, if presented. When you consider the board of directors’ recommendation of these proposals, you should keep in mind that the directors, officers and advisors of BCTG have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “Business Combination Proposal — Interests of BCTG’s Directors and Officers and Others in the Business Combination.”

Each redemption of shares of BCTG Common Stock by BCTG public stockholders will decrease the amount in the Trust Account, which held total assets of approximately $166.8 million as of June 30, 2021. Net tangible assets must be maintained at a minimum of $5,000,001 upon consummation of the Business Combination.

Your vote is very important. If you are a registered stockholder, please vote your shares as soon as possible to ensure that your vote is counted, regardless of whether you expect to attend the Special Meeting online, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal, the Incentive Plan Proposals and the Charter Amendment Proposal are approved at the Special Meeting. The Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal and the Incentive Plan Proposals are subject to and conditioned on the approval of the Business Combination Proposal and satisfaction of other closing conditions. The Adjournment Proposal is not subject to and conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” the Business Combination Proposal, “FOR” the Nasdaq Proposal, “FOR” the Directors Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Advisory Charter Proposals, “FOR” the Equity Incentive Plan Proposal and “FOR” the ESPP Proposal to be presented at the Special Meeting and “FOR” the Adjournment Proposal, if presented. If you fail to return your proxy card or fail to submit your proxy by telephone or over the Internet, or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting online, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. If you are a stockholder of record and you attend the Special Meeting and wish to vote during the Special Meeting, you may withdraw your proxy and vote during the Special Meeting.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT BCTG REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO BCTG’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of BCTG’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Aaron I. Davis
Chairman and Chief Executive Officer
BCTG Acquisition Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated           , 2021 and is first being mailed to the stockholders of BCTG on or about          , 2021.

BCTG Acquisition Corp.
12860 El Camino Real, Suite 300
San Diego, CA 92130

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF BCTG ACQUISITION CORP.

To Be Held On          , 2021

To the Stockholders of BCTG Acquisition Corp.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Special Meeting”) of BCTG Acquisition Corp., a Delaware corporation (“BCTG,” “we,” “our” or “us”), will be held on                    , 2021, at [ ], Eastern time, via live webcast at the following address:

You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting. BCTG recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts. You are cordially invited to attend the Special Meeting for the following purposes:

1.      Proposal 1 — The Business Combination Proposal — to adopt and approve (a) the Agreement and Plan of Merger, dated as of April 13, 2021 (the “Merger Agreement”), by and among BCTG, BCTG Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of BCTG (“Merger Sub”), and Tango Therapeutics, Inc., a Delaware corporation (“Tango”), pursuant to which Merger Sub will merge with and into Tango, with Tango surviving the merger as a wholly owned subsidiary of BCTG and (b) such merger and the other transactions contemplated by the Merger Agreement (the “Business Combination”). Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Business Combination (the “Effective Time”):

a.      all shares of Tango Common Stock (the “Tango Stock”) issued and outstanding immediately prior to the Effective Time (after conversion of the outstanding preferred stock of Tango as contemplated by the Merger Agreement), whether vested or unvested, will be converted into the right to receive the Merger Consideration Shares, with each stockholder of Tango Stock being entitled to receiving its pro rata share of the Merger Consideration Shares set forth in the equityholder allocation schedule (as defined in the Merger Agreement); and

b.      all options to purchase shares of Tango Stock under Tango’s existing equity incentive plans (the “Tango Options”) issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be assumed and become an option to purchase such number of shares of common stock of BCTG, $0.0001 par value (the “BCTG Common Stock”) equal to the option holder’s respective pro rata share of the Merger Consideration set forth in the equityholder allocation schedule (as defined in the Merger Agreement), which shall be reserved for future issuance upon the exercise of such assumed options, upon substantially the same terms and conditions as in effect with respect to such option immediately prior to the Effective Time.

We refer to this proposal as the “Business Combination Proposal.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

2.      Proposal 2 — The Nasdaq Proposal — To approve, for purposes of complying with the applicable listing rules of the Nasdaq Capital Market (the “Nasdaq Rules”), (a) the issuance of 55,000,000 shares of Common Stock to the Tango Equityholders and (b) the issuance and sale of 18,610,000 shares of Common Stock in the private offering of securities to certain investors in connection with the consummation of the Business Combination (the “Nasdaq Proposal”).

3.      Proposal 3 — The Charter Amendment Proposal — To approve and adopt, subject to and conditional on (but with immediate effect therefrom) approval of the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal and the Incentive Plan Proposals and the consummation of the Business Combination, an amendment and restatement of BCTG’s amended and restated certificate of incorporation (the “Current Charter”), as set out in the draft amended and restated version of the Current Charter appended to this proxy statement/prospectus as Annex B (the “Proposed Charter”), for the following amendments (collectively, the “Charter Amendment Proposal”):

a.      to amend the name of the public entity to “Tango Therapeutics, Inc.” from “BCTG Acquisition Corp.”;

b.      to increase the authorized shares of New Tango to 200,000,000 shares of common stock and 10,000,000 shares of “blank check” preferred stock;

c.      to provide that the removal of any director be only for cause and by the affirmative vote of at least 66 2/3% of New Tango’s then-outstanding shares of capital stock entitled to vote generally in the election of directors;

d.      to make New Tango’s corporate existence perpetual as opposed to BCTG’s corporate existence, which is required to be dissolved and liquidated 24 months following the closing of its initial public offering if it does not complete a business combination in that time, and to remove from the Proposed Charter the various provisions applicable only to special purpose acquisition corporations;

e.      to provide that New Tango will not be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”);

f.        to remove the provisions setting the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain stockholder actions; and

g.      to increase the required vote thresholds for approving amendments to the Proposed Charter and bylaws to 66 2/3%.

4.      Proposal 4 — The Advisory Charter Proposals — To approve and adopt, on a non-binding advisory basis, certain differences in the governance provisions set forth in the Proposed Charter, as compared to our Current Charter, which are being presented in accordance with the requirements of the SEC as seven separate sub-proposals (which we refer to, collectively, as the “Advisory Charter Proposals”):

(1)    Advisory Charter Proposal A — to amend the name of the public entity to “Tango Therapeutics, Inc.” from “BCTG Acquisition Corp.”;

(2)    Advisory Charter Proposal B — to authorize the issuance of up to 200,000,000 shares of common stock, and up to 10,000,000 shares of “blank check” preferred stock, the rights, preferences and privileges of which may be designated from time to time by New Tango’s board of directors;

(3)    Advisory Charter Proposal C — to provide that the removal of any director be only for cause and by the affirmative vote of at least 66 2/3% of New Tango’s then-outstanding shares of capital stock entitled to vote generally in the election of directors;

(4)    Advisory Charter Proposal D — to make New Tango’s corporate existence perpetual as opposed to BCTG’s corporate existence, which is required to be dissolved and liquidated 24 months following the closing of its initial public offering if it does not complete a business combination in that time, and to remove from the Proposed Charter the various provisions applicable only to special purpose acquisition corporations;

(5)    Advisory Charter Proposal E — to provide that New Tango will not be subject to Section 203 of the DGCL;

(6)    Advisory Charter Proposal F — to remove the provisions setting the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain stockholder actions; and

(7)    Advisory Charter Proposal G — to increase the required vote thresholds for approving amendments to the Proposed Charter and bylaws to 66 2/3%.

5.      Proposal 5 — The Directors Proposal — To vote to elect, effective as of the consummation of the Business Combination, Alexis Borisy, Aaron Davis, Reid Huber, Malte Peters, Lesley Calhoun, Mace Rothenberg and Barbara Weber, to serve on New Tango’s board of directors (we refer to this proposal as the “Directors Proposal”);

6.      Proposal 6 — The Equity Incentive Plan Proposal — To approve and adopt the 2021 Equity Incentive Plan (the “Equity Incentive Plan”) a copy of which is attached to the accompanying proxy statement/prospectus as Annex C (the “Equity Incentive Plan Proposal”); and

7.      Proposal 7 — The ESPP Proposal — To approve and adopt the 2021 Employee Stock Purchase Plan (the “ESPP”) a copy of which is attached to the accompanying proxy statement/prospectus as Annex D (the “ESPP Proposal”, and together with the Equity Incentive Plan Proposal, the “Incentive Plan Proposals”); and

8.      Proposal 8 — The Adjournment Proposal — To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal or the Incentive Plan Proposals. We refer to this proposal as the “Adjournment Proposal” and, together with the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal, the Advisory Charter Proposals and the Incentive Plan Proposals, as the “Proposals.”

Only holders of record of BCTG Common Stock at the close of business on July 7, 2021 (the “Record Date”) are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments or postponements of the Special Meeting. A complete list of BCTG stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at the principal executive offices of BCTG for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.

Pursuant to the Current Charter, BCTG is providing BCTG public stockholders with the opportunity to redeem, upon the closing of the Business Combination (the “Closing”), shares of BCTG Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds (including interest not previously released to BCTG to pay its taxes) of BCTG’s initial public offering (the “BCTG IPO”). For illustrative purposes, based on funds in the Trust Account of approximately $166.8 million on June 30, 2021, the estimated per share redemption price would have been approximately $10.00.

Public stockholders may elect to redeem their shares whether they vote for the Business Combination Proposal, against the Business Combination Proposal, if they abstain from voting, or if they fail to vote their shares. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to 15% or more of the shares of Common Stock sold in the BCTG IPO. BCTG Holdings, LLC, a Delaware limited liability company (the “Sponsor”), as well as its officers, directors and advisors have agreed to waive their redemption rights with respect to any shares of BCTG Common Stock they may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of June 30, 2021, the Sponsor owns 21.0% of the issued and outstanding shares of BCTG Common Stock. The Sponsor, directors, officers and advisors have agreed to vote any shares of BCTG Common Stock owned by them in favor of the Business Combination Proposal.

The approval of the Charter Amendment requires the affirmative vote of a majority of the issued and outstanding shares of BCTG Common Stock as of the Record Date for the Special Meeting. The approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposals and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of BCTG Common Stock present or represented at the Special Meeting, by ballot, proxy or electronic ballot and entitled to vote thereon at the Special Meeting. The approval of the Advisory Charter Proposals is a non-binding advisory vote, and requires the affirmative vote of the holders of a majority of the shares of BCTG Common Stock present or represented at the Special Meeting, by ballot, proxy or electronic ballot and entitled to vote thereon at the Special Meeting. Approval of the Directors Proposal will require the vote by a plurality of the shares of BCTG Common Stock present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting. If the Business Combination Proposal is not approved, the Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal, the Advisory Charter Proposals and the Incentive Plan Proposals will not be presented to the BCTG stockholders for a vote. The approval of the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal and the Incentive Plan Proposals are preconditions to the consummation of the Business Combination. BCTG’s board of directors has already approved the Business Combination.

As of June 30, 2021, there was approximately $166.8 million in the Trust Account. Each redemption of shares of BCTG Common Stock by its public stockholders will decrease the amount in the Trust Account. Net tangible assets must be maintained at a minimum of $5,000,001 upon consummation of the Business Combination.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call us at (858) 400-3120.

[•], 2021

By Order of the Board of Directors
Aaron I. Davis
Chairman and Chief Executive Officer

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by BCTG (File No. 333-     ) (the “Registration Statement”), constitutes a prospectus of BCTG under Section 5 of the Securities Act, with respect to the shares of Common Stock to be issued if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the Special Meeting of BCTG stockholders at which BCTG stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Merger Agreement, among other matters.

BCTG files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read BCTG’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact our proxy solicitor at:

Morrow Sodali LLC
470 West Avenue
Stamford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: BCTG.info@investor.morrowsodali.com

If you are a stockholder of BCTG and would like to request documents, please do so by [ ], 2021 to receive them before the BCTG Special Meeting of stockholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

MARKET AND INDUSTRY DATA

Certain information contained in this document relates to or is based on studies, publications, surveys and other data obtained from third-party sources and BCTG’s and Tango’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this proxy statement/prospectus, we have not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

TRADEMARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “BCTG” refer to BCTG Acquisition Corp.

In this document:

“BCTG” means BCTG Acquisition Corp.

“BCTG Common Stock” or “Common Stock” means common stock of BCTG, $0.0001 par value.

“BCTG IPO” means BCTG’s initial public offering, which was consummated on September 8, 2020.

“Board” means the board of directors of BCTG.

“Business Combination” means the business combination pursuant to the Merger Agreement.

“Canaccord Genuity” means Canaccord Genuity LLC, financial advisor to BCTG.

“Charter” or “Current Charter” means BCTG’s current amended and restated certificate of incorporation as filed with the Secretary of State of the State of Delaware on September 2, 2020.

“Closing” means the closing of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Entity” means BCTG after Tango becomes a wholly-owned subsidiary of BCTG.

“Combined Entity’s Board” means the board of directors of the Combined Entity.

“DGCL” means the Delaware General Corporation Law.

“Effective Time” means the time at which the Business Combination became effective pursuant to its terms.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Founders Shares” means the outstanding shares of our Common Stock held by the Sponsor, our directors and affiliates of our management team since June 2020 and includes the Private Shares.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of April 13, 2021, by and among BCTG, Merger Sub and Tango.

“Merger Consideration” and “Merger Consideration Shares” means the 55,000,000 shares of Common Stock to be issued as part of the consideration for the Business Combination.

“Merger Sub” means BCTG Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of
BCTG.

“New Tango” means BCTG after the Effective Time.

“PIPE Financing” or “PIPE Investment” refers to the sale of 18,610,000 shares of newly issued Common Stock of BCTG in a private placement concurrent with the Business Combination.

“Private Placement” means the private placement consummated simultaneously with the BCTG IPO in which BCTG issued to the Sponsor the Private Shares.

“Private Shares” means the shares of Common Stock of BCTG issued in the Private Placement to the Sponsor.

“Proposals” means the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal, the Advisory Charter Proposals, the Incentive Plan Proposals and the Adjournment Proposal.

“Public Shares” means Common Stock sold in the BCTG IPO.

“Redemption” means the right of the holders of Public Shares to have their shares redeemed in accordance with the procedures set forth in this proxy statement/prospectus.

“Special Meeting” means the special meeting of the stockholders of BCTG, to be held on [•], 2021, at [ ], Eastern time, via live webcast.

“Sponsor” means BCTG Holdings, LLC, a Delaware limited liability company.

“Tango” means Tango Therapeutics, Inc., a Delaware corporation, prior to the Business Combination.

“Tango Equityholders” refers to the holders of equity interests in Tango as of the time immediately before the Business Combination.

“Trust Account” means the Trust Account of BCTG, which holds the net proceeds of the BCTG IPO, together with interest earned thereon, less amounts released to pay franchise and income tax obligations.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following questions and answers briefly address some commonly asked questions about the Proposals to be presented at the Special Meeting of BCTG stockholders. The following questions and answers do not include all the information that is important to stockholders of BCTG. We urge the stockholders of BCTG to read carefully this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

Q.     Why am I receiving this proxy statement/prospectus?

A.     BCTG stockholders are being asked to consider and vote upon a proposal to adopt the Merger Agreement, among other Proposals. BCTG has entered into the Merger Agreement as a result of which Merger Sub, a wholly owned subsidiary of BCTG, shall merge with and into Tango with Tango surviving such merger, and as a result of Tango will become a wholly-owned subsidiary of BCTG. We refer to this merger as the “Business Combination.” Subject to the terms of the Merger Agreement and customary adjustments to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of BCTG set forth therein, the aggregate consideration for the Business Combination and related transactions is expected to be approximately $550,000,000.00 of equity consideration. We refer to such aggregate amount as the “Base Purchase Price.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

         This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

         Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its annexes.

Below are the Proposals on which BCTG stockholders are being asked to vote.

1.      The Business Combination Proposal — To consider and vote upon a proposal to adopt and approve the Merger Agreement by and among BCTG, Merger Sub and Tango, and approve the transactions contemplated thereby, including the Business Combination, as a result of which Tango will become a wholly-owned subsidiary of BCTG all the outstanding shares of Tango common stock will be exchanged for shares of BCTG Common Stock, and all outstanding Tango options will exchanged for options to acquire BCTG Common Stock;

2.      The Nasdaq Proposal — To approve, for purposes of complying with the Nasdaq Rules, (a) the issuance of 55,000,000 shares of Common Stock to the Tango Equityholders and (b) the issuance and sale of 18,610,000 shares of Common Stock in the private offering of securities to certain investors in connection with the consummation of the Business Combination;

3.      The Charter Amendment Proposal — To approve and adopt, subject to and conditional on (but with immediate effect therefrom) approval of the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal and the Incentive Plan Proposals and the consummation of the Business Combination, an amendment and restatement of the Current Charter, as set forth in the draft Proposed Charter appended to this proxy statement/prospectus as Annex B for the following:

a.      to amend the name of the public entity to “Tango Therapeutics, Inc.” from “BCTG Acquisition Corp.”;

b.      to increase the authorized shares of New Tango to 200,000,000 shares of common stock and 10,000,000 shares of “blank check” preferred stock;

c.        to provide that the removal of any director be only for cause and by the affirmative vote of at least 66 2/3% of New Tango’s then-outstanding shares of capital stock entitled to vote generally in the election of directors;

                    d.        to make New Tango’s corporate existence perpetual as opposed to BCTG’s corporate existence, which is required to be dissolved and liquidated 24 months following the closing of its initial public offering if it does not complete a business combination in that time, and to remove from the Proposed Charter the various provisions applicable only to special purpose acquisition corporations;

                    e.          to provide that New Tango will not be subject to Section 203 of the DGCL;

                    f.          to remove the provisions setting the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain stockholder actions; and

                    g.          to increase the required vote thresholds for approving amendments to the Proposed Charter and bylaws to 66 2/3%.

4.      The Advisory Charter Proposals — To approve and adopt, on a non-binding advisory basis, certain differences in the governance provisions set forth in the Proposed Charter, as compared to our Current Charter, which are being presented in accordance with the requirements of the SEC as five separate sub-proposals:

(1)    Advisory Charter Proposal A — to amend the name of the public entity to “Tango Therapeutics, Inc.” from “BCTG Acquisition Corp.”;

(2)    Advisory Charter Proposal B — to authorize the issuance of up to 200,000,000 shares of common stock, and up to 10,000,000 shares of “blank check” preferred stock, the rights, preferences and privileges of which may be designated from time to time by New Tango’s board of directors;

(3)    Advisory Charter Proposal C — to provide that the removal of any director be only for cause and by the affirmative vote of at least 66 2/3% of New Tango’s then-outstanding shares of capital stock entitled to vote generally in the election of directors;

(4)    Advisory Charter Proposal D — to make New Tango’s corporate existence perpetual as opposed to BCTG’s corporate existence, which is required to be dissolved and liquidated 24 months following the closing of its initial public offering if it does not complete a business combination in that time, and to remove from the Proposed Charter the various provisions applicable only to special purpose acquisition corporations;

(5)    Advisory Charter Proposal E — to provide that New Tango will not be subject to Section 203 of the DGCL;

(6)    Advisory Charter Proposal F — to remove the provisions setting the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain stockholder actions; and

(7)    Advisory Charter Proposal G — to increase the required vote thresholds for approving amendments to the Proposed Charter and bylaws to 66 2/3%.

5.      The Directors Proposal — To vote to elect, effective as of the consummation of the Business Combination Alexis Borisy, Aaron Davis, Reid Huber, Malte Peters, Lesley Calhoun, Mace Rothenberg and Barbara Weber, to serve on New Tango’s Board;

6.      Equity Incentive Plan Proposal — To approve and adopt, the Equity Incentive Plan, a copy of which is attached to the accompanying proxy statement as Annex C;

7.      ESPP Proposal — To approve and adopt, the ESPP, a copy of which is attached to the accompanying proxy statement as Annex D; and

8.      The Adjournment Proposal — To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal, or the Incentive Plan Proposals.

Q:     Are the Proposals conditioned on one another?

A:     Unless the Business Combination Proposal is approved, the Nasdaq Proposal, the Charter Amendment Proposal, the Advisory Charter Proposals, the Directors Proposal and the Incentive Plan Proposals will not be presented to the stockholders of BCTG at the Special Meeting. The Adjournment Proposal does not require the approval of the Business Combination Proposal to be effective. It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, then we will not consummate the Business Combination. If BCTG does not consummate the Business Combination and fails to complete an initial business combination by September 8, 2022, BCTG will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its public stockholders.

Q:     What will happen in the Business Combination?

A:     At the Closing, Merger Sub will merge with and into Tango, with Tango surviving such merger as the surviving entity. Upon consummation of the Business Combination, Tango will become a wholly-owned subsidiary of BCTG. In connection with the Business Combination, the cash held in the Trust Account after giving effect to any redemption of shares by BCTG’s public stockholders and the proceeds from the PIPE Financing will be used to pay certain fees and expenses in connection with the Business Combination, and for working capital and general corporate purposes. Upon the closing of the Business Combination, BCTG will change its name to “Tango Therapeutics, Inc.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Q:     What equity stake will current stockholders of BCTG and Tango Equityholders hold in the Combined Entity after the Closing?

A:     It is anticipated that, upon completion of the Business Combination, BCTG’s public stockholders (other than the PIPE Financing investors) will retain an ownership interest of approximately 17.7% in the Combined Entity, the PIPE Financing investors will own approximately 19.6% of the Combined Entity (such that public stockholders, including PIPE Financing investors, will own approximately 37.3% of the Combined Entity), the Sponsor will retain an ownership interest of approximately 4.8% in the Combined Entity and the Tango Equityholders will own approximately 57.9% of the outstanding Common Stock of the Combined Entity. The ownership percentage with respect to the Combined Entity following the Business Combination does not take into account (i) the redemption of any shares by BCTG’s public stockholders, or (ii) the issuance of any shares upon Closing under the Equity Incentive Plan, which is intended to be adopted following consummation of the Business Combination. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by BCTG’s existing stockholders in the Combined Entity will be different.

         See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:     Did the Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     Yes, BCTG’s Board obtained a fairness opinion from Canaccord Genuity. For a description of the opinion issued by Canaccord Genuity to the Board, please see “Proposal No. 1: The Business Combination Proposal — Opinion of BCTG’s Financial Advisor.”

Q:     What conditions must be satisfied to complete the Business Combination?

A:     There are a number of closing conditions in the Merger Agreement, including the approval by the stockholders of BCTG of the Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal, the Incentive Plan Proposals and the Directors Proposal (the “Condition Precedent Proposals”). The Nasdaq Proposal, the Charter Amendment Proposal, the Directors Proposal and the Incentive Plan Proposals are subject to and conditioned on the approval of the Business Combination Proposal. The Business Combination Proposal is subject to and conditioned on the approval of the Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal and the Incentive Plan Proposals. For a summary of the conditions that must be satisfied or waived prior to the Closing, see the section titled “The Business Combination Proposal — The Merger Agreement.”

Q:     Why is BCTG providing stockholders with the opportunity to vote on the Business Combination?

A:     Under the Current Charter, BCTG must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of BCTG’s initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons,

BCTG has elected to provide its stockholders with the opportunity to have their Public Shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, BCTG is seeking to obtain the approval of its stockholders of the Business Combination Proposal in order to allow its public stockholders to effectuate redemptions of their Public Shares in connection with the Closing.

Q:     Are there any arrangements to help ensure that BCTG will have sufficient funds, together with the proceeds in its Trust Account, to fund the Base Purchase Price?

A:     Yes. BCTG entered into subscription agreements dated as of April 13, 2021, with the PIPE Financing investors, pursuant to which, among other things, BCTG agreed to issue and sell, in a private placement to close immediately prior to the Closing, an aggregate of 18,610,000 shares of BCTG Common Stock for $10.00 per share for aggregate consideration of $186,100,000.

         To the extent not utilized to consummate the Business Combination, the proceeds from the Trust Account will be used for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future acquisitions. BCTG will agree that it (or its successor) will file with the SEC a registration statement registering the resale of the shares purchased in the PIPE Financing and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable.

Q:     How many votes do I have at the Special Meeting?

A:     BCTG stockholders are entitled to one vote at the Special Meeting for each share of BCTG Common Stock held of record as of July 7, 2021, the record date for the Special Meeting (the “Record Date”). As of the close of business on the Record Date, there were 21,377,250 outstanding shares of BCTG Common Stock.

Q:     What vote is required to approve the proposals presented at the Special Meeting?

A:     The approval of the Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding BCTG Common Stock as of the Record Date. Accordingly, a BCTG stockholder’s failure to vote by proxy or to vote online at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Charter Amendment Proposal.

The approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposals and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of BCTG Common Stock present or represented at the Special Meeting, by ballot, proxy or electronic ballot, and entitled to vote thereon at the Special Meeting. The approval of the Advisory Charter Proposals is a non-binding advisory vote, and requires the affirmative vote of the holders of a majority of the shares of BCTG Common Stock present or represented at the Special Meeting, by ballot, proxy or electronic ballot, and entitled to vote thereon at the Special Meeting. Approval of the Directors Proposal will require the vote by a plurality of the shares of the Common Stock present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting. A BCTG stockholder’s failure to vote by proxy or to vote online at the Special Meeting will not be counted towards the number of shares of BCTG Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Nasdaq Proposal, the Directors Proposal, the Incentive Plan Proposals and Adjournment Proposal. The approval of the Advisory Charter Proposals is not a precondition to the consummation of the Business Combination.

         If the Business Combination Proposal is not approved, the Nasdaq Proposal, the Charter Amendment Proposal, the Advisory Charter Proposals, the Directors Proposal and the Incentive Plan Proposals will not be presented to the BCTG stockholders for a vote. The approval of the Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal, the Directors Proposal and the Incentive Plan Proposals are preconditions to the consummation of the Business Combination.

Q:     May BCTG, the Sponsor or BCTG’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A:     In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor, directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of BCTG’s

Sponsor, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of BCTG shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsor, directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

Q:     What constitutes a quorum at the Special Meeting?

A:     Holders of a majority of the shares of capital stock of BCTG issued and outstanding and entitled to vote, represented in person, virtual attendance or by proxy, shall constitute a quorum at the Special Meeting. In the absence of a quorum, the stockholders present by virtual attendance or represented by proxy shall have power to adjourn the Special Meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. As of the Record Date, 10,688,626 shares of BCTG Common Stock would be required to achieve a quorum.

Q:     How will the Sponsor, directors and officers vote?

A:     The Sponsor, as BCTG’s initial stockholder, and certain individuals, each of whom is a member of BCTG’s Board and/or management team (“Insiders”) have agreed to vote his, her or its Founders Shares and all shares of BCTG Common Stock owned by the Sponsor or each such Insider, respectively, in favor of the Business Combination. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsor and Insiders agreed to vote their Founders Shares and other shares of BCTG Common Stock in accordance with the majority of the votes cast by BCTG’s public stockholders.

Q:     What interests do BCTG’s current officers and directors have in the Business Combination?

A:     The Sponsor, members of BCTG’s Board and its executive officers and advisors have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interest. These interests include:

•        unless BCTG consummates an initial business combination, BCTG’s officers, directors and Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds from the BCTG IPO and Private Placement not deposited in the Trust Account. As of June 15, 2021, no out-of-pocket expenses are owed to BCTG’s officers, directors and Sponsor;

•        our Sponsor and our directors and executive officers have agreed not to transfer, assign or sell any of their Founders Shares until the earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the closing price of our common stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our public stockholders having the right to exchange their shares of common stock for cash, securities or other property (except pursuant to limited exceptions). Any permitted transferees would be subject to the same restrictions and other agreements of our Sponsor and our directors and executive officers with respect to any Founders Shares;

•        the fact that the Sponsor paid an aggregate of $25,000 for its Founders Shares and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that the Sponsor, as well as the officers, directors and advisors of BCTG have agreed to waive their redemption rights with respect to any shares of BCTG’s capital stock they may hold in connection with the consummation of the Business Combination and such shares will be worthless if no business combination is effected by BCTG by September 8, 2022 and

•        Boxer Capital, an affiliate of the Sponsor, has a seat on the Tango board of directors (occupied by Aaron Davis) and owns approximately 15% of Tango’s outstanding securities prior to the Business Combination, which were purchased in Tango’s Series B financing and Series B-1 financing. On April 7, 2020 and March 11, 2021, Boxer Capital purchased 8,507,260 shares and 8,507,260 shares, respectively, of Tango’s Series B Preferred Stock at a per share price of $1.3224, for an aggregate investment of $22.5 million in two closings. On August 17, 2020, Boxer Capital purchased 3,511,769 shares of Tango’s Series B-1 Preferred Stock at a per share price of $1.885, for an aggregate investment of $6.5 million in a single closing.

         These interests may influence BCTG’s directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Q:     What happens if I sell my shares of Common Stock before the Special Meeting?

A:     The Record Date is earlier than the date of the Special Meeting. If you transfer your shares of Common Stock after the Record Date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your shares of Common Stock prior to the Record Date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in our Trust Account.

Q:     What happens if I vote against the Business Combination Proposal?

A:     Pursuant to the Current Charter, if the Business Combination Proposal is not approved and BCTG does not otherwise consummate an alternative business combination by September 8, 2022, BCTG will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Q:     Do I have redemption rights?

A:     Pursuant to the Current Charter, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Current Charter. As of June 30, 2021, based on funds in the Trust Account of approximately $166.8 million, this would have amounted to approximately $10.00 per share. If a holder exercises its redemption rights, then such holder will be exchanging its shares of BCTG Common Stock for cash. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to BCTG’s transfer agent prior to the Special Meeting. See the section titled “Special Meeting of BCTG Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether you vote your shares of BCTG Common Stock “FOR” or “AGAINST” the Business Combination Proposal or any other Proposal described by this proxy statement/prospectus or if you abstain from voting or if you fail to vote your shares. As a result, the Business Combination can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the Nasdaq Rules.

Q:     How do I exercise my redemption rights?

A:     In order to exercise your redemption rights, you must prior to 5:00 PM, Eastern time, on [•], 2021 (two (2) business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, our transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004 Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

         Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is BCTG’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, BCTG does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

         Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with BCTG’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to BCTG’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that BCTG’s transfer agent return the shares (physically or electronically). You may make such request by contacting BCTG’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     BCTG stockholders who exercise their redemption rights to receive cash in exchange for their shares of Common Stock generally will be required to treat the transaction as a sale of such shares and recognize gain or loss upon the redemption in an amount equal to the difference, if any, between the amount of cash received and the adjusted tax basis of the shares of Common Stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. The redemption, however, may be treated as a distribution to a redeeming stockholder for U.S. federal income tax purposes if the redemption does not effect a sufficient reduction (as determined under applicable federal income tax law) in the redeeming stockholder’s percentage ownership in us (whether such ownership is direct or through the application of certain attribution and constructive ownership rules). Any amounts treated as such a distribution will constitute a dividend to the extent not in excess of our current and accumulated earnings and profits as measured for U.S. federal income tax purposes. Any amounts treated as a distribution and that are in excess of our current and accumulated earnings and profits will reduce the redeeming stockholder’s adjusted tax basis in his or her redeemed shares of our Common Stock, and any remaining amount will be treated as gain realized on the sale or other disposition of our Common Stock. These tax consequences are described in more detail in the section titled “Material U.S. Federal Income Tax Considerations of the Redemption.” We urge you to consult your tax advisor regarding the tax consequences of exercising your redemption rights.

Q:     Do I have dissenter rights if I object to the proposed Business Combination?

A:     No. There are no dissenter rights available to holders of BCTG Common Stock in connection with the Business Combination.

Q:     What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:     If the Business Combination is consummated, the funds held in the Trust Account will be released to pay:

•        BCTG stockholders who properly exercise their redemption rights;

•        certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees, and other professional fees) that were incurred by BCTG or Tango in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Merger Agreement;

•        unpaid franchise and income taxes of BCTG; and

•        for general corporate purposes including, but not limited to, working capital for operations, capital expenditures and future potential acquisitions.

Q:     What happens if the Business Combination is not consummated?

A:     There are certain circumstances under which the Merger Agreement may be terminated. See the section titled “The Business Combination Proposal — The Merger Agreement” for information regarding the parties’ specific termination rights.

         If, as a result of the termination of the Merger Agreement or otherwise, BCTG is unable to complete the Business Combination or another initial business combination transaction by September 8, 2022, the Current Charter provides that it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem 100% of the Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay franchise and income taxes payable, by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of the public stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemptions, subject to the approval of the remaining stockholders and the board of directors in accordance with applicable law, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

         BCTG expects that the amount of any distribution its public stockholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to BCTG’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. Holders of Founders Shares have waived any right to any liquidation distribution with respect to those shares.

Q:     When is the Business Combination expected to be completed?

A:     The Closing is expected to take place (a) the third business day following the satisfaction or waiver of the conditions described below under the section titled “The Business Combination Proposal — Structure of the Merger — Closing Conditions”; or (b) such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the closing conditions. The Merger Agreement may be terminated by either BCTG or Tango if the Closing has not occurred by September 30, 2021, subject to certain exceptions.

         For a description of the conditions to the completion of the Business Combination, see the section titled “The Business Combination Proposal.”

Q:     What do I need to do now?

A:     You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A:     If you were a holder of record of BCTG Common Stock on July 7, 2021, the Record Date, you may vote with respect to the applicable Proposals online at the Special Meeting or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you choose to participate in the Special Meeting, you will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting. BCTG recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts.

         If on the Record Date your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Special Meeting online. However, since you are not the stockholder of record, you may not vote your shares online at the Special Meeting unless you first request and obtain a valid legal proxy from your broker or other agent. You must then e-mail a copy (a legible photograph is sufficient) of your legal proxy to Continental Stock Transfer & Trust Company (“CST”) at proxy@continentalstock.com. Beneficial owners who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Special Meeting. Beneficial owners who wish to attend the Special Meeting online should contact CST no later than [•], 2021 to obtain this information.

Q:     What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:     At the Special Meeting, BCTG will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal, the Advisory Charter Proposals and the Incentive Plan Proposals. Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by BCTG without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each Proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q:     How can I attend the Special Meeting?

A:     You may attend the Special Meeting via live webcast by visiting [•]. As a registered stockholder, you received a proxy card from CST, which contains instructions on how to attend the Special Meeting online, including the URL address, along with your 12-digit meeting control number. You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting. If you do not have your 12-digit meeting control number, contact CST at 917-262-2373 or e-mail CST at proxy@continentalstock.com. Please note that you will not be able to physically attend the Special Meeting in person, but may attend the Special Meeting online by following the instructions above.

         You can pre-register to attend the Special Meeting online starting [•], 2021. Enter the URL address into your browser, and enter your 12-digit meeting control number, name and email address. Prior to or at the start of the Special Meeting you will need to re-log in using your 12-digit meeting control number. BCTG recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts.

         If your shares are held in “street name,” you may attend the Special Meeting. You will need to contact CST at the number or email address above, to receive a 12-digit meeting control number and gain access to the Special Meeting or otherwise contact your broker, bank, or other nominee as soon as possible, to do so. Please allow up to 72 hours prior to the Special Meeting for processing your 12-digit meeting control number.

         If you do not have Internet capabilities, you can listen only to the Special Meeting by dialing [•], when prompted enter the pin # [•]. This is listen only, you will not be able to vote or enter questions during the Special Meeting.

Q:     If I am not going to attend the Special Meeting, should I return my proxy card instead?

A:     Yes. Whether you plan to attend the Special Meeting virtually or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. BCTG believes the Proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. You may change your vote by sending a later-dated, signed proxy card to BCTG’s secretary at the address listed below so that it is received by BCTG’s secretary prior to the Special Meeting or attend the Special Meeting online and vote. You also may revoke your proxy by sending a notice of revocation to BCTG’s secretary, which must be received by BCTG’s secretary prior to the Special Meeting.

BCTG Acquisition Corp.
Attention: Secretary
12860 El Camino Real, Suite 300
San Diego, CA 92130

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     BCTG will pay the cost of soliciting proxies for the Special Meeting. BCTG has engaged Morrow Sodali LLC, which we refer to as the “proxy solicitor,” to assist in the solicitation of proxies for the Special Meeting. BCTG has agreed to pay Morrow Sodali LLC a fee of $30,000, plus disbursements. BCTG will reimburse the proxy solicitor for reasonable out-of-pocket expenses and will indemnify the proxy solicitor and its affiliates against certain claims, liabilities, losses, damages and expenses. BCTG will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of BCTG Common Stock for their expenses in forwarding soliciting materials to beneficial owners of the BCTG Common Stock and in obtaining voting instructions from those owners. BCTG’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the proposals or if you need additional copies of this proxy statement/ prospectus or the enclosed proxy card you should contact our proxy solicitor at:

Morrow Sodali LLC
470 West Avenue
Stamford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: BCTG.info@investor.morrowsodali.com

         To obtain timely delivery, BCTG stockholders must request the materials no later than [five (5)] business days prior to the Special Meeting.

         You may also obtain additional information about BCTG from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to BCTG’s transfer agent prior to the Special Meeting in accordance with the procedures detailed under the question “— How do I exercise my redemption rights” above. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn:     Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary, together with the section titled, “Questions and Answers About the Proposals” summarizes certain information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the Special Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section titled “Where You Can Find More Information.”

Unless otherwise indicated or the context otherwise requires, references in this Summary of the Proxy Statement/Prospectus to the “Combined Entity” refer to BCTG and its consolidated subsidiaries after giving effect to the Business Combination. References to the “Company” or “BCTG” refer to BCTG Acquisition Corp.

Unless otherwise specified, all share calculations assume no exercise of redemption rights by the Company’s public stockholders.

Parties to the Business Combination

BCTG Acquisition Corp.

BCTG Acquisition Corp. is a blank check company incorporated in May 2020 as a Delaware corporation formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this proxy statement/prospectus as our initial business combination. While we may pursue an acquisition opportunity in any business, industry, sector or geographical location, we have focused on innovative companies in the biotechnology sector in North America and Europe in order to most effectively leverage our management team’s background and expertise.

To date, our efforts have been limited to organizational activities, completing the BCTG IPO and searching for a target business. We have generated no operating revenues to date, and we do not expect that we will generate operating revenues until we consummate our initial business combination.

On September 8, 2020, BCTG consummated the BCTG IPO of 16,675,000 shares of Common Stock, at a price of $10.00 per share, generating gross proceeds to the Company of $166,750,000. Simultaneously with the closing of the BCTG IPO, the Company consummated the Private Placement pursuant to which it issued 533,500 shares of Common Stock (the “Private Shares”) at a price of $10.00 per share, to the Sponsor generating total proceeds of $5,335,000.

After deducting the underwriting discounts, offering expenses, and commissions from the IPO and the sale of the Private Shares, a total of $166,750,000.00 was deposited into the Trust Account, and the remaining $5,335,000 of the gross proceeds were held outside of the Trust Account and made available to be used for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

As of June 30, 2021, BCTG had cash of $582,938 outside of the Trust Account. The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of June 30, 2021, there was $166,815,000 held in the Trust Account.

In accordance with BCTG’s Current Charter, the amounts held in the Trust Account may only be used by BCTG upon the consummation of a business combination, except that there can be released to BCTG, from time to time, any interest earned on the funds in the Trust Account that it may need to pay its tax obligations. The remaining interest earned on the funds in the Trust Account will not be released until the earlier of the completion of a business combination and BCTG’s liquidation. BCTG executed the Merger Agreement on April 13, 2021, and it must liquidate unless a business combination is consummated by September 8, 2022 (unless such date has been extended).

BCTG’s common stock began to trade on the Nasdaq Capital Market, or Nasdaq, under the symbol “BCTG” on September 3, 2020.

The mailing address of BCTG’s principal executive office is 12860 El Camino Real, Suite 300, San Diego, CA 92130, and its telephone number is (858) 400-3120.

Merger Sub

Merger Sub is a Delaware corporation and wholly-owned subsidiary of BCTG formed for the purpose of effecting the Business Combination. Merger Sub owns no material assets and does not operate any business.

The mailing address of Merger Sub is 12860 El Camino Real, Suite 300, San Diego, CA 92130, and its telephone number is (858) 400-3120.

Tango

Tango is a precision oncology company leveraging its state-of-the-art target discovery platform to identify novel targets and develop new drugs directed at tumor suppressor gene loss in defined patient populations with high unmet medical need. Tumor suppressor gene loss remains a largely untouched target space specifically because these genetic events cannot be directly targeted. Empowered by recent advances in CRISPR technology, Tango is now able to employ a unique functional genomics approach and apply the principles of synthetic lethality to target the loss of specific tumor suppressor genes at scale. Tango believes this will result in establishing a sustainable pipeline optimized to deliver meaningfully clinical benefit to patients. Tango’s novel small molecules are designed to be selectively active in cancer cells with specific tumor suppressor gene loss, killing those cancer cells while being relatively inert in normal cells. Tango is also extending this target space beyond the classic, cell-autonomous effects of tumor suppressor gene loss to include the discovery of novel targets that reverse the effects of tumor suppressor gene loss that prevent the immune system from recognizing and killing cancer cells (immune evasion). Tango believes this approach will provide the ability to deliver the deep, sustained target inhibition necessary for prolonged tumor regression and meaningful clinical benefit as a result of the unique ability of synthetic lethal targeting to spare normal cells. Tango believes this approach also opens possibilities of histology-agnostic treatments for patients harboring specific genome alternations, regardless of cancer type, in cases where a specific tumor suppressor gene loss is common to more than one subgroup of cancers.

Tango’s target discovery and drug development process, which is clinically oriented and guided by patient-focused cancer genetics to produce innovative therapies, can be summarized by the following fundamental elements:

•        A singular focus on precision oncology from target discovery through clinical development.    By identifying a target patient population, defining the tumor suppressor gene loss that characterizes those patients’ cancers and using in vitro and in vivo models that mimic the genetics of those cancer cells in its discovery platform, Tango concentrates discovery and clinical development paths on treatments for those patients most likely to derive meaningful clinical benefit from each new molecule.

•        Deep expertise linking cancer genetics to novel target discovery.    Tango has built a state-of-the-art discovery engine, based on multiple optimized CRISPR systems, advanced functional genomics and a proprietary cloud-based computational biology platform, which Tango refers to as TANDEM, for sophisticated analysis of genetic and functional data, enabling integration of target biology with specific genetic alterations in cancer cells.

•        A versatile drug discovery approach.    Tango employs its hit-finding and medicinal chemistry expertise to identify tractable chemical matter and solve high resolution crystal structures for its novel targets as the basis for designing potent, selective molecules with the precise mechanism of action required by the target biology.

•        A unique ability to bring precision medicine to immuno-oncology.    Through rigorous focus on cancer genetics, Tango has identified critical links between tumor suppressor gene loss and the ability of tumor cells to evade killing by the immune system causing immune evasion. That knowledge powers Tango’s approach to reverse the tumor-intrinsic immune evasion mechanisms driven by specific tumor suppressor gene loss in cancer cells. Tango plans to design clinical trials that combine the efficiency and success of genetic patient selection with a novel approach to reversing tumor-intrinsic immune evasion, which Tango believes could mitigate the known drawbacks of clinical trials lacking a patient selection strategy.

Tango’s first product candidate, TNG908, is a potent, selective, synthetic lethal, small molecule inhibitor of protein arginine methyltransferase 5 (“PRMT5”) designed to work selectively in cancer cells with an -methylthioadenosine phosphorylase (“MTAP”) deletion. MTAP-deletion occurs in approximately 10% to 15% of all human tumors, including many common cancers with high unmet need such as squamous cell lung, esophageal and bladder cancer, creating a significant therapeutic opportunity for patients. The challenge of non-synthetic lethal PRMT5 inhibitors in treating cancer is that they kill rapidly growing normal cells (bone marrow cells in particular) as effectively as cancer cells and therefore the dose needed to kill cancer cells often cannot be achieved without endangering patients. To address this problem, Tango designed TNG908 to be selectively active (synthetic lethal) in cancer cells that have a deletion of MTAP, which is not present in normal cells. MTAP encodes the enzyme that degrades 5’-deoxy-5’-methylthioadenosine (“MTA”), an intrinsic inhibitor of PRMT5. Deletion of MTAP is not tumor-promoting by itself but occurs as a “passenger” with deletion of the tumor suppressor gene CDKN2A. As the normal function of MTAP is to degrade MTA, MTAP deletion results in marked accumulation of MTA in cancer cells. This increase in MTA results in partial PRMT5 inhibition, creating a vulnerability that is not sufficient alone to kill tumor cells but makes them more susceptible to PRMT5 inhibition than normal cells. As PRMT5 is an essential gene, treatment with a PRMT5 inhibitor like TNG908 is sufficient to cause cancer cell death without killing normal cells. However, treatment with a non-selective PRMT5 inhibitor kills cancer cells and normal cells at approximately the same exposure, markedly limits potential efficacy. This difference in mechanism of inhibition occurs because TNG908 binds much more efficiently to the PRMT5-MTA complex, so the increased MTA levels in MTAP-deleted cancer cells make TNG908 more potent in MTAP-deleted cancer cells than in normal cells. In preclinical studies, TNG908 has demonstrated 15-fold greater potency in MTAP-deleted cancer cells versus normal cells. This unique selectivity of TNG908 for MTAP-deleted cancer cells allows for the near-complete and sustained inhibition of PRMT5 needed to induce tumor cell death while sparing normal cells, including bone marrow cells which are likely responsible for the dose-limiting toxicity of non-synthetic lethal PRMT5 inhibitors currently in clinical development. In preclinical studies, TNG908 demonstrated selectivity for MTAP-deleted tumors, anti-tumor effects in vitro and in vivo, and pharmacokinetics that, if approved, support its potential to be a highly differentiated synthetic lethal PRMT5 inhibitor. Tango plans to file an Investigational New Drug (“IND”) application for TNG908 in the fourth quarter of 2021 and initiate a Phase 1/2 clinical trial in the first half of 2022.

Tango’s second product candidate has the potential to be a highly differentiated small molecule inhibitor of ubiquitin-specific protease 1 (“USP1”), a synthetic lethal target for BRCA1-mutant breast, ovarian and prostate cancer. USP1 has the potential to treat a patient population that is comparable in size to approximately half of the patient population for poly (ADP-ribose) polymerase (“PARP”) inhibitors that are effective against cancers with BRCA1 and BRCA2 mutations. BRCA1 mutations are present in approximately 15% of ovarian cancer, 5% of breast cancer, and 1% of prostate cancer. In vitro and in vivo preclinical data demonstrate potent anti-tumor activity with a lead series compound used as a single agent. Preclinical data further demonstrate that USP1 inhibition is synergistic with PARP inhibition in BRCA1 mutant cancer cell lines and murine xenograft models, providing the basis for the future clinical trials of a USP1 inhibitor both as a single agent and in combination with PARP inhibitors in BRCA1-mutant breast, ovarian and prostate cancer. Tango anticipates advancing a clinical candidate and filing an IND for this program in 2022.

Tango’s third program, an undisclosed target (Target 3), exploits Tango’s platform developed to find synthetic lethal targets that reverse the immune evasion effects of tumor suppressor gene loss, in this case serine-threonine kinase 11 (“STK11”) loss-of-function mutations. STK11 loss-of-function mutations are present in approximately 20% of non-small cell lung cancers. Using its proprietary target discovery platform, Tango identified STK11 as a tumor suppressor gene responsible for mediating cancer cell resistance to immunotherapy when deleted (immune evasion) and then identified a novel drug target (Target 3) that reverses this effect when inhibited in preclinical studies. Tango expects the clinical development plan for this inhibitor in STK11-mutant lung cancer to be the first to combine the power of genetically-based patient selection and checkpoint inhibitor therapy. Tango anticipates advancing a clinical candidate for this target into IND-enabling studies in the second half of 2022 and filing an IND in 2023.

In October 2018, Tango entered into a collaboration agreement with Gilead Sciences Inc. (“Gilead”), and this collaboration was expanded in August 2020 (the “Gilead Agreement”). Tango’s immune evasion platform is the foundation for its collaboration with Gilead. Under the Gilead Agreement, Tango and Gilead collaborate to identify and develop novel immune evasion targets by leveraging our proprietary functional genomics-based discovery platform. To date, Gilead has licensed two of Tango’s programs and has option-extended one program.

The collaboration with Gilead excludes Tango’s lead program, PRMT5, as well as USP1 and Tango’s undisclosed target (Target 3) in STK11-mutant cancers. Tango retains the right to identify and validate targets outside the scope of its collaboration with Gilead, which includes all cell autonomous targets except those discovered in immune evasion contexts, and to develop and commercialize products directed to such targets on its own or in collaboration with third parties.

Tango’s Pipeline

Tango is leveraging the power and productivity of its discovery engine to discover and validate multiple novel targets each year. Tango’s growing pipeline consists of discovery programs for multiple cancer types with limited treatment options. The pipeline is summarized in the table below:

The mailing address of Tango’s principal executive office is 100 Binney Street, Unit 700, Cambridge, MA 02142, and our telephone number is (857) 320-4900.

The Proposals

The Business Combination Proposal

BCTG’s stockholders are being asked to adopt and approve the Merger Agreement pursuant to which Merger Sub will merge with and into Tango, with Tango surviving the merger as a wholly owned subsidiary of BCTG. Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time:

a.      all shares of Tango Common Stock (the “Tango Stock”) issued and outstanding immediately prior to the Effective Time (after conversion of the outstanding preferred stock of Tango as contemplated by the Merger Agreement), whether vested or unvested, will be converted into the right to receive the Merger Consideration Shares, with each stockholder of Tango Stock being entitled to receive its pro rata share of the Merger Consideration Shares set forth in the equityholder allocation schedule (as defined in the Merger Agreement); and

b.      all options to purchase shares of Tango Stock under Tango’s existing equity incentive plans (the “Tango Options”) issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be assumed and become an option to purchase such number of shares of New Tango common stock equal to the option holder’s respective pro rata share of the Merger Consideration set forth in the equityholder allocation schedule (as defined in the Merger Agreement), which shall be reserved for future issuance upon the exercise of such assumed options, upon substantially the same terms and conditions as in effect with respect to such options immediately prior to the Effective Time.

The Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the Business Combination, including but not limited to, the following material factors:

•        Selective PRMT5 inhibition may address a large unmet need in oncology therapeutics.    Tango is a pre-clinical-stage precision oncology company focused on the discovery and development of novel drugs with a synthetic lethal mechanism of action. The lead program is an MTA-cooperative PRMT5 inhibitor for cancers with MTAP deletions. MTAP deletions occur in approximately 10% to 15% of human tumors, including many common cancers with high unmet need such as squamous cell lung, esophageal and bladder cancer, creating a significant therapeutic opportunity for patient. TNG908 is distinct from existing PRMT5 inhibitors because of its mechanism of binding cooperatively with MTA, an intrinsic inhibitor of MTAP. Since MTAP is required for MTA degradation, MTA accumulates to high levels in MTAP-deleted cells. TNG908 has demonstrated 15-fold greater potency in cells with MTAP deletions, which are not found in normal cells and therefore should have a larger therapeutic index in patients with MTAP-deleted tumors than non-selective PRMT5 inhibitors. TNG908 will be tested in any patients whose tumor has an MTAP deletion to determine the optimal dose and schedule and then evaluated further in multiple dose expansion cohorts. These cohorts include the rare tumor MPNST (malignant peripheral nerve sheath tumor), non-small cell lung cancer (both squamous and non-squamous), bladder cancer and cholangiocarcinoma. Finally, a histology-agnostic “bucket” arm will be included to evaluate the multiple other histologies where MTAP deletions occur. As TNG908 is designed to work selectively in cancers with MTAP deletion, enrollment will be limited to patients with MTAP-deleted tumors using either next generation sequencing (NGS) or immunohistochemistry (IHC).

•        Experienced management team with drug development expertise.    Tango has assembled an experienced team of experts in genetics, drug discovery and precision oncology. Tango’s Chief Executive Officer and co-founder, Barbara Weber M.D., is a board-certified medical oncologist and was a Professor of Medicine and Genetics at the University of Pennsylvania, where she was involved in the identification and characterization of BRCA1 and BRCA2, led a clinical and translational research program in cancer genetics, and developed the foundational concepts on which Tango was founded. Moving to industry in 2005, she led early oncology clinical development at GlaxoSmithKline and then Novartis, where she oversaw the filing of more than 80 INDs. She also spearheaded the early development of ceritinib that led to registration of that drug from the Phase I trial. Dr. Weber joined Third Rock Ventures in 2015 as a Venture Partner, where she played a major role in the formation of Relay Therapeutics and Neon Therapeutics (later acquired by BioNTech). She created and led the formation of Tango and launched Tango in 2017. Alan Huang Ph.D., Tango’s Chief Scientific Officer, also played a leading role in the creation of Tango, specifically developing the ground-breaking concept of immune evasion driven by tumor suppressor gene loss. He brings fourteen years of oncology translational research, target discovery and drug development experience from his years at Millennium Pharmaceuticals (acquired by Takeda) and Novartis, where he led oncology translational research. Dr. Huang oversaw the laboratory-based efforts supporting the Novartis Oncology portfolio and played a leadership role in establishing the foundation of project DRIVE, a large-scale functional genomics screen platform, as well as the Cancer Cell Line Encyclopedia project, a large external genomic collaboration with The Broad Institute.

•        Additional promising pipeline opportunities.    Tango discovered ubiquitin-specific protease 1 (“USP1”) as a strong synthetic lethal target for BRCA1 loss and is developing a potentially differentiated molecule for the treatment of BRCA1-mutant breast, ovarian and prostate cancer, with a planned IND filing in 2022. Tango expects the development candidate for this program to have single-agent activity in both PARPi-naïve and PARPi-resistant BRCA1 mutant cancers and to have synergy when used in combination with PARP inhibitors. Tango is also developing a treatment against a novel undisclosed target that may reverse STK11-loss mediated immune evasion in non-small cell lung cancer for which it plans to file an IND in 2023.

•        A robust drug discovery platform that may enable the discovery of additional product candidates.    Tango has a drug target discovery engine powered by CRISPR technology that may continue to produce druggable targets to fuel further pipeline growth. The most promising “hits” identified using Tango’s discovery platform are subsequently narrowed down into a smaller set of validated targets for potential advancement. From that smaller set of validated targets, and based on development experience to date, Tango believes its platform has the capability to file one new IND every 12 to 18 months. Tango’s collaboration with Gilead may enable the discovery and development of additional immune evasion targets by leveraging the expanded capabilities and global development reach of a larger company.

•        Continued participation by leading biotech private investors and a strong balance sheet.    Tango stockholders include Third Rock Ventures, Boxer Capital LLC (“Boxer Capital”), an affiliate of the Sponsor, Cormorant Asset Management, Casdin Capital and Gilead Sciences, among others. Furthermore, upon the closing of the Business Combination, Tango is expected to have approximately $550 million in cash plus marketable securities in order to develop its current and future pipeline of oncology therapeutics.

•        Fairness opinion of Canaccord Genuity.    BCTG received the fairness opinion of Canaccord Genuity described below.

The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•        Benefits Not Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

•        Liquidation of BCTG.    The risks and costs to BCTG if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in BCTG being unable to effect a business combination by September 2022 and force BCTG to liquidate.

•        No Survival of Remedies for Breach of Representations, Warranties or Covenants of Tango.    The risk that BCTG will not have any surviving remedies against Tango’s existing stockholders after the closing of the Business Combination to recover for losses as a result of any inaccuracies or breaches of Tango’s representations, warranties or covenants set forth in the merger agreement.

•        Stockholder Vote.    The risk that BCTG’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within the Company’s control.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Other Risks.    Various other risks associated with the Business Combination, the business of the Company and the business of Tango described under the section titled “Risk Factors.”

In addition to considering the factors described above, the Board also considered that some officers and directors of the Company may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of the Company’s stockholders (see “Risk Factors — Risks Related to BCTG and the Business Combination”). Our Subcommittee of independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Board, the merger agreement and the Business Combination. The Subcommittee and the Board concluded that the potential benefits that it expected BCTG and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Subcommittee and the Board unanimously determined that the merger agreement and the Business Combination were advisable, fair to, and in the best interests of, BCTG and its stockholders.

Consideration to Tango Equityholders in the Business Combination

Under the Merger Agreement, BCTG has agreed to acquire all of the outstanding shares of Tango common stock (including any options exercisable therefor) for $550,000,000 in aggregate consideration, comprising 55,000,000 shares of BCTG common stock, based on a price of $10.00 per share (such shares being referred to herein as the “Merger Consideration”).

At the Effective Time, by virtue of the Merger and without any further action on the part of BCTG, Merger Sub or Tango (after Tango causes each share of Tango preferred stock that is issued and outstanding immediately prior to the consummation of the Business Combination to be converted immediately prior to the consummation of the Business Combination into a number of shares of Tango common stock at the then-effective conversation rate as calculated in accordance with Tango’s organizational documents), each share of Tango common stock issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive a number of shares of BCTG equal in value to the quotient of the Merger Consideration divided by the fully diluted capitalization of Tango (the “Exchange Ratio”) without interest. Each outstanding Tango option shall be assumed by BCTG and automatically converted into an option to purchase such number of shares of BCTG’s common stock, as adjusted based on the Exchange Ratio. If any shares of Tango common stock issued and outstanding immediately prior to the Effective Time are shares of Tango restricted stock, then the shares of BCTG common stock issued in exchange for such shares of Tango restricted stock shall to the same extent be unvested and subject to the same repurchase option or risk of forfeiture as in effect immediately prior to the Effective Time, and the certificates and/or book entries representing such shares of BCTG common stock shall accordingly be marked with appropriate legends. No certificates or scrip representing fractional shares of BCTG’s common stock will be issued pursuant to the Merger. Stock certificates evidencing the Merger Consideration shall bear restrictive legends as required by any securities laws at the time of the Merger.

Conditions to Closing of the Business Combination

The closing of the Business Combination is subject to certain customary conditions of the respective parties, including, among other things, that: (i) applicable stockholder approval shall have been received; (ii) there shall have been no Material Adverse Effect (as defined in the Merger Agreement) with respect to Tango since the date of the Merger Agreement; (iii) the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or terminated; (iv) BCTG shall have at least $5,000,001 of net tangible assets immediately following the closing (after giving effect to the redemption of public shares by BCTG’s public stockholders); (v) BCTG shall have proceeds at the closing of the Business Combination, comprised of amounts held in trust and amounts raised pursuant to the Subscription Agreements (as defined below), net of any amount required to satisfy the redemptions and net of BCTG’s expenses (the “Closing Cash”) of at least $300 million; (vi) BCTG’s initial listing application in connection with the Transactions (as defined in the Merger Agreement) shall have been approved by The Nasdaq Capital Market (“Nasdaq”) so that immediately following the Merger, BCTG satisfies any applicable initial and continuing listing requirements of Nasdaq; (vii) certain Tango stockholders shall have delivered a lock-up agreement; and (viii) BCTG and certain Tango stockholders shall have entered into the BCTG Amended and Restated Registration Rights Agreement.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure schedules (the “Disclosure Schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision.

Please see the section titled “The Merger Agreement” for further information. Below is a brief summary of the other Proposals that BCTG stockholders are being asked to vote on at the Special Meeting.

The Nasdaq Proposal

As part of the consideration for the Business Combination, BCTG is obligated to (a) issue 55,000,000 shares of Common Stock to the Tango Equityholders. In addition, in connection with the Business Combination, BCTG entered into the Subscription Agreements with the PIPE Financing investors to purchase 18,610,000 shares of Common Stock for an aggregate amount of $186,100,000, subject to certain conditions, including that all conditions precedent to the Closing will have been satisfied or waived (other than those conditions that are to be satisfied at Closing). BCTG stockholders will be asked to approve, for purposes of complying with the Nasdaq Rules, (a) the issuance of 55,000,000 shares of Common Stock to the Tango Equityholders and (b) the issuance of 18,610,000 shares of Common Stock to the PIPE Financing investors. Please see the section titled “The Nasdaq Proposal.”

The Charter Amendment Proposal

BCTG stockholders will be asked to approve and adopt, subject to and conditional on (but with immediate effect therefrom) approval of the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal and the Incentive Plan Proposals and the consummation of the Business Combination, an amendment and restatement of the Current Charter, as set out in the Proposed Charter appended to this proxy statement/prospectus as Annex B, for the following:

a.      to amend the name of the public entity to “Tango Therapeutics, Inc.” from “BCTG Acquisition Corp.”;

b.to increase the authorized shares of New Tango to 200,000,000 shares of common stock and 10,000,000 shares of “blank check” preferred stock;

c.      to provide that the removal of any director be only for cause and by the affirmative vote of at least 66 2/3% of New Tango’s then-outstanding shares of capital stock entitled to vote generally in the election of directors;

d.      to make New Tango’s corporate existence perpetual as opposed to BCTG’s corporate existence, which is required to be dissolved and liquidated 24 months following the closing of its initial public offering if it does not complete a business combination in that time, and to remove from the Proposed Charter the various provisions applicable only to special purpose acquisition corporations;

e.      to provide that New Tango will not be subject to Section 203 of the DGCL;

f.       to remove the provisions setting the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain stockholder actions; and

g.      to increase the required vote thresholds for approving amendments to the Proposed Charter and bylaws to 66 2/3%.

The Advisory Charter Proposals

BCTG stockholders will be asked to approve and adopt, on a non-binding advisory basis, certain differences in the governance provisions set forth in the Proposed Charter, as compared to our Current Charter, which are being presented in accordance with the requirements of the SEC as separate sub-proposals:

(1)    Advisory Charter Proposal A — to amend the name of the public entity to “Tango Therapeutics, Inc.” from “BCTG Acquisition Corp.”;

(2)    Advisory Charter Proposal B — to authorize the issuance of up to 200,000,000 shares of common stock, and up to 10,000,000 shares of “blank check” preferred stock, the rights, preferences and privileges of which may be designated from time to time by New Tango’s board of directors;

(3)    Advisory Charter Proposal C — to provide that the removal of any director be only for cause and by the affirmative vote of at least 66 2/3% of New Tango’s then-outstanding shares of capital stock entitled to vote generally in the election of directors;

(4)    Advisory Charter Proposal D — to make New Tango’s corporate existence perpetual as opposed to BCTG’s corporate existence, which is required to be dissolved and liquidated 24 months following the closing of its initial public offering if it does not complete a business combination in that time, and to remove from the Proposed Charter the various provisions applicable only to special purpose acquisition corporations;

(5)    Advisory Charter Proposal E — to provide that New Tango will not be subject to Section 203 of the DGCL;

(6)    Advisory Charter Proposal F — to remove the provisions setting the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain stockholder actions; and

(7)    Advisory Charter Proposal G — to increase the required vote thresholds for approving amendments to the Proposed Charter and bylaws to 66 2/3%.

The Directors Proposal

BCTG is proposing that its stockholders vote to elect, effective as of the consummation of the Business Combination Alexis Borisy, Aaron Davis, Reid Huber, Malte Peters, Lesley Calhoun, Mace Rothenberg and Barbara Weber to serve on New Tango’s board of directors.

The Equity Incentive Plan Proposal

BCTG is proposing that its stockholders approve and adopt the 2021 Equity Incentive Plan of New Tango, which will become effective upon the Closing. A summary of the Equity Incentive Plan is set forth in the “The Equity Incentive Plan Proposal” section of this proxy statement/prospectus and a complete copy of the Equity Incentive Plan is attached hereto as Annex C.

The ESPP Proposal

BCTG is proposing that its stockholders approve and adopt the 2021 Employee Stock Purchase Plan New Tango, which will become effective upon the Closing. A summary of the Employee Stock Purchase Plan is set forth in the “The ESPP Proposal” section of this proxy statement/prospectus and a complete copy of the Employee Stock Purchase Plan is attached hereto as Annex D.

Date, Time and Place of Special Meeting

The Special Meeting will be held on [•], 2021, at [_____]., Eastern time, conducted via live webcast at the following address [•]. You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting. BCTG recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to physically attend the Special Meeting in person.

Proxy Solicitation

Proxies may be solicited by mail. We have engaged Morrow Sodali LLC to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares online if it revokes its proxy before the special meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section titled “Special Meeting of BCTG Stockholders — Revoking Your Proxy.”

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of BCTG stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting of stockholders if a majority of the shares of capital stock of BCTG issued and outstanding and entitled to vote, is represented in person, by virtual attendance or by proxy at the Special Meeting. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of the Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding BCTG Common Stock as of the Record Date. Accordingly, a BCTG stockholder’s failure to vote by proxy or to vote online at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Charter Amendment Proposal.

The approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposals and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of BCTG Common Stock present or represented at the Special Meeting, by ballot, proxy or electronic ballot and entitled to vote thereon at the Special Meeting. The approval of the Advisory Charter Proposals is a non-binding advisory vote, and requires the affirmative vote of the holders of a majority of the shares of BCTG Common Stock present or represented at the Special Meeting, by ballot, proxy or electronic ballot and entitled to vote thereon at the Special Meeting. A BCTG stockholder’s failure to vote by proxy or to vote online at the Special Meeting will not be counted towards the number of shares of Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal, the Incentive Plan Proposals and Adjournment Proposal. Approval of the Directors Proposal will require the vote by a plurality of the shares of the Common Stock present by virtual attendance or represented by proxy and entitled to vote at the Meeting.

The Nasdaq Proposal, the Charter Amendment Proposal, the Directors Proposal and the Incentive Plan Proposals are subject to and conditioned on the approval of the Business Combination Proposal and the Business Combination Proposal is subject to and conditioned on the approval of the Nasdaq Proposal, the Charter Amendment Proposal, the Directors Proposal and the Incentive Plan Proposals. The Adjournment Proposal is not subject to and conditioned on any other Proposal and does not require the approval of any other Proposal to be effective. It is important for you to note that in the event the Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal, the Directors Proposal and the Incentive Plan Proposals do not receive the requisite vote for approval, then BCTG will not consummate the Business Combination. If BCTG does not consummate the Business Combination and fails to complete an initial business combination by September 8, 2022, it will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its public stockholders.

Recommendation to BCTG Stockholders

The Board believes that the Proposals to be presented at the Special Meeting are in the best interests of BCTG and its stockholders and unanimously recommends that BCTG stockholders vote “FOR” the Proposals.

When you consider the recommendation of the Board in favor of approval of these Proposals, you should keep in mind that BCTG directors, officers and advisors have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:

•        unless BCTG consummates an initial business combination, BCTG’s officers, directors and Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account from the BCTG IPO and Private Placement. As of June 15, 2021, no out-of-pocket expenses are owed to BCTG’s officers, directors and Sponsor;

•        with certain limited exceptions, the Founders Shares will not be transferable, assignable by our Sponsor or our directors and executive officers until the earlier of: (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property;

•        the fact that the Sponsor paid an aggregate of $25,000 for its Founders Shares and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that the Sponsor has agreed not to redeem any of the Founders Shares in connection with a stockholder vote to approve a proposed initial business combination; and

•        Boxer Capital, an affiliate of the Sponsor, has a seat on the Tango board of directors (occupied by Aaron Davis) and owns approximately 15% of Tango’s outstanding securities prior to the Business Combination.

Emerging Growth Company

BCTG is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. BCTG has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, BCTG, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of BCTG’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the BCTG IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Risk Factors

In evaluating the Proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section titled “Risk Factors.”

Summary of Risks Related to Tango

•        Tango is a biopharmaceutical company with a limited operating history and has not generated any revenue to date from drug sales, and may never become profitable.

•        Tango has incurred significant operating losses in recent periods and anticipates that it will incur continued losses for the foreseeable future.

•        Tango will need to raise substantial additional funding. If Tango is unable to raise capital when needed or on attractive terms, it would be forced to delay, scale back or discontinue some of its product candidate development programs or future commercialization efforts.

•        Tango’s programs are still in preclinical development. If Tango is unable to advance them into and through the clinic for safety or efficacy reasons or commercialize our product candidates or experience significant delays in doing so, its business will be materially harmed.

•        Tango’s approach to the discovery and development of product candidates is novel and unproven, which makes it difficult to predict the time, cost of development, and likelihood of successfully developing any products.

•        Business interruptions resulting from the coronavirus disease (COVID-19) outbreak or similar public health crises could cause a disruption of the development of Tango’s product candidates and adversely impact our business.

•        Tango may not be successful in it efforts to identify or discover additional product candidates or it may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

•        If Tango experiences delays or difficulties in the initiation or enrollment of patients in clinical trials, its receipt of necessary regulatory approvals could be delayed or prevented.

•        Tango’s current or future product candidates may cause adverse or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

•        Even if Tango receives regulatory approval for any of its current or future product candidates, it will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

•        Tango relies, and expects to continue to rely, on third parties to conduct its ongoing and planned clinical trials for its current and future product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Tango may not be able to obtain marketing approval for or commercialize its current and potential future product candidates and its business could be substantially harmed.

•        If Tango is unable to obtain and maintain patent and other intellectual property protection for its technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad, its competitors could develop and commercialize technology and drugs similar or identical to Tango’s, and its ability to successfully commercialize its technology and drugs may be impaired.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF TANGO

The following tables summarize Tango’s historical financial data. Tango has derived the summary statements of operations data for the years ended December 31, 2020 and December 31, 2019 and the summary consolidated balance sheet data as of December 31, 2020 and December 31, 2019 from Tango Therapeutic’s audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus. The consolidated statements of operations data for the three months ended March 31, 2021 and 2020, and the consolidated balance sheet data as of March 31, 2021, have been derived from Tango’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus and have been prepared on the same basis as Tango’s audited consolidated financial statements. In the opinion of Tango’s management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information contained in those statements. Tango’s historical results are not necessarily indicative of the results that may be expected in the future.

You should read this data together with Tango’s audited and unaudited consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus and the section titled and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tango.”

Statements of Operations and Comprehensive Loss Data:

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except share and per share data)	2021	2020	2020	2019
Collaboration revenue	$6,386	$4,711	$7,656	$24,649
Operating expenses:
Research and development	15,000	10,822	49,991	32,274
General and administrative	3,467	1,953	9,865	7,537
Total operating expenses	18,467	12,775	59,856	39,811
Loss from operations	(12,081)	(8,064)	(52,200)	(15,162)
Other income:
Interest income	104	60	108	684
Other income, net	(55)	90	120	383
Total other income, net	49	150	228	1,067
Net loss before income taxes	(12,032)	(7,914)	(51,972)	(14,095)
Provision for income taxes	(74)	—	—	—
Net loss	$(12,106)	$(7,914)	$(51,972)	$(14,095)
Net loss per common share – basic and diluted	$(0.88)	$(0.74)	$(4.53)	$(1.57)
Weighted average number of common shares outstanding – basic and diluted	13,731,583	10,629,931	11,461,011	8,985,710

Net loss	$(12,106)	$(7,914)	$(51,972)	$(14,095)
Other comprehensive income:
Unrealized gain on marketable securities	15	15	7	17
Comprehensive loss	$(12,091)	$(7,899)	$(51,965)	$(14,078)

Balance Sheet Data:

	March 31,	December 31,
(In thousands)	2021	2020	2019
Balance Sheet Data
Cash and cash equivalents	$65,791	$28,381	$22,889
Total assets	$224,112	$207,252	$55,764
Total liabilities	$166,221	$168,652	$47,859
Redeemable convertible preferred stock	$166,534	$136,544	$55,700
Accumulated deficit	$(115,207)	$(103,101)	$(51,129)
Total stockholders’ deficit	$(108,643)	$(97,944)	$(47,795)

SELECTED HISTORICAL FINANCIAL INFORMATION OF BCTG

The balance sheet data of BCTG as of March 31, 2021 (unaudited) and December 31, 2020 and the historical statement of operations data of BCTG for the three months ended March 31, 2021 (unaudited) and period from May 21, 2020 (inception) to December 31, 2020 are derived from BCTG’s unaudited interim financial statements and audited financial statements included elsewhere in this proxy statement/prospectus. In BCTG’s management’s opinion, the unaudited interim financial statements and audited financial statements include all adjustments necessary to state fairly BCTG’s financial position as of March 31, 2021 (unaudited) and December 31, 2020 and the results of operations for the three months ended March 31, 2021 (unaudited) and period from May 21, 2020 (inception) to December 31, 2020.

BCTG is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BCTG” and BCTG’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

STATEMENTS OF OPERATIONS

	Three Months Ended March 31 (2021)	May 21, 2020 (Inception) Through December 31, 2020
	(Unaudited)
General and administrative expenses	$211,731	$108,865
Administrative expenses – related party	30,000	40,000
Franchise tax expense	24,164	32,563
Loss from operations	(265,895)	(181,428)
Interest earned on investments held in Trust Account	26,666	65,246
Loss before income tax expense	$(239,229)	(116,182)
Income tax expense	525	6,864
Net loss	$(239,754)	$(123,046)
Weighted average shares outstanding, of Public Shares	16,675,000	16,675,000
Basic and diluted net loss per share, Public Shares	$0.00	$0.00
Weighted average shares outstanding, of Founder Shares	4,702,250	4,212,127
Basic and diluted net loss per share, Founder Shares	$(0.05)	$(0.04)

BALANCE SHEET DATA

	March 31 (2021)	December 31, 2020
	(Unaudited)
Total assets	$168,260,672	$168,312,816
Total liabilities	$6,138,214	$5,950,604
Working capital(1)	$1,149,320	$1,383,227
Total stockholders’ equity	$5,000,008	$5,000,002

____________

(1)      Working capital is defined as total current assets minus total current liabilities.

SUMMARY UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL DATA

The following summary unaudited pro forma condensed combined financial data has been derived from the unaudited pro forma condensed combined balance sheet of the Combined Entity as of March 31, 2021 and the unaudited pro forma condensed combined statements of operations of the Combined Entity for the three months ended March 31, 2021 and for the year ended December 31, 2020 included in “Unaudited Pro Forma Condensed Combined Financial Information.”

The summary unaudited pro forma condensed combined financial data should be read in conjunction with the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of operations, and the accompanying notes. In addition, the unaudited condensed combined pro forma financial data was based on and should be read in conjunction with the historical financial statements of BCTG and Tango, including the accompanying notes, which are included elsewhere in this proxy statement/prospectus.

The Business Combination will be accounted for as a reverse recapitalization because Tango has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”) under both the no redemption and maximum redemption scenarios. The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the no redemption and maximum redemption scenarios:

•        The pre-combination equity holders of Tango will hold the majority of voting rights in the Combined Entity;

•        The pre-combination equity holders of Tango will have the right to appoint the majority of the directors on the Combined Entity Board;

•        Senior management of Tango will comprise the senior management of the Combined Entity; and

•        Operations of Tango will comprise the ongoing operations of the Combined Entity.

Under the reverse recapitalization accounting model, the Business Combination will be treated as Tango issuing stock for the net assets of BCTG, with no goodwill or intangible assets recorded.

The unaudited pro forma condensed combined financial data has been prepared using the assumptions below with respect to the potential redemption of Public Shares into cash:

•        Assuming No Redemptions:    This presentation assumes that no BCTG stockholders exercise redemption rights with respect to their Public Shares; and

•        Assuming Maximum Redemptions:    This presentation assumes that all BCTG’s public stockholders, without giving effect to the Subscription Agreements entered into by certain BCTG public stockholders participating in the PIPE Investment, exercise redemption rights with respect to their public shares up to the minimum BCTG cash required at closing discussed below. This scenario assumes that 4,036,936 shares are redeemed for an aggregate redemption value of approximately $40.4 million. This maximum redemption scenario is based on the maximum number of redemptions which may occur, but which would still provide BCTG with cash at closing of the Business Combination of no less than $300.0 million pursuant to the Merger Agreement.

(in thousands)

	Historical		Pro forma
	Tango	BCTG	No redemption scenario	Maximum redemption scenario
Summary Unaudited Condensed Combined Balance Sheet Data – As of March 31, 2021
Total current assets	$210,335	$1,452	$547,879	$507,510
Total assets	224,112	168,261	561,263	520,894
Total current liabilities	36,854	302	37,156	37,156
Total liabilities	166,221	6,138	166,523	166,523
Redeemable convertible preferred stock	166,534	—	—	—
Common stock subject to redemption	—	157,122	—	—
Total stockholders’ equity (deficit)	(108,643)	5,000	394,739	354,370

(in thousands, except per share amounts)

	Historical		Pro forma
	Tango	BCTG	No redemption scenario	Maximum redemption scenario
Summary Unaudited Condensed Combined Statement of Operations Data – For the Three Months Ended March 31, 2021
Total operating expenses	$18,467	$266	$18,733	$18,733
Loss from operations	(12,081)	(266)	(12,347)	(12,347)
Net loss attributable to common shareholders – basic and diluted	(12,106)	(240)	(12,372)	(12,372)
Basic and diluted net loss per share	(0.88)	(0.00)	(0.14)	(0.15)

(in thousands, except per share amounts)

	Historical		Pro forma
	Tango	BCTG	No redemption scenario	Maximum redemption scenario
Summary Unaudited Condensed Combined Statement of Operations Data – For the Year Ended December 31, 2020
Total operating expenses	$59,856	$181	$60,037	$60,037
Loss from operations	(52,200)	(181)	(52,381)	(52,381)
Net loss attributable to common shareholders – basic and diluted	(51,972)	(123)	(52,153)	(52,153)
Basic and diluted net loss per share	(4.53)	(0.04)	(0.59)	(0.61)

RISK FACTORS

The following risk factors will apply to our business and operations following the completion of the Business Combination. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of Tango and our business, prospects, financial condition and operating results following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your shares of Common Stock. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business, prospects, financial condition or operating results. The following discussion should be read in conjunction with our financial statements and the consolidated financial statements of Tango and notes to the consolidated financial statements included herein.

Risks Related to Tango

Unless the context otherwise requires, references in this subsection “— Risks Related to Tango” to “we”, “us” and “our” generally refer to Tango in the present tense or New Tango from and after the Business Combination.

Risks Related to Our Limited Operating History, Financial Position, and Capital Requirements

We are a precision oncology company with a limited operating history.

We commenced operations in 2017 and are a precision oncology company with a limited operating history. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Since our inception, we have devoted substantially all of our efforts to organizing and staffing our company, acquiring intellectual property, business planning, raising capital, conducting discovery, research and development activities, and providing general and administrative support for these operations. We have no products approved for commercial sale and therefore have never generated any revenue from product sales, and we do not expect to in the foreseeable future. We have not obtained regulatory approvals for any of our product candidates, and there is no assurance that we will obtain approvals in the future. Our precision oncology programs are still in preclinical development. We expect to continue to incur significant expenses and operating losses over the next several years and for the foreseeable future. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital.

We have incurred significant net losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

Our net losses were $12.1 million and $7.9 million for the three months ended March 31, 2021 and 2020, respectively. We had an accumulated deficit of $115.2 million as of March 31, 2021. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect our research and development expenses to increase significantly in connection with the commencement and continuation of clinical trials of our product candidates. In addition, if we obtain regulatory approval for our product candidates, we will incur significant sales, marketing and manufacturing expenses. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

The amount of our future losses is uncertain and our quarterly and annual operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline. Our quarterly and annual operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control and may be difficult to predict, including the following:

•        the timing and success or failure of future clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

•        our ability to successfully open clinical trial sites and recruit and retain subjects for clinical trials, and any delays caused by difficulties in such efforts;

•        our ability to obtain regulatory approval for our product candidates, and the timing and scope of any such approvals we may receive;

•        the timing and cost of, and level of investment in, research and development activities relating to our product candidates, which may change from time to time;

•        the cost of manufacturing our product candidates and products, should they receive regulatory approval, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;

•        our ability to attract, hire and retain qualified personnel;

•        expenditures that we will or may incur to develop additional product candidates;

•        the level of demand for our products should they receive regulatory approval, which may vary significantly;

•        the risk/benefit profile, cost and reimbursement policies with respect to our product candidates, if approved, and existing and potential future therapeutics that compete with our product candidates;

•        the changing and volatile U.S. and global economic environments, including as a result of the COVID-19 pandemic; and

•        future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

We have no products approved for commercial sale and have not generated any revenue from product sales.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from product sales, and we do not expect to generate any revenue from the sale of products in the near future. We do not expect to generate significant product revenue unless and until we obtain regulatory approval of, and begin to sell, one or more of our product candidates. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

•        successfully complete our planned preclinical studies for our novel precision oncology development programs;

•        timely file and the acceptance of our investigational new drug applications, or IND, for TNG908 and our other programs in order to commence our future clinical trials;

•        successfully enroll subjects in, and complete, our planned clinical trials;

•        initiate and successfully complete all safety and efficacy studies required to obtain U.S. and foreign regulatory approval for our product candidates;

•        establish commercial manufacturing capabilities or make arrangements with third-party manufacturers for clinical supply and commercial manufacturing;

•        obtain and maintain patent and trade secret protection or regulatory exclusivity for our product candidates;

•        launch commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•        obtain and maintain acceptance of the products, if and when approved, by patients, the medical community and third-party payors;

•        position our products to effectively compete with other therapies;

•        obtain and maintain healthcare coverage and adequate reimbursement;

•        enforce and defend intellectual property rights and claims;

•        implement measures to help minimize the risk of COVID-19 to our employees as well as patients and subjects enrolled in our clinical trials; and

•        maintain a continued acceptable safety profile of our products following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

We will need to raise substantial additional funding. If we are unable to raise capital when needed or on terms acceptable to us, we would be forced to delay, reduce or eliminate some of our product development programs or commercialization efforts.

The development of pharmaceutical products is capital-intensive. We are currently advancing our precision oncology programs through preclinical development. We plan to file an IND for TNG908 in the fourth quarter of 2021 and begin a Phase 1/2 clinical trial in the first half of 2022. We also plan to file an IND for our USP1 inhibitor program in 2022 and file an IND for our undisclosed target for STK11-mutant cancers (Target 3) in 2023. Consequently, we expect our expenses to significantly increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate and complete clinical trials of, and seek regulatory approval for, our product candidates. In addition, depending on the status of regulatory approval or, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for our current or future product candidates or otherwise expand more rapidly than we presently anticipate. Furthermore, we will incur additional costs associated with operating as a public company following the Business Combination. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate certain of our research and development programs or future commercialization efforts.

We expect that the net proceeds from the Business Combination and the PIPE transaction, together with its existing cash and cash equivalents, will fund its projected operating requirements at least into the second half of 2024. However, our future capital requirements will depend on and could increase significantly as a result of many factors, including:

•        the scope, progress, results and costs of product discovery, preclinical and clinical development, and clinical trials for our product candidates;

•        the potential additional expenses attributable to adjusting our development plans (including any supply related matters) to the COVID-19 pandemic;

•        the scope, prioritization and number of our research and development programs;

•        the costs, timing and outcome of regulatory review of our product candidates;

•        our ability to establish and maintain additional collaborations on favorable terms, if at all;

•        the achievement of milestones or occurrence of other developments that trigger payments under our existing collaboration agreements or any additional collaboration agreements we may establish;

•        the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

•        the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•        the extent to which we acquire or in-license other product candidates and technologies;

•        the costs of securing manufacturing arrangements for clinical and commercial production;

•        costs related to the development of any companion diagnostics we may use in the future; and

•        the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.

Identifying potential product candidates and conducting preclinical development testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Disruptions in the financial markets in general and more recently due to the COVID-19 pandemic may make equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all.

If we are unable to obtain funding on a timely basis or on acceptable terms, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product that has received regulatory approval or be unable to expand our operations or otherwise capitalize on our business opportunities as desired, which could materially affect our business, financial condition and results of operations.

Ability to raise additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds. The terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted, and the terms of those securities may include liquidation or other preferences that may materially adversely affect your rights as a common stockholder. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, acquiring, selling or licensing intellectual property rights, and making capital expenditures, declaring dividends or other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to meet certain milestones in connection with debt financing and the failure to achieve such milestones by certain dates may force us to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us which could have a material adverse effect on our business, operating results and prospects.

We also could be required to seek funds through arrangements with additional collaborators or otherwise at an earlier stage than otherwise would be desirable. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or product candidates, grant licenses on terms that may not be favorable to us or grant rights to develop and market our product candidates that we would otherwise prefer to develop and market ourselves, any of which may have a material adverse effect on our business, operating results and prospects.

Risks Related to the Development of our Precision Oncology and Other Programs and Product Candidates

We have never successfully completed any clinical trials and we may be unable to do so for any product candidates we develop. Certain of our programs are still in preclinical development and may never advance to clinical development.

We have not yet demonstrated our ability to successfully complete clinical trials, including large-scale, pivotal clinical trials, obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Our programs are still in preclinical development and may never advance to clinical development. We plan to file an IND for TNG908 in the fourth quarter of 2021 and expect to begin a Phase 1/2 clinical trial in first half of 2022. We also plan to file an IND for our USP1 inhibitor program in 2022 and file an IND for our undisclosed target for STK11-mutant cancers (Target 3) in 2023. We may not be able to file such IND or INDs for any of our other product candidates on the timelines we expect, if at all. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that require us to suspend or terminate clinical trials. Commencing each of these clinical trials is subject to finalizing the trial design based on discussions with the FDA and other regulatory authorities. Any guidance we receive from the FDA or other regulatory authorities is subject to change. These regulatory authorities could change their position, including on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete additional clinical trials or result in the composition of stricter approval conditions than we currently expect. Successful completion of our clinical trials is a prerequisite to submitting a new drug application, or NDA to the FDA, a Marketing Authorization Application, or MAA, to the European Medicines Agency, or EMA, or other marketing applications to regulatory authorities in other jurisdictions, for each product candidate and, consequently, the regulatory approval of each product candidate. We currently do not have any product candidates in clinical development. Our lead development candidate, TNG908, is currently in IND-enabling studies. However, we do not know whether this will advance to future clinical trials, and if so, whether it or any of our future clinical trials will begin on time or be completed on schedule, if at all.

If we are required to conduct additional preclinical studies or clinical trials of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•        be delayed in obtaining regulatory approval for our product candidates;

•        not obtain regulatory approval at all;

•        obtain regulatory approval for indications or patient populations that are not as broad as intended or desired;

•        continue to be subject to post-marketing testing requirements; or

•        experience having the product removed from the market after obtaining regulatory approval.

Our programs are focused on the development of oncology therapeutics for patients with genetically defined or biomarker-driven cancers, which is a rapidly evolving area of science, and the approach we are taking to discover and develop drugs is novel and may never lead to approved or marketable products.

The discovery and development of oncology therapeutics for patients with genetically defined or biomarker-driven cancers is an emerging field, and the scientific discoveries that form the basis for our efforts to discover and develop product candidates are relatively new. Our unique functional genomics discovery approach is based on the genetic concept of synthetic lethality. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. Although we believe, based on our preclinical work, that the genetic markers targeted by our programs drive the formation and spread of certain cancers, clinical results may not confirm this hypothesis or may only confirm it for certain alterations or certain tumor types. The patient populations for our product candidates are limited to those with specific target alterations and may not be completely defined but are substantially smaller than the general treated cancer population, and we will need to screen and identify these patients with targeted alterations. Successful identification of patients is dependent on several factors, including achieving certainty as to how specific alterations respond to our product candidates and the ability to identify such alterations. Furthermore, even if we are successful in identifying patients with specific targets, we cannot be certain that the resulting patient populations for each alternation will be large enough to allow us to successfully obtain approval for each alternation type and commercialize our product candidates and achieve profitability.

Clinical product development involves a lengthy and expensive process, with an uncertain outcome.

Our preclinical studies and future clinical trials may not be successful. Currently, all our programs are in preclinical development. It is impossible to predict when or if any of our product candidates will prove effective and safe in humans or will receive regulatory approval. Before obtaining regulatory approval from regulatory authorities for the sale of any product candidate, we must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and outcomes are uncertain. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their product candidates. Our preclinical studies and future and ongoing clinical trials may not be successful.

If we are unable to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for our product candidates that require or would commercially benefit from such tests, or experience significant delays in doing so, we may not realize the full commercial potential of these product candidates.

In connection with the clinical development of our product candidates for certain indications, we may engage third parties to develop or otherwise obtain access to in vitro companion diagnostic tests to identify patient subsets within a disease category who may derive selective and meaningful benefit from our product candidates. Such companion diagnostics would be used during our clinical trials as well as in connection with the commercialization of our products that receive regulatory approval. To be successful, we or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. The FDA and comparable foreign regulatory authorities regulate in vitro companion diagnostics as medical devices and, under that regulatory framework, will likely require the conduct of clinical trials to demonstrate the safety and effectiveness of any diagnostics we may develop, which we expect will require separate regulatory clearance or approval prior to commercialization.

We intend to rely on third parties for the design, development and manufacture of companion diagnostic tests for our therapeutic product candidates that may require such tests. If we enter into such collaborative agreements, we will be dependent on the sustained cooperation and effort of our future collaborators in developing and obtaining approval for these companion diagnostics. It may be necessary to resolve issues such as selectivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We and our future collaborators may encounter difficulties in developing, obtaining regulatory approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our therapeutic product candidates themselves, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we are unable to successfully develop companion diagnostics for these therapeutic product candidates, or experience delays in doing so, the development of these therapeutic product candidates may be adversely affected, these therapeutic product candidates may not obtain regulatory approval, and we may not realize the full commercial potential of any of these therapeutic products that obtain regulatory approval. As a result, our business, results of operations and financial condition could be materially harmed. In addition, a diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic test that we anticipate using in connection with development and commercialization of our product candidates or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our therapeutic product candidates.

Interim, top-line, and preliminary data from our future clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to confirmation, audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, top-line or preliminary data from our future clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, top-line or preliminary results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary, interim or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary top-line data we previously published. As a result, preliminary, interim and top-line data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects and may cause the price of our common stock to fluctuate or decline.

Further, regulatory agencies and others, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could adversely impact the potential of the particular program, the likelihood of obtaining regulatory approval of the particular product candidate, commercialization of any approved product and the business prospects of our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is derived from information that is typically extensive, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

If the preliminary, interim or top-line data that we report differ from actual results, or if regulatory authorities or others, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be significantly impaired, which could materially harm our business, operating results, prospects or financial condition.

We may incur additional costs or experience delays in initiating or completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

We may experience delays in initiating or completing our preclinical studies or clinical trials, including as a result of delays in obtaining, or failure to obtain, the FDA’s clearance to initiate clinical trials under future INDs. Additionally, we cannot be certain that preclinical studies or clinical trials for our product candidates will not require redesign, will enroll an adequate number of subjects on time, or will be completed on schedule, if at all. We may experience numerous unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

•        we may receive feedback from regulatory authorities that require us to modify the design or implementation of our preclinical studies or clinical trials or to delay or terminate a clinical trial;

•        regulators or institutional review boards, or IRBs, or ethics committees may delay or may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•        we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective clinical research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•        preclinical studies or clinical trials of our product candidates may fail to show safety or efficacy or otherwise produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials, or we may decide to abandon product research or development programs;

•        preclinical studies or clinical trials of our product candidates may not produce differentiated or clinically significant results across tumor types or indications;

•        the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•        our third party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls, be unable to provide us with sufficient product supply to conduct or complete preclinical studies or clinical trials, fail to meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

•        we may elect to, or regulators or IRBs or ethics committees may require us or our investigators to, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants in our clinical trials are being exposed to unacceptable health risks;

•        the cost of clinical trials of our product candidates may be greater than we anticipate;

•        clinical trials of our product candidates may be delayed due to complications associated with the evolving COVID-19 pandemic;

•        the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

•        our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs or ethics committees to suspend or terminate the trials, or reports may arise from preclinical or clinical testing of other cancer therapies that raise safety or efficacy concerns about our product candidates;

•        regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate; and

•        regulatory developments with respect to our competitors’ products, including any developments, litigation or public concern about the safety of such products.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions at which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination or clinical hold due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, adverse findings upon an inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Further, the FDA may disagree with our clinical trial design or our interpretation of data from clinical trials or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.

Moreover, principal investigators for our current and future clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected the interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site, and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of regulatory approval of one or more of our product candidates.

Our product development costs will also increase if we experience delays in testing or regulatory approvals. We do not know whether any of our future clinical trials will begin as planned, or whether any of our current or future clinical trials will need to be restructured or will be completed on schedule, if at all. Significant preclinical study or clinical trial delays, including those caused by the COVID-19 pandemic, also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which would impair our ability to successfully commercialize our product candidates and may significantly harm our business, operating results, financial condition and prospects.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities, or as needed to provide appropriate statistical power for a given trial. In particular, because we are focused on patients with specific genetic mutations for the development of our precision oncology programs and because orphan indications have small populations, our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate.

We may experience difficulties with identifying specific patient populations for any biomarker-defined trial cohorts. The patient eligibility criteria defined in our trial protocols, including biomarker-driven identification may limit the patient populations eligible for our clinical trials to a greater extent than competing clinical trials for the same indication that do not have biomarker-driven patient eligibility criteria. We will also rely on the willingness and ability of clinicians to screen their patients for biomarkers to indicate which patients may be eligible for enrollment in our clinical trials.

In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as do our product candidates, and patients who would otherwise be eligible for our clinical trials may choose instead to enroll in clinical trials of our competitors’ product candidates. Furthermore, our ability to enroll patients may be significantly delayed by the evolving COVID-19 pandemic, and we cannot accurately predict the extent and scope of such delays at this point.

In addition to the competitive trial environment, the eligibility criteria of our future clinical trials will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure to assure their cancer is either severe enough or not too advanced to include them in a study. Additionally, the process of finding patients may prove costly. We also may not be able to identify, recruit or enroll a sufficient number of patients to complete our clinical studies because of the perceived risks and benefits of the product candidates under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients, and the patient referral practices of physicians. If patients are unwilling to participate in our studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed.

We may also engage third parties to develop companion diagnostics for use in our clinical trials, but such third parties may not be successful in developing such companion diagnostics, limiting our ability to identify patients with the targeted genetic mutations for our clinical trials. Further, if we are required to develop companion diagnostics and are unable to include patients with the targeted genetic mutations, this could compromise our ability to seek participation in the FDA’s expedited review and development programs, including Breakthrough Therapy Designation and Fast Track Designation, or otherwise seek to accelerate clinical development and regulatory timelines. Patient enrollment may be affected by other factors, including:

•        the severity of the disease under investigation;

•        the efforts to obtain and maintain patient consents and facilitate timely enrollment in clinical trials;

•        the ability to monitor patients adequately during and after treatment;

•        the risk that patients enrolled in clinical trials will drop out of the clinical trials before clinical trial completion;

•        the ability to recruit clinical trial investigators with the appropriate competencies and experience;

•        reporting of the preliminary results of any of our clinical trials; and

•        factors we may not be able to control, including the impacts of the COVID-19 pandemic, that may limit patients, principal investigators or staff or clinical site availability.

We anticipate that certain of our current product candidates and future product candidates could be used in combination with third-party drugs or biologics, some of which are still in development, and we have limited or no control over the supply, regulatory status, or regulatory approval of such drugs or biologics.

Certain of our current product candidates and any future product candidates have the potential to be administered in combination with existing standards of care like checkpoint inhibitor immunotherapies, chemotherapies, targeted therapies or radiotherapy. Our ability to develop and ultimately commercialize our current programs and product candidates and any future programs or product candidates used in combination with other therapies will depend on our ability to access such drugs or biologics on commercially reasonable terms for the clinical trials and their availability for use with our commercialized product, if approved. We cannot be certain that current or potential future commercial relationships will provide us with a steady supply of such drugs or biologics on commercially reasonable terms or at all.

Any failure to maintain or enter into new successful commercial relationships, or the expense of purchasing checkpoint inhibitor immunotherapies or other comparator therapies in the market, may delay our development timelines, increase our costs and jeopardize our ability to develop our current product candidates and any future product candidates as commercially viable therapies. If any of these occur, our business, financial condition, operating results, stock price and prospects may be materially harmed.

Moreover, the development of product candidates for use in combination with another product or product candidate may present challenges that are not faced for single agent product candidates. The FDA or comparable foreign regulatory authorities may require us to use more complex clinical trial designs in order to evaluate the contribution of each product and product candidate to any observed effects. It is possible that the results of such trials could show that any positive previous trial results are attributable to the combination therapy and not our current product candidates and any future product candidates. Moreover, following product approval, the FDA or comparable foreign regulatory authorities may require that products used in conjunction with each other be cross labeled for combined use. To the extent that we do not have rights to the other product, this may require us to work with a third party to satisfy such a requirement. Moreover, developments related to the other product may impact our clinical trials for the combination as well as our commercial prospects should we receive regulatory approval. Such developments may include changes to the other product’s safety or efficacy profile, changes to the availability of the other product, quality, manufacturing and supply issues with respect to the other product, and changes to the standard of care.

In the event that any future collaborator or supplier cannot continue to supply their products on commercially reasonable terms, we would need to identify alternatives for accessing potential combination or targeted therapies. Additionally, should the supply of products from any current or future collaborator or supplier be interrupted, delayed or otherwise be unavailable to us, our clinical trials may be delayed. In the event we are unable to source an alternative supply, or are unable to do so on commercially reasonable terms, our business, financial condition, operating results, stock price and prospects may be materially harmed.

Results from early preclinical studies of our programs and product candidates are not necessarily predictive of the results of later preclinical studies and clinical trials of our programs and product candidates. If we cannot replicate the results from our earlier preclinical studies of our programs and product candidates in our later preclinical studies and clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our product candidates.

Any results from our early preclinical studies of our programs or our product candidates may not necessarily be predictive of the results from later preclinical studies and clinical trials. Similarly, even if we are able to complete our planned preclinical studies and clinical trials of our product candidates according to our current development timeline, the results from such preclinical studies and clinical trials of our product candidates may not be replicated in subsequent preclinical studies or clinical trial results.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical and other nonclinical findings made while clinical trials were underway, or safety, pharmacokinetic or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical, nonclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain regulatory approval.

We may not be able to file INDs for our precision oncology and other programs to commence clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.

We expect to file an IND for TNG908 in the fourth quarter of 2021 and to file an IND for our USP1 inhibitor program in 2022 and file an IND for our undisclosed target for STK11-mutant cancers (Target 3) in 2023. However, we may not be able to file such INDs or INDs for future product candidates for our precision oncology or other programs on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if the FDA agrees with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that it will not change its requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND. Any failure to file INDs on the timelines we expect or to obtain regulatory approvals for our planned clinical trials may prevent us from initiating or completing our clinical trials or commercializing our product candidates on a timely basis, if at all.

Our future clinical trials or those of our current or future collaborators may reveal significant adverse events not seen in our preclinical or nonclinical studies and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and outcomes are inherently uncertain. Failure can occur at any time during the clinical trial process. Because our precision oncology programs and our product candidates are in an early stage of development, there is a high risk of failure, and we may never succeed in developing marketable products. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials also may fail to show the desired safety and efficacy profile despite having progressed through nonclinical studies and initial clinical trials. If the results of our future preclinical studies and clinical trials are inconclusive with respect to the safety, pharmacokinetics or efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be prevented from, or delayed in, obtaining regulatory approval for such product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. While we have not yet initiated clinical trials for our precision oncology programs, it is likely, as is the case with many oncology therapies, that there may be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, our trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims.

Further, our product candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if our product candidates have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In addition, our product candidates could cause undesirable side effects that we have not yet observed. Many compounds that initially showed promise in early-stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound. Most product candidates that commence clinical trials are never approved as products, and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development or regulatory approval of any of our product candidates.

We may develop future product candidates, in combination with one or more cancer therapies. The uncertainty resulting from the use of our product candidates in combination with other cancer therapies may make it difficult to accurately predict side effects in future clinical trials. As is the case with many treatments for cancer and rare diseases, it is likely that there may be side effects associated with the use of our product candidates. If significant adverse events or other side effects are observed in any of our future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of one or more product candidates altogether. We, the FDA or other applicable regulatory authorities, or an IRB may suspend or terminate clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product from obtaining or maintaining regulatory approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, operating results, financial condition and prospects.

Some of our product candidates modulate pathways for which there are currently no approved or effective therapies, and utilize novel binding locations, which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects.

Some of our product candidates modulate pathway for which there are currently no approved or effective therapies, which may result in uncertainty regarding our current and future development efforts and ability to obtain regulatory approval for such candidates. We select programs for cancer driver targets based on compelling biological rationale. We explore new programs based on extensive preclinical data analysis which sometimes cannot predict efficacy or safety in humans.

Some of our product candidates utilize novel binding locations, which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects. We utilize structural biology in tight integration with our medicinal chemistry and biology capabilities to predict and design the compounds that will achieve the most desirable characteristics, including potency, selectivity, bioavailability, and drug-like properties. A disruption in any of these capabilities may have significant adverse effects in our ability to expand our pipeline of product candidates, and we cannot predict whether we will continue to have access to these capabilities in the future to support our pipeline development. In addition, there can be no assurance that we will be able to rapidly identify, design and synthesize the necessary compounds or that these or other problems related to the development of product candidates will not arise in the future, which may cause significant delays or we raise problems we may not be able to resolve.

Regulatory approval of novel product candidates such as ours can be more expensive, riskier and take longer than for other, more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to our and regulatory agencies’ lack of experience with them. The novelty of the mechanism of action of any of our product candidates may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. The novel mechanism of action also means that fewer people are trained in or experienced with product candidates of this type, which may make it more difficult to find, hire and retain personnel for research, development and manufacturing positions. If our inhibitors utilize a novel mechanism of action that has not been the subject of extensive study compared to more well-known product candidates, there is also an increased risk that we may discover previously unknown or unanticipated adverse effects during our preclinical studies and clinical trials. Any such events could adversely impact our business prospects, operating results and financial condition.

We may in the future conduct clinical trials for our product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We may in the future choose to conduct additional clinical trials outside the United States, including in Europe, Australia or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA may be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for regulatory approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practices, (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving regulatory approval or clearance for commercialization in the applicable jurisdiction.

Although we intend to explore other therapeutic opportunities in addition to the programs and product candidates that we are currently developing, we may fail to identify viable new product candidates for clinical development for a number of reasons. If we fail to identify additional product candidates, our business could be materially harmed.

Research programs to pursue the development of our existing and planned product candidates for additional indications and to identify new product candidates and disease targets require substantial technical, financial and human resources whether or not they are ultimately successful. Our research programs may initially show promise in identifying potential indications and/or product candidates, yet fail to yield results for clinical development for a number of reasons, including:

•        the research methodology used may not be successful in identifying potential indications and/or product candidates;

•        potential product candidates may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective products; or

•        it may take greater human and financial resources than we will possess to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, thereby limiting our ability to develop, diversify and expand our product portfolio.

Because we have limited financial and human resources, we intend to initially focus on research programs and product candidates for a limited set of indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for our product candidates or to develop suitable product candidates through internal research programs, which could materially adversely affect our future growth and prospects. We may focus our efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful.

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our product candidates, we will not be able to commercialize, or will be delayed in commercializing, our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable foreign regulatory authorities. Before we can commercialize any of our product candidates, we must obtain regulatory approval. Currently, all of our product candidates are in discovery or preclinical development, and we have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction. It is possible that our product candidates, including any product candidates we may seek to develop in the future, will never obtain regulatory approval. We have limited experience in filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third-party CROs and/or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended pharmacokinetics, side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use. In addition, regulatory authorities may find fault with our manufacturing process or facilities or that of third-party contract manufacturers. We may also face greater than expected difficulty in manufacturing our product candidates.

The process of obtaining regulatory approvals, both in the United States and abroad, is expensive and often takes many years. If the FDA or a comparable foreign regulatory authority requires that we perform additional preclinical studies or clinical trials, approval may be delayed, if obtained at all. The length of such a delay varies substantially based upon a variety of factors, including the type, complexity and novelty of the product candidate involved. Changes in regulatory approval policies during the development period, changes in or enactment of additional statutes or regulations, or changes in regulatory review policies for each submitted NDA, premarket approval application, or PMA, or equivalent application types, may cause delays in the approval or rejection of an application. The FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Our product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

•        the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•        we may not be able to enroll a sufficient number of patients in our clinical studies;

•        we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication or a related companion diagnostic is suitable to identify appropriate patient populations;

•        the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•        we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•        the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•        the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA, or other submission or to obtain regulatory approval in the United States or elsewhere;

•        the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•        the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change such that our clinical data are insufficient for approval.

Even if we were to obtain regulatory approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, thereby narrowing the commercial potential of the product candidate. In addition, regulatory authorities may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

If we experience delays in obtaining, or if we fail to obtain, approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenue will be materially impaired.

The COVID-19 pandemic, or a similar pandemic, epidemic, or outbreak of an infectious disease, may materially and adversely affect our business and our financial results and could cause a disruption to the development of our product candidates.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. In 2020 and continuing into 2021, a novel strain of a virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes COVID-19 has spread to most countries across the world, including all 50 states within the U.S., including Cambridge, Massachusetts, where our primary office and laboratory space is located. The coronavirus pandemic is evolving, and has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The extent to which the coronavirus impacts our operations or those of our third-party partners, including our preclinical studies or clinical trial operations, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The continued spread of COVID-19 globally could adversely impact our preclinical or clinical trial operations in the U.S., including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. For example, similar to other biopharmaceutical companies, we may experience delays in initiating IND-enabling studies, protocol deviations, enrolling our clinical trials, or dosing of patients in our clinical trials as well as in activating new trial sites. COVID-19 may also affect employees of third-party CROs located in affected geographies that we rely upon to carry out our clinical trials. Any negative impact COVID-19 has to patient enrollment or treatment or the execution of our product candidates could cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses, and have a material adverse effect on our financial results.

Additionally, timely enrollment in planned clinical trials is dependent upon clinical trial sites which could be adversely affected by global health matters, such as pandemics. We plan to conduct clinical trials for our product candidates in geographies which are currently being affected by the COVID-19 pandemic. Some factors from the COVID-19 pandemic that may delay or otherwise adversely affect enrollment in the clinical trials of our product candidates, as well as our business generally, include:

•        the potential diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our prospective clinical trials;

•        limitations on travel that could interrupt key trial and business activities, such as clinical trial site initiations and monitoring, domestic and international travel by employees, contractors or patients to clinical trial sites, including any government-imposed travel restrictions or quarantines that will impact the ability or willingness of patients, employees or contractors to travel to our clinical trial sites or secure visas or entry permissions, a loss of face-to-face meetings and other interactions with potential partners, any of which could delay or adversely impact the conduct or progress of our prospective clinical trials;

•        the potential negative affect on the operations of our third-party manufacturers;

•        interruption in global shipping affecting the transport of clinical trial materials, such as patient samples, investigational drug product and conditioning drugs and other supplies used in our prospective clinical trials;

•        business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments;

•        operations, staffing shortages, travel limitations or mass transit disruptions, any of which could adversely impact our business operations or delay necessary interactions with local regulators, ethics committees and other important agencies and contractors;

•        changes in local regulations as part of a response to the COVID-19 pandemic, which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue such clinical trials altogether; and

•        interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines.

We have taken temporary precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring certain of our employees to work remotely, suspending all non-essential travel worldwide for our employees, implementing COVID-19 testing policies for employees in certain instances and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect our business. We cannot presently predict the scope and severity of the planned and potential shutdowns or disruptions of businesses and government agencies, such as the Securities and Exchange Commission, or the SEC, or FDA.

These and other factors arising from COVID-19 could worsen in countries that are already afflicted with COVID-19 or could continue to spread to additional countries. Any of these factors, and other factors related to any such disruptions that are unforeseen, could have a material adverse effect on our business and our results of operation and financial condition. Further, uncertainty around these and related issues could lead to adverse effects on the economy of the United States and other economies, which could impact our ability to raise the necessary capital needed to develop and commercialize our programs and product candidates.

Risks Related to Commercialization

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new products in the biopharmaceutical and related industries is highly competitive. We compete in the segments of the pharmaceutical, biotechnology, and other related markets that address structural biology-guided chemistry-based drug design to develop therapies in the fields of cancer and genetic diseases. There are other companies focusing on precision oncology to develop therapies in the fields of cancer and other diseases. We also compete more broadly across the market for cost-effective and reimbursable cancer treatments. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. These companies include divisions of large pharmaceutical companies and biotechnology companies of various sizes. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Any product candidates that we successfully develop and commercialize will compete with currently approved therapies and new therapies that may become available in the future from segments of the pharmaceutical, biotechnology and other related markets. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our products. We believe principal competitive factors to our business include, among other things, our ability to identify biomarkers, ability to successfully transition research programs into clinical development, ability to raise capital, and the scalability of the platform, pipeline, and business.

Many of the companies that we compete against or which we may compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. If these or other barriers to entry do not remain in place, other companies may be able to more directly or effectively compete with us.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we or our collaborators may develop. Our competitors also may obtain FDA or other regulatory approval for their products sooner than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, level of generic competition and availability of reimbursement from government and other third-party payors.

If the market opportunities for our programs and product candidates are smaller than we estimate or if any regulatory approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability will be adversely affected, possibly materially.

The incidence and prevalence for target patient populations of our programs and product candidates have not been established with precision. Our lead product candidate, TNG908, is an oral small molecule inhibitor of PRMT5. We are developing TNG908 for the treatment of patients with solid tumors with MTAP deletion, genetic alteration which occurs in 10 to 15% of all human tumors, including many commonly occurring cancers with high unmet need such as squamous cell lung, esophageal and bladder cancer. Our second product candidate, USP1, is a strong synthetic lethal target for BRCA1-mutant which are present in approximately 15% of ovarian cancer, 5% of breast cancer, and 1% of prostate cancer. Additionally, our undisclosed Target 3 program is being developed for patients with STK11 loss-of-function mutations, a genetic alteration in approximately 20% of non-small cell lung cancer. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our programs and product candidates, are based on our estimates.

The total addressable market opportunity will ultimately depend upon, among other things, the diagnosis criteria included in the final label, the indications for which our product candidates are approved for sale, acceptance by the medical community and patient access, product pricing and reimbursement. The number of patients with the cancers and solid tumors for which our product candidates may be approved as treatment may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business. We may not be successful in our efforts to identify additional product candidates. Due to our limited resources and access to capital, we must prioritize development of certain product candidates, which may prove to be the wrong choice and may adversely affect our business.

If our current product candidates or any future product candidates do not achieve broad market acceptance, the revenue that we generate from their sales may be limited, and we may never become profitable.

We have never commercialized a product candidate for any indication. Even if our current product candidates and any future product candidates are approved by the appropriate regulatory authorities for marketing and sale, they may not gain acceptance among physicians, patients, third-party payors, and others in the medical community. If any product candidates for which we obtain regulatory approval do not gain an adequate level of market acceptance, we may not generate significant revenue and may not become profitable or may be significantly delayed in achieving profitability. Market acceptance of our current product candidates and any future product candidates by the medical community, patients and third-party payors will depend on a number of factors, some of which are beyond our control. For example, physicians are often reluctant to switch their patients, and patients may be reluctant to switch, from existing therapies even when new and potentially more effective or safer treatments enter the market. If public perception is influenced by claims that the use of certain precision oncology product candidates or immunotherapies and targeted therapies is unsafe, whether related to our or our competitors’ products, our products may not be accepted by the general public or the medical community. Future adverse events in precision oncology, immuno-oncology or the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our product candidates.

Efforts to educate the medical community and third-party payors on the benefits of our current product candidates and any future product candidates may require significant resources and may not be successful. If our current product candidates or any future product candidates are approved but do not achieve an adequate level of market acceptance, we could be prevented from or significantly delayed in achieving profitability. The degree of market acceptance of any of our current product candidates and any future product candidates will depend on a number of factors, including:

•        the efficacy of our current product candidates and any future product candidates as single agents and in combination with marketed combination therapies;

•        the commercial success of the checkpoint blockade drugs with which our products may be co-administered;

•        the prevalence and severity of adverse events associated with our current product candidates and any future product candidates or those products with which they may be co-administered;

•        the clinical indications for which our product candidates are approved and the approved claims that we may make for the products;

•        limitations or warnings contained in the product’s FDA-approved labeling or those of comparable foreign regulatory authorities, including potential limitations or warnings for our current product candidates and any future product candidates that may be more restrictive than other competitive products;

•        changes in the standard of care for the targeted indications for our current product candidates and any future product candidates, which could reduce the marketing impact of any claims that we could make following FDA approval or approval by comparable foreign regulatory authorities, if obtained;

•        the relative convenience and ease of administration of our current product candidates and any future product candidates and any products with which they are co-administered;

•        the cost of treatment compared with the economic and clinical benefit of alternative treatments or therapies;

•        the availability of adequate coverage or reimbursement by third party payors, including government healthcare programs such as Medicare and Medicaid and other healthcare payors;

•        the price concessions required by third-party payors to obtain coverage;

•        the willingness of patients to pay out-of-pocket in the absence of adequate coverage and reimbursement;

•        the extent and strength of our marketing and distribution of our current product candidates and any future product candidates;

•        the safety, efficacy, and other potential advantages over, and availability of, alternative treatments already used or that may later be approved;

•        distribution and use restrictions imposed by the FDA or comparable foreign regulatory authorities with respect to our current product candidates and any future product candidates or to which we agree as part of a risk evaluation and mitigation strategy, or REMS, or voluntary risk management plan;

•        the timing of market introduction of our current product candidates and any future product candidates, as well as competitive products;

•        our ability to offer our current product candidates and any future product candidates for sale at competitive prices;

•        the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•        the extent and strength of our third-party manufacturer and supplier support;

•        the actions of companies that market any products with which our current product candidates and any future product candidates may be co-administered;

•        the approval of other new products;

•        adverse publicity about our current product candidates and any future product candidates or any products with which they are co-administered, or favorable publicity about competitive products; and

•        potential product liability claims.

Risks Related to Our Reliance on Third Parties

We expect to rely on third parties to conduct our future clinical trials, as well as investigator-sponsored clinical trials of our product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We do not have the ability to independently conduct clinical trials. We expect to rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs, to conduct or otherwise support clinical trials for our product candidates, including our Phase 1/2 clinical trial of TNG908 and any other product candidates that emerge from our precision oncology programs. We may also rely on academic and private non-academic institutions to conduct and sponsor clinical trials relating to our product candidates. We will not control the design or conduct of the investigator-sponsored trials, and it is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored trials as providing adequate support for future clinical trials, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results.

Such arrangements will likely provide us certain information rights with respect to the investigator-sponsored trials, including access to and the ability to use and reference the data, including for our own regulatory filings, resulting from the investigator-sponsored trials. However, we would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would we own the data from the investigator-sponsored trials. If we are unable to confirm or replicate the results from the investigator-sponsored trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development of our product candidates. Further, if investigators or institutions breach their obligations with respect to the clinical development of our product candidates, or if the data proves to be inadequate compared to the first-hand knowledge we might have gained had the investigator-sponsored trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected.

We rely and expect to continue to rely heavily on these parties for execution of clinical trials for our product candidates and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We, our principal investigators and our CROs are required to comply with regulations, including Good Clinical Practices, or GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for any products in clinical development. The FDA enforces GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we, our principal investigators or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCPs. In addition, our clinical trials must be conducted with product candidates produced under current Good Manufacturing Practice, or cGMP, regulations. Our failure or the failure of our principal investigators or CROs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process, significantly increase our expenditures and could also subject us to enforcement action. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Although we plan to design our Phase 1/2 clinical trial of TNG908 and intend to design the future clinical trials for our product candidates, these trials are conducted by CROs and we expect CROs will conduct all of our future clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, are outside of our direct control. Our reliance on third parties to conduct future clinical trials also results in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•        have staffing difficulties;

•        fail to comply with contractual obligations;

•        experience regulatory compliance issues;

•        undergo changes in priorities or become financially distressed; or

•        form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If the principal investigators or CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, regulatory approval and commercialization of our product candidates may be delayed, we may not be able to obtain regulatory approval and commercialize our product candidates or our development program may be materially and irreversibly harmed. If we are unable to rely on clinical data collected by our principal investigators or CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures.

If any of our relationships with these third-party principal investigators or CROs terminate, we may not be able to enter into arrangements with alternative CROs. If principal investigators or CROs do not successfully carry out their contractual obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such principal investigators or CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our product candidates. As a result, we believe that our financial results and the commercial prospects for our product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

We have entered into collaborations and may enter into additional collaborations in the future, and we might not realize the anticipated benefits of such collaborations.

Research, development, commercialization and/or strategic collaborations, including the existing collaboration that we have with Gilead Sciences, Inc., or Gilead, are subject to numerous risks, which include the following:

•        collaborators may have significant control or discretion in determining the efforts and resources that they will apply to a collaboration, and might not commit sufficient efforts and resources or might misapply those efforts and resources;

•        we may have limited influence or control over the approaches to research, development and/or commercialization of product candidates in the territories in which our collaboration partners lead research, development and/or commercialization;

•        collaborators might not pursue research, development and/or commercialization of collaboration product candidates or might elect not to continue or renew research, development and/or commercialization programs based on nonclinical and/or clinical trial results, changes in their strategic focus, availability of funding or other factors, such as a business combination that diverts resources or creates competing priorities;

•        collaborators might delay, provide insufficient resources to, or modify or stop research or clinical development for collaboration product candidates or require a new formulation of a product candidate for clinical testing;

•        collaborators with sales, marketing and distribution rights to one or more product candidates might not commit sufficient resources to sales, marketing and distribution or might otherwise fail to successfully commercialize those product candidates;

•        collaborators might not properly maintain or defend our intellectual property rights or might use our intellectual property improperly or in a way that jeopardizes our intellectual property or exposes us to potential liability;

•        collaboration activities might result in the collaborator having intellectual property covering our activities or product candidates, which could limit our rights or ability to research, develop and/or commercialize our product candidates;

•        collaborators might not be in compliance with laws applicable to their activities under the collaboration, which could impact the collaboration and us;

•        disputes might arise between a collaborator and us that could cause a delay or termination of the collaboration or result in costly litigation that diverts management attention and resources; and

•        collaborations might be terminated, which could result in a need for additional capital to pursue further research, development and/or commercialization of our product candidates.

In addition, funding provided by a collaborator might not be sufficient to advance product candidates under the collaboration. For example, although Gilead provided us with $175 million upfront payments and a $20 million equity investment in connection with certain collaboration agreements with Gilead, we might need additional funding to advance product candidates prior to the completion of the clinical milestones of the collaboration agreement with Gilead.

If a collaborator terminates a collaboration or a program under a collaboration, including by failing to exercise a license or other option under the collaboration, whether because we fail to meet a milestone or otherwise, any potential revenue from the collaboration would be significantly reduced or eliminated. In addition, we will likely need to either secure other funding to advance research, development and/or commercialization of the relevant product candidate or abandon that program, the development of the relevant product candidate could be significantly delayed, and our cash expenditures could increase significantly if we are to continue research, development and/or commercialization of the relevant product candidates.

Any one or more of these risks, if realized, could reduce or eliminate future revenue from product candidates under our collaborations, and could have a material adverse effect on our business, financial condition, results of operations and/or growth prospects.

We contract with third parties for the manufacture of our product candidates for preclinical development and expect to continue to do so for clinical testing and commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently own or operate, nor do we have any plans to establish in the future, any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical development and clinical testing, as well as for the commercial manufacture of our products if any of our product candidates receive regulatory approval. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

The facilities used by our contract manufacturers to manufacture our product candidates must be inspected by the FDA pursuant to pre-approval inspections that will be conducted after we submit our marketing applications to the FDA. We do not control the manufacturing process of, and will be completely dependent on, our contract manufacturers for compliance with cGMPs in connection with the manufacture of our product candidates. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to pass regulatory inspections and/or maintain regulatory compliance for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of our product candidates or if it finds deficiencies or withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

If any contract manufacturing organization, or CMO, with whom we contract fails to perform its obligations, we may be forced to enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all. In such scenario, our clinical trials supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our products or product candidates may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CMOs for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CMO could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of our product candidate that such CMO owns independently. This would increase our reliance on such CMO or require us to obtain a license from such CMO in order to have another CMO manufacture our product candidates. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

Further, our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, if approved, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business and supplies of our product candidates.

We may be unable to establish any additional agreements with third-party manufacturers or do so on acceptable terms. Reliance on third-party manufacturers entails additional risks, including:

•        reliance on the third party for regulatory compliance and quality assurance;

•        the possible breach of the manufacturing agreement by the third party;

•        the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•        the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our product candidates and any products that we may develop may compete with other product candidates and approved products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or regulatory approval. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers. We may incur added costs and delays in identifying and qualifying any such replacement.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive regulatory approval on a timely and competitive basis.

The third parties upon whom we rely for the supply of the active pharmaceutical ingredients and drug product to be used in our product candidates are our sole source of supply, and the loss of any of these suppliers could significantly harm our business.

The active pharmaceutical ingredients, or API, and drug product we expect to use in all of our product candidates are supplied to us from single-source suppliers. Our ability to successfully develop our product candidates, and to ultimately supply our commercial products in quantities sufficient to meet the market demand, depends in part on our ability to obtain the API and drug product for these products in accordance with regulatory requirements and in sufficient quantities for clinical testing and commercialization. We are also unable to predict how changing global economic conditions or potential global health concerns such as the COVID-19 pandemic will affect our third-party suppliers and manufacturers. Any negative impact of such matters on our third-party suppliers and manufacturers may also have an adverse impact on our results of operations or financial condition.

For all of our product candidates, we intend to identify and qualify additional manufacturers to provide such API and drug product prior to submission of an NDA to the FDA and/or an MAA to the EMA. We are not certain, however, that our single-source suppliers will be able to meet our demand for their products, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers.

Establishing additional or replacement suppliers for the API and drug product used in our product candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory inspection or approval, which could result in further delay. While we seek to maintain adequate inventory of the API and drug product used in our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain such API and drug product from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.

We may seek to establish additional collaborations, and, if we are not able to establish them on commercially reasonable terms, or at all, we may have to alter our development and commercialization plans.

Our product development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with additional pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s own evaluation of a potential collaboration. Such factors a potential collaborator will use to evaluate a collaboration may include the design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. The terms of any additional collaborations or other arrangements that we may establish may not be favorable to us.

We may also be restricted under collaboration agreements from entering into future agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate additional collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

In addition, any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent and other intellectual property protection for our technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be impaired.

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection in the U.S. and other countries for our current or future product candidates, including our current lead product candidate, TNG908, and our other future product candidates, as well as for their respective compositions, formulations, methods used to manufacture them, and methods of treatment, in addition to successfully defending these patents against third-party challenges. We seek to protect our proprietary and intellectual property position by, among other methods, filing patent applications in the U.S. and abroad related to our proprietary technology, inventions, and improvements that are important to the development and implementation of our business. Our ability to stop unauthorized third parties from making, using, selling, offering to sell, or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. The degree of patent protection we require to successfully commercialize our current or future product candidates may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our pending patent applications that mature into issued patents will include claims with a scope sufficient to protect TNG908 or our other current or future product candidates. In addition, if the breadth or strength of protection provided by our patent applications or any patents we may own or in-license is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the U.S. For example, in jurisdictions outside the U.S., a license may not be enforceable unless all the owners of the intellectual property agree or consent to the license. Accordingly, any actual or purported co-owner of our patent rights could seek monetary or equitable relief requiring us to pay it compensation for, or refrain from, exploiting these patents due to such co-ownership. Furthermore, patents have a limited lifespan. In the U.S., and most other jurisdictions in which we have undertaken patent filings, the natural expiration of a patent is generally twenty years after it is filed, assuming all maintenance fees are paid. Various extensions may be available, on a jurisdiction-by-jurisdiction basis; however, the life of a patent, and thus the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, patents we may own or in-license may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing drugs similar or identical to our current or future product candidates, including generic versions of such drugs.

Other parties have developed technologies that may be related or competitive to our own, and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in our own patent applications or issued patents, with respect to either the same compounds, methods, formulations or other subject matter, in either case that we may rely upon to dominate our patent position in the market. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until at least 18 months after the earliest priority date of patent filing, or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in patents we may own or in-license patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights cannot be predicted with any certainty.

In addition, the patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Further, with respect to certain pending patent applications covering our current or future product candidates, prosecution has yet to commence. Patent prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office(s) may be significantly narrowed by the time they issue, if they ever do. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

Even if we acquire patent protection that we expect should enable us to establish and/or maintain a competitive advantage, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the U.S. and abroad. We may become involved in post-grant proceedings such as opposition, derivation, reexamination, inter partes review, post-grant review, or interference proceedings challenging our patent rights or the patent rights of others from whom we may in the future obtain licenses to such rights, in the U.S. Patent and Trademark Office (USPTO), the European Patent Office (EPO), or in other countries. In addition, we may be subject to a third-party submission to the USPTO, the EPO, or elsewhere, that may reduce the scope or preclude the granting of claims from our pending patent applications. Competitors may allege that they invented the inventions claimed in our issued patents or patent applications prior to us, or may file patent applications before we do. Competitors may also claim that we are infringing their patents and that we therefore cannot practice our technology as claimed under our patents or patent applications. Competitors may also contest our patents by claiming to an administrative patent authority or judge that the invention was not patent-eligible, was not original, was not novel, was obvious, and/or lacked inventive step, and/or that the patent application filing failed to meet relevant requirements relating to description, basis, enablement, and/or support; in litigation, a competitor could claim that our patents, if issued, are not valid or are unenforceable for a number of reasons. If a court or administrative patent authority agrees, we would lose our protection of those challenged patents.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although we generally require all of our employees, consultants and advisors and any other third parties who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy.

An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and drugs, without payment to us, or could limit the duration of the patent protection covering our technology and current or future product candidates. Such challenges may also result in our inability to manufacture or commercialize our current or future product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if they are unchallenged, our issued patents and our pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent patents we may own or in-license by developing similar or alternative technologies or drugs in a non-infringing manner. For example, a third-party may develop a competitive drug that provides benefits similar to one or more of our current or future product candidates but that has a different composition that falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our current or future product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our current or future product candidates could be negatively affected, which would harm our business.

Furthermore, even if we are able to issue patents with claims of valuable scope in one or more jurisdictions, we may not be able to secure such claims in all relevant jurisdictions, or in a sufficient number to meaningfully reduce competition. Our competitors may be able to develop and commercialize their products, including products identical to ours, in any jurisdiction in which we are unable to obtain, maintain, or enforce such patent claims.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, deadlines, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we fail to comply with these requirements. We may miss a filing deadline for patent protection on these inventions.

The USPTO and foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after issuance of any patent. In addition, periodic maintenance fees, renewal fees, annuity fees and/or various other government fees are required to be paid periodically. While an inadvertent lapse can, in some cases, be cured by payment of a late fee, or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market with similar or identical products or platforms, which could have a material adverse effect on our business prospects and financial condition.

If we do not obtain patent term extension for our product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, one or more of our U.S. patents or those of our future licensors may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman

Amendments). The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. A maximum of one patent may be extended per FDA approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

If our trademarks and trade names for our products or company name are not adequately protected in one or more countries where we intend to market our products, we may delay the launch of product brand names, use different trademarks or tradenames in different countries, or face other potentially adverse consequences to building our product brand recognition.

Our trademarks or trade names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing on other marks. We intend to rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During the trademark registration process, we may receive Office Actions from the USPTO or from comparable agencies in foreign jurisdictions objecting to the registration of our trademark. Although we would be given an opportunity to respond to those objections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may be filed against our trademark applications or registrations, and our trademark applications or registrations may not survive such proceedings. If we are unable to obtain a registered trademark or establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

If we are unable to adequately protect and enforce our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents we may own or in-license, we seek to rely on trade secret protection, confidentiality agreements, and license agreements to protect proprietary know-how that may not be patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that may not be covered by patents. Although we require all of our employees, consultants, advisors, and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, trade secrets can be difficult to protect and we have limited control over the protection of trade secrets used by our collaborators and suppliers. We cannot be certain that we have or will obtain these agreements in all circumstances and we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information.

Moreover, any of these parties might breach the agreements and intentionally or inadvertently disclose our trade secret information and we may not be able to obtain adequate remedies for such breaches. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights and trade secrets to the same extent or in the same manner as the laws of the U.S. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the U.S. and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, financial condition, results of operations and future prospects.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. If we choose to go to court to stop a third-party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us.

Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. Although we require all of our employees to assign their inventions to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may initiate, become a defendant in, or otherwise become party to lawsuits to protect or enforce our intellectual property rights, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe any patents we may own or in-license. In addition, any patents we may own or in-license also may become involved in inventorship, priority, validity or unenforceability disputes. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, in an infringement proceeding, a court may decide that one or more of any patents we may own or in-license is not valid or is unenforceable or that the other party’s use of our technology that may be patented falls under the safe harbor to patent infringement under 35 U.S.C. § 271(e)(1). There is also the risk that, even if the validity of these patents is upheld, the court may refuse to stop the other party from using the technology at issue on the grounds that any patents we may own or in-license do not cover the technology in question or that such third-party’s activities do not infringe our patent applications or any patents we may own or in-license. An adverse result in any litigation or defense proceedings could put one or more of any patents we may own or in-license at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, patient support or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Post-grant proceedings provoked by third-parties or brought by the USPTO may be necessary to determine the validity or priority of inventions with respect to our patent applications or any patents we may own or in-license. These proceedings are expensive and an unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. In addition to potential USPTO post-grant proceedings, we may become a party to patent opposition proceedings in the EPO, or similar proceedings in other foreign patent offices or courts where our patents may be challenged. The costs of these proceedings could be substantial, and may result in a loss of scope of some claims or a loss of the entire patent. An unfavorable result in a post-grant challenge proceeding may result in the loss of our right to exclude others from practicing one or more of our inventions in the relevant country or jurisdiction, which could have a material adverse effect on our business. Litigation or post-grant proceedings within patent offices may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the U.S.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

We may not be able to detect infringement against any patents we may own or in-license. Even if we detect infringement by a third-party of any patents we may own or in-license, we may choose not to pursue litigation against or settlement with the third-party. If we later sue such third-party for patent infringement, the third-party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for us to enforce any patents we may own or in-license against such third-party.

Intellectual property litigation and administrative patent office patent validity challenges in one or more countries could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, patient support or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. As noted above, some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including compromising our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development collaborations that would help us commercialize our current or future product candidates, if approved. Any of the foregoing events would harm our business, financial condition, results of operations and prospects.

We may be subject to damages or settlement costs resulting from claims that we or our employees have violated the intellectual property rights of third parties, or are in breach of our agreements. We may be accused of, allege or otherwise become party to lawsuits or disputes alleging wrongful disclosure of third-party confidential information by us or by another party, including current or former employees, contractors or consultants. In addition to diverting attention and resources to such disputes, such disputes could adversely impact our business reputation and/or protection of our proprietary technology.

The intellectual property landscape relevant to our product candidates and programs is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. Our commercial success depends upon our ability to develop, manufacture, market and sell our current and future product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including derivation, interference, reexamination, inter partes review and post grant review proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We or any of our current or future licensors or strategic partners may be party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that our current or future product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. We cannot assure you that our current or future product candidates and other technologies that we have developed, are developing or may develop in the future do not or will not infringe, misappropriate or otherwise violate existing or future patents or other intellectual property rights owned by third parties. For example, many of our employees were previously employed at other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. We may also be subject to claims that patents and applications we have filed to protect inventions of our employees, consultants and advisors, even those related to one or more of our current or future product candidates, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims.

While certain activities related to development and clinical testing of our current or future product candidates may be subject to safe harbor of patent infringement under 35 U.S.C. §271(e)(1), upon receiving FDA approval for such candidates we or any of our future licensors or strategic partners may immediately become party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that such product candidates infringe, misappropriate or otherwise violate their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our current or future product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our current or future product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our current or future product candidates, technologies or methods.

If a third party claims that we infringe, misappropriate or otherwise violate its intellectual property rights, we may face a number of issues, including, but not limited to:

•        infringement, misappropriation and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business and may impact our reputation;

•        substantial damages for infringement, misappropriation or other violations, which we may have to pay if a court decides that the product candidate or technology at issue infringes, misappropriates or violates the third party’s rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

•        a court prohibiting us from developing, manufacturing, marketing or selling our current product candidate, including TNG908, or future product candidates, or from using our proprietary technologies, unless the third-party licenses its product rights to us, which it is not required to do, on commercially reasonable terms or at all;

•        if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our products, or the license to us may be non-exclusive, which would permit third parties to use the same intellectual property to compete with us;

•        redesigning our current or future product candidates or processes so they do not infringe, misappropriate or violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time; and

•        there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

We may choose to challenge the patentability of claims in a third-party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third-party’s patent in patent opposition proceedings in the EPO, or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third-party alleging that the patent may be infringed by our current or future product candidates or proprietary technologies.

Third parties may assert that we are employing their proprietary technology without authorization. Patents issued in the U.S. by law enjoy a presumption of validity that can be rebutted in U.S. courts only with evidence that is “clear and convincing,” a heightened standard of proof. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our current or future product candidates. Patent applications can take many years to issue. In addition, because some patent applications in the U.S. may be maintained in secrecy until the patents are issued, patent applications in the U.S. and many foreign jurisdictions are typically not published until 18 months after their earliest priority filing date, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications covering our current or future product candidates or technology. If any such patent applications issue as patents, and if such patents have priority over our patent applications or patents we may own or in-license, we may be required to obtain rights to such patents owned by third parties which may not be available on commercially reasonable terms or at all, or may only be available on a non-exclusive basis. There may be currently pending third-party patent applications which may later result in issued patents that our current or future product candidates may infringe. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our current or future product candidates or other technologies, could be found to be infringed by our current or future product candidates or other technologies. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our current or future product candidates, molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our current or future product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be nonexclusive, thereby giving our competitors access to the same technologies licensed to us.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our current or future product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement, misappropriation or other violation against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or future product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our current or future product candidates, which could harm our business significantly.

We may be unable to obtain patent or other intellectual property protection for our current or future product candidates or our future products, if any, in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

We may not be able to pursue patent coverage of our current or future product candidates in all countries. Filing, prosecuting and defending patents on current or future product candidates in all countries throughout the world would be prohibitively expensive, and intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with our current or future product candidates and in jurisdictions where we do not have any issued patents our patent applications or other intellectual property rights may not be effective or sufficient to prevent them from competing. Much of our patent portfolio is at the very early stage. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to pharmaceutical products, which could make it difficult for us to stop the infringement of any patents we may own or in-license or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce any rights we may have in our patent applications or any patents we may own or in-license in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put any patents we may own or in-license at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents we may own or license that are relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

We may not obtain or grant licenses or sublicenses to intellectual property rights in all markets on equally or sufficiently favorable terms with third parties.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. The licensing of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. More established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected current or future product candidates, which could materially harm our business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

If we fail to comply with our obligations in any agreements under which we may license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We may from time to time be party to license and collaboration agreements with third parties to advance our research or allow commercialization of current or future product candidates. Such agreements may impose numerous obligations, such as development, diligence, payment, commercialization, funding, milestone, royalty, sublicensing, insurance, patent prosecution, enforcement and other obligations on us and may require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technologies covered by these license agreements.

Any termination of these licenses, or if the underlying patents fail to provide the intended exclusivity, could result in the loss of significant rights and could harm our ability to commercialize our current or future product candidates, and competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of certain of our current or future product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•        the scope of rights granted under the license agreement and other interpretation-related issues;

•        whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property rights of the licensor that is not subject to the licensing agreement;

•        our right to sublicense patent and other rights to third parties under collaborative development relationships;

•        our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our current or future product candidates, and what activities satisfy those diligence obligations;

•        the priority of invention of any patented technology; and

•        the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our future licensors and us and our partners.

In addition, the agreements under which we may license intellectual property or technology from third parties are likely to be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we may license prevent or impair our ability to maintain future licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected current or future product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Any granted patents we may own or in-license covering our current or future product candidates or other valuable technology could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the U.S. or abroad, including the USPTO and the EPO. A patent asserted in a judicial court could be found invalid or unenforceable during the enforcement proceeding. Administrative or judicial proceedings challenging the validity of our patents or individual patent claims could take months or years to resolve.

If we or our licensors or strategic partners initiate legal proceedings against a third-party to enforce a patent covering one of our current or future product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third-party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of patentable subject matter, lack of written description, lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, in the process of obtaining the patent during patent prosecution. Third parties may also raise similar claims before administrative bodies in the U.S. or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in revocation or amendment to our patent applications or any patents we may own or in-license in such a way that they no longer cover our current or future product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, any rights we may have from our patent applications or any patents we may own or in-license, allow third parties to commercialize our current or future product candidates or other technologies and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our or our future licensors’ priority of invention or other features of patentability with respect to our patent applications and any patents we may own or in-license. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our current or future product candidates and other technologies. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our future licensing partners and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our current or future product candidates. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and current or future product candidates.

Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. If we are unsuccessful in any such proceeding or other priority or inventorship dispute, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the current or future product candidates we may develop. The loss of exclusivity or the narrowing of our patent application claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our current or future product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent patent reform legislation in the U.S. and other countries, including the Leahy-Smith America Invents Act, or Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR, and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

In addition, the Leahy-Smith Act has transformed the U.S. patent system into a “first inventor to file” system. The first-inventor-to-file provisions, however, only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, results of operations and financial condition.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Additionally, there have been recent proposals for additional changes to the patent laws of the U.S. and other countries that, if adopted, could impact our ability to obtain patent protection for our proprietary technology or our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might subject us to infringement claims or adversely affect our ability to develop and market our current or future product candidates.

We cannot guarantee that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the U.S. and abroad that is relevant to or necessary for the commercialization of our current or future product candidates in any jurisdiction. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. As mentioned above, patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our current or future product candidates could have been filed by third parties without our knowledge. Additionally, identification of third-party patent rights that may be relevant to our operations is difficult because patent searching is imperfect due to, for example, differences in terminology among patents or incomplete databases. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our current or future product candidates or the use of our current or future product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our current or future product candidates. We may incorrectly determine that our current or future product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the U.S. or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our current or future product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our current or future product candidates.

If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, which may be significant, we may be temporarily or permanently prohibited from commercializing any of our current or future product candidates that are held to be infringing. We might, if possible, also be forced to redesign current or future product candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not guarantee commercial success of current or future product candidates or other business activities. Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.

The degree of future protection afforded by our intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third-party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

•        patent applications that we own or may in-license may not lead to issued patents;

•        patents, should they issue, that we may own or in-license, may not provide us with any competitive advantages, may be narrowed in scope, or may be challenged and held invalid or unenforceable;

•        others may be able to develop and/or practice technology, including compounds that are similar to the chemical compositions of our current or future product candidates, that is similar to our technology or aspects of our technology but that is not covered by the claims of any patents we may own or in-license, should any patents issue;

•        third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;

•        we, or our future licensors or collaborators, might not have been the first to make the inventions covered by a patent application that we own or may in-license;

•        we, or our future licensors or collaborators, might not have been the first to file patent applications covering a particular invention;

•        others may independently develop similar or alternative technologies without infringing, misappropriating or otherwise violating our intellectual property rights;

•        our competitors might conduct research and development activities in the U.S. and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•        we may not be able to obtain and/or maintain necessary licenses on reasonable terms or at all;

•        third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights, or any rights at all, over that intellectual property;

•        we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such trade secrets or know-how;

•        we may not be able to maintain the confidentiality of our trade secrets or other proprietary information;

•        we may not develop or in-license additional proprietary technologies that are patentable; and

•        the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable regulatory approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants regulatory approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional nonclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In short, the foreign regulatory approval process involves all of the risks associated with FDA approval. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we may intend to charge for our products will also be subject to approval.

We may seek priority review designation for one or more of our other product candidates, but we might not receive such designation, and even if we do, such designation may not lead to a faster regulatory review or approval process.

If the FDA determines that a product candidate offers a treatment for a serious condition and, if approved, the product would provide a significant improvement in safety or effectiveness, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. We may request priority review for our product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily result in an expedited regulatory review or approval process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or at all.

We may seek orphan drug designation for certain of our product candidates, and we may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

As part of our business strategy, we may seek orphan drug designation for certain of our product candidates, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population of 200,000 or more in the United States where there is no reasonable expectation that the cost of developing the product will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Similarly, in Europe, the European Commission, upon the recommendation of the EMA’s Committee for Orphan Medicinal Products, grants orphan drug designation to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in Europe and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for drugs intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in Europe would be sufficient to justify the necessary investment in developing the drug. In Europe, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers.

Generally, if a product with an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same product and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for one of our product candidates, that exclusivity may not effectively protect our product candidate from competition because different products can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same product for the same condition if the FDA concludes that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition or if another product with the same active moiety is determined to be safer, more effective, or represents a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a product nor gives the product any advantage in the regulatory review or approval process. While we may seek orphan drug designation for our product candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits of those designations.

A breakthrough therapy designation and fast track designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development, regulatory review or approval process, and each designation does not increase the likelihood that any of our product candidates will receive regulatory approval in the United States.

We may seek a breakthrough therapy designation for some of our product candidates. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Products designated as breakthrough therapies by the FDA may also be eligible for priority review and accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We may seek fast track designation for some of our product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for fast track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Accelerated approval by the FDA, even if granted for our current or any other future product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive regulatory approval.

We may seek accelerated approval of our current or future product candidates using the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA requires that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate FDA approval.

The FDA, the EMA and other regulatory authorities may implement additional regulations or restrictions on the development and commercialization of our product candidates, and such changes can be difficult to predict.

The FDA, the EMA and regulatory authorities in other countries have each expressed interest in further regulating biotechnology products. Agencies at both the federal and state level in the United States, as well as the U.S. Congressional committees and other governments or governing agencies, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of some or all of our product candidates. Adverse developments in clinical trials of products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of any of our product candidates. These regulatory review agencies and committees and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory agencies and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of such product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of our product candidates can be costly and could negatively impact our ability to complete clinical trials and commercialize our current and future product candidates in a timely manner, if at all.

Inadequate funding for the FDA, the SEC and other government agencies, including from government shut downs, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.

In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products while local, national and international conditions warrant. On March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials which the FDA continues to update. As of June 23, 2020, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. On July 16, 2020, the FDA noted that it was continuing to expedite oncology product development with its staff teleworking full-time. However, the FDA may not be able to continue its current pace and review timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions, the FDA is unable to complete such required inspections during the review period. As of July 2020, utilizing a rating system to assist in determining when and where it is safest to conduct such inspections based on data about the virus’ trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments, FDA is either continuing to, on a case-by-case basis, conduct only mission critical inspections, or, where possible to do so safely, resuming prioritized domestic inspections, which generally include pre-approval inspections. Foreign pre-approval inspections that are not deemed mission-critical remain postponed, while those deemed mission-critical will be considered for inspection on a case-by-case basis. FDA will use similar data to inform resumption of prioritized operations abroad as it becomes feasible and advisable to do so. The FDA may not be able to maintain this pace and delays or setbacks are possible in the future. Should FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, FDA has stated that it generally intends to issue a complete response letter. Further, if there is inadequate information to make a determination on the acceptability of a facility, FDA may defer action on the application until an inspection can be completed. In 2020, several companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Additionally, regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

The U.S. and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay regulatory approval of our current or future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a product for which we obtain regulatory approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements, (ii) additions or modifications to product labeling, (iii) the recall or discontinuation of our products or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. In the U.S., there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, or the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Since then, the ACA risk adjustment program payment parameters have been updated annually.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court. Additionally, the former Trump Administration issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices and Congress introduced several pieces of legislation aimed at significantly revising or repealing the ACA. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. We cannot predict what affect further changes to the ACA would have on our business, especially given the new administration.

Further, on December 20, 2019, the Further Consolidated Appropriations Act (H.R. 1865) was signed into law, which repeals the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future. The Bipartisan Budget Act of 2018, also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. Since then, the ACA risk adjustment program payment parameters have been updated annually. In addition, CMS has published a final rule, as of 2020, provided states with greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

Other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. Pursuant to the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, as well as subsequent legislation, these reductions have been suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. The American Taxpayer Relief Act of 2012 among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the former administration’s budget for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the former administration sent “principles” for drug pricing to

Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Additionally, the former administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of product candidates paid by consumers. HHS has already started the process of soliciting feedback on some of these measures and, at the same time has already begun implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. However, it is unclear whether the Biden administration will challenge, reverse, revoke or otherwise modify these executive and administrative actions after January 20, 2021.

In 2020, former President Trump announced several executive orders related to prescription drug pricing that sought to implement several of the former administration’s proposals. In response, the FDA released a final rule on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020 CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and would have applied to all U.S. states and territories for a seven-year period beginning January 1, 2021, and ending December 31, 2027. However, in response to a lawsuit filed by several industry groups, on December 28, the U.S. District Court for the Northern District of California issued a nationwide preliminary injunction enjoining government defendants from implementing the MFN Rule pending completion of notice-and-comment procedures under the Administrative Procedure Act. On January 13, 2021, in a separate lawsuit brought by industry groups in the U.S. District of Maryland, the government defendants entered a joint motion to stay litigation on the condition that the government would not appeal the preliminary injunction granted in the U.S. District Court for the Northern District of California and that performance for any final regulation stemming from the MFN Interim Final Rule shall not commence earlier than 60 days after publication of that regulation in the Federal Register. Further, authorities in Canada have passed rules designed to safeguard the Canadian drug supply from shortages. If implemented, importation of drugs from Canada and the MFN Model may materially and adversely affect the price we receive for any of our product candidates. Additionally, on December 2, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to an order entered by the U.S. District Court for the District of Columbia, the portion of the rule eliminating safe harbor protection for certain rebates related to the sale or purchase of a pharmaceutical product from a manufacturer to a plan sponsor under Medicare Part D has been delayed to January 1, 2023. Further, implementation of this change and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and pharmacy benefit manager service fees are currently under review by the Biden administration and may be amended or repealed. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, Congress has indicated that it will continue to seek new legislative measures to control drug costs.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new product candidates that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its product candidates available to eligible patients as a result of the Right to Try Act.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our current or future product candidates or additional pricing pressures. In particular any policy changes through CMS as well as local state Medicaid programs could have a significant impact on our business.

Our revenue prospects could be affected by changes in healthcare spending and policy in the U.S. and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, including repeal, replacement or significant revisions to the ACA. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•        the demand for our current or future product candidates, if we obtain regulatory approval;

•        our ability to set a price that we believe is fair for our products;

•        our ability to obtain coverage and reimbursement approval for a product;

•        our ability to generate revenue and achieve or maintain profitability;

•        the level of taxes that we are required to pay; and

•        the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Although we do not currently have any products on the market, once we begin commercializing our product candidates, we will be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain regulatory approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our product candidates for which we obtain regulatory approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•        the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment of up to ten years, and exclusion from government healthcare programs. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

•        the federal civil and criminal false claims and civil monetary penalties laws, including the federal False Claims Act, or FCA, imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false of fraudulent claim for purposes of the False Claims Act;

•        the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program (e.g. public or private), or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•        the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the ACA, require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to HHS information related to transfers of value made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests of such physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

•        HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, impose obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•        federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•        federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products; and

•        analogous state laws and regulations, such as state anti-kickback and false claims laws may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. Further, many state laws governing the privacy and security of health information in certain circumstances, differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations, including anticipated activities to be conducted by our sales team, were to be found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to post-market study requirements, marketing and labeling restrictions, and even recall or market withdrawal if unanticipated safety issues are discovered following approval. In addition, we may be subject to penalties or other enforcement action if we fail to comply with regulatory requirements.

If the FDA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, import, export, adverse event reporting, storage, advertising, promotion, monitoring, and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and listing, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. The FDA may also require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•        restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•        manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance requiring remediation;

•        revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

•        imposition of a REMS which may include distribution or use restrictions;

•        requirements to conduct additional post-market clinical trials to assess the safety of the product;

•        clinical trial holds;

•        fines, warning letters or other regulatory enforcement action;

•        refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;

•        product seizure or detention, or refusal to permit the import or export of products; and

•        injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

European data collection is governed by restrictive regulations governing the use, processing and cross-border transfer of personal information.

In the event we decide to conduct clinical trials or continue to enroll subjects in our ongoing or future clinical trials, we may be subject to additional privacy restrictions. The collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the EU, including personal health data, is subject to the EU General Data Protection Regulation, or GDPR. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain products outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

Risks Relating to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and experienced scientists and to attract, retain and motivate qualified personnel.

We are highly dependent on many of our key employees and members of our executive management team as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment letter agreements with certain of our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees, including temporary loss due to illness, could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

In particular, we have experienced a very competitive hiring environment in Cambridge, Massachusetts, where we are headquartered. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success with which we can discover and develop product candidates and our business will be limited.

We may be unable to adequately protect our information systems from cyberattacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.

We rely on information technology systems that we or our third-party providers operate to process, transmit and store electronic information in our day-to-day operations. In connection with our product discovery efforts, we may collect and use a variety of personal data, such as names, mailing addresses, email addresses, phone numbers and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data, or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH), and international law (e.g., the GDPR) and may cause a material adverse impact to our reputation, affect our ability to conduct new studies and potentially disrupt our business.

We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in the losses described above as well as disputes with physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenue or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such security or data privacy breaches, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business. By way of example, the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020, creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. By way of example regarding foreign laws and regulations with respect to data privacy and security, the GDPR went into effect in the EU in May 2018 and introduces strict requirements for processing the personal data of EU data subjects. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenue of the noncompliant company, whichever is greater.

If we or third-party CMOs, CROs or other contractors or consultants fail to comply with U.S. and international data protection laws and regulations, it could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of March 31, 2021, we had 77 full-time employees. We expect to experience significant growth in the number of our employees and the scope of our operations, particularly as we function as a public company and in the areas of product development, regulatory affairs and, if any of our product candidates receives regulatory approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction.

Risks Related to Our Common Stock

The opinion of Canaccord Genuity, BCTG’s financial advisor, does not reflect changes in circumstances between April 13, 2021, the date Canaccord Genuity issued the opinion, and the closing of the Business Combination.

BCTG’s financial advisor, Canaccord Genuity, rendered an opinion dated April 13, 2021, to BCTG’s Board that, as of such date, and subject to and based on the considerations referred to in its opinion the Base Purchase Price, as defined in and pursuant to the Merger Agreement, was fair, from a financial point of view, to BCTG. The opinion was based on economic, market and other conditions in effect on, and the information made available to it as of, the date thereof.

Changes in the operations and prospects of Tango, general market and economic conditions and other factors on which Canaccord Genuity’s opinion was based, may significantly alter the value of Tango at the time the Business Combination is completed. The opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. For a description of the opinion issued by Canaccord Genuity to the Board, please see “Proposal No. 1: The Business Combination Proposal — Opinion of BCTG’s Financial Advisor.”

Tango’s executive officers, directors, principal stockholders and their affiliates will continue to exercise significant control over New Tango after the Business Combination, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the Business Combination, the existing holdings of Tango’s executive officers, directors, principal stockholders and their affiliates, including entities affiliated with Third Rock Ventures, Boxer Capital, Casdin Partners, Cormorant and Gilead, will represent beneficial ownership, in the aggregate, of approximately 57.9% of New Tango’s outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These stockholders may have interests, with respect to their common stock, that are different from those of other investors and the concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. In addition, this concentration of ownership might adversely affect the market price of our common stock by:

•        delaying, deferring or preventing a change of control of us;

•        impeding a merger, consolidation, takeover or other business combination involving us; or

•        discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

See “Principal Stockholders” in this proxy statement/prospectus for more information regarding the ownership of our outstanding common stock by our executive officers, directors, principal stockholders and their affiliates.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage point change (by value) in the ownership of its equity over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and certain other pre-change tax attributes to offset its post-change income may be limited. We have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of the Business Combination or subsequent shifts in our stock ownership, some of which are outside our control. As of December 31, 2020, we had federal net operating loss carryforwards of approximately $41.0 million, and our ability to utilize those net operating loss carryforwards could be limited by an “ownership change” as described above, which could result in increased tax liability to us. The Company has not conducted a study to assess whether a change of control has or will occur as a result of the Business Combination due to the significant complexity and cost associated with such a study. If the Company does experience a change of control, as defined by Section 382, as a result of the Business Combination, utilization of net operating loss carryforwards or research and development tax credit carryforwards could be subject to an annual limitation under Section 382. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Moreover, our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating U.S. federal and state taxable income. As a result, the amount of the net operating loss and tax credit carryforwards presented in our consolidated financial statements could be limited and may expire unutilized. Federal net operating loss carryforwards generated in taxable years beginning after December 31, 2017 will not be subject to expiration. However, any such net operating loss carryforwards may only offset 80% of our annual taxable income in taxable years beginning after December 31, 2020.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, or IRS, and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, the TCJA was enacted in 2017 and made significant changes to corporate taxation, including the reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, the limitation of the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), the limitation of the deduction for net operating losses from taxable years beginning after December 31, 2017 to 80% of current year taxable income and the elimination of net operating loss carrybacks generated in taxable years ending after December 31, 2017 (though any such net operating losses may be carried forward indefinitely), and the modification or repeal of many business deductions and credits.

Additionally, on March 27, 2020, former President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act, which, among other things, suspends the 80% limitation on the deduction for net operating losses in taxable years beginning before January 1, 2021, permits a 5-year carryback of net operating losses arising in taxable years beginning after December 31, 2017 and before January 1, 2021, and generally caps the limitation on the deduction for net interest expense at 50% of adjusted taxable income for taxable years beginning in 2019 and 2020.

It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be promulgated or issued under existing or new tax laws, which could result in an increase in our or our shareholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

The Proposed Charter and the amended and restated bylaws, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•        a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•        a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•        a requirement that special meetings of the stockholders may be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, and special meetings of stockholders may not be called by any other person or persons;

•        advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•        a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than 66 2/3% of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•        a requirement of approval of not less than a majority of all outstanding shares of our voting stock to amend any bylaws by stockholder action and not less than 66 2/3% of all outstanding shares of our voting stock to amend specific provisions of our certificate of incorporation; and

•        the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval, which preferred stock may include rights superior to the rights of the holders of common stock.

These anti-takeover provisions and other provisions in the Proposed Charter and the amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

The proposed amended and restated bylaws of New Tango designate specific courts in as the exclusive forum for certain litigation that may be initiated by the Company’s stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to the amended and restated bylaws of New Tango proposed to take effect at the closing of the Business Combination, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for state law claims for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders; (3) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (including the interpretation, validity or enforceability thereof); or (4) any action asserting a claim governed by the internal affairs doctrine (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. The amended and restated bylaws further provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). In addition, the amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase in time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, in 2008, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets and the current COVID-19 pandemic has caused significant volatility and uncertainty in U.S. and international markets. See “Risks Related to the Development of our Targeted Oncology and Other Programs and Product Candidates — The COVID-19 pandemic, or a similar pandemic, epidemic, or outbreak of an infectious disease may materially and adversely affect our business and our financial results and could cause a disruption to the development of our product candidates.” A severe or prolonged economic downturn could result in a variety of risks to our business, including, weakened demand for our product candidates and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our employees, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt, prior to the completion of the Business Combination, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at the price you paid.

Prior to the Business Combination, there has been no public market for shares of Tango common stock. Although we anticipate that our common stock will be approved for listing on The Nasdaq Global Market, or Nasdaq, an active trading market for our shares may never develop or be sustained following the Closing. In the absence of an active trading market for our common stock, investors may be unable to sell their shares.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock.

Our stock price is likely to be volatile. The stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock. The market price for our common stock may be influenced by many factors, including:

•        the success of competitive products or technologies;

•        advancement of our preclinical programs, such as our targeted oncology programs, into clinical testing;

•        results of clinical trials of our product candidates or those of our competitors;

•        regulatory or legal developments in the United States and other countries;

•        developments or disputes concerning patent applications, issued patents or other proprietary rights;

•        the recruitment or departure of key personnel;

•        the level of expenses related to any of our programs and product candidates or preclinical and clinical development programs;

•        the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•        actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•        variations in our financial results or those of companies that are perceived to be similar to us;

•        changes in the structure of healthcare payment systems;

•        market conditions in the pharmaceutical and biotechnology sectors;

•        general economic, industry and market conditions; and

•        the other factors described in this “Risk Factors” section.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In additional, if we are not able to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile. The stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Risks Related to BCTG and the Business Combination

BCTG has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. If BCTG is unable to consummate a business combination, including the Business Combination, its public stockholders may be forced to wait more than 24 months before receiving distributions from the Trust Account.

BCTG is a blank check company, and it has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. BCTG has until September 8, 2022 to complete a business combination. BCTG has no obligation to return funds to investors prior to such date unless (i) it consummates a business combination prior thereto or (ii) it seeks to amend its Current Charter prior to consummation of a business combination, and only then in cases where investors have sought to convert or sell their shares to BCTG. Only after the expiration of this full time period will public stockholders be entitled to distributions from the Trust Account if BCTG is unable to complete a business combination. Accordingly, investors’ funds may be unavailable to them until after such date and to liquidate their investment, public security holders may be forced to sell their Public Shares, potentially at a loss. In addition, if BCTG fails to complete an initial business combination by September 8, 2022, there will be no redemption unless BCTG amends its Current Charter to extend its life and certain other agreements it has entered into.

Subsequent to the consummation of the Business Combination, BCTG may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although BCTG has conducted due diligence on Tango, BCTG cannot assure you that this diligence revealed all material issues that may be present in Tango’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of BCTG’s and Tango’s control will not later arise. As a result, BCTG may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if BCTG’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with BCTG’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on BCTG’s liquidity, the fact that BCTG reports charges of this nature could contribute to negative market perceptions about New Tango’s securities. In addition, charges of this nature may cause BCTG to be unable to obtain future financing on favorable terms or at all.

The Sponsor has agreed to vote in favor of such initial business combination, regardless of how BCTG’s public stockholders vote.

Unlike some other blank check companies in which the initial stockholders agree to vote their founders shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the holders of the Founders Shares have agreed (i) to vote any such shares in favor of any proposed business combination, including the Business Combination and (ii) to waive redemption rights with respect to any shares of Common Stock owned or to be owned by such holder, and that such holder will not seek redemption with respect to or otherwise sell, such shares in connection with any vote to approve a business combination, amend the provisions of the Charter, or a tender offer by BCTG prior to a business combination. As a result, BCTG would need only 734,064, or approximately 4.4%, of the 16,767,000 public shares outstanding to be voted in favor of the Business Combination in order to have such transaction approved (assuming that only a quorum was present at the meeting). Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsor agreed to vote its Founders Shares in accordance with the majority of the votes cast by BCTG’s public stockholders.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what BCTG’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/ prospectus is presented for illustrative purposes only and is not necessarily indicative of what BCTG’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

If third parties bring claims against BCTG, the proceeds held in trust could be reduced and the per-share redemption price received by stockholders may be less than $10.00.

BCTG’s placing of funds in trust may not protect those funds from third party claims against BCTG. Although BCTG will seek to have all vendors and service providers BCTG engages and prospective target businesses BCTG negotiates with execute agreements with BCTG waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of BCTG’s public stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with BCTG, they may seek recourse against the Trust Account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of BCTG’s public stockholders.

Additionally, if BCTG is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against BCTG’s which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in BCTG’s bankruptcy estate and subject to the claims of third parties with priority over the claims of BCTG’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, BCTG may not be able to return to BCTG’s public stockholders at least $10.00. As a result, if any such claims were successfully made against the Trust Account, the funds available for BCTG’s initial business combination, including the Business Combination, and redemptions could be reduced to less than $10.00 per Public Share.

BCTG’s stockholders may be held liable for claims by third parties against BCTG to the extent of distributions received by them.

The Current Charter provides that BCTG will continue in existence only until September 8, 2022. If BCTG has not completed a business combination by such date, BCTG will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account net of interest that may be used by BCTG to pay its franchise and income taxes payable, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of BCTG’s remaining stockholders and the Board, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to BCTG’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

If BCTG is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against BCTG which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/ creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by BCTG’s stockholders. Furthermore, because BCTG intends to distribute the proceeds held in the Public Shares to BCTG’s public stockholders promptly after expiration of the time BCTG has to complete an initial business combination, this may be viewed or interpreted as giving preference to BCTG’s public stockholders over any potential creditors with respect to access to or distributions from BCTG’s assets. Furthermore, the Board may be viewed as having breached their fiduciary duties to BCTG’s creditors and/or may have acted in bad faith, and thereby exposing itself and BCTG to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. BCTG cannot assure you that claims will not be brought against it for these reasons.

Neither BCTG nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties made by Tango in the Merger Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties made by Tango and BCTG to each other in the Merger Agreement will not survive the consummation of the Business Combination. As a result, BCTG and its stockholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration if any representation or warranty made by Tango in the Merger Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, BCTG would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

BCTG’s ability to successfully effect the Business Combination and to be successful thereafter will be totally dependent upon the efforts of its key personnel, including Tango’s key personnel, all of whom are expected to remain with the Combined Entity following the Business Combination. While BCTG intends to closely scrutinize any individuals it engages after the Business Combination, it cannot assure you that its assessment of these individuals will prove to be correct.

BCTG’s ability to successfully effect the Business Combination is dependent upon the efforts of BCTG’s key personnel, including key personnel of Tango. Although BCTG expects all of such key personnel to remain with the Combined Entity following the Business Combination, it is possible that BCTG will lose some key personnel, the loss of which could negatively impact the operations and profitability of New Tango. While BCTG intends to closely scrutinize any individuals it engages after the Business Combination, it cannot assure you that its assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could cause BCTG to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect its operations.

BCTG’s Sponsor, directors, officers and advisors have interests in the Business Combination which may be different from or in addition to (and which may conflict with) the interests of its stockholders.

BCTG’s Sponsor, directors, officers, advisors and their respective affiliates and associates have interests in and arising from the Business Combination that are different from or in addition to (and which may conflict with) the interests of BCTG’s public stockholders, which may result in a conflict of interest. These interests include:

•        unless BCTG consummates an initial business combination, BCTG’s officers, directors and sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account from the BCTG IPO and Private Placement;

•        with certain limited exceptions, the Founders Shares will not be transferable, assignable by our Sponsor or our directors and executive officers until the earlier of: (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property;

•        the Private Shares purchased by the Sponsor will be worthless if a business combination is not consummated;

•        the fact that the Sponsor paid an aggregate of $25,000 for its Founders Shares and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that the Sponsor has agreed not to redeem any of the Founders Shares in connection with a stockholder vote to approve a proposed initial business combination; and

•        Boxer Capital, an affiliate of the Sponsor, has a seat on the Tango board of directors (occupied by Aaron Davis) and owns approximately 15% of Tango’s outstanding securities prior to the Business Combination.

A market for BCTG’s securities may not continue, which would adversely affect the liquidity and price of its securities.

Following the Business Combination, the price of BCTG’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for BCTG’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of BCTG’s securities after the Business Combination can vary due to general economic conditions and forecasts, BCTG’s general business condition and the release of BCTG’s financial reports. Additionally, if BCTG’s securities are not listed on, or become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of BCTG’s securities may be more limited than if BCTG were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

There can be no assurance that BCTG will be able to comply with the continued listing standards of Nasdaq.

BCTG’s continued eligibility for listing may depend on the number of its shares that are redeemed. If, after the Business Combination, Nasdaq delists BCTG’s securities from trading on its exchange for failure to meet the listing standards, BCTG and its stockholders could face significant material adverse consequences including:

•        a limited availability of market quotations for BCTG’s securities;

•        a determination that BCTG Common Stock is a “penny stock” which will require brokers trading in its Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for BCTG Common Stock;

•        a limited amount of analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of BCTG’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of BCTG’s securities may decline. The market values of BCTG’s securities at the time of the consummation of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which BCTG’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of BCTG’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Tango’s stock and trading in the shares of BCTG Common Stock has not been active. Accordingly, the valuation ascribed to Tango and BCTG Common Stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for BCTG’s securities develops and continues, the trading price of BCTG’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond BCTG’s control. Any of the factors listed below could have a material adverse effect on your investment in BCTG’s securities and BCTG’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of BCTG’s securities may not recover and may experience a further decline.

Factors affecting the trading price of New Tango’s securities following the Business Combination may include:

•        actual or anticipated fluctuations in New Tango’s quarterly financial results or the quarterly financial results of companies perceived to be similar to New Tango;

•        changes in the market’s expectations about New Tango’s operating results;

•        success of competitors;

•        New Tango’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning New Tango or the market in general;

•        operating and stock price performance of other companies that investors deem comparable to New Tango;

•        New Tango’s ability to develop product candidates;

•        changes in laws and regulations affecting New Tango’s business;

•        commencement of, or involvement in, litigation involving New Tango;

•        changes in New Tango’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of New Tango’s securities available for public sale;

•        any major change in New Tango’s Board or management;

•        sales of substantial amounts of Common Stock by BCTG’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of New Tango’s securities irrespective of its operating performance. The stock market in general and Nasdaq in particular have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New Tango’s securities, may not be predictable. A loss of investor confidence in the market for battery company stocks or the stocks of other companies which investors perceive to be similar to New Tango could depress New Tango’s stock price regardless of New Tango’s business, prospects, financial conditions or results of operations. A decline in the market price of New Tango’s securities also could adversely affect New Tango’s ability to issue additional securities and New Tango’s ability to obtain additional financing in the future.

Following the Business Combination, if securities or industry analysts do not publish or cease publishing research or reports about New Tango, its business, or its market, or if they change their recommendations regarding the Combined Entity’s securities adversely, the price and trading volume of the Combined Entity’s securities could decline.

The trading market for New Tango’s securities will be influenced by the research and reports that industry or securities analysts may publish about BCTG, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on BCTG or New Tango. If no securities or industry analysts commence coverage of New Tango, BCTG’s stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover New Tango change their recommendation regarding BCTG’s stock adversely, or provide more favorable relative recommendations about BCTG’s competitors, the price of New Tango’s securities would likely decline. If any analyst who may cover New Tango were to cease coverage of New Tango or fail to regularly publish reports on it, BCTG could lose visibility in the financial markets, which could cause its stock price or trading volume to decline.

The future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of New Tango’s common stock.

Sales of a substantial number of shares of New Tango’s common stock in the public market could occur at any time. If New Tango’s stockholders sell, or the market perceives that New Tango’s stockholders intend to sell, substantial amounts of New Tango’s common stock in the public market, the market price of New Tango’s common stock could decline.

The holders of the Founders Shares and Private Shares are entitled to registration rights pursuant to a registration rights agreement entered into in connection with the BCTG IPO. The holders of the majority of these securities are entitled to make up to three demands that BCTG register such securities. The holders of the majority of the Founders Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of Common Stock are to be released from escrow. The holders of a majority of the Private Shares can elect to exercise these registration rights at any time after BCTG consummates a business combination. In addition, the holders have certain “piggy- back” registration rights with respect to registration statements filed subsequent to BCTG’s consummation of a business combination. The presence of these additional shares of Common Stock trading in the public market may have an adverse effect on the market price of New Tango’s securities.

BCTG’s public stockholders may experience dilution as a consequence of, among other transactions, the issuance of Common Stock as consideration in the Business Combination and the PIPE Financing. Having a minority share position may reduce the influence that BCTG’s current stockholders have on the management of New Tango.

It is anticipated that, upon the Closing, BCTG’s public stockholders (other than the PIPE Financing investors) will retain an ownership interest of approximately 17.7% in the Combined Entity, the PIPE Financing investors will own approximately 19.6% of the Combined Entity (such that public stockholders, including PIPE Financing investors, will own approximately 37.3% of the Combined Entity), the Sponsor will retain an ownership interest of approximately 4.8% in the Combined Entity and the Tango Equityholders will own approximately 57.9% of the outstanding common stock of the Combined Entity.

The ownership percentage with respect to the Combined Entity following the Business Combination does not take into account (i) the redemption of any shares by BCTG’s public stockholders. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by BCTG’s existing stockholders in the Combined Entity will be different.

In addition, Tango employees and consultants hold equity awards, and after Business Combination, are expected to be granted, equity awards under the Equity Incentive Plan and purchase rights under the ESPP. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of New Tango’s common stock.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of BCTG securities and may adversely affect prevailing market prices for our public shares.

Anti-takeover provisions contained in the Proposed Charter and proposed amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Proposed Charter will contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for BCTG’s securities. These provisions are described in the section titled “Charter Amendment Proposal.”

Activities taken by BCTG’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the Business Combination Proposal and the other Proposals and may affect the market price of the BCTG’s securities.

BCTG’s Sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions either prior to or following the consummation of the Business Combination. None of BCTG’s Sponsor, directors, officers, advisors or their affiliates will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of BCTG’s Sponsor, directors, officers, advisors or their affiliates currently anticipate paying any premium purchase price for such Public Shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by BCTG’s Sponsor, directors, officers, advisors or their affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such Proposals would be approved. If the market does not view the Business Combination positively, purchases of Public Shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of BCTG’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of BCTG’s securities.

As disclosed in BCTG’s Current Report on Form 8-K filed with the SEC on April 14, 2021, Maitland Trustees Limited, an affiliate of the Sponsor, purchased 800,000 shares of BCTG’s common stock (the “Maitland Shares”) from two holders of Public Shares at a price of $11.00 per share. The Maitland Shares are Public Shares and are not subject to any agreement to vote in favor of the Business Combination. As of the date of this proxy statement/prospectus, no other agreements with respect to the private purchase of Public Shares by BCTG or the persons described above have been entered into with any such investor or holder. BCTG will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect BCTG’s business, investments and results of operations.

BCTG is subject to laws, regulations and rules enacted by national, regional and local governments. In particular, BCTG is required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on BCTG’s business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on BCTG’s business and results of operations.

Risks Related to the Redemption

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of 20.0% or more of BCTG Common Stock issued in the BCTG IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares of 20.0% or more of BCTG Common Stock issued in the BCTG IPO.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, of 15% or more of the shares of Common Stock sold in the BCTG IPO. BCTG refers to such shares in excess of an aggregation of 15% or more of the shares sold in the BCTG IPO as “Unredeemable Shares.” In order to determine whether a stockholder is acting in concert or as a group with another stockholder, BCTG will require each public stockholder seeking to exercise redemption rights to certify to BCTG whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to BCTG at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which BCTG makes the above-referenced determination. Your inability to redeem any Unredeemable Shares will reduce your influence over BCTG’s ability to consummate the Business Combination and you could suffer a material loss on your investment in BCTG if you sell Unredeemable Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Unredeemable Shares if BCTG consummates the Business Combination. As a result, in order to dispose of such shares, you would be required to sell your stock in open market transactions, potentially at a loss. Notwithstanding the foregoing, stockholders may challenge BCTG’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

There is no guarantee that a stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

BCTG can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including this Business Combination, may cause an increase in BCTG’s share price, and may result in a lower value realized now for a stockholder redeeming their shares than a stockholder of BCTG might realize in the future. Similarly, if a stockholder does not redeem their shares, the stockholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If BCTG’s stockholders fail to comply with the redemption requirements specified in this proxy statement/ prospectus, they will not be entitled to redeem their shares of BCTG Common Stock for a pro rata portion of the funds held in the Trust Account.

Holders of Public Shares are required to affirmatively vote either for or against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In addition, in order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to BCTG’s transfer agent at least two (2) business days prior to the Special Meeting. Stockholders electing to redeem their shares will receive their pro rata portion of the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay BCTG’s franchise and income taxes, calculated as of two (2) business days prior to the anticipated consummation of the Business Combination. See the section titled “Special Meeting of BCTG Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

BCTG’s public stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline.

BCTG’s public stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things as fully described in the section titled “Special Meeting of BCTG Stockholders — Redemption Rights,” tender their certificates to BCTG’s transfer agent or deliver their shares to the transfer agent electronically through the DTC at least two business days prior to the Special Meeting. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and BCTG’s transfer agent will need to act to facilitate this request. It is BCTG’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because BCTG does not have any control over this process or over the brokers, which BCTG refers to as “DTC,” it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

The ability to execute BCTG’s strategic plan could be negatively impacted to the extent a significant number of stockholders choose to redeem their shares in connection with the Business Combination.

In the event the aggregate cash consideration BCTG would be required to pay for all shares of Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Merger Agreement exceeds the aggregate amount of cash available to BCTG, BCTG may be required to increase the financial leverage BCTG’s business would have to support. This may negatively impact BCTG’s ability to execute on its own future strategic plan.

Risks Related to the Combined Entity and the Business Combination

Following the consummation of the Business Combination, New Tango will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations.

Following the consummation of the Business Combination, New Tango will face increased legal, accounting, administrative and other costs and expenses as a public company that Tango does not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time consuming. A number of those requirements will require New Tango to carry out activities Tango has not done previously. For example, New Tango will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if management or the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), New Tango could incur additional costs rectifying those issues, and the existence of those issues could adversely affect New Tango’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with New Tango’s status as a public company may make it more difficult to attract and retain qualified persons to serve on New Tango’s board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require New Tango to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

New Tango’s failure to timely and effectively implement controls and procedures required by Section 404(a)of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated could negatively impact its business.

Tango is currently not subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination, New Tango will be required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Tango as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If New Tango is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.

New Tango will qualify as an “emerging growth company” within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make New Tango’s securities less attractive to investors and may make it more difficult to compare New Tango’s performance to the performance of other public companies.

New Tango will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, New Tango will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say- on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. New Tango will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of BCTG Common Stock that is held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of BCTG Common Stock in the BCTG IPO. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as New Tango is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, New Tango may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find BCTG Common Stock less attractive because New Tango will rely on these exemptions, which may result in a less active trading market for the BCTG Common Stock and its price may be more volatile.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. Forward-looking statements provide BCTG’s and Tango’s current expectations or forecasts of future events. Forward-looking statements include statements about BCTG’s and Tango’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements relating to BCTG in this proxy statement/prospectus include, but are not limited to, statements about BCTG’s:

•        benefits from the Business Combination;

•        ability to complete an initial business combination, including the Business Combination;

•        future financial performance following the Business Combination;

•        success in retaining or recruiting, or changes required in, our officers, key employees or directors following an initial business combination;

•        officers and directors allocating their time to other businesses and potentially having conflicts of interest with Tango’s business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

•        public securities’ potential liquidity and trading;

•        use of proceeds not held in the Trust Account; and

•        impact from the outcome of any known and unknown litigation.

Forward-looking statements relating to Tango in this proxy statement/prospectus include, but are not limited to, statements about:

•        the initiation, timing, progress, results, and cost of Tango’s research and development programs and its current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and its research and development programs;

•        Tango’s ability to discover and develop product candidates efficiently;

•        Tango’s ability and the potential to manufacture its drug substances and product candidates successfully for preclinical use, for clinical trials and on a larger scale for commercial use, if approved;

•        the ability and willingness of Tango’s third-party strategic collaborators to continue research and development activities relating to its development candidates and product candidates;

•        Tango’s ability to obtain funding for its operations necessary to complete further development and commercialization of its product candidates;

•        Tango’s ability to obtain and maintain regulatory approval of its product candidates;

•        Tango’s ability to commercialize its products, if approved;

•        the pricing and reimbursement of Tango’s product candidates, if approved;

•        the implementation of Tango’s business model, and strategic plans for its business and product candidates;

•        the scope of protection Tango is able to establish and maintain for intellectual property rights covering its product candidates;

•        estimates of Tango’s future expenses, capital requirements, and its needs for additional financing;

•        the potential benefits of strategic collaboration agreements, Tango’s ability to enter into strategic collaborations or arrangements, and its ability to attract collaborators with development, regulatory and commercialization expertise;

•        future agreements with third parties in connection with the commercialization of product candidates and any other approved products;

•        the size and growth potential of the markets for Tango’s product candidates, and its ability to serve those markets;

•        Tango’s financial performance;

•        the rate and degree of market acceptance of Tango’s product candidates;

•        regulatory developments in the United States and foreign countries;

•        Tango’s ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•        Tango’s ability to produce its products or product candidates with advantages in turnaround times or manufacturing cost;

•        the success of competing therapies that are or may become available;

•        Tango’s ability to attract and retain key scientific or management personnel;

•        the impact of laws and regulations;

•        Tango’s use of the proceeds from the Business Combination;

•        developments relating to Tango’s competitors and its industry;

•        the effect of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of Tango’s business operations, including but not limited to its preclinical studies and clinical trials and any future studies or trials; and

•        other risks and uncertainties, including those listed under the section titled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that BCTG or Tango “believes” and similar statements reflect such party’s beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of this proxy statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that either BCTG or Tango has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to rely unduly upon these statements.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward- looking statements. Some factors that could cause the Combined Entity’s actual results to differ include:

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination;

•        the outcome of any legal proceedings that may be instituted against BCTG, Tango or others following announcement of the Business Combination and the transactions contemplated therein;

•        the inability to complete the transactions contemplated by the Business Combination due to the failure to obtain approval of the stockholders of BCTG or Tango or other conditions to closing in the Business Combination;

•        the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of the Combined Entity to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

•        costs related to the proposed Business Combination;

•        the possibility that BCTG or Tango may be adversely impacted by other economic, business, and/or competitive factors;

•        future exchange and interest rates; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those under the section titled “Risk Factors” herein, and other filings that have been made or will be made with the SEC.

SPECIAL MEETING OF BCTG STOCKHOLDERS

General

BCTG is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the board of directors for use at the Special Meeting to be held on [•], 2021 and at any adjournment or postponement thereof. This proxy statement/prospectus provides BCTG’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on [•], 2021, at [            ] Eastern Time, via live webcast at the following address:

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of BCTG Common Stock at the close of business on July 7, 2021 which is the Record Date. You are entitled to one vote for each share of Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were 21,377,250 shares of Common Stock outstanding, of which 16,767,000 are Public Shares and 4,610,250 are Founders Shares held by the Sponsor and our directors.

Vote of the Sponsor, Directors and Officers

In connection with the BCTG IPO, BCTG entered into agreements with each of its Sponsor, directors and officers pursuant to which each agreed to vote any shares of Common Stock owned by it in favor of the Business Combination Proposal and for all other proposals presented at the Special Meeting.

BCTG’s Sponsor, directors and officers have waived any redemption rights, including with respect to shares of Common Stock issued or purchased in the BCTG IPO or in the aftermarket, in connection with Business Combination. The Founders Shares and the Private Shares held by the Sponsor have no redemption rights upon BCTG’s liquidation and will be worthless if no business combination is effected by BCTG by September 8, 2022.

Quorum and Required Vote for Proposals

A quorum of BCTG stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the Common Stock outstanding and entitled to vote at the Special Meeting is represented by virtual attendance or by proxy at the Special Meeting.

The approval of the Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding BCTG Common Stock as of the Record Date for the Special Meeting. The approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposals and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of BCTG Common Stock present or represented at the Special Meeting, by ballot, proxy or electronic ballot and entitled to vote thereon at the Special Meeting. Approval of the Directors Proposal will require the vote by a plurality of the shares of the Common Stock present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting. The approval of the Advisory Charter Proposals is a non-binding advisory vote, and requires the affirmative vote of the holders of a majority of the shares of BCTG Common Stock present or represented at the Special Meeting, by ballot, proxy or electronic ballot and entitled to vote thereon at the Special Meeting.

If the Business Combination Proposal is not approved, the Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal, the Advisory Charter Proposals and the Incentive Plan Proposals will not be presented to the BCTG stockholders for a vote. The approval of the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal and the Incentive Plan Proposals are preconditions to the consummation of the Business Combination. The Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal, the Advisory Charter Proposals and the Incentive Plan Proposals are subject to and conditioned on the approval of the Business Combination Proposal (and the Business Combination Proposal is subject to and conditioned on the approval of the Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal and the Incentive Plan Proposals). The Adjournment Proposal is not subject to and conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

It is important for you to note that in the event the Business Combination Proposal does not receive the requisite vote for approval, then BCTG will not consummate the Business Combination. If BCTG does not consummate the Business Combination and fails to complete an initial business combination by September 8, 2022 BCTG will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Abstentions and Broker Non-Votes

Abstentions will be counted in connection with the determination of whether a valid quorum is established and will have the same effect as a vote “AGAINST” the Proposals. A failure to vote by proxy or to vote online or an abstention from voting with regard to the Proposals will have the same effect as a vote “AGAINST” the Charter Amendment Proposal and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal, the Advisory Charter Proposals, the Incentive Plan Proposals and the Adjournment Proposal. Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals.

Recommendation of BCTG’s Board of Directors

The Board has unanimously determined that each of the Proposals is fair to and in the best interests of BCTG and its stockholders, and has unanimously approved such Proposals. The Board unanimously recommends that stockholders:

•        vote “FOR” the Business Combination Proposal;

•        vote “FOR” the Nasdaq Proposal;

•        vote “FOR” the Directors Proposal;

•        vote “FOR” the Charter Amendment Proposal;

•        vote “FOR” the Advisory Charter Proposals;

•        vote “FOR” the Equity Incentive Plan Proposal;

•        vote “FOR” the ESPP Proposal; and

•        vote “FOR” the Adjournment Proposal, if it is presented at the Special Meeting.

When you consider the recommendation of the Board in favor of approval of the Proposals, you should keep in mind that the Sponsor, members of BCTG’s Board and officers and advisors have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. These interests include, among other things:

•        unless BCTG consummates an initial business combination, BCTG’s officers, directors and sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account. As of June 15, 2021, no out-of-pocket expenses are owed to BCTG’s officers, directors and Sponsor;

•        with certain limited exceptions, the Founders Shares will not be transferable, assignable by our Sponsor, or our directors and executive officers until the earlier of: (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property;

•        the fact that the Sponsor paid an aggregate of $25,000 for its Founders Shares and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that the Sponsor has agreed not to redeem any of the Founders Shares in connection with a stockholder vote to approve a proposed initial business combination; and

•        Boxer Capital, an affiliate of the Sponsor, has a seat on the Tango board of directors (occupied by Aaron Davis) and owns approximately 15% of Tango’s outstanding securities prior to the Business Combination.

Voting Your Shares

Each share of BCTG Common Stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are two ways to vote your shares of BCTG Common Stock at the Special Meeting:

•        You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Board “FOR” the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal, the Advisory Charter Proposals, the Incentive Plan Proposals and the Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•        You Can Attend the Special Meeting and Vote Through the Internet.    You will be able to attend the Special Meeting online and vote during the meeting by visiting [•] and entering the control number included on your proxy card or on the instructions that accompanied your proxy materials, as applicable.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote online and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way BCTG can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify BCTG’s secretary in writing before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting, revoke your proxy, and vote through the internet as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your BCTG Common Stock, you may call Morrow Sodali LLC, BCTG’s proxy solicitor, at (800) 662-5200, for individuals and at (203) 658-9400, for banks and brokers, or email them at BCTG.info@investor.morrowsodali.com.

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Advisory Charter Proposals, the Nasdaq Proposal, the Directors Proposal, the Incentive Plan Proposals and the Adjournment Proposal. Under BCTG’s bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Redemption Rights

Pursuant to the Current Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, including interest not previously released to BCTG to pay its taxes. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the BCTG IPO (including interest earned on the funds held in the Trust Account and not previously released to it to pay BCTG’s franchise and income taxes). For illustrative purposes, based on funds in the Trust Account of approximately $166.8 million on June 30, 2021, the estimated per share redemption price would have been approximately $10.00.

In order to exercise your redemption rights, you must:

•        prior to 5:00 PM Eastern time on [•], 2021 (two (2) business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, BCTG’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004 Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

and

•        deliver your Public Shares either physically or electronically through DTC to BCTG’s transfer agent at least two (2) business days before the Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is BCTG’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, BCTG does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with BCTG’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to BCTG’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that BCTG’s transfer agent return the shares (physically or electronically). You may make such request by contacting BCTG’s transfer agent at the phone number or address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of BCTG Common Stock as they may receive higher proceeds from the sale of their Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of BCTG Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in BCTG Common Stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of BCTG Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Entity, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and BCTG does not consummate an initial business combination by September 8, 2022, BCTG will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Dissenter Rights

BCTG stockholders do not have dissenter rights in connection with the Business Combination or the other proposals.

Proxy Solicitation

BCTG is soliciting proxies on behalf of its Board. This solicitation is being made by mail but also may be made by telephone, by facsimile, on the Internet or in person. BCTG and its directors, officers and employees may also solicit proxies in person. BCTG will file with the SEC all scripts and other electronic communications as proxy soliciting materials. BCTG will bear the cost of the solicitation.

BCTG has hired Morrow Sodali LLC to assist in the proxy solicitation process. BCTG will pay that firm a fee of $30,000, plus disbursements.

BCTG will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. BCTG will reimburse them for their reasonable expenses.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this this proxy statement/prospectus.

The following unaudited pro forma condensed combined balance sheet of the Combined Entity as of March 31, 2021 and the unaudited pro forma condensed combined statement of operations of the Combined Entity for the three months ended March 31, 2021 and for the year ended December 31, 2020 present the combination of the financial information of BCTG and Tango after giving effect to the Business Combination, PIPE Investment and related adjustments described in the accompanying notes. BCTG and Tango are collectively referred to herein as the “Companies”, and the Companies, subsequent to the Business Combination and PIPE Investment, are referred to herein as the “Combined Entity.” The Business Combination will be accounted for as a reverse recapitalization, pursuant to which the Business Combination will be treated as the equivalent of Tango issuing stock for the net assets of BCTG, accompanied by a recapitalization. The net assets of BCTG will be stated at historical cost, with no goodwill or other intangible assets recorded. Historical operations of the Combined Entity will be those of Tango.

The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 give pro forma effect to the Business Combination and PIPE Investment transactions as if they had occurred on January 1, 2020. The unaudited pro forma condensed combined balance sheet as of March 31, 2021 gives pro forma effect to the Business Combination and PIPE Investment transactions as if they were completed on March 31, 2021.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial information;

•        the unaudited historical financial statements of BCTG as of and for the three months ended March 31, 2021 and the audited financial statements for the period from May 21, 2020 (inception) through December 31, 2020, and the related notes thereto, included elsewhere in this proxy statement/prospectus;

•        the unaudited historical condensed consolidated financial statements of Tango as of and for the three months ended March 31, 2021 and the audited historical consolidated financial statements for the year ended December 31, 2020, and the related notes thereto, included elsewhere in this proxy statement/prospectus; and

•        the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BCTG,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tango”.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what the Combined Entity’s financial condition or results of operations would have been had the Business Combination and PIPE Investment transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Entity. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited transaction accounting adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. The Combined Entity believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the transactions based on information available to management at this time and that the transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

On April 13, 2021, BCTG entered into the Merger Agreement with Merger Sub and Tango, pursuant to which Merger Sub will merge with and into Tango, with Tango as the surviving company in the Merger. Upon the closing of the Business Combination, BCTG will change its name to “Tango Therapeutics, Inc.” The aggregate consideration to be paid to Tango Equity holders pursuant to the Merger Agreement (subject to certain adjustments as provided therein) will be 55,000,000 shares of common stock. In connection with the Business Combination, BCTG expects to consummate the private placement of 18,610,000 shares of common stock at $10.00 per share, for aggregate gross proceeds of $186.1 million, under the PIPE Investment.

The unaudited pro forma condensed combined information contained herein assumes that BCTG stockholders approve the Business Combination. BCTG’s public stockholders may elect to redeem their Public Shares for cash even if they approve the Business Combination. BCTG cannot predict how many of its public stockholders will exercise their right to have their Public Shares redeemed for cash. As a result, the Combined Entity has elected to provide the unaudited pro forma condensed combined financial information under two alternative levels of redemption scenarios into cash:

•        Assuming No Redemptions: This assumes that none of BCTG’s public stockholders exercise redemption rights with respect to their public shares.

•        Assuming Maximum Redemptions: This presentation assumes that all BCTG’s public stockholders, without giving effect to the Subscription Agreements entered into by certain BCTG public stockholders participating in the PIPE Investment, exercise redemption rights with respect to their public shares up to the minimum BCTG cash required at closing discussed below. This scenario assumes that 4,036,936 shares are redeemed for an aggregate redemption value of approximately $40.4 million. This maximum redemption scenario is based on the maximum number of redemptions which may occur, but which would still provide BCTG with cash at closing of the Business Combination of no less than $300.0 million pursuant to the Merger Agreement.

The public stockholder redemptions are expected to be within the parameters described by the above two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, Tango is considered the accounting acquirer, as further discussed in Note 2, Basis of Presentation, of the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2021
(in thousands)

	Historical		Scenario 1 (Assuming No Redemptions into Cash)					Scenario 2 (Assuming Maximum Redemptions into Cash)
	(A) Tango	(B) BCTG	Transaction Accounting Adjustments		PIPE Transaction Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined

Assets
Current assets:
Cash and cash equivalents	$65,791	$1,259	$156,868	3(a)	$179,204	3(a)	$403,122	$(40,369)	3(a)	362,753
Marketable securities	141,119	—	—		—		141,119	—		141,119
Accounts receivable	2,000	—	—		—		2,000	—		2,000
Prepaid expenses and other current assets	1,445	193	—		—		1,638	—		1,638
Total current assets	210,335	1,452	156,868		179,204		547,879	(40,369)		507,510
Property and equipment, net	3,837	—	—		—		3,837	—		3,837
Operating lease right-of-use assets, net	7,238	—	—		—		7,238	—		7,238
Restricted cash	2,279	—	—		—		2,279	—		2,279
Cash and investments held in trust account		166,809	(166,809)	3(b)	—		—	—		—
Other assets	403	—	(373)	3(b)	—		30	—		30
Total assets	$224,112	$168,261	$(10,314)		$179,204		$561,263	$(40,369)		$520,894

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$4,479	$69	$—		$—		$4,548	$—		$4,548
Accrued expenses and other current liabilities	5,757	202	31	3(c)	—		5,990	—		5,990
Operating lease liabilities	852	—	—		—		852	—		852
Deferred revenue	25,692	—	—		—		25,692	—		25,692
Accrued income taxes	—	7	(7)	3(c)	—		—	—		—
Franchise tax payable	—	24	(24)	3(c)	—		—	—		—
Income tax payable	74	—	—		—		—	—		—
Total current liabilities	36,854	302	—		—		37,156	—		37,156
Operating lease liabilities, net of current portion	6,661	—	—		—		6,661	—		6,661
Deferred revenue, net of current portion	122,703	—	—		—		122,703	—		122,703
Deferred underwriting commissions	—	5,836	(5,836)	3(d)	—		—	—		—
Other long-term liabilities	3	—	—		—		3	—		3
Total liabilities	166,221	6,138	(5,836)		—		166,523	—		166,523

Redeemable convertible preferred stock (Series A, B, and B-1)	166,534	—	(166,534)	3(d)	—		—	—		—
Common stock subject to redemption	—	157,122	(157,122)	3(d)	—		—	—		—
Stockholders’ deficit:
Common stock	14	1	(7)	3(d)	2		10	—		10
Additional paid-in capital	6,518	5,362	318,822	3(d)	179,202	3(a)	509,904	(40,369)	3(a)	469,535
Accumulated other comprehensive income	32	—	—		—		32	—		32
Accumulated deficit	(115,207)	(363)	363	3(d)	—		(115,207)	—		(115,207)
Total stockholders’ deficit	(108,643)	5000	319,178		179,204		394,739	(40,369)		354,370
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$224,112	$168,261	$(10,314)		179,204		561,263	(40,369)		520,894

Pro Forma notes

(A)    Derived from the unaudited condensed consolidated balance sheet of Tango as of March 31, 2021.

(B)    Derived from the unaudited condensed consolidated balance sheet of BCTG as of March 31, 2021.

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2021
(in thousands, except share and per share amounts)

	Historical		Scenario 1 (Assuming No Redemptions into Cash)						Scenario 2 (Assuming Maximum Redemptions into Cash)
	(A) Tango	(B) BCTG	Transaction Accounting Adjustments			Pro Forma Combined			Transaction Accounting Adjustments	Pro Forma Combined
Collaboration revenue	$6,386	$—	$—			$6,386			$—	$6,386
Operating expenses:
Research and development	15,000	—	—			15,000			—	15,000
General and administrative	3,467	212	24	4	(a)	3,703			—	3,703
Administrative expenses – related party	—	30	—			30			—	30
Franchise tax expense	—	24	(24)	4	(a)	—			—	—
Total operating expenses	18,467	266	—			18,733			—	18,733
Loss from operations	(12,081)	(266)	—			(12,347)			—	(12,347)
Other income (expense):
Interest earned on investments held in trust account	—	27	(27)	4	(b)	—			—	—
Interest income	104	—	—			104			—	104
Other income (expense), net	(55)	—	—			(55)			—	(55)
Total other income, net	49	27	(26)			49			—	49
Net loss before income taxes	(12,032)	(239)	(26)			(12,298)			—	(12,298)
Provision for income taxes	(74)	1	(1)	4	(b)	(74)			—	(74)	4	(d)
Net loss attributable to common stockholders – basic and diluted	$(12,106)	$(240)	$(26)			$(12,372)			$—	$(12,372)
Weighted average shares outstanding, or Public Shares	13,731,583	16,675,000	—			—			—	—
Basic and diluted net loss per share, Public Shares	$(0.88)	$(0.00)	—			—			—	—
Weighted average shares outstanding, or Founder Shares	—	4,702,250	—			—			—	—
Basic and diluted net loss per share, Founder Shares	—	$(0.05)	—			—			—	—
Weighted average shares outstanding	—	—	—			88,081,503	4	(c)	—	84,211,803	4	(c)
Weighted average common shares outstanding – basic and diluted	—	—	—			$(0.14)	4	(c)	—	$(0.15)	4	(c)

Pro Forma notes

(A)    Derived from the unaudited condensed consolidated statement of operations and comprehensive loss of Tango for the three months ended March 31, 2021.

(B)    Derived from the unaudited condensed statement of operations of BCTG for the three months ended March 31, 2021.

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except share and per share amounts)

	Historical		Scenario 1 (Assuming No Redemptions into Cash)						Scenario 2 (Assuming Maximum Redemptions into Cash)
	(A) Tango	(B) BCTG	Transaction Accounting Adjustments			Pro Forma Combined			Transaction Accounting Adjustments	Pro Forma Combined
Collaboration revenue	$7,656	$—	$—			$7,656			$—	$7,656
Operating expenses:
Research and development	49,991	—	—			49,991			—	49,991
General and administrative	9,865	109	32	5	(a)	10,006			—	10,006
Administrative expenses – related party	—	40	—			40			—	40
Franchise tax expense	—	32	(32)	5	(a)	—			—	—
Total operating expenses	59,856	181	—			60,037			—	60,037
Loss from operations	(52,200)	(181)	—			(52,381)			—	(52,381)
Other income (expense):
Interest earned on investments held in trust account	—	65	(65)	5	(b)	—			—	—
Interest tax expense	—	(7)	7	5	(b)	—			—	—
Interest income	108	—	—			108			—	108
Other income, net	120	—	—			120			—	120
Total other income, net	228	58	(58)			228			—	228
Net loss attributable to common stockholders – basic and diluted	$(51,972)	$(123)	$(58)			$(52,153)			$—	$(52,153)
Weighted average shares outstanding, or Public Shares	11,461,011	16,675,000	—			—			—	—
Basic and diluted net loss per share, Public Shares	$(4.53)	$—	—			—			—	—
Weighted average shares outstanding, or Founder Shares	—	4,212,127	—			—			—	—
Basic and diluted net loss per share, Founder Shares	—	$(0.04)	—			—			—	—
Weighted average shares outstanding	—	—	—			88,581,503	5	(c)	—	84,929,429	5	(c)
Weighted average common shares outstanding – basic and diluted	—	—	—			$(0.59)	5	(c)	—	$(0.61)	5	(c)

Pro Forma notes

(A)    Derived from the audited consolidated statement of operations and comprehensive loss of Tango for the year ended December 31, 2020.

(B)    Derived from the audited statement of operations of BCTG for the period from inception through December 31, 2020.

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 — Description of the Merger

On April 13, 2021, BCTG entered into the Merger Agreement with Merger Sub and Tango, pursuant to which Merger Sub will merge with and into Tango, with Tango as the surviving company in the Merger. Upon the closing of the Business Combination, BCTG will change its name to “Tango Therapeutics, Inc.”

Pursuant to the terms and conditions of the Merger Agreement, the consideration to be received by the Tango Equity holders in connection with the Business Combination will be an aggregate number of shares of Combined Entity common stock equal to (i) $550.0 million, divided by (ii) $10.00. In addition, immediately after the completion of the Business Combination, certain investors have agreed to subscribe for and purchase an aggregate of $186,100,000 of common stock of Combined Entity (the “PIPE Investment”).

The following represents the aggregate merger consideration under the no redemption and maximum redemption scenarios:

	No Redemption and Maximum Redemption
(in thousands, except share and per share amounts)	Purchase price	Shares Issued
Share consideration to Tango(a)(b)	$550,000	55,000,000

____________

(a)      The value of common stock issued to Tango included in the consideration is reflected at $10.00 per share as defined in the Merger Agreement.

(b)      The total 55,000,0000 consideration shares to be issued for all outstanding Tango common and preferred stock includes underlying unvested and/or unexercised stock options of 6,431,673 and excludes unissued options of 1,161,643. These amounts are based on Tango’s outstanding shares as of March 31, 2021 and the expected exchange ratio of 0.340 at the effective time of the Business Combination.

As of the date of the signing of the Merger Agreement, the conversion ratio was 0.340. The closing conversion ratio will be calculated in accordance with the methodology and procedures set forth in the Merger Agreement, and BCTG will file with the SEC a Current Report on Form 8-K announcing the final conversion ratio no later than four business days prior to the special meeting of its stockholders.

The following summarizes the unaudited pro forma common stock outstanding under the no redemption and maximum redemption scenarios:

	Assuming No Redemption		Assuming Maximum Redemption
	Shares	%	Shares	%
BCTG public stockholders	16,675,000	18.8%	12,638,064	15.0%
BCTG Sponsor and Directors and advisors	4,702,250	5.3%	4,702,250	5.6%
Total BCTG	21,377,250	24.1%	17,340,314	20.5%
Tango(A)	48,568,327	54.8%	48,568,327	57.5%
PIPE Shares	18,610,000	21.1%	18,610,000	22.0%
Total Shares Outstanding at Closing (excluding certain Tango shares)	88,555,577	100%	84,518,641	100%
Tango-Remaining Consideration Shares(A)	6,431,673		6,431,673
Total Shares at Closing (including certain Tango shares)	94,987,250		90,950,314

___________

(A)     Total consideration to be issued to Tango is $550.0 million or 55,000,000 shares ($10 per share price). The total shares to be issued includes Tango common and preferred stock plus shares underlying unvested stock options. Accordingly, the consideration shares outstanding at the closing of the Business Combination has been adjusted to exclude the portion of consideration shares that will be unvested and/or unexercised at the closing of the Business Combination. The Tango-Remaining Consideration Shares reflect a conversion ratio of 0.340. Tango shares are presented as of March 31, 2021.

Note 2 — Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The historical financial information of BCTG and Tango include transaction accounting adjustments to illustrate the estimated effect of the Business Combination and the PIPE Investment and certain other adjustments to provide relevant information necessary for an understanding of the combined company upon consummation of the transactions described herein.

The Business Combination will be accounted for as a reverse recapitalization because Tango has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”) under both the no redemption and maximum redemption scenarios. The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the no redemption and maximum redemption scenarios:

•        The pre-combination equity holders of Tango will hold the majority of voting rights in the Combined Entity;

•        The pre-combination equity holders of Tango will have the right to appoint the majority of the directors on the Combined Entity Board;

•        Senior management of Tango will comprise the senior management of the Combined Entity; and

•        Operations of Tango will comprise the ongoing operations of the Combined Entity.

Under the reverse recapitalization accounting model, the Business Combination will be treated as Tango issuing stock for the net assets of BCTG, with no goodwill or intangible assets recorded.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Public Shares into cash:

•        Assuming No Redemptions:    This presentation assumes that no BCTG stockholders exercise redemption rights with respect to their Public Shares; and

•        Assuming Maximum Redemptions:    This presentation assumes that all BCTG’s public stockholders, without giving effect to the Subscription Agreements entered into by certain BCTG public stockholders participating in the PIPE Investment, exercise redemption rights with respect to their public shares up to the minimum BCTG cash required at closing discussed below. This scenario assumes that 4,036,936 shares are redeemed for an aggregate redemption value of approximately $40.4 million. This maximum redemption scenario is based on the maximum number of redemptions which may occur, but which would still provide BCTG with cash at closing of the Business Combination of no less than $300.0 million pursuant to the Merger Agreement.

The public stockholder redemptions are expected to be within the parameters described by the above two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results.

The Combined Entity expects to enter into new equity awards with its employees after the consummation of the Business Combination. The terms of these new equity awards have not been finalized and remain subject to change. Accordingly, no effect has been given in the unaudited pro forma condensed combined financial information for the new awards.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the transaction accounting adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given Tango incurred significant losses during the historical period presented.

Note 3 — Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:

Pro Forma transaction accounting adjustments

a)      Represents the impact of the Business Combination on the cash balance of the Combined Entity. The table below represents the sources and uses of funds as it relates to the Business Combination:

(in thousands)	Note	Pro Forma Cash
BCTG cash held in Trust Account	(1)	$166,809
Payment of other Business Combination transaction costs	(2)	(9,941)
Excess cash to balance sheet from Business Combination		$156,868
PIPE – BCTG Sponsor	(3)	25,000
PIPE – Tango Stockholders	(3)	42,500
Other PIPE Investors	(3)	118,600
Payment of PIPE Investment transaction costs	(4)	(6,894)
Excess cash to balance sheet from PIPE transaction		$179,204
Total excess cash to balance sheet from Business Combination and PIPE Investment – No redemption scenario		336,072
Add back Tango Transaction costs per closing cash conditions	(5)	4,297
Maximum redemption scenario transaction accounting adjustment to cash	(6)	(40,369)
Total excess cash to balance sheet from Business Combination and PIPE Investment – Maximum redemption scenario		$300,000

__________

(1)      Represents the amount of the restricted investments and cash held in the trust account upon consummation of the Business Combination at Closing.

(2)      Represents payment of the estimated Business Combination transaction costs. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash, with a corresponding decrease in additional paid-in capital. As of March 31, 2021, $0.4 million in transaction costs have been incurred and recognized as deferred transaction costs that will be eliminated upon the closing of the Business Combination.

(3)      Represents the issuance, from the PIPE Investment, to certain investors of 18,610,000 shares of Combined Entity common stock at a price of $10.00 per share.

(4)      Represents payment of the estimated PIPE Investment transaction costs. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash, with a corresponding decrease in additional paid-in capital.

(5)      Represents the estimated Tango related transaction expenses not included in the minimum parent closing cash condition.

(6)      Represents the amount paid to BCTG stockholders who are assumed to exercise redemption rights under the maximum redemption scenario. Although the maximum possible redemption amount is $156.0 million, the closing BCTG cash balance must be greater than $300.0 million, pursuant to the Merger Agreement, and the sponsor will have the option to cover any shortfall through an additional cash investment or satisfying such shortfall through securing investments in BCTG from certain agreed investors. As such, the maximum redemption scenario of stockholders exercising redemption rights and the Business Combination being consummated is adjusted to a maximum amount of $40.4 million, as incorporated in the maximum redemption scenario within the table above.

b)      Represents release of the restricted investments and cash held in the BCTG trust account upon consummation of the Business Combination (See Note 3(b)(1)).

c)      To reclass historical BCTG franchise tax payable and accrued income tax to the accrued expenses and other current liabilities account of the Combined Entity.

d)      The following table represents the impact of the Business Combination and PIPE Investment on the number of shares of BCTG Common Stock and represents the total stockholders’ deficit assuming no redemptions by BCTG stockholder:

(in thousands)	Note	Transaction Accounting Adjustment
Reclassification of historical redeemable stock of BCTG to common stock	(1)	$157,122
Par value of consideration shares issued for all outstanding Tango common and preferred stock	(2)	(7)
Elimination of historical redeemable convertible preferred stock of Tango	(3)	166,548
Elimination of historical accumulated deficit of BCTG	(4)	(363)
Elimination of historical deferred IPO costs of BCTG	(5)	5,836
Payment of other Business Combination transaction costs	(6)	(10,314)
Pro Forma additional paid-in capital adjustment		$318,822

__________

(1)      To reflect the recapitalization of BCTG through the contribution of all historically outstanding common stock subject to redemption of BCTG to Tango and the issuance of 15,712,245 shares of Tango common stock. The unaudited pro forma condensed combined balance sheet reflects the adjustment as a reclassification to additional paid in capital and the difference to common stock.

(2)      To reflect the $0.001 par value impact on additional paid in capital pursuant to the 55,000,0000 consideration shares issued for all outstanding Tango common and preferred stock and includes underlying unvested and/or unexercised stock options of 6,431,673 and excludes unissued options of 1,161,643. These amounts are based on Tango’s outstanding shares as of March 31, 2021 and the expected exchange ratio of 0.340 at the effective time of the Business Combination.

(3)      To reflect the automatic conversion of all outstanding shares of Tango redeemable convertible preferred stock immediately prior to the Effective Time of the Business Combination. The adjustment reflects the derecognition of the carrying value of the Tango redeemable convertible preferred stock of $166.5 million. The unaudited pro forma condensed combined balance sheet reflects the adjustment as a reclassification to additional paid in capital and the difference to common stock.

(4)      To reflect the elimination of the accumulated deficit of BCTG, the accounting acquiree.

(5)      Represents the settlement of $5.8 million of deferred underwriting commissions incurred during BCTG’s IPO that are contractually due upon completion of the Business Combination.

(6)      Represents payment of the estimated Business Combination transaction costs. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash, with a corresponding decrease in additional paid-in capital. As of March 31, 2021, $0.4 million in transaction costs have been incurred and recognized as deferred transaction costs that will be eliminated upon the closing of the Business Combination.

Note 4 — Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2021

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 are as follows:

Pro Forma transaction accounting adjustments

a)      To reclass historical BCTG franchise tax expense to general and administrative expenses of the Combined Entity.

b)      To eliminate interest income, and the related income tax expense from interest income, earned on the Trust Account which will be released upon closing of the Business Combination.

c)      Presentation of the pro forma basic and diluted net loss per share amounts. The unaudited pro forma condensed combined financial information has been prepared assuming the no redemption and maximum redemption scenarios. See Note 6 — Net Loss Per Share for additional details.

d)      The Combined Company is expected to be a tax-paying entity in 2021 due to taxable deferred revenue from the Gilead collaboration that is partially offset by the utilization of federal and state net operating losses and federal and state tax credits. However, the Company has historically been loss-making.

Note 4 — Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended March 31, 2021

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended March 31, 2021 are as follows:

Pro Forma transaction accounting adjustments

a)      To reclass historical BCTG franchise tax expense to general and administrative expenses of the Combined Entity.

b)      To eliminate interest income, and the related interest tax expense from interest income, earned on the Trust Account which will be released upon closing of the Business Combination.

c)      Presentation of the pro forma basic and diluted net loss per share amounts. The unaudited pro forma condensed combined financial information has been prepared assuming the no redemption and maximum redemption scenarios. See Note 6 – Net Loss Per Share for additional details.

Note 5 — Net Loss Per Share

Net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and PIPE Investment, assuming the shares were outstanding since January 1, 2020. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and PIPE Investment have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the three months ended March 31, 2021:

Three Months Ended March 31, 2021

	Scenario 1 (Assuming No Redemption into Cash)	Scenario 2 (Assuming Maximum Redemption into Cash)
	(in thousands, except share and per share data)
Pro forma net loss	$(12,372)	$(12,372)
Weighted average shares outstanding – basic and diluted	88,555,577	84,518,641
Net loss per share – basic and diluted	$(0.14)	$(0.15)
Pro Forma weighted average shares calculation – basic and diluted
BCTG public stockholders	16,675,000	12,638,064
BCTG Sponsor and Directors and advisors	4,702,250	4,702,250
Total	21,377,250	17,340,314
Tango(1)	48,568,327	48,568,327
PIPE Shares	18,610,000	18,610,000
Pro Forma weighted average shares outstanding – basic and diluted(2)	88,555,577	84,518,641

____________

(1)      Excludes 6,431,673 Tango consideration shares that will be issued upon the occurrence of future events (i.e., exercise of stock options). Includes 93,107 unvested Tango consideration restricted stock awards that are expected to vest prior to the effective date of the Business Combination. Total consideration to be issued to Tango is $550.0 million or 55,000,000 shares ($10 per share price). The total shares to be issued includes all issued and outstanding Tango common and preferred stock plus shares underlying unvested stock options. Accordingly, the weighted average pro forma shares outstanding at Closing has been adjusted to exclude the portion of consideration shares that will be unvested and/or unexercised at the closing of the Business Combination.

(2)      For the purposes of applying the if converted method for calculating diluted earnings per share, it was assumed that all Tango stock options are exchanged for common stock. However, since this results in anti-dilution, the effect of such exchange was not included in calculation of diluted loss per share. Shares underlying these instruments include 6,431,673 Tango consideration shares for unvested and/or unexercised stock options.

Net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and PIPE Investment, assuming the shares were outstanding since January 1, 2020. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and PIPE Investment have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the year ended December 31, 2020:

Year Ended December 31, 2020

	Scenario 1 (Assuming No Redemption into Cash)	Scenario 2 (Assuming Maximum Redemption into Cash)
	(in thousands, except share and per share data)
Pro forma net loss	$(52,153)	$(52,153)
Weighted average shares outstanding – basic and diluted	88,581,503	84,929,429
Net loss per share – basic and diluted	$(0.59)	$(0.61)
Pro Forma weighted average shares calculation – basic and diluted
BCTG public stockholders	16,675,000	13,022,927
BCTG Sponsor and Directors and advisors	4,702,250	4,702,250
Total	21,377,250	17,725,177
Tango(1)	48,594,253	48,594,253
PIPE Shares	18,610,000	18,610,000
Pro Forma weighted average shares outstanding – basic and diluted(2)	88,581,503	84,929,430

____________

(1)      Excludes 6,405,747 Tango consideration shares that will be issued upon the occurrence of future events (i.e., exercise of stock options). Includes 256,793 unvested Tango consideration restricted stock awards that are expected to vest prior to the effective date of the Business Combination. Total consideration to be issued to Tango is $550.0 million or 55,000,000 shares ($10 per share price). The total shares to be issued includes all issued and outstanding Tango common and preferred stock plus shares underlying unvested stock options. Accordingly, the weighted average pro forma shares outstanding at Closing has been adjusted to exclude the portion of consideration shares that will be unvested and/or unexercised at the closing of the Business Combination.

(2)      For the purposes of applying the if converted method for calculating diluted earnings per share, it was assumed that all Tango stock options are exchanged for common stock. However, since this results in anti-dilution, the effect of such exchange was not included in calculation of diluted loss per share. Shares underlying these instruments include 6,405,747 Tango consideration shares for unvested and/or unexercised stock options.

PROPOSAL 1 — THE BUSINESS COMBINATION PROPOSAL

General

Holders of BCTG Common Stock are being asked to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Business Combination. BCTG stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section titled “— The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because BCTG is holding a stockholder vote on the Business Combination, BCTG may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the issued and outstanding shares of BCTG Common Stock as of the Record Date for the Special Meeting.

Background of the Business Combination

BCTG was incorporated as a blank check company in May 2020 as a Delaware corporation formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Although BCTG could have pursued an acquisition opportunity in any business, industry, sector or geographical location, BCTG intended to focus on innovative companies in the biotechnology sector in North America and Europe.

On September 8, 2020, BCTG consummated the BCTG IPO of 16,675,000 shares of Common Stock, generating gross proceeds to the Company of $166,750,000. SVB Leerink acted as sole book-running manager of the BCTG IPO. Simultaneously with the closing of the BCTG IPO, the Company consummated the Private Place with the Sponsor of 533,500 shares of Common Stock (the “Private Shares”) at a price of $10.00 per share, generating total proceeds of $5,335,000. The Private Shares are identical to the shares of Common Stock sold in the BCTG IPO. The Sponsor, as well as the officers, directors and advisors of BCTG have agreed to waive their redemption rights with respect to any shares of BCTG’s capital stock they may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

After deducting the underwriting discounts, offering expenses, and commissions from the BCTG IPO and the sale of the Private Shares, a total of $166,750,000.00 was deposited into the Trust Account, and the remaining approximately $1,250,000 of the gross proceeds were outside of the Trust Account and made available to be used for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

In accordance with the Current Charter, the amounts held in the Trust Account may only be used by BCTG upon the consummation of a business combination, except that there can be released to BCTG, from time to time, any interest earned on the funds in the Trust Account that it may need to pay its tax obligations. The remaining interest earned on the funds in the Trust Account will not be released until the earlier of the completion of a business combination and BCTG’s liquidation. BCTG must liquidate unless a business combination is consummated by the date that is 24 months from the closing of the BCTG IPO, or September 8, 2022.

After the closing of the BCTG IPO on September 8, 2020, the officers and directors of BCTG began to screen for, evaluate and contact potential candidates for a business combination. In addition, BCTG was contacted by a number of individuals and entities with respect to business combination opportunities. In order to narrow down an initial list of hundreds of oncology companies into a more manageable list of the most promising opportunities, BCTG’s management team collaborated with its board and network of advisors in the area of targeted oncology through meetings and correspondence beginning shortly after the closing of the BCTG IPO. No discussions regarding a potential business combination with any candidate were held prior to the BCTG IPO.

Between September 2020 and March 2021, BCTG reviewed approximately 63 potential business combination candidates from this larger list, engaged with approximately 54 of those potential targets under confidentiality agreements, and engaged in detailed due diligence with approximately 35 potential targets. Among other factors, the following five criteria were very important to the evaluation of these potential targets: (1) a unique mechanism (or a novel approach to a known mechanism), (2) a competent and experienced management team, (3) attractive valuation, (4) a compelling thesis addressing an unmet need and (5) an ability to benefit from our capital and expertise. Although diligence continued with respect to a small number of these potential targets, most were deprioritized because they did not adequately meet one or more of these five criteria.

Besides Tango, BCTG submitted a preliminary proposal to one other potential business combination target (“Candidate A”). Candidate A is a development-stage biotechnology company with a robust drug discovery platform and a pipeline of product candidates targeting oncology and immunology indications. BCTG’s management team was aware of Candidate A prior to the BCTG IPO, but Candidate A emerged as a priority target subsequent to BCTG’s IPO on the recommendation of certain of BCTG’s board members and advisors. Between October 13, 2020 and December 23, 2020, BCTG conducted due diligence on Candidate A, including multiple discussions with the BCTG board and advisors, as well multiple discussions with the Candidate A management team. During this period of time, BCTG also continued to perform diligence on other potential business combination targets, including Tango. On December 14, 2020, BCTG submitted a draft letter of intent to Candidate A for consideration, which contained the material terms for a potential business combination, including a pre-money valuation of $450 million and a PIPE transaction that, combined with BCTG’s IPO proceeds, would total $200-300 million. On December 21, 2020, Candidate A made a counteroffer for a $492 million pre-money valuation, and BCTG further countered at a pre-money valuation of $471 million on December 23, 2020. Approximately a week later, after consideration of its options, Candidate A opted to proceed with a traditional private financing round rather than engaging further with BCTG as a potential business combination target. Discussions with Candidate A regarding a business combination with BCTG were terminated on December 31, 2020.

Tango was already known to the principals of BCTG as a leading precision medicine company focused on the discovery and development of oncology therapeutic candidates, with a focus on synthetic lethality as a mechanism of action. Boxer Capital led the Series B financing round for Tango in April 2020 and participated in the Series B-1 financing round in August 2020. As a result of these investments, Boxer Capital has a seat on the Tango board of directors (occupied by Aaron Davis) and owns approximately 15% of Tango’s outstanding securities prior to the Business Combination. BCTG’s officers and directors did not discuss a potential transaction between BCTG and Tango until after the closing of BCTG’s IPO.

Tango was mentioned by certain of BCTG’s independent board members and advisors as a potential target on multiple occasions in meetings and correspondence in the period after the BCTG IPO when the initial list of potential business targets was being narrowed down. On December 8, 2020, Aaron Davis, Chairman and Chief Executive Officer of BCTG, called Barbara Weber, Chief Executive Officer of Tango, to discuss the possibility of a transaction between BCTG and Tango. Mr. Davis and Dr. Weber held a follow-up call on December 14, 2020 to further discuss the process and timelines, particularly as they compare to a traditional initial public offering.

On December 22, 2020, Tango was presented to the BCTG board of directors as one of a few prospective business targets under active consideration. Discussions with Candidate A ended on December 31, 2020.

Discussions with Tango continued in January due to how well Tango fit BCTG’s primary criteria for a potential target. On January 22, 2021, in a letter to the Tango board of directors, Dr. Weber informed the board that discussions on a potential business combination with a SPAC were ongoing and would be discussed in more detail at the upcoming meeting of the board of directors on January 28, 2021. Around this time, Dr. Weber suggested that BCTG submit a draft non-binding letter of intent for the Tango board of directors to consider at the January 28 meeting, which was delivered on January 27, 2021. The draft letter of intent was at a pre-money valuation of $450 million and included a PIPE transaction that, combined with BCTG’s IPO proceeds, would total $200-300 million. Mr. Davis was actively involved in negotiations with Tango in respect of his position as the Chief Executive Officer of BCTG, but Mr. Davis recused himself from discussions regarding the BCTG offer in this and subsequent meetings of the Tango board of directors.

On February 1, 2021, BCTG held a detailed diligence call with Tango regarding its PRMT5 inhibitor program, and on February 3, 2021 BCTG entered into a confidentiality agreement with Tango in order to facilitate further diligence. Between February 3, 2021 and April 9, 2021, BCTG engaged in significant due diligence in areas that included medicinal chemistry, pharmacokinetics and pharmacodynamics, toxicology, and clinical and regulatory development.

On February 5, 2021, in recognition of the prior investment of Boxer Capital in Tango and the resulting economic interest and board representation of affiliates of Boxer Capital in both BCTG and Tango, the BCTG board of directors, on advice of counsel, established an independent subcommittee (the “Subcommittee”) in order to provide independent oversight to the proposed business combination process, evaluate the deal terms from an independent perspective given the prior investment of Boxer Capital in Tango as a private company and the status of Mr. Davis as a board member of Tango, and engage a third party valuation firm for a written fairness opinion. The Subcommittee was and is comprised of Carole L. Nuechterlein, Richard Heyman and James B. Avery.

On February 8, 2021, BCTG received a counteroffer from Tango to the original letter of intent that BCTG delivered on January 27, 2021 that increased the pre-money valuation to $550 million and the total raise (including BCTG’s IPO proceeds) to $300 million. Between February 8, 2021 and February 17, 2021, Mr. Davis and Dr. Weber engaged in additional discussions regarding the terms of the letter of intent, including terms related to pre-money valuation (with BCTG countering at $500 million and Tango countering at $550 million), length of exclusivity and board composition, and exchanged multiple drafts of the letter intent in order to finalize those terms.

On February 18, 2021, BCTG management, represented by Messrs. Davis, Fuglesang and Ellis, held a meeting with the Subcommittee to discuss Tango’s scientific rationale, pipeline, drug discovery platform, management team, and Tango’s financing and partnership history, as well as the proposed letter of intent and the proposed business combination with Tango. The Subcommittee expressed support for the transaction and scheduled a follow-up meeting to discuss Tango and the proposed transaction in more detail. Discussions and diligence continued in parallel. On February 22, 2021, the Subcommittee met with BCTG management, represented by Messrs. Davis, Fuglesang, Beauchamp and Ellis, and two of BCTG’s advisors, to discuss Tango’s pipeline, data, clinical development plan, cash needs, management team and the proposed transaction. The Subcommittee subsequently unanimously approved the execution of the proposed letter of intent. On February 24, 2021, BCTG signed the final letter of intent, and, on February 25, 2021, upon receiving the approval of its board of directors, Tango delivered a fully executed letter of intent. Between February 25, 2021 and April 9, 2021, BCTG continued its review of due diligence materials, and BCTG, Tango, and their respective legal counsel and financial advisors held periodic conference calls to review status and timing of tasks. On March 17, 2021, the Subcommittee approved the engagement of Canaccord Genuity to provide an independent third-party fairness opinion of the Tango valuation and transaction between BCTG and Tango, and on March 18, 2021 BCTG executed the engagement letter with Canaccord Genuity.

Between March 19, 2021 and April 9, 2021, Mr. Davis and Dr. Weber, along with members of Tango’s management, met in various combinations and confidentially with fund managers, including certain stockholders of BCTG, to discuss Tango and the proposed business combination with BCTG to determine the potential level of market interest in a transaction between Tango and BCTG.

On March 10, 2021, BCTG provided an initial draft of the merger agreement to Tango. Between March 10, 2021 and April 13, 2021, the various terms of the merger agreement were negotiated. During those negotiations, the parties finalized the minimum cash condition of $300 million for closing and representation and warranties, among other deal terms. At all times, the merger agreement remained consistent with the material terms set forth in the final letter of intent.

On April 9, 2021 the Tango board of directors approved by unanimous written consent the entry into the merger agreement and other ancillary agreements to effect the Business Combination between BCTG and Tango.

On April 13, 2021, BCTG held special meetings of the Subcommittee and the Board to review the transaction with Tango. Attending the meeting of the Subcommittee were BCTG management and Subcommittee members Carole L. Nuechterlein, Richard Heyman and James B. Avery, as well as representatives of Loeb & Loeb LLP (counsel to BCTG) and Canaccord Genuity (providers of the independent fairness opinion). Tango management was present for a portion of the meeting of the Subcommittee in order to present Tango’s pipeline, management and plans and answer any remaining questions. At these meetings, the Subcommittee and the Board approved the transaction and authorized BCTG to enter into the definitive agreement and relevant ancillary agreements with Tango to effect the Business Combination.

On April 13, 2021, the Merger Agreement was signed.

On April 14, 2021, the transaction was announced to the public and BCTG filed a Current Report on Form 8-K including a press release, a copy of the Merger Agreement and a presentation for investors.

The BCTG Board’s Reasons for the Approval of the Business Combination

The Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the Business Combination, including but not limited to, the following material factors:

•        Selective PRMT5 inhibition may address a large unmet need in oncology therapeutics.   Tango is a pre-clinical stage precision oncology company focused on the discovery and development of novel drugs with a synthetic lethal mechanism of action. The lead program is an MTAP-deletion selective MTA-cooperative PRMT5 inhibitor for cancers with MTAP deletions. MTAP deletions occur in approximately 10 to 15% of human tumors, making MTAP one of the most commonly deleted genes across all cancer types. TNG908 is distinct from existing PRMT5 inhibitors because of its mechanism of binding cooperatively with MTA, an intrinsic inhibitor of MTAP. Since MTAP is required for MTA degradation, MTA accumulates to high levels in MTAP-deleted cells. TNG908 is 15 times more potent in cells with MTAP deletions, which are not found in normal cells and therefore should have a larger therapeutic index in patients with MTAP-deleted tumors than non-selective PRMT5 inhibitors. TNG908 will be tested in any patients whose tumor has an MTAP deletion to determine the optimal dose and schedule and then evaluated further in multiple dose expansion cohorts. These include the rare tumor MPNST (malignant peripheral nerve sheath tumor), non-small cell lung cancer (both squamous and non-squamous), transitional call bladder cancer and cholangiocarcinoma. Finally, a histology-agnostic “bucket” arm will be included to evaluate the multiple other histologies where MTAP deletions occur. As TNG908 is designed to selectively work in cancers with MTAP deletion, enrollment will be limited to patients with MTAP-deleted tumors using either next generation sequencing (NGS) or immunohistochemistry (IHC).

•        Experienced management team with drug development expertise.    Tango has assembled an experienced team of experts in genetics, drug discovery and precision oncology. Tango’s Chief Executive Officer and co-founder, Barbara Weber M.D., is a board-certified medical oncologist and was a Professor of Medicine and Genetics at the University of Pennsylvania, where she was involved in the identification and characterization of BRCA1 and BRCA2, led a clinical and translational research program in cancer genetics, and developed the foundational concepts on which Tango was founded. Moving to industry in 2005, she led early oncology clinical development at GlaxoSmithKline and then Novartis, where she oversaw the filing of more than 80 INDs. During her tenure at Novartis, she spearheaded the early development of ceritinib that led to registration of that drug from the Phase I trial. Dr. Weber joined Third Rock Ventures in 2015 as a Venture Partner, where she played a major role in the formation of Relay Therapeutics and Neon Therapeutics (later acquired by BioNTech). She created and led the formation of Tango Therapeutics and launched the Company in 2017. Alan Huang Ph.D., Tango’s Chief Scientific Officer, also played a leading role in the creation of Tango, specifically developing the ground-breaking concept of immune evasion driven by tumor suppressor gene loss. He brings fourteen years of oncology translational research, target discovery and drug development experience from his years at Millennium Pharmaceuticals (acquired by Takeda) and Novartis, where he led oncology translational research. Dr. Huang oversaw the laboratory-based efforts supporting the Novartis Oncology portfolio and played a leadership role in establishing the foundation of project DRIVE, a large-scale functional genomics screen platform, as well as the Cancer Cell Line Encyclopedia project, a large external genomic collaboration with The Broad Institute.

•        Additional promising pipeline opportunities.    Tango discovered ubiquitin-specific protease 1 (USP1) as a strong synthetic lethal target for BRCA1 loss and is developing a potentially differentiated molecule for the treatment of BRCA1-mutant breast, ovarian and prostate cancer, with a planned IND filing in 2022. Tango expects the development candidate for this program to have single-agent activity in both PARPi-naïve and PARPi-resistant BRCA1 mutant cancers and to have synergy when used in combination with PARP inhibitors. Tango is also developing a treatment against a novel undisclosed target that may reverse STK11-loss mediated immune evasion in non-small cell lung cancer for which it plans to file an IND in 2023.

•        A robust drug discovery platform that may enable the discovery of additional product candidates.    Tango has a drug target discovery engine powered by CRISPR that may continue to produce druggable targets to fuel further pipeline growth. The most promising “hits” identified using Tango’s discovery platform are subsequently narrowed down into a smaller set of validated targets for potential advancement. From that smaller set of validated targets, and based on development experience to date, Tango believes its platform has the capability to deliver one new IND every 12 to 18 months. Tango’s collaboration with Gilead may enable the discovery and development of additional immune evasion targets by leveraging the expanded capabilities and global development reach of a larger company.

•        Continued participation by leading biotech private investors and a strong balance sheet.    Tango stockholders include Third Rock Ventures, Boxer Capital, Cormorant Asset Management, Casdin Capital and Gilead Sciences, among others. Furthermore, upon the closing of the Business Combination, Tango is expected to have approximately $500 million in cash in order to develop its current and future pipeline of oncology therapeutics.

•        Fairness opinion of Canaccord Genuity.    BCTG received the fairness opinion of Canaccord Genuity described below.

The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•        Benefits Not Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

•        Liquidation of BCTG.    The risks and costs to BCTG if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in BCTG being unable to effect a business combination by September 2022 and force BCTG to liquidate.

•        No Survival of Remedies for Breach of Representations, Warranties or Covenants of Tango.    The risk that BCTG will not have any surviving remedies against Tango’s existing stockholders after the closing of the Business Combination to recover for losses as a result of any inaccuracies or breaches of Tango’s representations, warranties or covenants set forth in the merger agreement.

•        Stockholder Vote.    The risk that BCTG’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within the Company’s control.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Other Risks.    Various other risks associated with the Business Combination, the business of the Company and the business of Tango described under the section titled “Risk Factors.”

In addition to considering the factors described above, the Board also considered that some officers and directors of the Company may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of the Company’s stockholders (see “Risk Factors — Risks Related to BCTG and the Business Combination”). Our Subcommittee of independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Board, the Merger Agreement and the Business Combination. The Subcommittee and the Board concluded that the potential benefits that it expected BCTG and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Subcommittee and the Board unanimously determined that the merger agreement and the Business Combination were advisable, fair to, and in the best interests of, BCTG and its stockholders.

The Board recommends a vote “FOR” the Business Combination Proposal and each of the other Proposals — the members of the Board and officers of BCTG have interests that may be different from, or in addition to your interests as a shareholder. See “The Business Combination Proposal — Interests of BCTG’s Directors and Officers and Others in the Business Combination” for further information.

Engagement of Financial Advisor to BCTG

BCTG retained Canaccord Genuity to provide a fairness opinion to the Board. On April 13, 2021, Canaccord Genuity orally rendered its opinion to the Subcommittee and the Board (which was subsequently confirmed in writing by delivery of Canaccord Genuity written Opinion addressed to the Board dated April 13, 2021), as to the fairness, from a financial point of view and as of the date of the opinion, to BCTG of the Base Purchase Price pursuant to the Merger Agreement.

In selecting Canaccord Genuity, the Board considered, among other things, the fact that Canaccord Genuity is a reputable investment banking firm with substantial experience advising companies. Canaccord Genuity, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Opinion of BCTG’s Financial Advisor

Canaccord Genuity is acting as financial advisor to BCTG in connection with the Transaction. At a meeting of the Subcommittee and Board held on April 13, 2021 to evaluate the proposed Business Combination, Canaccord Genuity delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion, dated April 13, 2021, to the effect that, as of that date and based upon and subject to certain assumptions, factors and qualifications set forth in the written opinion, the Base Purchase Price, as defined in and pursuant to the Merger Agreement is fair, from a financial point of view, to BCTG.

The full text of Canaccord Genuity’s written opinion is attached to this proxy statement as Annex E and is incorporated into this proxy statement/prospectus by reference. The description of Canaccord Genuity’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. BCTG’s stockholders are encouraged to read Canaccord Genuity’s opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Canaccord Genuity in connection with its opinion. Canaccord Genuity’s opinion was addressed to the Board, was only one of many factors considered by the Board in its evaluation of the Business Combination, and is limited to and addresses only the fairness, from a financial point of view and as of the date of the opinion, to BCTG of the Base Purchase Price pursuant to the Merger Agreement. Canaccord Genuity’s opinion did not express any view on and did not address any other term or aspect of any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with the Business Combination. Canaccord Genuity’s opinion does not address the relative merits of the Business Combination as compared to other business strategies or transactions that might be available to BCTG, nor does it address the underlying business decision of BCTG to proceed with the Business Combination or any view on another term or aspect of the Merger Agreement. Canaccord Genuity’s opinion was directed to and for the information of the Board only (in its capacity as such) in connection with its evaluation of the Business Combination and did not constitute advice or a recommendation to any stockholder as to how such stockholder should vote with respect to the Business Combination or any other aspect of the Business Combination or how such stockholders should otherwise act on any matter relating to the Business Combination. Canaccord Genuity’s opinion was rendered on the basis of securities, economic, market and monetary conditions prevailing as of April 13, 2021, the date of its opinion, and on the prospects, financial and otherwise, of BCTG known to Canaccord Genuity as of such date. Subsequent developments may affect the conclusions expressed in Canaccord Genuity’s opinion if such opinion were rendered as of a later date. Canaccord Genuity assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances or events occurring after the date of the opinion.

In connection with Canaccord Genuity’s review of the Business Combination and developing its opinion, Canaccord Genuity, among other things:

•        reviewed certain publicly available business and financial information relating to Tango;

•        analyzed certain internal financial statements and other business and financial information, including certain historical and projected financial and operating data concerning Tango that was prepared by Tango and provided by BCTG to Canaccord Genuity, with such projected financial data limited to a cash forecast;

•        conducted discussions with members of senior management of Tango regarding past and current operations and financial condition and the prospects of Tango;

•        reviewed financial and stock market data of certain publicly traded companies Canaccord Genuity deemed to be relevant and comparable to Tango;

•        reviewed financial terms of certain initial public offerings executed by certain companies Canaccord Genuity deemed to be relevant to Tango;

•        compared the financial terms of the Business Combination with the financial terms of certain other acquisitions Canaccord Genuity deemed to be relevant and comparable to the Business Combination;

•        reviewed the terms of the Merger Agreement furnished to Canaccord Genuity by BCTG; and

•        reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as Canaccord Genuity deemed necessary, including an assessment of general economic, market and monetary conditions.

In connection with Canaccord Genuity’s review and arriving at its opinion, Canaccord Genuity has not independently verified any of the foregoing information, has relied on such information, has assumed that all such information is complete and accurate in all material respects, and has relied on assurances of the management of BCTG and Tango that they are not aware of any facts that would make such information misleading in any material respect. With respect to the internal financial forecasts and other forward-looking financial information provided to Canaccord Genuity by senior management of BCTG and Tango, Canaccord Genuity has assumed, with BCTG’s consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management. Canaccord Genuity has also assumed that the Business Combination will be consummated upon the terms set forth in the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement therein which would be in any way meaningful to its analysis. Canaccord Genuity has also assumed that, in the course of obtaining necessary regulatory and third-party approvals and consents for the Business Combination, no modification, delay, limitation, restriction or conditions will be imposed that will have an adverse effect on BCTG or Tango or the contemplated benefits of the Transaction in any way meaningful to its analysis.

Canaccord Genuity’s opinion is limited to the fairness, from a financial point of view, to BCTG of the Base Purchase Price, and it expresses no opinion as to the fairness of the Business Combination to the holders of any class of securities, creditors or other constituencies of BCTG. Canaccord Genuity’s opinion does not address the relative merits of the Business Combination as compared to other business strategies or transactions that might be available to BCTG, nor does it address the underlying business decision of BCTG to proceed with the Business Combination or any view on any other term or aspect of the Merger Agreement. Canaccord Genuity also notes that it is not a legal, accounting, regulatory or tax expert and has relied on the assessments made by BCTG and its advisors with respect to such matters. Canaccord Genuity has not considered, and it expresses no opinion as to, the fairness of the amount or nature of the compensation to be paid to any BCTG officers, directors or employees, or class of such persons. Further, Canaccord Genuity expresses no view or opinion as to in the future what the value of BCTG Common Stock actually will be when issued or the price or range of prices at which BCTG Common Stock or any other securities may trade or otherwise be transferable at any time, including following announcement or consummation of the Business Combination.

Canaccord Genuity was not requested to conduct and did not conduct, nor has Canaccord Genuity relied upon, any independent valuation or appraisal of any of the assets of Tango. Canaccord Genuity also has not evaluated the solvency of any party to the Merger Agreement under any state or federal laws, rules or regulations relating to bankruptcy, insolvency or similar matters. Canaccord Genuity assumed, with BCTG’s consent, that any material liabilities (contingent or otherwise, known or unknown) of Tango are as set forth in the financial statements of Tango provided to Canaccord Genuity.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Canaccord Genuity in connection with rendering its opinion dated April 13, 2021 described above. The following summary, however, does not purport to be a complete description of the factors considered or financial analyses performed by Canaccord Genuity, nor does the order of analyses described represent relative importance or weight given to those analyses by Canaccord Genuity. Some of these summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Canaccord Genuity’s financial analyses. In performing its analyses, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Tango or any other parties to the Merger Agreement. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 12, 2021 (the date immediately prior to delivery of Canaccord Genuity’s opinion) and is not necessarily indicative of current market conditions.

Selected Initial Public Offering Precedent Analysis.    Canaccord Genuity reviewed certain publicly available financial information related to initial public offerings (IPOs) of selected preclinical / IND oncology companies since January 2019 that, based on Canaccord Genuity’s experience and professional judgment, share similar business characteristics to Tango. No company utilized in the selected precedent IPO analysis is directly comparable to Tango and certain of these companies may have financial, business and/or operating characteristics that are materially different from those of Tango. However, the companies were selected, among other reasons, because they are recent issuers in IPOs with businesses that, for purposes of Canaccord Genuity’s analysis, may be considered similar to that of Tango based on industry sector and the stage of development of key products.

The selected IPOs are listed below:

IPO Pricing Date	Issuer	Implied Enterprise Value ($ in millions)
03/25/21	Ikena Oncology, Inc.	$327.2
03/24/21	Lava Therapeutics N.V.	$243.3
02/04/21	Vor Biopharma Inc.	$437.2
12/02/20	Kinnate Biopharma Inc.	$553.3
10/22/20	Foghorn Therapeutics Inc.	$438.2
10/01/20	C4 Therapeutics, Inc.	$476.4
09/24/20	PMV Pharmaceuticals, Inc.	$482.7
07/23/20	Nurix Therapeutics, Inc.	$377.0
07/09/20	Nkarta, Inc.	$259.8
06/18/20	Repare Therapeutics, Inc.	$411.3
02/05/20	Shrödinger, Inc.	$836.8
09/17/19	IGM Boisciences, Inc.	$246.4
06/19/19	Atreca, Inc.	$267.4
03/27/19	Precision BioSciences, Inc.	$609.6
02/13/19	TCR2 Therapeutics, Inc.	$173.3

Canaccord Genuity calculated the pre-money implied enterprise value of the issuer in each of the IPOs at the time of pricing of such IPO based on information obtained from filings with the SEC, the Capital IQ database, and other public sources. For this analysis, Canaccord Genuity calculated enterprise value as fully-diluted, pre-money equity value based on the IPO offer price and the pre-offer outstanding shares of the issuer on a fully-diluted basis (determined using the treasury stock method), plus total debt (including warrant liabilities, as applicable), minus cash and cash equivalents. Based on its analysis and other considerations that Canaccord Genuity deemed relevant in its experience and professional judgment, Canaccord Genuity derived a range of implied enterprise values for Tango based on the first quartile and third quartile enterprise values of the issuers in the selected IPOs of $263.6 million and $479.5 million, respectively. Applying this range of implied enterprise values and adding to such range Tango’s unaudited cash and cash equivalents of $207.0 million and subtracting from it Tango’s total debt of $0.0 million (in each case as of March 31, 2021 and provided by Tango’s management), Canaccord Genuity derived a range of implied equity values for Tango of $470.6 million to $686.6 million.

Selected Public Companies Analysis.    Canaccord Genuity reviewed certain publicly available financial information for selected public oncology companies with no phase 1 data that, based on its experience and professional judgment, share similar business characteristics to Tango. No company utilized in the selected public companies analysis is directly comparable to Tango and certain of these companies may have financial, business and/or operating characteristics that are materially different from those of Tango. However, the companies were selected, among other reasons, because they are publicly-traded companies with businesses that, for purposes of Canaccord Genuity’s analysis, may be considered similar to that of Tango based on industry sector and the stage of development of key products.

The selected public companies are listed below:

Issuer	Implied Enterprise Value ($ in millions)
C4 Therapeutics, Inc.	$982.0
Kinnate Biopharma Inc.	$921.4
Vor Biopharma Inc.	$913.2
Repare Therapeutics Inc.	$901.3
Nurix Therapeutics, Inc.	$721.7
Immunome, Inc.	$317.3
Lava Therapeutics N.V.	$247.5

Canaccord Genuity calculated the implied enterprise value of each of the selected public companies based on information obtained from filings with the SEC, the Capital IQ database, and other public sources. For this analysis, Canaccord Genuity calculated enterprise value as fully-diluted equity value (determined using the treasury stock method and adjusted for financings), plus total debt (adjusted for financings and warrant liabilities, as applicable), minus cash and cash equivalents (adjusted for financings and milestone payments, as applicable). Based on its analysis and other considerations that Canaccord Genuity deemed relevant in its experience and professional judgment, Canaccord Genuity derived a range of enterprise values for Tango based on the first quartile and third quartile enterprise values of the selected public companies of $519.5 million and $917.3 million, respectively. Applying this range of enterprise values and adding to such range Tango’s unaudited cash and cash equivalents of $207.0 million and subtracting from it Tango’s total debt of $0.0 million (in each case as of March 31, 2021 and provided by Tango’s management), Canaccord Genuity derived a range of equity values for Tango of $726.5 million to $1,124.3 million.

Selected Precedent Transaction Analysis.    Canaccord Genuity reviewed certain publicly available financial information for selected transactions involving oncology companies that, based on its experience and professional judgment, involved companies that share similar business characteristics to Tango. No company utilized in the selected transactions analysis is directly comparable to Tango and certain of these companies may have financial, business and/or operating characteristics that are materially different from those of Tango. However, the transactions were selected, among other reasons, because they involved companies with businesses that, for purposes of Canaccord Genuity’s analysis, may be considered similar to that of Tango based on industry sector and the stage of development of key products. Each of these transactions was publicly announced on or after May 2, 2018.

The selected transactions are listed below:

Announcement Date	Target	Acquiror	Implied Enterprise Value ($ in millions)
02/26/21	Silicon Therapeutics LLC	Roivant Sciences, Inc.	$450.0
01/08/21	Celularity Inc.	GX Acquisition Corp.	$1,226.3
12/10/20	NBE-Therapeutics GmbH	C.H. Boehringer Sohn AG & Co. KG	$1,432.8
10/21/20	Nuvation Bio, Inc.	Panacea Acquisition Corp.	$1,322.0
06/23/20	Pionyr Immunotherapeutics Inc.	Gilead Sciences, Inc.	$1,796.0
12/26/19	Xyphos Biosciences, Inc.	Astellas Pharma Inc.	$665.0
12/09/19	Synthorx, Inc.	Sanofi	$2,350.0
06/10/19	Tilos Therapeutics, Inc.	Merck & Co., Inc.	$773.0
09/28/18	Tusk Therapeutics Ltd	Roche Holding AG	$758.0
05/14/18	AurKa Pharma Inc.	Eli Lilly and Company	$575.0
05/02/18	Benevir Biopharm, Inc.	Janssen Biotech, Inc.	$1,040.0

Canaccord Genuity calculated the implied enterprise value of each of the public companies in the selected transactions based on information obtained from filings with the SEC, the Capital IQ database, BioCentury, Pitchbook, and other public sources. For this analysis, Canaccord Genuity calculated implied enterprise value as pre-announcement, fully-diluted equity value (determined using the treasury stock method), plus total debt (including warrant liabilities, as applicable), minus cash and cash equivalents. Based on its analysis and other considerations that Canaccord Genuity deemed relevant in its experience and professional judgment, Canaccord Genuity derived a range of implied enterprise values for Tango based on the first quartile and third quartile enterprise values of the companies in the selected transactions of $711.5 million and $1,377.4 million, respectively. Applying this range of implied enterprise values and adding to such range Tango’s unaudited cash and cash equivalents of $207.0 million and subtracting from it Tango’s total debt of $0.0 million (in each case as of March 31, 2021 and provided by Tango’s management), Canaccord Genuity derived a range of implied equity values for Tango of $918.5 million to $1,584.4 million.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Canaccord Genuity’s opinion. In arriving at its fairness determination, Canaccord Genuity considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Canaccord Genuity made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses, taken as a whole. No company or transaction used in the above analyses as a comparison is directly comparable to Tango or the Transaction. The reasons for and the circumstances surrounding each of the selected companies and transactions analyzed were diverse and there are inherent differences in the business, operations, financial condition and prospects of Tango and the companies included in those analyses.

Canaccord Genuity prepared these analyses for purposes of providing its opinion to the Board as to the fairness, from a financial point of view and as of the date of the opinion, to BCTG of the Base Purchase Price pursuant to the Merger Agreement. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold.

The Base Purchase Price was determined through negotiations between BCTG and Tango and was approved by the Board. Canaccord Genuity did not provide advice to the Board during these negotiations. Canaccord Genuity did not recommend any specific amount of consideration to BCTG or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

As described above, Canaccord Genuity’s opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the factors considered or financial analyses performed by Canaccord Genuity in connection with its opinion and is qualified in its entirety by reference to the full text of the written opinion of Canaccord Genuity attached to this proxy statement as Annex E. The issuance of Canaccord Genuity’s opinion was approved by a fairness committee of Canaccord Genuity.

Canaccord Genuity, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, Canaccord Genuity and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of BCTG and Tango, certain of their respective affiliates and any other company that may be involved in the Business Combination, as well as provide investment banking and other financial services to such companies.

During the two years preceding the date of its opinion, Canaccord Genuity had not received any compensation from BCTG or Tango. Canaccord Genuity may provide investment banking and other services to or with respect to BCTG and its affiliates.

Canaccord Genuity acted as financial advisor to BCTG in connection with the Business Combination, and was selected as BCTG’s financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Business Combination. Pursuant to a letter agreement, dated as of March 18, 2021, BCTG engaged Canaccord Genuity to act as its financial advisor in connection with the Business Combination and the delivery of a fairness opinion as described above. Pursuant to the terms of such letter agreement, BCTG agreed to pay Canaccord Genuity a fee of $500,000 for its services, $250,000 payable upon delivery by Canaccord Genuity of its opinion dated April 13, 2021 and $250,000 contingent upon the successful completion of the Business Combination. In addition, BCTG has agreed to reimburse Canaccord Genuity for certain expenses and to indemnify Canaccord Genuity and related persons for liabilities relating to or arising out of its engagement.

Satisfaction of 80% Test

It is a requirement under the Nasdaq Rules that the business or assets acquired in BCTG’s initial business combination have a fair market value equal to at least 80% of BCTG’s assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for such initial business combination. As of April 13, 2021, the date of the execution of the Merger Agreement, the fair value of marketable securities held in the Trust Account was approximately $167 million and 80% thereof represents approximately $134 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the Board reviewed the consideration being paid to former Tango stockholders of approximately $550,000,000. In determining whether the amount being paid represents the fair market value of Tango, the Board considered all of the factors described in this section and the section of this proxy statement/prospectus titled “The Business Combination Proposal — The Merger Agreement,” including the fairness opinion, and that the amount being paid was determined as a result of arm’s length negotiations. As a result, the Board concluded that the fair market value of the equity acquired was significantly in excess of 80% of the assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account).

The Merger Agreement

The subsections that follow this subsection describe the material provisions of the Merger Agreement, but do not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A hereto, which is incorporated herein by reference. BCTG stockholders and other interested parties are urged to read the Merger Agreement carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the Business Combination.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, which may be updated prior to the closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision.

General Description of the Merger Agreement

On April 13, 2021, BCTG, Tango Merger Sub entered into the Merger Agreement. The Merger Agreement was unanimously approved by BCTG’s board of directors on April 13, 2021. Pursuant to the terms of the Merger Agreement, at the closing of the transactions contemplated thereby, Merger Sub will merge with and into Tango, with Tango being the surviving corporation and following the merger Tango will be a wholly owned subsidiary of Tango. In connection with the Business Combination, BCTG shall be renamed “Tango Therapeutics, Inc.”

Consideration

Under the Merger Agreement, BCTG has agreed to acquire all of the outstanding shares of Tango common stock in exchange for $550,000,000 in aggregate consideration, comprising of 55,000,000 shares of BCTG common stock, based on a price of $10.00 per shares (such shares being referred to herein as the “Merger Consideration”).

At the Effective Time, by virtue of the Merger and without any further action on the part of BCTG, Merger Sub or Tango (after Tango causes each share of Tango preferred stock that is issued and outstanding immediately prior to the consummation of the Business Combination to be automatically converted immediately prior to the consummation of the Business Combination into a number of shares of Tango common stock at the then-effective conversation rate as calculated in accordance with Tango’s organizational documents), each share of Tango common stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Tango Stock subject to Tango Options, (ii) any shares of Tango Stock held in the treasury of Tango, which treasury shares shall be canceled as part of the Merger, and (iii) any shares of Tango Stock held by held by Tango stockholders who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL) shall be canceled and automatically converted into the right to receive a number of shares of BCTG equal in value to the quotient of the Merger Consideration divided by the fully diluted capitalization of Tango (the “Exchange Ratio”) without interest. If any shares of Tango Stock issued and outstanding immediately prior to the Effective Time are shares of Tango restricted stock, then the shares of BCTG Common Stock issued in exchange for such Tango restricted stock pursuant to the immediately preceding sentence shall to the same extent be unvested and subject to the same repurchase option or risk of forfeiture as in effect immediately prior to the Effective Time, and the certificates and/or book entries representing such shares of BCTG Common Stock shall accordingly be marked with appropriate legends.

No certificates or scrip representing fractional shares of BCTG Common Stock will be issued pursuant to the Merger, and instead any such fractional share that would otherwise be issued will be rounded to the nearest whole share, with a holder of Tango’s capital stock’s portion of the Merger Consideration that would result in a fractional share of 0.50 or greater rounding up and a holder of Tango’s capital stock’s portion of the Merger Consideration that would result in a fractional share of less than 0.50 rounding down.

Treatment of Tango Options

Each Tango Option that is then outstanding shall be converted into an option relating to shares of BCTG Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, a “BCTG Option”) except that (a) such BCTG Option shall relate to that whole number of shares of BCTG Common Stock (rounded down to the nearest whole share) equal to the number of shares of Tango Stock (subject to such Tango Option), multiplied by the Exchange Ratio, and (b) the exercise price per share for each such BCTG Option shall be equal to the exercise price per share of such Tango Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Tango Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Tango Options for purposes of Section 409A or Section 424 of the Internal Revenue Code of 1986, as amended, or the Code.

Tango shall also deliver to BCTG two business days prior to the Closing an equity allocation schedule setting forth each holder of Tango Stock and each holder of Tango Options, such stockholder’s or optionholder’s respective percentage of the Merger Consideration and corresponding number of shares of BCTG Common Stock (or options to purchase BCTG Common Stock) to be issued at Closing to each such stockholder or optionholder.

BCTG Post-Closing Board of Directors and Executive Officers

Immediately following the Closing, BCTG’s board of directors will consist of seven directors, consisting of Barbara Weber, Reid Huber, Alexis Borisy, Malte Peters, Aaron Davis, Mace Rothenberg and Lesley Calhoun. At the closing, all of the executive officers of BCTG shall resign and the individuals serving as executive officers of BCTG immediately after the closing will be the same individuals (in the same offices) as those of Tango immediately prior to the closing.

Conditions to the Closing of the Merger

In accordance with the terms of the Merger Agreement, each party’s obligation to complete the Merger is subject to the satisfaction (or waiver, if permissible under applicable law) by each of the parties, at or prior to the closing of the Merger, of various conditions, which include, in addition to other customary closing conditions, the following:

Mutual Conditions

•        there shall not be any order or law in effect that restrains, enjoins, prevents, prohibits or make illegal the consummation of the Merger;

•        the Merger and the Proposals shall have been approved by the required number of BCTG stockholders in accordance with BCTG’s organizational documents and the DGCL;

•        BCTG’s initial listing application in connection with the Business Combination shall have been approved by Nasdaq so that immediately following the Merger, BCTG satisfies any applicable initial and continuing listing requirements of Nasdaq;

•        BCTG shall have net tangible assets of at least $5,000,001 upon consummation of the Merger;

•        all consents, approvals and actions of, filings with and notices to any governmental authority required to consummate the Business Combination shall have been made or obtained;

•        The Offer (as defined in the Merger Agreement) shall have been completed in accordance with the terms hereof and this proxy statement/prospectus; and

•        all required filings under the HSR Act shall have been completed and any applicable waiting period, any extensions thereof, and any commitments by the parties not to close before a certain date under a timing agreement entered into with a governmental authority shall have expired or otherwise been terminated.

Additional Conditions to BCTG and Merger Sub’s Obligation to Close

The obligation of BCTG and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following additional conditions:

•        certain fundamental representations and warranties of Tango that are qualified by materiality or material adverse effect standards shall be true and correct in all respects as of the date of the Merger Agreement and shall be true and correct on the Closing Date, except for the fundamental representations made as of an earlier date or time, which need be true and correct only as of such earlier date or time;

•        certain representations of Tango, other than the fundamental representations, shall be true and correct as of the date of the Merger Agreement and shall be true and correct on the Closing Date except (i) for representations and warranties that speak as of a specific date or time (which need be true and correct only as of such date or time) and (ii) for breaches of such representations and warranties that, in the aggregate, would not have a material adverse effect;

•        Tango shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

•        since the date of the Merger Agreement, there shall not be any event that is continuing that would individually, or in the aggregate, reasonably be expected to have a material adverse effect on Tango;

•        BCTG and Merger Sub shall have received a certificate attesting to the satisfaction of the foregoing conditions;

•        Tango shall have delivered a counterpart of each of the transaction documents to which it is a party to BCTG;

•        certain stockholders of Tango shall have executed and delivered to BCTG the lock-up agreement in the form attached to the Merger Agreement as Exhibit D;

•        BCTG shall have received copies of third party consents required under the Merger Agreement in form and substance reasonably satisfactory to BCTG, and no such consents have been revoked and the PIPE Financing and such listing shall have been approved by Nasdaq subject to official notice of issuance;

•        BCTG shall have received a certificate, signed by an officer of Tango, certifying that true, complete and correct copies of the resolutions of the directors of Tango authorizing the execution and delivery of the Merger Agreement and the other transaction documents to which it is a party and performance by Tango of the transactions underlying the Business Combination, including the Merger, having been duly and validly adopted and being in full force and effect as of the Closing Date, are attached to such certificate; and

•        Tango shall have delivered to BCTG a certificate of good standing with respect to BCTG from State of Delaware

Additional Conditions to Tango’s Obligation to Close

The obligation of Tango to complete the Merger is further subject to the satisfaction or waiver of the following additional conditions:

•        the representations and warranties of BCTG and Merger Sub set forth in the Merger Agreement shall be true and correct in all material respects, on and as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent of changes or developments contemplated by the terms of this Agreement and (ii) for such representations and warranties that speak as of a specific date or time (which need be true and correct only as of such date or time);

•        BCTG and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date;

•        Since the date of the Merger Agreement, here shall not be any event that is continuing that would individually, or in the aggregate, reasonably be expected to have a material adverse effect on BCTG;

•        BCTG shall have executed and delivered to Tango a copy of each transaction document to which it is a party;

•        BCTG shall have delivered to Tango a certificate, signed by an officer of BCTG, certifying true, complete and correct copies of (i) the resolutions duly adopted by the required number of BCTG stockholders required to consummate the Business Combination and by the sole stockholder of the Merger Sub approving the Merger and the consummation of the transactions contemplated by the Merger Agreement and the other transaction documents; (ii) certified copies of the resolutions duly adopted by BCTG’s board of directors and Merger Sub’s board of directors authorizing the execution, delivery and performance of the Merger Agreement and the other transaction documents to which each is a party and performance by BCTG and the Merger Sub of the transactions underlying the Business Combination, including the Merger, each having been duly and validly adopted and being in full force and effect as of the Closing Date; and (iii) written resignations, in forms satisfactory to Tango, dated as of the Closing Date and effective as of the Closing, executed by (X) all officers of BCTG and (Y) all persons serving as directors of BCTG immediately prior to the Closing;

•        BCTG shall have delivered to Tango a certificate, signed by an officer of BCTG certifying that true, complete and correct copies of the organizational documents of BCTG and Merger Sub, as in effect on the Closing Date, are attached to such certificate;

•        BCTG shall have delivered to Tango certificates of good standing with respect to BCTG and Merger Sub from their respective applicable jurisdictions of incorporation;

•        BCTG and any person that is currently an affiliate of Tango that will be deemed an affiliate of BCTG after Closing shall have entered into an amended and restated registration rights agreement in substantially the form attached to the Merger Agreement as Exhibit G;

•        a supplemental listing shall have been filed with Nasdaq as of the Closing Date to list the shares constituting the Merger Consideration and such listing shall have been approved by Nasdaq, subject to official notice of issuance;

•        except for shares of BCTG Common Stock (i) issued pursuant to the PIPE Financing, and (ii) to be issued pursuant to the Merger Agreement, from the date of the Merger Agreement through the Closing, no shares of BCTG Common Stock shall have been issued to any person or entity in an amount or on terms other than those approved with the prior written consent of Tango;

•        Tango shall have received the resignation letters of each of the directors and officers of BCTG;

•        BCTG’s board of directors shall have adopted and approved the BCTG’s Amended and Restated Bylaws, a form of which is attached as Exhibit F to the Merger Agreement;

•        The Closing Parent Cash (as defined in the Merger Agreement) shall be no less than $300,000,000; and

•        BCTG shall have taken all action necessary, including causing the executive officers of BCTG to resign, so that the individuals serving as executive officers of BCTG immediately after the Closing will be the same individuals (in the same offices) as those of Tango immediately prior to the Closing.

If the Closing Parent Cash is less than $300,000,000 (such deficit, the “Shortfall”), then, pursuant to that certain Side Letter, dated as of April 13, 2021, by and among the Sponsor, BCTG and Tango, the Sponsor shall have the option of either (i) increasing its cash investment amount in BCTG by purchasing additional shares of BCTG common stock in the PIPE Financing up to the amount of the Shortfall, or (ii) securing investments in BCTG common stock from (a) stockholders of BCTG or their affiliates, (b) Boxer Capital, LLC, (c) investors in the PIPE Financing or (d) such other parties mutually acceptable to BCTG and Tango. A copy of the Side Letter is attached to this proxy statement/prospectus as Annex F.

Representations and Warranties

In the Merger Agreement, Tango makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things:

•        its corporate organization, qualification to do business in each jurisdiction in which its properties are owned or leased by it or the operation of its business as currently conducted, good standing and corporate power required to own and operate its properties and assets and to carry out the business as presently conducted and as proposed to be conducted;

•        its having requisite corporate authority to enter into the Merger Agreement and to complete the Business Combination;

•        the required consents and approvals that Tango must obtain for the Merger Agreement and to consummate the Business Combination;

•        the absence of conflicts with its organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

•        its capital structure, including with respect to (i) the duly authorized and validly issued and outstanding shares of capital stock of Tango; (ii) common stock reserved for issuance under its outstanding unexercised options and equity incentive plans; and (iii) additional matters with respect to its options;

•        that Tango and its subsidiary are not involved in any bankruptcy proceeding;

•        the accuracy of its corporate records, including the approvals of its board of directors, including all committees thereof, stockholders, and all consents to actions taken thereby;

•        Tango’s financial statements for the periods ended December 31, 2019 and December 31, 2020 fairly present, in all material respects, the financial position of Tango as of the dates thereof and the results of operations of Tango for the periods reflected therein, and have been prepared in conformity with U.S. GAAP applied on a consistent basis;

•        absence of certain liabilities

•        absence of certain developments as of the date thereof;

•        it is in compliance with all applicable laws, including, without limitation, those relating to foreign corrupt practices, sanctions, money laundering and environmental matters;

•        Tango has good and marketable title to the tangible assets and properties it owns or leases;

•        various matters related to taxes, including that Tango has filed (taking into account all applicable extensions) when due all income and other material tax returns required by applicable law to be filed with respect to Tango and its subsidiary, and all material taxes (whether or not shown on any tax returns) of the company and its subsidiaries have been paid, other than taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP, and all such tax returns were true, complete and correct in all material respects as of the time of such filing, there is no proceeding, audit or claim now pending against, or with respect to, Tango or its subsidiary in respect of any tax or assessment, nor is any proceeding for additional tax or assessment asserted in writing by any governmental authority that has not been resolved or settled in full, no written claim has been made by any governmental authority in a jurisdiction where Tango or its subsidiary has not filed a tax return that it is or may be subject to tax by such jurisdiction, nor is any such assertion, to the knowledge of Tango, threatened; neither Tango nor its subsidiary is a party to any contract (other than any such agreement solely between Tango and its existing subsidiary and any contracts entered into in the ordinary course not relating primarily to taxes) providing for the payment of taxes, payment for tax losses, entitlements to refunds or similar tax matters; except as disclosed to BCTG, Tango and its subsidiary have withheld and paid all taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party, there is no outstanding request for any extension of time within which to pay any taxes or file any tax returns (other than extensions requested in ordinary course), and there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any taxes of Tango or its subsidiary that will remain outstanding as of the Closing; neither Tango nor its subsidiary has distributed the stock of another person, or had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code; there are no liens for taxes upon any assets of the Tango nor its subsidiary other than as permitted by the Merger Agreement; neither Tango nor its subsidiary has been a party to or bound by any closing agreement, private letter rulings, technical advice memoranda, offer in compromise, or any other agreement with any Governmental Authority in respect of which Tango could have any material tax liability after the Closing.; neither Tango nor its subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income tax return (other than a group the common parent of which was Tango) or other comparable group for state, local or foreign tax purposes and (ii) has liability for the taxes of any person (other than Tango or its subsidiary) under treasury regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract (other than contracts entered into in the ordinary course and not relating primarily to taxes), neither Tango nor its subsidiary has participated in a “listed transaction” required to be disclosed pursuant to Treasury Regulations Section 1.6011-4(b), neither Tango nor its subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of any: (i) use of an improper or change in method of accounting for a tax period ending prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any predecessor provision or any similar provision of state, local or foreign law); or (v) prepaid amount received or deferred revenue accrued on or prior to the Closing outside the ordinary course; neither Tango nor its subsidiary is required to include in income any amounts determined pursuant to Section 965 of the Code, or to make any deferred payments with respect thereto including pursuant to Section 965(h) of the Code; neither the Tango nor its subsidiary has claimed any tax credit or deferral pursuant to a COVID-19 law;

•        certain matters relating to Tango’s intellectual property including ownership or appropriate licenses to use intellectual property used in its business, including with respect to the absence of rights of third parties to any of its intellectual property rights, and any infringement by a third party of Tango’s intellectual property rights;

•        certain matters relating to Tango’s compliance with standard setting organizations;

•        its maintenance of proper insurance policies;

•        its maintenance of bank accounts;

•        matters relating to its largest vendors;

•        matters related to labor matters and its employees as well as its compliance with applicable laws related to employment matters, proper tax withholding and employee benefit plans, including with respect to ERISA and tax matters relating thereto;

•        absence of related party transactions other than those that Tango has disclosed;

•        that each of its material contracts (i) is a valid and binding agreement, (ii) in full force and effect and (iii) enforceable by the parties thereto, and there are no known breaches of such materials contracts;

•        compliance with certain privacy laws;

•        Tango’s compliance in all material respects with rules and regulations of the FDA, other regulatory matters and all applicable healthcare laws;

•        except as disclosed by Tango, no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Tango and its affiliates will be entitled to any fee or commissions from Tango upon consummation of the Business Combination; and

•        other customary representations and warranties.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect”. Material Adverse Effect with respect to Tango means a material adverse change or a material adverse effect upon the assets, liabilities, financial condition, net worth, management, earnings, cash flows, business, operations or properties of Tango and its business, subject to customary exceptions.

In the Merger Agreement, BCTG makes certain representations and warranties relating to, among other things:

•        its proper corporate organization and similar corporate matters;

•        authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents;

•        the absence of conflicts with its organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

•        except as disclosed by BCTG, no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of BCTG and its affiliates will be entitled to any fee or commissions from BCTG upon consummation of the Business Combination;

•        its capital structure, including with respect to the duly authorized and validly issued and outstanding shares of capital stock of BCTG and Merger Sub; (ii) absence of any other shares of capital stock or other voting securities of BCTG that are issued, reserved for issuance or outstanding; and (iii) except as disclosed by BCTG’s organizational documents, there are no outstanding contractual obligations of BCTG to repurchase, redeem or otherwise acquire any shares of BCTG Common Stock or any capital equity of BCTG;

•        validity of its share issuance;

•        minimum trust fund amount at Closing, including the validity of the trust agreement;

•        various matters related to taxes, including that (i) BCTG has filed (taking into account all applicable extensions) when due all income or other material tax returns required by applicable Law to be filed by BCTG, all material taxes (whether or not shown on any tax returns) due and owing by BCTG have been paid, other than taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP, and all such tax returns were complete and correct in all material respects as of the time of such filing, there is no material proceeding, audit or claim now in progress against BCTG in respect of any tax, nor has any proceeding for additional tax been asserted in writing by any governmental authority that has not been resolved or settled in full, no written claim has been made by any governmental authority in a jurisdiction where BCTG has not filed a tax return that it is or may be subject to tax by such jurisdiction, nor is any such assertion, to the knowledge of the parent, threatened.

•        parent is not a party to any tax sharing agreement, tax indemnification agreement, tax allocation agreement or similar agreement (other than contracts entered into in the ordinary course and not relating primarily to taxes), BCTG has withheld and paid all material taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party, there is no outstanding request for any extension of time within which to pay any material taxes or file any material tax returns (other than extensions requested in the ordinary course), and there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material taxes of parent that will remain outstanding as of the Closing, BCTG t has not distributed the stock of another person, or had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code, there are no Liens for taxes upon any assets of BCTG other than permitted liens, BCTG has not been a party to or bound by any closing agreement, private letter rulings, technical advice memoranda, offer in compromise, or any similar agreement with any governmental authority in respect of which BCTG could have any material tax liability after the Closing, BCTG does not have any request for a ruling in respect of taxes pending between BCTG and any governmental authority, BCTG (i) has not been a member of an affiliated group filing a consolidated U.S. federal income tax return or other comparable group for state, local or foreign tax purposes and (ii) has no liability for the taxes of any person (other than BCTG) under treasury regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract (other than contracts entered into in the ordinary course and not relating primarily to taxes), or otherwise by law, BCTG has not participated in a “listed transaction” required to be disclosed pursuant to treasury regulations Section 1.6011-4(b), BCTG will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any tax period (or portion thereof) ending after the Closing as a result of any: (i) use of an improper or change in method of accounting for a tax period ending prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any predecessor provision or any similar provision of state, local or foreign law); or (v) prepaid amount received or deferred revenue accrued on or prior to the Closing, BCTG is not required to include in income any amounts determined pursuant to Section 965 of the Code, or to make any deferred payments with respect to Section 965(h) of the Code, BCTG has not claimed any tax credit or deferral pursuant to a COVID-19 law, and BCTG is not aware of the existence of any fact, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying for the intended tax treatment;

•        certain matters relating to BCTG’s employees;

•        Nasdaq listing of BCTG Common Stock, with trading ticker “BCTG”;

•        that BCTG is a publicly held company subject to reporting obligations pursuant to the Exchange Act;

•        SEC filing requirements, including that BCTG has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by BCTG with the SEC since BCTG’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will use commercially reasonable efforts to file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of the Merger Agreement;

•        that it has not conducted any business activities other than activities directed toward completing a business combination;

•        except as disclosed to the SEC, BCTG is not party to any contract;

•        that BCTG has delivered and executed certain documents required for the PIPE transaction and certain matters related thereto;

•        there is no pending litigation against BCTG o rMerger Sub or action with any governmental authority that would challenge the Merger Agreement or the Business Combination;

•        that BCTG conducted its own independent review and analysis of the business, operations, enrollment, assets, liabilities, results of operations, financial condition and prospects of Tango;

•        that none of the information supplied or to be supplied by BCTG expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to BCTG’s stockholders with respect to the solicitation of proxies to approve the Merger Agreement and Business Combination will, at the date of filing and/or mailing contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by BCTG or that is included in SEC douments);

•        that BCTG is not and will not be an “investment company,” a company controlled by an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended;

•        certain matters relating to existing lock up agreements and other letter agreements between BCTG and any of the BCTG stockholders;

•        that BCTG’s Board has approved the Merger Agreement and other matters relating to the Business Combination;

•        certain matters relating to the vote required by BCTG’s stockholders necessary to obtain approval of the Merger Agreement and Business Combination; and

•        other customary representations and warranties.

This summary and the copy of the Merger Agreement attached to this proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by BCTG and Tango, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of BCTG, Tango or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement. To the extent that prior to the effective date of this proxy statement/prospectus, material information that contradicts the representations, warranties, and covenants in the Merger Agreement has come to our attention, we have provided corrective disclosure in this proxy statement/prospectus. Furthermore, if subsequent to the effective date of this proxy statement/prospectus, material information concerning the subject matter of the representations, warranties, and covenants in the Merger Agreement comes to our attention and such information has not been previously disclosed in our public filings, our public filings will be updated to include any material information necessary to provide our stockholders with a materially complete understanding of the disclosures in the Merger Agreement.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of some of the conditions to the obligations of BCTG, Merger Sub and Tango to complete the Merger.

Material Adverse Effect

Under the Merger Agreement, (i) certain representations and warranties of Tango are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred, and (ii) certain representations and warranties of BCTG are qualified in whole or in part by a material adverse effect on the ability of BCTG to enter into and perform its obligations under the Merger Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.

With respect to and its subsidiaries, a material adverse effect under the Merger Agreement means any change, development, circumstance, effect, event or fact that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the financial condition, business, liabilities or results of operations of Tango and its subsidiaries, taken as a whole. However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”, unless, such change, development, circumstance, effect, event or fact has a disproportionate effect on Tango and its subsidiaries, taken as a whole, compared to other persons or entities in the industry or geographic regions in which Tango or its subsidiaries conducts business, but only to the extent of such disproportionate effect:

•        conditions affecting the economy, financial, credit, debt, capital, or securities markets generally (including with respect to or as a result of COVID-19);

•        global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions

•        changes or proposed changes in GAAP;

•        changes or proposed changes in any Law or other binding directives issued by any Governmental Authority;

•        general conditions in the industry in which Tango and its subsidiaries operate (including with respect to or as a result of COVID-19);

•        actions or omissions taken by BCTG or its affiliates;

•        actions or omissions taken by Tango or any of its Subsidiaries that is required by the Merger Agreement or any transaction document or taken with the prior written consent of BCTG;

•        the public announcement of the transactions underlying the Business Combination or the identity of BCTG or Tango in connection with the Business Combination;

•        any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position;

•        pandemics, earthquakes, hurricanes, tornados or other natural disasters; or

•        the failure by Tango to take any action that is prohibited by the Merger Agreement unless BCTG has consented in writing to the taking thereof.

Covenants and Agreements

Tango has made covenants relating to, among other things, conduct of business, access to information, employment matters, preparation and delivery of certain audited and unaudited financial statements, lock-up agreements, notice of changes and affiliate agreements.

BCTG has made covenants relating to, among other things, BCTG’s conduct of business, Nasdaq listing, trust account, insider letter agreement, public filings and SEC reporting obligations, notice of changes and adoption of the BCTG Equity Incentive Plan.

Conduct of Business by Tango

Tango has agreed that, except as contemplated by the Merger Agreement, as set forth on the disclosure schedules to the Merger Agreement, or as required by applicable law, during the period from the date of the Merger Agreement until the earlier of the Effective Time or valid termination of the Merger Agreement, without the prior written consent of BCTG (which consent shall not be unreasonably withheld, conditioned or delayed and may be given as set forth below), Tango and each of its subsidiaries (a) shall use commercially reasonable efforts to (i) conduct its business in the ordinary course, and (ii) preserve its goodwill, keep available the services of its officers and employees, and maintain satisfactory relationships with customers and vendors and (b) shall not:

•        amend its organizational documents;

•        adopt a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization, or otherwise merge or consolidate with or into any other person;

•        (A) issue, sell, pledge, amend, grant, create a Lien (as defined in the Merger Agreement) upon, or authorize the issuance, sale, pledge, amendment, grant or creation of a Lien upon, any equity interests of Tango or any of its subsidiaries, or Tango Options, convertible securities, or other commitments or instruments pursuant to which Tango or any of its subsidiaries may become obligated to issue or sell any of its shares of capital stock or other securities, or the holders may have the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Tango or its subsidiaries may vote, subject to certain exceptions; (B) split, combine, subdivide or reclassify any of its shares of capital stock, (C) declare, set aside or pay any dividend or other distribution with respect to shares of its capital stock other than dividends from a subsidiary of Tango, or (D) redeem, purchase or otherwise acquire any of its shares of capital stock, subject to certain exceptions;

•        (A) make, cancel or compromise any loans, advances, guarantees or capital contributions to any person, subject to certain exceptions; or (B) incur, assume, accelerate or guarantee any Indebtedness (defined in the Merger Agreement), subject to certain exceptions;

•        make or commit to make any capital expenditures except (A) as contemplated by Tango’s current budget, (B) in the ordinary course, or (C) such expenditures as do not exceed $500,000 in the aggregate;

•        acquire, transfer, mortgage, assign, sell, lease, create a lien upon (other than liens expressly permitted under the Merger Agreement or otherwise dispose of or pledge, any asset of Tango or any of its subsidiaries other than (A) in the ordinary course. (B) any such tangible assets at the end of their useful lives, (C) out of redundancy, (D) pursuant to contracts Tango is party to in effect as of the date hereof, or (E) in the aggregate up to $500,000;

•        commence any Proceeding (as defined in the Merger Agreement) or release, assign, compromise, settle, waive or abandon any pending or threatened Proceeding, other than any such Proceeding that would not reasonably be expected to result in damages or otherwise have a value, individually in excess of $500,000;

•        subject to certain exceptions, (1) grant or announce any increase in salaries, bonuses, severance, termination, retention or change-in-control pay, or other compensation and benefits payable or to become payable by Tango or any of its subsidiaries to any current or former employee, or (2) adopt, establish or enter into any plan, policy or arrangement that would constitute a Benefit Arrangement (as defined in the Merger Agreement) if it were in existence on the date hereof, other than in the case of the renewal of group health or welfare plans;

•        enter into, amend, terminate or extend any collective bargaining agreement or any other agreement with, a labor or trade union, employee association or works council;

•        change its fiscal year or any material method of accounting or material accounting practice, except for any such change required by GAAP;

•        terminate (other than expiration in accordance with its terms) or amend any material term of any Material Contract (as defined in the Merger Agreement) in a manner that would adversely affect Tango following the Closing;

•        assign, transfer, abandon, modify, waive, terminate, fail to renew, let lapse or otherwise fail to maintain or otherwise change any material permit, except in the ordinary course;

•        make (inconsistent with past practices), revoke or change any tax election, adopt or change any tax accounting method or period, file an amended tax return, enter into any closing agreement or settlement, settle any tax claim or assessment, in each case unless such action would not have the effect of materially increasing the tax liability of BCTG, Tango or their affiliates for any taxable period (or portion thereof) beginning after the Closing Date or such action is required as a result of a final determination by a governmental authority or as otherwise required by applicable law;

•        grant, modify, abandon, dispose of or terminate any rights relating to any intellectual property of Tango or its subsidiaries, other than in the ordinary course, or otherwise permit any of its rights relating to any intellectual property to lapse (other than in the ordinary course, as required under any IP Contract (as defined in the Merger Agreement) made available to BCTG prior to the execution of the Merger Agreement, or registrations for trademarks that are no longer in use by, are not planned to be used in the future by, and are no longer being maintained by Tango and its subsidiaries);

•        take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment (as defined in the Merger Agreement); or

•        agree or commit to do, or resolve, authorize or approve any action to do, any of the foregoing, or take any action or omission that would result in any of the foregoing.

Conduct of Business by BCTG

BCTG has agreed that, between the date hereof and the Closing, and except as contemplated by the Merger Agreement or with the prior written approval of Tango (which consent shall not be unreasonably withheld, conditioned or delayed and may be given as set forth below), BCTG shall, and shall cause Merger Sub (a) to use commercially reasonable efforts to (i) conduct their respective businesses in the ordinary course and (ii) keep available the services of their respective officers, and (b) to not take any of the following actions:

•        make any amendment or modification to any of BCTG’s organizational documents or Merger Sub’s organizational documents, other than in connection with an amendment to extend the date by which the Merger may be consummated;

•        take any action in violation or contravention of any of BCTG’s organizational documents, Merger Sub’s organizational documents, applicable law or any applicable rules and regulations of the SEC or Nasdaq;

•        terminate or amend any material provision of any contract to which BCTG is party to;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such equity securities or other security interests, other than in connection with the PIPE Financing;

•        make any redemption or purchase of its equity interests, except pursuant to the Offer (as defined in the Merger Agreement);

•        amend, modify, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, the Trust Agreement (as defined in the Merger Agreement) or any other contract related to the Trust Account;

•        make or allow to be made any reduction or increase in the Trust Amount (as defined in the Merger Agreement), other than as expressly permitted by BCTG’s Organizational Documents and the Trust Agreement;

•        amend, modify, waive any provision of, terminate, or otherwise compromise in any way, any Subscription Agreement;

•        incur any loan or indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of BCTG or Merger Sub or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person or entity for indebtedness;

•        merge or consolidate with or acquire any other person. entity or business or be acquired by any other person or entity or enter into any joint venture, partnership, joint marketing or joint development with another person or entity;

•        take any action or enter into any transaction, the effect of which might reasonably be expected to impair, delay, or prevent any required approvals, including expiration of the waiting period of the HSR Act, under antitrust or competition law;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•        adopt any Benefit Arrangements not in existence as of the date hereof (excluding any renewal or replacement of any Benefit Arrangements in existence as of the date hereof in the ordinary course), other than the Equity Incentive Plan;

•        declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, except for redemptions from the Trust Account that are required pursuant to BCTG’s organizational documents;

•        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, except for redemptions from the Trust Account that are required pursuant to BCTG’s organizational documents;

•        change its fiscal year or any material method of accounting or material accounting practice, except for any such change required by GAAP;

•        make (inconsistent with past practice), revoke or change any material tax election, adopt or change any material tax accounting method or period, file an amended material tax Return, enter into any material closing agreement, settlement or settle any material tax claim or assessment;

•        take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment (as defined in the Merger Agreement; or

•        agree or commit to do, or resolve, authorize or approve any action to do, any of the foregoing, or take any action or omission that would result in any of the foregoing.

Covenants of Tango

Pursuant to the Merger Agreement, Tango has agreed, among other things, to:

•        from and after the date of the Merger Agreement until the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, upon reasonable advance written notice, provide to BCTG and its authorized representatives reasonable access (which access will be under the supervision of the Company’s personnel) to the personnel, books, records, properties, financial statements, internal and external audit reports, regulatory reports, Contracts, Permits, commitments and any other reasonably requested documents and other information of Tango and its subsidiaries during normal business hours (in a manner so as to not interfere with the normal business operations of the Company or any of its Subsidiaries) and use commercially reasonable efforts to cause the employees, legal counsel, accountants and representatives of the Company to reasonably cooperate with the BCTG in its investigation of the Company;

•        within five Business Days following the execution of the Merger Agreement, provide BCTG with Tango’s audited financial statements for the twelve month periods ended, December 31, 2020 and 2019 consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve month period ended on such date, and the audited consolidated cash flow statements for the twelve month period ended on such date;

•        cause certain stockholders of Tango to enter into an agreement with BCTG to be effective as of the Closing, pursuant to which the Merger Consideration shall be subject to a lock-up for a period of 180 days from the Closing Date in substantially the form attached as Exhibit D to the Merger Agreement; and

•        give prompt written notice to BCTG of (a) any representation or warranty made by Tango contained in the Merger Agreement becoming untrue or inaccurate such that the condition set forth in Section 8.2(a) of the Merger Agreement would not be satisfied, (b) any breach of any covenant or agreement of Tango contained in the Merger Agreement such that the condition set forth in Section 8.2(b) of the Merger Agreement would not be satisfied (c) any event, circumstance or development that would reasonably be expected to have a Material Adverse Effect on Tango and (d) any proceeding initiated by or against Tango or its subsidiaries or any of their predecessors or against any officer or director of Tango or any of its subsidiaries in their capacity as such in an amount in controversy equal to or greater than $500,000 as set out in the filings related to such proceeding; provided, however, that in each case (i) no such notification shall affect the representations, warranties, covenants, agreements or conditions to the obligations of the parties under the Merger Agreement and (ii) no such notification shall be deemed to amend or supplement the disclosure schedules or to cure any breach of any covenant or agreement or inaccuracy of any representation or warranty.

Covenants of BCTG

Pursuant to the Merger Agreement, BCTG has agreed, among other things, to:

•        use its commercially reasonable efforts: (i) to maintain its existing listing on The Nasdaq Capital Market until the Closing Date and to obtain approval of the listing of the combined company on The Nasdaq Capital Market; (ii) without derogating from the generality of the requirements of clause “(i)” and to the extent required by the rules and regulations of Nasdaq, to (x) prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in the Merger and (y) to cause such shares to be approved for listing (subject to notice of issuance) on The Nasdaq Capital

Market; and (iii) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time;

•        prior to the Closing, disburse monies from the Trust Account only (x) to pay income and other tax obligations from any interest income earned in the Trust Account or (y) to redeem BCTG Common Stock in accordance with the provisions of BCTG’s organizational documents;

•        ensure that the Insider Letter Agreement (as defined in the Merger Agreement) shall not be amended, modified, terminated, waived or supplemented and shall remain in full force and effect, and that the directors, officers and founders of BCTG shall vote in favor of the Merger Agreement and the Merger and the Proposals in accordance with the terms thereof;

•        from the date of the Merger Agreement through the Closing, to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws;

•        prior to the Closing, the board of directors of BCTG, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Merger Consideration pursuant to the Merger Agreement and the other agreements contemplated hereby, by any person owning securities of Tango who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of BCTG following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•        give prompt written notice to Tango of (a) any representation or warranty made by BCTG or Merger Sub contained in the Merger Agreement becoming untrue or inaccurate such that the condition set forth in Section 8.3(a) of the Merger Agreement would not be satisfied, (b) any breach of any covenant or agreement of BCTG or Merger Sub contained in the Merger Agreement such that the condition set forth in Section 8.3(b) of the Merger Agreement would not be satisfied, (c) any event, circumstance or development that would reasonably be expected to have a material adverse effect on BCTG; and (d) any proceeding initiated by or against BCTG or its subsidiaries or any of their predecessors or against any officer or director of BCTG or any of its subsidiaries in their capacity; provided, however, that in each case (i) no such notification shall affect the representations, warranties, covenants, agreements or conditions to the obligations of the parties under the Merger Agreement and (ii) no such notification shall be deemed to cure any breach of any covenant or agreement or inaccuracy of any representation or warranty;

•        prior to the Closing Date approve and adopt an Equity Incentive Plan in substantially the form attached to the Merger Agreement as Exhibit H and an employee stock purchase plan in substantially in the form attached to the Merger Agreement as Exhibit I with share reserves and shares issuable to be included in the respective plans (as applicable) as are mutually agreed to by the parties prior to the Closing, subject to any applicable SEC disclosure requirements in connection therewith;

•        not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, in each case, other than as a result of any assignment or transfer contemplated therein or permitted thereby;

•        in the event that any litigation related to the Merger Agreement, or the transactions contemplated hereby or thereby is brought, or threatened in writing, against BCTG or its board of directors by any of BCTG’s stockholders prior to the Closing, promptly notify Tango of any such litigation and keep Tango reasonably informed with respect to the status thereof and BCTG shall provide Tango the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to Tango’s advice with respect to such litigation and shall not settle any such litigation without prior written consent of Tango, such consent not to be unreasonably withheld, conditioned or delayed; and

•        from and after the Closing Date through the sixth anniversary of the Closing Date, cause (i) the BCTG’s organizational documents to contain provisions no less favorable to the current or former directors, managers, officers or employees of Tango or BCTG (collectively, “D&O Indemnitees”) with respect to limitation of certain liabilities, advancement of expenses and indemnification than are set forth as of the date of the Merger Agreement in the organizational documents of Tango and BCTG, as applicable, which provisions in each case, except as required by law, shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the D&O Indemnitees with respect to any acts or omissions occurring at or prior to the Closing.

Joint Covenants of BCTG and Tango

In addition, each of Tango and BCTG has agreed, among other things, to take certain actions set forth below:

•        use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger;

•        use reasonable best efforts to obtain consents of any governmental authority necessary to consummate the Transactions, including to make all filings contemplated under the HSR Act as promptly as practicable and, in any event, shall each file the Notification and Report Form under the HSR Act, if required, no more than ten (10) Business Days after the as of the date of the Merger Agreement;

•        request at the time of filing early termination of the applicable waiting period under the HSR Act;

•        to use reasonable best efforts to (1) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of oral communications, advise the other of) any communications from or with any governmental authority with respect to the Merger Agreement or the transactions contemplated hereby;

•        permit the other to review and discuss in advance, and consider in good faith the view of the other in connection with, any proposed written or oral communication with any governmental authority;

•        not participate in any substantive meeting or have any substantive communication with any governmental authority unless it has given the other party a reasonable opportunity to consult with it in advance and, to the extent permitted by such governmental authority, gives the other the opportunity to attend and participate therein;

•        furnish the other party’s outside legal counsel with copies of all filings and communications between it and any such governmental authority with respect to the Merger Agreement and the transactions contemplated hereby;

•        furnish the other party’s outside legal counsel with such necessary information and reasonable assistance as the other party’s outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such governmental authority;

•        in the event any proceeding by any governmental authority or other person or entity is commenced which questions the validity or legality of the Merger or seeks damages in connection therewith, BCTG, Merger Sub and Tango agree to cooperate and use their reasonable best efforts to defend against such proceeding and, if an injunction or other order is issued in any such proceeding, to use reasonable best efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the Merger; and

•        cause each of their respective affiliates to, not take any action that would reasonably be expected to prevent or impede the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Non-Solicitation Restrictions; Duty to Recommend

Each of BCTG and Tango has agreed that from the date of the Merger Agreement to the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, it will not initiate any negotiations with any party, or provide non-public information or data concerning it or its subsidiaries to any party relating to an Alternative Proposal or Alternative Transaction (as such terms are defined in the Merger Agreement) or enter into any agreement relating to such a proposal. Each of BCTG and Tango has also agreed to use its commercially reasonable efforts to prevent any of its representatives from doing the same.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

•        by the mutual written consent of Tango and BCTG duly authorized by each of their respective boards of directors;

•        by either Tango or BCTG if the other party has breached any of its covenants or representations and warranties such that closing conditions would not be satisfied at the Closing (subject to a 30-day cure period);

•        by either Tango or BCTG if the transactions are not consummated on or before September 30, 2021, provided that the failure to consummate the transaction by that date is not due to a material breach by the party seeking to terminate and which such breach is the cause for the conditions to close not being satisfied;

•        by either Tango or BCTG if a governmental entity shall have issued a law or final, non-appealable governmental order, rule or regulation permanently enjoining or prohibiting the consummation of the Merger, provided that, the party seeking to terminate cannot have breached its obligations under the Merger Agreement and such breach has caused the governmental action;

•        by either Tango or BCTG if any of the Proposals (other than the Proposals described in Section 7.4(e)(v)-(vii)) of the Merger Agreement shall fail to receive the required vote of BCTG stockholders necessary under BCTG’s organizational documents and the DGCL for approval;

•        by Tango if there has been any withdrawal, amendment, qualification or modification of its recommendation to the BCTG stockholders of BCTG’s recommendation to the BCTG stockholders that the BCTG’s stockholders vote in favor of adopting and approving all Proposals; or

•        by BCTG if the required approval of the Tango stockholders pursuant to the Merger Agreement shall not have been obtained within five (5) Business Days of the delivery to the Tango stockholders of the prospectus that is part of this Form S-4, subject to certain exceptions as described in the Merger Agreement.

Effect of Termination

In the event of the termination of the Merger Agreement, there shall be no liability on the part of BCTG, Merger Sub or Tango or their respective directors, officers and affiliates; provided, however, that nothing in the Merger Agreement will relieve any party from liability for any fraud, intentional misrepresentation or willful breach. For avoidance of doubt, the termination of this Agreement shall not affect the obligations of BCTG or its affiliates under that that certain Non-Disclosure and Confidentiality Agreement dated as of January 8, 2021 by and between BCTG and Tango.

Fees and Expenses

Each of BCTG, Merger Sub and Tango shall be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including all fees of their respective legal counsel, financial advisers and accountants. However, if the Closing shall occur, BCTG shall pay or cause to be paid, the (a)(i) the fees and disbursements of outside counsel to Tango incurred in connection with the transactions underlying the Business Combination and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors, accountants and other service providers engaged by Tango in connection with the transactions underlying the Business Combination and the (b) fees, expenses and disbursements incurred by or on behalf of Merger Sub or BCTG for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of BCTG or Merger Sub in connection with the transactions underlying the Business Combination. Notwithstanding the foregoing, fees for the HSR Filing shall be paid one-half by Tango and one-half by BCTG. Any payments to be made (or to cause to be made) by BCTG pursuant to the Merger Agreement shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.

Amendments

The Merger Agreement may only be amended, modified or supplemented by a duly authorized written agreement signed by each of BCTG, Merger Sub and Tango.

Governing Law; Consent to Jurisdiction

The Merger Agreement, and all claims or causes of action based upon, arising out of, or related to the Merger Agreement and/or the transactions underlying the Business Combination, will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws. The parties to the Merger Agreement have irrevocably submitted to the exclusive jurisdiction of federal and state courts in the State of Delaware.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Merger Agreement, which is filed as Annex A hereto, and which is incorporated by reference in this report. Terms used herein as defined terms and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with GAAP. Under this method of accounting BCTG will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, the stockholders of Tango Therapeutics are expected to have a majority of the voting power of New Tango, Tango will comprise all of the ongoing operations of New Tango, the designees of Tango will comprise a majority of the board of directors of New Tango, and Tango’s current senior management will comprise all of the senior management of New Tango. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Tango issuing shares for the net assets of BCTG, accompanied by a recapitalization. The net assets of BCTG will be stated at historical cost. No goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of Tango.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Related Agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Stockholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the Proposals presented at the Special Meeting.

PIPE Subscription Agreements

Concurrently with the execution of the Merger Agreement, BCTG entered into the Subscription Agreements with each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and BCTG has agreed to issue and sell to the PIPE Investors, an aggregate of 18,610,000 shares of BCTG Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $186,100,000. BCTG’s Sponsor had agreed to fund $25,000,000 in the PIPE Investment. The shares of BCTG Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Pursuant to the Subscription Agreement, each PIPE Investor represented and warranted that it is either (i) a “qualified institutional buyer” or an “accredited investor” as defined in the applicable SEC regulation or (ii) a “qualified purchaser” as defined in the Investment Company Act of 1940, as amended.

The obligation of the parties to consummate the purchase and sale of the shares of BCTG Common Stock pursuant to the Subscription Agreements is conditioned upon (i) there being no judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect that has the effect of making the issuance and sale of the shares of BCTG Common Stock under the Subscription Agreements illegal or otherwise restraining or prohibiting the issuance and sale of the shares of BCTG Common Stock under the Subscription

Agreements, or institution or threatening in writing of a proceeding seeking to impose any such restraint or prohibition, (ii) there being no suspension of the shares of BCTG Common Stock for the offering or sale or trading in any jurisdiction, including on the Nasdaq Capital Market, or initiation or threatening of any proceedings for any such purposes and (iii)(a) all conditions precedent to the closing of the Business Combination having been satisfied or waived and (b) the closing of the Business Combination being scheduled to occur substantially concurrently with the Closing (as defined in the Subscription Agreements).

The Subscription Agreements provide that BCTG, at its sole cost and expense, is required to file with the SEC, within thirty (30) calendar days after the consummation of the transactions contemplated by the Merger Agreement, a registration statement to register under and in accordance with the Securities Act covering the resale of the shares of BCTG Common Stock to be sold under the Subscription Agreements. BCTG has agreed to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) (1) the 60th calendar day after the consummation of the Business Combination (or 90th calendar day if the SEC notifies BCTG that it will “review” the Registration Statement) and (2) the fifth business day after the date BCTG is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review

Additionally, pursuant to the Subscription Agreements, the PIPE Investors agreed (i) to waive any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and (ii) not make any claim against the Trust Account, as a result of, in connection with or relating in any way to this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability.

The Subscription Agreements will terminate and be void and of no further force and effect and all rights and obligations of the parties thereunder will terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties thereto to terminate such Subscription Agreement, (c) if the consummation of the Business Combination has not occurred on or before September 30, 2021; or (d) if any of the conditions to Closing (as defined in the Subscription Agreements) are not satisfied or waived, or are not capable of being satisfied, on or prior to the Closing (as defined in the Subscription Agreements) and, as a result thereof, the transactions contemplated by the Subscription Agreements will not be and are not consummated at the Closing (as defined in the Subscription Agreements.

Amended and Restated Registration and Stockholder Rights Agreement

The Business Combination contemplates that, at the Closing, New Tango, the Sponsor, certain affiliates of the Sponsor and certain Tango stockholders will enter into an Amended and Restated Registration and Stockholder Rights Agreement, pursuant to which New Tango will agree to register for resale certain shares of New Tango Common Stock and other equity securities of New Tango that are held by the parties thereto from time to time.

The Amended and Restated Registration and Stockholder Rights Agreement amends and restates the registration rights agreement that was entered into by BCTG, the Sponsor and the other parties thereto in connection with the BCTG IPO.

Support Agreements

In connection with the Merger Agreement, certain directors and holders of equity securities of Tango each entered into a support agreement (the “Company Support Agreement”) with BCTG and Tango, pursuant to which each such director and holder of equity securities of Tango agrees to vote the shares of Tango capital stock beneficially owned by them in favor of each of the proposals to be included in the applicable written consent of stockholders, to take all actions reasonably necessary to consummate the Business Combination and to vote against any proposal that would prevent the satisfaction of the conditions to the Business Combination set forth in the Merger Agreement. Promptly after the execution of the Merger Agreement, certain additional stockholders of Tango will enter into the Company Support Agreement.

In connection with the execution of the Merger Agreement, the Sponsor entered into a support agreement (the “Parent Support Agreement”) with Tango and BCTG, pursuant to which the Sponsor agrees to vote all shares of BCTG common stock beneficially owned by it in favor of each of the Proposals to be presented at the Special Meeting, to take all actions reasonably necessary to consummate the Business Combination and to vote against any proposal that would prevent the satisfaction of the conditions to the Business Combination set forth in the Merger Agreement.

 Interests of BCTG’s Directors and Officers and Others in the Business Combination

When you consider the recommendation of the Board in favor of approval of the Business Combination Proposal and the other proposals, you should keep in mind that the Sponsor and BCTG’s directors, officers and advisors, have interests in such proposals that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•        unless BCTG consummates an initial business combination, BCTG’s officers, directors and Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account. As of June 15, 2021, no out-of-pocket expenses are owed to BCTG’s officers, directors and Sponsor;

•        With certain limited exceptions, the Founders Shares will not be transferable, assignable by our Sponsor or our directors and executive officers until the earlier of: (A) one year after the completion of our initial business combination or (A) subsequent to our initial business combination, (x) if the last reported sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. If a business combination is not successfully completed prior to September 8, 2022, the Founders Shares will become worthless;

•        the fact that the Sponsor paid an aggregate of $25,000 for its Founders Shares and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that the Sponsor has agreed not to redeem any of the Founders Shares in connection with a stockholder vote to approve a proposed initial business combination; and

•        Boxer Capital, an affiliate of the Sponsor, has a seat on the Tango board of directors (occupied by Aaron Davis) and owns approximately 15% of Tango’s outstanding securities prior to the Business Combination.

Sources and Uses for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination.

Sources of Funds			Uses
			(in millions)
Existing Cash in Trust Account		$166,815,000	Cash Consideration to Tango Equityholders	$
PIPE Financing		186,100,000	Tango Equityholders’ Retained Equity Value
Tango Equityholders’ Retained Equity Value			BCTG Estimated Transaction Costs
Total Source	$		Total Uses	$

Certificate of Incorporation; Bylaws

Pursuant to the Merger Agreement, upon the Closing, BCTG’s bylaws will be amended and restated promptly to:

•        reflect necessary changes and to be consistent with the Proposed Charter (for a full description of the proposed amendments to the charter see “The Charter Amendment Proposal”); and

•        make certain other changes that our Board deems appropriate for a public operating company.

Name; Headquarters

The name of the Combined Entity will be Tango Therapeutics, Inc. and its headquarters will be located at 100 Binney Street, Unit 700, Cambridge, MA 02142.

Material U.S. Federal Income Tax Considerations of the Redemption

The following is a discussion of the material U.S. federal income tax consequences of the exercise by BCTG public stockholders of their redemption rights in connection with the Business Combination.

This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this registration statement. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion addresses only those BCTG public stockholders that hold Public Shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address (i) the alternative minimum tax, special accounting rules under Section 451(b) of the Code, or any tax consequences arising as a result of the Medicare contribution tax on net investment income, (ii) any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax or (iii) the tax considerations associated with the Business Combination. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:.

•        a financial institution;

•        a tax-exempt organization;

•        a real estate investment trust;

•        an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•        an insurance company;

•        a regulated investment company or a mutual fund;

•        a “controlled foreign corporation” or a “passive foreign investment company”;

•        a dealer or broker in stocks and securities, or currencies;

•        a trader in securities that elects mark-to-market treatment;

•        a holder of Public Shares that received Public Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•        a holder of Public Shares that has a functional currency other than the U.S. dollar;

•        a Public Stockholder that holds Public Shares, as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•        a holder of Public Shares that is a U.S. expatriate.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Public Shares that is (1) an individual citizen or resident of the United States as determined for U.S. federal income tax purposes, (2 a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source. A “Non-U.S. Holder” means a beneficial owner of Public Shares (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Public Shares the U.S. federal income tax consequences of a redemption of Public Shares to a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds Public Shares, and any partners in such partnership, are urged to consult their own tax advisors with respect to the tax consequences of a redemption of Public Shares in their specific circumstances.

The tax consequences of a redemption of your Public Shares will depend on your specific situation. You are urged to consult with your own tax advisor as to the tax consequences of a redemption of your Public Shares in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Considerations for U.S. Holders Redemption of Common Stock

In the event that a U.S. Holder’s Common Stock is redeemed pursuant to the Current Charter, referred to as the “Redemption”, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the Redemption qualifies as a sale of the Common Stock under Section 302 of the Code. Whether the Redemption qualifies for sale treatment will depend largely on the total number of shares of our stock held or treated as held by the U.S. Holder relative to all of our shares both before and after the Redemption. The Redemption generally will be treated as a sale of the Common Stock (rather than as a distribution) if the Redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also shares of our stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option. In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the Redemption must, among other requirements, be less than 80% of our outstanding voting stock actually and constructively owned by theU.S. Holder immediately before the Redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of our stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members, and the U.S. Holder does not constructively own any other stock. The Redemption will be not essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the Redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances of the U.S. Holder. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation if such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests are satisfied, then the Redemption will be treated as a distribution and the tax effects will be as described below under “Considerations for U.S. Holders — Taxation of Distributions.”

U.S. Holders of our Common Stock considering exercising their redemption rights should consult their own tax advisors as to whether the Redemption will be treated as a sale or as a distribution under the Code.

Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Common Stock

If the Redemption qualifies as a sale of Common Stock, a U.S. Holder must treat any gain or loss recognized upon a sale, taxable exchange or other taxable disposition of our Common Stock as capital gain or loss. Any such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Stock so disposed of exceeds one year at the time of the Redemption. Generally, a U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the sum of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in its Common Stock generally will equal the U.S. Holder’s acquisition cost less any prior distributions treated as a return of capital. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.

Taxation of Distributions

If the Redemption does not qualify as a sale of Common Stock, the U.S. Holder will be treated as receiving a distribution. In general, any distributions to U.S. Holders generally will constitute dividends for

U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock and will be treated as described under “Considerations for U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.”

Dividends we pay to a U.S. Holder that is taxable as a corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder may constitute “qualified dividends” that will be taxable at a reduced rate.

Considerations for Non-U.S. Holders

This section is addressed to Non-U.S. Holders of our Common Stock that elect to have their Common Stock redeemed pursuant to the Redemption. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner (other than a partnership) that is not a U.S. Holder. The characterization for U.S. federal income tax purposes of the Redemption as either a sale or exchange or as a distribution generally will correspond to the U.S. federal income tax characterization of the Redemption as described under “Considerations for U.S. Holders — Redemption of Common Stock.”

Non-U.S. Holders of our Common Stock considering exercising their redemption rights should consult their own tax advisors as to whether the Redemption will be treated as a sale or as a distribution under the Code.

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock

If the redemption qualifies as a sale of Common Stock, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale of its Common Stock, unless:

•        the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), in which case the Non-U.S. Holder will generally be subject to the same treatment as a U.S. Holder with respect to the Redemption, and a corporate Non-U.S. Holder may be subject to a branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty);

•        the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the Redemption takes place and certain other conditions are met, in which case the Non-U.S. Holder will be subject to a 30% tax on the individual’s net capital gain for the year (which gain may be offset by certain U.S.-source capital losses), even though the Non-U.S. Holder is not considered a resident of the United States; or

•        we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our Common Stock.

We believe that we have not been, and we are not, a U.S. real property holding corporation. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Common Stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our Common Stock at all times within the shorter of (i) the five-year period preceding the disposition or (i) the Non-U.S. Holder’s holding period and (2) our Common Stock is regularly traded on an established securities market. There can be no assurance that our Common Stock will qualify as regularly traded on an established securities market. If we are or become a U.S. real property holding corporation and the “regularly traded” exception does not apply, such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

Taxation of Distributions

If the Redemption does not qualify as a sale of Common Stock, the Non-U.S. Holder will be treated as receiving a distribution. In general, any distributions we make to a Non-U.S. Holder of our Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate.

Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of our Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Stock, which will be treated as described under “Considerations for Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.” If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of our current and accumulated earnings and profits, the distribution will be subject to withholding at the same 30% rate discussed in the last paragraph unless a Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we generally will withhold tax on the entire amount of any distribution at the 30% rate (subject to reduction by an applicable income tax treaty). However, some or all of any amounts thus withheld may be refundable to the Non-U.S. Holder if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

Dividends we pay to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States) generally will not be subject to U.S. federal withholding tax, provided that such Non-U.S. Holder complies with certain certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same individual or corporate rates applicable to U.S. persons. If the Non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments resulting from our Redemption. U.S. Holders will have to provide their taxpayer identification number and comply with certain certification requirements to avoid backup withholding. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

A 30% withholding tax applies with respect to certain payments on our Common Stock, in each case if paid to a foreign financial institution or a non-financial foreign entity (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The withholding tax may apply to payments made to Non-U.S. Holders pursuant to the Redemption if the Redemption does not qualify as a sale of Common Stock described above. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible implications of such withholding tax.

All holders of Tango Stock are urged to consult their tax advisors with respect to the tax consequences of the Business Combination in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

Vote Required for Approval

This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if the holders of at least a majority of the outstanding shares of BCTG Common Stock vote “FOR” the Charter Amendment Proposal and each of the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal and the Incentive Plan Proposals are approved at the Special Meeting. Failure to vote by proxy or to vote online at the Special Meeting or an abstention from voting will have no effect on the outcome of the vote on the Business Combination Proposal.

The Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal, the Advisory Charter Proposals, and the Incentive Plan Proposals are subject to and conditioned on the approval of the Business Combination Proposal at the Special Meeting.

As of the Record Date, BCTG’s Sponsor, directors and officers have agreed to vote any shares of Common Stock owned by them in favor of the Business Combination. As of the date hereof, the Sponsor, directors and officers have not purchased any Public Shares. As disclosed in BCTG’s Current Report on Form 8-K filed with the SEC on April 14, 2021, Maitland Trustees Limited, an affiliate of the Sponsor, purchased 800,000 shares of BCTG’s common stock (the “Maitland Shares”) from two holders of Public Shares at a price of $11.00 per share. However, the Maitland Shares are Public Shares and are not subject to any agreement to vote in favor of the Business Combination.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL 2 — THE NASDAQ PROPOSAL

Background and Overview

Assuming the Business Combination Proposal is approved, BCTG’s stockholders are also being asked to approve (a) the issuance of 55,000,000 shares of Common Stock to the Tango Equityholders and (b) the issuance and sale of 18,610,000 shares of Common Stock in the PIPE Financing.

Why BCTG Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635(a), (b), (c) and (d).

Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant.

Under Nasdaq Listing Rule 5635(c), stockholder approval is required prior to the issuance of securities when a plan or other equity compensation arrangement is established or materially amended.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

We currently have 21,377,250 shares of Common Stock outstanding. Pursuant to the Business Combination and the Subscription Agreements, we will issue 73,610,000 shares of Common Stock, representing approximately 344% of our outstanding shares of Common Stock prior to such issuance, at a price less than the greater of the book value or market of the shares. Our Common Stock had a book value of $           and market value of $           on June 30, 2021. Accordingly, we need stockholder approval of the issuance of more than 20% of our issued and outstanding Common Stock at a price that may be less than the greater of book or market value of BCTG’s Common Stock as of June 30, 2021.

Effect of Proposal on Current Stockholders

If the Nasdaq Proposal is adopted, up to an aggregate of 73,610,000 shares of Common Stock may be issued in connection with the Business Combination and the PIPE Financing, representing up to approximately 344% of the shares of Common Stock outstanding on the date hereof. The issuance of such shares would result in significant dilution to our stockholders, and result in our stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of BCTG.

Vote Required for Approval

This proposal is subject to and conditioned on the approval of the Business Combination Proposal and the Charter Amendment Proposal.

The approval of the Nasdaq Proposal requires the affirmative vote of the holders of a majority of the shares present or represented at the Special Meeting, by ballot, proxy or electronic ballot and entitled to vote thereon at the Special Meeting, assuming that a quorum is present. Failure to vote by proxy or to vote online at the Special Meeting or an abstention from voting will have no effect on the outcome of the vote on the Nasdaq Proposal.

Recommendation of the Board

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

PROPOSAL 3 — THE CHARTER AMENDMENT PROPOSAL

The following table sets forth a summary of the provisions of the Current Charter and the Proposed Charter. This summary is qualified by reference to the complete text of Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

	Current Charter	Proposed Charter
Name Change	BCTG’s current name is BCTG Acquisition Corp.	Under the Proposed Charter, New Tango’s name will be Tango Therapeutics, Inc.
Common Stock	The Current Charter authorizes 30,000,000 shares of Common Stock.	The Proposed Charter will authorize 200,000,000 shares of Common Stock.
Preferred Stock	The Current Charter authorizes 1,000,0000 shares of “blank check” preferred stock, that the board of directors could issue to discourage a takeover attempt.	The Proposed Charter will authorize 10,000,000 shares of “blank check” preferred stock.
Director Removal	The Current Charter is silent as to the director removal process.

Under the Proposed Charter, a director can only be removed for cause by the approval of the holders of at least two-thirds of New Tango’s then-outstanding shares of capital stock entitled to vote generally at an election of directors.

Provisions Specific to a Blank Check Company

Under the Current Charter, Article SIXTH sets forth various provisions related to its operations as a blank check company prior to the consummation of an initial business combination. Furthermore, BCTG is required to be dissolved and liquidated 24 months following the closing of its initial public offering if it does not complete a business combination in that time.

The Proposed Charter does not include these blank check company provisions because, upon Closing, BCTG will cease to be a blank check company. In addition, the provisions requiring that the proceeds from its initial public offering be held in a trust account until a business combination or liquidation of BCTG and the terms governing BCTG’s consummation of a proposed business combination will not be applicable following Closing. New Tango will have a perpetual existence.

Section 203	The Current Charter does not provide for the opt out of Section 203 of the DGCL.	The Proposed Charter provides that New Tango opts out of Section 203 of the DGCL.
Securities Act Disputes Forum

The Current Charter provides that the Court of Chancery of the State of Delaware and the federal district court for the District of Delaware have exclusive jurisdiction over causes of action arising under the Securities Act.

The Proposed Charter is silent on the forum for Securities Act disputes.

	Current Charter	Proposed Charter
Charter Amendment	The Current Charter is silent on the issue of minimum voting requirements for amending the Current Charter.

The Proposed Charter will require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment, provided that provisions in the Proposed Charter in Article V (covering stockholder actions), Article VI, Section 3 (covering classified board of directors), Article VI, Section 5 (removal of directors), Article VII, Section 3 (limitation on director liability) and Article IX, Section 2 (amendment of by-laws) will require approval of the holders of at least 66 2/3% of New Tango’s then-outstanding shares of capital stock entitled to vote generally at an election of directors.

Corporate Name

The name of New Tango is desirable to reflect the Business Combination with Tango and the combined business going forward.

Increase is Authorized Common Stock and Preferred Stock

Common Stock

The principal purpose of this proposal is to authorize additional shares of our Common Stock, which will be used to issue shares pursuant to the Merger Agreement, in connection with the PIPE Investment, under the Equity Incentive Plan, and for general corporate purposes. The Board believes that it is important for us to have available for issuance a number of authorized shares of Common Stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Notwithstanding the foregoing, authorized but unissued shares of common stock may enable New Tango’s board of directors to render it more difficult or to discourage an attempt to obtain control of New Tango’s and there by protect continuity of or entrench its management, which may adversely affect the market price of New Tango’s shares of Common Stock. If, in the due exercise of its fiduciary obligations, for example, New Tango’s board of directors were to determine that a takeover proposal was not in the best interests of New Tango, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable New Tango to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Tango currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Director Removal

It is desirable to increase the voting threshold required to remove a director from the New Tango Board in order to help facilitate corporate governance stability by requiring broad stockholder consensus to effect corporate governance changes, protect minority stockholder interests and enable the New Tango Board to preserve and maximize value for all stockholders in the context of an opportunistic and unsolicited takeover attempt.

Provisions Specific to a Blank Check Company

The elimination of certain provisions related to our status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Charter does not include the requirement to dissolve New Tango if it does not complete a business combination and allows it to continue as a corporate entity with perpetual existence following Closing. Perpetual existence is the usual period of existence for corporations, and the Board believes it is the most appropriate period for New Tango following the Closing. In addition, certain other provisions in the Current Charter require that proceeds from BCTG’s initial public offering be held in a trust account until a Business Combination or liquidation of BCTG. has occurred. These provisions cease to apply once the Business Combination has closed and are therefore not included in the Proposed Charter.

Section 203

Opting out of Section 203 of the DGCL allows New Tango to establish its own rules governing business combinations with interested parties.

Exclusive Forum Provision

It is desirable to remove the provision that sets the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain stockholder actions because the Board believes that it is better for this provision to be included in New Tango’s bylaws.

Charter Amendment

Requiring the affirmative vote of the majority of the then outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, with the requirement for other specific provisions requiring the approval of 2/3rds of the outstanding shares of capital stock entitled to vote thereon, to make any amendment to the Proposed Charter is intended to protect key provisions of the Proposed Charter from arbitrary amendment.

Vote Required for Approval

This Charter Amendment Proposal will be approved and adopted in its entirety only if the holders of at least a majority of the outstanding shares of BCTG Common Stock vote “FOR” Charter Amendment Proposal. Failure to vote by proxy or to vote in person at the Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Charter Amendment Proposal.

Approval of the Charter Amendment Proposal is conditioned on the approval of the Business Combination Proposal at the Special Meeting.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

PROPOSAL 4 — THE ADVISORY CHARTER PROPOSALS

In connection with the Business Combination, BCTG is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Amendment Proposal but, pursuant to SEC guidance, BCTG is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on BCTG or the Board (separate and apart from the approval of the Charter Amendment Proposal). In the judgment of the Board, these provisions are necessary to adequately address the needs of the Combined Entity. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Amendment Proposal).

BCTG stockholders will be asked to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the SEC as seven separate sub-proposals (the “Advisory Charter Proposals”):

(1)    Advisory Charter Proposal A — to amend the name of the public entity to “Tango Therapeutics, Inc.” from “BCTG Acquisition Corp.”;

(2)    Advisory Charter Proposal B — to authorize the issuance of up to 200,000,000 shares of common stock, and 10,000,000 shares of blank check preferred stock, the rights, preferences and privileges of which may be designated from time to time by New Tango’s board of directors;

(3)    Advisory Charter Proposal C — to provide that the removal of any director be only for cause and by the affirmative vote of at least 66 2/3% of New Tango’s then-outstanding shares of capital stock entitled to vote generally in the election of directors;

(4)    Advisory Charter Proposal D — to make New Tango’s corporate existence perpetual as opposed to BCTG’s corporate existence, which is required to be dissolved and liquidated 24 months following the closing of its initial public offering if it does not complete a business combination in that time, and to remove from the Proposed Charter the various provisions applicable only to special purpose acquisition corporations;

(5)    Advisory Charter Proposal E — to provide that New Tango will not be subject to Section 203 of the DGCL;

(6)    Advisory Charter Proposal F — to remove the provisions setting the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain stockholder actions; and

(7)    Advisory Charter Proposal G — to increase the required vote thresholds for approving amendments to the Proposed Charter and bylaws to 66 2/3%.

Reasons for the Advisory Charter Proposals

Corporate Name

The name of New Tango is desirable to reflect the Business Combination with Tango and the combined business going forward.

Increase in Authorized Common Stock

Common Stock

The principal purpose of this proposal is to authorize additional shares of our Common Stock, which will be used to issue shares pursuant to the Merger Agreement, in connection with the PIPE Investment, under the Equity Incentive Plan, and for general corporate purposes. The Board believes that it is important for us to have available for issuance a number of authorized shares of Common Stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Notwithstanding the foregoing, authorized but unissued shares of common stock may enable New Tango’s board of directors to render it more difficult or to discourage an attempt to obtain control of New Tango and thereby protect continuity of or entrench its management, which may adversely affect the market price of New Tango’s shares of Common Stock. If, in the due exercise of its fiduciary obligations, for example, New Tango’s board of directors were to determine that a takeover proposal was not in the best interests of New Tango, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable New Tango to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Tango currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Preferred Stock

The Board believes that these additional shares will provide New Tango with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of New Tango and thereby protect continuity of or entrench its management, which may adversely affect the market price of New Tango. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of New Tango, such preferred stock could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing New Tango’s board of directors to issue the authorized preferred stock on its own volition will enable New Tango to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Tango currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Director Removal

It is desirable to increase the voting threshold required to remove a director from the New Tango Board in order to help facilitate corporate governance stability by requiring broad stockholder consensus to effect corporate governance changes, protect minority stockholder interests and enable the New Tango Board to preserve and maximize value for all stockholders in the context of an opportunistic and unsolicited takeover attempt.

Provisions Specific to a Blank Check Company

The elimination of certain provisions related to our status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Charter does not include the requirement to dissolve New Tango if it does not complete a business combination and allows it to continue as a corporate entity with perpetual existence following Closing. Perpetual existence is the usual period of existence for corporations, and the Board believes it is the most appropriate period for New Tango following the Closing. In addition, certain other provisions in the Current Charter require that proceeds from BCTG’s initial public offering be held in a trust account until a Business Combination or liquidation of BCTG has occurred. These provisions cease to apply once the Business Combination has closed and are therefore not included in the Proposed Charter.

Section 203

Opting out of Section 203 of the DGCL allows New Tango to establish its own rules governing business combinations with interested parties.

Exclusive Forum Provision

It is desirable to remove the provision that sets the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain stockholder actions because the Board believes that it is better for this provision to be included in New Tango’s bylaws.

Charter Amendment

Requiring the affirmative vote of the majority of the then outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, with the requirement for other specific provisions requiring the approval of 2/3rds of the outstanding shares of capital stock entitled to vote thereon, to make any amendment to the Proposed Charter is intended to protect key provisions of the Proposed Charter from arbitrary amendment.

Vote Required for Approval

Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by BCTG stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the Advisory Charter Proposals.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF EACH OF ADVISORY CHARTER PROPOSALS UNDER PROPOSAL 4.

PROPOSAL 5 — THE DIRECTORS PROPOSAL

Election of Directors

Pursuant to the Merger Agreement, BCTG has agreed to take all necessary action, including causing the directors of BCTG to resign, so that effective at the Closing, our entire board of directors will consist of seven individuals, a majority of whom will be independent directors in accordance with the requirements of Nasdaq.

At the Special Meeting, it is proposed that seven directors will be elected to be the directors of New Tango upon consummation of the Business Combination. New Tango’s board of directors will be reclassified following the Closing. The term of office of the Class I directors will expire at the first annual meeting of stockholders following the initial reclassification of the board of directors and Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following such initial reclassification, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following such initial reclassification, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Subject to any limitations imposed by applicable law and subject to the special rights of the holders of any series of preferred stock to elect directors, any vacancy occurring in New Tango for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, will, unless (a) New Tango’s board of directors determines by resolution that any such vacancies or newly created directorships will be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders.

It is proposed that New Tango’s board of directors consist of the following directors:

•        Class I directors: Lesley Calhoun and Reid Huber;

•        Class II directors: Malte Peters and Mace Rothenberg;

•        Class III directors: Alexis Borisy, Aaron Davis and Barbara Weber.

Information regarding each nominee is set forth in the section titled “Management of New Tango Following the Business Combination.”

Under Delaware law, the election of directors requires a plurality vote of the common stock present in person (which would include presence at a virtual meeting) or represented by proxy and entitled to vote at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by the Board will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the Board, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the meeting.

Following consummation of the Business Combination, the election of directors of New Tango will be governed by New Tango’s certificate of incorporation and bylaws and the laws of the State of Delaware.

Required Vote With Respect to the Director Election Proposal

Election of each director will require the affirmative vote by a plurality of the shares of the Common Stock present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting.

If the Business Combination Proposal is not approved, the Directors Proposal will not be presented at the Stockholders Meeting. The Directors Proposal will only become effective if the Business Combination is completed. Election of each of the director nominees is a condition to Closing under the Merger Agreement. If each of the directors is not elected, Tango is not required to close the Business Combination.

Recommendation of the Board with Respect to the Director Election Proposal

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE BCTG STOCKHOLDERS VOTE “FOR” EACH OF THE NOMINEES IN THE DIRECTORS PROPOSAL.

PROPOSAL 6 — THE EQUITY INCENTIVE PLAN PROPOSAL

The following is a summary description of the Equity Incentive Plan as proposed to be adopted by BCTG in connection with the Business Combination. This summary is not a complete statement of the Equity Incentive Plan and is qualified in its entirety by reference to the complete text of the Equity Incentive Plan, a copy of which is attached hereto as Annex C. BCTG stockholders should refer to the Equity Incentive Plan for more complete and detailed information about the terms and conditions of the Equity Incentive Plan. Unless the context otherwise requires, references in this summary description to “we”, “us” and “our” generally refer to BCTG Acquisition Corp. in the present tense or the Combined Entity from and after the Business Combination.

The purpose of the Equity Incentive Plan is to provide a means whereby New Tango can align the long-term financial interests of its employees, consultants, and directors with the financial interests of its stockholders. In addition, the Board believes that the ability to grant options and other equity-based awards will help New Tango to attract, retain, and motivate employees, consultants, and directors and encourages them to devote their best efforts to New Tango’s business and financial success.

Approval of the Equity Incentive Plan by BCTG stockholders is required, among other things, in order to: (i) comply with Nasdaq Listing Rules requiring stockholder approval of equity compensation plans and (ii) allow the grant of incentive stock options to participants in the Equity Incentive Plan.

If this Equity Incentive Plan Proposal is approved by BCTG stockholders, the Equity Incentive Plan will become effective as of the date immediately preceding the date of the Closing. While the Combined Entity may assume outstanding equity awards under the Tango Therapeutics, Inc., 2017 Stock Option and Grant Plan (the “2017 Plan”) following the Closing (and such assumed awards will not count against the share reserve under the Equity Incentive Plan), no further grants will be made under the 2017 Plan. Approval of the Equity Incentive Plan by BCTG stockholders will allow New Tango to grant stock options, restricted stock unit awards and other awards at levels determined appropriate by its board of directors or compensation committee following the closing of the Business Combination. The Equity Incentive Plan will also allow New Tango to utilize a broad array of equity incentives and performance-based cash incentives in order to secure and retain the services of its employees, directors and consultants, and to provide long-term incentives that align the interests of its employees, directors and consultants with the interests of its stockholders following the closing of the Business Combination.

New Tango’s employee equity compensation program, as implemented under the Equity Incentive Plan, will allow New Tango to remain competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. Approval of the Equity Incentive Plan will provide New Tango with the flexibility it needs to use equity compensation and other incentive awards to attract, retain and motivate talented employees, directors and consultants who are important to New Tango’s long-term growth and success.

Summary of Material Features of the Equity Incentive Plan

The material features of the Equity Incentive Plan include:

•        Initially, the maximum number of shares of Common Stock that may be issued under the Equity Incentive Plan is              shares. The number of shares of Common Stock reserved for issuance under the Equity Incentive Plan will automatically increase on January 1 of each year, beginning on January 1, 2022 by 5% of the number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year, or a lesser number of shares determined by the administrator of the Equity Incentive Plan;

•        The award of stock options (both incentive and non-qualified options), stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, cash-based awards, and dividend equivalent rights is permitted;

•        The administrator of the Equity Incentive Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent;

•        The value of all awards awarded under the Equity Incentive Plan and all other cash compensation paid by us to any non-employee director for services as a non-employee director in any calendar year may not exceed $750,000 or $1,000,000 for the year in which a non-employee director is first appointed or elected to New Tango’s board of directors;

•        Certain amendments to the Equity Incentive Plan are subject to approval by our stockholders; and

•        The term of the Equity Incentive Plan will expire on the tenth anniversary of the effective date of the Equity Incentive Plan is approved by the board of directors of BCTG.

Information Regarding Equity Incentive Program

It is critical to New Tango’s long-term success that the interests of its employees, directors and consultants are tied to its success as “owners” of the business. Approval of the Equity Incentive Plan will allow New Tango to grant stock options and other equity awards at levels it determines to be appropriate in order to attract new employees and directors, retain existing employees and directors and to provide incentives for such persons to exert maximum efforts for New Tango’s success and ultimately increase stockholder value. The Equity Incentive Plan allows New Tango to utilize a broad array of equity incentives with flexibility in designing equity incentives, including stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, unrestricted stock awards, cash-based awards and dividend equivalent rights to offer competitive equity compensation packages in order to retain and motivate the talent necessary for New Tango.

If BCTG’s request to approve the Equity Incentive Plan is approved by BCTG stockholders, New Tango will initially have            shares, subject to adjustment for specified changes in New Tango’s capitalization, available for grant under the Equity Incentive Plan as of the effective time of the closing of the Business Combination. In addition, as further described below under section titled “Description of the Equity Incentive Plan,” the share reserve is subject to annual increases each January 1 beginning on January 1, 2022 of 4% of the number of shares of New Tango’s Common Stock issued and outstanding on the immediately preceding December 31 (or a lesser number determined by the administrator of the Equity Incentive Plan). This pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.

Description of the Equity Incentive Plan

The Equity Incentive Plan was adopted by the Board on              2021 and will become effective, subject to stockholder approval, on the date immediately preceding the Closing. The Equity Incentive Plan will replace the 2017 Plan as Tango’s board of directors has determined not to make additional awards under that plan following the consummation of the Business Combination. The Equity Incentive Plan allows us to make equity-based incentive awards to our officers, employees, directors and consultants. The Board anticipates that providing such persons with a direct stake in New Tango will assure a closer alignment of the interests of such individuals with those of New Tango and its stockholders, thereby stimulating their efforts on New Tango’s behalf and strengthening their desire to remain with New Tango.

We have initially reserved              shares of Common Stock (the “Initial Limit”) for the issuance of awards under our Equity Incentive Plan This limit is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Our Equity Incentive Plan provides that the number of shares reserved and available for issuance thereunder will automatically increase on January 1, 2022 and each January 1 thereafter by 5% of the number of shares of Common Stock issued and outstanding on the immediately preceding December 31 or such lesser number of shares determined by the administrator of the Equity Incentive Plan.

The shares we issue under our Equity Incentive Plan will be authorized but unissued shares or shares that we reacquire. The shares of Common Stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, or are otherwise terminated (other than by exercise) under our Equity Incentive Plan will be added back to the shares of Common Stock available for issuance under our Equity Incentive Plan. The maximum aggregate number of shares of Common Stock that may be issued in the form of incentive stock options under the Equity Incentive Plan shall not exceed the Initial Limit. Based upon a price per share of $10.00, the maximum aggregate market value of the Common Stock that could potentially be issued under the Equity Incentive Plan as of the Closing is $            .

The grant date fair value of all awards made under our Equity Incentive Plan and all other cash compensation paid by us to any non-employee director for services as a non-employee director in any calendar year shall not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the board.

Our Equity Incentive Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of our Equity Incentive Plan. The administrator may delegate to a committee consisting of one or more officers the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not members of the delegated committee, subject to certain limitations and guidelines.

Persons eligible to participate in our Equity Incentive Plan will be those full or part-time officers, employees, non-employee directors, and consultants of New Tango as selected from time to time by our compensation committee in its discretion. As of the date of this proxy statement/prospectus, following the Closing, approximately 123 individuals will be eligible to participate in the Equity Incentive Plan, which includes approximately 3 officers, 82 employees who are not officers, 8 non-employee directors, and 30 consultants.

Our Equity Incentive Plan permits the granting of both options to purchase Common Stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the Equity Incentive Plan will be non-qualified options if they do not qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Combined Entity and its subsidiaries. Non-qualified options may be granted to any persons eligible to awards under the Equity Incentive Plan. The exercise price of each option will be determined by the administrator but may not be less than 100% of the fair market value of the Common Stock on the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. The term of each option will be fixed by our administrator and may not exceed ten years from the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, may not exceed five years from the date of grant. The administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options. The exercise price of a stock option may not be reduced after the date of the option grant without stockholder approval, other than to appropriately reflect changes in our capital structure.

Upon exercise of options, the option exercise price may be paid in cash, by certified or bank check or other instrument acceptable to the administrator or by delivery (or attestation to the ownership) of shares of Common Stock that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, non-qualified options may be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

The administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to cash or shares of Common Stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our Common Stock on the date of grant. The term of each stock appreciation right will be fixed by the administrator and may not exceed ten years from the date of grant. The administrator will determine at what time or times each stock appreciation right may be exercised.

The administrator may award restricted shares of Common Stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. The administrator may also grant shares of Common Stock that are free from any restrictions under our Equity Incentive Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Common Stock.

The administrator may grant cash-based awards under our Equity Incentive Plan to participants, subject to the achievement of certain performance goals.

Our Equity Incentive Plan provides that upon the effectiveness of a “sale event,” as defined in our Equity Incentive Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under our Equity Incentive Plan. To the extent that awards granted under our Equity Incentive Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all awards with time-based vesting conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, New Tango may make or provide for payment, in cash or in kind, to participants holding options and stock appreciation rights equal to the difference between the per share consideration payable in the sale event and the exercise price of the all such outstanding options or stock appreciation rights (provided that, in the case of an option or stock appreciation right with an exercise price equal to or greater than the per share consideration payable in such sale event, such option or stock appreciation right shall be cancelled for no consideration). New Tango shall also have the option to make or provide for a payment, in cash or in kind, to grantees holding other awards in an amount equal to the per share consideration payable in such sale event multiplied by the number of vested shares under such award.

Our board of directors may amend or discontinue our Equity Incentive Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to our Equity Incentive Plan require the approval of our stockholders.

No awards may be granted under our Equity Incentive Plan after the date that is ten years from the effective date of our Equity Incentive Plan. No awards under our Equity Incentive Plan have been made prior to the date hereof.

Form S-8

Following the consummation of the Business Combination, when permitted by SEC rules, we intend to file with the SEC a registration statement on Form S-8 covering the Common Stock issuable under the Equity Incentive Plan.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the Equity Incentive Plan, which will not become effective until the date immediately preceding the date of the Closing. No awards will be issued under the Equity Incentive Plan prior to the date of Closing. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired the Equity Incentive Plan. The Equity Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Combined Entity’s ability to realize the benefit of any tax deductions described below depends on the Combined Entity’s generation of taxable income as well as the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of the Combined Entity’s tax reporting obligations.

Incentive Stock Options.    No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of Common Stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price

(the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) the Combined Entity will not be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of Common Stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of Common Stock at exercise (or, if less, the amount realized on a sale of such shares of Common Stock) over the exercise price thereof, and (ii) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of Common Stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options.    No income is generally realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of Common Stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of Common Stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of Common Stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards.    New Tango generally will be entitled to a tax deduction in connection with other awards under the Equity Incentive Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for deferred settlement.

Parachute Payments.    The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to New Tango, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

New Plan Benefits

No awards have been previously granted under the Equity Incentive Plan and no awards have been granted under the Equity Incentive Plan subject to stockholder approval of the Equity Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this proxy statement/prospectus because participation and the types of awards that may be granted under the Equity Incentive Plan are subject to the discretion of the administrator. Consequently, no new plan benefits table is included in this proxy statement/prospectus.

Vote Required

The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting, voting together as a single class, assuming that a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Equity Incentive Plan Proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

Approval of the Equity Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal at the Special Meeting.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL 7 — THE ESPP PROPOSAL

Overview

On [•], the BCTG Board adopted, subject to the approval of our stockholders, the Tango Therapeutics, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”). We believe that the adoption of the ESPP will benefit us by providing employees with an opportunity to acquire shares of New Tango’s common stock and will enable us to attract, retain and motivate valued employees.

A total of [•] shares of New Tango’s Common Stock will be reserved for issuance under the ESPP. As of [•], 2021, the closing price on Nasdaq per Common Stock, each of which shall be converted to one share of New Tango’s Common Stock, was $[•]. Based upon a price per share of $[•], the maximum aggregate market value of New Tango’s Common Stock that could potentially be issued under the ESPP at Closing is $[•].

Summary of the Material Provisions of the ESPP

The following description of certain provisions of the ESPP is intended to be a summary only. The summary is qualified in its entirety by the full text of the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex D. It is our intention that a component of the ESPP qualify as an “employee stock purchase plan” under Section 423(b) of the Code.

Shares Subject to the ESPP.    An aggregate of [•] shares will be reserved and available for issuance under the ESPP. The ESPP provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by the least of (i) one percent (1.0%) of the issued and outstanding number of shares of New Tango’s Common Stock on the immediately preceding December 31, (ii) [•] shares of New Tango’s Common Stock or (iii) such number of shares of New Tango’s Common Stock as determined by the administrator. If our capital structure changes because of a stock dividend, stock split or similar event, the number of shares that can be issued under the ESPP will be appropriately adjusted.

Plan Administration.    The ESPP will be administered by the person or persons appointed by the Board of New Tango.

Eligibility.    Any employee of New Tango or one of its subsidiaries that has been designated to participate in the ESPP is eligible to participate in the ESPP so long as the employee is customarily employed for more than 20 hours a week and has been employed for at least 30 days on the first day of the applicable offering period. No person who owns or holds, or as a result of participation in the ESPP would own or hold, New Tango’s Common Stock or options to purchase the Combined Entity’s Common Stock, that together equal to 5% or more of total combined voting power or value of all classes of stock of New Tango or any parent or subsidiary is entitled to participate in the ESPP. No employee may exercise an option granted under the ESPP that permits the employee to purchase New Tango’s Common Stock having a value of more than $25,000 (determined using the fair market value of the stock at the time such option is granted) in any calendar year.

Payroll Deductions; Participation.    Participation in the ESPP is limited to eligible employees who authorize payroll deductions equal to a whole percentage of base pay to the ESPP. Employees may authorize payroll deductions, with a minimum of 1% of base pay and a maximum of 15% of base pay. As of the date of this proxy statement/prospectus, there are currently approximately 85 employees who will be eligible to participate in the ESPP. Once an employee becomes a participant in the ESPP, that employee will automatically participate in successive offering periods, as described below, until such time as that employee withdraws from the ESPP, becomes ineligible to participate in the ESPP, or his or her employment ceases.

Offering Periods.    Unless otherwise determined by the administrator, each offering of Common Stock under the ESPP will be for a period of six months, which we refer to as an “offering period.” The first offering period under the ESPP will begin and end on such date or dates as determined by the administrator. Subsequent offerings under the ESPP will generally begin on the first business day occurring on or after each November 1 and May 1 and will end on the last business day occurring on or before the following April 30 and October 31, respectively. Shares are purchased on the last business day of each offering period, with that day being referred to as an “exercise date.” The administrator may establish different offering periods or exercise dates under the ESPP.

Exercise Price.    On the first day of an offering period, we will grant to employees participating in that offering period an option to purchase shares of Common Stock. On the exercise date of each offering period, the employee is deemed to have exercised the option, at the exercise price, to the extent of accumulated payroll deductions. The option exercise price is equal to the lesser of (i) 85% the fair market value per share of Common Stock on the first day of the offering period or (ii) 85% of the fair market value per share of Common Stock on the exercise date. The maximum number of shares of Common Stock that may be issued to any employee under the ESPP in any offering period is the lowest of (a) a number of shares of Common Stock determined by dividing the employees’ accumulated payroll deductions on such exercise date by the option price, (b) the number of shares determined by dividing $25,000 by the fair market value of the Common Stock on the offering date for such offering; or (c) such other lesser maximum number of shares as shall have been established by the administrator.

In general, if an employee is no longer a participant on an exercise date, the employee’s option will be automatically terminated, and the amount of the employee’s accumulated payroll deductions will be refunded.

Terms of Participation.    Except as may be permitted by the administrator in advance of an offering, a participant may not increase or decrease the amount of his or her payroll deductions during any offering period but may increase or decrease his or her payroll deduction with respect to the next offering period by filing a new enrollment form within the period beginning 15 business days before the first day of such offering period and ending on the day prior to the first day of such offering period. A participant may withdraw from an offering period at any time without affecting his or her eligibility to participate in future offering periods. If a participant withdraws from an offering period, that participant may not again participate in the same offering period, but may enroll in subsequent offering periods. An employee’s withdrawal will be effective as of the next business day following the date that the employee delivers a written notice of withdrawal to his or her appropriate payroll location.

Term; Amendments and Termination.    New Tango’s Board may, in its discretion, at any time, terminate or amend the ESPP. Upon termination of an offering period before its scheduled expiration, all amounts in the accounts of participating employees will be refunded.

New Plan Benefits

Since participation in the ESPP is voluntary, the benefits or amounts that will be received by or allocated to any individual or group of individuals under the ESPP in the future are not determinable and no awards have been granted that are contingent on stockholder approval of the ESPP.

Summary of Federal Income Tax Consequences

The following is only a summary of the effect of the United States income tax laws and regulations upon an employee and us with respect to an employee’s participation in the ESPP. This summary does not purport to be a complete description of all federal tax implications of participation in the ESPP, nor does it discuss the income tax laws of any municipality, state or foreign country in which a participant may reside or otherwise be subject to tax.

A participant in the ESPP generally recognizes no taxable income either as a result of participation in the ESPP or upon exercise of an option to purchase shares of New Tango’s Common Stock under the terms of the ESPP.

If a participant disposes of shares purchased upon exercise of an option granted under the ESPP within two years from the first day of the applicable offering period or within one year from the exercise date, which we refer to as a “disqualifying disposition,” the participant will generally realize ordinary income in the year of that disposition equal to the amount by which the fair market value of the shares on the date the shares were purchased exceeds the purchase price. The amount of ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a capital gain or loss. A capital gain or loss will generally be long-term if the participant’s holding period is more than 12 months, or short-term if the participant’s holding period is 12 months or less.

If the participant disposes of shares purchased upon exercise of an option granted under the ESPP at least two years after the first day of the applicable offering period and at least one year after the exercise date, the participant will realize ordinary income in the year of disposition equal to the lesser of (1) the excess of the fair market value of the shares at the time the option was granted over the amount paid and (2) the excess of the amount actually received for New Tango’s Common Stock over the amount paid. The amount of any ordinary income will be added to the participant’s basis in the shares, and any additional gain recognized upon the disposition after that basis adjustment will be a long-term capital gain. If the fair market value of the shares on the date of disposition is less than the exercise price, there will be no ordinary income and any loss recognized will be a long-term capital loss.

We are generally entitled to a tax deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of that disposition. In all other cases, we are not allowed a deduction.

Vote Required

The approval of the Employee Stock Purchase Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting, voting together as a single class, assuming that a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Employee Stock Purchase Plan Proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

Approval of the Employee Stock Purchase Plan Proposal is conditioned on the approval of the Business Combination Proposal at the Special Meeting.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

PROPOSAL 8 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to BCTG’s stockholders in the event that based upon the tabulated vote at the time of the Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Directors Proposal, the Charter Amendment Proposal or the Incentive Plan Proposals. In no event will the Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under its amended and restated certificate of incorporation and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by BCTG’s stockholders, the Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other proposal.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of BCTG Common Stock represented by virtual attendance or by proxy and entitled to vote thereon at the Special Meeting. Abstentions will have the same effect as a vote “AGAINST” this proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT BCTG

Introduction

We are a blank check company incorporated in May 2020 as a Delaware corporation formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this proxy statement/prospectus as our initial business combination. While we may pursue an acquisition opportunity in any business, industry, sector or geographical location, we intend to focus on innovative companies in the biotechnology sector in North America and Europe in order to most effectively leverage our management team’s background and expertise.

To date, our efforts have been limited to organizational activities, completing the BCTG IPO and searching for a target business. We have generated no operating revenues to date, and we do not expect that we will generate operating revenues until we consummate our initial business combination.

Our Sponsor and Investment Focus

Our sponsor is an affiliate of Boxer Capital, LLC, or Boxer Capital, a private biopharmaceutical investment firm based in San Diego, California. Boxer Capital was founded in 2005 by its managing founders and Tavistock Group, which is the family office of Joseph C. Lewis. Aaron Davis, our Chief Executive Officer and Chairman, and Christopher Fuglesang, our President, are among the co-founders of Boxer Capital and serve as its Chief Executive Officer and Managing Director, respectively. Boxer Capital’s investment focus is on identifying new therapeutics that will improve patient care and outcomes and investing behind these opportunities to fund their advancement. Boxer Capital invests in the entire drug development lifecycle from early-stage preclinical discovery assets to late-stage clinical and commercial stage companies.

The team at Boxer Capital is comprised of individuals with backgrounds in finance, drug development, medicine and science. The majority of the team has doctorates in medicine and science, and some have been responsible for multiple INDs and NDAs. The in-house team is supplemented by a proprietary network of key opinion leaders, expert consultants, healthcare executives, and biotechnology investors. We believe their holistic approach will enable us to identify and evaluate innovative companies that can address unmet needs in healthcare.

A fundamental area of strength for Boxer Capital has been targeted oncology, having focused on investing in this sector of healthcare for most of the last ten years. Over time, Boxer Capital has built a network of research scientists, chemists, physicians, and other experts in areas like manufacturing, intellectual property and food and drug regulations who have expertise in targeted oncology and can be called upon as needed to assist with diligence. To further bolster our support in this area, we have assembled a board of individuals who each have particular expertise in the area of targeted oncology, among other areas. Although we may pursue an acquisition opportunity in any business, industry, or sector, we believe targeted oncology is an area of particular strength where we may have a competitive advantage in finding, evaluating and capitalizing an attractive target company.

Industry Opportunity

We believe that the biotechnology sector represents a tremendous opportunity for growth, with many promising pre-commercial companies seeking funding and guidance from knowledgeable investment firms. There are multiple trends in the sector that contribute to this growth potential, including but not limited to rising U.S. healthcare spending, an accelerated pace of biotechnology innovation, and robust financing and capital markets activity.

Acquisition Strategy & Investment Criteria

Our strategy is to leverage our management team’s expertise and network of key opinion leaders, expert consultants, healthcare executives, biotechnology investors and investment bankers to identify and acquire an attractive target business in the biotechnology industry. We believe that Boxer Capital’s reputation and track record of favorable investments are an additional competitive advantage that will make us an attractive partner for companies in this competitive environment.

As part of our overall strategy, we have identified a set of criteria by which we will evaluate prospective target businesses. While we may enter into a business combination with a company that does not meet all of these criteria, we intend to focus on companies that we believe:

•        Have identified a unique mechanism, developed a novel approach to a known mechanism, or made another scientific or technological leap that provides them with a competitive advantage versus current standard of care;

•        Have a competent management team with the experience and skillset that is necessary to successfully develop and commercialize promising drug candidates;

•        Are attractively valued due to being overlooked, misunderstood or undercapitalized, leaving ample upside for our stockholders;

•        Have a thesis that can be understood and appreciated by public investors in the current environment; and

•        Will benefit from our capital, guidance and network and the public market access we can provide.

The above criteria are not meant to be exhaustive, and our management team may adopt new or unique criteria over time and depending on each particular situation.

Initial Business Combination

Nasdaq listing rules require that our initial business combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the value of the trust account (excluding any deferred underwriters fees and taxes payable on the income earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination. The Board determined that this test was met in connection with the proposed Business Combination.

As part of the PIPE Financing, our Sponsor has entered into an agreement with us to purchase at least an aggregate of 2,500,000 shares of common stock, for an aggregate purchase price of $25,000,000, or $10.00 per share of common stock, prior to, concurrently with, or following the closing of our business combination in a private placement. The capital from such transaction may be used as part of the consideration to the sellers in our initial business combination, and any excess capital from such private placement would be used for working capital in the post-transaction company. If we sell shares to our sponsor (or any other investor) in connection with our initial business combination, the equity interest of IPO investors in the combined company may be diluted and the market prices for our securities may be adversely affected. In addition, if the per share trading price of our shares of common stock is greater than the price per share paid in the private placement, the private placement will result in value dilution to our stockholders.

Lack of Business Diversification

For an indefinite period of time after consummation of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By consummating our initial business combination with only a single entity, our lack of diversification may:

•        subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination, and

•        cause us to depend on the marketing and sale of a single product or limited number of products or services.

Limited Ability to Evaluate the Target’s Management Team

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, our assessment of the target business’ management may not prove to be correct. Members of our management team may not become a part of the target’s management team, and the future management may not have the necessary skills, qualifications or abilities to manage a public company. Further, it is also not certain whether one or more of our directors will remain associated in some capacity with us following our initial business combination. Moreover, members of our management team may not have significant experience or knowledge relating to the operations of the particular target business. Our key personnel may not remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination.

Following our initial business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We may not have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Our initial stockholders and our officers and directors have agreed (1) to vote any shares of common stock owned by them in favor of any proposed business combination, (2) not to convert any shares of common stock in connection with a stockholder vote to approve a proposed initial business combination and (3) not sell any shares of common stock in any tender in connection with a proposed initial business combination. As a result, we would need only 734,064 of our public shares (or approximately 4.4% of our public shares) to be voted in favor of the transaction in order to have such transaction approved (assuming that only a quorum was present at the meeting).

If a significant number of stockholders vote, or indicate an intention to vote, against such proposed business combination, our officers, directors, initial stockholders or their affiliates could make purchases of our stock in the open market or in private transactions in order to influence the vote. Notwithstanding the foregoing, our officers, directors, initial stockholders and their affiliates will not make purchases of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act, which are rules designed to stop potential manipulation of a company’s stock.

Conversion/Tender Rights

At any meeting called to approve an initial business combination, public stockholders may seek to convert their public shares, regardless of whether they vote for or against the proposed business combination, into their pro rata share of the aggregate amount then on deposit in the trust account, less any taxes then due but not yet paid. Notwithstanding the foregoing, our initial stockholders have agreed, pursuant to written letter agreements with us, not to convert any public shares held by them into their pro rata share of the aggregate amount then on deposit in the trust account. If we hold a meeting to approve an initial business combination, a holder will always have the ability to vote against a proposed business combination and not seek conversion of his shares.

Our initial stockholders, officers and directors will not have conversion rights with respect to any shares of common stock owned by them, directly or indirectly, whether acquired prior to the BCTG IPO or purchased by them in it or in the aftermarket.

We may also require public stockholders, whether they are a record holder or hold their shares in “street name,” to either tender their certificates (if any) to our transfer agent or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, at any time at or prior to the vote on the business combination. The proxy solicitation materials that we will furnish to stockholders in connection with the vote for any proposed business combination will indicate whether we are requiring stockholders to satisfy such delivery requirements. Accordingly, a stockholder would have from the time our proxy statement is mailed through the vote on the business combination to deliver his shares if he wishes to seek to exercise his conversion rights. Under Delaware law and our bylaws, we are required to provide at least 10 days’ advance notice of any stockholder meeting, which would be the minimum amount of time a stockholder would have to determine whether to exercise conversion rights. As a result, if we require public stockholders who wish to convert their shares of common stock into the right to receive a pro rata portion of the funds in the trust account to comply with the foregoing delivery requirements, holders may not have sufficient time to receive the notice and deliver their shares for conversion. Accordingly, investors may not be able to exercise their conversion rights and may be forced to retain our securities when they otherwise would not want to. The conversion rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares.

There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the converting holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise conversion rights. The need to deliver shares is a requirement of exercising conversion rights regardless of the timing of when such delivery must be effectuated. However, in the event we require stockholders seeking to exercise conversion rights to deliver their shares prior to the consummation of the proposed business combination and the proposed business combination is not consummated, this may result in an increased cost to stockholders.

Any request to convert or tender such shares once made, may be withdrawn at any time up to the vote on the proposed business combination or expiration of the tender offer. Furthermore, if a holder of a public share delivered his certificate in connection with an election of their conversion or tender and subsequently decides prior to the vote on the business combination or the expiration of the tender offer not to elect to exercise such rights, he may simply request that the transfer agent return the certificate (physically or electronically).

If the initial business combination is not approved or completed for any reason, then our public stockholders who elected to exercise their conversion or tender rights would not be entitled to convert their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any shares delivered by public holders.

Liquidation of Trust Account if No Business Combination

If we do not complete a business combination within 24 months from the closing of the BCTG IPO, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our outstanding public shares in the event we do not complete our initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any redemptions are made to stockholders, any liability of stockholders with respect to a redemption is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our Public Shares in the event we do not complete our initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. It is our intention to redeem our Public Shares as soon as reasonably possible following the 24th month from the closing of the BCTG IPO and, therefore, we do not intend to comply with the above procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to seeking to complete an initial business combination, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

We will seek to have all third parties (including any vendors or other entities we engage after the BCTG IPO, other than our independent registered public accounting firm) and any prospective target businesses enter into valid and enforceable agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. The underwriters in the BCTG IPO executed such a waiver agreement.

As a result, the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders. Nevertheless, there is no guarantee that vendors, service providers and prospective target businesses will execute such agreements. In the event that a potential contracted party was to refuse to execute such a waiver, we will execute an agreement with that entity only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Examples of instances where we may engage a third party that refused to execute a waiver would be the engagement of a third party consultant who cannot sign such an agreement due to regulatory restrictions, such as our auditors who are unable to sign due to independence requirements, or whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation in which management does not believe it would be able to find a provider of required services willing to provide the waiver. There is also no guarantee that, even if they execute such agreements with us, they will not seek recourse against the trust account. Our insiders have agreed that they will be jointly and severally liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below $10.00 per public share, except as to any claims by a third party who executed a valid and enforceable agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account and except as to any claims under our indemnity of the underwriters of the BCTG IPO against certain liabilities, including liabilities under the Securities Act. Our board of directors has evaluated our insiders’ financial net worth and believes they will be able to satisfy any indemnification obligations that may arise. However, our insiders may not be able to satisfy their indemnification obligations, as we have not required our insiders to retain any assets to provide for their indemnification obligations, nor have we taken any further steps to ensure that they will be able to satisfy any indemnification obligations that arise. Moreover, our insiders will not be liable to our public stockholders and instead will only have liability to us. As a result, if we liquidate, the per-share distribution from the trust account could be less than approximately $10.00 due to claims or potential claims of creditors. We will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount then held in the trust account, inclusive of any interest not previously released to us, (subject to our obligations under Delaware law to provide for claims of creditors as described below).

If we are unable to consummate an initial business combination and are forced to redeem 100% of our outstanding Public Shares for a portion of the funds held in the trust account, we anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate it will take no more than 10 business days to effectuate the redemption of our Public Shares. Our insiders have waived their rights to participate in any redemption with respect to their insider shares. We will pay the costs of any subsequent liquidation from our remaining assets outside of the trust account. If such funds are insufficient, our insiders have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment of such expenses. Each holder of Public Shares will receive a full pro rata portion of the amount then in the trust account, plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of public stockholders.

Our public stockholders shall be entitled to receive funds from the trust account only in the event of our failure to complete our initial business combination in the required time period or if the stockholders seek to have us convert their respective shares of common stock upon a business combination which is actually completed by us. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per share redemption or conversion amount received by public stockholders may be less than $10.00.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

Certificate of Incorporation

Our Current Charter contains certain requirements and restrictions relating to the BCTG IPO that will apply to us until the consummation of our initial business combination. If we hold a stockholder vote to amend any provisions of our certificate of incorporation relating to stockholder’s rights or pre-business combination activity (including the substance or timing within which we have to complete a business combination), we will provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding Public Shares, in connection with any such vote. Our insiders have agreed to waive any conversion rights with respect to any insider shares and any Public Shares they may hold in connection with any vote to amend our certificate of incorporation. Specifically, our certificate of incorporation provides, among other things, that:

•        prior to the consummation of our initial business combination, we shall either (1) seek stockholder approval of our initial business combination at a meeting called for such purpose at which public stockholders may seek to convert their shares of common stock, regardless of whether they vote for or against the proposed business combination, into a portion of the aggregate amount then on deposit in the trust account, or (2) provide our stockholders with the opportunity to sell their shares to us by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account, in each case subject to the limitations described herein;

•        we will consummate our initial business combination only if public stockholders do not exercise conversion rights in an amount that would cause our net tangible assets to be less than $5,000,001 and a majority of the outstanding shares of common stock voted are voted in favor of the business combination;

•        if our initial business combination is not consummated within 24 months of the closing of the BCTG IPO, then our existence will terminate and we will distribute all amounts in the trust account to all of our public holders of shares of common stock;

•        we may not consummate any other business combination, merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar transaction prior to our initial business combination; and

•        prior to our initial business combination, we may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote on any initial business combination.

Potential Revisions to Agreements with Insiders

Each of our insiders has entered into letter agreements with us pursuant to which each of them has agreed to do certain things relating to us and our activities prior to a business combination. We could seek to amend these letter agreements without the approval of stockholders, although we have no intention to do so. In particular:

•        Restrictions relating to liquidating the trust account if we failed to consummate a business combination in the time-frames specified above could be amended, but only if we allowed all stockholders to redeem their shares in connection with such amendment;

•        Restrictions relating to our insiders being required to vote in favor of a business combination or against any amendments to our organizational documents could be amended to allow our insiders to vote on a transaction as they wished;

•        The requirement of members of the management team to remain our officer or director until the closing of a business combination could be amended to allow persons to resign from their positions with us if, for example, the current management team was having difficulty locating a target business and another management team had a potential target business;

•        The restrictions on transfer of our securities could be amended to allow transfer to third parties who were not members of our original management team;

•        The obligation of our management team to not propose amendments to our organizational documents could be amended to allow them to propose such changes to our stockholders;

•        The obligation of insiders to not receive any compensation in connection with a business combination could be modified in order to allow them to receive such compensation;

•        The requirement to obtain a valuation for any target business affiliated with our insiders, in the event it was too expensive to do so.

Except as specified above, stockholders would not be required to be given the opportunity to redeem their shares in connection with such changes. Such changes could result in:

•        Our having an extended period of time to consummate a business combination (although with less in trust as a certain number of our stockholders would certainly redeem their shares in connection with any such extension);

•        Our insiders being able to vote against a business combination or in favor of changes to our organizational documents;

•        Our operations being controlled by a new management team that our stockholders did not elect to invest with;

•        Our insiders receiving compensation in connection with a business combination; and

•        Our insiders closing a transaction with one of their affiliates without receiving an independent valuation of such business.

We will not agree to any such changes unless we believed that such changes were in the best interests of our stockholders (for example, if we believed such a modification were necessary to complete a business combination). Each of our officers and directors have fiduciary obligations to us requiring that they act in our best interests and the best interests of our stockholders.

Facilities

We pay to an affiliate of our sponsor a fee of $10,000 per month for use of office space and certain office and secretarial services. The office space is located at 12860 El Camino Real, Suite 300, San Diego, CA 92130.

Employees

We currently have four executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the consummation of our initial business combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any of our officers or directors in their capacity as such, and we and our officers and directors have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

EXECUTIVE OFFICERS AND DIRECTORS OF BCTG

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to BCTG before the Business Combination.

Officers and Directors

As of the date of this proxy statement/prospectus, our officers and directors are as follows:

Name	Age	Position
Aaron I. Davis	43	Chairman, Chief Executive Officer
Christopher Fuglesang, Ph.D., J.D.	53	President, Director
Michael Beauchamp	31	Chief Financial Officer, Treasurer
Andrew Ellis, M.D., J.D.	38	Chief Operating Officer, Secretary
Carole L. Nuechterlein, J.D.	60	Director
Richard Heyman, Ph.D.	63	Director
Charles M. Baum, M.D., Ph.D.	63	Director
Jamie G. Christensen, Ph.D.	53	Director
James B. Avery	57	Director

Aaron I. Davis has served as our Chief Executive Officer and Chairman of our board of directors since May 2020. Mr. Davis co-founded Boxer Capital, LLC (“Boxer Capital”), the healthcare arm of the Tavistock Group, where he has served as portfolio manager since 2005 and as Chief Executive Officer since 2012. At Boxer Capital, Mr. Davis is responsible for identifying, evaluating and structuring investment opportunities in private and public biotechnology companies. Mr. Davis serves as a member of the board of directors of Tango Therapeutics, Inc., Mirati Therapeutics, Inc. (Nasdaq:MRTX), Odonate Therapeutics, Inc. (Nasdaq:ODT), iTeos Therapeutics, Inc. (Nasdaq:ITOS), Flare Therapeutics, Inc., and Rain Therapeutics (Nasdaq:RAIN), and serves as the Executive Chairman of CiVi Biopharma Holdings, Inc. Prior to joining the Tavistock Group, Mr. Davis worked in the Global Healthcare Investment Banking and Private Equity Groups at UBS Warburg, LLC. Mr. Davis received an M.A. degree in biotechnology from Columbia University and a B.B.A. degree in finance from Emory University. We believe Mr. Davis’ experience serving as a director of biotechnology companies and as a manager of funds specializing in the area of life sciences qualifies him to serve on our Board of Directors.

Christopher Fuglesang, Ph.D., J.D., has served as our President and as a member of our board of directors since May 2020. Dr. Fuglesang joined Tavistock Group in 2005 as a vice president and was a co-founder of Boxer Capital, where he has been a managing director since 2012. At Boxer Capital, Dr. Fuglesang assists in managing the firm’s research team, deal structuring and securities compliance. Prior to joining Boxer Capital, Dr. Fuglesang was vice president at Eidogen-Sertanty, Inc., a structural proteomics software company, and an attorney at Perkins Coie LLC. Dr. Fuglesang is a member of the board of directors of CiVi Biopharma Holdings, Inc., Shoreline Biosciences, Inc. and Coho Therapeutics, Inc. Dr. Fuglesang served as a member of the board of directors of Kalypsys, Inc. from 2007 to 2013 and of Ambrx Inc. from 2011 to 2015. Dr. Fuglesang received a B.S. in chemistry and physics from the University of California at Los Angeles, a Ph.D. in theoretical chemical physics from the University of California at Los Angeles, and a J.D. from Boston University. We believe Dr. Fuglesang’s experience as an investor in the life sciences industry qualifies him to serve on our board of directors.

Michael Beauchamp has served as our Chief Financial Officer and Treasurer since May 2020. Mr. Beauchamp has served as Vice President of Finance at Boxer Capital since January 2016, where he is responsible for the firm’s back office operations, including finance, tax, audit and administration. Prior to joining Boxer Capital, Mr. Beauchamp worked in the assurance practice at PricewaterhouseCoopers from 2012 to January 2016. Mr. Beauchamp received a bachelor of accountancy degree from the University of San Diego.

Andrew Ellis, M.D., J.D., has served as our Chief Operating Officer and Secretary since May 2020. Dr. Ellis has served at Boxer Capital as Head of Compliance since July 2018 and as Senior Vice President since December 2020, where he is responsible for securities compliance, deal structuring and due diligence for investments in private and public healthcare companies. Prior to joining Boxer Capital, Dr. Ellis was a corporate and securities attorney at Wilson Sonsini Goodrich & Rosati, P.C. from August 2013 to July 2018, where he worked with life sciences companies and investors on a variety of corporate transactions. Dr. Ellis received an M.D. and general surgery training at Baylor College of Medicine, a J.D. from New York University School of Law, and a B.S. degree in Biology from Baylor University.

Carole L. Nuechterlein, J.D., has served on our board of directors since the completion of our initial public offering. Ms. Nuechterlein joined F. Hoffmann-La Roche Ltd. in 2001 and currently serves as the head of Roche Venture Fund. Prior to that, from 1998 to 2001, Ms. Nuechterlein served as General Counsel for SangStat, Inc., a biopharmaceutical company. Ms. Nuechterlein has served as a member of the board of directors of Millendo Therapeutics, Inc. (Nasdaq:MLND) since March 2017 and Aligos Therapeutics (Nasdaq: ALGS) since August 2018,. Ms. Nuechterlein serves and has served as a member of the boards of directors of a number of private biotechnology companies, including Enthera Therapeutics since January 2021, Entrada Therapeutics since April 2020, Vivet Therapeutics SAS since April 2017, CiVi BioPharma, Inc. since March 2017, Mission Therapeutics Ltd. since January 2017, Arch Oncology Inc. since August 2016 and Second Genome, Inc. since April 2016. She also served as a member of the board of directors of AveXis Inc., a biotechnology company (Nasdaq:AVXS), from October 2014 to May 2017. Ms. Nuechterlein received a B.A. from Valparaiso University and a J.D. from University of Michigan. We believe Ms. Nuechterlein’s experience investing in innovative biotechnology companies qualifies her to serve on our board of directors.

Richard Heyman, Ph.D., has served on our board of directors since the completion of our initial public offering. Dr. Heyman is chairman of the board of directors and co-founder of Metacrine, Inc., a biotechnology company developing new therapeutics for the treatment of liver and gastrointestinal diseases. He also is on the board of directors of Gritstone Oncology, Inc. (Nasdaq:GRTS) and is the co-founder and chairman of the board of directors of ORIC Pharmaceuticals, Inc. (Nasdaq:ORIC). Previously, Dr. Heyman served as president and chief executive officer of Seragon Pharmaceuticals Inc., or Seragon, a privately-held biotechnology company, which was acquired by Genentech in 2014. Prior to Seragon, he co-founded and served as president and chief executive officer of Aragon Pharmaceuticals, Inc., or Aragon, until it was purchased by Johnson & Johnson in 2013. Dr. Heyman is a venture partner for Arch Ventures and also serves on the boards of directors for private life sciences companies Yumanity Therapeutics, Inc., Vividion Therapeutics, Inc., PMV Pharmaceuticals, Inc. and Amunix Inc. He is Vice Chair of the Board of Trustees at the Salk Institute, on the Board Foundation for the American Association for Cancer Research, or AACR, and on the Board of Visitors at the University of California at San Diego Moores Cancer Center. Dr. Heyman received a B.S. in chemistry from the University of Connecticut and a Ph.D. in pharmacology from the University of Minnesota. He was an NIH post-doctoral fellow and staff scientist at the Salk Institute. We believe Dr. Heyman’s experience and expertise as a biotechnology executive and investor qualifies him to serve on our board of directors.

Charles M. Baum, M.D., Ph.D., has served on our board of directors since the completion of our initial public offering. Dr. Baum has been the President and Chief Executive Officer and a member of the board of directors of Mirati Therapeutics, Inc. since November 2012. From June 2003 to September 2012, he was at Pfizer as Senior Vice President for Biotherapeutic Clinical Research within Pfizer’s Worldwide Research & Development division and as Vice President and Head of Oncology Development and Chief Medical Officer for Pfizer’s Biotherapeutics and Bioinnovation Center. From 2000 to 2003, he was responsible for the development of several oncology compounds at Schering-Plough Corporation (acquired by Merck). His career has included academic and hospital positions at Stanford University and Emory University, as well as positions of increasing responsibility within the pharmaceutical industry at SyStemix, Inc. (acquired by Novartis AG), G.D. Searle & Company (acquired by Pfizer), Schering-Plough Corporation (acquired by Merck) and Pfizer. Dr. Baum has served on the board of directors of Immunomedics, Inc. (Nasdaq:IMMU) since February 2019 and was on the board of directors of Array BioPharma Inc. from 2014 until its acquisition by Pfizer in July 2019. Dr. Baum received his M.D. and Ph.D. (Immunology) degrees from Washington University School of Medicine in St. Louis, Missouri and completed his post-doctoral training at Stanford University. We believe Dr. Baum’s experience as a biotechnology executive and his expertise in targeted oncology qualifies him to serve on our board of directors.

Jamie G. Christensen, Ph.D., has served on our board of directors since the completion of our initial public offering. Dr. Christensen has been the Executive Vice President and Chief Scientific Officer of Mirati Therapeutics, Inc. since June 2013. In his role at Mirati, he is responsible for drug discovery, translational research, drug manufacturing and companion diagnostics research and teams. While at Mirati, Dr. Christensen led activities related to the discovery and advancement of the KRAS G12C inhibitor, MRTX849, as well as the spectrum-selective receptor tyrosine kinase (RTK) inhibitor, sitravatinib, through IND and clinical development. Prior to Mirati,

Dr. Christensen most recently was the head of Oncology Precision Medicine and member of the executive leadership team in the Oncology Research Unit at Pfizer. While at Pfizer, Dr Christensen led key aspects of the nonclinical and clinical development of sunitinib (Sutent®), crizotinib (Xalkori®), and palbociclib (Ibrance®). Prior to his time at Pfizer, he held positions at SUGEN/Pharmacia as a Group Leader on the Preclinical Research and Exploratory Development team. Dr. Christensen initiated his industry experience at Warner Lambert/Parke-Davis with research focus in RTK biology and pathway biomarker development in the oncology therapeutic area. Dr. Christensen received his Ph.D. focusing in Molecular Pharmacology from North Carolina State University with dissertation research directed toward characterization of mechanisms of apoptosis dysregulation during the process of carcinogenesis. We believe Dr. Christensen’s experience as a biotechnology executive and his expertise in drug discovery and translational research qualifies him to serve on our board of directors.

James B. Avery has served on our board of directors since October 2020. Mr. Avery joined Tavistock Group in July 2014 and is currently a Senior Managing Director. From 2003 to June 2014, Mr. Avery was a Managing Director and Co-Founder of GCA Savvian, a boutique investment bank, in addition to holding the position of Representative Director for GCA Corporation, GCA Savvian’s parent company that is publicly traded on the Tokyo Stock Exchange. Prior to GCA Savvian, Mr. Avery spent 10 years working in the New York and Silicon Valley offices of Morgan Stanley, where he advised clients across a number of industries on strategic, merger & acquisition and capital market transactions. Mr. Avery has also held roles at Edward M. Greenberg Associates, Burson-Marsteller, Westdeutsche Landesbank, and Republic National Bank of New York. Mr. Avery is currently a member of the board of directors of Inseego Corp. (Nasdaq: INSG) and FrontWell Capital Partners. Mr. Avery received his Bachelor of Science in Finance from Miami University in 1986. We believe that Mr. Avery’s management background and expertise in strategic corporate matters and capital markets qualifies him to serve as a member of our board of directors.

Number and Terms of Office of Officers and Directors

Our board of directors has seven members, five of whom are deemed “independent” under SEC and Nasdaq rules. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Carole L. Nuechterlein and Jamie G. Christensen, expires at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Richard Heyman and Charles M. Baum, expires at the second annual meeting. The term of office of the third class of directors, consisting of Aaron I. Davis, Christopher Fuglesang and James B. Avery, expires at our third annual meeting of stockholders. We may not hold an annual meeting of stockholders until after we consummate our initial business combination.

Pursuant to an agreement with our sponsor, upon consummation of an initial business combination, our sponsor will be entitled to nominate two individuals for election to our board of directors.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our directors may consist of a chairman of the board, and that our officers may consist of chief executive officer, president, chief financial officer, executive vice president(s), vice president(s), secretary, treasurer and such other officers as may be determined by the board of directors.

Executive Compensation

No executive officer has received any cash compensation for services rendered to us. We will pay to an affiliate of our sponsor a fee of $10,000 per month for providing us with office space and certain office and secretarial services until we close a business combination. However, pursuant to the terms of such agreement, we may delay payment of such monthly fee upon a determination by our audit committee that we lack sufficient funds held outside the trust to pay actual or anticipated expenses in connection with our initial business combination. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of our initial business combination. Other than the $10,000 per month administrative fee, no compensation or fees of any kind, including finder’s fees, consulting fees and other similar fees, will be paid to our insiders or any of the members of our management team, for services rendered prior to or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of a stockholder meeting held to consider our initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

Director Independence

Nasdaq listing standards require that within one year of the listing of our securities on the Nasdaq Capital Market we have at least three independent directors and that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors had determined that Carole L. Nuechterlein, Richard Heyman, Jamie Christensen, Charles M. Baum and James B. Avery are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

We will only enter into a business combination if it is approved by a majority of our independent directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must be approved by our audit committee and a majority of disinterested directors. To date there have been no waivers of this policy.

Audit Committee

We have established an audit committee of the board of directors, which consists of Carole L. Nuechterlein, Richard Heyman, and Charles M. Baum, each of whom is an independent director. Carole L. Nuechterlein serves as chairman of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•        reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•        discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•        discussing with management major risk assessment and risk management policies;

•        monitoring the independence of the independent auditor;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        reviewing and approving all related-party transactions;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•        appointing or replacing the independent auditor;

•        determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•        approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Carole L. Nuechterlein qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Guidelines for Selecting Director Nominees

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors.

The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. Carole L. Nuechterlein, Richard Heyman, Jamie Christensen, Chuck Baum and James B. Avery will participate in the consideration and recommendation of director nominees. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual general meeting (or, if applicable, special meeting). Our stockholders that wish to nominate a director for election to the Board should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee

We have established a compensation committee of the board of directors consisting of Richard Heyman and Carole L. Nuechterlein, each of whom is an independent director. Richard Heyman serves as chairman of the compensation committee. We adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our President and Chief Executive Officer’s compensation, evaluating our President and Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our President and Chief Executive Officer based on such evaluation;

•        reviewing and approving the compensation of all of our other executive officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

As of the date of this proxy statement/prospectus our compensation committee is in place; however, at the time of the Business Combination the composition of our board will change and the members of the Combined Entity’s compensation committee may not be named until after closing of the Business Combination. We may not have a compensation committee in place prior to the completion of our initial business combination. Any executive compensation matters that arise prior to the time we have a compensation committee in place will be determined by our independent directors. None of our directors who currently serve as members of our compensation committee is, or has at any time in the past been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee of any other entity that has one or more executive officers serving on our board of directors. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors of any other entity that has one or more executive officers serving on our compensation committee.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Conflicts of Interest

Investors should be aware of the following potential conflicts of interest:

•        None of our officers and directors are required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

•        In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

•        Unless we consummate our initial business combination, our officers, directors and other insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account. As of June 15, 2021, no out-of-pocket expenses are owed to BCTG’s officers, directors and Sponsor.

•        The insider shares beneficially owned by our officers and directors will be released from escrow only if our initial business combination is successfully completed. Additionally, if we are unable to complete an initial business combination within the required time frame, our officers and directors will not be entitled to receive any amounts held in the trust account with respect to any of their insider shares or private shares. For the foregoing reasons, our board may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effect our initial business combination; and

•        Boxer Capital, an affiliate of the Sponsor, has a seat on the Tango board of directors (occupied by Aaron Davis) and owns approximately 15% of Tango’s outstanding securities prior to the Business Combination.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•        the corporation could financially undertake the opportunity;

•        the opportunity is within the corporation’s line of business; and

•        it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our certificate of incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. In order to minimize potential conflicts of interest which may arise from multiple affiliations, our officers and directors (other than our independent directors) have agreed to present to us for our consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire a target business, until the earlier of: (1) our consummation of an initial business combination and (2) 24 months from the date of the BCTG IPO. This agreement is, however, subject to any pre-existing fiduciary and contractual obligations such officer or director may from time to time have to another entity. Accordingly, if any of them becomes aware of a business combination opportunity which is suitable for an entity to which he or she has pre-existing fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete our business combination because in most cases the affiliated companies are closely held entities controlled by the officer or director or the nature of the affiliated company’s business is such that it is unlikely that a conflict will arise.

The following table summarizes the current material pre-existing fiduciary or contractual obligations of our officers, directors and director nominees:

Name of Individual	Name of Affiliated Company	Entity’s Business	Affiliation
Aaron Davis	Boxer Capital, LLC	Investment Fund	Chief Executive Officer
	MVA Investors, LLC	Investment Fund	Chief Executive Officer
	Mirati Therapeutics, Inc.	Therapeutics	Director
	Odonate Therapeutics, Inc.	Therapeutics	Director
	iTeos Therapeutics, Inc.	Therapeutics	Director
	Tango Therapeutics, Inc.	Therapeutics	Director
	CiVi Biopharma Holdings, Inc.	Therapeutics	Executive Chairman
	Rain Therapeutics, Inc.	Therapeutics	Director
	Flare Therapeutics, Inc.	Therapeutics	Director

Christopher Fuglesang	Boxer Capital, LLC	Investment Fund	Managing Director
	MVA Investors, LLC	Investment Fund	President
	CiVi Biopharma Holdings, Inc.	Therapeutics	Director

Name of Individual	Name of Affiliated Company	Entity’s Business	Affiliation
	Coho Therapeutics, Inc.	Therapeutics	Director
	Shoreline Biosciences, Inc.	Therapeutics	Director
Michael Beauchamp	Boxer Capital, LLC	Investment Fund	Vice President of Finance
Andrew Ellis	Boxer Capital, LLC	Investment Fund	Senior Vice President
Carole L. Nuechterlein	F. Hoffmann-La Roche Ltd.	Therapeutics	Deputy Director, Head of Roche Venture Fund
	Millendo Therapeutics, Inc.	Therapeutics	Director
	Aligos Therapeutics, Inc.	Therapeutics	Director
	Vivet Therapeutics SAS	Therapeutics	Director
	CiVi Biopharma Holdings, Inc.	Therapeutics	Director
	Entrada Therapeutics, Inc.	Therapeutics	Director
	Mission Therapeutics Ltd.	Therapeutics	Director
	Arch Oncology Inc.	Therapeutics	Director
	Second Genome, Inc.	Therapeutics	Director
	Enthera Therapeutics	Therapeutics	Director
Richard Heyman	Arch Ventures	Investment Fund	Venture Partner
	Metacrine, Inc.	Therapeutics	Chairman
	Millendo Therapeutics, Inc.	Therapeutics	Director
	ORIC Pharmaceuticals	Therapeutics	Director
	Yumanity Therapeutics, Inc.	Therapeutics	Director
	Vividion Therapeutics, Inc.	Therapeutics	Director
	PMV Pharmaceuticals, Inc.	Therapeutics	Chairman
	Amunix, Inc.	Therapeutics	Director
Charles M. Baum	Mirati Therapeutics, Inc.	Therapeutics	President, Chief Executive Officer and Director
	OncoMyx Therapeutics, Inc.	Therapeutics	Chairman
Jamie G. Christensen	Mirati Therapeutics, Inc.	Therapeutics	Executive Vice President and Chief Scientific Officer
James B. Avery	Tavistock Group	Financial	Senior Managing Director

Further, our insiders, including our officers and directors, have agreed to vote any shares of common stock held by them in favor of our initial business combination. In addition, they have agreed to waive their respective rights to receive any amounts held in the trust account with respect to their insider shares and private shares if we are unable to complete our initial business combination within the required time frame. If they purchase shares of common stock in the open market, however, they would be entitled to receive their pro rata share of the amounts held in the trust account if we are unable to complete our initial business combination within the required time frame, but have agreed not to convert such shares in connection with the consummation of our initial business combination.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. To date there have been no waivers of this policy.

To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our officers, directors or other insiders, unless we have obtained (i) an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view and (ii) the approval of a majority of our disinterested and independent directors (if we have any at that time). In no event will our insiders or any of the members of our management team be paid any finder’s fee, consulting fee or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is).

For purposes of the proposed business combination with Tango, our board of directors delegated decisions related to the proposed business combination with Tango, including the assessment of the terms of the proposed transaction, to a subcommittee of independent directors. This independent subcommittee assessed the proposed terms in light of the potential conflict of interest and with the support of a third-party fairness opinion.

The prior investments of Boxer Capital in Tango were comprised of investments in Tango’s Series B financing and Series B-1 financing. On April 7, 2020 and March 11, 2021, Boxer Capital purchased 8,507,260 shares and 8,507,260 shares, respectively, of Tango’s Series B Preferred Stock at a per share price of $1.3224, for an aggregate investment of $22.5 million in two closings. On August 17, 2020, Boxer Capital purchased 3,511,769 shares of Tango’s Series B-1 Preferred Stock at a per share price of $1.885, for an aggregate investment of $6.5 million in a single closing.

Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. Notwithstanding the foregoing, as set forth in our certificate of incorporation, such indemnification will not extend to any claims our insiders may make to us to cover any loss that they may sustain as a result of their agreement to pay debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us as described elsewhere in this proxy statement/prospectus.

Our bylaws also will permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We will purchase a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of the date of this proxy statement/prospectus.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Shares
BCTG Holdings, LLC (our sponsor)(2)	4,488,450	21.0	%(3)
Aaron Davis	—	—
Christopher Fuglesang	—	—
Michael Beauchamp	—	—
Andrew Ellis	—	—
Carole L. Nuechterlein	—	—
Richard Heyman	40,600	*
Charles M. Baum	40,600	*
Jamie G. Christensen	40,600	*
James B. Avery	—	—
All officers and directors as a group (9 individuals)	121,800	*
	4,610,250	21.6	%(3)

____________

*        Less than 1.0%.

(1)      Unless otherwise indicated, the business address of each of the individuals is c/o BCTG Acquisition Corp., 12860 El Camino Real, Suite 300, San Diego, CA 92130

(2)      A board consisting of Aaron Davis, Christopher Fuglesang and Andrew Ellis makes voting and dispositive decisions with respect to our securities owned by the sponsor. Each of Aaron Davis, Christopher Fuglesang and Andrew Ellis disclaims any pecuniary interest in the sponsor except to the extent of his beneficial interest in the securities owned by the sponsor.

(3)      Includes 533,500 private placement shares purchased by our sponsor.

Restrictions on Transfers of Insider Shares

All of the insider shares issued and outstanding prior to the date of the BCTG IPO were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until (1) with respect to 50% of the insider shares, the earlier of six months after the date of the consummation of our initial business combination and the date on which the closing price of our common stock equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 10 trading days within any 30-trading day period commencing after our initial business combination and (2) with respect to the remaining 50% of the insider shares, six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a liquidation, merger, share exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares for cash, securities or other property.

During the escrow period, the holders of these shares will not be able to sell or transfer their securities except (i) for transfers to our officers, directors or their respective affiliates (including for transfers to an entity’s members upon its liquidation), (ii) to relatives and trusts for estate planning purposes, (iii) by virtue of the laws of descent and distribution upon death, (iv) pursuant to a qualified domestic relations order, (v) by certain pledges to secure obligations incurred in connection with purchases of our securities, (vi) by private sales made at or prior to the consummation of a business combination at prices no greater than the price at which the shares were originally purchased or (vii) to us for no value for cancellation in connection with the consummation of our initial business combination, in each case (except for clause (vii)) where the transferee agrees to the terms of the escrow agreement, but will retain all other rights as our stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate the trust account, none of our initial stockholders will receive any portion of the liquidation proceeds with respect to their insider shares.

Registration Rights

The holders of the Founders Shares, Private Shares and shares that may be issued upon conversion of Working Capital Loans (as defined below) are entitled to registration rights pursuant to a registration rights agreement. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the Founders Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements. These rights will terminate in connection with the Business Combination and be replaced by the rights under an Amended and Restated Registration and Stockholder Rights Agreement.

SELECTED FINANCIAL AND OTHER DATA OF BCTG

The balance sheet data of BCTG as of March 31, 2021 (unaudited) and December 31, 2020 and the historical statement of operations data of BCTG for the three months ended March 31, 2021 (unaudited) and period from May 21, 2020 (inception) to December 31, 2020 are derived from BCTG’s unaudited interim financial statements and audited financial statements included elsewhere in this proxy statement/prospectus. In BCTG’s management’s opinion, the unaudited interim financial statements and audited financial statements include all adjustments necessary to state fairly BCTG’s financial position as of March 31, 2021 (unaudited) and December 31, 2020 and the results of operations for the three months ended March 31, 2021 (unaudited) and period from May 21, 2020 (inception) to December 31, 2020.

BCTG is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BCTG” and BCTG’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

STATEMENT OF OPERATIONS

	Three Months Ended March 31, 2021	May 21, 2020 (Inception) Through December 31, 2020
	(Unaudited)
General and administrative expenses	$211,731	$108,865
Administrative expenses – related party	30,000	40,000
Franchise tax expense	24,164	32,563
Loss from operations	(265,895)	(181,428)
Interest earned on investments held in Trust Account	26,666	65,246
Loss before income tax expense	$(239,229)	(116,182)
Income tax expense	525	6,864
Net loss	$(239,754)	$(123,046)
Weighted average shares outstanding, of Public Shares	16,675,000	16,675,000
Basic and diluted net loss per share, Public Shares	$0.00	$0.00
Weighted average shares outstanding, of Founder Shares	4,702,250	4,212,127
Basic and diluted net loss per share, Founder Shares	$(0.05)	$(0.04)

BALANCE SHEET DATA

	March 31 (2021)	December 31, 2020
	(Unaudited)
Total assets	$168,260,672	$168,312,816
Total liabilities	$6,138,214	$5,950,604
Working capital(1)	$1,149,320	$1,383,227
Total stockholders’ equity	$5,000,008	$5,000,002

____________

(1)      Working capital is defined as total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BCTG

Overview

We are a blank check company incorporated in Delaware on May 21, 2020. We were formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.

Our sponsor is BCTG Holdings, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for our Initial Public Offering was declared effective on September 2, 2020. On September 8, 2020, we consummated our Initial Public Offering of 16,675,000 shares of common stock (the “Public Shares”), including the 2,175,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of approximately $166.8 million, and incurring offering costs of approximately $9.6 million, inclusive of approximately $5.8 million in deferred underwriting commissions.

Simultaneously with the closing of the Initial Public Offering, we consummated the private placement (“Private Placement”) of 533,500 shares of common stock (the “Private Placement Shares”), at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.3 million.

Upon the closing of the Initial Public Offering and the Private Placement, approximately $166.8 million, representing the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was placed in a trust account (“Trust Account”) in the United States maintained by Continental Stock Transfer & Trust Company, as trustee, and will remain invested only in U.S. government treasury bills, notes and bonds with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and which invest solely in U.S. Treasuries, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

Our management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Furthermore, there is no assurance that we will be able to successfully complete a Business Combination.

If a Business Combination has not been consummated within 24 months from the closing of the Initial Public Offering, or September 8, 2022 (the “Combination Period”) and stockholders do not approve an amendment to the amended and restated certificate of incorporation to extend this date, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The initial stockholders have agreed to waive their liquidation rights with respect to the Founders Shares if we fail to complete a Business Combination within the Combination Period. However, if the Initial Stockholders should acquire Public Shares in or after the BCTG IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission held in the Trust Account in the event we do not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of our Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account.

Proposed Business Combination

On April 13, 2021, BCTG Acquisition Corp., a Delaware corporation (“BCTG”), entered into an agreement and plan of merger (as it may be amended and/or restated from time to time, the “Merger Agreement”), by and among BCTG, BCTG Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of BCTG (“Merger Sub”), and Tango Therapeutics, Inc. (“Tango”). Pursuant to the Merger Agreement, at the closing of the transactions contemplated thereby, Merger Sub will merge with and into Tango (the “Merger”) with Tango surviving the merger as a wholly-owned subsidiary of BCTG (the “Proposed Business Combination”). In addition, in connection with the consummation of the Proposed Business Combination, BCTG will be renamed “Tango Therapeutics, Inc.”

Under the Merger Agreement, BCTG has agreed to acquire all of the outstanding shares of Tango common stock (including any options or warrants exercisable therefor) for $550,000,000 in aggregate consideration, comprising 55,000,000 shares of BCTG common stock, based on a price of $10.00 per share (such shares being referred to herein as the “Merger Consideration”).

At the effective time of the Proposed Business Combination (the “Effective Time”), by virtue of the consummation of the Proposed Business Combination and without any further action on the part of BCTG, Merger Sub or Tango (after Tango causes each share of Tango preferred stock that is issued and outstanding immediately prior to the consummation of the Proposed Business Combination to be automatically converted immediately prior to the consummation of the Proposed Business Combination into a number of shares of Tango common stock at the then-effective conversation rate as calculated in accordance with Tango’s organizational documents), each share of Tango common stock issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into the right to receive a number of shares of BCTG common stock equal in value to the quotient of the Merger Consideration divided by the fully diluted capitalization of Tango (the “Exchange Ratio”) without interest. Each outstanding Tango option shall be assumed by BCTG and automatically converted into an option to purchase such number of shares of BCTG’s common stock, as adjusted based on the Exchange Ratio. If any shares of Tango common stock issued and outstanding immediately prior to the Effective Time are shares of Tango restricted stock, then the shares of BCTG common stock issued in exchange for such shares of Tango restricted stock shall to the same extent be unvested and subject to the same repurchase option or risk of forfeiture as in effect immediately prior to the Effective Time, and the certificates and/or book entries representing such shares of BCTG common stock shall accordingly be marked with appropriate legends. No certificates or scrip representing fractional shares of BCTG’s common stock will be issued pursuant to the consummation of the Proposed Business Combination. Stock certificates evidencing the Merger Consideration shall bear restrictive legends as required by any securities laws at the time of the closing of the Proposed Business Combination.

The closing of the Proposed Business Combination is subject to certain customary conditions of the respective parties, including, among other things, (i) stockholder approval; (ii) no Material Adverse Effect (as defined in the Merger Agreement) with respect to Tango since the date of the Merger Agreement; (iii) expiration or termination of the Hart Scott-Rodino waiting period; (iv) a minimum of $5,000,001 of net tangible assets immediately following the closing (after giving effect to any redemptions); (v) proceeds, net of BCTG expenses, at the closing of at least $300 million (subject to certain shortfall provisions); (vi) satisfaction of any applicable listing requirements of The Nasdaq Capital Market; (vii) delivery by certain Tango stockholders of lock-up agreements; and (viii) BCTG and certain Tango stockholders having entered into an amended and restated registration rights agreement.

At the time of the execution of the Merger Agreement BCTG also entered into certain subscription agreements (the “Subscription Agreements”) with certain institutional and accredited investors, pursuant to which, among other things, BCTG agreed to issue and sell, in a private placement to close immediately prior to the closing of the Proposed Business Combination, an aggregate of 18,610,000 shares of BCTG common stock for $10.00 per share for a total of $186,100,000.00.

On April 20, 2021, the Company filed with the SEC a Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and, when available, the Company intends to file a definitive proxy statement and final prospectus to call a special meeting of the holders of BCTG common stock to vote at the meeting (the “Special Meeting”). The holders of the majority of the voting power of BCTG’s common stock present in person or represented by proxy at the Special Meeting must approve the Merger Agreement, the Proposed Business Combination and certain other actions related thereto, as provided in the Delaware General Corporation Law, BCTG’s certificate of incorporation and applicable listing rules of The Nasdaq Stock Market LLC.

The Merger Agreement may be terminated by BCTG or Tango under certain circumstances, including (i) by mutual written consent of BCTG and Tango; (ii) by either BCTG or Tango if the closing of the Business Combination has not occurred on or before September 30, 2021; (iii) by either BCTG or Tango if BCTG has not obtained the necessary stockholder approvals; or (iv) by BCTG if Tango has not timely delivered written consent of the Tango stockholders to the Merger Agreement.

The Merger Agreement, Subscription Agreements and other support agreements have been filed as exhibits to and described in the Company’s Current Report on Form 8-K filed with the SEC on April 14, 2021.

Liquidity and Capital Resources

As of March 31, 2021, we had approximately $1.3 million in our operating bank account, and working capital of approximately $1.2 million.

Through March 31, 2021, our liquidity needs were satisfied through a payment of $25,000 from our Sponsor in exchange for the issuance of the Founder Shares (as defined below), the loan under the certain promissory notes we issued to the Sponsor of approximately $127,000 to us to cover for offering costs in connection with the Initial Public Offering, and net proceeds from the consummation of the Private Placement not held in the Trust Account. We fully repaid the promissory notes on September 10, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, our officers, directors and initial stockholders may, but are not obligated to, provide us Working Capital Loans (see Note 4). However, in the Merger Agreement, we have covenanted not to enter into any such arrangements. Accordingly, as of March 31, 2021, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that we will have sufficient working capital and borrowing capacity from our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors to meet our needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, we will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the initial Business Combination.

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on our financial position, results of our operations and/or its efforts with respect to an initial Business Combination, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations

Our entire activity since inception up to March 31, 2021 was in preparation for our formation and the Initial Public Offering and, since the closing of our Initial Public Offering, a search for business combination candidates and the negotiation of the transactions related to the Proposed Business Combination. We will not be generating any operating revenues until the closing and completion of our initial Business Combination.

For the three months ended March 31, 2021, we had net loss of approximately $240,000, which consisted of approximately $242,000 general and administrative expenses including $30,000 general and administrative expenses — related party, approximately $25,000 of franchise tax expense, and $525 of income tax expense, offset by approximately $27,000 of net gain from investments held in the trust account.

Related Party Transactions

Founder Shares

On June 4, 2020, we issued 3,593,750 shares of common stock to our Sponsor in exchange for a payment of $25,000 (the “Founder Shares”). On September 2, 2020, we declared a dividend of 0.16 shares for each outstanding share of common stock (an aggregate of 575,000 shares), resulting in an aggregate of 4,168,750 shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share dividend. Our Sponsor currently owns an aggregate of 4,488,450 shares of common stock, and our independent directors and advisors collectively own 213,800 shares of common stock.

The Initial Stockholders agreed not to transfer, assign or sell any of their Founder Shares (except to certain permitted transferees) until the earlier of (i) one year after the date of the consummation of the initial Business Combination or (ii) the date on which the closing price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or earlier if, subsequent to the initial Business Combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement Shares

Concurrently with the closing of the Initial Public Offering, our Sponsor purchased 533,500 Private Placement Shares, at a price of $10.00 per share, in a private placement for an aggregate purchase price of approximately $5.3 million. The Private Placement Shares are identical to the shares of common stock sold in the Initial Public Offering, subject to certain limited exceptions as described in Note 1 of our financial statements.

Our Sponsor and our officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination.

Related Party Loans

On May 21, 2020 and June 10, 2020, our Sponsor agreed to loan us up to $25,025 and $274,975, respectively, for an aggregate amount of $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to certain promissory notes. These promissory notes were non-interest bearing, unsecured and due upon the date we consummate the Initial Public Offering. We borrowed approximately $127,000 under these promissory notes and repaid them in full on September 10, 2020.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, the initial stockholders, officers and directors and their affiliates may, but are not obligated to, loan us funds as may be required (the “Working Capital Loans”). Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the initial Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of the notes may be converted upon consummation of the Business Combination into additional private placement shares at a conversion price of $10.00 per share. If we do not complete a Business Combination, the loans will not be repaid. Such private placement shares would be identical to the Private Placement Shares. However, in the Merger Agreement, we have covenanted not to enter into any such arrangements. Accordingly, we did not have any borrowings under the Working Capital Loans as of March 31, 2021.

Administrative Support Agreement

Commencing on September 2, 2020, we agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space and certain office and secretarial services. Upon completion of the initial Business Combination or our liquidation, we will cease paying these monthly fees. For the three months ended March 31, 2021, we incurred $30,000 related to these services. As of March 31, 2021, no amounts were payable related to this agreement.

Share Purchase Commitment

Our Sponsor entered into an agreement to purchase an aggregate of at least 2,500,000 shares of common for an aggregate purchase price of $25.0 million, or $10.00 per share, prior to, concurrently with, or following the closing of the initial Business Combination in a private placement. The funds from such private placement may be used as part of the consideration to the sellers in the initial Business Combination, and any excess funds from such private placement may be used for working capital in the post-transaction company.

Contractual Obligations

Registration Rights

The holders of the Founder Shares, Private Placement Shares and shares that may be issued upon conversion of Working Capital Loans are entitled to registration rights pursuant to a registration rights agreement. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters in our Initial Public Offering were entitled to an underwriting discount of $0.20 per share, or approximately $3.3 million in the aggregate, which was paid upon the closing of the Initial Public Offering. In addition, the underwriters will be entitled to a deferred underwriting commission of $0.35 per share, or approximately $5.8 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

Common Stock Subject to Possible Redemption

We account for our common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, shares of common stock are classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events.

Net loss per common shares

Net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the periods.

Our unaudited condensed consolidated statements of operation include a presentation of loss per share for common shares subject to redemption in a manner similar to the two-class method of income per share. Net loss per share, basic and diluted for Public Shares for three months ended March 31, 2021 is calculated by dividing the investment income earned on the Trust Account of approximately $27,000, net of applicable income and franchise taxes available to be withdrawn from the Trust Account of approximately $25,000 by the weighted average number of Public Shares outstanding for the period.

Net loss per share, basic and diluted for Founder Shares for the three months ended March 31, 2021 is calculated by dividing the net loss of approximately $240,000, less net income attributable to Public Shares of approximately $2,000, resulting in a net loss of approximately $242,000, by the weighted average number of non-redeemable common shares outstanding for the periods.

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting standards update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. The ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2021 and adoption must be as of the beginning of our annual fiscal year. We are currently evaluating the impact of this standard on our financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying unaudited condensed consolidated financial statements.

Off-Balance Sheet Arrangements

As of March 31, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

INFORMATION ABOUT TANGO

Throughout this section, unless otherwise noted, “we,” “us,” “Tango” and the “Company” refer to Tango Therapeutics, Inc. and its consolidated subsidiaries.

Overview

We are a precision oncology company leveraging our state-of-the-art target discovery platform to identify novel targets and develop new drugs directed at tumor suppressor gene loss in defined patient populations with high unmet medical need. Tumor suppressor gene loss remains a largely untouched target space specifically because these genetic events cannot be directly targeted. Empowered by recent advances in CRISPR technology, we are now able to employ a unique functional genomics approach and apply the principles of synthetic lethality to target the loss of specific tumor suppressor genes at scale. We believe this will result in establishing a sustainable pipeline optimized to deliver meaningfully clinical benefit to patients. Our novel small molecules are designed to be selectively active in cancer cells with specific tumor suppressor gene loss, killing those cancer cells while being relatively inert in normal cells. We also are extending this target space beyond the classic, cell-autonomous effects of tumor suppressor gene loss to include the discovery of novel targets that reverse the effects of tumor suppressor gene loss that prevent the immune system from recognizing and killing cancer cells (immune evasion). We believe this approach will provide the ability to deliver the deep, sustained target inhibition necessary for prolonged tumor regression and meaningful clinical benefit as a result of the unique ability of synthetic lethal targeting to spare normal cells. We believe our approach also opens possibilities of histology-agnostic treatments for patients harboring specific genome alternations, regardless of cancer type, in cases where a specific tumor suppressor gene loss is common to more than one subgroup of cancers.

Our target discovery and drug development process, which is clinically oriented and guided by patient-focused cancer genetics to produce innovative therapies, can be summarized by the following fundamental elements:

•        A singular focus on precision oncology from target discovery through clinical development.    By identifying a target patient population, defining the tumor suppressor gene loss that characterizes those patients’ cancers and using in vitro and in vivo models that mimic the genetics of those cancer cells in our discovery platform, we concentrate discovery and clinical development paths on treatments for those patients most likely to derive meaningful clinical benefit from each new molecule.

•        Deep expertise linking cancer genetics to novel target discovery.    We have built a state-of-the-art discovery engine, based on multiple optimized CRISPR systems, advanced functional genomics and a proprietary cloud-based computational biology platform, which we refer to as TANDEM, for sophisticated analysis of our genetic and functional data, enabling integration of target biology with specific genetic alterations in cancer cells.

•        A versatile drug discovery approach.    We employ our hit-finding and medicinal chemistry expertise to identify tractable chemical matter and solve high resolution crystal structures for our novel targets as the basis for designing potent, selective molecules with the precise mechanism of action required by the target biology.

•        A unique ability to bring precision medicine to immuno-oncology.    Through our rigorous focus on cancer genetics, we have identified critical links between tumor suppressor gene loss and the ability of tumor cells to evade killing by the immune system causing immune evasion. That knowledge powers our approach to reverse the tumor-intrinsic immune evasion mechanisms driven by specific tumor suppressor gene loss in cancer cells. We plan to design clinical trials that combine the efficiency and

Our first product candidate, TNG908, is a potent, selective, synthetic lethal, small molecule inhibitor of protein arginine methyltransferase 5 (“PRMT5”) designed to work selectively in cancer cells with an -methylthioadenosine phosphorylase (“MTAP”) deletion. MTAP-deletion occurs in approximately 10% to 15% of all human tumors, including many common cancers with high unmet need such as squamous cell lung, esophageal and bladder cancer, creating a significant therapeutic opportunity for patients. The challenge of non-synthetic lethal PRMT5 inhibitors in treating cancer is that they kill rapidly growing normal cells (bone marrow cells in particular) as effectively as cancer cells and therefore the dose needed to kill cancer cells often cannot be achieved without endangering patients. To address this problem, we designed TNG908 to be selectively active (synthetic lethal) in cancer cells that have a deletion of MTAP, which is not present in normal cells. MTAP encodes the enzyme that degrades 5’-deoxy-5’-methylthioadenosine (“MTA”), an intrinsic inhibitor of PRMT5. Deletion of MTAP is not tumor-promoting by itself but occurs as a “passenger” with deletion of the tumor suppressor gene CDKN2A. As the normal function of MTAP is to degrade MTA, MTAP deletion results in marked accumulation of MTA in cancer cells. This increase in MTA results in partial PRMT5 inhibition, creating a vulnerability that is not sufficient alone to kill tumor cells but makes them more susceptible to PRMT5 inhibition than normal cells. As PRMT5 is an essential gene, treatment with a PRMT5 inhibitor like TNG908 is sufficient to cause cancer cell death without killing normal cells. However, treatment with a non-selective PRMT5 inhibitor kills cancer cells and normal cells at approximately the same exposure, markedly limits potential efficacy. This difference in mechanism of inhibition occurs because TNG908 binds much more efficiently to the PRMT5-MTA complex, so the increased MTA levels in MTAP-deleted cancer cells make TNG908 more potent in MTAP-deleted cancer cells than in normal cells. In our preclinical studies, TNG908 has demonstrated 15-fold greater potency in MTAP-deleted cancer cells versus normal cells. This unique selectivity of TNG908 for MTAP-deleted cancer cells allows for the near-complete and sustained inhibition of PRMT5 needed to induce tumor cell death while sparing normal cells, including bone marrow cells which is likely responsible for the dose-limiting toxicity of non-synthetic lethal PRMT5 inhibitors currently in clinical development. In our preclinical studies, TNG908 demonstrated selectivity for MTAP-deleted tumors, anti-tumor effects in vitro and in vivo, and pharmacokinetics that, if approved, support its potential to be a highly differentiated synthetic lethal PRMT5 inhibitor. We plan to file an Investigational New Drug (“IND”) application for TNG908 in the fourth quarter of 2021 and initiate a Phase 1/2 clinical trial in the first half of 2022.

Our second product candidate has the potential to be a highly differentiated small molecule inhibitor of ubiquitin-specific protease 1 (“USP1”), a synthetic lethal target for BRCA1-mutant breast, ovarian and prostate cancer. USP1 has the potential to treat a patient population that is comparable in size to approximately half of the patient population for poly (ADP-ribose) polymerase (“PARP”) inhibitors that are effective against cancers with BRCA1 and BRCA2 mutations. BRCA1 mutations are present in approximately 15% of ovarian cancer, 5% of breast cancer, and 1% of prostate cancer. In vitro and in vivo preclinical data demonstrate potent anti-tumor activity with a lead series compound used as a single agent. Preclinical data further demonstrate that USP1 inhibition is synergistic with PARP inhibition in BRCA1 mutant cancer cell lines and murine xenograft models, providing the basis for the future clinical trials of a USP1 inhibitor both as a single agent and in combination with PARP inhibitors in BRCA1-mutant breast, ovarian and prostate cancer. Tango anticipates advancing a clinical candidate and filing an IND for this program in 2022.

Our third program, an undisclosed target (Target 3), exploits our platform developed to find synthetic lethal targets that reverse the immune evasion effects of tumor suppressor gene loss, in this case serine-threonine kinase 11 (“STK11”) loss-of-function mutations. STK11 loss-of-function mutations are present in approximately 20% of non-small cell lung cancers. Using our proprietary target discovery platform, we identified STK11 as a tumor suppressor gene responsible for mediating cancer cell resistance to immunotherapy when deleted (immune evasion) and then identified a novel drug target (Target 3) that reverses this effect when inhibited in preclinical studies. We expect the clinical development plan for this inhibitor in STK11-mutant lung cancer to be the first to combine the power of genetically-based patient selection and checkpoint inhibitor therapy. We anticipate advancing a clinical candidate for this target into IND-enabling studies in the second half of 2022 and filing an IND in 2023.

In October 2018, we entered into a collaboration agreement with Gilead Sciences Inc. (“Gilead”), and this collaboration was expanded in August 2020 (the “Gilead Agreement”). Our immune evasion platform is the foundation for our collaboration with Gilead. Under the Gilead Agreement, we and Gilead collaborate to identify and develop novel immune evasion targets by leveraging our proprietary functional genomics-based discovery platform. To date, Gilead has licensed two of our programs and has research-extended one program.

Our collaboration with Gilead excludes our lead program, PRMT5, as well as USP1 and our undisclosed target (Target 3) in STK11-mutant cancers. We retain the right to identify and validate targets outside the scope of our collaboration with Gilead, which includes all cell autonomous targets except those discovered in immune evasion contexts, and to develop and commercialize products directed to such targets on our own or in collaboration with third parties.

See “— Collaborations and License Agreements — Collaboration and License Agreement with Gilead Sciences” for additional information.

Our Pipeline

We are leveraging the power and productivity of our discovery engine to discover and validate multiple novel targets each year. Our growing pipeline consists of discovery programs for multiple cancer types with limited treatment options. Our pipeline is summarized in the table below:

Our Strategy

We are pioneering novel approaches to the discovery and development of innovative precision oncology therapies. We leverage the following core strategic components, enabling bold thinking in pursuit of transformative therapies for patients with cancer:

•        Advance TNG908, the first PRMT5 inhibitor scheduled to enter the clinic that is synthetic lethal with MTAP deletion, into the clinic in multiple indications with high unmet need.    TNG908, our PRMT5 inhibitor, is currently in IND-enabling studies. We plan to file an IND in the fourth quarter of 2021 and initiate a Phase 1/2 clinical trial in the first half of 2022.

•        Advance our USP1 inhibitor program into clinical development in multiple BRCA1-mutant cancer types.    We discovered USP1 as a strong synthetic lethal target for BRCA1 loss of function. We are developing a potent, potentially differentiated molecule for the treatment of BRCA1-mutant breast, ovarian and prostate cancer. We plan to file an IND in 2022 and expect this molecule to have both single agent activity in PARPi-naïve and PARPi-resistant BRCA1 mutant cancers and to synergize with PARP inhibitors. As with PARP inhibitors, it may be possible to define additional sensitive patient populations based on the mechanism of action of USP1 inhibition.

•        Bring the first immunotherapy program within genetically-defined patients into the clinic in STK11-mutant lung cancer.    Using our innovative discovery platform, we identified and validated STK11 as a tumor suppressor gene that, when inactivated causes immune evasion, manifest clinically as checkpoint inhibitor resistance. We are pioneering the development of treatments that reverse STK11-loss mediated immune evasion. We anticipate advancing a clinical candidate for our first immune evasion target into IND-enabling studies in the second half of 2022 and filing an IND in 2023.

•        Discover and drug the next generation of precision oncology targets. We are growing our drug discovery pipeline with potentially innovative and differentiated discovery programs for multiple common genetically defined cancers. Based on evidence from multiple datasets that hundreds of synthetic lethal pairs remain to be discovered, we believe that our target discovery engine will continue to fuel our drug discovery pipeline for the foreseeable future. Based on the productivity of our discovery platform, we plan to file one new IND every 12 to18 months and have multiple targets in discovery stage.

•        Opportunistically evaluate and maximize the value of our strategic collaboration to bring more medicines to patients, accelerate development timelines and explore combination therapy approaches for our product candidates.    Through our collaboration with Gilead, we can validate

and develop multiple immune evasion targets, producing more potential drug targets than we can independently develop by accessing the expanded capabilities and global development reach of a large company. We will consider additional collaborations that could maximize the value of our pipeline through the evaluation of our product candidates in combination with compounds owned by third parties and/or through collaborations that allow us to leverage the existing infrastructure of other companies.

Our Corporate History and Team

We have assembled an experienced team of experts in genetics, drug discovery and precision oncology to leverage synthetic lethality as a key principle of our strategy. Our Chief Executive Officer and co-founder, Barbara Weber MD, is a board-certified medical oncologist and was a Professor of Medicine and Genetics at the University of Pennsylvania, where she was involved in the identification and characterization of BRCA1 and BRCA2, led a clinical and translational research program in cancer genetics and developed the foundational concepts on which Tango was founded. Moving to industry in 2005, she led early oncology clinical development at GlaxoSmithKline and then Novartis, where she oversaw the filing of more than 80 INDs. She also spearheaded the early development of ceritinib that led to registration of that drug from the Phase I trial. Dr. Weber joined Third Rock Ventures in 2015 as a Venture Partner, where she played a major role in the formation of Relay Therapeutics and Neon Therapeutics (later acquired by BioNTech). She created and led the formation of Tango Therapeutics and launched the Company in 2017. Alan Huang Ph.D., our Chief Scientific Officer, also played a leading role in the creation of Tango, specifically developing the ground-breaking concept of immune evasion driven by tumor suppressor gene loss. He brings fourteen years of oncology translational research, target discovery and drug development experience from his years at Millennium Pharmaceuticals (acquired by Takeda) and Novartis, where he led oncology translational research. Dr. Huang oversaw the laboratory-based efforts supporting the Novartis Oncology portfolio and played a leadership role in establishing the foundation of project DRIVE, a large-scale functional genomics screen platform, as well as the Cancer Cell Line Encyclopedia project, a large external genomic collaboration with The Broad Institute.

We have world-class founders now acting as our scientific advisors, a skilled and experienced management team, and a knowledgeable board of directors with deep expertise in oncology, drug development, clinical operations, and company creation. Alan Ashworth, Ph.D., a scientific founder of Tango, was a leader in the discovery of the BRCA2 gene and discovered that PARP inhibitors are synthetic lethal with BRCA1 and BRCA2 mutations. Nobel prize-winner William Kaelin, MD, also a scientific founder, was among the first to describe synthetic lethality in human cancers and has utilized high throughput screens to identify synthetic lethal gene pairs to known, cancer-associated mutations. Scientific founders Antoni Ribas, MD, Ph.D. professor of medicine, professor of surgery, and professor of molecular and medical pharmacology at the University of California Los Angeles is an internationally recognized translational oncology researcher as was Jose Baselga, MD, Ph.D., former head of oncology R&D at AstraZeneca, at the time of his passing in March 2021. Of note, Dr. Ribas was the first to discover inactivating mutations in cancer genes that result in checkpoint inhibitor resistance.

Since our inception we have raised $166.9 million, including through the sale and issuance of preferred stock, and are supported by a strong syndicate of investors, including Third Rock Ventures, Boxer Capital, Casdin Capital, Cormorant Asset Management and Gilead.

BACKGROUND

Cancer Treatment Landscape

Cancer is a disease of the genome, and almost all cancers have multiple genetic lesions that must be addressed to develop curative combination therapies. One view of the hallmarks of cancer suggests that targeting oncogenic drivers, tumor suppressor gene loss and the underlying mechanisms by which cancer cells evade immune destruction are the minimum that will be required for cures. The first wave of precision therapies for cancer focused on drugging gene products that are activated by genetic alterations (oncogenes) in specific cancer types and has resulted in many important drugs for a wide range of cancer types. Precision medicines targeting activated oncogenes are available to an increasing number of cancer patients, but despite these very significant advances most patients still receive treatment that includes various chemotherapy regimens and/or radiation. Although chemotherapy provides significant clinical benefit to many patients, cytotoxic mechanisms that affect normal and cancer cells equally limit the dose of treatments that can be safely given to patients and therefore limit the efficacy of many drugs. There is an urgent need to develop precise, effective, and well-tolerated drugs that selectively target unique cancer genetic dependencies without damaging or killing normal cells.

Precision Medicine and Synthetic Lethality

As hundreds of thousands of human cancers have now been characterized by deep genome sequencing, it is believed that sequence-based discovery of oncogenes druggable with conventional approaches has been largely exhausted, and any remaining undiscovered activating mutations occur at very low frequency (less than 1%). Many other genetic drivers of cancer have been well-characterized but have not been directly targeted due to their molecular structure (undruggable oncogenes) or functional loss (tumor suppressor genes). Tumor suppressor gene loss remains a largely untouched target space specifically because these genetic events cannot be directly targeted. Functional genomic screening provides an avenue to overcome these challenges and identify novel drug targets that may lead to the next wave of drugs needed for the large majority of cancer patients with advanced disease who do not currently survive their diagnoses.

The numerous cancer genome projects that resulted from the advances of the Human Genome Project, as well as systems biology studies using functional genomics technologies (such as RNA interference and CRISPR-Cas9 gene editing), have enabled us to better understand and study cancer based on genetic alterations, rather than by histology and tumor type or tissue of origin. The genetic alterations cataloged by these large-scale cancer genome sequencing efforts include deletions and/or inactivating mutations in almost all human cancer types. Activating mutations in oncogenes have been successfully drugged with multiple inhibitors for HER2 amplification, BCR-ABL translocation, and EGFR and BRAF mutations as well as many others. However, as shown in Figure 1 below, druggable oncogenes represent only a portion of the many genetic alterations that drive the formation of cancers.

DNA
DAMAGE REPAIR
EXISTING DRUGS
PARP inhibitors
CELL CYCLE
REGULATION
TUMOR
SUPPRESSOR
GENES
ONCOGENES
IMMUNE
EVASION
TRANSCRIPTIONAL
REGULATION
UNDRUGGABLE
OR UNKNOWN
OTHER

Figure 1:    Targeting tumor suppressor gene loss directly is not possible because they are deleted or inactivated, and the immune evasion effects of tumor suppressor gene loss has only recently been described. We are using the concept of synthetic lethality to address the unmet medical need of these large groups of patients characterized by tumor suppressor gene loss and activation of immune evasion genes.

Activated oncogenes are the “gas pedals” in cancer development and tumor suppressor genes are the “brakes”. Tumor suppressor gene loss is a central mechanism by which normal cells lose the ability to regulate key protective cellular functions as they undergo malignant transformation. Many tumor suppressor genes have been well-characterized, such as TP53, RB1, and BRCA1, but tumor suppressor gene loss is undruggable, as the function or presence of the genes themselves are lost.

Identification of druggable synthetic lethal partners is currently the only way of targeting the functional loss of tumor suppressor genes in cancer.

Synthetic lethality, initially described in Drosophila (fruit flies) in the 1930s, is classically defined as the setting in which inactivation of either of two genes individually has little effect on cell viability, but the loss of function of both genes simultaneously leads to cell death. In cancer, the concept of synthetic lethality has been extended to pairs of genes where one is inactivated by a genetic alteration and the other is inhibited pharmacologically. While genetic alterations give rise to the development of cancer, they also create a unique vulnerability that can be exploited therapeutically. Biologically, such vulnerability can be the inability of cancer cells to respond to a specific signal, such as DNA damage or cell cycle arrest, or the inability to remodel chromatin or to maintain cellular homeostasis. The unique advantage of a synthetic lethal approach to cancer therapy is that normal cells are not vulnerable to the synthetic lethal drug target and are largely unaffected at drug doses where the relevant cancer cells are selectively killed. The recent success of PARP inhibitors in BRCA-mutant breast, ovarian and prostate cancers is the first clinical example of using synthetic lethality to target tumor suppressor gene loss.

Given the potentially large number of synthetic lethal interactions in the human genome, discovery of synthetic lethal pairs amenable to drug discovery requires a functional genomic approach. We exploit multiple CRISPR technologies to identify synthetic lethal “hits” in cell line panels and in vivo models with loss of a specific tumor suppressor gene and matched as closely as possible to models that retain wild-type (“WT”) function of the tumor suppressor gene. “Hits” from these screens are potential synthetic lethal drug targets, and the patient population expected to benefit from inhibiting these targets is defined by the genetic alteration of the tumor suppressor gene being interrogated.

Synthetic Lethality and Novel Target Discovery

Tumor suppressor gene loss of function is a feature of virtually all human cancers — it is a driver of tumorigenesis of equal importance to oncogene activation - and synthetic lethality provides a powerful framework for developing precision therapeutics that are functionally linked to the loss of specific tumor suppressor genes.

Hundreds of tumor suppressor genes have been described and well-studied. Our internal analyses, supported by published data from the Sanger Institute and other institutions, suggests that there are hundreds of synthetic lethal partner genes for tumor suppressor genes that remain to be discovered which are potential cancer drug targets. As noted above, the first clinically validated example is the PARP-BRCA1/2 synthetic lethal interaction. PARP inhibitors are effective in patients with inactivated tumor suppressor genes BRCA1 and BRCA2, as first described by one of our founders, Alan Ashworth, and summarized in Figure 2 below. Notably, the first PARP inhibitor received U.S. Food and Drug Administration approval in 2016 and this class of molecules is now a multi-billion-dollar market benefiting thousands of patients annually that is projected to become an $8.0 billion market by 2027.

Figure 2.    PARP inhibitors selectively kill these BRCA1/2 mutant cancer cells while largely sparing the normal cells. Therefore, these synthetic lethality targets inherently can offer a wide therapeutic index.

By exploiting the genetic principle of synthetic lethality, our novel molecules lead to selective killing of cancer cells, while being relatively inert in normal cells. We believe that this approach will deliver on the promise of precision medicine to bring more new treatments to the right patients with effective, tolerable drugs for key drivers of cancer, that have heretofore of necessity been ignored in precision oncology.

Tumor Suppressor Gene Loss and Immune Evasion

The classic definition of synthetic lethality applies to events in cancer cells themselves that result in cell death (“cell autonomous” events), but a synthetic lethal target discovery approach can be adapted to identify druggable targets that do not kill cancer cells directly, but rather attract immune cells to destroy them. While a wide variety of mechanisms have been postulated by which cancer cells attain the ability to “hide” from the immune system (immune evasion), including immune editing, T cell exhaustion and an inhibitory microenvironment, important drivers of immune evasion likely come at least in part from the cancer cell itself. However, the genetics of tumor-intrinsic immune evasion have only recently begun to be described, and no drug targets with the potential to reverse this hallmark of cancer have yet been publicly disclosed.

The remarkable clinical activity of immunotherapies, specifically checkpoint inhibitors that help the immune system kill cancer cells, underscores the value of identifying tumor suppressor gene loss that is linked to immune evasion, whereby tumor cells escape destruction by the immune system. We are using the concept of synthetic lethality to address the unmet medical need of this large group of patients by identifying novel immune evasion genes that (1) are activated by tumor suppressor gene loss, and (2) the effects of which can be reversed through inhibition with a small molecule as illustrated in Figure 3 below. In the first step, we perform an in vivo CRISPR-based screen using immune cell-mediated cell killing as the readout. This first step allows us to identify tumor suppressor genes linked to immune evasion. For the second step, we repeat the in vivo CRISPR screen in animals with an intact immune system looking for potential drug targets that reverse the immune evasion effects of the tumor suppressor gene deletion.

Figure 3.    Discovery of novel drug targets that reverse the immune evasion effects of tumor suppressor gene loss requires two sequential in vivo CRISPR-based screens. In the first screen, a CRISPR library of several hundred known tumor suppressor genes is transfected into a syngeneic mouse tumor model, and tumor growth is measured under conditions of increasing immune pressure. “Hits” from this context discovery screen are tumor suppressor genes that are enriched in tumors that grow well even when exposed to anti-PD1 treatment. In the second screen, a CRISPR library of potential drug targets is introduced in a syngeneic mouse tumor model with and without a deletion of the tumor suppressor gene of interest and genes that when knocked out reverse the immune evasion effect of the known tumor suppressor gene are potential drug targets.

Our approach

Unmasking Vulnerabilities in Cancer to Deliver the Next Generation of Targeted Therapies

We were founded on the tenet that tumor suppressor gene loss is a largely unmet target discovery and drug development opportunity. Our target discovery engine, leveraging synthetic lethality with state-of-the-art CRISPR screening, is designed to identify novel drug targets for cancer types with specific tumor suppressor gene loss. We are using this approach to discover synthetic lethal drug targets that pair with specific tumor suppressor gene loss in multiple cancer types that have limited treatment options. Moreover, we plan to use the tumor suppressor gene loss as a patient selection marker for clinical trial enrollment to ensure we are enrolling the patients most likely to benefit from each new drug candidate. We believe this approach should enable efficient clinical development and increase the probability of success with maximum clinical benefit for the patient.

We believe our expertise, capabilities, and experience differentiate us from others and will enable the rapid development of impactful new cancer treatments by:

•        Defining the genetic context of patient subgroups with specific tumor suppressor gene loss;

•        Identifying synthetic lethal targets that are selectively active in specific genetic contexts by using cell line and animal models that reflect the patient genomics in our CRISPR-based target discovery platform;

•        Discovering and optimizing molecules with superior biological and innovative chemical properties; and

•        Selecting patients for clinical trials using the cancer genetic context employed during target discovery as patient selection biomarkers to maximize enrollment of the patients most likely to respond

We are disciplined about adhering to this four-step approach to discovering novel synthetic lethal targets, rigorously validating them, discovering molecules optimized for potency and selectivity for cancer cells and designing genetically driven clinical trials.

Maximum clinical benefit
1
Patient genomics
2
Synthetic lethal target
3
Right Molecule
4
Right Patient

Figure 4.    By anchoring our target discovery in the cancer genomic profile of patients with high unmet need, we are using our functional genomics platform to systematically identify the optimal synthetic lethal target that addresses the unique genetic weaknesses inherent to the cancer cells. Once the synthetic lethal interaction for the genetic alteration/target pair has been validated using multiple model systems, we then develop innovative and/or differentiated small molecule inhibitors and match the treatment to the right patient using the genetic alteration as the patient-selection biomarker inherent to that cancer type.

Target and Drug Discovery

Step 1: Patient genomics.    The first step in each target discovery effort is to define the genetic background of the cancer type of interest, which ultimately becomes the patient selection strategy. For this, we prioritize genetic alterations and tumor types with high unmet medical need. We concentrate on target classes that are druggable with small molecules (or antibodies for cell surface targets if they arise), minimizing drug discovery risk present in emerging areas, for example protein degradation or protein:protein interaction disruption, and accelerating preclinical development timelines.

Step 2: Synthetic lethal targets.    CRISPR is a powerful tool that we use for in vitro and in vivo target discovery and validation. We continue to refine and enhance our capabilities for CRISPR — Cas for gene-editing. In our target discovery screens, we begin with a clinically relevant genetic alteration (tumor suppressor gene loss) that confers defined characteristics, for example, enhanced growth or the ability to avoid immune cell killing causing immune evasion. We then use CRISPR-based gene editing to systematically knock out every gene in a CRISPR library and, using cell viability as a functional readout, to determine which genes may be a synthetic lethal partner with the original mutation or deletion. Our CRISPR libraries vary in size from 200-300 genes for in vivo screening to 5,000 genes for our druggable genome library and 20,000 genes for our whole exome library. Choice of library varies by model system being used and the specific experimental design. Our state-of-the-art CRISPR “toolbox” extends beyond optimized CRISPR-cutting and -mediated knockdown (CRISPRi) systems into sophisticated, optimized combinatorial systems.

A unique feature of our toolbox is our in vivo CRISPR screening capability, essential for discovery of immune evasion targets, and a T cell and cancer cell co-culture system that markedly increases the speed and productivity of immune-oncology target discovery and validation. Exploiting our immune evasion platform, we have evaluated approximately 200 tumor suppressor genes for their ability to induce resistance to checkpoint inhibitors when deleted using in vivo syngeneic mouse tumor models with an intact immune system. Once a tumor suppressor gene has been linked to an immune evasion effect, we use CRISPR gene editing tools to generate multiple relevant isogenic tumor models for target discovery. These isogenic models are engineered pairs of cancer cell lines that differ from each other only by the presence or absence of the tumor suppressor gene loss being evaluated. This approach allows us to systematically interrogate potential drug targets for their ability to reverse immune evasion. Our novel undisclosed target (Target 3), a chemically tractable enzyme for reversing immune evasion in STK11-mutant cancers, is an example. This program has the potential to be the first immuno-oncology program for a genetically defined patient population that currently derives minimal benefit from immune checkpoint inhibitor therapy.

We also have identified synthetic lethal targets using our proprietary computational biology platform, Tango Cancer Dependency Map (“TANDEM”), which brings deep computing, machine-learning, and statistical power to our target discovery capabilities. TANDEM enables in silico analyses of public data for both discovery efforts and target validation and allows for strong clinical hypothesis validation. In addition to analyzing our internally derived data, TANDEM integrates carefully curated genetic and genomic data from the massive external databases generated by the Broad Institute, the Sanger Institute, and the US National Cancer Institute (The Cancer Genome Atlas).

Sophisticated Drug Discovery

Step 3: Right molecule.    Our genetics and cancer biology expertise is complemented by deep drug discovery expertise incorporating chemistry hit finding, biochemistry, structural biology, chemical biology, computational and medicinal chemistry to identify novel chemical space from large diversity libraries and/or with rational design. We utilize multiple hit-finding approaches for each target to maximize our probability of success and identify the best possible chemical space, including high-throughput biochemical screening of our proprietary 500,000 compound diversity library, as well as other approaches including fragment-based, DNA-encoded library technology, and state-of-the art virtual screenings to identify unique chemical starting points. Of note, our drug discovery accomplishments to date include being the first, we believe, to discover an MTA-cooperative PRMT5 inhibitor, inhibitors for a novel exonuclease, sub-nanomolar inhibitors to a second methyltransferase with a previously unknown role in immune evasion and selective inhibitors for a kinase with a very close structural paralog, any one of which would be a substantive achievement on its own.

Our novel target discovery engine and drug discovery expertise are rooted in the fundamental knowledge of cancer genetics and driven by the vision of a leadership team with decades of experience and accomplishments in precision oncology. Our team has deep expertise in the necessary scientific disciplines of cell biology, functional genomics, CRISPR technology, computational biology, and in vivo pharmacology using both conventional (CDX) and patient-derived (PDX) xenograft models. Our senior scientists lead the design and execution of experiments in close collaboration with our external partners for in vivo mouse modeling, absorption, distribution, metabolism and excretion (ADME), pharmacokinetics and pharmacodynamic analysis (PK/PD), process chemistry, scale-up and toxicology.

Our target discovery platform generates multiple targets of interest, which we validate and prioritize for drug discovery based on the strength of the synthetic lethal interaction, tractability of the target, unmet medical need and the ability to select patients with a fixed genetic alteration. With this powerful platform, we are growing our drug discovery pipeline with a balance of potential innovative and differentiated discovery programs for multiple common genetically defined cancer subtypes. Based on the evidence that hundreds of context-specific synthetic lethal pairs remain to be discovered, we expect our highly productive target discovery engine to feed our novel drug discovery pipeline for the foreseeable future and underlies our goal of generating one new IND every 12 to 18 months.

Clinical Development

Step 4: Right patient.    All of our clinical trials will focus on selected patient populations that have the genetic alteration (usually tumor suppressor gene loss) that drove target discovery to increase the probability of maximum therapeutic impact. For example, as our lead program PRMT5 inhibitor is synthetic lethal with MTAP deletion, we will select patients with MTAP-deleted tumors using next-generation sequencing (“NGS”) or immunohistochemistry (“IHC”). As there is the potential to see significant responses across multiple tumor types, we will investigate both histology-specific and histology-agnostic study cohorts, the latter providing a path to tumor agnostic approval if supported by the data. We also will evaluate rare cancer-types where there are no current approved treatments, for example malignant peripheral nerve sheath tumors (“MPNST”), that may allow for an expedited orphan drug registration path. Lastly, for immune evasion targets, we will select patients with resistance to checkpoint inhibitors as well as the genetic alteration of interest, for example STK11 mutations for our undisclosed immune evasion target (Target 3), which would bring genetic patient selection to immuno-oncology for the first time.

OUR PROGRAMS

TNG908

Overview

Our lead development candidate, TNG908, is a potent and selective oral small molecule inhibitor of PRMT5 that is synthetic lethal with MTAP deletion. We believe this interaction is one of the strongest and most prevalent synthetic lethal interactions in human cancers and represents a subset of synthetic lethality termed collateral lethality. Collateral lethality occurs when a “passenger” gene adjacent to a tumor suppressor gene is lost along with the “driver” gene. In this case, MTAP is the “passenger” and is frequently co-deleted with the “driver” CDKN2A gene (p16). The interaction occurs because MTAP-deleted cells accumulate high levels of the PRMT5 inhibitory co-factor MTA. As a result, PRMT5 is partially inhibited in MTAP-deleted cells, making those cells are more sensitive than normal cells to further pharmacological inhibition of PRMT5 activity. We believe this dependency provides the potential for a large therapeutic window for PRMT5 inhibitors in patients with MTAP-deleted tumors, given that normal cells (without MTAP deletion) are largely spared, potentially limiting toxicity and allowing for deep and sustained target inhibition in normal cells.

Taking advantage of this unique interaction between PRMT5 inhibition and MTAP deletion requires a specific mechanism of inhibition called MTA cooperativity. Our lead molecule, TNG908, binds cooperatively with MTA to inhibit PRMT5 function by blocking access to the PRMT5 active site for both protein substrates and the activating PRMT5 co-factor S-adenosyl-L-methionine (“SAM”). This MTA-cooperative mechanism of inhibition selectively inhibits PRMT5 in tumor cells that have lost MTAP (MTAP-null) while being relatively inert in normal cells without MTAP deletion (MTAP WT). We believe TNG908 is currently the most advanced MTA-cooperative PRMT5 inhibitor in development and is differentiated from all clinical PRMT5 inhibitors based on this mechanism as illustrated in Figure 5 below.

Figure 5.    MTA-cooperative PRMT5 inhibition is required for synthetic lethality with MTAP. PRMT5 catalyzes the transfer of a methyl group from SAM to protein substrates. All clinical PRMT5 inhibitors function by competing with SAM or protein substrates and are not synthetic lethal with MTAP. TNG908 inhibition of PRMT5 is enhanced by the presence of MTA which is present in marked excess in MTAP-null cells.

We are developing TNG908 for the treatment of patients with solid tumors with MTAP deletion, which occurs in 10% to 15% of all human tumors, including many commonly occurring cancers with high unmet need such as squamous cell lung, esophageal and bladder cancer. In pre-clinical studies, TNG908 has demonstrated 15-fold selectivity for MTAP-null cancer cells over MTAP WT normal cells, anti-tumor effects in vitro and in vivo, and pharmacokinetics that support its potential to be a leading PRMT5 inhibitor if approved. We anticipate filing an IND application for this program in the fourth quarter of 2021.

PRMT5 mechanism of action

PRMT5 is a protein arginine methyltransferase that modifies multiple proteins involved in essential cellular processes such as RNA splicing, cell cycling, cell death, and metabolic signaling, by adding a methyl group to substrate proteins. The function of many of these proteins is critical for growth and viability of both normal and cancer cells. In preclinical models, PRMT5 inhibition has been shown to cause cancer cell death and suppress tumor growth. PRMT5 inhibitors in clinical development have been shown to cause tumor regressions in some patients, and a complete response in one instance; however, none are selective for MTAP deletion, and all have a narrow therapeutic window that limits the amount of drug that can be administered without cytotoxic effects on bone marrow cells and therefore limits therapeutic efficacy.

MTA-cooperative PRMT5 inhibition as a novel mechanism with synthetic lethality in cancers with MTAP-deletion

PRMT5 methylates target proteins by removing a methyl group from SAM and transferring that methyl group to a specific residue on target proteins. This methyl modification, or “mark”, alters the function of the target protein, thereby regulating the cell processes for which the protein is important.

The function of PRMT5 is regulated in several ways, including by the endogenous inhibitor MTA. MTA directly competes with SAM for binding to the active site in PRMT5 but does not have a methyl donor, thus when present inhibits PRMT5 function.

In normal, non-cancerous cells, MTA is degraded by the enzyme MTAP. When MTAP is lost in cancer cells intracellular MTA is elevated, but, importantly, MTA is not elevated in adjacent normal cells. TNG908 is a PRMT5 inhibitor that requires a cooperative interaction with MTA to bind to and inhibit PRMT5. As a result, TNG908 selectively kills MTAP-null tumor cells with high MTA levels while sparing normal cells (MTAP-WT).

Figure 6.    Schematic of PRMT5 and MTAP functions.

MTAP-deletion frequency in multiple solid tumors

A partial deletion of chromosome 9p21, driven by loss of the tumor suppressor gene CDKN2A, is the most common homozygous deletion in human cancer. MTAP is immediately adjacent to CDKN2A and is lost along with it in 80-90% of tumors, thus MTAP is one of the most commonly deleted genes across all cancer types. Based on The Cancer Genome Atlas (“TCGA”) data, there are at least 15 cancer types where MTAP loss occurs in more than 10% of patients, including 10% of non-squamous non-small cell lung cancer (NSCLC), 20% of squamous NSCLC, 25% of bladder cancer and 30% to 50% of MPNSTs. Given that we believe this is a large and important opportunity for patients with cancer, we have multiple preclinical efforts ongoing to support the development of TNG908, our lead product candidate, clinical combinations therapies, resistance mechanisms and next generation inhibitors that we are designing to be more potent and selective for MTAP deletion.

Figure 7.    The frequency of MTAP deletion across tumor types as determined from analysis of TCGA

Limitations of Existing PRMT5 Inhibitors

PRMT5 has long been a therapeutic target of interest for cancer given its role in regulating multiple essential cellular functions. Initial efforts to target PRMT5 focused on making inhibitors that compete with or cooperate with SAM, the co-factor and methyl donor which is necessary for PRMT5 to modify its various substrates. Clinical trials of these existing PRMT5 inhibitors have demonstrated some clinical efficacy, supporting the potential for PRMT5 inhibition to have meaningful clinical benefits for patients. However, all existing inhibitors equally suppress PRMT5 in both tumor and normal cells, resulting in a very narrow therapeutic index with similar cytotoxic effects on cancer and normal cells. PRMT5 and SAM are required in every tissue and cell type, and we believe PRMT5 inhibition with a SAM cooperative or competitive approach is likely to have substantial on-target, dose limiting toxicity in normal cells, which limits therapeutic efficacy. Furthermore, a strategy to select patients likely to benefit from these non-selective PRMT5 inhibitors has yet to be elucidated.

Figure 8.    TNG908 has a unique mechanism of action that is distinct from existing PRMT5 inhibitors.

Our differentiated approach with TNG908

TNG908 is distinct from existing PRMT5 inhibitors because of its mechanism of binding cooperatively with MTA. This mechanism allows TNG908 to inhibit PRMT5 selectively in MTAP-deleted tumor cells with high intracellular MTA levels while preserving normal cells. We believe this mechanism of action should give TNG908 a large therapeutic index when used in patients selected for MTAP-null tumors. While several PRMT5 inhibitors are in clinical development, they are not selective for MTAP-null cancer cells and their ability to inhibit PRMT5 to the level needed to kill cancer cells is reduced by on-target, dose-limiting bone marrow toxicity.

Our MTA-cooperative PRMT5 inhibitor discovery effort began with a high-throughput screen of a large chemical diversity library designed to identify small molecules that preferentially inhibit PRMT5 in the presence of MTA. We subsequently solved the crystal structure of PRMT5 with inhibitor bound using novel compounds we designed, enabling routine use of structure-based drug design to facilitate efficient design of novel, increasingly potent and selective MTA-cooperative PRMT5 inhibitors.

We compared the potency and selectivity of our development candidate TNG908 and the clinical PRMT5 inhibitor, GSK3326595, in a panel of 162 cancer cell lines representing non-small cell lung cancer, bladder cancer, pancreatic cancer, cancers of the central nervous system, leukemia and lymphoma. TNG908 demonstrated significant MTAP-selective inhibition of viability, while GSK3326595 showed no selectivity for MTAP-null cell lines over MTAP-WT.

Figure 9.    TNG908 inhibits viability selectively in MTAP-null cancer cell lines. Cellular viability was determined in a panel of 162 cancer cell lines treated for 7 days with either TNG908 or GSK3326595. Cell lines are color-coded by MTAP-status as indicated, and the maximal viability effect (% Amax) is plotted on the y-axis.

Further validation of our approach to selectively target MTAP-null cancer cells was achieved in vivo. Xenograft models differing only in MTAP status (MTAP-WT or MTAP-null) were treated TNG908. PRMT5 symmetrically di-methylates specific arginine residues (“SDMA”) of its substrate proteins, a modification that can be detected by specific antibodies and a direct measurement of PRMT5 activity that can be quantified by intracellular SDMA-modified protein levels.

Consistent with the inhibitory effects of MTA accumulation caused by MTAP-deletion, PRMT5 activity was reduced in MTAP-null tumors at baseline relative to MTAP-WT tumors. When tumor-bearing mice were dosed with TNG908, >90% PRMT5 inhibition was observed in the MTAP-null tumors while PRMT5 inhibition in MTAP-WT tumors remained above the threshold for lethality.

Figure 10.    TNG908 selectively inhibits PRMT5 in MTAP-null cancer in vivo. HCT116 MTAP-isogenic xenograft models were generated by deleting endogenous MTAP to create an MTAP-null cell line. Tumor-bearing mice were dosed with TNG908 or vehicle at the indicated dose levels. SDMA-modified protein levels were determined by immunoblot analysis on tumors harvested 8 hours after the last dose.

MTAP WT
MTAP-null
Normalized single SDMA-modified protein levels
1.0
0.8
0.6
0.4
0.2
0.0
Vehicle
30 mpk
90 mpk
BID dosing

Preclinical data summary

TNG908 was discovered with high-throughput screening of over 500,000 compounds using a biochemical assay designed to identify MTA-cooperative inhibitors. The discovery of TNG908, an MTA-cooperative inhibitor, was achieved through a structure-guided optimization, with over 150 x-ray crystal structures generated and good physicochemical properties prioritized during this effort.

TNG908 is highly selective for PRMT5 against a panel of 38 methyltransferases at 10 µM, showing that TNG908 does not affect other biological processes regulated by this family of enzymes at concentrations well above the predicted clinical efficacious dose. TNG908 has excellent drug-like properties and is easily formulated in standard conditions for oral dosing in preclinical and clinical studies. Pharmacokinetic properties of TNG908 indicate high passive permeability with moderate clearance and bioavailability in preclinical species. Allometric scaling was performed to predict human pharmacokinetics and resulted in an estimated effective human dose of 500 mg twice-daily (BID).

To determine the cellular potency and selectivity of TNG908 in MTAP-null tumors, we developed assays using engineered isogenic cancer cell lines that differ only by the presence or absence of MTAP. To determine pharmacodynamic potency and selectivity, a HAP1 MTAP-isogenic cell line pair was treated with TNG908 for 24 hours and PRMT5 activity was measured by SDMA quantification. TNG908 inhibits PRMT5 in the MTAP-null HAP1 cell line with an IC50 of 5 nM, with marked selectivity over the MTAP-WT cell line. See representative data in Figure 11 below.

Figure 11.    PRMT5 inhibition by TNG908 is dose-dependent and MTAP-selective.

In vitro in-cell western data demonstrating dose-dependent reduction of SDMA levels after 24 hours of TNG908 treatment in HAP1 MTAP-isogenic cancer cell lines.

TNG908
MTAP WT
MTAP-null
Normalized SDMA levels
125
100
75
50
25
0
IC$_{90}$
0
0.3
1.6
8
40
200
1000
nM

For comparison, PRMT5 inhibitors that are currently in clinical development, and are not MTA-cooperative, have not demonstrated MTAP-selective PRMT5 inhibition, as summarized in the table below. These data show that TNG908 is MTAP-selective, and that its activity is on-target.

Figure 12.    TNG908 is differentiated from clinical PRMT5 inhibitors in its ability to inhibit PRMT5 selectively in MTAP-null cells. Average IC50s from in vitro SDMA in-cell western assay.

MTAP status	IC90 (nM)	Selectivity
TNG908	Null	120	>8
	WT	>1000	
GSK3326595	Null	70	1
	WT	70	
JNJ-64619178	Null	3	1
	WT	2	
Prelude*	Null	220	1
	WT	160	

*Compound I from Patent WO2020168125, chemical structure of Prelude clinical molecule not disclosed.

PRMT5 activity is required for cellular viability, likely due to its role as a regulator of transcriptional activity, cell cycle control, spliceosome assembly and other essential cellular processes. As TNG908 potently inhibited PRMT5 in an MTAP-selective manner, we investigated whether TNG908 also inhibits viability in an MTAP-selective manner. In MTAP-isogenic cell lines representing three different cancer lineages (HAP1 (chronic myelogenous leukemia), LN18 (glioblastoma) and SW1573 (lung carcinoma)), TNG908 potently inhibits cellular viability in MTAP-null cell lines with approximately 15X selectivity over MTAP-WT cell lines.

Figure 13.    Inhibition of cellular viability by TNG908 is dose-dependent and MTAP-selective In vitro assay demonstrating dose-dependent cellular viability effects following 7 days of compound treatment in HAP1 (CML), LN18 (GBM) and SW1573 (NSCLC) MTAP-isogenic cancer cell lines.

Though the GSK3326595, JNJ-64619178 and Prelude compounds inhibit cellular viability consistent with their inhibition of PRMT5, none have been shown to selectively target MTAP-null cells.

Table 14.    TNG908 is differentiated from clinical PRMT5 inhibitors in ability to selectively inhibit viability in MTAP-null cells. Average IC50s from in vitro cellular viability assay with HAP1 MTAP-isogenic cell lines.

Consistent with in vitro data, TNG908 also demonstrates dose-dependent PRMT5 inhibition in vivo in an MTAP-null xenograft model. LN18 tumor-bearing mice were treated with TNG908 at 3, 10, 30 or 60 mg/kg BID for 10 days. Plasma concentrations of TNG908 increased with dose, and tumoral SDMA-modified protein levels decreased in a dose-dependent manner.

Figure 15.    PRMT5 inhibition with TNG908 is dose-dependent in vivo. LN18 (MTAP-null) tumor-bearing mice were dosed with TNG908 at 3, 10, 30, or 60 mg/kg BID for 10 days. Tumors were harvested at the time points indicated, and the levels of a single SDMA-modified protein were determined by immunoblot. Tumors from the 3 mg/kg group were not harvested at 16 hours post-last dose.

Consistent with in vitro findings, TNG908 demonstrated significant and dose-dependent antitumor activity in the LN18 MTAP-null xenograft model (data not shown). Regressions of -65%, -55% and -56% were demonstrated in additional MTAP-null xenografts including models representing a diffuse large B-cell lymphoma cell line (OCI-Ly19), a glioblastoma cell line (U87MG), and a patient-derived cholangiocarcinoma xenograft, respectively.

Figure 16.    TNG908 demonstrates strong antitumor activity with regressions in MTAP-null xenograft models.

Figure 17.    TNG908 demonstrates strong, MTAP-selective antitumor activity in xenograft models.

TNG908 was evaluated in an engineered MTAP-null xenograft model, HCT116, a colon cancer cell line. Marked activity was observed at 90 mg/kg BID (Figure 16 above). In comparison, TNG908 had minimal effect on the HCT116 MTAP WT xenografts. Together with PK/PD data, these data demonstrate that TNG908 inhibition of PRMT5 suppresses tumor growth in an on-target and MTAP-selective manner.

Planned clinical trials

Upon completion of our ongoing preclinical studies and formulation work to optimize pharmacokinetics and the therapeutic index, we have designed our Phase 1/2 first-in-human trial to evaluate the oral administration of TNG908 monotherapy in patients with MTAP-null tumors (See Figure 17 below). Our planned indications reflect the unmet medical need for new therapies in prevalent histologies, including both squamous and non-squamous non-small cell lung cancer and bladder cancer as well as indications where there are limited treatment options with no standard of care, including cholangiocarcinoma and MPNST. As TNG908 is designed to selectively work in cancers with MTAP loss, we intend to limit enrollment to patients with MTAP-deleted tumors using either NGS or IHC.

The dose escalation phase will evaluate safety and dosing regimen in patients with locally advanced or metastatic cancer of any histology with an MTAP deletion. Following determination of the recommended dose, we will evaluate the efficacy of TNG908 in multiple separate expansion arms including NSCLC (squamous and non-squamous), bladder cancer, cholangiocarcinoma and MPNST. In parallel, we will enroll an MTAP-null, histology agnostic “bucket arm” to provide optionality for a registration strategy in all tumors regardless of histology if broad-based activity is observed. Given that MTAP deletion occurs in 10% to 15% of human tumors, we plan to expand into other indications based on activity observed in the histology-agnostic cohort. We anticipate filing an IND in the fourth quarter of 2021 and initiating the Phase 1/2 clinical trial of TNG908 in the first half of 2022. We expect to report preliminary safety and efficacy data for TNG908 monotherapy in the first half of 2023. This program is excluded from the Gilead Agreement.

Figure 18.    TNG908 First-in-human trial schema.

DOSE ESCALATION

Any solid tumor with MTAP deletion

Malignant peripheral nerve sheath tumors
n ~ 20

30-50%
MTAP-null
Accelerated approval option

Bladder, lung and cholangiocarcinoma
(squamous and non-squamous)
n ~ 20 each

15-30%
MTAP-null

Histology-agnostic "bucket"
(enriched for esophageal mesothelioma, unknown primary & pancreatic)
n ~ 20

20-35%
MTAP-null
Histology-agnostic approval option

Next-generation PRMT5 Inhibitors

We have next-generation PRMT5 inhibitor compounds in preclinical development that use the same mechanism of action as TNG908 but may be more potent and appear to be at least as selective and more efficacious in our xenograft models to date. We believe additional potency may allow stronger target inhibition and thus clinical efficacy and additional selectivity for MTAP-null cells may provide a wider therapeutic index. Development timelines for these compounds are approximately twelve months behind TNG908.

We have a set of these next-generation compounds in various stages of development with increased potency, selectivity and therapeutic index. We intend to continue to advance and evaluate these compounds through preclinical testing. An exemplar of these next-generation compound potently inhibits PRMT5 in an MTAP-selective manner (data not shown) and leads to stronger tumor regression in a LN18 (glioblastoma) MTAP-null xenograft model.

Figure 19.    Next-generation PRMT5 inhibitor exemplar data demonstrates strong tumor regression in the LN18 xenograft model.

We believe our next-generation compounds have the potential to be more effective than our lead PRMT5 inhibitor, TNG908. If additional preclinical evaluation of our next-generation compounds supports this hypothesis, we may elect to promote a next-generation compound as our lead PRMT5 inhibitor, which would result in a delay to our development timeline of approximately twelve months.

Our early development programs

USP1

Using our CRISPR-based target discovery platform, we discovered USP1 as a strong synthetic lethal target for BRCA1, but not BRCA2, loss reflected in Figure 18 below. This discovery has since been independently reported and published by several other groups. We are developing a potent, potentially differentiated molecule targeting BRCA1-mutant breast, ovarian, and prostate cancer with plans to file an IND in 2022. USP1 inhibitor has the potential to treat a patient population that is comparable in size to approximately half of the PARP inhibitor market (BRCA1 and BRCA2). BRCA1 mutation is present in approximately 15% of ovarian cancer, 5% of breast cancer, and 1% of prostate cancer.

Figure 20.    Volcano plot shows analysis of CRISPR screens performed in a panel of BRCA1 WT vs. mut cell lines where knockout of USP1 using multiple independent single strand guide RNAs (sgRNAs) leads to selective killing of BRCA1 mutant tumor cells. The clinically proven PARP-BRCA interaction was also identified in this screen as expected.

USP1 is a deubiquitinating enzyme that facilitates DNA damage response (“DDR”) repair. Our preclinical pharmacology studies show that USP1 tool inhibitor halt the proliferation of cancer cell lines with BRCA1 mutations, as well as a subset of non-small cell lung cancer cell lines that do not have BRCA1 mutations. We are currently conducting experiments to define patient selection markers for these BRCA1 WT cell lines.

Our lead series demonstrate nanomolar potency against USP1, as measured by cytotoxicity in BRCA1 mutant cells, and upregulation of mono-ubiquitinated PCNA. Consistent with in vitro data, our USP1 inhibitors exhibit potent anti-tumor activity in MDA-MB-436 xenograft model (BRCA1 mutant breast cancer cell line).

Figure 21.    Tango lead series USP1 inhibitor demonstrates selective viability effect and target engagement.

(Left) In vitro assay demonstrating cellular viability effects in exemplar BRCA1 mutant but not WT cell line following 10 days of compound treatment. (Right) In vitro assay demonstrating dose dependent increase in monoubiquitinated PCNA, a USP1 substrate, in BRCA1 mutant cell line following 24 hours of treatment.

Figure 22.    Lead series USP1 inhibitor demonstrates anti-tumor activity in vivo.

MDA-MB-436
(BRCA1mut breast)
Tumor volume (mm3)
1200
1000
800
600
400
200
0
0
5
10
15
20
25
Days post first treatment
Vehicle
100mpk BID
150mpk QD

The DDR pathways regulated by USP1 are not currently targeted by any clinical stage compounds. Moreover, we performed genome-wide CRISPR-Cas9 screens in the presence and absence of our USP1 inhibitor tool compounds and confirmed that USP1 inhibition has a differentiated and novel mechanism of action relative to other DDR-based inhibitors, including PARP inhibitors. We expect this molecule to have both single agent activity in PARPi-naïve and most PARPi-resistant BRCA1 mutant cancers and to synergize with PARP inhibitors. Additional patient selection markers are being evaluated in BRCA1 WT populations with or without homologous recombination deficiency, particularly in a subset of non-small cell lung cancer cell lines sensitive to USP1 inhibition. This program is excluded from the Gilead Agreement.

Figure 23.    USP1 inhibition sensitizes PARP inhibitor in BRCA1 mutant context.

In vitro assay demonstrating cellular viability effects in SUM149PT BRCA1-isogenic cell lines following 7 days of olaparib treatment, in the presence and absence of USP1 inhibitor.

Reversing Immune Evasion in lung cancer with STK11 loss-of-function

Using in vivo CRISPR-based screens in mouse syngeneic tumor models, we identified serine-threonine kinase 11 (STK11) loss-of-function mutations, a genetic alteration in approximately 20% of non-small cell lung cancer, as a tumor suppressor gene that when inactivated confers resistance to the efficacy of PD-1 immune checkpoint inhibitors. STK11 loss-of-function mutations trigger complex changes in both cancer cell signaling and in the broader tumor microenvironment. Retrospective analysis of human clinical data by Dr. Ferdinandos Skoulidis, Dr. John Heymach and others (MD Anderson Cancer Center) subsequently identified STK11 as a marker for the lack of durable clinical benefit to pembrolizumab + chemotherapy in non-small cell lung cancer patients, demonstrating that STK11 loss-of-function in lung cancer correlates with primary resistance to anti-PD-1 therapy.

We have generated genetically engineered mouse tumor models that consistently recapitulate the immunosuppressive microenvironment caused by genetic STK11 loss-of-function mutations and have conducted several target discovery screens using these same models. We now have strong genetic and pharmacologic validation showing reprogramming of the tumor microenvironment and strong sensitization to anti-PD1 therapy in a STK11-mutant dependent manner.

Figure 24:    Pharmacologic target validation in STK11 mutant MC38 mice

A Target 3 inhibitor tool compound validates the genetic interaction with STK11 in vivo. Mice were treated with the Target 3 inhibitor for 18 days after tumor implantation either alone or in combination with anti-PD1 therapy. Treatment was stopped at day 18, and all surviving animals on study were sacrificed at day 24. Nine out of 10 mice in the Target 3i + PD1 combination arm had no detectable tumor at endpoint.

Clinically, loss-of-function mutations in the tumor suppressor gene STK11 are strongly associated with immune checkpoint inhibitor resistance. We have generated clinically relevant mouse models of STK11-mutant cancers and used these models to discover novel targets to reverse the immune evasion effect of this genetic alteration, summarized in Figure 21 above. In these models, treatment with tool compounds against this target are highly synergistic combined with anti-PD1 therapy. In this experiment, mice were treated for 18 days after tumor implantation, treatment was stopped at day 18, animals were sacrificed at day 24, and nine out of 10 mice were found to have no detectable tumor at that time.

We anticipate advancing a clinical candidate this undisclosed immune evasion target (Target 3) into IND-enabling studies in the second half of 2022. The clinical development plan for this program in STK11-mutant lung cancer will combine the power of genetic patient selection for immunotherapy with a novel approach to reversing tumor-intrinsic immune evasion. This program is excluded from the Gilead Agreement.

Collaboration and License Agreements

Collaboration and License Agreement with Gilead Sciences

In August 2020, we entered into an amended and restated research collaboration and license agreement, which we refer to as the Gilead Agreement, with Gilead. The Gilead Agreement expanded our 2018 collaboration with Gilead (the “2018 Gilead Agreement”). Pursuant to the Gilead Agreement we will use our proprietary functional genomics-based discovery platform to identify and develop novel immune evasion targets during a seven-year period, or the Research Term. During the Research Term, Gilead has the option to obtain exclusive, worldwide licenses to develop and commercialize products directed to up to 15 targets validated in the collaboration. Prior to exercising its option for a program, Gilead may “extend” such program, in which case we will further collaborate with Gilead during the Research Term to discover and develop immuno-oncology treatments directed to such target(s), potentially through early clinical development and be eligible to receive research extension payments from Gilead. Gilead will retain its option rights to any such extended program. For up to five programs licensed by Gilead, we have the option to co-develop and co-promote the lead product for such program in the United States, subject to certain exceptions, and eligible to receive milestone payments and royalties on ex-U.S. sales.

Under the terms of the Gilead Agreement, we received an upfront payment of $125.0 million in addition to an upfront payment of $50.0 million received under the 2018 Gilead Agreement. We also received a $20.0 million equity investment in connection with the Gilead Agreement. We are eligible to receive up to an additional $410.0 million per program in license, research extension, and clinical, regulatory and commercial milestone payments. We are also eligible to receive tiered royalties in the first decile on net sales by Gilead on a country-by-country and product-by-product basis until the later of (a) the expiration of the last valid claim of our patents or, in some instances, certain Gilead’s patents, in each case covering such product in such country or (b) ten years after the first commercial sale of such product in such country. For those products that we opt to co-develop and co-promote in the United States, we and Gilead will equally split profits and losses from the sales of such products in the United States, as well as development costs for such products attributable to the United States. For such products, we will remain eligible to receive certain of the $410.0 million per program milestone payments related to clinical and regulatory milestones as well as commercial milestones and royalties in the first decile on net sales outside the United States.

Either party may terminate the Gilead Agreement if the other party materially breaches the terms of such agreement, subject to specified notice and cure provisions, or enters into bankruptcy or insolvency proceedings. Additionally, Gilead may terminate the agreement for any or no reason, in its entirety or on a program-by-program basis, upon specified written notice. If we terminate the Gilead Agreement for Gilead’s material breach, or Gilead terminates the Gilead Agreement without cause, then Gilead is obligated to negotiate with us in good faith for a specified period regarding the transfer by Gilead of certain assets and the provision by Gilead of certain assistance to enable us to continue the research, development and commercialization of products under any terminated programs.

To date, Gilead has licensed two of our programs and has research-extended one program under the Gilead Agreements.

Our collaboration with Gilead excludes our lead programs, PRMT5, USP1 and the undisclosed target for development in STK11-mutant lung cancer. We also retain the right to identify and validate targets outside the scope of our collaboration with Gilead (all cell-autonomous targets, exclusive of those in immune evasion contexts), and to develop and commercialize products directed to such targets, on our own or in collaboration with third parties.

License Agreement with Medivir AB

In March 2020, we entered into a license agreement, or the Medivir Agreement, with Medivir AB, or Medivir, pursuant to which we obtained a worldwide, royalty-bearing, exclusive license under certain current and/or future patents and know-how of Medivir, to research, develop and commercialize products that are covered by such licensed patents or otherwise modulate USP1.

Under the terms of the Medivir Agreement, we are obligated to pay Medivir in connection with development, regulatory and commercial activities. We have agreed to make certain milestone payments of (1) $1.4 million in the aggregate for the first licensed product that achieves specified clinical milestones plus $25.0 million for the first licensed product that achieves specified regulatory approval and sales milestones, in each case, in either of the first two specified genetic contexts and (2) $0.7 million in the aggregate if that first licensed product achieves specified clinical milestones plus $5.0 million if that first licensed product achieves specified regulatory and sales milestones for a third genetic context or the second licensed product achieves such specified development, regulatory and sales milestones in either of the first two specified genetic contexts. We have the right to reduce these milestone payments by a specified amount in the event the licensed product is not covered by Medivir’s patents or if payments are due to a third party for a license under such third party’s intellectual property rights. We are also obligated to pay Medivir a low single-digit royalty on net sales of any product covered by a licensed patent.

Payments in respect of net sales or sublicense in a country shall remain in force on a product-by-product, country-by-country basis, with respect to products that are not covered by a licensed patent or certain Tango patents, for ten years from the date of first commercial sale in such country, and products that are covered by a licensed patent or certain Tango patents, until the expiration date of the last to expire of the licensed patents covering such product or its manufacture or use in the applicable country. No milestones have been achieved to date.

The Medivir Agreement expires on the date of expiration of all royalty obligations. Either party may terminate the Medivir Agreement earlier upon an uncured material breach of the other party.

Manufacturing

Our lead investigational products are small molecule inhibitors that can be readily manufactured without requiring any specialized equipment or processes. We do not own or operate, and currently have no plans to establish any manufacturing facilities. We rely, and expect to continue to rely, on third party Contract Development and Manufacturing Organizations (CDMOs) for the manufacturing, packaging, labeling and distribution of our investigational products for preclinical and clinical testing, as well as for commercial manufacturing if any of our investigational products obtain marketing approval. A team of internal experts and consultants oversees activities at contracted CDMOs ensuring our investigational products are being manufactured under current good manufacturing practices (cGMP). At present, we have signed manufacturing and supply agreements for drug substance and drug product to support the first-in-human study of our PRMT5 development candidate TNG908. The contracted CDMOs have the capacity to support registrational studies and commercial supplies, in addition to the first-in-human study. We plan to continue to expand and diversify our supply chain by identifying and contracting other CDMOs with the capacity and expertise to support TNG908 and other investigational products in our pipeline.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to the development of our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We also rely on trade secrets relating to our proprietary target discovery technology platform and on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the field of precision oncology that may be important for the development of our business. We additionally may rely on regulatory protection afforded through data exclusivity, market exclusivity and patent term extensions, where available.

Our commercial success may depend in part on our ability to: obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business; defend and enforce our patents; preserve the confidentiality of our trade secrets; and operate without infringing the valid enforceable patents and proprietary rights of third parties. Our ability to limit third parties from making, using, selling, offering to sell, or importing our products may depend on the extent to which we have rights under valid and enforceable licenses, patents, or trade secrets that cover these activities. In some cases, enforcement of these rights may depend on third party licensors. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our commercial products and methods of manufacturing the same.

Patent expiration dates noted in the following paragraphs refer to statutory expiration dates and do not take into account any potential patent term adjustment or extension that may be available.

PRMT5 inhibitors

We exclusively own three patent families directed to selective, synthetic lethal, small molecule inhibitors of PRMT5 and methods for using the inhibitors in the treatment of MTAP-deleted cancers. One family discloses and claims first generation small molecule PRMT5 inhibitors and methods of treating MTAP-deleted cancers using the compounds. One United States patent application has been allowed in this family and will expire in 2039. A second family is directed to second-generation small molecule PRMT5 inhibitors and methods of treating MTAP-deleted cancers using the compounds. A Patent Cooperation Treaty application is pending in this family, with a national phase entry date in April 2022. If granted, patents in this family would have an expiration date in 2040. A third family covers third-generation selective, synthetic lethal, small molecule inhibitors of PRMT5 and methods of treating MTAP-deleted cancers using the compounds. This family discloses the first product candidate in the PRMT5 program, TNG908. A United States provisional patent application is pending. Any future patents granted in this family would have an expiration date in 2041.

USP1 inhibitors

We own four patent families directed to several chemical classes of small molecule inhibitors of USP1 and to methods for treating cancers, including BRCA1-mutant breast, ovarian and prostate cancers using said inhibitors. United States provisional patent applications are pending in each of the four families. If granted, patents in each of the four families would expire in 2042. Two of the families are exclusively owned by us, and the remaining two are jointly owned by Tango and Medivir AB and exclusively licensed to us under a license agreement.

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, recordkeeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs. We, along with our vendors, contract research organizations, or CROs, clinical investigators and contract manufacturing organizations, or CMOs will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our product candidates. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

In the United States, the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act, or FD&C Act, its implementing regulations, and other federal, state and local statutes and regulations. Drugs are also subject to other federal, state and local statutes and regulations. If we fail to comply with applicable FDA or other requirements at any time with respect to product development, clinical testing, approval or any other regulatory requirements relating to product manufacture, processing, handling, storage, quality control, safety, marketing, advertising, promotion, packaging, labeling, export, import, distribution, or sale, we may become subject to administrative or judicial sanctions or other legal consequences. These sanctions or consequences could include, among other things, the FDA’s refusal to approve pending applications, issuance of clinical holds for ongoing studies, suspension or revocation of approved applications, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.

Our product candidates must be approved for therapeutic indications by the FDA before they may be marketed in the United States. For drug product candidates regulated under the FD&C Act, FDA must approve a New Drug Application, or NDA. The process generally involves the following:

•        completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements;

•        completion of the manufacture, under current Good Manufacturing Practices, or cGMP, conditions, of the drug substance and drug product that the sponsor intends to use in human clinical trials along with required analytical and stability testing;

•        submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials may begin and must be updated annually and when certain changes are made;

•        approval by an institutional review board, or IRB, or independent ethics committee at each clinical trial site before each trial may be initiated;

•        performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•        preparation and submission to the FDA of an NDA;

•        a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

•        satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•        satisfactory completion of FDA audit of the clinical trial sites that generated the data in support of the NDA;

•        payment of user fees for FDA review of the NDA; and

•        FDA review and approval of the NDA, including, where applicable, consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States.

Preclinical studies and clinical trials for drugs

Before testing any drug in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of product chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulation and requirements, including GLP requirements for safety/toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data, must be submitted to the FDA as part of an IND.

An IND is a request for authorization from the FDA to administer an investigational product to humans and must be granted and become effective before clinical trials may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes the results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and imposes a full or partial clinical hold. FDA must notify the sponsor of the grounds for the hold and any identified deficiencies must be resolved before the clinical trial can begin. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND. A clinical hold can also be imposed once a trial has already begun, thereby halting the trial until any safety concerns or deficiencies articulated by FDA are corrected.

The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, who generally are physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable compared to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about clinical trials, including results for clinical trials other than Phase 1 investigations, must be submitted within specific timeframes for publication on www.ClinicalTrials.gov, a clinical trials database maintained by the National Institutes of Health.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, FDA will nevertheless accept the results of the study in support of an NDA if the study was conducted in accordance with GCP/ICH requirements, and the FDA is able to validate the data through independent analysis and an onsite inspection if deemed necessary.

Clinical trials to evaluate therapeutic indications to support NDAs for marketing approval are typically conducted in three sequential phases, which may overlap.

•        Phase 1 — Phase 1 clinical trials involve initial introduction of the investigational product in a limited population of healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, excretion the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

•        Phase 2 — Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the drug’s potential efficacy, to determine the optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

•        Phase 3 — Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and physician labeling. Generally, two adequate and well-controlled Phase 3 trials are required by the FDA for approval of an NDA.

In August 2018, the FDA released a draft guidance titled “Expansion Cohorts: Use in First-In-Human Clinical Trials to Expedite Development of Oncology Drugs and Biologics,” which outlines how drug developers can utilize an adaptive trial design commonly referred to as a seamless trial design in early stages of oncology drug development (i.e., the first-in-human clinical trial) to compress the traditional three phases of trials into one continuous trial called an expansion cohort trial. Information to support the design of individual expansion cohorts are included in IND applications and assessed by FDA. Expansion cohort trials can potentially bring efficiency to drug development and reduce development costs and time.

Post-approval trials, sometimes referred to as Phase 4 clinical trials or post-marketing studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the completion of Phase 4 clinical trials as a condition of NDA approval.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. marketing approval for drugs

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA package requesting approval to market the product for one or more indications. An NDA is a request for approval to market a new drug for one or more specified indications and must contain proof of the drug’s safety and efficacy for the requested indications. The marketing application is required to include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug to the satisfaction of the FDA. FDA must approve an NDA before a drug may be marketed in the United States.

The FDA reviews all submitted NDAs to ensure they are sufficiently complete to permit substantive review before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA. The FDA reviews an NDA to determine, among other things, whether the product is safe and effective for the indications sought and whether the facility in which it is manufactured, processed, packaged or held meets standards designed, including cGMP requirements, designed to assure and preserve the product’s continued identity, strength, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA and respond to the applicant, and six months from the filing date of a new molecular entity NDA for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Further, under PDUFA, as amended, each NDA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA also may require submission of a Risk Evaluation and Mitigation Strategy, or REMS, if it believes that a risk evaluation and mitigation strategy is necessary to ensure that the benefits of the drug outweigh its risks. A REMS can include use of risk evaluation and mitigation strategies like medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, special monitoring or other risk-minimization tools.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may require additional clinical or preclinical testing or recommend other actions, such as requests for additional information or clarification, that the applicant might take in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan drug designation and exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making the product available in the United States for the disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and waiver of application fees.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity during which the FDA may not approve any other applications to market the same therapeutic agent for the same indication, except in limited circumstances, such as a subsequent product’s showing of clinical superiority over the product with orphan exclusivity or where the original applicant cannot produce sufficient quantities of product.

Competitors, however, may receive approval of different therapeutic agents for the indication for which the orphan product has exclusivity or obtain approval for the same therapeutic agent for a different indication than that for which the orphan product has exclusivity. Orphan product exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for the same therapeutic agent for the same indication before we do, unless we are able to demonstrate that our product is clinically superior. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Further, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited development and review programs for drugs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs to get them to patients more quickly than standard FDA review timelines typically permit.

A new drug is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast track designation applies to the combination of the product candidate and the specific indication for which it is being studied. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed. Rolling review means that the FDA may review portions of the marketing application before the sponsor submits the complete application.

In addition, a new drug may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug, alone or in combination with one or more other drugs, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient product development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review designation and Accelerated Approval. A product is eligible for Priority Review, once an NDA is submitted, if the product that is the subject of the marketing application has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. Under priority review, the FDA’s goal date to take action on the marketing application is six months compared to ten months for a standard review. Products are eligible for Accelerated Approval if they can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

Accelerated Approval is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, adequate and well-controlled additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. The FDA may withdraw approval of a drug or an indication approved under Accelerated Approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, the FDA generally requires, as a condition for Accelerated Approval, that all advertising and promotional materials intended for dissemination or publication within 120 days of marketing approval be submitted to the agency for review during the pre-approval review period. After the 120-day period has passed, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval, though they may expedite the development or review process.

Pediatric information and pediatric exclusivity

Under the Pediatric Research Equity Act, or PREA, as amended, certain NDAs and NDA supplements must contain data that can be used to assess the safety and efficacy of the product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The FD&C Act requires that a sponsor who is planning to submit a marketing application for a product candidate that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs. Unless otherwise required by regulation, PREA does not apply to a drug for an indication for which orphan designation has been granted, except that PREA will apply to an original NDA for a new active ingredient that is orphan-designated if the drug is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a pediatric cancer.

A drug can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

U.S. post-approval requirements for drugs

Drugs manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe approved products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, including not only by company employees but also by agents of the company or those speaking on the company’s behalf, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties, including liabilities under the False Claims Act where products are obtain reimbursement under federal health care programs. Promotional materials for approved drugs must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements on sponsors and their CMOs. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third party manufacturers that a sponsor may use. Accordingly, manufacturers must continue to expend time money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Failure to comply with statutory and regulatory requirements may subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual program user fee for any marketed product.

The FDA may withdraw approval of a product if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

•        restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•        the issuance of safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•        fines, warning letters or holds on post-approval clinical trials;

•        refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

•        product seizure or detention, or refusal to permit the import or export of products;

•        injunctions or the imposition of civil or criminal penalties; and

•        consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; or mandated modification of promotional materials and labeling and issuance of corrective information.

Regulation of companion diagnostics

Companion diagnostics identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. Companion diagnostics are regulated as medical devices by the FDA. In the United States, the FD&C Act, and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption or FDA exercise of enforcement discretion applies, diagnostic tests generally require marketing clearance or approval from the FDA prior to commercialization. The two primary types of FDA marketing authorization applicable to a medical device are clearance of a premarket notification, or 510(k), and approval of a premarket approval application, or PMA.

To obtain 510(k) clearance for a medical device, or for certain modifications to devices that have received 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or to a pre-amendment device that was in commercial distribution before May 28, 1976, or a predicate device, for which the FDA has not yet called for the submission of a PMA. In making a determination that the device is substantially equivalent to a predicate device, the FDA compares the proposed device to the predicate device and assesses whether the subject device is comparable to the predicate device with respect to intended use, technology, design and other features which could affect safety and effectiveness. If the FDA determines that the subject device is substantially equivalent to the predicate device, the subject device may be cleared for marketing. The 510(k) premarket notification pathway generally takes from three to twelve months from the date the application is completed, but can take significantly longer.

A PMA must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the quality system regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. The FDA’s review of an initial PMA is required by statute to take between six to ten months, although the process typically takes longer, and may require several years to complete. If the FDA evaluations of both the PMA and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny the approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. Once granted, PMA approval may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

On July 31, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance document, for novel therapeutic products that depend on the use of a diagnostic test and where the diagnostic device could be essential for the safe and effective use of the corresponding therapeutic product, the companion diagnostic device should be developed and approved or cleared contemporaneously with the therapeutic, although the FDA recognizes that there may be cases when contemporaneous development may not be possible. However, in cases where a drug cannot be used safely or effectively without the companion diagnostic, the FDA’s guidance indicates it will generally not approve the drug without the approval or clearance of the diagnostic device. The FDA also issued a draft guidance in July 2016 setting forth the principles for co-development of an in vitro companion diagnostic device with a therapeutic product. The draft guidance describes principles to guide the development and contemporaneous marketing authorization for the therapeutic product and its corresponding in vitro companion diagnostic.

Once cleared or approved, the companion diagnostic device must adhere to post-marketing requirements including the requirements of the FDA’s QSR, adverse event reporting, recalls and corrections along with product marketing requirements and limitations. Like drug makers, companion diagnostic makers are subject to unannounced FDA inspections at any time during which the FDA will conduct an audit of the product(s) and the company’s facilities for compliance with its authorities.

Other regulatory matters

Manufacturing, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, which may include the Centers for Medicare & Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

Other healthcare laws

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to certain liabilities and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we develop, market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below.

•        The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

•        The federal civil and criminal false claims laws, including the civil False Claims Act, or FCA, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs.

•        The federal civil monetary penalties laws impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary, if the person knows or

•        should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies.

•        The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program, including private payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity may be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it.

•        HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, impose, among other things, specified requirements on covered entities and their respective business associates relating to the privacy and security of individually identifiable health information including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

•        The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, imposed new annual reporting requirements for certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners.

•        Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

•        Analogous state and foreign laws and regulations, including, but not limited to, state anti-kickback and false claims laws, may be broader in scope than the provisions described above and may apply regardless of payor. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and relevant federal government compliance guidance; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers; restrict marketing practices or require disclosure of marketing expenditures and pricing information. State and foreign laws may govern the privacy and security of health information in some circumstances. These data privacy and security laws may differ from each other in significant ways and often are not pre-empted by HIPAA, which may complicate compliance efforts.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.

Insurance Coverage and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, which will require additional expenditure above and beyond the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Current and future healthcare reform legislation

In the United States and certain foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in March 2010, the United States Congress enacted the ACA, which, among other things, includes changes to the coverage and payment for products under government health care programs. The ACA includes provisions of importance to our potential product candidates that:

•        created an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

•        expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•        expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•        addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•        expanded the types of entities eligible for the 340B drug discount program;

•        established the Medicare Part D coverage gap discount program by requiring manufacturers to provide point-of-sale-discounts off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•        created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court; the former Trump Administration issued various Executive Orders eliminating cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices; and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. The United States Supreme Court is expected to rule on a legal challenge to the constitutionality of the ACA in 2021. The implementation of the ACA is ongoing, the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, which was signed into law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended these reductions from May 1, 2020 through December 31, 2020. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, including bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. For example, at the federal level, the former Trump administration’s budget proposal for fiscal year 2021 included a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration also previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. HHS has already implemented certain measures. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. However, it is unclear whether the Biden administration will challenge, reverse, revoke or otherwise modify these executive and administrative actions. In addition, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

On May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act, but the manufacturer must develop an internal policy and respond to patient requests according to that policy.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed upon. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Compliance with other federal and state laws or requirements; changing legal requirements

If any products that we may develop are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, labeling, packaging, distribution, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to which we may be subject.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive recordkeeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements may subject firms to legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of our products; or (iv) additional recordkeeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Other U.S. environmental, health and safety laws and regulations

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses that we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Government regulation of drugs outside of the United States

To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, manufacturing, commercial sales and distribution of our products. For instance, in the United Kingdom and the European Economic Area, or the EEA (comprised of the 27 EU Member States plus Iceland, Liechtenstein and Norway), medicinal products must be authorized for marketing by using either the centralized authorization procedure or national authorization procedures.

•        Centralized procedure — The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid throughout the EEA. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products (gene therapy, somatic cell therapy and tissue engineered products) and products with a new active substance indicated for the treatment of certain diseases, which includes products for the treatment of cancer. For medicines that do not fall within one of the mandatory categories, an applicant still has the option of submitting an application for a centralized marketing authorization to the European Medicines Agency, or EMA, as long as the medicine concerned contains a new active substance not yet authorized in the EEA, is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health in the EEA. If pursuing marketing authorization of a product candidate for a therapeutic indication under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use, or CHMP, is responsible for conducting an initial assessment of whether a product meets the required quality, safety and efficacy requirements, and whether a product has a positive benefit/risk ratio. Under the centralized procedure the maximum timeframe for the evaluation of a marketing authorization application, or MAA, by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of a MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of a MAA under the accelerated assessment procedure is 150 days, excluding clock stops, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

•        National authorization procedures — There are also two other possible routes to authorize products for therapeutic indications in several countries, which are available for products that fall outside the scope of the centralized procedure:

•        Decentralized procedure — Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EEA Member State for a medicinal product that has not yet been authorized in any EEA Member State and that does not fall within the mandatory scope of the centralized procedure.

•        Mutual recognition procedure — In the mutual recognition procedure, a medicine is first authorized in one EEA Member State, in accordance with the national procedures of that country. Following this, additional marketing authorizations can be sought from other EEA Member States in a procedure whereby the countries concerned recognize the validity of the original, national marketing authorization.

In both cases, as with the centralized procedure, the competent authorities of the EEA Member States assess the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy before granting the marketing authorization.

In the EEA, new products for therapeutic indications that are authorized for marketing (i.e., innovator products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from referencing the preclinical and clinical trial data contained in the dossier of the innovator product when applying for a generic or biosimilar marketing authorization in the EEA during a period of eight years from the date on which the innovator product was first authorized in the EEA. The additional two-year period of market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EEA until ten years have elapsed from the initial authorization of the reference product in the EU. The overall ten-year period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on a MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials

The criteria for designating an “orphan medicinal product” in the EEA are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, in the EEA a medicinal product may be designated as orphan if it meets the following criteria (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; and (2) either (a) such condition affects no more than five in 10,000 persons in the EEA when the application is made, or (b) it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the EEA to justify the investment needed for its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition, or if such a method exists, the product will be of significant benefit to those affected by the condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. During this ten-year orphan market exclusivity period, no marketing authorization application shall be accepted, and no marketing authorization shall be granted for a similar medicinal product for the same indication, although similar, is safer, more effective or otherwise clinically superior than the authorized product; (ii) the marketing authorization holder of the authorized product consents to a second orphan medicinal product application; or (iii) the marketing authorization holder of the authorized product cannot supply enough orphan medicinal product. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. The application for orphan drug designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the MAA if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Similar to the United States, the various phases of non-clinical and clinical research in the European Union are subject to significant regulatory controls.

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the national competent authority, or NCA, of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee, or EC, has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, and the provisions of the individual EU Member States’ legislation implementing the Clinical Trials Directive. Under the current regime (the EU Clinical Trials Directive 2001/20/EC and corresponding national laws) all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted. It is expected that the new Clinical Trials Regulation (EU) No 536/2014 will apply following confirmation of full functionality of the Clinical Trials Information System (CTIS), the centralized European Union portal and database for clinical trials foreseen by the regulation, through an independent audit. The regulation becomes applicable six months after the European Commission publishes notice of this confirmation. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union will continue to be bound by the Clinical Trials Directive and the Member States’ national implementing legislation until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial. The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single-entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

Government regulation of data collection outside of the United States

In the event we conduct clinical trials in the European Union, we will be subject to additional privacy restrictions. The collection and use of personal health data in the European Economic Area, or EEA (being the European Union plus Norway, Iceland, and Liechtenstein), is governed by the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR applies to the processing of personal data by any company established in the EEA and to companies established outside the EEA to the extent they process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The GDPR enhances data protection obligations for data controllers of personal data, including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, enhanced requirements for securing personal data, requirements to conduct privacy impact assessments for “high risk” processing, limitations on retention of personal data, mandatory data breach notification and “privacy by design” requirements, and creates direct obligations on service providers acting as processors. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection, like the United States. Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union Member States and Norway, Iceland and Liechtenstein, which may deviate slightly from the GDPR, may result in fines of up to 4% of a company’s global revenue for the preceding financial year, or €20,000,000, whichever is greater. Moreover, the GDPR grants data subjects the right to claim material and non-material damages resulting from infringement of the GDPR. Given the breadth and depth of changes in data protection obligations, maintaining compliance with the GDPR will require significant time, resources and expense, and we may be required to put in place additional controls and processes ensuring compliance with the new data protection rules. There has been limited enforcement of the GDPR to date, particularly in biopharmaceutical development, so we face uncertainty as to the exact interpretation of the new requirements on any future trials and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. Further, the United Kingdom’s decision to leave the European Union, means that it has in force its own legislation which is aligned with the GDPR, known as the Data Protection Act 2018. The requirements are similar except that the United Kingdom is now regarded as a “third country” for the purposes of transfers of personal data from the EEA. Transfers continue to flow freely from the UK to the EEA; however, as part of the agreement between the UK and the EU, the UK intends to obtain an adequacy decision from the European Commission to ensure personal data can continue to flow freely from the EU to the UK. The UK hopes to obtain this decision by the end of June 2021.

Data protection authority activity differs across the EU, with certain authorities applying their own agenda which shows there is uncertainty in the manner in which data protection authorities will seek to enforce compliance with GDPR. For example, it is not clear if the authorities will conduct random audits of companies doing business in the EU, or if the authorities will wait for complaints to be filed by individuals who claim their rights have been violated. Enforcement uncertainty and the costs associated with ensuring GDPR compliance are onerous and may adversely affect our business, financial condition, results of operations and prospects.

Should we utilize third party distributors, compliance with such foreign governmental regulations would generally be the responsibility of such distributors, who may be independent contractors over whom we have limited control.

Competition

We face direct competition from pharmaceutical and biotechnology companies leveraging the principle of synthetic lethality as well as companies developing therapies for the same target pathway. Well- established companies that are developing or may develop therapies based on synthetic lethality include AstraZeneca, GlaxoSmithKline, Bristol Myers Squibb, Merck KGaA and Pfizer. Smaller and earlier-stage companies focused on synthetic lethality include Artios Pharma, Cyteir Therapeutics, KSQ Therapeutics, Ideaya Biosciences, MetaboMed, Mirati Therapeutics and Repare Therapeutics.

Related to our PRMT5 inhibitor program, TNG908, we face direct competition from companies that have advanced preclinical-stage, MTA-cooperative PRMT5 inhibitors that are selective for MTAP-deleted cancers. We are aware that Mirati Therapeutics, Inc. has a preclinical MTA-cooperative PRMT5 inhibitor program, using the same mechanism of action as TNG908.

Indirect competition may come from non-MTAP deletion selective PRMT5 programs or MAT2A inhibitor programs that are uniquely different than the TNG908 mechanism of action. Several non-MTAP deletion selective PRMT5 inhibitors are in clinical development, including GlaxoSmithKline (GSK3326595), Prelude Therapeutics (PRT543 and PRT811), Johnson & Johnson (JNJ 64619178) and Pfizer (PF 06939999). These PRMT5 inhibitors are not selective for MTAP deletions, do not have a patient selection strategy based on MTAP deletion and we believe TNG908 may have a wider therapeutic window than these non-selective competitor candidates. MAT2A is an enzyme upstream of PRMT5 essential for the metabolism of the PRMT5 co-factor SAM that acts on the same pathway as TNG908. Agios Pharmaceuticals (AG-0270) and Ideaya Biosciences (IDE397) are the two companies we are aware of competing in the MAT2A space. Agios announced the divestment of their oncology portfolio to Servier Pharmaceuticals, including the MAT2A program in December 2020.

Competition for our preclinical USP1 inhibitor program comes from KSQ Therapeutics, which has a USP1 program in preclinical development.

We face competition more broadly across the oncology market for safe, efficacious, and reimbursable cancer treatments. The most common methods of treating patients with cancer are surgery, radiation, and drug therapy, including chemotherapy, hormone therapy, biologic therapy (such as monoclonal and bispecific antibodies), immunotherapy, cell-based therapy and targeted therapy, or a combination of any such methods. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. While our product candidates, if any are approved, may compete with these existing drugs and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, our product candidates may not be competitive with them. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis. Insurers and other third-party payors may also encourage the use of generic products or specific branded products. As a result, obtaining market acceptance of, and gaining significant share of the market for, any of our product candidates that we successfully introduce to the market may pose challenges. In addition, many companies are developing new oncology therapeutics, and we cannot predict what the standard of care will be as our product candidates progress through clinical development.

Employees

As of March 31, 2021, we had 77 full-time employees, of which 39 have M.D. or Ph.D. degrees. Within our workforce, 62 employees are engaged in research and development and 15 are engaged in business development, finance, legal, and general management and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

Facilities

Our corporate headquarters is located in Cambridge, Massachusetts, where we lease and occupy approximately 22,383 square feet of office and laboratory space, or the Cambridge Lease. The term of our Cambridge Lease expires on June 30, 2026.

We believe our existing facilities are sufficient for our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are probable to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

EXECUTIVE AND DIRECTOR COMPENSATION OF TANGO

Throughout this section, unless otherwise noted, “we,” “us,” “Tango” and the “Company” refer to Tango Therapeutics, Inc. and its consolidated subsidiaries.

Executive Compensation Overview

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of our Chief Executive Officer and President and our other executive officers identified in the 2020 Summary Compensation Table below, who we refer to as the named executive officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of restricted common stock awards and incentive stock options. Our named executive officers who are full-time employees, like all other full-time employees, are eligible to participate in our retirement and health and welfare benefit plans. As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances merit. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive with our peers. In connection with our executive compensation program, we will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

The following table shows the total compensation awarded to, earned by, or paid to during the year ended December 31, 2020 to (1) our principal executive officer, (2) our two next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 2020 and were serving as executive officers as of such date.

Our named executive officers for 2020 who appear in the Summary Compensation Table are:

•        Barbara Weber, M.D., our President and Chief Executive Officer

•        Daniella Beckman, our Chief Financial Officer; and

•        Alan Huang, Ph.D., our Chief Scientific Officer

2020 Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)		Bonus ($)	Stock Awards ($)	Option Awards(3) ($)		Non-Equity Incentive Plan Compensation(6) ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Barbara Weber, M.D.(5)	2020	$491,617		—	—	$227,622		$226,194	—	$12,788	(7)	$958,221
President, Chief Executive Officer and Chairperson

Daniella Beckman	2020	$323,447	(2)	—	—	$368,323	(4)	$131,828	—	$10,776	(8)	$834,374
Chief Financial Officer

Alan Huang, Ph.D.	2020	$373,806		—	—	$70,566		$135,769	—	$9,376	(9)	$589,517
Chief Scientific Officer

____________

(1)      Salary amount represents actual amounts paid during 2020. See “— Narrative to the summary Compensation Table — Annual Base Salary” below.

(2)      Mrs. Beckman earned a base salary of $288,000 for the period between January 1, 2020 and June 30, 2020, which reflected her part-time status. Upon her appointment to full-time on July 1, 2020, her salary was increased to $360,000. Her base salary and bonus were prorated to reflect her partial year of full-time employment from July 1, 2020 through December 31, 2020.

(3)      In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during fiscal year 2020 computed in accordance with ASC 718 for share-based compensation transactions. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the share options, the exercise of the share options or the sale of the common shares underlying such share options.

(4)      The amounts reflected include an increase to Mrs. Beckman’s stock options to reflect her appointment full-time status, effective on July 1, 2020.

(5)      Dr. Weber also serves as a member of our board of directors but does not receive any additional compensation for her service as a director.

(6)      Reflects performance-based cash bonuses awarded to our named executive officers. See “-Non-equity incentive plan compensation” below for a description of the material terms of the program pursuant to which this compensation was awarded.

(7)      The amounts reported reflect $4,320 of commuter benefits, $2,865 of health benefits and life & disability insurance and $5,603 of expenses for phone services and home office expenses that our company paid for on behalf of Dr. Weber.

(8)      The amounts reported reflect $4,320 of commuter benefits, $1,684 for life & disability premiums and $4,772 of expenses for phone services and home office expenses that our company paid for on behalf of Mrs. Beckman.

(9)      The amounts reported reflect $4,320 of commuter benefits, $1,684 for life & disability premiums and $3,372 of expenses for phone services and home office expenses that our company paid for on behalf of Mr. Huang.

Narrative Disclosures to the Summary Compensation Table

Our board of directors reviews compensation annually for all employees, including our named executives. In setting executive base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, historical compensation level of our executives, individual performance as compared to our expectations and objectives, our desire to motivate employees to achieve short- and long-term results that are in the best interests of our stockholders and a long-term commitment to value creation for our company.

2020 Base Salaries

The annual base salaries of our named executive officers are generally determined, approved and reviewed periodically by our compensation committee in order to compensate our named executive officers for their satisfactory performance of duties to our company. Annual base salaries are intended to provide a fixed component of compensation to our named executive officers, reflecting their skill sets, experience, roles and responsibilities. Base salaries for our named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent.

Name	2020 Base Salary ($)	2021 Base Salary ($)
Barbara Weber, M.D.	$491,617	$506,479
Daniella Beckman(1)	$360,000	$370,800
Alan Huang, Ph.D.	$373,806	$385,107

____________

(1)      Mrs. Beckman transitioned to full-time employment on July 1, 2020 and her salary was adjusted to reflect her employment status with our company.

Non-Equity Incentive Plan Compensation

Our bonus program is intended to recognize and reward associates for achieving established objectives that are linked to the company’s growth and success, thereby allowing you to share in our performance based on corporate and individual accomplishments. Early in 2020, our Board of Directors determined a number of company performance goals for fiscal 2020 pertaining to (i) Early-stage target discovery efforts of 30% (ii) Drug discovery efforts, including the development efforts for our TNG-908 program of 55% and (iii) Corporate Strategy and organizational objectives of 15%.

Name	2020 Bonus Target (%)	2021 Bonus Target (%)
Barbara Weber, M.D.	40%	45%
Daniella Beckman	35%	35%
Alan Huang, Ph.D.	35%	35%

Dr. Weber, Ms. Beckman and Mr. Huang all earned bonuses as set forth in the 2020 Summary Compensation Table. Theses bonuses were based on specified company and individual performance metrics which were approved by the board of directors.

Equity Incentive Compensation

Our equity-based incentive awards granted to our named executive officers are designed to align our interested and those of our stockholders with those of our employees and consultants, including our executive officers.

We have historically used share options as an incentive for long-term compensation to our executive officers because the share options allow our executive officers to profit from this form of equity compensation only if our share price increases relative to the share option’s exercise price, which exercise price is set at the fair market value of our common shares on the date of grant. We may grant equity awards at such times as our board of directors or compensation committee determines appropriate. Our executives generally are awarded an initial grant in the form of a share option in connection with their commencement of employment with us. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving corporate goals or to reward certain performance. Our stock options typically vest as to 25% of the underlying shares on the first anniversary of the vesting commencement date and in 36 equal monthly installments over the following three years, subject to the holder’s continued employment with us. From time to time, the board of directors may also construct alternative vesting schedules as it determines are appropriate to motivate particular employees. All options are granted with an exercise price that is no less than the fair market value of our common shares on the date of such grant of such award.

Prior to the Business Combination, we have granted all share options pursuant to our Tango Therapeutics, Inc. 2017 Stock Option and Grant Plan. The terms of our equity plans are described below under “Equity Incentive Plans.”

Executive Compensation Arrangements

We initially entered into an offer letter with each of the named executive officers in connection with such officer’s employment with us, which set forth the terms and conditions of this officer’s employment, including base salary, target annual bonus opportunity, initial equity awards and standard employee benefit plan participation. Effective upon the Closing, we intend to enter into employment agreements with each of Dr. Weber, Ms. Beckman and Dr. Huang that will replace the offer letters and provide for specified payments and benefits in connection with a termination of employment in certain circumstances. Our goal in providing these severance and change in control payments and benefits is to offer sufficient cash continuity protection such that the named executive officers will focus their full time and attention on the requirements of the business rather than the potential implications for their respective positions. We prefer to have certainty regarding the potential severance amounts payable to the named executive officers, rather than negotiating severance at the time that a named executive officer’s employment terminates. We have also determined that accelerated vesting provisions with respect to outstanding equity awards in connection with a qualifying termination of employment in certain circumstances are appropriate because they encourage our named executive officers to stay focused on the business in those circumstances, rather than focusing on the potential implications for them personally. The employment agreements with our named executive officers will require the named executive officers to execute a separation agreement containing a general release of claims in favor of us to receive any severance payments and benefits. The material terms of the employment agreements we intend to enter into with Dr. Weber, Ms. Beckman and Dr. Huang are summarized below.

Barbara Weber, M.D.

Under the employment agreement we intend to enter into with Dr. Weber at the Closing, or the Weber Employment Agreement, Dr. Weber will continue to serve as our Chief Executive Officer on an at-will basis. Dr. Weber’s current annual base salary is $506,479, and she is eligible for an annual bonus with a target amount of 45% of her current annual base salary. Dr. Weber’s base salary at the Closing will be $526,000, which is subject to periodic review and adjustment, and she will be eligible to earn an annual bonus with a target amount equal to 50% of her base salary. Dr. Weber is eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Pursuant to the Weber Employment Agreement, in the event that her employment is terminated by us without “cause” or Dr. Weber resigns for “good reason” (as each term is defined in the Weber Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) she will be entitled to receive base salary continuation for twelve (12) months following termination, (ii) she will be entitled to receive a prorated portion of her target annual cash incentive compensation for the year of termination, payable over the twelve (12) months following termination, (iii) subject to Dr. Weber’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Dr. Weber had she remained employed with us until the earliest of (A) twelve (12) months following termination, (B) Dr. Weber’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Weber’s COBRA health continuation period, and (iv) acceleration by 12 months of the unvested portion of all stock options and other stock-based awards subject solely to time-based vesting held by Dr. Weber.

In lieu of the payments and benefits described in the preceding sentence, in the event that Dr. Weber’s employment is terminated by us without cause or Dr. Weber resigns for good reason on or within twelve (12) months following a “change in control” (as defined in the Weber Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) she will be entitled to receive a lump sum in cash equal to 1.5 times Dr. Weber’s then-current annual base salary (or Dr. Weber’s annual base salary in effect immediately prior to the change in control, if higher), (ii) she will be entitled to receive a lump sum in cash equal to 1.5 times Dr. Weber’s target annual cash incentive compensation for the year of termination, (iii) subject to Dr. Weber’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Dr. Weber had she remained employed with us until the earliest of (A) eighteen (18) months following termination, (B) Dr. Weber’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Weber’s COBRA health continuation period, and (iv) 100% of all stock options and other stock-based awards subject solely to time-based vesting held by Dr. Weber shall be accelerated.

Daniella Beckman

Under the employment agreement we intend to enter into with Ms. Beckman at the Closing, or the Beckman Employment Agreement, Ms. Beckman will continue to serve as our Chief Financial Officer on an at-will basis. Ms. Beckman’s current annual base salary is $370,800, and she is eligible for an annual bonus with a target amount of 35% of her current annual base salary. Ms. Beckman’s base salary at the Closing will be $390,000, which is subject to periodic review and adjustment, and she will be eligible to earn an annual bonus with a target amount equal to 40% of her base salary. Ms. Beckman is eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Pursuant to the Beckman Employment Agreement, in the event that her employment is terminated by us without “cause” or Ms. Beckman resigns for “good reason” (as each term is defined in the Beckman Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) she will be entitled to receive base salary continuation for twelve (12) months following termination, and (ii) subject to Ms. Beckman’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Ms. Beckman had she remained employed with us until the earliest of (A) twelve (12) months following termination, (B) Ms. Beckman’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Ms. Beckman’s COBRA health continuation period.

In lieu of the payments and benefits described in the preceding sentence, in the event that Ms. Beckman’s employment is terminated by us without cause or Ms. Beckman resigns for good reason on or within twelve (12) months following a “change in control” (as defined in the Beckman Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) she will be entitled to receive a lump sum in cash equal to 1.0 times Ms. Beckman’s then-current annual base salary (or Ms. Beckman’s annual base salary in effect immediately prior to the change in control, if higher), (ii) she will be entitled to receive a lump sum in cash equal to Ms. Beckman’s target annual cash incentive compensation for the year of termination, (iii) subject to Ms. Beckman’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Ms. Beckman had she remained employed with us until the earliest of (A) twelve (12) months following termination, (B) Ms. Beckman’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Ms. Beckman’s COBRA health continuation period, and (iv) 100% of all stock options and other stock-based awards subject solely to time-based vesting held by Ms. Beckman shall be accelerated.

Alan Huang, Ph.D.

Under the employment agreement we intend to enter into with Dr. Huang at the Closing, or the Huang Employment Agreement, Dr. Huang will continue to serve as our Chief Scientific Officer on an at-will basis. Dr. Huang’s current annual base salary is $374,000, and he is eligible for an annual bonus with a target amount of 35% of his current annual base salary. Dr. Huang’s base salary at the Closing will be $411,000, which is subject to periodic review and adjustment, and he will be eligible to earn an annual bonus with a target amount equal to 40% of his base salary. Dr. Huang is eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Pursuant to the Huang Employment Agreement, in the event that his employment is terminated by us without “cause” or Dr. Huang resigns for “good reason” (as each term is defined in the Huang Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive base salary continuation for twelve (12) months following termination, and (ii) subject to Dr. Huang’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Dr. Huang had he remained employed with us until the earliest of (A) twelve (12) months following termination, (B) Dr. Huang’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Huang’s COBRA health continuation period.

In lieu of the payments and benefits described in the preceding sentence, in the event that Dr. Huang’s employment is terminated by us without cause or Dr. Huang resigns for good reason on or within twelve (12) months following a “change in control” (as defined in the Huang Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive a lump sum in cash equal to 1.0 times Dr. Huang’s then-current annual base salary (or Dr. Huang’s annual base salary in effect immediately prior to the change in control, if higher), (ii) he will be entitled to receive a lump sum in cash equal to Dr. Huang’s target annual cash incentive compensation for the year of termination, (iii) subject to Dr. Huang’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Dr. Huang had he remained employed with us until the earliest of (A) twelve (12) months following termination, (B) Dr. Huang’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Huang’s COBRA health continuation period, and (iv) 100% of all stock options and other stock-based awards subject solely to time-based vesting held by Dr. Huang shall be accelerated.

Outstanding Equity Awards at 2020 Fiscal Year-End

			Option Awards						Stock Awards
Name and Principal Position	Grant Date(1)	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (UnExercisable)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Barbara Weber, M.D. President, Chief Executive Officer and Chairperson	7/30/2017	6/13/2017	—	—		—	—	—	403,208	(3)	$479,818	—	—
	1/24/2019	1/1/2019	309,125	336,007	(6)	—	$0.52	1/24/2029	—		—	—	—
	1/30/2020	1/1/2020	—	645,132	(6)	—	$0.56	1/30/2030	—		—	—	—
Daniella Beckman Chief Financial Officer	10/18/2019	9/10/2019	152,187	334,813	(7)	—	$0.52	10/18/2029	—		—	—	—
	1/30/2020	11/1/2019	44,010	118,490	(7)	—	$0.56	1/30/2020	—		—	—	—
	10/1/2020	7/1/2020	20,885	179,615	(8)	—	$1.09	10/1/2030	—		—	—	—
Alan Huang, Ph.D. Chief Scientific Officer	3/16/2017	3/16/2017	—	—		—	—	—	18,750	(4)	$22,313	—	—
	4/12/2018	1/1/2018	182,291	67,709	(7)	—	$0.47	4/11/2028	—		—	—	—
	4/12/2018	4/1/2018	216,666	108,334	(7)	—	$0.47	4/11/2028	—		—	—	—
	1/24/2019	1/1/2019	95,833	104,167	(6)	—	$0.52	1/24/2029	—		—	—	—
	1/30/2020	1/1/2020	—	200,000	(6)	—	$0.56	1/30/2030	—		—	—	—

____________

(1)      All of the awards in this table were granted under the Existing Plan, the terms of which are described below under “— Equity Incentive Plan — Existing Plan.”

(2)      All of the option awards listed in the table were granted with an exercise price per share that is no less than the fair market value of our common shares on the date of grant of such award. The fair market value has been determined by independent valuation experts and determined in good faith by our board of directors.

(3)      These shares represent the unvested amount of restricted stock awards granted in July 2017. The total award grant was 3,225,660 and vested 25% after the first anniversary and monthly over the next 36 months. These shares are subject to Dr. Weber’s continued employment in the company and the unvested amount is subject to the company’s repurchase if no longer employed.

(4)      There was no public market value for our common stock as of December 31, 2020. Market value as of December 31, 2020 was determined as $1.19/share, as determined by an independent valuation.

(5)      25% vesting after 1st anniversary and monthly vesting thereafter for 36 months assuming continuing employment with the company.

(6)      Monthly vesting for 48 months assuming continued employment with our company.

(7)      Shares represent Mrs. Beckman’s transition to full-time status and are vested over 48 months assuming continued employment with our company.

Other Elements of Compensation; Perquisites

Health and Welfare Plans

During their employment, our named executive officers are eligible to participate in our employee benefit plans and programs, including medical and dental benefits, life insurance & disability benefits, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans.

Retirement Plan

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. The savings plan is intended to qualify for favorable tax treatment under Section 401(a) of the Code and contains a cash or deferred feature that is intended to meet the requirements of

Section 401(k) of the Code. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law. Under this plan, we do not currently offer any matching contributions but will reserve the right to evaluate changes in the future. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees.

Equity Plans

We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and directors by aligning their financial interests with those of our stockholders. The principal features of our equity plans are summarized below.

2017 Stock Option and Grant Plan

Our 2017 Plan was initially adopted by our board of directors and approved by our stockholders in March 2017. The 2017 plan has been amended from time to time, and was amended and restated in December 2020 to increase the number of shares of common stock reserved for issuance under the plan as described below. The 2017 Plan provides for the grant of options to purchase shares of our common stock, as well as for the award of restricted stock, or RSAs, restricted stock units, or RSUs.

As of December 31, 2020, we had 30,600,000 shares of our common stock reserved for issuance pursuant to grants under our 2017 Plan, of which 11,927,610 remained available for grant. As of December 31, 2020, options to purchase 81,870 shares had been exercised and options to purchase 11,951,362 remained outstanding, with a weighted-average exercise price of $0.64 per share.

Administration.    Our 2017 Plan is administered by our board of directors, and following the Closing will be administered by our compensation committee, referred to as the committee. Subject to the terms of the 2017 Plan, the committee has the power and authority to grant awards consistent with the terms of the plan, and among other things, prescribe, amend, expand, modify and rescind rules and regulations relating to the 2017 Plan.

Eligibility.    Pursuant to the 2017 Plan, we may grant incentive stock options, which are intended to qualify for tax treatment as set forth under Section 422 of the Internal Revenue Code, as amended, or the Code, only to our full-time or part-time employees (including officers and directors who are also employees). We may grant non-statutory stock options and all other types of awards to our employees (including officers and directors who are also employees), non-employee directors and consultants.

Options.    The 2017 Plan provides that the exercise price per share for the Shares covered by a Stock Option shall be determined by the Committee at the time of grant but shall not be less than 100 percent of the Fair Market Value on the Grant Date. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price per share for the Shares covered by such Incentive Stock Option shall not be less than 110 percent of the Fair Market Value on the Grant Date.

The maximum permitted term of options granted under our 2017 Plan is ten years from the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the Grant Date.

Restricted Stock Awards.    The 2017 Plan also provides for the issuance of RSA’s pursuant to which the holder may purchase restricted shares of our common stock. Among other terms and conditions, we may retain an option to repurchase the unvested restricted stock for defined periods of time following the holder’s termination of service.

Limited transferability.    Unless otherwise determined by the committee, awards granted under our 2017 Plan generally may not be transferred or assigned in any manner other than by will or the laws of descent and distribution.

Change in Control.    In the case of a “sale event” (as defined in the 2017 Plan), the Plan and all outstanding Options issued hereunder shall terminate upon the effective time of any such Sale Event unless assumed or continued by the successor entity, or new stock options or other awards of the successor entity or parent thereof are substituted therefor, with an equitable or proportionate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree (after taking into account any acceleration hereunder and/or pursuant to the terms of any Award Agreement).

In the event of the termination of the 2017 Plan, each Holder of Options shall be permitted, within a period of time prior to the consummation of the Sale Event as specified by the Committee, to exercise all such Options which are then exercisable or will become exercisable as of the effective time of the Sale Event; provided, however, that the exercise of Options not exercisable prior to the Sale Event shall be subject to the consummation of the Sale Event. The Company may also have the right but not the obligation, to make or provide for a cash payment to the Holders of Options, without any consent of the Holders, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the value as determined by the Committee of the consideration payable per share of Stock pursuant to the Sale Event (the “Sale Price”) times the number of Shares subject to outstanding Options being cancelled (to the extent then vested and exercisable, including by reason of acceleration in connection with such Sale Event, at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding vested and exercisable Options.

DIRECTOR COMPENSATION

Effective upon the Closing, we adopted a compensation program for our non-employee directors under which each non-employee director will receive the following amounts for their services on our board of directors.

•        An option to purchase 80,000 shares of our common stock upon the director’s initial election or appointment to our board of directors that occurs after the Closing.

•        An annual option to purchase 40,000 shares of our common stock on the date of the annual meeting for such year. Directors who were elected in the 12 months preceding the annual grant are pro-rated on a monthly basis for time in service.

•        An annual director fee of $40,000 and

•        If the director serves on a committee of our board of directors or in the other capacities stated below, an additional annual fee as follows:

•        Non-executive chairperson, $30,000

•        Lead independent director, $15,000

•        Audit committee chairperson, $15,000

•        Audit committee member, $7,500

•        Compensation committee chairperson, $10,000

•        Compensation committee member, $5,000

•        Nomination and governance committee chairperson, $8,000

•        Nomination and governance committee member, $4,000

Options granted to our non-employee directors under the program will have an exercise price equal to the fair market value of our common stock on the date of grant and will expire not later than ten years after the date of grant. The options granted upon a director’s initial election or appointment will vest in 48 substantially equal monthly installments following the date of grant. In addition, all unvested options will vest in full upon the occurrence of a change in control.

2020 Director Compensation Table

Name	Year	Fees Earned or Paid-in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Aaron Davis	2020	—	—	—	—	—	—	$0
Alexis Borisy	2020	$25,000	—	—	—	—	—	$25,000
Cary Pfeffer	2020	—	—	—	—	—	—	$0
Malte Peters	2020	$25,000	—	—	—	—	—	$25,000
Mike Pellini	2020	$25,000	—	—	—	—	—	$25,000
Reid Huber	2020	—	—	—	—	—	—	$0

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2020 by each non-employee director who was serving as of December 31, 2020.

Name	Options outstanding at 2020 fiscal year end
Aaron Davis
Alexis Borisy	387,000
Cary Pfeffer
Reid Huber
Malte Peters	350,000
Mike Pellini	215,000

MANAGEMENT OF NEW TANGO AFTER THE BUSINESS COMBINATION

Management and Board of Directors

The following persons are expected to serve as executive officers and directors of New Tango following the Business Combination.

Name(1)	Age	Position(s)
Barbara Weber, M.D.	64	President, Chief Executive Officer and Director
Daniella Beckman	42	Chief Financial Officer
Alan Huang, Ph.D.	48	Chief Scientific Officer
Alexis Borisy	49	Director
Aaron Davis	42	Director
Reid Huber, Ph.D.	49	Director
Malte Peters, M.D.	58	Director
Lesley Calhoun	55	Director
Mace Rothenberg, M.D.	64	Director

Executive Officers

Barbara Weber, M.D. has served as our President and Chief Executive Officer since March 2017. Dr. Weber has been a Venture Partner at Third Rock Ventures since March 2015. Previously, Dr. Weber served as Senior Vice President, Oncology Translational Medicine, Novartis from 2009 to 2015, Vice President, Oncology, GSK from 2005 to 2009 and Professor, Medicine and Genetics, University of Pennsylvania from 1994 to 2005. Dr. Weber has served on the board of directors of Revolution Medicines, Inc., a biotechnology company, since April 2018 and Fog Pharma, a private biopharmaceutical company, since October 2018. Dr. Weber received a B.S. in Chemistry and an M.D. from the University of Washington, was a resident in internal medicine at Yale University and fellow in Medical Oncology at the Dana Farber Cancer Institute.

Daniella Beckman has served as our Chief Financial Officer since September 2019 and served as our interim Chief Financial Officer from October 2016 to August 2019. Prior to joining the Company, she provided consulting and interim chief financial officer services for early-stage biotechnology companies since November 2015. Previously, Ms. Beckman was the chief financial officer of Idenix Pharmaceuticals, Inc., a biopharmaceutical company, from June 2011 until it was acquired by Merck & Co., Inc., a pharmaceutical company, in August 2014. Ms. Beckman has served on the board of directors of Translate Bio, Inc., a clinical-stage mRNA therapeutics company, since October 2017, on the board of directors of 5:01 Acquisition Corp, a special purpose acquisition company, since October 2020 and on the board of directors of Vor Biopharma Inc., a cell therapies company, since July 2020. Ms. Beckman holds a B.S. in business administration-accounting from Boston University. She is also a certified public accountant in Massachusetts.

Alan Huang, Ph.D., has served as our Chief Scientific Officer since April 2018. Before being appointed as Chief Scientific officer, Dr. Huang served as Senior Vice President, Head of Biology. From 2016 to 2017, he served as a consultant at Third Rock Ventures. Previously, Dr. Huang was Senior Director and interim Global Head of Oncology Translational Research at Novartis Institute for Biomedical Research. Prior to joining Novartis, Dr. Huang was a senior scientist at Millennium Pharmaceuticals, Inc.. Dr. Huang obtained his B.S. in biochemistry from Fudan University and his doctorate in biochemistry & molecular biology from the University of South Alabama. He completed a postdoctoral fellowship at Schepen’s Eye Research Institute of Harvard Medical School.

Non-Employee Directors

Alexis Borisy has served as a member of our board of directors since our founding in 2017. Since June 2019, Mr. Borisy has served as Chief Executive Officer and chairman of EQRx, Inc., a biotechnology company. From 2010 to June 2019, Mr. Borisy was a partner at Third Rock Ventures, a series of venture capital funds investing in life science companies. Mr. Borisy co-founded Blueprint Medicines Corporation, a biopharmaceutical company, and served as its Interim Chief Executive Officer from 2013 to 2014 and has served as a member of its board of directors since 2011. Mr. Borisy co-founded Foundation Medicine, Inc. and served as its Interim Chief Executive Officer from 2009 to 2011 and served as a member of its board of directors from 2009 to July 2018, until its acquisition by Roche. In addition, during the past five years Mr. Borisy has served as a member of the board of directors of various public companies, including Relay Therapeutics, Inc., Revolution Medicines, Inc., Magenta Therapeutics, Inc. and Editas Medicine, Inc. Mr. Borisy received an A.B. in Chemistry from the University of Chicago and an A.M. in Chemistry and Chemical Biology from Harvard University. We believe Mr. Borisy’s extensive experience as an executive of, and working with and serving on the boards of directors of, multiple biopharmaceutical and life sciences companies, his educational background and his experience working in the venture capital industry provide him with the qualifications and skills necessary to serve as a member of our board of directors.

Lesley Ann Calhoun has served as a member of our board of directors since March 2021. Since June 2020, Ms. Calhoun has served as executive vice president and chief financial officer at Aligos Therapeutics, Inc., a clinical stage biopharmaceutical company. From August 2016 to June 2020, Ms. Calhoun served as senior vice president of finance & administration and chief accounting officer at Global Blood Therapeutics, Inc. From January 2013 to September 2015, Ms. Calhoun served as vice president of finance at Hyperion Therapeutics, Inc., a commercial pharmaceutical company, which was acquired by Horizon Pharma plc, a biopharmaceutical company, in May 2015. Prior to Horizon Pharma, Ms. Calhoun served as senior director of finance and corporate controller at Theravance, Inc., a biopharmaceutical company, from August 2005 to January 2013. Prior to Theravance, Ms. Calhoun held various senior finance positions of increasing responsibility where she oversaw all aspects of finance and accounting operations for U.S. and multinational, publicly-traded and pre-IPO stage technology companies and in the biopharmaceutical industry. Earlier in her career, Ms. Calhoun was a member of the audit practice of Deloitte & Touche LLP from 1989 to 2001. Ms. Calhoun holds a B.S. in business administration with a concentration in accounting from San Francisco State University and is a Certified Public Accountant (inactive). We believe that Ms. Calhoun’s financial and accounting expertise and her experience in the finance and life sciences industries qualify her to serve as a member of our board of directors.

Aaron Davis has served as a member of our board of directors since April 2020. Mr. Davis has been the Chief Executive Officer of Boxer Capital, the healthcare arm of Tavistock Group, since 2012. He co-founded Boxer Capital in 2005 and, prior to being appointed Chief Executive Officer in 2012, served as Portfolio Manager. Mr. Davis is currently the Chairman and Chief Executive Officer of BCTG Acquisition Corp. He has also served as executive chairman of CiVi Biopharma Holdings, Inc. since 2016, a director of Tango Therapeutics, Inc. since April 2020, Odonate Therapeutics, Inc. since December 2016; a director of Mirati Therapeutics, Inc. since December 2018 and a director of iTeos Therapeutics, Inc. since 2020. From 2000 to 2004, Mr. Davis worked in the Global Healthcare Investment Banking and Private Equity Groups at UBS Warburg, LLC. Mr. Davis holds an M.A. in biotechnology from Columbia University and a B.B.A. degree in finance from Emory University. We believe that Mr. Davis’s experience serving as a director of multiple biotechnology companies and his knowledge of funds specializing in the area of life sciences makes him qualified to serve as a member of our board of directors

Reid M. Huber, Ph.D., has served as a member of our board of directors since July 2019. Dr. Huber has served as a Partner at Third Rock Ventures since December 2018. From April 2014 to December 2018, Dr. Huber served as Executive Vice President and Chief Scientific Officer at Incyte Corporation, a pharmaceutical company. From 2002 to 2014, Dr. Huber held various roles of increasing responsibility at Incyte. Prior to joining Incyte, Dr. Huber held scientific research positions at DuPont Pharmaceuticals and Bristol-Myers Squibb from 1997 to 2002. Dr. Huber has served on the board of directors of Bellicum Pharmaceuticals, Inc. since October 2014 and also currently serves on the board of MOMA Therapeutics, Asher Bio, Insitro and The American Cancer Society Dr. Huber received his Ph.D. in molecular genetics from the Washington University School of Medicine and held pre- and post-doctoral fellowships at the National Institutes of Health. We believe that Dr. Huber’s extensive background in the pharmaceutical industry and senior management experience qualify him to serve on our board of directors.

Malte Peters, M.D., has served on our board of directors since September 2018. Since March 2020, Dr. Peters has served as Chief Research and Development Officer of MorphoSys AG, a biopharmaceutical company, and prior to that served as its Chief Development Officer and member of its management board since March 2017. Prior to his time at MorphoSys, Dr. Peters served as the Global Head of Clinical Development of the Biopharmaceuticals Business Unit at Sandoz International. From 2004 to 2015, he served as Clinical Head and Site Head for Basel and East Hanover in the Department of Oncology Translational Medicine at Novartis. Dr. Peters has also held teaching appointments in Internal Medicine and Biochemistry at the University of Mainz, Germany, served as Research Scientist at the Amgen Research Institute in Toronto, Canada, as Director of Cancer Research at Merck KGaA and as Medical Director at Micromet AG. Dr. Peters received his Doctor of Medicine from the Freie Universität

Berlin, Germany, and was trained at the Universities of Padova, Italy, and Bochum and Berlin, Germany. After scientific work at different universities he habilitated in Internal Medicine at the University of Mainz, Germany. We believe Dr. Peters’ extensive knowledge of the biotechnology industry makes him qualified to serve on our board of directors.

Mace Rothenberg, M.D., has served on our board of directors since March 2021. Dr. Rothenberg was previously at Pfizer, Inc., a pharmaceutical company, where he served as Chief Medical Officer and Head of Worldwide Medical and Safety from 2019-2021, Chief Development Officer for Oncology from 2016-2018, and Senior Vice President for Clinical Development and Medical Affairs for Pfizer Oncology from 2008-2016. Prior to joining Pfizer, Dr. Rothenberg spent 25 years in academia, serving on the faculties of the University of Texas Health Science Center — San Antonio and Vanderbilt University Medical Center. Dr. Rothenberg is a fellow of the American College of Physicians and the American Society of Clinical Oncology and is board-certified in Internal Medicine and Medical Oncology. Dr. Rothenberg received his B.A from the University of Pennsylvania, his M.D. from the New York University School of Medicine, completed his residency in Internal Medicine at Vanderbilt University and his fellowship in Medical Oncology at the National Cancer Institute. We believe Dr. Rothenberg’s industry experience and life science expertise make him qualified to serve on our board of directors.

Family Relationships

There are no family relationships among any of New Tango’s directors or executive officers.

New Tango’s Board Composition

New Tango’s business and affairs will be organized under the direction of its board of directors. New Tango’s Board will be chaired by Alexis Borisy. The primary responsibilities of New Tango’s Board will be to provide oversight, strategic guidance, counseling and direction to New Tango’s management. New Tango’s Board will meet on a regular basis and additionally as required.

In accordance with the terms of New Tango’s amended and restated bylaws, which will be effective upon the consummation of the Business Combination, the board of directors may establish the authorized number of directors from time to time by resolution. The board of directors will consist of seven members upon the consummation of the Business Combination. Each member of New Tango’s Board following the Business Combination will serve a one-year term expiring at New Tango’s next annual meeting of stockholders, subject to his or her office being vacated sooner pursuant to New Tango’s amended and restated bylaws to be in effect upon the Closing.

Director Independence

Prior to the consummation of the Business Combination, the Board will undertake a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, it is expected that the Board will determine that none of the directors, other than Dr. Weber, has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of the directors is “independent” as that term is defined under the Nasdaq listing standards. In making these determinations, the Board will consider the current and prior relationships that each non-employee director has with New Tango and all other facts and circumstances the Board deems relevant in determining their independence, including the beneficial ownership of securities of New Tango by each non- employee director and the transactions described in the section titled “Certain Relationships and Related Person Transactions.”

Role of New Tango’s Board in Risk Oversight/Risk Committee

Upon the consummation of Business Combination, one of the key functions of New Tango’s Board will be informed oversight of New Tango’s risk management process. New Tango’s Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through New Tango’s Board as a whole, as well as through various standing committees of New Tango’s Board that address risks inherent in their respective areas of oversight. In particular, New Tango’s Board will be responsible for monitoring and assessing strategic risk exposure and New Tango’s audit committee will have the responsibility to consider and discuss New Tango’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. New Tango’s compensation committee will also assess and monitor whether New Tango’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Committees of New Tango’s Board

New Tango’s Board will have the authority to appoint committees to perform certain management and administration functions. BCTG’s current Board has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by New Tango’s Board. Following the Closing, the charters for each of these committees will be available on Tango’s website at Tango.com. Information contained on or accessible through Tango’s website is not a part of this proxy statement/prospectus, and the inclusion of such website address in this proxy statement/prospectus is an inactive textual reference only.

Audit Committee

New Tango’s audit committee is expected to consist of Lesley Calhoun, Mace Rothenberg and Alexis Borisy. The Board has determined each proposed member is independent under the listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of the audit committee is expected to be Lesley Calhoun. The Board has determined that Lesley Calhoun is an “audit committee financial expert” within the meaning of SEC regulations. The Board has also determined that each member of the proposed audit committee has the requisite financial expertise required under the applicable requirements of the Nasdaq Capital Market. In arriving at this determination, the Board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of the board of directors with respect to New Tango’s accounting, financial, and other reporting and internal control practices and to oversee the Combined Entity’s independent registered accounting firm. Specific responsibilities of New Tango’s audit committee include:

•        helping the board of directors oversee corporate accounting and financial reporting processes;

•        managing the selection, engagement and qualifications of a qualified firm to serve as the independent registered public accounting firm to audit New Tango’s financial statements;

•        helping to ensure the independence and performance of the independent registered public accounting firm;

•        discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, New Tango’s interim and year-end operating results;

•        developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•        reviewing policies on financial risk assessment and financial risk management;

•        reviewing related party transactions;

•        obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes New Tango’s internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•        approving (or, as permitted, pre-approving) all audit and all permissible non-audit service to be performed by the independent registered public accounting firm.

Compensation Committee

New Tango’s compensation committee is expected to consist of of Malte Peters, Mace Rothenberg and Alexis Borisy. The Board has determined each proposed member is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The chairperson of the compensation committee is expected to be Malte Peters. The primary purpose of the compensation committee is to discharge the responsibilities of the board of directors to oversee its compensation policies, plans and programs and to review and determine the compensation to be paid to its executive officers, directors and other senior management, as appropriate.

Specific responsibilities of New Tango’s compensation committee will include:

•        reviewing and approving, or recommending that New Tango’s Board approve, the compensation of New Tango’s executive officers and senior management;

•        reviewing and recommending to New Tango’s Board the compensation of New Tango’s directors;

•        reviewing and approving, or recommending that New Tango’s Board approve, the terms of compensatory arrangements with New Tango’s executive officers;

•        administering New Tango’s stock and equity incentive plans;

•        selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors;

•        reviewing, approving, amending and terminating, or recommending that New Tango’s Board approve, amend or terminate, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for New Tango executive officers and other senior management, as appropriate;

•        reviewing and establishing general policies relating to compensation and benefits of New Tango’s employees; and

•        reviewing New Tango’s overall compensation philosophy.

Nominating and Corporate Governance Committee

New Tango’s nominating and corporate governance committee is expected to consist of Reid Huber, Aaron Davis, and Lesley Calhoun. The Board has determined each proposed member is independent under the listing standards. The chairperson of the nominating and corporate governance committee is expected to be Reid Huber.

Specific responsibilities of New Tango’s nominating and corporate governance committee include:

•        identifying, evaluating and selecting, or recommending that New Tango’s Board approve, nominees for election to New Tango’s Board;

•        evaluating the performance of New Tango’s Board and of individual directors;

•        evaluating the adequacy of New Tango’s corporate governance practices and reporting;

•        reviewing management succession plans; and

•        developing and making recommendations to New Tango’s Board regarding corporate governance guidelines and matters.

Code of Business Conduct and Ethics

New Tango will adopt a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Following the Closing, the Code of Business Conduct and Ethics will be available on New Tango’s website at Tango.com. Information contained on or accessible through such website is not a part of this proxy statement/ prospectus, and the inclusion of the website address in this proxy statement/prospectus is an inactive textual reference only. New Tango intends to disclose any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by the applicable rules and exchange requirements.

Compensation Committee Interlocks and Insider Participation

No member of New Tango’s compensation committee has ever been an officer or employee of either company. None of New Tango’s expected executive officers serve, or have served during the last year, as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of New Tango’s directors or on either company’s compensation committee.

Non-Employee Director Compensation

New Tango plans to adopt a non-employee director compensation policy that will be effective upon the closing of the Business Combination, which will be designed to align compensation with its business objectives and the creation of stockholder value, while enabling New Tango to attract, retain, incentivize and reward directors who contribute to the long-term success of New Tango.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Charter, which will be effective upon consummation of the Business Combination, will limit a directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the amended and restated bylaws provide that New Tango will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, New Tango will enter into separate indemnification agreements with its directors and officers. These agreements, among other things, require New Tango to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at its request.

New Tango plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the Proposed Charter and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TANGO

Throughout this section, unless otherwise noted, “we,” “us,” “Tango” and the “Company” refer to Tango Therapeutics, Inc. and its consolidated subsidiaries.

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this proxy statement/prospectus and our audited consolidated financial statements and related notes and unaudited condensed consolidated financial statements and related notes appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this proxy statement/ prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a precision oncology company leveraging our state-of-the-art target discovery platform to identify novel targets and develop new drugs directed at tumor suppressor gene loss in defined patient populations with high unmet medical need. Tumor suppressor gene loss remains a largely untouched target space specifically because these genetic events cannot be directly targeted. Empowered by recent advances in CRISPR technology, we are now able to employ a unique functional genomics approach and apply the principles of synthetic lethality to target the loss of specific tumor suppressor genes at scale. We believe this will result in establishing a sustainable pipeline optimized to deliver meaningfully clinical benefit to patients. Our novel small molecules are designed to be selectively active in cancer cells with specific tumor suppressor gene loss, killing those cancer cells while being relatively inert in normal cells. We also are extending this target space beyond the classic, cell-autonomous effects of tumor suppressor gene loss to include the discovery of novel targets that reverse the effects of tumor suppressor gene loss that prevent the immune system from recognizing and killing cancer cells (immune evasion). We believe this approach will provide the ability to deliver the deep, sustained target inhibition necessary for prolonged tumor regression and meaningful clinical benefit as a result of the unique ability of synthetic lethal targeting to spare normal cells. We plan to file an Investigational New Drug (“IND”) application for TNG908, our lead product candidate in the fourth quarter of 2021 and initiate a Phase 1/2 clinical trial in the first half of 2022. We have additional programs that we plan to file INDs in 2022 and 2023.

We are seeking to complete a merger with BCTG which would result in BCTG acquiring 100% of our issued and outstanding equity securities. Together with BCTG’s cash resources, additional funding for our operations would be provided through a Private Investment in Public Equity (the “PIPE Financing”) offering to be completed concurrently with the merger. In the event a merger is not consummated, we may be required to obtain additional funding whether through private or public offerings, debt, future collaboration agreements or a combination thereof and such additional funding may not be available on terms acceptable or favorable to us. There is inherent uncertainty associated with these fundraising activities and they are not considered probable.

Since our inception, we have focused primarily on organizing and staffing our company, business planning, raising capital, discovering product candidates, securing related intellectual property, and conducting research and development activities for our programs. Since our inception, we have funded our operations primarily through equity financings and from the proceeds received from our collaboration agreement with Gilead Sciences, Inc. (“Gilead”). To date, we have raised an aggregate of approximately $166.9 million of gross proceeds from the sale of our preferred shares and another $200.1 million through our collaboration with Gilead.

Since inception, we have incurred significant operating losses. Our net losses were $52.0 million and $14.1 million for the years ended December 31, 2020 and 2019, respectively, and $12.1 million and $7.9 million for the three months ended March 31, 2021 and 2020, respectively. We had an accumulated deficit of $115.2 million and $103.1 million as of March 31, 2021 and December 31, 2020, respectively. We expect to continue to incur significant and increasing expenses and operating losses for the foreseeable future, as we advance our product candidates through preclinical and clinical development and seek regulatory approvals, manufacture drug product and drug supply, maintain and expand our intellectual property portfolio, as well as hire additional personnel, pay for accounting, audit, legal, regulatory and consulting services, and pay costs associated with maintaining compliance with Nasdaq listing rules and the requirements of the U.S. Securities and Exchange Commission (“SEC”), director and officer liability insurance, investor and public relations activities and other expenses associated with operating as a public company. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our preclinical studies, our clinical trials and our expenditures on other research and development activities.

We do not have any product candidates approved for sale and have not generated any revenue from product sales. We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates, if ever. In addition, if we obtain regulatory approval for our product candidates and do not enter into a third-party commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, manufacturing and distribution activities. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on acceptable terms, or at all. Our failure to raise capital or enter into such agreements as, and when needed, could have a negative effect on our business, results of operations and financial condition.

Response to COVID-19

In response to the ongoing global COVID-19 pandemic, we established a cross-functional task force and have implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on our employees and our business. Our operations are considered an essential business and we have been allowed to continue operating under current governmental restrictions during this period. We have taken measures to secure our research and development activities, while work in laboratories and facilities has been organized to reduce risk of COVID-19 transmission. The extent of the impact of the COVID-19 pandemic on our business, operations and clinical development timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the outbreak and its impact on our clinical trial enrollment, trial sites, contract research organizations (“CROs”), contract manufacturing organizations, and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. While we are experiencing limited financial and operational impacts at this time, given the global economic slowdown, the overall disruption of global healthcare systems and the other risks and uncertainties associated with the pandemic, our business, financial condition and results of operations ultimately could be materially adversely affected. We continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans, clinical development plans and response strategy.

Proposed Business Combination Transaction

On April 13, 2021, we executed a definitive merger agreement with BCTG and BCTG Merger Sub, which will result in BCTG acquiring 100% of our issued and outstanding equity securities. The proposed merger will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under the reverse recapitalization model, the Business Combination will be treated as Tango issuing equity for the net assets of BCTG, with no goodwill or intangible assets recorded. Under this method of accounting, BCTG will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the merger, our stockholders are expected to have a majority of the voting power of the combined company, we will comprise all of the ongoing operations of the combined entity, we will comprise a majority of the governing body of the combined company, and our senior management will comprise all of the senior management of the combined company. As a result of the proposed merger, BCTG will be renamed Tango Therapeutics, Inc. The boards of directors of both BCTG and Tango have approved the proposed merger transaction. Completion of the transaction, which is expected to occur during the third quarter of 2021, is subject to approval of BCTG stockholders and the satisfaction or waiver of certain other customary closing conditions.

BCTG is expected to receive net proceeds of approximately $156.9 million upon the closing of the proposed merger transaction, assuming no redemptions are affected by stockholders of BCTG, and will operate under the current Tango management team upon the closing of the proposed merger. In connection with the proposed merger, BCTG has entered into agreements with existing and new investors to subscribe for and purchase an aggregate of

18.6 million shares of its common stock (the “PIPE Financing”) that will result in net proceeds of an additional $179.7 million upon the closing of the PIPE Financing. The closing of the proposed merger is a precondition to the PIPE Financing.

Subject to the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), each share of our redeemable convertible preferred stock (the “Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into a share of our common stock. At the Effective Time, each option to purchase our common stock shall become an option, respectively, to purchase shares of common stock of the surviving entity, subject to adjustment in accordance with the exchange ratio. Completion of the PIPE Financing and proposed merger transactions is subject to approval of BCTG stockholders and the satisfaction or waiver of certain other customary closing conditions. The approval from BCTG stockholders is expected in the third quarter of 2021.

Financial Overview

Revenue

To date, we have not recognized any revenue from product sales, and we do not expect to generate any revenue from the sale of products in the next several years. If our development efforts for our product candidates are successful and result in regulatory approval, or license agreements with third parties, we may generate revenue in the future from product sales. However, there can be no assurance as to when we will generate such revenue, if at all.

Collaboration Agreements with Gilead Sciences

In October 2018, we entered into a collaboration agreement with Gilead (the “2018 Gilead Agreement”). Pursuant to the terms of the 2018 Gilead Agreement, we received an initial upfront payment of $50.0 million. The upfront payment was initially recorded as deferred revenue on our balance sheet and is recognized as revenue as or when the performance obligation under the contract is satisfied.

In July 2019, Gilead licensed a program from us, and also separately contracted for additional services related to the program through a letter agreement. As of December 31, 2019, we had substantially completed our required obligations under the license and side letter agreement, and as a result, recognized $9.4 million of revenue. As of December 31, 2020, all remaining obligations under the license and side letter agreement were completed, resulting in the recognition of the remaining consideration of $0.7 million of revenue.

In August 2020, the 2018 Gilead Agreement was expanded into a broader collaboration via an amended and restated research collaboration and license agreement (the “Gilead Agreement”). Pursuant to the terms of the Gilead Agreement, we received an upfront payment of $125.0 million. Consistent with the treatment of the previously received upfront payment, this upfront payment was recorded as deferred revenue on our balance sheet and is recognized as revenue as or when the performance obligation under the contract is satisfied.

In December 2020, Gilead elected to extend a program for an additional $12.0 million fee which was added to our estimate of the transaction price to total $187.0 million. Certain portions of the payment related to this research extension remained outstanding at March 31, 2021, however, we determined that achievement of the entire research extension fee was probable and that a significant reversal in the amount of cumulative revenue recognized would not occur.

In April 2021, Gilead licensed a program for an additional $11.0 million fee. The $11.0 million license fee was received in May 2021 and will be recognized as revenue in the second quarter of 2021 since Gilead can benefit from the license on its own and the license is separately identifiable from the research services.

During the three months ended March 31, 2021 and 2020, the Company recognized $6.4 million and $4.4 million, respectively, of revenue associated with the Gilead Agreements based on performance completed during each period. To date, $30.6 million has been recognized as revenue related to the upfront and research extension payments from the agreement with Gilead.

Refer to Note 2 and Note 3 to our audited annual consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information regarding our revenue recognition accounting policy and our collaboration agreement with Gilead.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our drug discovery efforts and the development of our product candidates. We expense research and development costs as incurred, which include:

•        employee-related expenses, including salaries, bonuses, benefits, stock-based compensation, other related costs for those employees involved in research and development efforts;

•        external research and development expenses incurred under agreements with CROs as well as consultants that conduct our preclinical studies and development services;

•        costs related to manufacturing material for our preclinical studies;

•        laboratory supplies and research materials;

•        costs to fulfill our obligations under the collaboration with Gilead;

•        costs related to compliance with regulatory requirements; and

•        facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent, utilities and insurance.

Costs for certain activities are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided to us by our vendors and analyzing the progress of our preclinical studies or other services performed. Significant judgment and estimates are made in determining the accrued expense balances at the end of any reporting period.

Our direct external research and development expenses consist primarily of fees paid to CROs and outside consultants in connection with our preclinical development and manufacturing activities. Our direct external research and development expenses also include fees incurred under license agreements. We track these external research and development costs on a program-by-program basis once we have identified a product candidate.

We do not allocate employee costs, costs associated with our target discovery efforts, laboratory supplies, and facilities, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We characterize research and development costs incurred prior to the identification of a product candidate as discovery costs. We use internal resources primarily to conduct our research and discovery activities as well as for managing our preclinical development and manufacturing activities.

The following table summarizes our research and development expenses:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
TNG908 direct program expenses	$2,207	$1,910	$9,548	$4,954
USP1 direct program expenses	1,468	917	4,594	151
Discovery direct program expenses	4,927	2,862	13,365	8,987
Unallocated research and development expenses
Personnel related expenses	3,879	3,060	12,937	9,508
Facilities and other related expenses	2,518	2,074	9,547	8,674
Total research and development expenses	$15,000	$10,822	$49,991	$32,274

The successful development of our product candidates is highly uncertain. We plan to substantially increase our research and development expenses for the foreseeable future as we continue the development of our product candidates and manufacturing processes and conduct discovery and research activities for our preclinical programs. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which product candidates to pursue and how much funding to direct to each product candidate on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and our ongoing assessments as to each product candidate’s commercial potential. Our clinical development costs are expected to increase significantly as we commence clinical trials. We anticipate that our expenses will increase substantially, particularly due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

•        the scope, rate of progress, and expenses of our ongoing research activities as well as any preclinical studies, clinical trials and other research and development activities;

•        establishing an appropriate safety profile with IND enabling studies;

•        successful enrollment in and completion of clinical trials;

•        whether our product candidates show safety and efficacy in our clinical trials;

•        receipt of marketing approvals from applicable regulatory authorities;

•        the progress of our collaboration with Gilead;

•        establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•        obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•        commercializing product candidates, if and when approved, whether alone or in collaboration with others; and

•        continued acceptable safety profile of products following any regulatory approval.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on other product candidates. For example, if the U.S. Food and Drug Administration (“FDA”), European Medicines Agency (“EMA”) or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expense consists primarily of employee related costs, including salaries, bonuses, benefits, stock-based compensation and other related costs. General and administrative expense also includes professional services, including legal, accounting and audit services and other consulting fees as well as facility costs not otherwise included in research and development expenses, insurance and other general administrative expenses.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur significantly increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Other Income, Net

Interest Income

Interest income consists of income earned in connection with our investments in money market funds, U.S. Treasury bills and U.S. government agency bonds.

Other Income, Net

Other income, net consists of miscellaneous income and expense unrelated to our core operations.

Provision for Income Taxes

Our income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law. We have recorded an income tax provision of less than $0.1 million for the three months ended March 31, 2021. There is no provision for income taxes for the three months ended March 31, 2020 and for the years ended December 31, 2020 and 2019 because the Company has historically incurred net operating losses and maintains a full valuation allowance against its deferred tax assets.

Results of Operations

Comparison of the Three Months Ended March 31, 2021 and 2020

The following table summarizes our results of operations for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,		Change
	2021	2020
	(in thousands)
Collaboration revenue	$6,386	$4,711	$1,675
Operating expenses:
Research and development	15,000	10,822	4,178
General and administrative	3,467	1,953	1,514
Total operating expenses	18,467	12,775	5,692
Loss from operations	(12,081)	(8,064)	(4,017)
Other income, net:
Interest income	104	60	44
Other (expense) income, net	(55)	90	(145)
Total other income, net	49	150	(101)
Net loss before income taxes	(12,032)	(7,914)	(4,118)
Provision for income taxes	(74)	—	(74)
Net loss	(12,106)	(7,914)	(4,192)
Net loss and comprehensive loss	$(12,091)	$(7,906)	$(4,185)

Collaboration Revenue

Collaboration revenue was $6.4 million and $4.7 million for the three months ended March 31, 2021 and 2020, respectively, which was derived from the Gilead collaboration. The increase of $1.7 million is primarily due to incremental costs incurred under the Gilead Agreement during the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 as well as an increase in the total transaction price allocated to the combined performance obligation under the Gilead Agreement during the second half of 2020, which has resulted in greater revenue recognized during the first quarter of 2021.

Research and Development Expenses

Research and development expense was $15.0 million for the three months ended March 31, 2021 compared to $10.8 million for the three months ended March 31, 2020. The increase of $4.2 million was primarily due to a $2.9 million increase in external CRO expenses primarily relating to our lead product candidate, TNG908, and the advancement of our other drug discovery programs. Additionally, personnel-related costs increased $1.1 million primarily due to additional headcount to support our research and development activities as well as a $0.2 million increase in consulting and professional fees.

General and Administrative Expenses

General and administrative expense was $3.5 million for the three months ended March 31, 2021 compared to $2.0 million for the year ended March 31, 2020. The increase of $1.5 million was primarily due to a $0.9 million increase in personnel-related costs due to additional headcount and a $0.3 million increase in consulting and professional service fees.

Interest Income

Interest income was $0.1 million for the three months ended March 31, 2021 compared to $0.1 million for the three months ended March 31, 2020. Interest income was not significant for the three month periods primarily due to low interest rates in each period.

Other (Expense) Income, Net

Other expense, net was $0.1 million for the three months ended March 31, 2021 compared to other income, net of $0.1 million for the three months ended March 31, 2020. Other (expense) income was not significant for both the three months ended March 31, 2021 and 2020.

Provision for Income Taxes

Provision for income taxes was less than $0.1 million for the three months ended March 31, 2021 compared to $0 for the three months ended March 31, 2020. The increase of less than $0.1 million is primarily attributable to taxable deferred revenue partially offset by the utilization of federal and state net operating losses and federal and state tax credits.

Comparison of the Years Ended December 31, 2020 and 2019

The following table summarizes our results of operations for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(in thousands)
Collaboration revenue	$7,656	$24,649	$(16,993)
Operating expenses:
Research and development	49,991	32,274	17,717
General and administrative	9,865	7,537	2,328
Total operating expenses	59,856	39,811	20,045
Loss from operations	(52,200)	(15,162)	(37,038)
Other income, net:
Interest income	108	684	(576)
Other income, net	120	383	(263)
Total other income, net	228	1,067	(839)
Net loss	(51,972)	(14,095)	(37,877)
Net loss and comprehensive loss	$(51,965)	$(14,078)	$(37,887)

Collaboration Revenue

Collaboration revenue was $7.7 million and $24.7 million for the years ended December 31, 2020 and 2019, respectively, which was derived from the Gilead collaboration. The decrease of $17.0 million is due to the majority of the obligations under the license and letter agreement being substantially completed in 2019, which resulted in greater revenue recognized in 2019. Additionally, a cumulative catch-up adjustment was recorded during 2020 due to executing the Gilead Agreement resulting in a reduction of $11.3 million of revenue.

Research and Development Expenses

Research and development expense was $50.0 million for the year ended December 31, 2020 compared to $32.3 million for the year ended December 31, 2019. The increase of $17.7 million was primarily due to a $13.7 million increase in external CRO expenses primarily relating to our lead product candidate, TNG908, and the advancement of our other drug discovery programs. Additionally, personnel-related costs increased $3.6 million primarily due to additional headcount to support our research and development activities as well as a $0.5 million increase in consulting and professional fees.

General and Administrative Expenses

General and administrative expense was $9.9 million for the year ended December 31, 2020 compared to $7.5 million for the year ended December 31, 2019. The increase of $2.3 million was primarily due to a $1.0 million increase in personnel-related costs due to additional headcount and $1.2 million increase in consulting and professional service fees.

Interest Income

Interest income was $0.1 million for the year ended December 31, 2020 compared to $0.7 million for the year ended December 31, 2019. The decrease of $0.6 million was primarily due to a decline in interest rates in 2020 as compared to 2019.

Other Income, Net

Other income, net was $0.1 million for the year ended December 31, 2020 compared to $0.4 million for the year ended December 31, 2019. Other income was not significant for both the years ended December 31, 2020 and 2019.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have generated recurring net losses. We have not yet commercialized any product and we do not expect to generate revenue from sales of any products for several years, if at all. Since our inception, we have funded our operations primarily through proceeds from the issuance of preferred stock and from the proceeds received from our collaboration with Gilead. To date, we have raised an aggregate of approximately $166.9 million of gross proceeds from the sale of our preferred stock and another $200.1 million through our collaboration. As of March 31, 2021, we had cash and cash equivalents and marketable securities of $206.9 million.

Funding Requirements

We believe that the net proceeds from the Business Combination and the PIPE Financing, together with our existing cash, cash equivalents and marketable securities on hand as of March 31, 2021 of $206.9 million will enable us to fund our operating expenses and capital expenditure requirements at least into the second half of 2024. We have based this estimate on assumptions that may prove to be wrong, and we could expend our capital resources sooner than we expect.

We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative costs will increase in connection with our planned research and development activities. In addition, upon the completion of the Business Combination, we expect to incur additional costs associated with operating as a public company. Because of the numerous risks and uncertainties associated with research, development and commercialization of our product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future capital requirements will depend on many factors, including:

•        the initiation, timing, costs, progress and results of our planned clinical trials of TNG908;

•        the progress of preclinical development and possible clinical trials of our current and future earlier-stage programs;

•        the scope, progress, results and costs of our research programs and preclinical development of any additional product candidates that we may pursue;

•        the development requirements of other product candidates that we may pursue;

•        our headcount growth and associated costs as we expand our research and development and establish a commercial infrastructure;

•        the timing and amount of milestone and royalty payments that we are required to make or eligible to receive under our current or future collaboration and license agreements;

•        the outcome, timing and cost of meeting regulatory requirements established by the FDA, EMA and other regulatory authorities;

•        the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•        the cost of expanding, maintaining and enforcing our intellectual property portfolio, including filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•        the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against us or any of our product candidates;

•        the effect of competing technological and market developments;

•        the cost and timing of completion of commercial-scale manufacturing activities;

•        the extent to which we partner our programs, acquire or in-license other product candidates and technologies or enter into additional collaborations;

•        the revenue, if any, received from commercial sales of TNG908 and any future product candidates for which we receive marketing approval; and

•        the costs of operating as a public company.

Until such time, if ever, as we can generate substantial product revenues to support our cost structure, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common shares. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Cash Flows

Comparison of the Three Months Ended March 31, 2021 and 2020

The following table summarizes our cash flows for each of the three month periods presented:

	Three Months Ended March 31,		Change
	2021	2020
	(in thousands)
Net cash used in operating activities	$(13,613)	$(12,128)	$(1,485)
Net cash provided by investing activities	20,612	11,889	8,723
Net cash provided by financing activities	30,411	—	30,411
Net increase (decrease) in cash, cash equivalents and restricted cash	$37,410	$(239)	$37,649

Operating Activities

Cash flows from operating activities represent the cash receipts and disbursements related to all of our activities other than investing and financing activities. Operating cash flow is derived by adjusting our net loss for non-cash operating items such as depreciation, and stock-based compensation as well as changes in operating assets and liabilities, which reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in our results of operations.

Net cash used in operating activities was $13.6 million for the three months ended March 31, 2021 compared to net cash used in operating activities of $12.1 million for the three months ended March 31, 2020. The increase in net cash used in operations was primarily due to an increase to the overall net loss. The increase was partially offset by higher non-cash expenses, including stock-based compensation and depreciation.

Investing Activities

Net cash provided by investing activities was $20.6 million for the three months ended March 31, 2021 compared to net cash provided by investing activities of $11.9 million for the three months ended March 31, 2020. The increase in cash provided by investing activities was primarily due to increased sales and maturities of marketable securities and was partially offset by an increase in purchases of marketable securities.

Financing Activities

Net cash provided by financing activities was $30.4 million for the three months ended March 31, 2021, consisting of net proceeds from the issuance of shares of redeemable convertible Series B preferred stock in March 2021 and proceeds from the exercising of employee stock options. No cash was used in or provided by financing activities for the three months ended March 31, 2020.

Comparison of the Years Ended December 31, 2020 and 2019

The following table summarizes our cash flows for each of the years presented:

	Year Ended December 31,
	2020	2019	Change
	(in thousands)
Net cash provided by (used in) operating activities	$70,074	$(24,803)	$94,877
Net cash (used in) provided by investing activities	(145,466)	848	(146,314)
Net cash provided by financing activities	80,884	11,000	69,884
Net increase (decrease) in cash, cash equivalents and restricted cash	$5,492	$(12,955)	$18,447

Operating Activities

Net cash provided by operating activities was $70.1 million for the year ended December 31, 2020 compared to net cash used in operating activities of $24.8 million for the year ended December 31, 2019. The increase in net cash provided by operations was primarily due to a net increase in operating liabilities driven by a $125.0 million non-refundable upfront payment received from Gilead that was recorded as deferred revenue in 2020. It was also due to higher non-cash expenses, including stock-based compensation and depreciation, partially offset by our net loss as a result of higher operating expenses, primarily related to TNG908 and our other discovery programs.

Investing Activities

Net cash used in investing activities was $145.5 million for the year ended December 31, 2020 compared to net cash provided by investing activities of $0.8 million for the year ended December 31, 2019. The increase in cash used in investing activities was primarily due to increased purchases of marketable securities and was partially offset by an increase in sales and maturities of marketable securities, as well as a reduction in purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was $80.9 million for the year ended December 31, 2020, consisting of net proceeds from the issuance of shares of redeemable convertible Series B preferred stock in April 2020 and net proceeds from the issuance of shares of redeemable convertible Series B-1 preferred stock in August 2020. Net cash provided by financing activities was $11.0 million for the year ended December 31, 2019, consisting of net proceeds from the issuance of shares of redeemable convertible Series A preferred stock in January 2019 upon the achievement of specified development milestones in connection with the third tranche of the Series A stock purchase agreement.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in thousands)
Operating lease commitments	$10,795	$1,836	$3,839	$4,074	$1,046
Total	$10,795	$1,836	$3,839	$4,074	$1,046

The commitment amounts in the table above reflect the minimum payments due under our operating lease for office and laboratory space at our 100 Binney Street, Cambridge, Massachusetts location, which expires June 2026. These commitments are also recognized as operating lease liabilities in our balance sheet at December 31, 2020. The table does not include the minimum payments due under our new operating lease for office and laboratory space at the 201 Brookline Avenue, Cambridge, Massachusetts location, as this lease is yet to commence as of December 31, 2020. Commitments pertaining to the 201 Brookline Avenue lease will be added to the table above, and also recognized as operating lease liabilities on our balance sheet once the new lease commences. The fixed annual rent payable under the lease is $5.1 million, increasing by 3% annually from the rent commencement date. We will also be required to pay the remaining security deposit balance of $1.7 million for the 201 Brookline Avenue lease on the delivery date notice, which is expected to occur in the second half of 2021.

As of March 31, 2021, our remaining obligations associated with the operating lease for office and laboratory space at our 100 Binney Street, Cambridge, Massachusetts location totaled $10.3 million.

Purchase Obligations

In the normal course of business, we enter into contracts with third parties for preclinical studies and research and development supplies. These contracts generally do not contain minimum purchase commitments and provide for termination on notice, and therefore are cancellable contracts. These payments are not included in the table above as the amount and timing of such payments are not known as of December 31, 2020.

There have been no material changes in our contractual obligations since December 31, 2020.

License Agreement Obligations

We have also entered into license agreements under which we may be obligated to make milestone and royalty payments. We have not included future milestone or royalty payments under these agreements in the table above since the payment obligations are contingent upon future events, such as achieving certain development, regulatory, and commercial milestones or generating product sales. As of March 31, 2021 and December 31, 2020, we were unable to estimate the timing or likelihood of achieving these milestones or generating future product sales. See Note 8 to our audited annual consolidated financial statements and Note 7 to our unaudited condensed consolidated financial statements appearing elsewhere in this proxy statement/prospectus for a description of our license agreements.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates, if any, will be reflected in the consolidated financial statements prospectively from the date of change in estimates.

While our significant accounting policies are described in more detail in Note 2 to our audited annual consolidated financial statements appearing at the end of this proxy statement/prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

The terms of our collaboration agreements may include consideration such as non-refundable up-front payments, license fees, research extension fees, and clinical, regulatory and sales-based milestones and royalties on product sales.

We recognize revenue under ASC Topic 606, Revenue from Contracts with Customers, or ASC 606, which applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. ASC 606 provides a five-step framework whereby revenue is recognized when control of promised goods or services is transferred to a customer at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of the new revenue standard, we perform the following five steps: (i) identify the promised goods or services in the contract; (ii) determine whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measure the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when collectability of the consideration to which we are entitled in exchange for the goods or services we transfer to the customer is determined to be probable. At contract inception, once the contract is determined to be within the scope of ASC 606, we assess whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services until a distinct bundle is identified. We then allocate the transaction price (the amount of consideration we expect to be entitled to from a customer in exchange for the promised goods or services) to each performance obligation and recognize the associated revenue when (or as) each performance obligation is satisfied. Our estimate of the transaction price for each contract includes all variable consideration to which we expect to be entitled.

We recognize the transaction price allocated to license payments as revenue upon delivery of the license to the customer and resulting ability of the customer to use and benefit from the license, if the license is determined to be distinct from the other performance obligations identified in the contract. If the license is considered to not be distinct from other performance obligations, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied (i) at a point in time, but only for licenses determined to be distinct from other performance obligations in the contract, or (ii) over time; and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from license payments. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition.

We evaluate whether it is probable that the consideration associated with each milestone payment will not be subject to a significant reversal in the cumulative amount of revenue recognized. Amounts that meet this threshold are included in the transaction price using the most likely amount method, whereas amounts that do not meet this threshold are considered constrained and excluded from the transaction price until they meet this threshold. Milestones tied to regulatory approval, and therefore not within our control, are considered constrained until such approval is received. Upfront and ongoing development milestones under our collaboration agreements are not subject to refund if the development activities are not successful. At the end of each subsequent reporting period, we re-evaluate the probability of a significant reversal of the cumulative revenue recognized for the milestones, and, if necessary, adjust the estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues from collaborators in the period of adjustment. We exclude sales-based milestone payments and royalties from the transaction price until the sale occurs (or, if later, until the underlying performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied), because the license to our intellectual property is deemed to be the predominant item to which the royalties relate as it is the primary driver of value.

ASC 606 requires us to allocate the arrangement consideration on a relative standalone selling price basis for each performance obligation after determining the transaction price of the contract and identifying the performance obligations to which that amount should be allocated. The relative standalone selling price is defined in ASC 606 as the price at which an entity would sell a promised good or service separately to a customer. If other observable transactions in which we have sold the same performance obligation separately are not available, we are required to estimate the standalone selling price of each performance obligation. Key assumptions to determine the standalone selling price may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success.

Whenever we determine that multiple promises to a customer are not distinct and comprise a combined performance obligation that includes services, we recognize revenue over time using the cost-to-cost input method, based on the total estimated cost to fulfill the obligation. Significant management judgment is required in determining the level of effort required under an arrangement and the period over which we are expected to complete our performance obligations under an arrangement.

Consideration that does not meet the requirements to satisfy the above revenue recognition criteria is a contract liability and is recorded as deferred revenue in the consolidated balance sheets. We have recorded short-term and long-term deferred revenue on our consolidated balance sheets based on our best estimate of when such revenue will be recognized. Short-term deferred revenue consists of amounts that are expected to be recognized as revenue in the next 12 months. Amounts that we expect will not be recognized within the next 12 months are classified as long-term deferred revenue.

In certain instances, the timing of and total costs of satisfying these obligations under our collaboration agreement can be difficult to estimate. Accordingly, our estimates may change in the future. Such changes to estimates would result in a change in revenue recognition amounts. If these estimates and judgments change over the course of these agreements, it may affect the timing and amount of revenue that we will recognize and record in future periods.

Under ASC 606, we will recognize revenue when we fulfill our performance obligations under the agreement with Gilead. As the required performance obligation is satisfied, we will recognize revenue for the portion satisfied and record a receivable for any optional fees that have not been received. Amounts are recorded as short-term collaboration receivables when our right to consideration is unconditional. A contract liability is recognized when a customer prepays consideration or owes payment to an entity in advance of our performance according to a contract.

We do not assess whether a contract has a significant financing component if the expectation at contract inception is that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less. We expense incremental costs of obtaining a contract as and when incurred if the expected amortization period of the asset that we would have recognized is one year or less or the amount is immaterial.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments, which would be recorded as a prepaid expense in other assets, or if there is the right of offset, offset against our liability balance with the counterparty. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. At each period end, we corroborate the accuracy of these estimates with the service providers and make adjustments, if necessary.

We record the expense and accrual related to research and development activities performed by our vendors based on our estimates of the services received and efforts expended considering a number of factors, including our knowledge of the progress towards completion of the research and development activities; invoicing to date under the contracts; communication from the vendors of any actual costs incurred during the period that have not yet been invoiced; and the costs included in the contracts and purchase orders. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Stock-Based Compensation

We measure stock-based awards granted to employees, non-employees and directors based on their fair value on the date of the grant using the Black-Scholes option-pricing model for options or the difference between the purchase price per share of the award, if any, and the fair value of our common stock for restricted common stock awards. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award for employees and directors and the period during which services are performed for non-employees. We use the straight-line method to record the expense of awards with service-based vesting conditions.

The Black-Scholes option-pricing model uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our common stock options, the risk-free interest rate for a period that approximates the expected term of our common stock options, and our expected dividend yield.

As there is not a public market for our common stock prior to becoming publicly traded, the estimated fair value of our common stock was determined by our board of directors as of the date of grant of each option or restricted stock award, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using either an option pricing method (“OPM”) or a hybrid method, both of which used market approaches to estimate our enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method is a probability-weighted expected return method (“PWERM”) where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

The following table sets forth, by grant date, the number of shares subject to options granted from October 18, 2019 through May 31, 2021, the exercise price per share of the options, the fair value per share on each grant date and the estimated per share fair value of the options:

Grant Date	Number of Common Shares Subject to Options Granted	Exercise Price per Common Share(1)	Fair Value Per Common Share at Grant Date(1)	Estimated Per-Share Fair Value of Options(2)
October 18, 2019	534,000	$0.52	$0.52	$0.33
October 22, 2019	9,000	$0.52	$0.52	$0.30
January 30, 2020	2,171,868	$0.56	$0.56	$0.35
June 2, 2020	1,251,000	$0.62	$0.62	$0.39
October 1, 2020	1,697,500	$1.09	$1.09	$0.67
December 9, 2020	596,000	$1.09	$1.09	$0.67
January 28, 2021	6,805,312	$1.19	$1.81 (3)	$1.30
March 18, 2021	1,010,000	$2.57	$2.57	$1.68
May 19, 2021	805,000	$3.42	$3.42	$2.18

____________

(1)      The exercise price per share of common stock and fair value of our common stock represents the fair value of our common stock on the date of grant, as determined by our board of directors, after taking into account our most recently available contemporaneous valuation of our common stock as well as additional factors that may have changed since the date of such contemporaneous valuation through the date of grant.

(2)      The estimated per share fair value of options reflects the weighted average fair value of options granted on each grant date, determined using the Black-Scholes option-pricing model.

(3)      At the time of the option grants on January 28, 2020, our board of directors determined that the fair value of our common stock of $1.19 per share calculated in the third-party valuation as of December 14, 2020 described above reasonably reflected the per share fair value of our common stock as of the respective grant dates in that period. However, as described below, the fair value of common stock at the date of these grants was adjusted in connection with retrospective fair value assessments for accounting purposes.

In preparing for the issuance of our financial statements for the year ended December 31, 2020, in March 2021, we performed a retrospective fair value assessment and concluded that the fair value of our common shares underlying stock options that we granted on January 28, 2021 was $1.81 per share for accounting purposes. We applied the fair value of our common shares from our retrospective fair value assessment to determine the fair value of these awards and calculate stock-based compensation expense for accounting purposes. This reassessed value was based, in part, upon a third-party valuation of our common shares prepared as of December 14, 2020, inclusive of a retrospective valuation prepared as of January 2021 reflecting the initial BCTG merger offer. The third-party valuation was prepared using an OPM, which used a market approach to determine our enterprise value.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our audited annual consolidated financial statements and unaudited condensed consolidated financial statements appearing at the end of this proxy statement/prospectus.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Interest Rate Risk

We had cash and cash equivalents and marketable securities of $206.9 million and $190.2 million as of March 31, 2021 and December 31, 2020, respectively, which consisted of cash, money market funds, U.S. Treasury bills and U.S. government agency bonds. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, an immediate 1% change in interest rates would not have a material effect on the fair market value of our investment portfolio.

Foreign Currency Exchange Risk

Our reporting and functional currency is the U.S. dollar. We currently do not have significant exposure to foreign currencies as we hold no foreign exchange contracts, option contracts, or other foreign hedging arrangements. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Effects of Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Our operations may be subject to inflation in the future.

Emerging Growth Company Status

We are an “emerging growth company,” or EGC, under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Section 107 of the JOBS Act provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as private entities. As an EGC, we may take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC:

•        we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        we may avail ourselves of the exemption from providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•        we may provide reduced disclosure about our executive compensation arrangements; and

•        we may not require nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments.

We will remain an EGC until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the completion of the BCTG IPO, (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous rolling three-year period, or (iv) the date on which we are deemed to be a large accelerated filer under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

DESCRIPTION OF SECURITIES OF BCTG

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to BCTG before the Business Combination.

General

Pursuant to our amended certificate of incorporation, our authorized capital stock consists of 30,000,000 shares of common stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001. As of the date of this proxy statement/prospectus, 21,377,250 shares of common stock are issued and outstanding, 4,610,250 of which are held by the Sponsor and our directors. No preferred shares are issued or outstanding.

Common Stock

Our holders of record of our common stock are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve our initial business combination, our insiders, officers and directors, have agreed to vote their respective shares of common stock owned by them, including both the insider shares and any shares acquired in the IPO or in the open market, in favor of the proposed business combination.

We will consummate our initial business combination only if public stockholders do not exercise conversion rights in an amount that would cause our net tangible assets to be less than $5,000,001 and a majority of the outstanding shares of common stock voted are voted in favor of the business combination.

Pursuant to our certificate of incorporation, if we do not consummate our initial business combination within 24 months from the closing of the IPO, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Our insiders have agreed to waive their rights to share in any distribution with respect to their insider shares.

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of common stock, except that public stockholders have the right to sell their shares to us in any tender offer or have their shares of common stock converted to cash equal to their pro rata share of the trust account if they vote on the proposed business combination and the business combination is completed.

If we hold a stockholder vote to amend any provisions of our certificate of incorporation relating to stockholder’s rights or pre-business combination activity (including the substance or timing within which we have to complete a business combination), we will provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, in connection with any such vote. In either of such events, converting stockholders would be paid their pro rata portion of the trust account promptly following consummation of the business combination or the approval of the amendment to the certificate of incorporation. If the business combination is not consummated or the amendment is not approved, stockholders will not be paid such amounts.

Preferred Stock

There are no shares of preferred stock outstanding. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. However, the underwriting agreement prohibits us, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust account, or which votes as a class with the common stock on our initial business combination. We may issue some or all of the preferred stock to effect our initial business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we reserve the right to do so in the future.

Dividends

We have not paid any cash dividends on our shares of common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Our Transfer Agent

The transfer agent for our shares of common stock is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and By-Laws

We have opted out of Section 203 of the DGCL. However, the Proposed Charter contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•        prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•        upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•        at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66⅔% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 20% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

The Proposed Charter provides that the Sponsor and its respective affiliates, any of their respective direct or indirect transferees of at least 20% of our outstanding common stock and any group as to which such persons are party to, do not constitute “interested stockholders” for purposes of this provision.

Special meeting of stockholders

Our bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors, by our chief executive officer or by our chairman.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the scheduled date of the annual meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but unissued shares

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum for certain lawsuits

The Current Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of our company to our company or our stockholders, or any claim for aiding and abetting any such alleged breach, (3) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our bylaws, or (4) action asserting a claim against us or any director or officer of our company governed by the internal affairs doctrine except for, as to each of (1) through (4) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) arising under the federal securities laws, including the Securities Act as to which the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums. Notwithstanding the foregoing, the inclusion of such provision in our amended and restated certificate of incorporation will not be deemed to be a waiver by our stockholders of our obligation to comply with federal securities laws, rules and regulations, and the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. Furthermore, the enforceability of choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

COMPARISON OF CORPORATE GOVERNANCE AND STOCKHOLDER RIGHTS

Set forth below is a summary comparison of material differences between the rights of BCTG stockholders under the Current Charter and Current Bylaws (left column) and under the Proposed Charter and the proposed amended and restated bylaws of New Tango, (the “Proposed Bylaws”) (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of the governing documents described herein. The summary below is subject to, and qualified in its entirety by reference to, the full text of Current Charter and Current Bylaws as well as the Proposed Charter a copy of which is attached as Annex B to this proxy statement/prospectus, and the Proposed Bylaws, a copy of which is filed as Exhibit 3.4, to the Registration Statement of which this proxy statement/prospectus forms a part, as well as the relevant provisions of the DGCL. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being an BCTG stockholder before the Business Combination and being a New Tango stockholder following the completion of the Business Combination.

For more information on the Charter Amendment Proposal, see the section titled “The Charter Amendment Proposal.”

BCTG	New Tango
Name Change
BCTG’s current name is BCTG Acquisition Corp.	BCTG will change its corporate name to Tango Therapeutics, Inc.
Purpose
The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized in Delaware.	The purpose of the corporation will be to engage in any lawful act or activity for which corporations may be organized in Delaware.
Authorized Capital Stock
The total number of shares of all classes of capital stock which BCTG is authorized to issue is 31,000,000 shares, each with a par value of $0.0001 per share, consisting of:	The total number of shares of all classes of capital stock which New Tango is authorized to issue will be 210,000,000 shares each with a par value of $0.001 per share, consisting of:
BCTG Common Stock. The authorized common stock of BCTG consists of 30,000,000 shares of common stock, of which 21,377,250 were issued and outstanding as of April [•], 2021.	New Tango Common Stock. The authorized common stock of New Tango will consist of 200,000,000 shares of common stock.
BCTG preferred stock. The authorized preferred stock of BCTG consists of 1,000,000 shares of preferred stock, of which no shares were issued and outstanding as of April [•], 2021.	New Tango preferred stock. The authorized preferred stock of New Tango will consist of 10,000,000 shares of preferred stock.
Rights of Preferred Stock

The Charter permits the Board to provide out of the unissued shares of preferred stock for one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series, to fix the voting rights, if any, powers, designations, preference and relative, participating, optional, special, and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof. The rights of each series of preferred stock shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series of preferred stock and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL.

The Proposed Charter would permit New Tango’s Board to provide out of the unissued shares of preferred stock for one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series, to fix the voting rights, if any, powers, designations, preference and relative, participating, optional, special, and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof. The rights of each series of preferred stock shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series of preferred stock and included in a Preferred Stock Designation filed pursuant to the DGCL.

BCTG	New Tango
Conversion

Any right of conversion of BCTG preferred stock, as it may be issued from time to time, into any other series of preferred stock or common stock in BCTG, shall be fixed by the Board as part of the preferred stock’s terms.

Any right of conversion of New Tango preferred stock, as it may be issued from time to time, into any other series of preferred stock or common stock in New Tango, shall be fixed by the Board as part of the preferred stock’s terms.

Number and Qualification of Directors

Subject to the rights of holders of any series of preferred stock to elect directors, the number of directors that constitute the Board shall be determined from time to time by resolution of the majority of the Board. Directors need not be stockholders of BCTG.

Subject to the rights of holders of any series of preferred stock to elect directors, the number of directors that constitute New Tango Board shall be determined from time to time by resolution of the majority of the Board. Directors need not be stockholders of New Tango.

Structure of Board; Election of Directors

Delaware law permits a corporation to classify its board of directors into as many as three classes with staggered terms of office. Under the Charter, the Board is classified into three classes of directors with staggered terms of office.

If one or more series of preferred stock are granted the right to elect one or more directors, those directors shall be excluded from the allocation of directors into three classes unless otherwise expressly provided in the applicable Preferred Stock Designation. Subject to the rights of the holders of one or more series of preferred stock to elect directors, the election of directors shall be determined by a majority of the votes cast.

Delaware law permits a corporation to classify its board of directors into as many as three classes with staggered terms of office. Under the Proposed Charter, New Tango’s Board will be classified into three classes of directors with staggered terms of office.

If the number of directors changes, the change will be distributed in the discretion of the Board, but a decrease in the number of directors will not shorten the term of any incumbent. If one or more series of preferred stock are granted the right to elect one or more directors, those directors shall be excluded from the allocation of directors into three classes unless otherwise expressly provided in the applicable Preferred Stock Designation.

Subject to the rights of the holders of one or more series of preferred stock to elect directors, the election of directors shall be determined by a plurality of the votes cast.

Removal of Directors

Directors may be removed at any time by the affirmative vote of the majority of the voting power of all then outstanding capital shares of BCTG entitled to vote in the election of directors, voting together as a single class.

Subject to the rights of the holders of one or more series of preferred stock, directors may be removed at any time, but only for cause and only by the affirmative vote of at least 66⅔% of the voting power of all then outstanding capital shares of New Tango entitled to vote in the election of directors, voting together as a single class.

Voting

Except as otherwise required by statute, the Charter or any Preferred Stock Designation, the BCTG Common Stock possesses all power of voting, and each share of BCTG Common Stock shall entitle the holder to one vote. The BCTG Common Stock shall generally vote as a single class.

Subject to the rights of the holders of preferred stock to elect directors pursuant to the terms of one or more series of preferred stock, at all meetings at which a quorum is present, all matters presented to the stockholders at a meeting shall be determined by a majority of the votes cast. unless the matter is one upon which, by applicable law, the Charter, the Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control.

Except as otherwise required by statute, the Proposed Charter or any Preferred Stock Designation that may be adopted, New Tango Common Stock will possess all power of voting, and each share of New Tango Common Stock shall entitle the holder to one vote.

Subject to the rights of the holders of preferred stock to elect directors pursuant to the terms of one or more series of preferred stock, as it may be issued from time to time, at all meetings at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes, unless the matter is one upon which, by applicable law, the Proposed Charter, New Tango Bylaws or

BCTG	New Tango

applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control.

New Tango Common Stock shall not have the right to vote on any amendment to the Proposed Charter affecting the rights of any class of preferred stock that may be issued if the Proposed Charter, including any Preferred Stock Designation which may be subsequently adopted, grants exclusive rights to vote on the amendment to one or more specified series of preferred stock.

Supermajority Voting Provisions
The Charter and Bylaws do not contain any supermajority voting provisions.

Removal of any Director during their term may only be for cause and must be pursuant to the affirmative vote of at least two-third (2/3) of the voting power of all then outstanding capital shares of New Tango entitled to vote in the election of directors.

The affirmative vote of (i) at least 66⅔% of the outstanding shares of capital stock entitled to vote and (ii) the holders of at least 66⅔% of the then outstanding shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal the provisions of the Proposed Charter governing the election and functions of the Board of Directors.

Cumulative Voting

Delaware law provides that a corporation may grant stockholders cumulative voting rights for the election of directors in its certificate of incorporation; however, however, the Charter does not grant any such cumulative voting rights.

Delaware law provides that a corporation may grant stockholders cumulative voting rights for the election of directors in its certificate of incorporation; however, the Proposed Charter does not grant any such cumulative voting rights.

Vacancies on the Board of Directors

Vacancies may be filled exclusively by a majority of the directors then in office, though less than a quorum. Any director so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal. A vacancy created by the removal of a director by the BCTG stockholders may be filled by the BCTG stockholders.

Vacancies may be filled exclusively by a majority of the directors then in office, though less than a quorum, or by a sole remaining director (and not by stockholders). Any director so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Special Meeting of the Board of Directors

BCTG’s Bylaws provide that Special Meetings of the Board may be called by the Chairman of the Board, the President, or by the number of directors who then legally constitute a quorum. Notice of the Special Meeting must be provided to directors 24 hours in advance unless waived. Unless otherwise specified in the Charter or Bylaws or by statute, the Board may undertake any business permitted at a regular meeting at a Special Meeting and the meeting notice need not disclose the purpose of the meeting.

New Tango’s Bylaws will provide that Special Meetings of New Tango’s Board may be called orally or in writing by the Chairman of the Board, the President, or by at least a majority of directors then in office. Notice of the Special Meeting must be provided to directors in advance unless waived. Unless otherwise specified in the Proposed Charter or Bylaws or by statute, the Board may undertake any business permitted at a regular meeting at a Special Meeting and the meeting notice need not disclose the purpose of the meeting.

BCTG	New Tango
Amendment to Certificate of Incorporation
The Charter may be amended as permitted under Delaware law.

The Proposed Charter may be amended as permitted under Delaware law.

The Proposed Charter will require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment, provided that provisions in the Proposed Charter in Article V (covering stockholder actions), Article VI, Section 3 (covering classified board of directors), Article VI, Section 5 (removal of directors), Article VII, Section 3 (limitation on director liability) and Article IX, Section 2 (amendment of by-laws) will require approval of the holders of at least 66⅔% of New Tango’s then-outstanding shares of capital stock entitled to vote generally at an election of directors.

Provisions Specific to a Blank Check Company

Under the Current Charter, Article SIXTH sets forth various provisions related to its operations as a blank check company prior to the consummation of an initial business combination. Furthermore, BCTG is required to be dissolved and liquidated 24 months following the closing of its initial public offering.

Not applicable.
Amendment of Bylaws

The Board is expressly authorized to adopt, amend, alter or repeal the Bylaws on affirmative vote of the majority of directors at an regular or special meeting. In addition, the Bylaws may be adopted, amended, altered or repealed at any regular or special meeting of BCTG stockholders at which a quorum is present or represented, by the affirmative vote of the holders of a majority of the shares entitled to vote, provided notice of the proposed alteration, amendment or repeal be contained in the notice of such meeting.

The Board would be expressly authorized to adopt, amend, alter or repeal the Bylaws on affirmative vote of the majority of directors. In addition, the Bylaws could be adopted, amended, altered or repealed by New Tango stockholders by the affirmative vote of not less than 66⅔% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a class. Adoption and amendment of the Bylaws by stockholders would not invalidate any prior act of the Board that would have been valid absent the adoption of the new Bylaws.

Quorum

Board of Directors.    A majority of the total number of duly elected directors then in office shall constitute a quorum, except as may be otherwise specifically provided by statute, the Bylaws or the Charter.

Board of Directors.    A majority of the total number of duly elected directors then in office shall constitute a quorum, except as may be otherwise specifically provided by statute, the Bylaws or the Proposed Charter.

Stockholders.    The holders of a majority of the shares of capital stock of BCTG issued and outstanding and entitled to vote shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Charter.

Stockholders.    The holders of a majority of the shares of capital stock of New Tango issued and outstanding and entitled to vote shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Proposed Charter.

If a quorum is not present, then the stockholders present in person or represented by proxy shall have power to adjourn the meeting from time to time until a quorum attends.

If a quorum is not present, then the chairman of the meeting shall have power to adjourn the meeting until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

BCTG	New Tango
Stockholder Action by Written Consent

Under the Bylaws, any action required or permitted to be taken by the stockholders of BCTG may be taken without a meeting, without prior notice and without a vote, if a written consent or electronic transmission, setting forth the action so taken, shall be signed or e-mailed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting called for such purpose.

Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New Tango must be effected by a duly called annual or Special Meeting of such stockholders and may not be effected by written consent of the stockholders.

Special Stockholder Meetings

Special Meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer of BCTG, or by a resolution passed by the majority of the Board. Special Meetings may not be called by stockholders or any other person except as specified above.

Subject to the rights of any outstanding series of preferred stock and the requirements of law, Special Meetings of stockholders may be called only by a resolution passed by the majority of the Board. Special Meetings may not be called by stockholders or any other person except as specified above. The business transacted at special stockholder meetings shall be limited to the purpose(s) for which the meeting was called, as indicated in the written notice of Special Meeting sent to stockholders.

Notice of Stockholder Meetings

Except as otherwise provided in the Bylaws or permitted by statute, all notices of meetings with BCTG stockholders shall be by written or printed notice and shall be sent or otherwise given in accordance with BCTG’s Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a Special Meeting, the purpose or purposes for which the meeting is called. Notice of meetings also may be given to stockholders by means of electronic transmission in accordance with statute.

Except as may otherwise be provided in the Bylaws or permitted by statute, all notices of meetings with New Tango stockholders shall be in writing and shall be sent or otherwise given in accordance with New Tango’s Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a Special Meeting, the purpose or purposes for which the meeting is called. Notice of meetings also may be given to stockholders by means of electronic transmission in accordance with statute.

Stockholder Nominations of Persons for Election as Directors
The Current Charter does not contain a provision by which stockholders may nominate persons for election to BCTG’s Board.

Nominations of persons for election to New Tango’s Board may be made at an annual meeting (“Annual Meeting”) or at a Special Meeting of stockholders at which directors are to be elected pursuant to New Tango’s notice of meeting only by giving notice to the Secretary. Notice will be required to be received by the Secretary at the principal executive offices of New Tango (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. The stockholder’s notice to the Secretary must be in proper form, including all information to be required by the Bylaws and comply with all applicable requirements of the Exchange Act.

BCTG	New Tango
Stockholder Proposals (Other than Nomination of Persons for Election as Directors)
The Current Charter does not contain a provision by which stockholders may bring matters before the annual meeting.

In order for a stockholder to bring a matter before the annual meeting, the stockholder will be required to give timely notice to the Secretary of New Tango, as described in New Tango’s Bylaws. The notice requirements will also be deemed satisfied if the stockholder complies with the requirements of Rule 14a-8 (or any successor thereof) of the Exchange Act.

Limitation of Liability of Directors and Officers

To the fullest extent permitted by the DGCL, a director of BCTG shall not be personally liable to BCTG or its stockholders for any breach of the director’s duty of loyalty to the BCTG or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

To the fullest extent permitted by the DGCL, a director of New Tango shall not be personally liable to New Tango or its stockholders for monetary damages for breach of fiduciary duty as a director, unless they violated their duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or redemptions, or derived improper personal benefit from their actions as a director.

Indemnification of Directors, Officers, Employees and Agents

BCTG is required to indemnify against all expenses to the fullest extent permitted by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, his or her testator or intestate is, was, or agreed to become a director or officer of BCTG or any predecessor of BCTG, or serves or served at any other enterprise as a director or officer at the request of BCTG or any predecessor to BCTG.

New Tango will be required to indemnify against all expenses to the fullest extent permitted by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is, was, or agreed to become a director or officer of New Tango or any predecessor of New Tango, or serves or served at any other enterprise as a director or officer at the request of New Tango or any predecessor to New Tango.

Corporate Opportunity Provision
The Current Charter limits the application of the doctrine of corporate opportunity under certain circumstances.	The doctrine of corporate opportunity, as applied under Delaware law, would apply without modification to directors and officers of New Tango under the Proposed Charter.
Dividends, Distributions and Stock Repurchases
The Current Charter does not contain a provision for the issuance of dividends and other distributions.

The Proposed Charter provides that, subject to applicable law, the rights, if any, of the holders of any outstanding series of New Tango preferred stock that may be issued, holders of shares of New Tango Common Stock are entitled to receive such dividends and other distributions when, as and if declared thereon by New Tango’s Board from time to time out of any assets or funds legally available therefor.

Liquidation

In the event of a voluntary or involuntary liquidation, dissolution or winding-up of BCTG, dissolve and liquidate the balance of BCTG’s net assets to its remaining stockholders, as part of the BCTG’s plan of dissolution and liquidation, subject to BCTG’s obligations to provide for claims of creditors and other requirements of applicable law.

In the event of a voluntary or involuntary liquidation, dissolution or winding-up of New Tango, the holders of shares of New Tango Common Stock would be entitled to the net assets of New Tango ratably on the basis of the Common Stock they hold.

BCTG	New Tango
Inspection of Books and Records; Stockholder Lists

Inspection.    Under Section 220 of the DGCL, any BCTG stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from BCTG’s stock ledger, a list of its stockholders and its other books and records.

Voting List.    BCTG will prepare and make available, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting, as required by applicable law.

Inspection.    Under Section 220 of the DGCL, any New Tango stockholder, in person or by attorney or other agent, will have, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from New Tango’s stock ledger, a list of its stockholders and its other books and records.

Voting List.    New Tango will prepare and make available, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting, as required by applicable law.

Choice of Forum

Unless BCTG consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is designated in BCTG’s Charter as the sole and exclusive forum for (i) derivative action or proceeding brought on behalf of BCTG, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of BCTG to BCTG or BCTG’s stockholders, or any claim for aiding and abetting any such alleged breach, (iii) action asserting a claim against BCTG or any director or officer of BCTG arising pursuant to any provision of the DGCL or the Current Charter or Bylaws or (iv) action asserting a claim against BCTG or any director or officer of BCTG governed by the internal affairs doctrine except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) arising under the federal securities laws, including the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums. This provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.

Unless New Tango consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is designated in the Proposed Bylaws as the sole and exclusive forum for state law claims for (1) any derivative action or proceeding brought on behalf of New Tango; (2) any action asserting a claim of breach of a fiduciary duty owed by any of New Tango’s directors, officers, or other employees to New Tango or its stockholders; (3) any action asserting a claim arising pursuant to any provision of the DGCL or New Tango’s certificate of incorporation or bylaws (including the interpretation, validity or enforceability thereof); or (4) any action asserting a claim governed by the internal affairs doctrine. The forgoing provisions will not apply to any causes of action arising under the Securities Act or the Exchange Act. The Proposed Bylaws further provide that unless New Tango consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

DESCRIPTION OF SECURITIES AFTER THE BUSINESS COMBINATION

The following summary of certain provisions of New Tango’s securities does not purport to be complete and is subject to the Proposed Charter, the Proposed Bylaws and the provisions of applicable law. A copy of the Proposed Charter is attached to this proxy statement/prospectus as Annex B and a copy of the Proposed Bylaws is attached as Exhibit 3.4, to the Registration Statement of which this proxy statement/prospectus forms a part.

Authorized and Outstanding Stock

The Proposed Charter authorizes the issuance of 210,000,000 shares, consisting of 200,000,000 shares of Common Stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value, all of which shares of preferred stock will be undesignated. As of the Record Date, there were [21,377,250] shares of BCTG Acquisition Corp. Common Stock outstanding. No shares of preferred stock are currently outstanding.

Common Stock

The Proposed Charter, which BCTG will adopt if the Charter Amendment Proposal is approved, provides the following with respect to the rights, powers, preferences and privileges of the Common Stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Common Stock possess all voting power for the election of New Tango’s directors and all other matters requiring stockholder action. Holders of Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by New Tango’s board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on Common Stock unless the shares of Common Stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of New Tango’s voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the Common Stock will be entitled to receive an equal amount per share of all of New Tango’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

There are no sinking fund provisions applicable to the Common Stock.

Registration Rights

The holders of the Founders Shares issued and outstanding on the date of this proxy statement/prospectus are entitled to registration rights pursuant to an agreement signed in connection with the BCTG IPO. The holders of a majority of these securities are entitled to make demands that we register such securities. The holders of the majority of the Founders Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of Common Stock are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Closing. The Combined Entity will bear the expenses incurred in connection with the filing of any such registration statements.

Following the Business Combination, certain Tango Equityholders will hold registration rights with respect to the Merger Consideration. Stockholders holding a majority-in-interest of such registrable securities will be entitled to make a written demand for registration under the Securities Act of all or part of their registrable securities. Subject to certain exceptions, such stockholders will also have certain “piggy-back” registration rights with respect to registration statements filed by the Combined Entity, as well as additional rights to provide for registration of registrable securities on Form S-3 and any similar short-form registration statement that may be available at such time. See the section titled “The Business Combination Proposal — Related Agreements.”

Anti-Takeover Provisions

Proposed Charter and Amended By-laws

Among other things, the Proposed Charter and Amended By-laws will:

•        permit New Tango’s board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•        provide that the authorized number of directors may be changed only by resolution of New Tango’s board of directors;

•        provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed only with cause by the holders of at least 66 2/3% of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•        provide that, subject to the rights of any series of preferred stock to fill director vacancies, all director vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•        provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•        provide that Special Meetings of New Tango’s stockholders may be called New Tango’s board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•        provide that New Tango’s board of directors will be divided into three classes of directors, with the classes to be as nearly equal as possible, and with the directors serving three-year terms (see the section titled “Management After the Business Combination”), therefore making it more difficult for stockholders to change the composition of our board of directors; and

•        not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The combination of these provisions will make it more difficult for the existing stockholders to replace New Tango’s board of directors as well as for another party to obtain control of New Tango’s by replacing New Tango’s board of directors. Because New Tango’s board of directors has the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for New Tango’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of New Tango’s board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce New Tango’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for New Tango’s shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

Delaware Anti-Takeover Law

The Combined Entity will opt out of Section 203 of the DGCL. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. a stockholder owning 15% or more of company’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

SHARES ELIGIBLE FOR FUTURE SALE

Business Combination Shares

BCTG will issue up to 55,000,000 shares of Common Stock to Tango Equityholders in connection with the Business Combination. All of the shares of Common Stock issued in connection with the Business Combination will be freely transferable by persons other than by BCTG’s “affiliates” without restriction or further registration under the Securities Act, subject to any lock-up restrictions. Sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices of the Common Stock.

Lock-up Provisions

The Sponsor will be broadly prohibited from selling, pledging, transferring or otherwise disposing of its ownership interest in the Combined Entity’s common stock for a period of 365 days after the Closing, subject to certain customary exceptions and early release upon the occurrence of certain events.

Tango’s officers and certain employees of Tango will be broadly prohibited from selling, pledging, transferring or otherwise disposing of its ownership interest in the Combined Entity’s common stock for a period of 180 days after the Closing, subject to certain customary exceptions and early release upon the occurrence of certain events.

Tango’s directors and certain stockholders of Tango will be broadly prohibited from selling, pledging, transferring or otherwise disposing of its ownership interest in the Combined Entity’s common stock for a period of 12 months after the Closing, subject to certain customary exceptions and early release upon the occurrence of certain events. Additional details of these transfer restrictions can be found under the section titled “Proposal 1 — The Business Combination Proposal — Related Agreements — Lock-up Agreements.”

Registration Rights

BCTG has agreed to give holders of certain restricted securities, including shares of Common Stock, the Private Shares, and the shares purchased in the PIPE Financing, registration rights to facilitate the resale of such restricted securities. Additional details of these rights can be found under the section titled “Description of Securities After the Business Combination — Registration Rights.”

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of Common Stock for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•        1% of the total shares of the Combined Entity’s common stock then outstanding; or

•        the average weekly reported trading volume of the Combined Entity’s Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

•        Sales by affiliates of BCTG under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about BCTG.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC, which is expected to be filed promptly after completion of the Business Combination, reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/prospectus, there are 21,377,250 shares of Common Stock outstanding. Of these shares, the 16,675,000 shares sold in the BCTG IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. Of the remaining amount, 4,610,250 shares are owned collectively by the Sponsor, officers, and directors are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

TICKER SYMBOL, MARKET PRICE AND DIVIDEND POLICY

Ticker Symbol and Market Price

BCTG Common Stock is currently listed on Nasdaq under the symbol “BCTG”. The closing price of the BCTG Common Stock on April 13, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $11.21. As of July 7, 2021, the record date for the Special Meeting, the closing price for the BCTG Common Stock was $[•].

Dividend Policy

We have not paid any cash dividends on our shares of common stock to date and do not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the Business Combination. The payment of any dividends subsequent to Business Combination will be within the discretion of our then Board. It is the present intention of our Board to retain all earnings, if any, for use in our business operations and, accordingly, our Board does not anticipate declaring any dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding (i) the actual beneficial ownership of BCTG Common Stock as of [•] (the “Ownership Date”), which is prior to the consummation of the Business Combination (pre-Business Combination) and (ii) expected beneficial ownership of the Combined Entity’s common stock immediately following the Closing (post-Business Combination), assuming that no Public Shares are redeemed, and alternatively that the maximum number of Public Shares are redeemed, by:

•        each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding shares of BCTG Common Stock or of the Combined Entity’s common stock;

•        each of our current executive officers and directors;

•        each person who will (or is expected to) become an executive officer or director of the Combined Entity following the Closing; and

•        all executive officers and directors of BCTG as a group pre-Business Combination and all executive officers and directors of the Combined Entity post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of shares of BCTG Common Stock pre-Business Combination is based on 21,377,250 issued and outstanding shares of BCTG Common Stock as of the date hereof. The beneficial ownership of shares of BCTG Common Stock immediately following consummation of the Business Combination is based on 94,987,250 shares to be outstanding and assumes (i) the issuance of the Merger Consideration Shares and (ii) the issuance of 18,610,000 shares in the PIPE Financing, any options and other convertible securities issued and outstanding as of the date hereof or to be issued in connection with the Business Combination (see the section titled “Description of Securities of BCTG” for a discussion of all BCTG’s securities that are currently outstanding). If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by BCTG’s existing stockholders in BCTG will be different.

The expected beneficial ownership with respect to the Tango Equityholders following the Business Combination presented below assume:

18,610,000 shares of Common Stock that are issued in connection with the PIPE Financing immediately prior to the Closing.

The expected beneficial ownership of common stock post-Business Combination assuming none of our Public Shares are redeemed has been determined based upon the following: (i) no BCTG stockholder has exercised its redemption rights to receive cash from the Trust Account in exchange for its BCTG Common Stock and we have not issued any additional Common Stock and (ii) there will be an aggregate of 94,987,250 shares of Common Stock issued and outstanding at the Closing (after accounting for certain de minimis rounding adjustments that may occur in the allotment of Merger Consideration Shares to the individual Tango Equityholders pursuant to the terms of the Merger Agreement).

The expected beneficial ownership of common stock post-Business Combination assuming 3,652,074 Public Shares have been redeemed has been determined based on the following: (i) BCTG stockholders (other than the stockholders listed in the table below) have exercised their redemption rights with respect 3,652,074 Public Shares, and (ii) there will be an aggregate of 91,918,801 shares of Common Stock issued and outstanding at the Closing (after accounting for certain de minimis rounding adjustments that may occur in the allotment of Merger Consideration Shares to the individual Tango Equityholders pursuant to the terms of the Merger Agreement).

Unless otherwise indicated, BCTG believes that all persons named in the table have sole voting and investment power with respect to all BCTG Common Stock beneficially owned by them.

	Pre-Business Combination		Successor Post-Business Combination
	Common Stock		Assuming No Redemption		Assuming 100% Redemption
Name and Address of Beneficial Owner(1)	Share Beneficially Owned	% of Outstanding Shares of Common Stock	Number of Shares	%	Number of Shares	%
Directors and Executive Officers of BCTG:
Aaron I. Davis	—	21%	—		—
Christopher Fuglesang, Ph. D., J.D.	—	—	—		—
Michael Beauchamp	—	—	—		—
Andrew Ellis, M.D., J.D.	—	—	—		—
Carole L. Nuechterlein, J.D.	—	—	—		—
Richard Heyman, Ph.D.	40,600	*	40,600		40,600
Charles M. Baum, M.D., Ph. D.	40,600	*	40,600		40,600
Jamie G. Christensen, Ph. D.	40,600	*	40,600		40,600
James B. Avery	—	—	—		—
All Directors and Executive Officers of BCTG as a Group (9 Individuals (including BCTG Holdings, LLC)	4,488,450	21.0%	4,488,450		4,488,450

Five Percent Holders BCTG:
BCTG Holdings, LLC(2)	4,488,450	21.0%	4,488,450		4,488,450

Directors and Executive Officers of Combined Entity
After Consummation of the Business Combination
Barbara Weber, M.D.
Daniella Beckman
Alexis Borisy
Lesley Calhoun
Aaron Davis
Alan Huang, Ph.D.
Reid Huber Ph.D.
Malte Peters, M.D.
Mace Rothenberg, M.D.
All Directors and Executive Officers of Combined Entity as a group (nine individuals)
Five Percent Holders of Combined Entity After Consummation of the Business Combination:
BCTG Holdings, LLC(2)
Funds affiliated with Boxer Capital, LLC(8)
Casdin Partners Master Fund, L.P.(3)
Gilead Sciences, Inc(4)
HH AUT-IV Holdings Limited(5)
Third Rock Ventures IV, L.P(6)
Funds affiliated with Cormorant Capital(7)

____________

*        Less than one percent.

(1)      Unless otherwise indicated, the business address of each of the individuals is c/o BCTG Acquisition Corp., 12860 El Camino Real, Suite 300, San Diego, CA 92130.

(2)      A board consisting of Aaron Davis, Christopher Fuglesang and Andrew Ellis makes voting and dispositive decisions with respect to our securities owned by the sponsor. Each of Aaron Davis, Christopher Fuglesang and Andrew Ellis disclaims any pecuniary interest in the sponsor except to the extent of his beneficial interest in the securities owned by the sponsor. Represents [________] shares issued as Merger Consideration and [________] shares issued in the PIPE Investment.

(3)      Represents [________] shares issued as Merger Consideration and [________] shares issued in the PIPE Investment. The general partner of Casdin Partners Master Fund, L.P. is Casdin Partners GP, LLC, or Casdin Partners GP. Casdin Capital, LLC is the investment manager of Casdin Master Fund. Eli Casdin is the managing member of Casdin Capital, LLC and makes the sole voting and investment decisions with respect to shares held by Casdin Master Fund. The address of Casdin Capital is 1350 Avenue of the Americas, Suite 2405, New York, NY 10019

(4)      Represents [________] shares issued as Merger Consideration and [________] shares issued in the PIPE Investment.

(5)      Represents [________] shares issued as Merger Consideration and [________] shares issued in the PIPE Investment.

(6)      Represents [________] shares issued as Merger Consideration and [________] shares issued in the PIPE Investment. The general partner of Third Rock Ventures IV, L.P is Third Rock Ventures GP IV, L.P., or TRV GP IV LP. The general partner of TRV GP IV LP is TRV GP IV, LLC, or TRV GP IV LLC. Abbie Celniker, Ph.D., Robert Tepper, M.D., Craig Muir and Cary Pfeffer, M.D. are the managing members of TRV GP IV LLC who collectively make voting and investment decisions with respect to shares held by Third Rock Ventures IV, L.P Dr. Huber is a partner at Third Rock Ventures, LLC, and a member of our board of directors. The address for each of Third Rock Ventures IV, L.P is 29 Newbury Street, Suite 401, Boston, MA 02116.

(7)      Represents [________] shares issued as Merger Consideration and [________] shares issued in the PIPE Investment to Cormorant Private Healthcare Fund II, LP. [________] shares issued as Merger Consideration and [________] shares issued in the PIPE Investment to Cormorant Global Healthcare Master Fund, LP and [________] shares issued as Merger Consideration and [________] shares issued in the PIPE Investment to CRMA SPV, LP. Cormorant Private Healthcare GP II, LLC (“Private GP”) is the general partner of Cormorant Private Healthcare Fund II, LP and Cormorant Global Healthcare GP, LLC (“Global GP”) is the general partner of Global Healthcare Master Fund, LP. Bihua Chen serves as the managing member of Private GP and Global GP. Cormorant Asset Management LP serves as the investment manager to CRMA SPV, LP, and Ms. Chen serves as the managing member of Cormorant Asset Management GP, LLC. Ms. Chen has sole voting and investment control over the shares held by the Cormorant Funds. Ms. Chen disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of the Cormorant Funds, Global GP, Private GP, Cormorant Asset Management LP, and Ms. Chen is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

(8)     Consists of (1) with respect to Boxer Capital, LLC (“Boxer Capital”), [ ] shares issued as Merger Consideration and [        ] shares issued in the PIPE Investment, and (2) with respect to MVA Investors, LLC (“MVA”), [ ] shares issued as Merger Consideration and [        ] shares issued in the PIPE Investment. Boxer Capital, Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis hold shared voting and dispositive power over the shares held by Boxer Capital, and Aaron Davis holds voting and dispositive power over the shares owned by MVA. Each of the individuals and entities listed above expressly disclaims beneficial interest of the shares listed above except to the extent of any pecuniary interest therein. The principal business address of Boxer Capital, MVA and Aaron Davis is: 12860 El Camino Real, Suite 300, San Diego, CA 92130. The principal business address of Boxer Management and Joe Lewis is: c/o Cay House P.O Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

BCTG

Founders Shares

On June 4, 2020, we issued 3,593,750 shares of common stock to our Sponsor in exchange for a payment of $25,000 (the “Founders Shares”). On September 2, 2020, we declared a dividend of 0.16 shares for each outstanding share of common stock (an aggregate of 575,000 shares), resulting in an aggregate of 4,168,750 shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share dividend. Our Sponsor currently owns an aggregate of 4,493,450 shares of common stock, and our independent directors and advisors collectively own 208,800 shares of common stock. Our Sponsor had agreed to forfeit up to an aggregate of 543,750 Founders Shares, so that the Founders Shares would represent 20% of our issued and outstanding shares after the BCTG IPO, to the extent the underwriters’ over-allotment option was not exercised in full or in part. On September 8, 2020, the underwriters exercised their 15% over-allotment option in full; thus, the Founders Shares were no longer subject to forfeiture.

The Initial Stockholders agreed not to transfer, assign or sell any of their Founders Shares (except to certain permitted transferees) until the earlier of (i) one year after the date of the consummation of the initial Business Combination or (ii) the date on which the closing price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or earlier if, subsequent to the initial Business Combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Shares

Concurrently with the closing of the BCTG IPO, our Sponsor purchased 533,500 Private Shares, at a price of $10.00 per share, in a private placement for an aggregate purchase price of approximately $5.3 million. The Private Shares are identical to the shares of common stock sold in the BCTG IPO, subject to certain limited exceptions as described in Note 1 of our financial statements.

Our Sponsor and our officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares, including the Private Shares until 30 days after the completion of the Initial Business Combination.

Related Party Loans

On May 21, 2020 and June 10, 2020, our Sponsor agreed to loan us up to $25,025 and $274,975, respectively, for an aggregate amount of $300,000 to be used for the payment of costs related to the BCTG IPO pursuant to a promissory note (each, a “Note” and, collectively, the “Notes”). The Notes were non-interest bearing, unsecured and due upon the date we consummate the BCTG IPO. We borrowed approximately $127,000 under the Notes and repaid the Notes in full on September 10, 2020.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, the initial stockholders, officers and directors and their affiliates may, but are not obligated to, loan us funds as may be required (the “Working Capital Loans”). Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the initial Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of the notes may be converted upon consummation of the Business Combination into additional private placement shares at a conversion price of $10.00 per share. If we do not complete a Business Combination, the loans will not be repaid. Such private placement shares would be identical to the Private Shares. We did not have any borrowings under the Working Capital Loans as of December 31, 2020.

Administrative Support Agreement

Commencing on the date of our prospectus, we agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space and certain office and secretarial services. Upon completion of the Initial Business Combination or our liquidation, we will cease paying these monthly fees. For the period from May 21, 2020 (inception) through December 31, 2020, the Company incurred $40,000 related to these services. As of December 31, 2020, no amounts were payable related to this agreement.

Share Purchase Commitment

Our Sponsor entered into an agreement to purchase an aggregate of at least 2,500,000 shares of common for an aggregate purchase price of $25.0 million, or $10.00 per share, prior to, concurrently with, or following the closing of the initial Business Combination in a private placement. The funds from such private placement may be used as part of the consideration to the sellers in the initial Business Combination, and any excess funds from such private placement may be used for working capital in the post-transaction company.

Registration Rights

The holders of the Founders Shares, and shares that may be issued upon conversion of Working Capital Loans are entitled to registration rights pursuant to a registration rights agreement. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the Founders Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per share, or approximately $3.3 million in the aggregate, paid upon the closing of the BCTG IPO. In addition, the underwriters will be entitled to a deferred underwriting commission of $0.35 per share, or approximately $5.8 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement.

Related Party Policy

We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company.

In addition, our audit committee, pursuant to a written charter that we have adopted, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our Sponsor, officers or directors unless we, or a committee of independent directors, have obtained an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm that our initial business combination is fair to our company from a financial point of view. Furthermore, no finder’s fees, reimbursements, consulting fee, monies in respect of any payment of a loan or other compensation will be paid by us to our Sponsor, officers or directors, or any affiliate of our Sponsor or officers, for services rendered to us prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, the following payments will be made to our Sponsor, officers or directors, or our or their affiliates, none of which will be made from the proceeds of the BCTG IPO held in the trust account prior to the completion of our initial business combination:

•        Payment to an affiliate of our Sponsor of $10,000 per month, for up to 24 months, for office space, utilities and secretarial and administrative support;

•        Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

•        Repayment of loans which may be made by our Sponsor or an affiliate of our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto.

Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers or directors, or our or their affiliates.

Tango

The following is a summary of transactions since January 1, 2018 to which Tango has been a participant, in which:

•        the amount involved exceeded or will exceed $120,000; and

•        any of its directors, executive officers, or holders of more than 5% of its capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described in the section titled “Executive Compensation of Tango” or that were approved by its compensation committee.

Tango believes the terms obtained or consideration that it paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable in arm’s-length transactions.

Series B Preferred Stock Financing

On April 7, 2020, Tango entered into a Series B Preferred Stock Purchase Agreement (the “Series B Purchase Agreement”), pursuant to which Tango issued 45,372,050 shares of its Series B Preferred Stock for a per share price of $1.3224, for aggregate gross proceeds in the amount of $60.0 million in two closings. The first closing of the Series B Preferred Stock financing occurred on April 7, 2020, and the second closing of the Series B Preferred Stock financing occurred on March 11, 2021. The following holders of more than 5% of Tango’s capital stock participated in the Series B Preferred Stock financing.

Name of 5% Tango Stockholder	Number of Series B Preferred Stock Purchased – First Closing	Aggregate Purchase Price – First Closing	Number of Series B Preferred Stock Purchased – Second Closing	Aggregate Purchase Price – Second Closing
Boxer Capital, LLC and affiliated entities(1)	8,507,260	$11,250,000.63	8,507,260	$11,250,000.63
Casdin Capital	1,890,502	$2,499,999.85	1,890,502	$2,499,999.85
Cormorant Asset Management and affiliated entities(2)	3,781,004	$4,999,999.70	3,781,004	$4,999,999.70
Hillhouse Capital	4,726,255	$6,249,999.62	4,726,255	$6,249,999.62

____________

(1)      Includes Boxer Capital LLC, which purchased 8,417,650 shares at the first closing and 8,417,650 shares at the second closing; and MVA Investors, LLC, which purchased 89,610 shares at the first closing and 89,610 shares at the second closing. Aaron Davis, a member of Tango’s Board of Directors, is Chief Executive Officer of Boxer Capital, LLC. Boxer Capital, LLC and Mr. Davis are each affiliated with BCTG Acquisition Corp. and the Sponsor.

(2)      Includes Cormorant Private Healthcare Fund II, LP, which purchased 3,027,828 shares at the first closing and 3,027,828 shares at the second closing; Cormorant Global Healthcare Master Fund, LP, which purchased 707,048 shares at the first closing and 707,048 shares at the second closing; and CRMA SPV, LP, which purchased 46,128 shares at the first closing and 46,128 shares at the second closing.

Series B-1 Preferred Stock Financing

On August 17, 2020, Tango held the closing of its Series B-1 Preferred Stock financing, pursuant to its Series B-1 Preferred Stock Purchase Agreement (the “Series B-1 Purchase Agreement”), at which Tango issued 27,152,255 shares of its Series B-1 Preferred Stock for a per share price of $1.885, for aggregate gross proceeds in the amount of $51.2 million. The following holders of more than 5% of Tango’s capital stock participated in the Series B-1 Preferred Stock financing.

Name of 5% Tango Stockholder	Number of Series B-1 Preferred Stock	Aggregate Purchase Price
Boxer Capital, LLC and affiliated entities(1)	3,511,769	$6,519,684.57
Casdin Capital	7,957,852	$15,000,551.02
Cormorant Asset Management and affiliated entities(2)	1,560,786	$2,942,081.61
Hillhouse Capital	1,950,983	$3,677,602.96
Gilead Sciences, Inc.	10,610,079	$19,999,998.92

____________

(1)      Includes Boxer Capital LLC, which purchased 3,392,141 shares; and MVA Investors, LLC, which purchased 119,628 shares. Aaron Davis, a member of Tango’s Board of Directors, is Chief Executive Officer of Boxer Capital, LLC. Boxer Capital, LLC and Mr. Davis are each affiliated with BCTG Acquisition Corp. and the Sponsor.

(2)      Includes Cormorant Private Healthcare Fund II, LP, which purchased 1,235,518 shares; and Cormorant Global Healthcare Master Fund, LP, which purchased 325,268 shares.

Gilead Collaboration Agreement

In October 2018, Tango entered into a Collaboration and License Agreement with Gilead Sciences, Inc. this collaboration was amended and restated on August 17, 2020, concurrently with the closing of the Series B-1 Preferred Stock Financing in which Gilead Sciences, Inc. participated. Gilead Sciences, Inc. holds five percent or more of Tango’s capital stock. See the section titled “Information about Tango — Collaboration and License Agreements — Collaboration and License Agreement with Gilead Sciences” appearing elsewhere in this proxy statement/prospectus for more information

Investors Rights Agreement

In connection with the initial closing of the Series B Preferred Stock financing, Tango entered into an Amended and Restated Investors Rights Agreement (the “Investors Rights Agreement”) with certain of its investors, including its 5% stockholders. Pursuant to the Investors Agreement, the investors were granted certain demand and registration rights as well as certain information rights. Pursuant to the Merger Agreement and the Tango Support Agreements, Tango and its investors have agreed to terminate the Investors Rights Agreement at the Closing.

Voting Agreement

In connection with the initial closing of the Series B Preferred Stock financing, Tango entered into an Amended and Restated Voting Agreement (the “Voting Agreement”) with certain of its investors, including its 5% stockholders. Pursuant to the Investors Agreement, certain investors were given the right to designate certain members of Tango’s board of directors. Pursuant to the Merger Agreement and the Tango Support Agreements, Tango and its investors have agreed to terminate the Voting Agreement at the Closing.

Indemnification Agreements

In connection with the Business Combination, Tango expects to enter into new agreements to indemnify its directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in Tango’s right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of Tango’s board of directors to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

Tango’s board of directors reviews and approves transactions with directors, officers and holders of 5% or more of its capital stock and their affiliates, each a related party. Prior to this transaction, the material facts as to the related party’s relationship or interest in the transaction are disclosed to its board of directors prior to their consideration of such transaction, and the transaction is not considered approved by Tango’s board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

Policies and Procedures for Related Party Transactions

Upon the Closing, New Tango will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which New Tango or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•        any person who is, or at any time during the applicable period was, one of New Tango’s officers or one of New Tango’s directors;

•        any person who is known by Combined Entity to be the beneficial owner of more than five percent (5%) of its voting stock;

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of its voting stock; and

•        any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

New Tango will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee will have the responsibility to review related party transactions.

ADDITIONAL INFORMATION

Submission of Stockholder Proposals

The Board is aware of no other matter that may be brought before the Special Meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.

Future Stockholder Proposals

We anticipate that the 2022 annual meeting of stockholders will be held no later than [•], 2022. For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at our 2022 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and our bylaws. Assuming the meeting is held on or about [•], 2022, such proposals must be received by the Combined Entity at its offices at [•], within a reasonable time before the Combined Entity begins to print and send its proxy materials for the meeting.

In addition, New Tango’s amended and restated bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to propose business (other than director nominations) to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Tango not later than the close of business on the 90th day nor earlier than the close of business 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after such anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date such meeting is first made. Thus, for our 2022 annual meeting of stockholders, notice of a proposal must be delivered to our Secretary no later than [•], 2022 and no earlier than [•], 2022. The Chairperson of New Tango’s Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

Further, New Tango’s amended and restated bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to nominate a person as a director to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Tango (a) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting was first made. Thus, for our 2022 annual meeting of stockholders, notice of a nomination must be delivered to our Secretary no later than [•], 2022 and no earlier than [•], 2022. The Chairperson of New Tango’s Board may refuse to acknowledge the introduction of any stockholder nomination not made in compliance with the foregoing procedures.

Stockholder Communications

Stockholders and interested parties may communicate with the Board, any committee chairperson or the non-management directors as a group by writing to the Board or committee chairperson in care of the proxy solicitor at

Morrow Sodali LLC
470 West Avenue
Stamford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: BCTG.info@investor.morrowsodali.com

Following the Business Combination, such communications should be sent to the Chair of the Board of Directors of New Tango. Each communication will be forwarded, depending on the subject matter, to the Board, the appropriate committee chairperson or all non-management directors.

Legal Matters

The validity of the shares of Common Stock to be issued in connection with the Business Combination will be passed upon by Loeb & Loeb LLP, New York, New York.

Experts

The financial statements of BCTG Acquisition Corp. as of December 31, 2020 and for the period from May 21, 2020 (inception) through December 31, 2020, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Tango Therapeutics, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Delivery of Documents to Stockholders

Pursuant to the rules of the SEC, BCTG and servicers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, BCTG will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this proxy statement/prospectus may likewise request delivery of single copies of this proxy statement/prospectus in the future. Stockholders may notify BCTG of their requests by calling or writing BCTG at its principal executive offices at (858) 400-3120 or 12860 El Camino Real, Suite 300, San Diego, CA 92130.

Transfer Agent and Registrar

The registrar and transfer agent for the shares of Common Stock is Continental Stock Transfer & Trust Company. BCTG has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read BCTG’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact BCTG by telephone or in writing:

Aaron I. Davis
Chief Executive Officer
12860 El Camino Real, Suite 300
San Diego, CA 92130
(858) 400-3120

You may also obtain these documents by requesting them in writing or by telephone from BCTG’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC
470 West Avenue
Stamford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: BCTG.info@investor.morrowsodali.com

If you are a stockholder of BCTG and would like to request documents, please do so by [    ], 2021, in order to receive them before the Special Meeting. If you request any documents from BCTG, BCTG will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to BCTG has been supplied by BCTG, and all such information relating to Tango has been supplied by Tango. Information provided by either BCTG or Tango does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of BCTG for the Special Meeting. BCTG has not authorized anyone to give any information or make any representation about the Business Combination, BCTG or Tango that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS.

BCTG ACQUISITION CORP.

TANGO THERAPEUTICS, INC.

BCTG ACQUISITION CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2021	December 31, 2020
	(Unaudited)
Assets:
Current assets:
Cash	$1,258,456	$1,314,085
Prepaid expenses	192,828	183,496
Total current assets	1,451,284	1,497,581
Investments held in Trust Account	166,809,388	166,815,235
Total Assets	$168,260,672	$168,312,816

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$68,322	$—
Accrued expenses	202,089	74,927
Accrued income taxes	7,389	6,864
Franchise tax payable	24,164	32,563
Total current liabilities	301,964	114,354
Deferred underwriting commissions	5,836,250	5,836,250
Total liabilities	6,138,214	5,950,604

Commitments and Contingencies

Common stock; 15,712,245 and 15,736,221 shares subject to possible redemption at $10.00 per share as of March 31, 2021 and December 31, 2020, respectively	157,122,450	157,362,210

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 30,000,000 shares authorized; 5,665,005 and 5,641,029 shares issued and outstanding (excluding 15,712,245 and 15,736,221 shares subject to possible redemption) as of March 31, 2021 and December 31, 2020, respectively	566	564
Additional paid-in capital	5,362,242	5,122,484
Accumulated deficit	(362,800)	(123,046)
Total stockholders’ equity	5,000,008	5,000,002
Total Liabilities and Stockholders’ Equity	$168,260,672	$168,312,816

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BCTG ACQUISITION CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2021

General and administrative expenses	$211,731
Administrative expenses – related party	30,000
Franchise tax expense	24,164
Loss from operations	(265,895)
Interest earned on investments held in Trust Account	26,666
Loss before income tax expense	$(239,229)
Income tax expense	525
Net loss	$(239,754)

Weighted average shares outstanding, of Public Shares	16,675,000
Basic and diluted net loss per share, Public Shares	$0.00
Weighted average shares outstanding, of Founder Shares	4,702,250
Basic and diluted net loss per share, Founder Shares	$(0.05)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BCTG ACQUISITION CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN
STOCKHOLDERS’ EQUITY

For the Three Months Ended March 31, 2021

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance – December 31, 2020	5,641,029	$564	$5,122,484	$(123,046)	$5,000,002
Common stock subject to possible redemption	23,976	2	239,758	—	239,760
Net loss	—	—	—	(239,754)	(239,754)
Balance – March 31, 2021 (unaudited)	5,665,005	$566	$5,362,242	$(362,800)	$5,000,008

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BCTG ACQUISITION CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2021

Cash Flows from Operating Activities:
Net loss	$(239,754)
Interest earned on investments held in Trust Account	(26,666)
Changes in operating assets and liabilities:
Prepaid expenses	(9,332)
Accounts payable	68,322
Accrued expenses	127,162
Accrued income taxes	525
Franchise tax payable	24,114
Net cash used in operating activities	(55,629)

Net change in cash	(55,629)

Cash – beginning of the period	1,314,085
Cash – end of the period	$1,258,456

Supplemental disclosure of noncash activities:
Change in Value of common stock subject to possible redemption	$(239,760)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BCTG ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

BCTG Acquisition Corp. (“BCTG” or the “Company”) was incorporated as a Delaware corporation on May 21, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination (a “Business Combination”) with one or more operating businesses or entities that it has not yet selected (a “target business”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus on businesses that have their primary operations located in North America and Europe in the biotechnology industry. The Company has neither engaged in any operations nor generated revenue to date, other than searching for a target business and the negotiation of the transactions related to the Proposed Business Combination (as defined below). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”).

On April 13, 2021, BCTG entered into an agreement and plan of merger (as it may be amended and/or restated from time to time, the “Merger Agreement”), by and among BCTG, BCTG Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of BCTG (“Merger Sub”), and Tango Therapeutics, Inc. (“Tango”). The Merger Agreement provides for the merger of Merger Sub with and into Tango, with Tango continuing as the surviving entity. Tango is a biotechnology company committed to discovering and delivering the next generation of precision cancer medicines. See “The Proposed Business Combination” described below.

All Company activity for the period from May 21, 2020 (inception) through March 31, 2021 has been related to the Company’s formation and initial public offering (“Initial Public Offering”) described below, and since the Initial Public Offering, the search for a prospective initial Business Combination and the negotiation of the transactions related to the Proposed Business Combination. The Company will not generate any operating revenue until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of income earned on investments on cash and cash equivalents in the Trust Account (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is BCTG Holdings, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on September 2, 2020. On September 8, 2020, the Company consummated its Initial Public Offering of 16,675,000 shares of common stock (the “Public Shares”), including the 2,175,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of approximately $166.8 million, and incurring offering costs of approximately $9.6 million, inclusive of approximately $5.8 million in deferred underwriting commissions (Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 533,500 shares of common stock (the “Private Placement Shares”), at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.3 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, approximately $166.8 million, representing the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was placed in a trust account (“Trust Account”) in the United States maintained by Continental Stock Transfer & Trust Company, as trustee, and will remain invested only in U.S. government treasury bills, notes and bonds with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and which invest solely in U.S. Treasuries, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

Pursuant to stock exchange listing rules, the Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting discount held in trust and taxes payable on the income earned on the Trust Account) at the time the Company signs a definitive agreement in connection with its initial

BCTG ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

Business Combination. The terms of the Merger Agreement satisfy this requirement. However, the Company will only complete an initial Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Furthermore, there is no assurance that the Company will be able to successfully complete a Business Combination.

The Company will provide the holders of Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated Certificate of Incorporation which was adopted by the Company in connection with the Initial Public Offering (the “Amended and Restated Certificate”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the holders of the Founder Shares prior to the Initial Public Offering (the “Initial Stockholders”) have agreed to vote their Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an initial Business Combination, a stockholder will have the right to redeem such holder’s Public Shares for an amount in cash equal to such holder’s pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Company to pay its franchise and income taxes. As a result, such common stock has been recorded at redemption amount and classified as temporary equity, in accordance with the Financial Accounting Standard Board (“FASB”), Accounting Standard Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.” The amount in the Trust Account is initially anticipated to be $10.00 per Public Share.

Notwithstanding the foregoing, the Company’s Amended and Restated Certificate provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the shares of common stock sold in the Initial Public Offering, without the prior consent of the Company.

BCTG ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

The Company’s Sponsor, executive officers, and directors have agreed not to propose an amendment to the Company’s Amended and Restated Certificate that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Stockholders with the opportunity to redeem their shares of common stock in conjunction with any such amendment.

If a Business Combination has not been consummated within 24 months from the closing of the Initial Public Offering, or September 8, 2022 (the “Combination Period”) and stockholders do not approve an amendment to the amended and restated certificate of incorporation to extend this date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Initial Stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account.

The Company will seek to have all third parties (other than the Company’s independent registered public accounting firm) and any prospective target businesses enter into valid and enforceable agreements with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account. Nevertheless, there is no guarantee that vendors, service providers and prospective target businesses will execute such agreements. The Company’s insiders have agreed that they will be jointly and severally liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, the Company’s insiders may not be able to satisfy their indemnification obligations. Moreover, the Company’s insiders will not be liable to the Public Stockholders and instead will only have liability to the Company.

Proposed Business Combination

On April 13, 2021, BCTG Acquisition Corp., a Delaware corporation (“BCTG”), entered into an agreement and plan of merger (as it may be amended and/or restated from time to time, the “Merger Agreement”), by and among BCTG, BCTG Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of BCTG (“Merger Sub”), and Tango Therapeutics, Inc. (“Tango”). Pursuant to the Merger Agreement, at the closing of the transactions contemplated thereby, Merger Sub will merge with and into Tango (the “Merger”) with Tango surviving the merger as a wholly-owned subsidiary of BCTG (the “Proposed Business Combination”). In addition, in connection with the consummation of the Proposed Business Combination, BCTG will be renamed “Tango Therapeutics, Inc.”

BCTG ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

Under the Merger Agreement, BCTG has agreed to acquire all of the outstanding shares of Tango common stock (including any options or warrants exercisable therefor) for $550,000,000 in aggregate consideration, comprising 55,000,000 shares of BCTG common stock, based on a price of $10.00 per share (such shares being referred to herein as the “Merger Consideration”).

At the effective time of the Proposed Business Combination (the “Effective Time”), by virtue of the consummation of the Proposed Business Combination and without any further action on the part of BCTG, Merger Sub or Tango (after Tango causes each share of Tango preferred stock that is issued and outstanding immediately prior to the consummation of the Proposed Business Combination to be automatically converted immediately prior to the consummation of the Proposed Business Combination into a number of shares of Tango common stock at the then-effective conversation rate as calculated in accordance with Tango’s organizational documents), each share of Tango common stock issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into the right to receive a number of shares of BCTG common stock equal in value to the quotient of the Merger Consideration divided by the fully diluted capitalization of Tango (the “Exchange Ratio”) without interest. Each outstanding Tango option shall be assumed by BCTG and automatically converted into an option to purchase such number of shares of BCTG’s common stock, as adjusted based on the Exchange Ratio. If any shares of Tango common stock issued and outstanding immediately prior to the Effective Time are shares of Tango restricted stock, then the shares of BCTG common stock issued in exchange for such shares of Tango restricted stock shall to the same extent be unvested and subject to the same repurchase option or risk of forfeiture as in effect immediately prior to the Effective Time, and the certificates and/or book entries representing such shares of BCTG common stock shall accordingly be marked with appropriate legends. No certificates or scrip representing fractional shares of BCTG’s common stock will be issued pursuant to the consummation of the Proposed Business Combination . Stock certificates evidencing the Merger Consideration shall bear restrictive legends as required by any securities laws at the time of the closing of the Proposed Business Combination.

The closing of the Proposed Business Combination is subject to certain customary conditions of the respective parties, including, (i) stockholder approval; (ii) no Material Adverse Effect (as defined in the Merger Agreement) with respect to Tango since the date of the Merger Agreement; (iii) expiration or termination of the Hart Scott-Rodino waiting period; (iv) a minimum of $5,000,001 of net tangible assets immediately following the closing (after giving effect to any redemptions); (v) proceeds, net of BCTG expenses, at the closing of at least $300 million (subject to certain shortfall provisions); (vi) satisfaction of any applicable listing requirements of The Nasdaq Capital Market; (vii) delivery by certain Tango stockholders of lock-up agreements; and (viii) BCTG and certain Tango stockholders having entered into an amended and restated registration rights agreement.

At the time of the execution of the Merger Agreement, BCTG entered into subscription agreements (the “Subscription Agreements”) with certain institutional and accredited investors, pursuant to which, among other things, BCTG agreed to issue and sell, in a private placement to close immediately prior to the closing of the Proposed Business Combination, an aggregate of 18,610,000 shares of BCTG common stock for $10.00 per share for a total of $186,100,000.00.

On April 20, 2021, the Company filed with the SEC a Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and, when available, the Company intends to file a definitive proxy statement and final prospectus to call a special meeting of the holders of BCTG common stock to vote at the meeting (the “Special Meeting”). The holders of the majority of the voting power of BCTG’s common stock present in person or represented by proxy at the Special Meeting must approve the Merger Agreement, the Proposed Business Combination and certain other actions related thereto, as provided in the Delaware General Corporation Law, BCTG’s certificate of incorporation and applicable listing rules of The Nasdaq Stock Market LLC.

The Merger Agreement may be terminated by BCTG or Tango under certain circumstances, including (i) by mutual written consent of BCTG and Tango; (ii) by either BCTG or Tango if the closing of the Business Combination has not occurred on or before September 30, 2021; (iii) by either BCTG or Tango if BCTG has not obtained the necessary stockholder approvals; or (iv) by BCTG if Tango has not timely delivered written consent of the Tango stockholders to the Merger Agreement.

BCTG ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

The Merger Agreement, Subscription Agreements and other support agreements have been filed as exhibits to and described in the Company’s Current Report on Form 8-K filed with the SEC on April 14, 2021.

Liquidity and Capital Resources

As of March 31, 2021, the Company had $1.3 million of cash in its operating account and approximately $1.2 million of working capital.

Through March 31, 2021, the Company’s liquidity needs were satisfied through a payment of $25,000 from the Company’s Sponsor in exchange for the issuance of the Founder Shares (as defined in Note 4), the loan under the certain promissory notes from the Company to the Sponsor of approximately $127,000 to the Company to cover for offering costs in connection with the Initial Public Offering, and net proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the promissory notes on September 10, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s officers, directors and initial stockholders may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). However, in the Merger Agreement, we have covenanted not to enter into any such arrangements. Accordingly, as of March 31, 2021, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the period for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected through December 31, 2021.

The condensed consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Tango. All significant intercompany accounts and transactions are eliminated.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

BCTG ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. As of March 31, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of March 31, 2021.

Investments Held in the Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in interest earned on investments held in the Trust Account on the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Use of Estimates

The preparation of financial statement in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

BCTG ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of March 31, 2021, the carrying values of cash, accounts payable and accrued expenses approximate their fair values due to the short-term nature of the instruments. The Company’s marketable securities held in Trust Account are comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less and are recognized at fair value. The fair value of marketable securities held in Trust Account is determined using quoted prices in active markets.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting and other costs incurred that were directly related to the Initial Public Offering and that were charged to Stockholders’ equity upon the completion of the Initial Public Offering.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of common stock are classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at March 31, 2021 and December 31, 2020, 15,712,245 and 15,736,221 shares of common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet, respectively.

Income Taxes

The Company complies with the accounting and reporting requirements of Financial Accounting Standards Board Accounting Standard Codification, or FASB ASC, 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are

BCTG ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the periods.

The Company’s unaudited condensed consolidated statement of operations include a presentation of loss per share for common shares subject to redemption in a manner similar to the two-class method of income per share. Net loss per share, basic and diluted for Public Shares for three months ended March 31, 2021 is calculated by dividing the investment income earned on the Trust Account of approximately $27,000, net of applicable income and franchise taxes available to be withdrawn from the Trust Account of approximately $25,000 by the weighted average number of Public Shares outstanding for the period.

Net loss per share, basic and diluted for Founder Shares for the three months ended March 31, 2021 is calculated by dividing the net loss of approximately $240,000, less net income attributable to Public Shares of approximately $2,000, resulting in a net loss of approximately $242,000, by the weighted average number of non-redeemable common shares outstanding for the periods.

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting standards update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. The ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2021 and adoption must be as of the beginning of the Company’s annual fiscal year. The Company is currently evaluating the impact of this standard on its financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statement.

Note 3 — Initial Public Offering

On September 8, 2020, the Company consummated its Initial Public Offering of 16,675,000 Public Shares, including the 2,175,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of approximately $166.8 million, and incurring offering costs of approximately $9.6 million, inclusive of approximately $5.8 million in deferred underwriting commissions.

BCTG ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Related Party Transactions

Founder Shares

On June 4, 2020, the Company issued 3,593,750 shares of common stock to the Sponsor (the “Founder Shares”) for an aggregate purchase price of $25,000. On September 2, 2020, the Company declared a dividend of 0.16 shares for each outstanding share of common stock (an aggregate of 575,000 shares), resulting in an aggregate of 4,168,750 shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share dividend.

The Initial Stockholders agreed not to transfer, assign or sell any of their Founder Shares (except to certain permitted transferees) until the earlier of (i) one year after the date of the consummation of the initial Business Combination or (ii) the date on which the closing price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or earlier if, subsequent to the initial Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement Shares

Concurrently with the closing of the Initial Public Offering, the Sponsor purchased 533,500 Private Placement Shares, at a price of $10.00 per share, in a private placement for an aggregate purchase price of approximately $5.3 million. The Private Placement Shares are identical to the shares of common stock sold in the Initial Public Offering, subject to certain limited exceptions as described in Note 1.

The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Initial Stockholders may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion (the “Working Capital Loans”). Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the initial Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon consummation of the Business Combination into additional private placement shares at a conversion price of $10.00 per share. If the Company does not complete a Business Combination, the loans would not be repaid. Such private placement shares would be identical to the Private Placement Shares. However, in the Merger Agreement, we have covenanted not to enter into any such arrangements. Accordingly, to date, the Company had no borrowings under the Working Capital Loans.

Administrative Support Agreement

Commencing on September 2, 2020, the Company agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space and certain office and secretarial services. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company incurred $30,000 of such expenses during the three months ended March 31, 2021. As of March 31, 2021, no amounts were payable related to this agreement.

BCTG ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Related Party Transactions (cont.)

Share Purchase Commitment

The Company’s Sponsor entered into an agreement to purchase an aggregate of at least 2,500,000 shares of common stock for an aggregate purchase price of $25.0 million, or $10.00 per share, prior to, concurrently with, or following the closing of the initial Business Combination in a private placement. The funds from such private placement may be used as part of the consideration to the sellers in the initial Business Combination, and any excess funds from such private placement may be used for working capital in the post-transaction company.

Note 5 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Shares and shares that may be issued upon conversion of Working Capital Loans are entitled to registration rights pursuant to a registration rights agreement. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters in our Initial Public Offering were entitled to an underwriting discount of $0.20 per share, or approximately $3.3 million in the aggregate, which was paid upon the closing of the Initial Public Offering. In addition, the underwriters will be entitled to a deferred underwriting commission of $0.35 per share, or approximately $5.8 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or its efforts with respect to an initial Business Combination, the specific impact is not readily determinable as of the date of this financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Note 6 — Stockholders’ Equity

Preferred stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. As of March 31, 2021, there are no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 30,000,000 shares of common stock, par value of $0.0001 per share. On September 2, 2020, the Company declared a dividend of 0.16 shares for each outstanding share of common stock (an aggregate of 575,000 shares). All shares and associated amounts have been retroactively restated to reflect the share dividend. As of March 31, 2021, there were 21,377,250 shares of common stock outstanding, including 15,712,245 shares of common stock subject to possible redemption that were classified outside of permanent equity in the accompanying balance sheet.

BCTG ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Fair Value Measurements

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

March 31, 2021

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
U.S. Treasury Securities(1)	$166,809,388	—	—

____________

(1)      Includes approximately $4,000 of investments held in cash within the Trust Account.

December 31, 2020

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
U.S. Treasury Securities maturing March 4, 2021	$166,811,648	$—	$—

____________

(1)      Includes approximately $4,000 of investments held in cash within the Trust Account.

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels of the hierarchy for the three months ended March 31, 2021. Level 1 instruments include investments U.S. Treasury securities with an original maturity of 185 days or less.

Note 8 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date unaudited condensed consolidated financial statements were available to be issued. Based upon this review, the Company determined that, except as disclosed in Note 1, there have been no events that have occurred that would require adjustments to the disclosures in the unaudited condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

BCTG Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of BCTG Acquisition Corp. (the “Company”), as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from May 21, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from May 21, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

March 31, 2021

BCTG ACQUISITION CORP.
BALANCE SHEET
December 31, 2020

Assets:
Current assets:
Cash	$1,314,085
Prepaid expenses	183,496
Total current assets	1,497,581
Investments held in Trust Account	166,815,235
Total Assets	$168,312,816

Liabilities and Stockholders’ Equity:
Current liabilities:
Accrued expenses	$74,927
Accrued income taxes	6,864
Franchise tax payable	32,563
Total current liabilities	114,354
Deferred underwriting commissions	5,836,250
Total liabilities	5,950,604

Commitments and Contingencies

Common stock; 15,736,221 shares subject to possible redemption at $10.00 per share	157,362,210

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Common stock, $0.0001 par value; 30,000,000 shares authorized; 5,641,029 shares issued and outstanding (excluding 15,736,221 shares subject to possible redemption)	564
Additional paid-in capital	5,122,484
Accumulated deficit	(123,046)
Total stockholders’ equity	5,000,002
Total Liabilities and Stockholders’ Equity	$168,312,816

The accompanying notes are an integral part of these financial statements.

BCTG ACQUISITION CORP.
STATEMENTS OF OPERATIONS
For the Period from May 21, 2020 (inception) through December 31, 2020

General and administrative expenses	$108,865
Administrative expenses – related party	40,000
Franchise tax expense	32,563
Loss from operations	(181,428)
Interest earned on investments held in Trust Account	65,246
Loss before income tax expense	(116,182)
Income tax expense	6,864
Net loss	$(123,046)

Weighted average shares outstanding, of Public Shares	16,675,000
Basic and diluted net loss per share, Public Shares	$(0.00)
Weighted average shares outstanding, of Founder Shares	4,212,127
Basic and diluted net loss per share, Founder Shares	$(0.04)

The accompanying notes are an integral part of these financial statements.

BCTG ACQUISITION CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance – May 21, 2020 (inception)	—	$—	$—	$—	$—
Issuance of common stock to Sponsor	4,168,750	417	24,583	—	25,000
Sale of common stock in initial public offering, gross	16,675,000	1,668	166,748,332	—	166,750,000
Offering costs	—	—	(9,624,742)	—	(9,624,742)
Sale of private placement shares to Sponsor in private placement	533,500	53	5,334,947	—	5,335,000
Shares subject to possible redemption	(15,736,221)	(1,574)	(157,360,636)	—	(157,362,210)
Net loss	—	—	—	(123,046)	(123,046)
Balance – December 31, 2020	5,641,029	$564	$5,122,484	$(123,046)	$5,000,002

The accompanying notes are an integral part of these financial statements.

BCTG ACQUISITION CORP.
STATEMENT OF CASH FLOWS
For the Period from May 21, 2020 (Inception) Through December 31, 2020

Cash Flows from Operating Activities:
Net loss	$(123,046)
Interest earned on investments held in Trust Account	(65,235)
Changes in operating assets and liabilities:
Prepaid expenses	(183,496)
Accrued expenses	4,927
Accrued income taxes	6,864
Franchise tax payable	32,563
Net cash used in operating activities	(327,423)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(166,750,000)
Net cash used in investing activities	(166,750,000)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock to Sponsor	25,000
Proceeds from note payable to related party	25
Proceeds received from initial public offering, gross	166,750,000
Proceeds received from private placement	5,335,000
Repayment of note payable to related party	(127,232)
Payments of offering costs	(3,591,285)
Net cash provided by financing activities	168,391,508

Net change in cash	1,314,085

Cash – beginning of the period	—
Cash – end of the period	$1,314,085

Supplemental disclosure of noncash activities:
Offering costs included in note payable – related party	$127,207
Offering costs included in accrued expenses	$70,000
Deferred underwriting commissions	$5,836,250
Initial value of common stock subject to possible redemption	$157,484,340
Change in value of common stock subject to possible redemption	$(122,130)

The accompanying notes are an integral part of these financial statements.

BCTG ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION

BCTG Acquisition Corp. (the “Company”) was incorporated as a Delaware corporation on May 21, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination (“Initial Business Combination”) with one or more operating businesses or entities that it has not yet selected (a “target business”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus on businesses that have their primary operations located in North America and Europe in the biotechnology industry. The Company has neither engaged in any operations nor generated revenue to date, other than searching for a target business. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”).

As of December 31, 2020, the Company had not commenced any operations, other than searching for a target business. All activity for the period from May 21, 2020 (inception) through December 31, 2020 had been related to the Company’s formation and the initial public offering (“Initial Public Offering”) described below, and since offering, the search for a prospective Initial Business Combination. The Company will not generate any operating revenue until after the completion of its Initial Business Combination, at the earliest. The Company generates non-operating income in the form of income earned on investments on cash and cash equivalents in the Trust Account (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is BCTG Holdings, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on September 2, 2020. On September 8, 2020, the Company consummated its Initial Public Offering of 16,675,000 shares of common stock (the “Public Shares”), including the 2,175,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of approximately $166.8 million, and incurring offering costs of approximately $9.6 million, inclusive of approximately $5.8 million in deferred underwriting commissions (Note 6).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 533,500 shares of common stock (the “Private Placement Shares”), at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.3 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, approximately $166.8 million ($10.00 per share), representing the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was placed in a trust account (“Trust Account”) in the United States maintained by Continental Stock Transfer & Trust Company, as trustee, and will remain invested only in U.S. government treasury bills, notes and bonds with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and which invest solely in U.S. Treasuries, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

Pursuant to stock exchange listing rules, the Company’s Initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of any deferred underwriting discount held in trust and taxes payable on the income earned on the Trust Account) at the time the Company signs a definitive agreement in connection with the Initial Business Combination. However, the Company will only complete an Initial Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act.

BCTG ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION (cont.)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Furthermore, there is no assurance that the Company will be able to successfully complete a Business Combination.

The Company will provide the holders of Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated Certificate of Incorporation which was adopted by the Company in connection with the Initial Public Offering (the “Amended and Restated Certificate”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the holders of the Founder Shares prior to this Initial Public Offering (the “Initial Stockholders”) have agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an Initial Business Combination without the prior consent of the Sponsor.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an Initial Business Combination, a stockholder will have the right to redeem such holder’s Public Shares for an amount in cash equal to such holder’s pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest not previously released to the Company to pay its franchise and income taxes. As a result, such common stock has been recorded at redemption amount and classified as temporary equity, in accordance with the Financial Accounting Standard Board (“FASB”), Accounting Standard Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.” The amount in the Trust Account is initially anticipated to be $10.00 per Public Share.

Notwithstanding the foregoing, the Company’s Amended and Restated Certificate provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the shares of common stock sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, executive officers, and directors have agreed not to propose an amendment to the Company’s Amended and Restated Certificate that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100%

BCTG ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION (cont.)

of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Stockholders with the opportunity to redeem their shares of common stock in conjunction with any such amendment.

If a Business Combination has not been consummated within 24 months from the closing of the Initial Public Offering, or September 8, 2022 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Initial Stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account.

The Company will seek to have all third parties (other than the Company’s independent registered public accounting firm) and any prospective target businesses enter into valid and enforceable agreements with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account. Nevertheless, there is no guarantee that vendors, service providers and prospective target businesses will execute such agreements. The Company’s insiders have agreed that they will be jointly and severally liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, the Company’s insiders may not be able to satisfy their indemnification obligations. Moreover, the Company’s insiders will not be liable to the Public Stockholders and instead will only have liability to the Company.

Basis of Presentation

The accompanying financial statement is presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

As an emerging growth company, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

BCTG ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION (cont.)

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Liquidity and Capital Resources

As of December 31, 2020, the Company had $1.3 million of cash in its operating account and approximately $1.4 million of working capital.

Through December 31, 2020, the Company’s liquidity needs were satisfied through a payment of $25,000 from the Company’s Sponsor in exchange for the issuance of the Founder Shares (as defined below), the loan under the Note of approximately $127,000 (see Note 5) to the Company to cover for offering costs in connection with the Initial Public Offering, and net proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note on September 10, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s officers, directors and initial stockholders may, but are not obligated to, provide the Company Working Capital Loans (see Note 5). As of December 31, 2020, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective Initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2020.

BCTG ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal depository insurance coverage of $250,000, and investments held in Trust Account. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts. The Company’s investments held in the Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in a money market funds that comprise only U.S. Treasury securities, or a combination thereof.

Investments Held in the Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in interest earned on investments held in Trust Account on the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2020, the carrying values of cash, prepaid expenses, accounts payable, accrued expenses, accrued income taxes and franchise tax payable approximate their fair values due to the short-term nature of the instruments. The Company’s investments held in Trust Account are comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in money market funds that comprise only U.S. treasury securities and are recognized at fair value. The fair value of investments held in Trust Account is determined using quoted prices in active markets.

BCTG ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Offering Costs associated with the Initial Public Offering

Offering costs consisted of legal, accounting and other costs incurred that were directly related to the Initial Public Offering and that were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of common stock are classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2020, 15,736,221 shares of common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Income Taxes

The Company complies with the accounting and reporting requirements of Financial Accounting Standards Board Accounting Standard Codification, or FASB ASC, 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Net Loss Per Common Share

Net loss per share of common stock is computed by dividing net loss applicable to stockholders by the weighted average number of shares of common stock outstanding during the periods. Weighted average shares were reduced for the effect of an aggregate of 543,750 shares of common stock that were subject to forfeiture if the over-allotment option was not exercised by the underwriters. The underwriters exercised their over-allotment option in full on September 8, 2020; thus, these Founder Shares were no longer subject to forfeiture (see Note 6). At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

The Company’s statement of operations includes a presentation of loss per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net loss per share, basic and diluted for Public Shares is calculated by dividing the investment income earned on the Trust Account, net of applicable income and franchise taxes of approximately $26,000 for the period from May 21, 2020 (inception) through December 31, 2020, by the weighted average number of shares of Public Shares outstanding for the period. Net loss per share, basic and diluted for Founder Shares is calculated by dividing the net loss of approximately $123,000, less income attributable to Public Shares, by the weighted average number of shares of Founder Shares outstanding for the periods.

BCTG ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

On September 8, 2020, the Company consummated its Initial Public Offering of 16,675,000 Public Shares, including the 2,175,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of approximately $166.8 million, and incurring offering costs of approximately $9.6 million, inclusive of approximately $5.8 million in deferred underwriting commissions.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 533,500 Private Placement Shares, at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.3 million.

A portion of the proceeds from the Private Placement Shares was added to the proceeds from the Initial Public Offering to be held in the Trust Account.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On June 4, 2020, the Company issued 3,593,750 shares of common stock to the Sponsor (the “Founder Shares”) for an aggregate purchase price of $25,000. On September 2, 2020, the Company declared a dividend of 0.16 shares for each outstanding share of common stock (an aggregate of 575,000 shares), resulting in an aggregate of 4,168,750 shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share dividend. The Sponsor agreed to forfeit up to an aggregate of 543,750 Founder Shares, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering, to the extent the underwriters’ over-allotment option was not exercised in full or in part. The underwriters fully exercised the over-allotment option on September 8, 2020; thus, these Founder Shares were no longer subject to forfeiture.

The Initial Stockholders agreed not to transfer, assign or sell any of their Founder Shares (except to certain permitted transferees) until the earlier of (i) one year after the date of the consummation of the Initial Business Combination or (ii) the date on which the closing price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or earlier if, subsequent to the Initial Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement Shares

Concurrently with the closing of the Initial Public Offering, the Sponsor purchased 533,500 Private Placement Shares, at a price of $10.00 per share, in a private placement for an aggregate purchase price of approximately $5.3 million. The Private Placement Shares are identical to the shares of common stock sold in the Initial Public Offering, subject to certain limited exceptions as described in Note 1.

BCTG ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the Initial Business Combination.

Related Party Loans

On May 21, 2020 and June 10, 2020, the Sponsor agreed to loan the Company up to $25,025 and $274,975, respectively, for an aggregate amount of $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to a promissory note (each, a “Note” and, collectively, the “Notes”). The Notes were non-interest bearing, unsecured and due upon the date the Company consummated the Initial Public Offering. The Company borrowed approximately $127,000 under the Notes. The Company repaid the Notes in full on September 10, 2020.

In addition, in order to finance transaction costs in connection with a Business Combination, the Initial Stockholders may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion (the “Working Capital Loans”). Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the Initial Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon consummation of the Business Combination into additional private placement shares at a conversion price of $10.00 per share. If the Company does not complete a Business Combination, the loans would not be repaid. Such private placement shares would be identical to the Private Placement Shares. To date, the Company had no borrowings under the Working Capital Loans.

Administrative Support Agreement

Commencing on the date of the Company’s prospectus, the Company agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space and certain office and secretarial services. Upon completion of the Initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the period from May 21, 2020 (inception) through December 31, 2020, the Company incurred $40,000 related to these services. As of December 31, 2020, no amounts were payable related to this agreement.

Share Purchase Commitment

The Company’s Sponsor entered into an agreement to purchase an aggregate of at least 2,500,000 shares of common stock for an aggregate purchase price of $25.0 million, or $10.00 per share, prior to, concurrently with, or following the closing of the Initial Business Combination in a private placement. The funds from such private placement may be used as part of the consideration to the sellers in the Initial Business Combination, and any excess funds from such private placement may be used for working capital in the post-transaction company.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Shares and shares that may be issued upon conversion of Working Capital Loans are entitled to registration rights pursuant to a registration rights agreement. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

BCTG ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the prospectus to purchase up to 2,175,000 additional shares at the Initial Public Offering price less the underwriting discounts and commissions. On September 8, 2020, the underwriters fully exercised the over-allotment option.

The underwriters were entitled to an underwriting discount of $0.20 per share, or approximately $3.3 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriters will be entitled to a deferred underwriting commission of $0.35 per share, or approximately $5.8 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the balance sheet. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 7. STOCKHOLDERS’ EQUITY

Preferred stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. As of December 31, 2020, there are no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 30,000,000 shares of common stock, par value of $0.0001 per share. On September 2, 2020, the Company declared a dividend of 0.16 shares for each outstanding share of common stock (an aggregate of 575,000 shares). All shares and associated amounts have been retroactively restated to reflect the share dividend. As of December 31, 2020, there were 21,377,250 shares of common stock outstanding, including 15,736,221 shares of common stock subject to possible redemption that were classified outside of permanent equity in the accompanying balance sheet.

NOTE 8. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of December 31, 2020 by level within the fair value hierarchy:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Description
Assets held in Trust:
U.S. Treasury Securities maturing March 4, 2021	$166,811,648	$—	$—
Money Market Fund	3,587	—	—
	$166,815,235	$—	$—

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. There were no transfers between levels for the three months ended December 31, 2020 and for the period from May 21, 2020 (inception) through December 31, 2020.

BCTG ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 9 — INCOME TAXES

The Company generates taxable income primarily consisting of interest income earned on the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible.

The income tax provision (benefit) for the period from May 21, 2020 (inception) through December 31, 2020 consists of the following:

Current
Federal	$6,864
State	—
Deferred
Federal	(31,262)
State	—
Valuation allowance	31,262
Income tax provision	$6,864

As of December 31, 2020, the Company’s net deferred tax assets are as follows:

Deferred tax assets:
Start-up/Organization costs	$31,262
Total deferred tax assets	31,262
Valuation allowance	(31,262)
Deferred tax asset, net of allowance	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from May 21, 2020 (inception) through December 31, 2020, the valuation allowance was $31,362.

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate for the period from May 6 (inception) through December 31, 2020 is as follows:

Statutory Federal income tax rate	21.00%
Change in Valuation Allowance	(26.91)%
Effective tax rate	(5.91)%

There were no unrecognized tax benefits as of December 31, 2020. No amounts were accrued for the payment of interest and penalties at December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date the financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements which have not previously been disclosed within the financial statements.

TANGO THERAPEUTICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)
(Unaudited)

	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$65,791	$28,381
Marketable securities	141,119	161,939
Accounts receivable	2,000	2,000
Prepaid expenses and other current assets	1,445	1,312
Total current assets	210,355	193,632
Property and equipment, net	3,837	3,823
Operating lease right-of-use assets	7,238	7,480
Restricted cash	2,279	2,279
Other assets	403	38
Total assets	$224,112	$207,252

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$4,479	$1,841
Accrued expenses and other current liabilities	5,757	6,140
Operating lease liabilities	852	959
Deferred revenue	25,692	31,977
Income tax payable	74	—
Total current liabilities	36,854	40,917
Operating lease liabilities, net of current portion	6,661	6,925
Deferred revenue, net of current portion	122,703	120,805
Other long-term liabilities	3	5
Total liabilities	166,221	168,652
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.001 par value, 55,700,000 shares authorized, issued, and outstanding at March 31, 2021 and December 31, 2020, respectively; liquidation preferences of $55,700 at March 31, 2021 and December 31, 2020, respectively	55,700	55,700
Series B redeemable convertible preferred stock, $0.001 par value, 45,372,050 shares authorized at March 31, 2021 and December 31, 2020, respectively; 45,372,050 and 22,686,025 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively; liquidation preferences of $60,000 and $30,000 at March 31, 2021 and December 31, 2020, respectively	59,751	29,761
Series B-1 redeemable convertible preferred stock, $0.001 par value, 27,152,255 shares authorized, issued, and outstanding at March 31, 2021 and December 31, 2020, respectively; liquidation preferences of $51,182 at March 31, 2021 and December 31, 2020, respectively	51,083	51,083
Stockholders’ deficit:
Common stock, $0.001 par value; 166,000,000 shares authorized at March 31, 2021 and December 31, 2020; 14,196,742 and 13,301,649 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	14	13
Additional paid-in capital	6,518	5,127
Accumulated other comprehensive income	32	17
Accumulated deficit	(115,207)	(103,101)
Total stockholders’ deficit	(108,643)	(97,944)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$224,112	$207,252

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TANGO THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)
(Unaudited)

	Three Months Ended March 31,
	2021	2020
Collaboration revenue	$6,386	$4,711
Operating expenses:
Research and development	15,000	10,822
General and administrative	3,467	1,953
Total operating expenses	18,467	12,775
Loss from operations	(12,081)	(8,064)
Other income:
Interest income	104	60
Other (expense) income, net	(55)	90
Total other income, net	49	150
Net loss before income taxes	(12,032)	(7,914)
Provision for income taxes	(74)	—
Net loss	$(12,106)	$(7,914)
Net loss per common share – basic and diluted	$(0.88)	$(0.74)
Weighted average number of common shares outstanding – basic and diluted	13,731,583	10,629,931

Net loss	$(12,106)	$(7,914)
Other comprehensive income:
Unrealized gain on marketable securities	15	15
Comprehensive loss	$(12,091)	$(7,899)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TANGO THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED
STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)
(Unaudited)

	Redeemable Convertible Preferred Stock								Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’
	Series A		Series B		Series B-1		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2020	55,700,000	55,700	22,686,025	29,761	27,152,255	51,083	13,301,649	13	5,127	17	(103,101)	(97,944)
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of less than $0.1 million	—	—	22,686,026	29,990	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	895,093	1	439	—	—	440
Vesting of restricted common stock awards	—	—	—	—	—	—	—	—	2	—	—	2
Stock based compensation expense	—	—	—	—	—	—	—	—	950	—	—	950
Other comprehensive income	—	—	—	—	—	—	—	—	—	15	—	15
Net loss	—	—	—	—	—	—	—	—	—	—	(12,106)	(12,106)
Balance at March 31, 2021	55,700,000	$55,700	45,372,051	$59,751	27,152,255	$51,083	14,196,742	$14	$6,518	$32	$(115,207)	$(108,643)
	Redeemable Convertible Preferred Stock				Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Series A		Common Stock
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	55,700,000	55,700	13,334,856	13	3,311	10	(51,129)	(47,795)
Repurchase of restricted common stock awards	—	—	(75,000)	—	—	—	—	—
Vesting of restricted common stock awards	—	—	—	—	3	—	—	3
Stock based compensation expense	—	—	—	—	408	—	—	408
Other comprehensive income	—	—	—	—	—	15	—	15
Net loss	—	—	—	—	—	—	(7,914)	(7,914)
Balance at March 31, 2020	55,700,000	$55,700	13,259,856	$13	$3,722	$25	$(59,043)	$(55,283)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TANGO THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)
(Unaudited)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities
Net loss	$(12,106)	$(7,914)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	204	164
Noncash operating lease expense	242	218
Stock-based compensation	950	408
Other, net	58	(46)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(132)	363
Other long-term assets	8	—
Accounts payable	2,557	1,125
Accrued expenses and other liabilities	(636)	(1,551)
Operating lease liabilities	(372)	(184)
Deferred revenue	(4,386)	(4,711)
Net cash used in operating activities	(13,613)	(12,128)
Cash flows from investing activities
Purchase of property and equipment	(165)	(28)
Sales and maturities of marketable securities	40,645	11,917
Purchases of marketable securities	(19,868)	—
Net cash provided by investing activities	20,612	11,889
Cash flows from financing activities
Proceeds from issuance of preferred stock, net of issuance costs of $0.1 million during the three months ended March 31, 2021	29,998	—
Proceeds from issuance of common stock upon exercise of stock options	439	—
Payment of merger with BCTG and PIPE financing transaction costs	(26)	—
Net cash provided by financing activities	30,411	—
Net change in cash, cash equivalents and restricted cash	37,410	(239)
Cash, cash equivalents and restricted cash, beginning of period	30,660	25,168
Cash, cash equivalents and restricted cash, end of period	$68,070	$24,929
Supplemental cash flow information:
Cash paid for leases	452	438
Supplemental disclosure of noncash investing and financing activity:
Purchases of property and equipment included in accounts payable and accrued expenses	$81	$317
Preferred stock issuance costs included in accounts payable and accrued expenses	$8	$—
Merger with BCTG and PIPE financing deferred offering costs included in accounts payable and accrued expenses	$347	$—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TANGO THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.     Nature of the Business and Basis of Presentation

Tango Therapeutics, Inc (“Tango” or the “Company”) is a precision oncology company committed to the discovery and development of novel new drugs in defined patient populations with high unmet medical need.

The Company is subject to risks common to early-stage companies in the biotechnology industry. Principal among these risks are the uncertainties of the development process, development of the same or similar technological innovations by competitors, protection of proprietary technology, dependence on key personnel, compliance with government regulations and approval requirements, and the need to obtain additional financing to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure, and extensive compliance-reporting capabilities. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s technology will be obtained, that any products developed will obtain necessary government regulatory approval, or that any approved products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales. If the Company fails to become profitable or is unable to sustain profitability on a continuing basis, then the Company may be unable to continue its operations at planned levels and be forced to reduce or terminate its operations. The Company expects to incur substantial operating losses and negative cash flows from operations for the foreseeable future.

Since inception, the Company has generated recurring net losses, including a net loss of $12.1 million and $7.9 million for the three months ended March 31, 2021 and 2020, respectively. The Company had an accumulated deficit of $115.2 million as of March 31, 2021. Since inception and through the issuance date of these unaudited condensed consolidated financial statements, the Company has raised an aggregate of approximately $166.9 million of gross proceeds from the sale of preferred shares and another $200.1 million through our collaboration with Gilead.

The Company expects operating losses and negative cash flows from operations to continue for the foreseeable future as it continues to develop, manufacture and commercialize its products. As of March 31, 2021, the Company expected that its cash, cash equivalents and marketable securities will be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the issuance date of the unaudited condensed consolidated financial statements. The future viability of the Company beyond that point may be dependent on its ability to raise additional capital to finance its operations.

The Company may seek additional funding in the future, from one or more equity or debt financings, collaborations, or other sources, in order to carry out all of its planned research and development and commercialization activities. However, there is no assurance that the Company will be able to obtain additional funding under acceptable terms, if at all. If the Company is unable to obtain additional financing, the Company may be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects.

Merger with BCTG Acquisition Corporation

On April 13, 2021, the Company and BCTG Acquisition Corp. (“BCTG”) signed a definitive merger agreement, which will result in BCTG acquiring 100% of the Company’s issued and outstanding equity securities. The proposed merger will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under the reverse recapitalization model, the Business Combination will be treated as Tango issuing equity for the net assets of BCTG, with no goodwill or intangible assets recorded. Under this method of accounting, BCTG will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the merger, the Company’s stockholders are expected to have a majority of the voting power of the combined company, the Company will comprise all of the ongoing operations of the combined entity, the Company

TANGO THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.     Nature of the Business and Basis of Presentation (cont.)

will comprise a majority of the governing body of the combined company, and the Company’s senior management will comprise all of the senior management of the combined company. As a result of the proposed merger, BCTG will be renamed Tango Therapeutics, Inc. The boards of directors of both BCTG and Tango have approved the proposed merger transaction.

BCTG is expected to receive net proceeds of approximately $156.9 million upon the closing of the proposed merger transaction, assuming no redemptions are affected by stockholders of BCTG, and will operate under the current Tango management team upon the closing of the proposed merger. In connection with the proposed merger, BCTG has entered into agreements with existing and new investors to subscribe for and purchase an aggregate of 18.6 million shares of its common stock (the “PIPE Financing”) that will result in net proceeds of an additional $179.7 million upon the closing of the PIPE Financing. The closing of the proposed merger is a precondition to the PIPE Financing.

Subject to the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), each share of the Company’s redeemable convertible preferred stock (the “Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into a share of the Company’s common stock. At the Effective Time, each option to purchase the Company’s common stock shall become an option, respectively, to purchase shares of common stock of the surviving entity, subject to adjustment in accordance with the exchange ratio. Completion of the PIPE Financing and proposed merger transactions is subject to approval of BCTG stockholders and the satisfaction or waiver of certain other customary closing conditions. The approval from BCTG stockholders is expected in the third quarter of 2021.

Impact of COVID-19

At the end of 2019, a novel strain of a virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes COVID-19 has spread to most countries across the world, including all 50 states within the U.S., including Cambridge, Massachusetts, where the Company’s primary office and laboratory space is located. The coronavirus pandemic led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The extent to which the coronavirus impacts the Company’s operations or those of its third-party partners, including preclinical studies or clinical trial operations, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The continued spread of COVID-19 globally could adversely impact the Company’s preclinical or clinical trial operations in the U.S., including its ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography.

The Company is monitoring the potential impact of the COVID-19 pandemic on its business and financial statements. To date, COVID-19 has not had a material impact on operations, and the Company has not incurred significant delays related to its research and development programs. Additionally, the Company has not incurred impairment losses in the carrying values of its assets as a result of the pandemic and it is not aware of any specific related event or circumstance that would require it to revise its estimates reflected in these condensed consolidated financial statements. The extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations, financial condition and liquidity, including research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, and the duration and intensity of the related effects.

TANGO THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.     Nature of the Business and Basis of Presentation (cont.)

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The year-end balance sheet data was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. The accompanying unaudited condensed consolidated financial statements reflect the operations of Tango and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated. The functional and reporting currency of the Company and its subsidiary is the U.S. dollar.

In the opinion of management, all adjustments necessary for a fair statement of the financial information, which are of a normal and recurring nature, have been made for the interim periods reported. Results of operations for the three months ended March 31, 2021 and 2020, are not necessarily indicative of the results for the year ending December 31, 2021, any other interim periods, or any future year or period. The unaudited condensed consolidated financial statements for the three months ended March 31, 2021 and 2020, have been prepared on the same basis as and should be read in conjunction with the audited consolidated financial statements and notes included elsewhere in the proxy statement/prospectus.

2.     Summary of Significant Accounting Policies

Other than policies noted below, there have been no significant changes from the significant accounting policies disclosed in Note 2, Summary of Significant Accounting Policies, of the audited consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, (“ASC 740”). The ASU enhances and simplifies various aspects of the income tax accounting guidance in ASC 740, including requirements related to hybrid tax regimes, the tax basis step-up in goodwill obtained in a transaction that is not a business combination, separate financial statements of entities not subject to tax, the intra-period tax allocation exception to the incremental approach, ownership changes in investments, changes from a subsidiary to an equity method investment, interim-period accounting for enacted changes in tax law, and the year-to-date loss limitation in interim-period tax accounting. This guidance is effective for the Company for annual and interim periods beginning after December 31, 2020; however, early adoption was permitted The Company adopted this standard as of January 1, 2021 on a prospective basis. The adoption did not have a material impact on the Company’s condensed consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815 — 40). The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted earnings per share (“EPS”) computation. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company elected to early adopt this guidance on January 1, 2021. The Company issued the second tranche of its redeemable convertible Series B preferred stock in March 2021 at an original issue price of $1.32 per share, which would have resulted in the recognition of a beneficial conversion feature of $28.4 million prior to the adoption of ASU 2020-06.

TANGO THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2.     Summary of Significant Accounting Policies (cont.)

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that recently issued standards that are not yet effective will not have a material impact on the Company’s consolidated financial statements.

3.     Collaboration Agreements

2018 Gilead Agreement

In October 2018, the Company entered into a Research Collaboration and License Agreement (the “2018 Gilead Agreement”) with Gilead Sciences, Inc. (“Gilead”). Pursuant to the 2018 Gilead Agreement, the Company performed target discovery and validation activities in accordance with an agreed-upon multi-year research plan. During the initial three-year research term, Gilead had the option to obtain exclusive, worldwide licenses to develop and commercialize up to five validated programs (“Gilead Program License”).

In 2018, Gilead paid the Company a $50.0 million non-refundable upfront payment upon the execution of the 2018 Gilead Agreement. The Company was eligible to receive milestone payments of up to $1.7 billion across all programs and royalties on future sales of commercialized products, if any. For up to two programs licensed by Gilead, the Company had the option to co-develop and co-promote certain programs licensed by Gilead in the U.S. and was eligible to receive royalties on ex-U.S. sales.

The Company assessed this arrangement in accordance with ASC 606 and concluded that the contract counterparty, Gilead, was a customer. The Company identified a single performance obligation under the arrangement consisting of the combination of participating on the joint steering committee and the research and development services provided during the research term. The identified promises were determined to not be individually distinct due to the specialized nature of the early-stage research services to be provided by the Company and the interdependent relationship between the promises. The Company determined that the option for Gilead to extend the term of the arrangement was not priced at a discount, and therefore did not provide Gilead with a material right. This option will be excluded from the transaction price until exercised. At the inception of the 2018 Gilead Agreement, the Company also determined that the Gilead program license options provided to Gilead did not include a material right.

The total transaction price, subject to variable consideration constraints, was allocated to the combined single performance obligation. The Company determined that the single combined performance obligation is satisfied over time as the customer is simultaneously receiving and consuming the benefit of the Company’s performance. The future milestone payments represent variable consideration that is fully constrained at inception of the arrangement as the achievement of the milestone events are highly uncertain.

Amended Gilead Agreement

In August 2020, Gilead made an equity investment of $20.0 million into the Company as a participant in the Company’s Series B-1 preferred stock offering. At the time of the original investment, as well as of the December 31, 2020 balance sheet date, Gilead maintains an ownership of less than 10% of the Company and is thus not considered to be a related party to the Company.

In August 2020, the Company and Gilead also entered into an Amended Research Collaboration and License Agreement (the “Gilead Agreement”), which superseded and replaced the 2018 Gilead agreement. The Gilead Agreement represents a continuation of the initial target discovery and validation research and development efforts begun under the 2018 Gilead Agreement. Under the Gilead Agreement:

•        The Company received upfront, non-refundable consideration of $125.0 million from Gilead upon execution of the Gilead Agreement in 2020;

TANGO THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

3.     Collaboration Agreements (cont.)

•        The term of the 2018 Gilead Agreement ended on the date the Gilead Agreement was executed. The Gilead Agreement has a research term of seven years;

•        Gilead expanded its option to license up to 15 programs for which Gilead may obtain exclusive, worldwide licenses to develop and commercialize therapies, subject to applicable license fees;

•        Prior to exercising its option to license a program, Gilead may “extend” such program, in which case Gilead will pay research extension fees and the Company will continue to collaborate with Gilead to discover and develop programs, potentially through early clinical development.

•        For up to five programs licensed by Gilead, the Company has the option to co-develop and co-promote the lead product in the U.S., subject to certain exceptions, and eligible to receive tiered royalties in the first decile on ex-U.S. sales.

The Company is eligible to receive up to $410.0 million per program in license, research extension, and clinical, regulatory, and commercial milestones.

The Gilead Agreement was accounted for as a modification of the 2018 Gilead Agreement under ASC 606 as both the scope and price of the contract were changed under the Gilead Agreement. The additional goods and services to be provided under the Gilead Agreement are not distinct from the combined performance obligation identified under the 2018 Gilead Agreement which was only partially satisfied at the date of contract modification. As such, the Company identified a single combined performance obligation under the Gilead Agreement consisting of the research services and continued participation on the joint steering committee during the research term. As a result, the Company’s progress towards completing its research services to Gilead over the seven-year term of the Amended Gilead Agreement was lower than its progress under the three-year term of the 2018 Gilead Agreement and a cumulative catch-up adjustment was recorded during the third quarter of 2020 resulting in a reduction of $11.3 million of revenue previously recognized through the date of the Gilead Agreement.

In December 2020, Gilead elected to extend a program for a research extension fee of $12.0 million. The Company determined that the additional goods and services relating to the continued research services were not distinct from the early-stage research services already promised to Gilead under the on-going research plan. Consideration pertaining to the research extension is paid to the Company in equal quarterly installment payments over an agreed upon payment schedule. Although future research installment payments are not payable in the event of scientific failure, the Company determined that the variable consideration of $12.0 million should not be constrained as the potential for a significant reversal of cumulative revenue recognized at the contract level is remote, and therefore the research extension consideration was added to the transaction price under the Gilead Agreement.

Gilead Revenue Recognized

The total transaction price allocated to the combined performance obligation under the Gilead Agreement was $187.0 million at March 31, 2021. The total transaction price was comprised of the $50.0 million upfront payment pursuant to the 2018 Gilead Agreement, the $125.0 million upfront payment pursuant to the Gilead Agreement, and the $12.0 million pursuant to the research extension fee in December 2020. During the three months ended March 31, 2021 and 2020, the Company recognized $6.4 million and $4.4 million, respectively, of revenue associated with the Gilead Agreements based on performance completed during each period. During the three months ended March 31, 2020, the Company recognized revenue of $0.3 million associated with the payments received in 2019 pursuant to the program license and Gilead Letter Agreement. The consideration allocated to the Gilead License was recognized upon delivery of the underlying license in 2019 as Gilead could benefit from the license on its own and the Gilead License was separately identifiable from the Gilead Letter Agreement research services.

TANGO THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

3.     Collaboration Agreements (cont.)

The Company reevaluates the transaction price and the total estimated costs expected to be incurred to satisfy the performance obligations at the end of each reporting period and as uncertain events, such as changes to the expected timing and cost of certain research and development activities that the Company is responsible for, are resolved or other changes in circumstances occur. As of March 31, 2021 and December 31, 2020, the Company had short-term deferred revenue of $25.7 million and $32.0 million, respectively, and long-term deferred revenue of $122.7 million and $120.8 million, respectively, related to the Gilead collaboration.

Amounts due to the Company that have not yet been received are recorded as accounts receivable and amounts received that have not yet been recognized as revenue are recorded as deferred revenue on the Company’s condensed consolidated balance sheet. As of March 31, 2021, $2.0 million of the total research extension fee amount of $12.0 million had been received, $2.0 million had been recorded as accounts receivable and the remaining $8.0 million was determined to be conditional upon the satisfaction of additional research obligations, and thus a contract asset. The contract asset balance is presented net of the deferred revenue contract liability.

Costs incurred pursuant to the Gilead Agreements are recorded as research and development expense.

4.     Fair Value Measurements

The following tables present information about the Company’s financial assets measured at fair value on a recurring basis:

	Fair Market Value Measurements as of March 31, 2021
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash equivalents:
Money market funds	$19,933	$—	$—	$19,933
U.S Treasury bills	—	5,810	—	5,810
Marketable debt securities:
U.S. Treasury bills	—	84,387	—	84,387
U.S. government agency bonds	—	56,732	—	56,732
Total assets	$19,933	$146,929	$—	$166,862
	Fair Market Value Measurements as of December 31, 2020
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash equivalents
Money market funds	$12,698	$—	$—	$12,698
U.S. Treasury bills	—	7,175	—	7,175
Marketable debt securities
U.S. Treasury bills	—	131,939	—	131,939
U.S. government agency bonds	—	30,000	—	30,000
Total assets	$12,698	$169,114	$—	$181,812

There were no transfers between fair value levels during the three months ended March 31, 2021.

TANGO THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

5.     Marketable Securities

The Company values its marketable securities using independent pricing services which normally derive security prices from recently reported trades for identical or similar securities, making adjustments based on significant observable transactions. At each balance sheet date, observable market inputs may include trade information, broker or dealer quotes, bids, offers or a combination of these data sources.

The following table summarizes the Company’s marketable debt securities, classified as available-for-sale:

	Fair Value Measurements as of March 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
	(in thousands)
Marketable debt securities:
U.S. Treasury bills	$84,368	$19	$—	$84,368
U.S. government agency bonds	56,719	13	—	56,732
	$141,087	$32	$—	$141,119
	Fair Value Measurements as of December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
	(in thousands)
Marketable debt securities:
U.S. Treasury bills	$131,927	$12	$—	$131,939
U.S. government agency bonds	29,995	5	—	30,000
	$161,922	$17	$—	$161,939

The Company holds investment grade marketable securities, and none were considered to be in an unrealized loss position as of March 31, 2021 and December 31, 2020. As a result, the Company did not record any reserves for credit losses related to its marketable debt securities during the periods then ended. Marketable securities include $0.1 million in accrued interest at March 31, 2021 and December 31, 2020.

6.     Supplemental Balance Sheet Information

Property and Equipment

Property and equipment, net as of March 31, 2021 and December 31, 2020 consists of the following:

	March 31, 2021	December 31, 2020
	(in thousands)
Laboratory equipment	$4,657	$4,580
Computer equipment	172	172
Computer software	125	125
Furniture and fixtures	459	384
Leasehold improvements	246	246
Construction in process	65	—
	5,724	5,507
Less: Accumulated depreciation	(1,887)	(1,684)
Property and equipment, net	$3,837	$3,823

Depreciation expense was $0.2 million for each of the three months ended March 31, 2021 and 2020.

TANGO THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

6.     Supplemental Balance Sheet Information (cont.)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of March 31, 2021 and December 31, 2020 include the following:

	March 31, 2021	December 31, 2020

	(in thousands)
Payroll and employee-related costs	$1,528	$2,652
Research and development costs	2,859	2,695
Other	1,370	793
Total accrued expenses and other current liabilities	$5,757	$6,140

Restricted Cash

As of both March 31, 2021 and March 31, 2020, the Company maintained a restricted cash balance of $2.3 million, all of which was related to security deposits associated with the Company’s facility leases. The cash will remain restricted in accordance with the lease agreements absent the event of a lease termination of modification. The reconciliation of cash and cash equivalents and restricted cash to amounts presented in the condensed consolidated statements of cash flows are as follows:

	March 31, 2021	March 31, 2020
	(in thousands)
Cash and cash equivalents	$65,791	$22,650
Restricted cash	2,279	2,279
Cash, cash equivalents and restricted cash	$68,070	$24,929

7.     Commitments and Contingencies

Research Collaboration Agreement

In September 2017, the Company entered into a Research Collaboration Agreement (the “HitGen Agreement”) with HitGen Ltd (“HitGen”). Under the terms of the HitGen Agreement, HitGen would use its DNA-encoded library technology to screen up to three targets and deliver to the Company the structures of certain compounds that bind to the targets. The Company would provide certain materials containing each target for purposes of the screen. The Company could have been obligated to make certain milestone payments. The Company and HitGen mutually agreed to terminate the HitGen Agreement in March 2021. No milestones were achieved or paid upon the termination of the agreement.

Guarantees

The Company enters into certain agreements with other parties in the ordinary course of business that contain indemnification provisions. These typically include agreements with directors and officers, business partners, contractors, landlords and clinical sites. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. However, to date the Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the estimated fair value of these obligations is minimal.

TANGO THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

7.     Commitments and Contingencies (cont.)

Litigation

The company, from time to time, may be party to litigation arising in the ordinary course of business. The company was not subject to any material legal proceedings as of March 31, 2021, and no material legal proceedings are currently pending or threatened.

8.     Redeemable Convertible Preferred Stock

In March 2017, the Company executed a stock purchase agreement to sell 55,000,000 shares of redeemable convertible series A preferred stock (“Series A”). This agreement was subsequently amended in July 2017 to increase the authorized capital to 55,700,000 shares of Series A. The Series A stock purchase agreement was structured to close in three tranches, each contingent upon the achievement of certain specified milestones.

Pursuant to the initial closing of the Series A stock purchase agreement, the Company issued an aggregate of 18,700,000 shares of Series A convertible preferred stock for $1.00 per share, resulting in net proceeds of $14.0 million after deducting $4.7 million related to the settlement of the convertible notes and accrued interest that were previously outstanding. During the year-ended December 31, 2018, the Company issued 26,000,000 additional shares of Series A preferred stock at a price of $1.00 per share upon the achievement of specified development milestones in connection with the second tranche of the Series A stock purchase agreement. Total proceeds from this issuance was $26.0 million. In January 2019, the Company issued 11,000,000 additional shares of Series A preferred stock at a price of $1.00 per share upon the achievement of specified development milestones in connection with the third tranche of the Series A stock purchase agreement. Total proceeds from this issuance was $11.0 million. The aggregate issuance costs associated with the issuance of all three tranches of Series A preferred stock was less than $0.1 million.

In April 2020, the Company executed a stock purchase agreement to sell shares of redeemable convertible series B preferred stock (“Series B”). The Series B stock purchase agreement allows for the issuance of up to 45,372,051 shares. In April 2020, the Company issued 22,686,025 shares of Series B at a price of $1.32 per share. Proceeds from this issuance totaled $29.8 million, net of $0.2 million in issuance costs. In March 2021, the Company sold 22,686,026 additional shares of Series B redeemable convertible preferred stock at a price of $1.32 per share upon the achievement of specified development milestones in connection with the second tranche of the Series B stock purchase agreement. Proceeds from this issuance totaled $30.0 million. Total issuance costs associated with the second tranche of the Series B preferred stock was less than $0.1 million.

In August 2020, the Company executed a stock purchase agreement to sell shares of redeemable convertible series B-1 preferred stock (“Series B-1”). The Series B-1 stock purchase agreement allows for the issuance of up to 27,152,255 shares. All 27,152,255 shares of Series B-1 were issued at a price of $1.89 per share in August 2020. Proceeds from this issuance was $51.1 million, net of $0.1 million in issuance costs.

As of March 31, 2021 and December 31, 2020, redeemable convertible preferred stock consisted of the following (in thousands, except share amounts):

	March 31, 2021
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion
Series A	55,700,000	55,700,000	$55,700	$55,700	55,700,000
Series B	45,372,050	45,372,050	59,751	60,000	45,372,050
Series B-1	27,152,255	27,152,255	51,083	51,182	27,152,255
	128,224,305	128,224,305	$166,534	$136,882	128,224,305

TANGO THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

8.     Redeemable Convertible Preferred Stock (cont.)

	December 31, 2020
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion
Series A	55,700,000	55,700,000	$55,700	$55,700	55,700,000
Series B	45,372,050	22,686,025	29,761	30,000	22,686,025
Series B-1	27,152,255	27,152,255	51,083	51,182	27,152,255
	128,224,305	105,538,280	$136,544	$136,882	105,538,280

The rights, preferences and privileges of the Company’s redeemable convertible preferred stock are as follows:

Par Value Per Share

The par value of all preferred stock is $0.001 per share.

Future Tranche Right Feature

The Company determined that the future tranche rights under the Series A and Series B preferred stock purchase agreements (the “future tranche rights”) did not meet the definition of freestanding financial instruments because, while separately exercisable, they were not legally detachable.

The future tranche rights were evaluated for any beneficial conversion features or embedded derivatives, including the conversion option, that could require bifurcation and receive separate accounting treatment. The Company determined that the embedded future tranche obligations did not require bifurcation for accounting purposes as they did not meet the definition of a derivative.

Voting Rights

The holders of the convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which each share of convertible preferred stock could be converted on the record date for the vote or consent of stockholders, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of the holders of common stock voting as a single class.

Liquidation

In the event of any liquidation event, deemed liquidation event, dissolution or winding up of the Company, the holders of preferred stock then outstanding shall receive a distribution prior to any distribution to the common holders, an amount equal to the greater of a) original issue price per share plus any noncumulative dividends declared but unpaid, or b) the amount per share that would have been owed had all preferred shares been converted into Common Stock immediately prior to the liquidation event. In the event that assets are insufficient to pay the full amount, distribution will be on a pro rata basis. After payment of all preferential amounts required to be paid to the preferred stockholders, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of common stock on a pro rata basis.

A deemed liquidation event is defined as either a merger or consolidation, or the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Company, unless the holders of a majority in voting power of the outstanding Preferred Stock elect otherwise by written notice sent to the Company at least ten days prior to the effective date of any such event.

TANGO THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

8.     Redeemable Convertible Preferred Stock (cont.)

Conversion

Each share of convertible preferred stock is convertible at the option of the holder into a specified number of shares of common stock based on a conversion ratio subject to adjustment under specified terms and conditions. The initial conversion price and conversion value of Series A convertible preferred stock is $1.00 per share. The initial conversion price and conversion value of Series B convertible preferred stock is $1.32 per share. The initial conversion price and conversion value of Series B-1 convertible preferred stock is $1.89 per share. Certain terms exist to protect the conversion rights of the holders of the convertible preferred stock in the event of the issuance of additional shares of common stock or a merger or reorganization of the Company.

In the event of a firm commitment underwritten public offering of the Company’s common stock with aggregate proceeds of at least $60.0 million and the Company’s common stock is listed on Nasdaq, all shares of convertible preferred stock will automatically be converted into shares of common stock at the then effective conversion rate.

Redemption

On or after March 31, 2023, upon the vote or written consent of the holders of the Series A, Series B, and Series B-1 preferred shares then outstanding, each preferred share shall be redeemed, to the extent permitted under law, for the price equal to the original issue price per share plus any noncumulative dividends declared but unpaid in three annual installments commencing no later than 60 days after receipt by the Company. Distributions shall be made out of sufficient funds legally available. Upon and after the date of redemption of preferred shares and payment in full by the Company for each redeemed preferred share, all rights of the holder of such shares, except the right to receive the redemption price without interest upon surrender of the certificates, would cease and terminate. All preferred shares acquired by the Company through redemption would be cancelled and eliminated from the pool of preferred shares authorized for the Company to issue.

9.     Stock-Based Compensation

The Company has a stock-based compensation plan under which stock options, restricted stock awards (“RSAs”), unrestricted stock awards, restricted stock units, or any combination of the forgoing may be granted to eligible employees, officers, directors, consultants, or other key persons who provide services to the Company. The Company recorded stock-based compensation expense in the following expense categories in its accompanying statements of operations:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Research and development	$460	$218
General and administrative	490	190
Total	$950	$408

TANGO THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

9.     Stock-Based Compensation (cont.)

Stock Option Activity

The following table summarizes the stock option activity of the Company’s 2017 Plan for the three months ended March 31, 2021:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
	(in years)
Options outstanding as of December 31, 2020	11,951,362	$0.64	8.58	$6,625,511
Granted	7,821,312	$1.37
Exercised	(895,093)	$0.50
Cancelled	(118,924)	$0.47
Options outstanding as of March 31, 2021	18,758,657	$0.95	9.06	$30,416,022
Options exercisable as of March 31, 2021	3,571,817	$0.53	7.92	$7,295,755

As of March 31, 2021, total unrecognized compensation expense related to stock options was $13.1 million, which the Company expects to recognize over a remaining weighted-average period of 3.2 years.

In May 2021, the Company granted options for the purchase of 805,000 common shares, at an exercise price of $3.42 per share, to employees and consultants of the Company. The aggregate grant-date fair value of these option grants was $1.8 million, which is expected to be recognized as share-based compensation expense over a weighted-average period of 3.8 years.

Restricted Stock Awards

During the three months ended March 31, 2021, 499,075 RSAs vested.

10.     Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Three Months Ended March 31,
	(in thousands, except per share data)
	2021	2020
Numerator:
Net loss	$(12,106)	$(7,914)
Net loss attributable to common stockholders – basic and diluted	(12,106)	(7,914)
Denominator:
Weighted-average common stock outstanding – basic and diluted	13,731,583	10,629,931
Net loss per share attributable to common stockholders – basic and diluted	$(0.88)	$(0.74)

TANGO THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

10.     Net Loss Per Share (cont.)

The Company’s potential dilutive securities, which include convertible preferred stock, common stock options and unvested restricted common stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Three Months Ended March 31,
	2021	2020
Convertible preferred stock (as converted to common stock)	128,224,305	55,700,000
Stock options to purchase common stock	18,758,657	8,982,181
Unvested restricted common stock	256,793	2,325,697
Total	147,239,755	67,007,878

11.     Income Taxes

During the three months ended March 31, 2021, the Company recorded an income tax provision of less than $0.1 million, representing an effective tax rate of -0.6%. The income tax provision is primarily attributable to taxable deferred revenue partially offset by the utilization of federal and state net operating losses and federal and state tax credits. There was no provision for income taxes for the three months ended March 31, 2020 because the Company historically incurred net operating losses and maintains a full valuation allowance against its deferred tax assets. The effective income tax rate for the three months ended March 31, 2021 and 2020 differed from the federal statutory rate primarily due to the valuation allowance maintained against the Company’s deferred tax assets.

12.     Subsequent Events

Waiver of Preferred Stock Redemption Rights

In April 2021, the holders of the Series A, Series B and Series B-1 redeemable preferred stock irrevocably waived their right to redeem any shares of Preferred Stock until March 31, 2023.

Gilead Collaboration

In April 2021, Gilead licensed a program for an additional $11.0 million fee. The $11.0 million license fee was received in May 2021 and will be recognized as revenue in the second quarter of 2021 since Gilead can benefit from the license on its own and the license is separately identifiable from the research services.

Merger with BCTG Acquisition Corporation

On April 13, 2021, the Company and BCTG Acquisition Corp. (“BCTG”) signed a definitive merger agreement, which will result in BCTG acquiring 100% of the Company’s issued and outstanding equity securities. The proposed merger will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under the reverse recapitalization model, the Business Combination will be treated as Tango issuing equity for the net assets of BCTG, with no goodwill or intangible assets recorded. Under this method of accounting, BCTG will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the merger, the Company’s stockholders are expected to have a majority of the voting power of the combined company, the Company will comprise all of the ongoing operations of the combined entity, the Company

TANGO THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

12.     Subsequent Events (cont.)

will comprise a majority of the governing body of the combined company, and the Company’s senior management will comprise all of the senior management of the combined company. As a result of the proposed merger, BCTG will be renamed Tango Therapeutics, Inc. The boards of directors of both BCTG and Tango have approved the proposed merger transaction.

BCTG is expected to receive net proceeds of approximately $156.9 million upon the closing of the proposed merger transaction, assuming no redemptions are affected by stockholders of BCTG, and will operate under the current Tango management team upon the closing of the proposed merger. In connection with the proposed merger, BCTG has entered into agreements with existing and new investors to subscribe for and purchase an aggregate of 18.6 million shares of its common stock (the “PIPE Financing”) that will result in net proceeds of an additional $179.7 million upon the closing of the PIPE Financing. The closing of the proposed merger is a precondition to the PIPE Financing.

Subject to the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), each share of the Company’s redeemable convertible preferred stock “Preferred Stock” issued and outstanding immediately prior to the Effective Time shall be converted into a share of the Company’s common stock. At the Effective Time, each option to purchase the Company’s common stock shall become an option, respectively, to purchase shares of common stock of the surviving entity, subject to adjustment in accordance with the exchange ratio. Completion of the PIPE Financing and proposed merger transactions is subject to approval of BCTG stockholders and the satisfaction or waiver of certain other customary closing conditions. The approval from BCTG stockholders is expected in the third quarter of 2021.

In connection with the preparation of the consolidated financial statements, the Company evaluated the events subsequent to the balance sheet date of March 31, 2021 through June 17, 2021, the date the unaudited condensed consolidated financial statements were available for issuance, and determined that all material transactions have been recorded and disclosed.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tango Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tango Therapeutics, Inc. and its subsidiary (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit, and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and December 31, 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

April 12, 2021

We have served as the Company’s auditor since 2017.

TANGO THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$28,381	$22,889
Marketable securities	161,939	17,536
Accounts receivable	2,000	—
Prepaid expenses and other current assets	1,312	1,231
Total current assets	193,632	41,656
Property and equipment, net	3,823	3,442
Operating lease right-of-use assets	7,480	8,387
Restricted cash	2,279	2,279
Other assets	38	—
Total assets	$207,252	$55,764

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,841	$670
Accrued expenses and other current liabilities	6,140	4,932
Operating lease liabilities	959	655
Deferred revenue	31,977	19,594
Total current liabilities	40,917	25,851
Operating lease liabilities, net of current portion	6,925	7,884
Deferred revenue, net of current portion	120,805	14,106
Other long-term liabilities	5	18
Total liabilities	168,652	47,859
Commitments and contingencies (Note 8)
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.001 par value, 55,700,000 shares authorized, issued, and outstanding at December 31, 2020 and 2019, respectively; liquidation preferences of $55,700 at December 31, 2020 and 2019, respectively	55,700	55,700
Series B redeemable convertible preferred stock, $0.001 par value, 45,372,051 and 0 shares authorized at December 31, 2020 and 2019, respectively; 22,686,025 and 0 shares issued and outstanding at December 31, 2020 and December 31, 2019, respectively; liquidation preferences of $30,000 and $0 at December 31, 2020 and 2019, respectively	29,761	—
Series B-1 redeemable convertible preferred stock, $0.001 par value, 27,152,255 and 0 shares authorized, issued, and outstanding at December 31, 2020 and 2019, respectively; liquidation preferences of $51,182 and $0 at December 31, 2020 and 2019, respectively	51,083	—
Stockholders’ deficit:
Common stock, $0.001 par value; 166,000,000 and 80,800,000 shares authorized at December 31, 2020 and December 31, 2019, respectively; 13,301,649 and 13,334,856 shares issued and outstanding as of December 31, 2020 and 2019, respectively	13	13
Additional paid-in capital	5,127	3,311
Accumulated other comprehensive income	17	10
Accumulated deficit	(103,101)	(51,129)
Total stockholders’ deficit	(97,944)	(47,795)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$207,252	$55,764

The accompanying notes are an integral part of the consolidated financial statements.

TANGO THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

	Year Ended December 31,
	2020	2019
Collaboration revenue	$7,656	$24,649
Operating expenses:
Research and development	49,991	32,274
General and administrative	9,865	7,537
Total operating expenses	59,856	39,811
Loss from operations	(52,200)	(15,162)
Other income:
Interest income	108	684
Other income, net	120	383
Total other income, net	228	1,067
Net loss	$(51,972)	$(14,095)
Net loss per common share – basic and diluted	$(4.53)	$(1.57)
Weighted average number of common shares outstanding – basic and diluted	11,461,011	8,985,710

Net loss	$(51,972)	$(14,095)
Other comprehensive income:
Unrealized gain on marketable securities	7	17
Comprehensive loss	$(51,965)	$(14,078)

The accompanying notes are an integral part of the consolidated financial statements.

TANGO THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Redeemable Convertible Preferred Stock						Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Series A		Series B		Series B-1
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2018	44,700,000	$44,700	—	$—	—	$—	14,522,360	$14	$1,601	$(7)	$(37,034)	$(35,426)
Issuance of Series A redeemable convertible preferred stock	11,000,000	11,000	—	—	—	—	—	—	—	—	—	—
Vesting of restricted common stock awards	—	—	—	—	—	—	—	—	15	—	—	15
Repurchases of restricted common stock awards	—	—	—	—	—	—	(1,187,504)	(1)	1	—	—	—
Stock based compensation expense	—	—	—	—	—	—	—	—	1,694	—	—	1,694
Other comprehensive income	—	—	—	—	—	—	—	—	—	17	—	17
Net loss	—	—	—	—	—	—	—	—	—	—	(14,095)	(14,095)
Balance at December 31, 2019	55,700,000	55,700	—	—	—	—	13,334,856	13	3,311	10	(51,129)	(47,795)

Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $0.2 million	—	—	22,686,025	29,761	—	—	—	—	—	—	—	—
Issuance of Series B-1 redeemable convertible preferred stock, net of issuance costs of $0.1 million	—	—	—	—	27,152,255	51,083	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	81,870	—	40	—	—	40
Vesting of restricted common stock awards	—	—	—	—	—	—	—	—	12	—	—	12
Repurchases of restricted common stock awards	—	—	—	—	—	—	(115,077)	—	—	—	—	—
Stock based compensation expense	—	—	—	—	—	—	—	—	1,764	—	—	1,764
Other comprehensive income	—	—	—	—	—	—	—	—	—	7	—	7
Net loss	—	—	—	—	—	—	—	—	—	—	(51,972)	(51,972)
Balance at December 31, 2020	55,700,000	$55,700	22,686,025	$29,761	27,152,255	$51,083	13,301,649	$13	$5,127	$17	$(103,101)	$(97,944)

The accompanying notes are an integral part of the consolidated financial statements.

TANGO THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2020	2019
Cash flows from operating activities
Net loss	$(51,972)	$(14,095)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	718	643
Noncash operating lease expense	907	831
Stock-based compensation	1,764	1,694
Other, net	(17)	(347)
Changes in operating assets and liabilities:
Accounts receivable	(2,000)	—
Prepaid expenses and other current assets	(119)	(590)
Accounts payable	1,171	(976)
Accrued expenses and other liabilities	1,196	2,964
Operating lease liabilities	(655)	(678)
Deferred revenue	119,081	(14,249)
Net cash provided by (used in) operating activities	70,074	(24,803)
Cash flows from investing activities
Purchase of property and equipment	(1,106)	(1,817)
Sales and maturities of marketable securities	63,220	35,246
Purchases of marketable securities	(207,540)	(32,581)
Other	(40)	—
Net cash (used in) provided by investing activities	(145,466)	848
Cash flows from financing activities
Proceeds from issuance of preferred stock, net of issuance costs of $0.3 million and $0 during the periods ended December 31, 2020 and 2019, respectively	80,844	11,000
Proceeds from issuance of common stock upon exercise of stock options	40	—
Net cash provided by financing activities	80,884	11,000
Net change in cash, cash equivalents and restricted cash	5,492	(12,955)
Cash, cash equivalents and restricted cash, beginning of period	25,168	38,123
Cash, cash equivalents and restricted cash, end of period	$30,660	$25,168

Supplemental cash flow information:
Cash paid for leases	$1,782	$1,735

Supplemental disclosure of noncash investing and financing activity:
Purchases of property and equipment included in accounts payable and accrued expenses	$29	$—

The accompanying notes are an integral part of the consolidated financial statements.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of the Business and Basis of Presentation

Tango Therapeutics, Inc (“Tango” or the “Company”) is a precision oncology company committed to the discovery and development of novel new drugs in defined patient populations with high unmet medical need.

The Company is subject to risks common to early-stage companies in the biotechnology industry. Principal among these risks are the uncertainties of the development process, development of the same or similar technological innovations by competitors, protection of proprietary technology, dependence on key personnel, compliance with government regulations and approval requirements, and the need to obtain additional financing to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical, clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure, and extensive compliance-reporting capabilities. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s technology will be obtained, that any products developed will obtain necessary government regulatory approval, or that any approved products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales. If the Company fails to become profitable or is unable to sustain profitability on a continuing basis, then the Company may be unable to continue its operations at planned levels and be forced to reduce or terminate its operations. The Company expects to incur substantial operating losses and negative cash flows from operations for the foreseeable future.

Since inception, the Company has generated recurring net losses, including a net loss of $52.0 million and $14.1 million for the years ended December 31, 2020 and 2019, respectively. The Company had an accumulated deficit of $103.1 million and $51.1 million as of December 31, 2020 and 2019, respectively. Since inception and through the issuance date of these consolidated financial statements, the Company has raised an aggregate of approximately $166.9 million of gross proceeds from the sale of preferred shares.

The Company expects operating losses and negative cash flows from operations to continue for the foreseeable future as it continues to develop, manufacture and commercialize its products. As of April 12, 2021, the issuance date of the consolidated financial statements for the year ended December 31, 2020, the Company expected that its cash, cash equivalents and marketable securities, and the $30.0 of additional proceeds from the closing of the second tranche of the Series B convertible preferred stock purchase agreement (see Note 14) received in March 2021, will be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the issuance date of the annual consolidated financial statements. The future viability of the Company beyond that point may be dependent on its ability to raise additional capital to finance its operations.

The Company may seek additional funding in the future, from one or more equity or debt financings, collaborations, or other sources, in order to carry out all of its planned research and development and commercialization activities. However, there is no assurance that the Company will be able to obtain additional funding under acceptable terms, if at all. If the Company is unable to obtain additional financing, the Company may be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects.

Merger with BCTG Acquisition Corporation (Unaudited)

On April 13, 2021, the Company and BCTG Acquisition Corp. (“BCTG”) signed a definitive merger agreement, which will result in BCTG acquiring 100% of the Company’s issued and outstanding equity securities. The proposed merger will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under the reverse recapitalization model, the Business Combination will be treated as Tango issuing equity for the net assets of BCTG, with no goodwill or intangible assets recorded. Under this method of accounting, BCTG will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the merger, the Company’s stockholders are expected to have a majority of the voting power of the combined company, the Company will comprise all of the ongoing operations of the combined entity, the Company will comprise a majority of the governing body of the combined company, and the Company’s senior management

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of the Business and Basis of Presentation (cont.)

will comprise all of the senior management of the combined company. As a result of the proposed merger, BCTG will be renamed Tango Therapeutics, Inc. The boards of directors of both BCTG and Tango have approved the proposed merger transaction.

BCTG is expected to receive net proceeds of approximately $156.9 million upon the closing of the proposed merger transaction, assuming no redemptions are affected by stockholders of BCTG, and will operate under the current Tango management team upon the closing of the proposed merger. In connection with the proposed merger, BCTG has entered into agreements with existing and new investors to subscribe for and purchase an aggregate of 18.6 million shares of its common stock (the “PIPE Financing”) that will result in net proceeds of an additional $179.7 million upon the closing of the PIPE Financing. The closing of the proposed merger is a precondition to the PIPE Financing.

Subject to the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), each share of the Company’s redeemable convertible preferred stock “Preferred Stock” issued and outstanding immediately prior to the Effective Time shall be converted into a share of the Company’s common stock. At the Effective Time, each option to purchase the Company’s common stock shall become an option, respectively, to purchase shares of common stock of the surviving entity, subject to adjustment in accordance with the exchange ratio. Completion of the PIPE Financing and proposed merger transactions is subject to approval of BCTG stockholders and the satisfaction or waiver of certain other customary closing conditions. The approval from BCTG stockholders is expected in the third quarter of 2021.

Impact of COVID-19

At the end of 2019, a novel strain of a virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes COVID-19 has spread to most countries across the world, including all 50 states within the U.S., including Cambridge, Massachusetts, where the Company’s primary office and laboratory space is located. The coronavirus pandemic led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The extent to which the coronavirus impacts the Company’s operations or those of its third-party partners, including preclinical studies or clinical trial operations, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The continued spread of COVID-19 globally could adversely impact the Company’s preclinical or clinical trial operations in the U.S., including it’s ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography.

The Company is monitoring the potential impact of the COVID-19 pandemic on its business and financial statements. To date, COVID-19 has not had a material impact on operations, and the Company has not incurred significant delays related to its research and development programs. Additionally, the Company has not incurred impairment losses in the carrying values of its assets as a result of the pandemic and it is not aware of any specific related event or circumstance that would require it to revise its estimates reflected in these consolidated financial statements. The extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations, financial condition and liquidity, including research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, and the duration and intensity of the related effects.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of the Business and Basis of Presentation (cont.)

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements reflect the operations of Tango and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated. The functional and reporting currency of the Company and its subsidiary is the U.S. dollar.

2.     Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements requires that the Company make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity, revenues and expenses and related disclosure of contingent assets and liabilities. Significant estimates and assumptions made in the consolidated financial statements include, but are not limited to, the revenue recognized from collaboration agreements, the valuation of common shares and stock-based awards and the accrual for research and development expenses. On an ongoing basis, the Company evaluates its estimates, judgments and methodologies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenues and expenses. As of the date of issuance of these consolidated financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update estimates, judgments or revise the carrying value of any assets or liabilities related to COVID-19. Actual results may differ from these estimates under different assumptions or conditions. Changes in estimates are reflected in reported results in the period in which they become known.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in one operating segment, the business of discovering and developing precision oncology therapies.

Cash Equivalents

All highly liquid marketable securities purchased with an original maturity date of 90 days or less at the date of purchase are considered to be cash equivalents. Cash equivalents consisted of money market funds and U.S Treasury bills as of December 31, 2020 and 2019.

Investments in Marketable Securities

Marketable debt securities consist of investments with original maturities greater than 90 days. The Company classifies its investments with maturities beyond one year as short-term, based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. The Company considers its investment portfolio of marketable securities to be available-for-sale. Accordingly, these investments are recorded at fair value, which is based on quoted market prices. Unrealized gains and losses are reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity (deficit). Amortization and accretion of premiums and discounts are recorded in interest income. Realized gains and losses and declines in value determined to be other than temporary are based on the specific identification method and are included as a component of other income, net in the consolidated statements of operations.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

The Company evaluates its investments with unrealized losses for impairment. When assessing investments for unrealized declines in value, the Company considers whether the decline in value is related to a credit loss or non-credit loss. For credit losses, the Company reduces the investment to fair value through an allowance for credit losses recorded to the balance sheet and corresponding charge to the statement of operations. The allowance for credit losses and corresponding impairment charge is adjusted each period for changes in fair value. For non-credit losses, the Company reduces the investment to fair value through a charge to the statement of comprehensive loss, reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity. No such credit losses were recorded during the periods presented.

Prior to the early adoption of ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, on January 1, 2020, the Company evaluated its investments with unrealized losses for other-than-temporary impairment. If any adjustment to fair value reflected a decline in the value of the investment that the Company considered to be “other than temporary,” the Company would reduce the investment to fair value through a charge to the consolidated statements of operations.

Fair Value Measurements

The accounting standard for fair value measurements defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and requires certain disclosures about fair value measurements. Under this standard, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•        Level 1 — Fair values are determined utilizing prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

•        Level 2 — Fair values are determined by utilizing quoted prices for identical or similar assets and liabilities in active markets or other market observable inputs such as interest rates, yield curves, and foreign currency spot rates.

•        Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The fair value of the Company’s cash equivalents and marketable securities are determined according to the fair value hierarchy described above (see Note 4). The carrying values of the Company’s accounts receivable, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

Concentration of Credit Risk and Significant Suppliers

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash, cash equivalents and marketable debt securities. The Company’s cash, cash equivalent and marketable securities balances are held by major financial institutions that management believes to be creditworthy. The Company uses multiple financial institutions to limit the amount of credit exposure to any one financial institution. Substantially all the Company’s cash, cash equivalent and marketable debt securities were invested in money market funds, U.S. Treasury bills, and U.S. government agency bonds at December 31, 2020 and 2019. At times, the Company’s cash deposits may exceed the amount of federal insurance provided on such deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk beyond the normal credit risk associated with commercial banking relationships.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

The Company relies, and expects to continue to rely, on a small number of vendors to perform research activities that continue to progress its product candidates for its development programs. These programs could be adversely affected by a significant interruption in the related processes of these vendors.

Restricted Cash

Cash accounts with any type of restriction are considered restricted cash and are classified on the balance sheet based on the length of the restrictive obligation. As of both December 31, 2020 and 2019, the Company recorded restricted cash of $2.3 million, all of which was related to security deposits associated with the Company’s facility leases in Boston, Massachusetts and Cambridge, Massachusetts, and is recorded as long term in its balance sheet because the deposit is required for the duration of the lease which is greater than a year.

The reconciliation of cash and cash equivalents and restricted cash to amounts presented in the consolidated statements of cash flows are as follows:

	December 31,
	2020	2019
	(in thousands)
Cash and cash equivalents	$28,381	$22,889
Restricted cash	2,279	2,279
Cash, cash equivalents and restricted cash	$30,660	$25,168

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful lives of each asset. Estimated useful lives are periodically assessed to determine if changes are appropriate. The estimated useful lives of the Company’s property and equipment are as follows:

Asset	Estimated useful life
Computer equipment	3 years
Computer software	5 years
Office equipment	5 years
Furniture and fixtures	7 years
Laboratory equipment	7 years
Leasehold improvements	Shorter of remaining lease term or 10 years

The Company reviews long-lived assets, such as property and equipment, for impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. If indicators of impairment are present, the assets are tested for recoverability by comparing the carrying amount of the assets to the related estimated future undiscounted cash flows that the assets are expected to generate. If the expected cash flows are less than the carrying value of the asset group, then the asset group is considered to be impaired and its carrying value is written down to fair value, based on the related estimated discounted future cash flows. To date, no such impairment losses have been recorded.

Costs for assets not yet placed into service are capitalized as construction-in-progress and depreciated or amortized in accordance with the above useful lives once placed into service. Upon retirement or sale, the related cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations. Repairs and maintenance costs are expensed as incurred.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

Operating Leases

The Company accounts for leases in accordance with ASC Topic 842, Leases, which it early adopted on January 1, 2018.

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on specific facts and circumstances and the existence of an identified asset(s), if any, and its control over the use of the identified asset(s), if applicable. Upon lease commencement, operating lease liabilities and their corresponding right-of-use assets are recorded on the balance sheet based at the present value of lease payments over the expected lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized over the expected term on a straight-line basis.

Lease payments are discounted at the lease commencement date using the interest rate implicit in the lease contract. As this rate is typically not readily determinable, the Company determines an incremental borrowing rate that is used to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Certain prospective adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received.

The Company elected to account for lease and non-lease components as a single lease component, however non-lease components that are variable, such as common area maintenance and utilities, are generally paid separately from rent based on actual costs incurred and therefore are not included in the right-of-use asset and operating lease liability and are reflected as an expense in the period incurred. The Company’s lease terms often include renewal options. The amounts determined for the Company’s right-of-use assets and lease liabilities generally do not assume that any renewal options or any early-termination provisions, if any, are exercised, unless it is reasonably certain that the Company will exercise such options.

Revenue Recognition

At contract inception, the Company assesses whether the collaboration arrangements are within the scope of ASC Topic 808, Collaborative Arrangements, or ASC 808, to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed based on the responsibilities of all parties in the arrangement. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, the Company first determines which elements of the arrangement are within the scope of ASC 808 and which elements are within the scope of ASC 606. For elements of collaboration arrangements that are accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently, either by analogy to authoritative accounting literature or by applying a reasonable and rational policy election. To date, the Company has not entered into any arrangements within the scope of ASC 808.

The Company’s revenues are generated through its license and collaboration agreements with Gilead. Refer to Note 3, “Collaboration Agreements.”

Effective January 1, 2017, the Company early adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), and related amendments using the retrospective transition method, which had no impact on the Company’s financial statements. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. ASC 606 provides a five-step framework whereby revenue is recognized when control of promised goods or services is transferred to a customer at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) performance obligations are satisfied. The Company only applies this framework to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services until a distinct bundle is identified. The Company then allocates the transaction price (that is, the amount of consideration the Company expects to be entitled to from a customer in exchange for the promised goods or services) to each performance obligation and recognizes the associated revenue when (or as) each performance obligation is satisfied. The Company’s estimate of the transaction price for each contract includes all variable consideration to which the Company expects to be entitled, subject to the constraint on variable consideration. Variable consideration is not constrained if the potential reversal of cumulative revenue recognized at the contract level is not significant.

In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under active agreements, the Company must use its judgment to determine: (a) the number of performance obligations based on the determination under step (ii) above; (b) the transaction price under step (iii) above; (c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above; and (d) the contract term and pattern of satisfaction of the performance obligations under step (v) above. The Company uses judgment to determine whether milestones or other variable consideration, except for royalties, should be included in the transaction price as described further below. The transaction price is allocated to the identified performance obligations on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. In certain instances, the timing of satisfying these obligations can be difficult to estimate. Accordingly, the Company’s estimates may change in the future and those changes could be material. Such changes to estimates would result in a change in amounts of revenue recognized. If these estimates and judgments change over the course of these agreements, it may affect the timing and amount of revenue that the Company recognizes and records in future periods.

Amounts due to the Company for satisfying the revenue recognition criteria or that are contractually due based upon the terms of the collaboration agreements are recorded as accounts receivable in the Company’s consolidated balance sheet. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the Company’s consolidated balance sheets. Amounts expected to be recognized as revenue within the one year following the balance sheet date are classified as current deferred revenue. Amounts not expected to be recognized as revenue within the one year following the balance sheet date are classified as deferred revenue, net of current portion. Amounts recognized as revenue, but not yet received or invoiced are generally recognized as contract assets.

Exclusive License Rights — If the license to the Company’s intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, which generally include research and development services, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a license is distinct from the other promises, the Company considers relevant facts and circumstances of each arrangement, including the research and development capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the collaboration partner can benefit from the license for its intended purpose without the receipt of the remaining promises, whether the value of the license is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises and whether it is separately identifiable from the remaining promises. For licenses that are combined with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation and whether the license is the predominant promise within the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. If the license is the predominant promise, and it is determined that the license represents functional intellectual

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

property (“IP”), revenue is recognized at the point in time when control of the license is transferred. If it is determined that the license does not represent functional IP, revenue is recognized over time using an appropriate method of measuring progress.

Research and Development Services — The obligations under the Company’s collaboration agreements may include research and development services to be performed by the Company to benefit the collaboration partner. For performance obligations that include research and development services, the Company generally recognizes revenue allocated to such performance obligations based on an appropriate measure of progress. The Company utilizes judgment to determine the appropriate method of measuring progress for purposes of recognizing revenue, which is generally an input measure such as costs incurred. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. The measure of progress, and thereby periods of which revenue should be recognized, are subject to estimates by management and may change over the course of the contract. Reimbursements from the partner that are the result of a collaborative relationship with the partner, instead of a customer relationship, such as co-development activities, are recorded as a reduction to research and development expense. No collaborative arrangements existed that would result in such reimbursements for the periods presented.

Customer Options — The Company’s arrangements may provide a collaborator with the right to acquire additional goods or services in the future. Under these agreements, fees may be due to the Company (i) upon the exercise of the customer option or (ii) in equal installment payments over an agreed upon period. If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the additional goods and services underlying the customer options are evaluated in order to determine if these additional goods or services are distinct from those included as a performance obligation at the outset of the arrangement. If the additional services are not determined to be distinct, the variable consideration pertaining to the customer option is added to the initial transaction price at the time in which the option exercise becomes probable, so long as a potential for reversal of cumulative revenue recognized at the contract level is not significant. Any such adjustments to the transaction price are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. If the additional services are distinct, the Company evaluates the customer options for material rights, or options to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the inception of the arrangement. The Company allocates the transaction price to material rights based on the relative stand-alone selling price, which is determined based on the identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised or expires.

Milestone Payments — At the inception of an arrangement that includes development milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant reversal of cumulative revenue recognized would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. If a milestone or other variable consideration relates specifically to the Company’s efforts to satisfy a single performance obligation or to a specific outcome from satisfying the performance obligation, the Company generally allocates the milestone amount entirely to that performance obligation once it is probable that a significant revenue reversal would not occur.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

Royalties — For arrangements that include sales-based royalties, including milestone payments based on a level of sales, where the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from licensing agreements.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research programs, including the cost of salaries, employee benefits, stock-based compensation expense, materials, supplies, depreciation on and maintenance of research equipment, the cost of services provided by outside contractors to conduct research and development activities and the allocable portions of facility costs, such as rent, utilities, and general support services. All costs incurred to fulfill the Company’s obligations under the collaboration with Gilead are classified as research and development expenses. All costs associated with research and development are expensed as incurred.

Management estimates the Company’s accrued research and development expenses as of each balance sheet date in the Company’s financial statements based on facts and circumstances known to the Company at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly. Nonrefundable advance payments for goods and services are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock-Based Compensation

The Company measures the cost of employee services received in exchange for stock-based awards based on the grant-date fair value of the awards. The Company calculates the fair value of restricted stock awards based on the grant date fair value of the underlying common stock. The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the awards for service-based awards, which is generally the vesting period. The Company recognizes stock-based compensation for performance-based awards when the underlying performance conditions are considered probable of occurrence and recognizes the cumulative effect of current and prior period changes in the period of change. The Company also has the right and option to repurchase an individual’s shares of common stock or vested stock options to acquire common stock subsequent to employment termination.

The fair value of common stock underlying stock-based awards is based on an estimate at each grant date. The valuation provided by the board of directors is derived from a recommendation by an unrelated third-party valuation firm. The Company determines the estimated per share fair value of its common stock at various dates considering contemporaneous and retrospective valuations that incorporate objective and subjective factors, including actual and forecasted financial results, market conditions and performance of comparable publicly traded companies, developments and milestones of the Company, the rights and preferences of common and redeemable convertible preferred stock, advice from the third-party valuation specialists, and transactions involving the Company’s stock. The estimated per share fair value of the Company’s common stock is determined in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The fair value of each restricted common stock award is estimated on the date of grant based on the fair value of the Company’s common stock on that same date. The fair value of each stock option grant is determined using assumptions discussed below.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

Expected Term:    The expected term of the stock options is estimated using the “simplified method,” as prescribed in SEC’s Staff Accounting Bulletin (SAB) No. 107, as the Company has no historical information from which to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The simplified method is the midpoint between the vesting period and the contractual term of the option.

Expected Volatility:    Since there is limited historical data for the Company’s common stock and limited company-specific historical volatility, the Company has determined the share price volatility for options granted based on an analysis of the volatility used by a peer group of publicly traded companies. In evaluating similarity, the Company considers factors such as industry, stage of life cycle and size.

Risk-free Interest Rate:    The risk-free rate is based on the U.S. Treasury yield curve commensurate with the expected life of the option.

Dividend Rate:    The expected dividend was assumed to be zero as the Company has never paid dividends and has no current plans to do so.

The assumptions used in estimating the fair value of stock-based awards represent management’s estimate and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Stock-based compensation is classified in the accompanying consolidated statements of operations and comprehensive loss based on the function to which the related services are provided. Forfeitures are accounted for as they occur. Any consideration paid by employees on exercising stock options and the corresponding portion previously credited to additional paid-in capital are credited to share capital.

Classification of Convertible Preferred Shares

The Company’s convertible preferred shares are classified outside of stockholders’ deficit because the holders of such shares have liquidation rights in the event of a deemed liquidation that, in certain situations, are not solely within the control of the Company. Further, the Company’s convertible preferred shares are redeemable at the option of the holder after March 2023. The Company records convertible preferred shares at fair value upon issuance, net of any issuance costs or discounts.

Share Issuance Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction to the carrying value of the preferred exchangeable shares or convertible preferred shares or in shareholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should an in-process equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. As of December 31, 2020 and 2019, the Company had no deferred offering costs.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

deferred tax assets and liabilities of a change in tax rates is recognized in income in the period corresponding to the enactment date. A valuation allowance is established when it is more likely than not that all or some portion of the deferred tax assets will not be realized through generating sufficient future taxable income.

The Company assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not such tax position will be sustained on examination by the taxing authorities, based solely on the technical merits of the respective tax position. The tax benefits recognized in the financial statements from such a tax position should be measured based on the largest benefit having a more likely than not likelihood of being realized upon ultimate settlement with the tax authority. The recognition and measurement of tax benefits requires significant judgments that are subject to change as new information becomes available.

Penalties and interest expense related to income taxes are included as components of income tax expense and interest expense, respectively, as necessary.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. The Company’s only element of other comprehensive loss for the years ended December 31, 2020 and 2019 was unrealized gains on investments in marketable securities.

Net Loss Per Share

Basic net loss per share attributable to common stockholders is computed by dividing net loss by the weighted-average number of shares of common shares outstanding during each reporting period. The weighted-average number of shares of common stock outstanding used in the basic net loss per share calculation does not include unvested restricted stock awards as these instruments are considered contingently issuable shares until they vest. Diluted net loss per share attributable to common stockholders includes the effect, if any, from the potential exercise or conversion of securities, such as convertible preferred stock and stock options, which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive. The Company’s convertible preferred stock and unvested restricted stock entitles the holder to participate in dividends and earnings of the Company, and, if the Company were to recognize net income, it would apply the two-class method to calculate earnings per share. The two-class method is not applicable during periods with a net loss, as the holders of the convertible preferred stock and unvested restricted stock have no obligation to fund losses.

The two-class method of computing net loss per share would be applicable in a reporting period that resulted in a net income position, as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

Emerging Growth Company Status (Unaudited)

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, its consolidated financial statements may not be comparable to companies that comply with public company effective dates. The Company may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of an initial public offering or such earlier time that it is no longer an emerging growth company. However, the Company has not yet delayed the adoption of any new accounting standards.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The standard amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. For available-for-sale debt securities, entities are required to recognize an allowance for credit losses rather than a reduction in carrying value of the asset. Entities are no longer permitted to consider the length of time that fair value has been less than amortized cost when evaluating when credit losses should be recognized. For public entities, the guidance was effective for annual reporting periods beginning after December 15, 2019 and for interim periods within those fiscal years. Early adoption was permitted. The Company early adopted this standard as of January 1, 2020 on a prospective basis. The adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement. The amendments become effective for the Company’s fiscal year beginning January 1, 2020. Early adoption of the amendments in full or only the provisions that eliminate or modify the disclosure requirements for fair value measurements is permitted. Adoption of this standard on January 1, 2020 did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The new standard requires a customer in a cloud computing arrangement to determine which implementation costs to capitalize as assets or expense as incurred. Capitalized implementation costs related to a hosting arrangement that is a service contract will be amortized over the term of the hosting arrangement, beginning when the module or component of the hosting arrangement is ready for its intended use. The new standard became effective for the Company’s fiscal year beginning January 1, 2020. Early adoption was permitted. The early adoption of this standard on January 1, 2020 did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, (“ASC 740”). The ASU enhances and simplifies various aspects of the income tax accounting guidance in ASC 740, including requirements related to hybrid tax regimes, the tax basis step-up in goodwill obtained in a transaction

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

that is not a business combination, separate financial statements of entities not subject to tax, the intra-period tax allocation exception to the incremental approach, ownership changes in investments, changes from a subsidiary to an equity method investment, interim-period accounting for enacted changes in tax law, and the year-to-date loss limitation in interim-period tax accounting. This guidance is effective for the Company for annual and interim periods beginning after December 31, 2020; however, early adoption is permitted. The adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815 — 40). The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company elected to early adopt this guidance on January 1, 2021. Adoption of the ASU 2020-06 guidance as of January 1, 2021 has no impact on its consolidated financial statements for the year ended December 31, 2020. The Company issued the second tranche of its redeemable convertible Series B preferred stock in March 2021 at an original issue price of $1.32 per share, which would have resulted in the recognition of a beneficial conversion feature of $28.4 million prior to the adoption of ASU 2020-06. As such, the adoption of this guidance is expected to have a material impact on the Company’s financial statements for the year ending December 31, 2021.

From time to time, new account pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that recently issued standards that are not yet effective will not have a material impact on the Company’s consolidated financial statements.

3.     Collaboration Agreements

2018 Gilead Agreement

In October 2018, the Company entered into a Research Collaboration and License Agreement (the “2018 Gilead Agreement”) with Gilead Sciences, Inc. (“Gilead”). Pursuant to the 2018 Gilead Agreement, the Company performed target discovery and validation activities in accordance with an agreed-upon a multi-year research plan. During the initial three-year research term, Gilead had the option to obtain exclusive, worldwide licenses to develop and commercialize up to five validated programs (“Gilead Program License”).

In 2018, Gilead paid the Company a $50.0 million non-refundable upfront payment upon the execution of the 2018 Gilead Agreement. The Company was eligible to receive milestone payments of up to $1.7 billion across all programs and up to low double-digit tiered percentage royalties on future sales of commercialized products, if any. For up to two programs licensed by Gilead, the Company had the option to co-develop and co-promote certain programs licensed by Gilead in the U.S. and was eligible to receive milestone payments and royalties on ex-U.S. sales.

The Company assessed this arrangement in accordance with ASC 606 and concluded that the contract counterparty, Gilead, was a customer. The Company identified a single performance obligation under the arrangement consisting of the combination of participating on the joint steering committee and the research and development services provided during the research term. The identified promises were determined to not be individually distinct due to the specialized nature of the early-stage research services to be provided by the Company and the interdependent relationship between the promises. The Company determined that the option for Gilead to extend the term of the arrangement was not priced at a discount, and therefore did not provide Gilead with a

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Collaboration Agreements (cont.)

material right. This option will be excluded from the transaction price until exercised. At the inception of the 2018 Gilead Agreement, the Company also determined that the Gilead program license options provided to Gilead did not include a material right.

The Company determined that the transaction price at the inception of the arrangement was equal to the total upfront payment received in the aggregate amount of $50.0 million. The total transaction price, subject to variable consideration constraints, was allocated to the combined single performance obligation. The Company determined that the single combined performance obligation is satisfied over time as the customer is simultaneously receiving and consuming the benefit of the Company’s performance. The future milestone payments represent variable consideration that is fully constrained at inception of the arrangement as the achievement of the milestone events are highly uncertain.

In May 2019, Gilead licensed (the “Gilead License”) its first program under the 2018 Gilead Agreement and paid the Company a $7.5 million license fee. Gilead obtained a license to develop and commercialize therapies associated with the nominated program. At the inception of the 2018 Gilead Agreement, the Company determined that the licenses provided to Gilead through the 2018 Gilead Agreement did not include a material right as the license fees were not priced at a discount. At the time of the exercise of the license option by Gilead for the specified nominated program, the Company’s obligations for the nominated program were completed. As such, the Gilead license of the nominated program was determined to be distinct and accounted for as a separate contract.

In July 2019, the Company and Gilead also entered into a letter agreement (the “Gilead Letter Agreement”) whereby the Company would perform additional research services on behalf of Gilead associated with the first program licensed under the 2018 Gilead Agreement. Upon execution of the Gilead Letter Agreement, Gilead made a $2.6 million payment to the Company as consideration for the performance of additional research services as stipulated in the Gilead Letter Agreement. The Company concluded that the Gilead Letter Agreement should be combined with the Gilead License and accounted for as a single contract. The Company determined that the Gilead License and the research services included in the Gilead Letter Agreement were each distinct as Gilead could benefit from the Gilead License without receiving the additional research services from the Company. As such, the Company allocated the transaction price for the combined agreement between the two distinct performance obligations in proportion to their relative standalone selling prices.

Amended Gilead Agreement

In August 2020, Gilead made an equity investment of $20.0 million into the Company as a participant in the Company’s Series B-1 preferred stock offering. At the time of the original investment, as well as of the December 31, 2020 balance sheet date, Gilead maintains an ownership of less than 10% of the Company and is thus not considered to be a related party to the Company.

In August 2020, the Company and Gilead also entered into an Amended Research Collaboration and License Agreement (the “Gilead Agreement”), which superseded and replaced the 2018 Gilead agreement. The Gilead Agreement represents a continuation of the initial target discovery and validation research and development efforts begun under the 2018 Gilead Agreement. Under the Gilead Agreement:

•        The Company received upfront, non-refundable consideration of $125.0 million from Gilead upon execution of the Gilead Agreement in 2020;

•        The term of the 2018 Gilead Agreement ended on the date the Gilead Agreement was executed. The Gilead Agreement has a research term of seven years;

•        Gilead expanded its option to license up to 15 programs for which Gilead may obtain exclusive, worldwide licenses to develop and commercialize therapies, subject to applicable license fees;

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Collaboration Agreements (cont.)

•        Prior to exercising its option to license a program, Gilead may “extend” such program, in which case Gilead will pay research extension fees and the Company will continue to collaborate with Gilead to discover and develop programs, potentially through early clinical development.

•        For up to five programs licensed by Gilead, the Company has the option to co-develop and co-promote the lead product in the U.S., subject to certain exceptions, and eligible to receive milestone payments and royalties on ex-U.S. sales.

The Company is eligible to receive up to $410.0 million per program in license, research extension, and clinical, regulatory, and commercial milestones. The Company is also eligible to receive up to low double-digit tiered royalties on net sales by Gilead, if any, on a country-by-country and product-by-product basis until the later of (a) the expiration of the last valid claim of the Company’s patents or, in some instances, certain Gilead patents, in each case, covering such product in such country or (b) ten years after the first commercial sale of such product in such country. For those programs the Company co-develops and co-promotes in the U.S., the Company and Gilead would share equally in the development costs as well as the profits and losses in the U.S. For such products, the Company remains eligible to receive certain clinical and regulatory milestone payments as well as commercial milestone payments and up to low double-digit tiered royalties based on net sales outside the U.S.

The Gilead Agreement was accounted for as a modification of the 2018 Gilead Agreement under ASC 606 as both the scope and price of the contract were changed under the Gilead Agreement. The additional goods and services to be provided under the Gilead Agreement are not distinct from the combined performance obligation identified under the 2018 Gilead Agreement which was only partially satisfied at the date of contract modification. As such, the Company identified a single combined performance obligation under the Gilead Agreement consisting of the research services and continued participation on the joint steering committee during the research term. As a result, the Company’s progress towards completing its research services to Gilead over the seven-year term of the Amended Gilead Agreement was lower than its progress under the three-year term of the 2018 Gilead Agreement and a cumulative catch-up adjustment was recorded during the third quarter of 2020 resulting in a reduction of $11.3 million of revenue previously recognized through the date of the Gilead Agreement.

In December 2020, Gilead elected to extend a program for a research extension fee of $12.0 million. The Company determined that the additional goods and services relating to the continued research services were not distinct from the early-stage research services already promised to Gilead under the on-going research plan. Consideration pertaining to the research extension is paid to the Company in equal quarterly installment payments over an agreed upon payment schedule. Although future research installment payments are not payable in the event of scientific failure, the Company determined that the variable consideration of $12.0 million should not be constrained as the potential for a significant reversal of cumulative revenue recognized at the contract level is remote, and therefore the research extension consideration was added to the transaction price under the Gilead Agreement.

Gilead Revenue Recognized

The total transaction price allocated to the combined performance obligation under the Gilead Agreement was $187.0 million at December 31, 2020. The total transaction price was comprised of the $50.0 million upfront payment pursuant to the 2018 Gilead Agreement, the $125.0 million upfront payment pursuant to the Gilead Agreement, and the $12.0 million pursuant to the research extension fee in December 2020. During the years ended December 31, 2020 and 2019, the Company recognized $7.0 million and $15.2 million, respectively, of revenue associated with the Gilead Agreements based on performance completed during each period. During the years ended December 31, 2020 and 2019, the Company recognized revenue of $0.7 million and $9.4 million, respectively, associated with the payments received in 2019 pursuant to the program license and Gilead Letter Agreement. The consideration allocated to the Gilead License was recognized upon delivery of the underlying license in 2019 as Gilead could benefit from the license on its own and the Gilead License was separately identifiable from the Gilead Letter Agreement research services.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Collaboration Agreements (cont.)

The Company reevaluates the transaction price and the total estimated costs expected to be incurred to satisfy the performance obligations at the end of each reporting period and as uncertain events, such as changes to the expected timing and cost of certain research and development activities that the Company is responsible for, are resolved or other changes in circumstances occur. As of December 31, 2020 and 2019, the Company had short-term deferred revenue of $32.0 million and $19.6 million, respectively, and long-term deferred revenue of $120.8 million and $14.1 million, respectively, related to the Gilead collaboration. Of the total short-term deferred revenue at December 31, 2019, $18.6 million related to the 2018 Gilead Agreement and the other $1.0 million related to the Gilead Letter Agreement.

Amounts due to the Company that have not yet been received are recorded as accounts receivable and amounts received that have not yet been recognized as revenue are recorded as deferred revenue on the Company’s consolidated balance sheet. As of December 31, 2020, $2.0 million of the total research extension fee amount of $12.0 million had been recorded as accounts receivable and the remaining $10.0 million was determined to be conditional upon the satisfaction of additional research obligations, and thus a contract asset. The contract asset balance is presented net of the deferred revenue contract liability.

Costs incurred pursuant to the Gilead Agreements are recorded as research and development expense.

4.     Fair Value Measurements

The following tables present information about the Company’s financial assets measured at fair value on a recurring basis:

	Fair Market Value Measurements as of December 31, 2020
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash equivalents
Money market funds	$12,698	$—	$—	$12,698
U.S. Treasury bills	—	7,175	—	7,175
Marketable debt securities
U.S. Treasury bills	—	131,939	—	131,939
U.S. government agency bonds	—	30,000	—	30,000
Total assets	$12,698	$169,114	$—	$181,812
	Fair Market Value Measurements as of December 31, 2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash equivalents:
Money market funds	$18,508	$—	$—	$18,508
Marketable debt securities:
U.S. Treasury bills	—	17,536	—	17,536
Total assets	$18,508	$17,536	$—	$36,044

There were no transfers between fair value levels during the years ended December 31, 2020 and 2019.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.     Marketable Securities

The Company values its marketable securities using independent pricing services which normally derive security prices from recently reported trades for identical or similar securities, making adjustments based on significant observable transactions. At each balance sheet date, observable market inputs may include trade information, broker or dealer quotes, bids, offers or a combination of these data sources.

The following table summarizes the Company’s marketable debt securities, classified as available-for-sale:

	Fair Value Measurements as of December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
	(in thousands)
Marketable debt securities:
U.S. Treasury bills	$131,927	$12	$—	$131,939
U.S. government agency bonds	29,995	5	—	30,000
	$161,922	$17	$—	$161,939
	Fair Value Measurements as of December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
	(in thousands)
Marketable debt securities:
U.S. Treasury bills	$17,526	$10	$—	$17,536
	$17,526	$10	$—	$17,536

The Company holds investment grade marketable securities, and none were considered to be in an unrealized loss position as of December 31, 2020 and 2019. As a result, the Company did not record any reserves for credit losses related to its marketable debt securities during the years then ended. Marketable securities include $0.1 million in accrued interest for each of the years ended December 31, 2020 and December 31, 2019.

6.     Supplemental Balance Sheet Information

Property and Equipment

Property and equipment, net as of December 31, 2020 and 2019 consists of the following:

	December 31,
	2020	2019
	(in thousands)
Laboratory equipment	$4,580	$3,823
Computer equipment	172	172
Computer software	125	9
Furniture and fixtures	384	246
Leasehold improvements	246	230
	5,507	4,480
Less: Accumulated depreciation	(1,684)	(1,038)
Property and equipment, net	$3,823	$3,442

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.     Supplemental Balance Sheet Information (cont.)

Depreciation expense was $0.7 million and $0.6 million for the years ended December 31, 2020 and 2019, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2020 and 2019 include the following:

	December 31,
	2020	2019
	(in thousands)
Payroll and employee-related costs	$2,652	$1,830
Research and development costs	2,695	2,764
Other	793	338
Total accrued expenses and other current liabilities	$6,140	$4,932

7.     Leases

Operating Leases

In July 2017, the Company entered into a lease of office and laboratory space at 100 Binney Street in Cambridge, Massachusetts for the Company’s corporate headquarters. The lease commenced in March 2018 and rent commenced in June 2018. This lease has a non-cancelable term of eight years with an option to extend for one additional three-year period.

Upon commencement of the lease, the Company recorded an operating lease liability in the amount of $9.5 million and related operating lease right-of-use asset in the amount of $9.8 million. Upfront payments totaling $0.3 million for rent and tenant improvements were included as a reduction in the calculation of the lease liability amount upon the commencement of the lease. There were no tenant obligation payments made for leasehold improvements for the periods ended December 31, 2020 and 2019. The fixed annual rent payable under the lease is $1.7 million, increasing by 3% annually from the rent commencement date. The minimum rent payments to be paid over the non-cancelable term of this lease totaled $15.6 million. The additional rental payments associated with the renewal option are not included in the calculation of the operating lease right-of-use asset and associated operating lease liability as the renewal is not considered probable of occurring. The lease agreement required the Company to provide a letter of credit for $0.6 million that is collateralized with cash that is recorded as restricted cash in the accompanying balance sheet.

In September 2019, the Company entered into a new lease for office and laboratory space at 201 Brookline Avenue in Boston, Massachusetts. As of December 31, 2020, the space was undergoing construction and the lease is expected to commence in 2022. The Company is not deemed to be the accounting owner of the construction project due to the nature of the work being performed and the Company’s lack of control over the project. In conjunction with executing the lease, the Company provided the landlord a letter of credit for $1.7 million. The letter of credit is collateralized with cash that is recorded as restricted cash in the accompanying balance sheet as of December 31, 2020. Upon delivery date notice of the lease, which is estimated to occur in the second half of 2021, the Company will be required to provide an additional letter of credit in the amount of $1.7 million.

Upon commencement of the 201 Brookline Avenue lease, the Company will determine the appropriate classification of the lease, the amount of the associated lease liability and the amount of the right-of-use asset that will be recognized on the balance sheet. The lease has a non-cancelable term of ten years with an option to extend for up to two five-year periods. The fixed annual rent payable under the lease is $5.1 million, increasing by 3% annually from the rent commencement date. The Company is entitled to a tenant improvements allowance of up to $12.7 million.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     Leases (cont.)

The Company’s rent payments for the lease at 100 Binney Street are classified as operating lease costs in the chart below. The lease is a net lease and therefore the non-lease components, such as common area maintenance, are paid separately from rent based on actual costs incurred; therefore, the non-lease components are not included in the right-of-use asset and liability and are reflected as an expense in the period incurred. The non-lease components are classified as variable costs in the chart below. As of December 31, 2020 and 2019, assets under the operating lease totaled $7.5 million and $8.4 million, respectively. The elements of lease cost were as follows:

	Year Ended December 31,
Operating leases	2020	2019
Operating lease cost	$1,889	$1,889
Short-term lease cost	93	36
Variable lease cost	643	541
Total operating lease costs	$2,625	$2,466
Other information	December 31, 2020	December 31, 2019
Operating cash flows used for operating leases	$1,782	$1,735
Weighted average remaining lease term in years	5.5	6.5
Weighted average discount rate	12%	12%

Future minimum lease payments under non-cancelable leases that have commenced as of December 31, 2020 are as follows:

Year Ended December 31,	Maturity of Lease Liabilities
2021	$1,836
2022	1,891
2023	1,948
2024	2,007
2025	2,067
Thereafter	1,046
Total lease payments	10,795
Less: imputed interest	(2,911)
Total operating lease liabilities	$7,884

8.     Commitments and Contingencies

Research Collaboration Agreement

In September 2017, the Company entered into a Research Collaboration Agreement (the “HitGen Agreement”) with HitGen Ltd (“HitGen”). Under the terms of the HitGen Agreement, HitGen would use its DNA-encoded library technology to screen up to three targets and deliver to the Company the structures of certain compounds that bind to the targets. The Company would provide certain materials containing each target for purposes of the screen. The Company could have been obligated to make certain milestone payments. The Company and HitGen have mutually agreed to terminate the HitGen Agreement in March 2021. No milestones were achieved or owed upon the termination of the agreement and the Company is under no obligation to make any payments upon termination of the HitGen Agreement.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.     Commitments and Contingencies (cont.)

License Agreement

In March 2020, the Company entered into a License Agreement (the “Medivir Agreement”) with Medivir AB (“Medivir”), pursuant to which the Company obtained an exclusive license to all patents, know-how and other intellectual property associated with a preclinical-stage research program. Pursuant to the Medivir Agreement, the Company made an upfront payment of $0.4 million.

Under the terms of the Medivir Agreement, the Company is obligated to pay Medivir in connection with development, regulatory and commercial activities. The Company has agreed to make certain milestone payments of $1.4 million in the aggregate for the first licensed product that achieves specified clinical milestones, plus $25.0 million for the first licensed product that achieves specified regulatory approval and sales milestones, in each case, in either of the first two specified genetic contexts and $0.7 million in the aggregate if that first licensed product achieves specified clinical milestones, plus $5.0 million if that first licensed product achieves specified regulatory and sales milestones for a third genetic context or the second licensed product achieves such specified development, regulatory and sales milestones in either of the first two specified genetic contexts. The Company has the right to reduce these milestone payments by a specified amount in the event the licensed product is not covered by Medivir’s patents or if payments are due to a third party for a license under such third party’s intellectual property rights. The Company is also obligated to pay Medivir a low single-digit royalty on net sales of any product covered by a licensed patent. The Medivir Agreement expires on the date of expiration of all royalty obligations. Either party may terminate the Medivir Agreement earlier upon an uncured material breach of the other party.

Upfront fees paid pursuant to the Medivir License Agreement were recorded to research and development expense. No milestones have been achieved to date.

Guarantees

The Company enters into certain agreements with other parties in the ordinary course of business that contain indemnification provisions. These typically include agreements with directors and officers, business partners, contractors, landlords and clinical sites. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. However, to date the Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the estimated fair value of these obligations is minimal.

Litigation

The company, from time to time, may be party to litigation arising in the ordinary course of business. The company was not subject to any material legal proceedings as of December 31, 2020, and no material legal proceedings are currently pending or threatened.

9.     Redeemable Convertible Preferred Stock

In March 2017, the Company executed a stock purchase agreement to sell 55,000,000 shares of redeemable convertible series A preferred stock (“Series A”). This agreement was subsequently amended in July 2017 to increase the authorized capital to 55,700,000 shares of Series A. The Series A stock purchase agreement was structured to close in three tranches, each contingent upon the achievement of certain specified milestones.

Pursuant to the initial closing of the Series A stock purchase agreement, the Company issued an aggregate of 18,700,000 shares of Series A convertible preferred stock for $1.00 per share, resulting in net proceeds of $14.0 million after deducting $4.7 million related to the settlement of the convertible notes and accrued interest that

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.     Redeemable Convertible Preferred Stock (cont.)

were previously outstanding. During the year-ended December 31, 2018, the Company issued 26,000,000 additional shares of Series A preferred stock at a price of $1.00 per share upon the achievement of specified development milestones in connection with the second tranche of the Series A stock purchase agreement. Total proceeds from this issuance was $26.0 million. In January 2019, the Company issued 11,000,000 additional shares of Series A preferred stock at a price of $1.00 per share upon the achievement of specified development milestones in connection with the third tranche of the Series A stock purchase agreement. Total proceeds from this issuance was $11.0 million. The aggregate issuance costs associated with the issuance of all three tranches of Series A preferred stock was less than $0.1 million.

In April 2020, the Company executed a stock purchase agreement to sell shares of redeemable convertible series B preferred stock (“Series B”). The Series B stock purchase agreement allows for the issuance of up to 45,372,051 shares. In April 2020, the Company issued 22,686,025 shares of Series B at a price of $1.32 per share. Proceeds from this issuance totaled $29.8 million, net of $0.2 million in issuance costs. In March 2021, the Company sold 22,686,026 additional shares of Series B redeemable convertible preferred stock at a price of $1.32 per share upon the achievement of specified development milestones in connection with the second tranche of the Series B stock purchase agreement. Proceeds from this issuance totaled $30.0 million. Total issuance costs associated with the second tranche of the Series B preferred stock was less than $0.1 million.

In August 2020, the Company executed a stock purchase agreement to sell shares of redeemable convertible series B-1 preferred stock (“Series B-1”). The Series B-1 stock purchase agreement allows for the issuance of up to 27,152,255 shares. All 27,152,255 shares of Series B-1 were issued at a price of $1.89 per share in August 2020. Proceeds from this issuance was $51.1 million, net of $0.1 million in issuance costs.

As of December 31, 2020 and 2019, redeemable convertible preferred stock consisted of the following (in thousands, except share amounts):

	December 31, 2020
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion
Series A	55,700,000	55,700,000	$55,700	$55,700	55,700,000
Series B	45,372,051	22,686,025	29,761	30,000	22,686,025
Series B-1	27,152,255	27,152,255	51,083	51,182	27,152,255
	128,224,306	105,538,280	$136,544	$136,882	105,538,280
	December 31, 2019
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion
Series A	55,700,000	55,700,000	$55,700	$55,700	55,700,000
	55,700,000	55,700,000	$55,700	$55,700	55,700,000

The rights, preferences and privileges of the Company’s redeemable convertible preferred stock are as follows:

Par Value Per Share

The par value of all preferred stock is $0.001 per share.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.     Redeemable Convertible Preferred Stock (cont.)

Future Tranche Right Feature

The Company determined that the future tranche rights under the Series A and Series B preferred stock purchase agreements (the “future tranche rights”) did not meet the definition of freestanding financial instruments because, while separately exercisable, they were not legally detachable.

The future tranche rights were evaluated for any beneficial conversion features or embedded derivatives, including the conversion option, that could require bifurcation and receive separate accounting treatment. The Company determined that the embedded future tranche obligations did not require bifurcation for accounting purposes as they did not meet the definition of a derivative.

Voting Rights

The holders of the convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which each share of convertible preferred stock could be converted on the record date for the vote or consent of stockholders, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of the holders of common stock voting as a single class.

Liquidation

In the event of any liquidation event, deemed liquidation event, dissolution or winding up of the Company, the holders of preferred stock then outstanding shall receive a distribution prior to any distribution to the common holders, an amount equal to the greater of a) original issue price per share plus any noncumulative dividends declared but unpaid, or b) the amount per share that would have been owed had all preferred shares been converted into Common Stock immediately prior to the liquidation event. In the event that assets are insufficient to pay the full amount, distribution will be on a pro rata basis. After payment of all preferential amounts required to be paid to the preferred stockholders, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of common stock on a pro rata basis.

A deemed liquidation event is defined as either a merger or consolidation, or the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Company, unless the holders of a majority in voting power of the outstanding Preferred Stock elect otherwise by written notice sent to the Company at least ten days prior to the effective date of any such event.

Conversion

Each share of convertible preferred stock is convertible at the option of the holder into a specified number of shares of common stock based on a conversion ratio subject to adjustment under specified terms and conditions. The initial conversion price and conversion value of Series A convertible preferred stock is $1.00 per share. The initial conversion price and conversion value of Series B convertible preferred stock is $1.32 per share. The initial conversion price and conversion value of Series B-1 convertible preferred stock is $1.89 per share. Certain terms exist to protect the conversion rights of the holders of the convertible preferred stock in the event of the issuance of additional shares of common stock or a merger or reorganization of the Company.

In the event of a firm commitment underwritten public offering of the Company’s common stock with aggregate proceeds of at least $60.0 million and the Company’s common stock is listed on Nasdaq, all shares of convertible preferred stock will automatically be converted into shares of common stock at the then effective conversion rate.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.     Redeemable Convertible Preferred Stock (cont.)

Redemption

On or after March 31, 2023, upon the vote or written consent of the holders of the Series A, Series B, and Series B-1 preferred shares then outstanding, each preferred share shall be redeemed, to the extent permitted under law, for the price equal to the original issue price per share plus any noncumulative dividends declared but unpaid in three annual installments commencing no later than 60 days after receipt by the Company. Distributions shall be made out of sufficient funds legally available. Upon and after the date of redemption of preferred shares and payment in full by the Company for each redeemed preferred share, all rights of the holder of such shares, except the right to receive the redemption price without interest upon surrender of the certificates, would cease and terminate. All preferred shares acquired by the Company through redemption would be cancelled and eliminated from the pool of preferred shares authorized for the Company to issue.

10.     Common Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue shares of common stock with a par value of $0.001 per share. The holder of each share of common stock is entitled to one vote in respect of each share of stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Convertible Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by each such holder. The holders of Common Stock are also entitled to receive dividends whenever funds and assets are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of redeemable convertible preferred stock outstanding. No dividends have been declared as of December 31, 2020.

The Company increased the number of shares of common stock authorized by 2,800,000 to 80,800,000 during 2019 and by 85,200,000 to 166,000,000 during 2020. As of December 31, 2020 and 2019, there were 13,301,649 and 13,334,856 shares of common stock issued and outstanding, respectively.

11.     Equity Incentive Plans

Founder and Advisor Awards

During 2017, the Company issued 4,690,000 shares of restricted common stock outside of the Company’s 2017 Stock Option and Grant Plan to nonemployee founders and advisors (the “Founders and Advisors”).

The following table summarizes the Company’s Founders and Advisors restricted common stock activity as of and for the years ended December 31, 2020 and 2019:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested restricted common stock outstanding as of December 31, 2018	2,221,875	$0.001
Vested	(987,496)	$0.001
Forfeited	(109,379)	$0.001
Unvested restricted common stock outstanding as of December 31, 2019	1,125,000	$0.001
Vested	(950,000)	$0.001
Forfeited	—	—
Unvested restricted common stock outstanding as of December 31, 2020	175,000	$0.001

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.     Equity Incentive Plans (cont.)

The shares are issued under the terms of the respective restricted common stock agreements and are subject to repurchase by the Company at the original purchase price per share upon the termination of the grantee’s service relationship with the Company. As the restrictions are released and the awards vest, the value is recorded as common stock and excess of par value is recorded as additional paid in capital on the accompanying balance sheet.

As of December 31, 2020, the unrecognized compensation cost related to shares of unvested founder and advisor restricted stock awards (“RSAs”) expected to vest was less than $0.1 million, which is expected to be recognized over an estimated weighted-average amortization period of 0.22 years. The aggregate fair value of awards that vested during both years ended December 31, 2020 and 2019 was $0.5 million.

2017 Stock Option and Grant Plan

In March 2017, the Company’s stockholders approved the 2017 Stock Option and Grant Plan (the “Plan”), under which stock options, RSAs, unrestricted stock awards, restricted stock units, or any combination of the forgoing may be granted to eligible employees, officers, directors, consultants, or other key persons who provide services to the Company. Such issuances are subject to vesting, forfeiture and other restrictions as deemed appropriate by the board of directors (“Board of Directors”). Upon approval, the maximum number of common stock shares reserved and available for issuance under the Plan was 10,000,000 shares. The Company increased the number of shares available for grant under the plan by 6,700,000 million and 2,800,000 million during the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the maximum number of common stock shares reserved and available for issuance under the Plan was 30,600,000 shares. As of December 31, 2020, there were 11,783,597 shares available for future grant under the 2017 Plan.

The terms of stock option award agreements and RSAs, including vesting requirements, are determined by the Board of Directors at the time of issuance. To date, options granted generally vest over a period of three or four years with 25% cliff vesting upon the first anniversary of the issuance date and monthly vesting thereafter. Vesting criteria for awards vary by grant as determined by the Board of Directors. Options and RSAs generally have a ten-year term from the date of grant but may be less in the event that the award is granted to a 10% shareholder. The exercise price of an award generally shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Board of Directors. The exercise price of an award granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Board of Directors.

Restricted Stock Awards

The following table summarizes the RSA activity of the Company’s Plan as of and for the years ended December 31, 2020 and 2019:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested restricted common stock outstanding as of December 31, 2018	4,888,460	$0.35
Vested	(1,744,301)	$0.32
Forfeited	(1,078,125)	$0.42
Unvested restricted common stock outstanding as of December 31, 2019	2,066,034	$0.33
Vested	(1,370,089)	$0.33
Forfeited	(115,077)	$0.08
Unvested restricted common stock outstanding as of December 31, 2020	580,868	$0.38

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.     Equity Incentive Plans (cont.)

RSAs represent an unsecured promise to grant at no cost a set number of shares of common stock upon vesting. RSA recipients are not entitled to cash dividends and have no voting rights during the vesting period. The RSAs are issued under the terms of the respective RSA agreements and are subject to repurchase upon the holder’s termination of their service relationship with the Company. The award restrictions are released as the awards vest. Upon vesting, the value is recorded as common stock and excess of par value as is recorded as additional paid in capital on the accompanying balance sheets. The common stock is subject to the Company’s right to repurchase at the original purchase price per share.

As of December 31, 2020, the unrecognized compensation cost related to shares of unvested RSAs expected to vest was $0.2 million, which is expected to be recognized over an estimated weighted-average amortization period of 0.43 years. The aggregate fair value of RSAs that vested during the years ended December 31, 2020 and 2019 was $0.5 million and $0.6 million, respectively.

Stock Options

The following table summarizes the stock option activity of the Company’s 2017 Plan as of and for the years ended December 31, 2020 and 2019:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
	(in years)
Options outstanding as of December 31, 2019	6,902,873	$0.50	8.97	$420,140
Granted	5,716,368	$0.79
Exercised	(81,870)	$0.48
Cancelled	(586,009)	$0.51
Options outstanding as of December 31, 2020	11,951,362	$0.64	8.58	$6,625,511
Options exercisable as of December 31, 2020	3,611,387	$0.51	7.65	$2,466,634

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock. The total fair value of options vested during the years ended December 31, 2020 and 2019, was $0.9 million and $0.3 million, respectively.

The total intrinsic values of options exercised totaled less than $0.1 million for the year ended December 31, 2020. There were no options exercised for the year ended December 31, 2019. The weighted-average grant date fair value per share of stock options granted was $0.49 and $0.34 for years ending December 31, 2020 and 2019, respectively. Substantially all options outstanding as of December 31, 2020 are expected to vest.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.     Equity Incentive Plans (cont.)

Stock Option Valuation

The weighted average assumptions used to estimate the grant date fair value of the stock options using the Black-Scholes option pricing model were as follows:

	2020	2019
Expected option life (in years)	5.0 – 6.1	5.0 – 6.1
Expected volatility	67% – 72%	70% – 75%
Risk-free interest rate	0.4% – 1.4%	1.6% – 2.6%
Expected dividend yield	—%	—%

Stock-Based Compensation Expense

The Company measures stock-based awards at their grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards. The Company recorded stock-based compensation expense in the following expense categories in its accompanying statements of operations:

	Year Ended December 31,
	2020	2019
	(in thousands)
Research and development	$1,003	$817
General and administrative	761	877
Total	$1,764	$1,694

As of December 31, 2020, there was approximately $3.3 million of unrecognized stock-based compensation expense, which is expected to be recognized over a weighted-average period of approximately 2.84 years.

12.     Income Taxes

During the years ended December 31, 2020 and 2019, the Company recorded no tax provision or benefit due to the losses incurred and the need for a full valuation allowance against its deferred tax assets. All of the Company’s operating losses since inception have been generated in the United States.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2020	2019
Income tax benefit at U.S. federal statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	5.9	5.4
Federal and state research and development tax credits	4.4	14.0
Nondeductible/nontaxable permanent items	(0.7)	(2.7)
Other	(1.7)	0.2
Change in valuation allowance	(28.9)	(37.9)
Effective tax rate	—%	—%

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.     Income Taxes (cont.)

The tax effects of temporary differences that give rise to significant components of the deferred tax assets and liabilities are as follows:

	Year Ended December 31,
	2020	2019
	(in thousands)
Deferred tax assets
Net operating loss carryforwards	$11,085	$3,958
Research and development credit carryforwards	5,213	3,076
Operating lease liability	2,154	2,373
Deferred revenue	11,891	8,948
Accruals and reserves	648	479
Capitalized research costs	2,506	—
Other	88	52
Total gross deferred tax assets	33,585	18,886
Valuation allowance	(30,945)	(15,906)
Net deferred tax assets	2,640	2,980
Deferred tax liabilities
Depreciation	(597)	(689)
Right-of-use asset	(2,043)	(2,291)
Total gross deferred tax liabilities	(2,640)	(2,980)
Net deferred taxes	$—	$—

As of December 31, 2020, the Company had U.S. federal and state net operating loss (“NOL”) carryforwards of $41.0 million and $39.1 million, respectively, which may be available to offset future taxable income. The federal NOLs include $3.3 million which expire at various dates beginning in 2035 and $40.5 million which carry forward indefinitely. The state NOLs expire at various dates beginning in 2035. As of December 31, 2020, the Company also had U.S. federal and state research and development tax credit carryforwards of $3.4 million and $2.2 million, respectively, which may be available to offset future tax liabilities and begin to expire in 2034 and 2030, respectively. During the year ended December 31, 2020, deferred tax assets, before valuation allowance, increased by approximately $15.0 million mainly due to the operating loss incurred by the Company during that period.

Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income or tax liabilities. In general, an ownership change results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has performed an analysis of ownership changes through August 17, 2020 and determined that on February 6, 2017 and August 17, 2020 ownership changes had occurred. Based on this analysis, the Company’s ability to use its pre-change tax attributes to offset federal and state taxable income are subject to annual limitations and a portion of the attributes generated prior to February 6, 2017 will expire unutilized, which could potentially result in an increased future tax liability. The Company has adjusted its deferred tax assets and valuation allowance balance for the affected tax attribute carryforwards to reflect the expiration of the attributes.

ASC 740 requires a valuation allowance to reduce the deferred tax assets reported, if based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.     Income Taxes (cont.)

concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2020 and 2019. Management reevaluates the positive and negative evidence at each reporting period. The Company had a net increase in the valuation allowance of $15.0 million during 2020 related primarily to the increase in net operating loss carryforwards and research and development tax credit carryforwards, as follows:

	Year Ended December 31,
	2020	2019
	(in thousands)
Valuation allowance as of beginning of year	$15,906	$10,559
Increases recorded to income tax provision	15,039	5,347
Valuation allowance as of end of year	$30,945	$15,906

The Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted on March 27, 2020. Among the business provisions, the CARES Act provided for various payroll tax incentives, changes to net operating loss carryback and carryforward rules, business interest expense limitation increases, and bonus depreciation on qualified improvement property. Additionally, the Consolidated Appropriations Act of 2021 was signed on December 27, 2020 which provided additional COVID relief provisions for businesses. The Company has evaluated the impact of both Acts and has determined that any impact is not material to its financial statements.

As of December 31, 2020 and 2019, the Company had not recorded any amounts for unrecognized tax benefits. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2020 and 2019, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts had been recognized in the Company’s consolidated statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal and Massachusetts jurisdictions, as prescribed by tax laws. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. The statute of limitations for federal and state tax authorities is generally closed for years prior to December 31, 2017, although carryforward attributes that were generated prior to 2017 may still be subject to change upon examination if they are utilized to offset taxable income in subsequent tax years. There are currently no federal or state income tax audits in progress.

13.     Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Year Ended December 31,
	(in thousands, except per share data)
	2020	2019
Numerator:
Net loss	$(51,972)	$(14,095)
Net loss attributable to common stockholders – basic and diluted	$(51,972)	$(14,095)
Denominator:
Weighted-average common stock outstanding – basic and diluted	11,461,011	8,985,710
Net loss per share attributable to common stockholders – basic and diluted	$(4.53)	$(1.57)

The Company’s potential dilutive securities, which include convertible preferred stock, common stock options and unvested restricted common stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.     Net Loss Per Share (cont.)

same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2020	2019
Convertible preferred stock (as converted to common stock)	105,538,281	55,700,000
Stock options to purchase common stock	11,951,362	6,902,873
Unvested restricted common stock	755,868	3,028,540
Total	118,245,511	65,631,413

14.     Subsequent Events

Grants of Stock Options under 2017 Plan

In January 2021, the Company granted options for the purchase of 6,805,312 common shares, at an exercise price of $1.19 per share, to officers, employees, and consultants of the Company. The aggregate grant-date fair value of these option grants was $8.8 million, which is expected to be recognized as share-based compensation expense over a weighted-average period of 3.8 years.

In March 2021, the Company granted options for the purchase of 1,010,000 common shares, at an exercise price of $2.57 per share, to directors, employees, and consultants of the Company. The aggregate grant-date fair value of these option grants was $1.7 million, which is expected to be recognized as share-based compensation expense over a weighted-average period of 3.8 years.

Issuance of Redeemable Convertible Series B Preferred Stock Tranche

In March 2021, the Company sold 22,686,026 additional shares of Series B redeemable convertible preferred stock at a price of $1.32 per share upon the achievement of specified development milestones in connection with the second tranche of the Series B stock purchase agreement. Each of the tranches under the Series B stock purchase agreement maintain the same rights and features. Gross proceeds from this issuance totaled $30.0 million. Total issuance costs associated with the second tranche of the Series B preferred stock was less than $0.1 million.

Waiver of Preferred Stock Redemption Rights

In April 2021, the holders of the Series A, Series B and Series B-1 redeemable preferred stock irrevocably waived their right to redeem any shares of Preferred Stock until March 31, 2023.

Gilead Collaboration

In April 2021, Gilead licensed its second target under the Amended Gilead Agreement and is required to pay the Company a $11.0 million license fee.

In connection with the preparation of the consolidated financial statements, the Company evaluated the events subsequent to the balance sheet date of December 31, 2020 through April 12, 2021, the date the consolidated financial statements were available for issuance, and determined that all material transactions have been recorded and disclosed.

Events Subsequent to Original Issuance of Consolidated Financial Statements (unaudited)

The Company evaluated subsequent events through April 19, 2021, the date of the initial filing of this proxy statement/prospectus.

TANGO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.     Subsequent Events (cont.)

Merger with BCTG Acquisition Corporation

On April 13, 2021, the Company and BCTG Acquisition Corp. (“BCTG”) signed a definitive merger agreement, which will result in BCTG acquiring 100% of the Company’s issued and outstanding equity securities. The proposed merger will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under the reverse recapitalization model, the Business Combination will be treated as Tango issuing equity for the net assets of BCTG, with no goodwill or intangible assets recorded. Under this method of accounting, BCTG will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the merger, the Company’s stockholders are expected to have a majority of the voting power of the combined company, the Company will comprise all of the ongoing operations of the combined entity, the Company will comprise a majority of the governing body of the combined company, and the Company’s senior management will comprise all of the senior management of the combined company. As a result of the proposed merger, BCTG will be renamed Tango Therapeutics, Inc. The boards of directors of both BCTG and Tango have approved the proposed merger transaction.

BCTG is expected to receive net proceeds of approximately $156.9 million upon the closing of the proposed merger transaction, assuming no redemptions are affected by stockholders of BCTG, and will operate under the current Tango management team upon the closing of the proposed merger. In connection with the proposed merger, BCTG has entered into agreements with existing and new investors to subscribe for and purchase an aggregate of 18.6 million shares of its common stock (the “PIPE Financing”) that will result in net proceeds of an additional $179.7 million upon the closing of the PIPE Financing. The closing of the proposed merger is a precondition to the PIPE Financing.

Subject to the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), each share of the Company’s redeemable convertible preferred stock “Preferred Stock” issued and outstanding immediately prior to the Effective Time shall be converted into a share of the Company’s common stock. At the Effective Time, each option to purchase the Company’s common stock shall become an option, respectively, to purchase shares of common stock of the surviving entity, subject to adjustment in accordance with the exchange ratio. Completion of the PIPE Financing and proposed merger transactions is subject to approval of BCTG stockholders and the satisfaction or waiver of certain other customary closing conditions. The approval from BCTG stockholders is expected in mid-2021.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

BCTG ACQUISITION CORP.,

BCTG MERGER SUB INC.,

AND

TANGO THERAPEUTICS, INC.

Dated as of April 13, 2021

Annex A-i

Annex A-ii

Annex A-iii

EXHIBITS

Exhibit A	Form of Company Stockholder Support Agreement
Exhibit B	Form of Sponsor Support Agreement
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Lock-up Agreement
Exhibit E	Form of Second Amended and Restated Certificate of Incorporation of Parent
Exhibit F	Form of Amended and Restated Bylaws of Parent
Exhibit G	Form of Amended and Restated Registration Rights Agreement
Exhibit H	Form of Equity Incentive Plan
Exhibit I	Form of Employee Stock Purchase Plan

SCHEDULES

Disclosure Schedules

Schedule 1.7	Directors and Officers of the Surviving Corporation
Schedule 2.1	Equityholder Allocation Schedule
Schedule 5.1	Conduct of Business of the Company
Schedule 6.1(b)	Required Consents for Conduct of Business of Parent
Schedule 7.2(e)	Required Consents
Schedule 8.2(g)	List of Key Stockholders
Schedule 8.2(j)	Third Party Consents
Schedule 10.14(a)	BCTG Insiders
Schedule 10.14(b)	Persons Having Knowledge

Annex A-iv

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 13, 2021, is entered into by and among BCTG Acquisition Corp., a Delaware corporation (“Parent”), BCTG Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Tango Therapeutics, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are sometimes referred to herein as a “Party” or collectively as the “Parties”. Certain terms used in this Agreement are used as defined in Section 10.14.

RECITALS:

WHEREAS, Parent is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, it is intended, for U.S. federal income Tax purposes, that the Merger will be treated as qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). By executing this Agreement, the Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, and intend to file the statement required by Treasury Regulations Section 1.368-3(a);

WHEREAS, it is anticipated that, prior to the consummation of the Merger, all shares of Company Preferred Stock will be converted into shares of Company Common Stock;

WHEREAS, upon consummation of the Merger, Merger Sub will cease to exist, the Company will become a wholly owned subsidiary of Parent and the outstanding (i) shares of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”), and (ii) Company Options will be converted into the right to receive the consideration described in this Agreement;

WHEREAS, in connection with the Transactions, Parent will enter into subscription agreements (each, as amended or modified from time to time, a “Subscription Agreement”), with the Parent Investors providing for aggregate investments in Parent of Parent Common Stock in a private placement of an amount not to exceed $186,100,000 (the “PIPE Financing”);

WHEREAS, the Board of Directors of the Company has determined that this Agreement, the Merger and the Transactions are fair and advisable to, and in the best interests of the Company and the Stockholders;

WHEREAS, the Board of Directors of the Parent has determined that this Agreement, the Merger and the Transactions are fair and advisable to, and in the best interests of Parent and its stockholders;

WHEREAS, the Board of Directors of the Parent has approved the Merger and adopted this Agreement as the sole stockholder of Merger Sub and has determined to recommend that the stockholders of the Parent adopt, authorize and approve this Agreement, the Merger and the Transactions;

WHEREAS, in conjunction with, inter alia, obtaining approval from the stockholders of Parent for the Merger and the Transactions, Parent shall provide an opportunity to its Parent Public Stockholders who purchased Parent Common Stock in the IPO to have their shares redeemed for the consideration, on the terms and subject to the conditions and limitations, set forth in the Prospectus and the Certificate of Incorporation of Parent;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Parent and the Requisite Common Vote are entering into Company Stockholder support agreements, dated as of the date hereof, substantially in the form attached hereto as Exhibit A, providing that, among other things, such persons will vote their Company Shares in favor of this Agreement, Merger and the other Transactions; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Company and BCTG Holdings, LLC (the “Sponsor”) are entering into Sponsor Support Agreement, dated as of the date hereof (the “Sponsor Support Agreement”), substantially in the form attached hereto as Exhibit B, providing that, among other things, the Sponsor pursuant to the Sponsor Support Agreement will vote its shares of Parent Common Stock in favor of this Agreement and the Transactions.
Annex A-1

NOW, THEREFORE, in consideration of the premises, covenants, agreements, representations and warranties set forth herein, and for other good and valuable consideration, the Parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place as promptly as practicable, but in no event later than the third (3rd) Business Day following the satisfaction or waiver (to the extent permitted by applicable Law and the Organizational Documents of Parent) of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at such time), unless another time or date, or both, are agreed in writing by the Company and Parent. The date on which the Closing is held is herein referred to as the “Closing Date”. The Closing will take place remotely via exchange of documents and signature pages via electronic transmission.

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company shall file a certificate of merger in the form attached hereto as Exhibit C with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the Parties and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth herein and in the DGCL.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) From and after the Effective Time and until further amended in accordance with applicable Law, the Certificate of Incorporation of the Surviving Corporation shall be amended to be identical to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time; provided, that such Certificate of Incorporation shall be amended to reflect that the name of the Surviving Corporation shall be “Tango Therapeutics, Inc.”

(b) From and after the Effective Time and until further amended in accordance with applicable Law, the bylaws of the Surviving Corporation shall be amended to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time.

Section 1.6 Post-Closing Board of Directors and Officers.

(a) Immediately after the Closing, the initial slate of directors of Parent’s board of directors after the Closing (the “Post-Closing Board of Directors”) will consist of nine (9) directors, who shall be the same individuals serving as directors of the Company immediately prior to the Effective Time. At least a majority of the Post-Closing Board of Directors shall qualify as independent directors under the Securities Act and the Nasdaq rules. If, at or after the Effective Time, a vacancy shall exist on the Post-Closing Board of Directors, such vacancy shall be filled in the manner provided in the Parent Organizational Documents as in effect as of the Closing and applicable Law.

(b) Parent shall take all action necessary, including causing the executive officers of Parent to resign, so that the individuals serving as executive officers of Parent immediately after the Closing will be the same individuals (in the same offices) as those of the Company immediately prior to the Closing.

(c) Prior to the Closing, the Parent’s board of directors shall review the Amended and Restated Bylaws of Parent in the form set forth in Exhibit F (the “Parent Amended and Restated Bylaws”), and thereafter shall adopt the Parent Amended and Restated Bylaws, with effect from the Closing.

Annex A-2

Section 1.7 Directors and Officers of the Surviving Corporation. From and after the Effective Time, the directors and the officers of the Surviving Corporation shall be those persons set forth on Schedule 1.7 (or such other Persons as designated by the Company prior to the Closing). The directors and officers of the Surviving Corporation shall hold office for the term specified in, and subject to the provisions contained in, the Surviving Corporation’s Organizational Documents and applicable Law.

Section 1.8 Preferred Stock Conversion. The Company shall take all actions necessary to cause each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into a number of shares of Company Common Stock at the then-effective conversion rate as calculated pursuant to and in accordance with the Company’s Organizational Documents (the “Company Preferred Stock Conversion”). All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall be canceled, shall no longer be outstanding and shall cease to exist and no payment or distribution shall be made with respect thereto, and each holder of shares of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities.

Section 1.9 No Further Ownership Rights in Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company.

Section 1.10 Rights Not Transferable. The rights of the Stockholders as of immediately prior to the Effective Time are personal to each such holder and shall not be assignable or otherwise transferable for any reason (except (i) in the case of an entity, by operation of Law or (ii) in the case of a natural person, by will or the Laws of descent and distribution). Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

Section 1.11 Taking of Necessary Action; Further Action. Parent, Merger Sub and the Company, respectively, shall each use its respective best efforts to take all such action as may be necessary or appropriate to effectuate the Merger under the DGCL at the time specified in Section 1.3. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all properties, rights, privileges, immunities, powers and franchises of either of the constituent corporations, the officers of Parent and the Surviving Corporation are fully authorized in the name of each constituent corporation or otherwise to take, and shall take, all such lawful and necessary action.

Section 1.12 Section 368 Reorganization Matters.

(a) The Parties intend that, for United States federal, and applicable state and local, income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder to which each of Parent and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). Each of Parent, Merger Sub, and the Company shall cooperate and use its respective reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, and none of Parent, Merger Sub or the Company knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party) or has taken or will take any action (or fail to take any action), if such action (or failure to act), whether before or after the Effective Time, would be reasonably expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(b) Each of Parent, Merger Sub, the Company and their respective Affiliates shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code, including filing all Tax Returns consistent with the Intended Tax Treatment (and attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger), and shall take no position or action inconsistent with the Intended Tax Treatment (whether in audits, Tax Returns or otherwise), unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The Parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, including, upon reasonable request, providing factual support letters. Each Party shall promptly notify the other Party in writing if, before the Closing Date, such Party knows or has reason to believe that the Merger may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate the Merger qualifying for the Intended Tax Treatment).

Annex A-3

Section 1.13 Withholding. Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law, provided, however, that in the event that Parent or the Surviving Corporation, as applicable, determines that it is so required to deduct or withhold any such amounts (except in the case of any compensatory payments made to employees subject to wage withholding), Parent or the Surviving Corporation, as applicable, shall provide at least five Business Days’ prior written notice thereof to the Company, including a reasonably detailed explanation therefor, and shall reasonably cooperate with the Company in responding to any requests for information or clarification made by the Company in respect thereof. To the extent that amounts are so deducted and withheld and paid over to the appropriate taxing authorities in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 1.14 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the aggregate Merger Consideration in accordance with Section 2.1 without interest thereon, upon transfer of such shares. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand. Except with the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

ARTICLE II

MERGER CONSIDERATION

Section 2.1 Conversion of Company Common Stock.

(a) At the Effective Time (after giving effect to the consummation of the Company Preferred Stock Conversion), by virtue of the Merger and without any action on the part of any holder of Company Common Stock, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Company Common Stock subject to Company Options (which shall be respectively subject to Section 2.3), (ii) any shares of Company Common Stock held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger and shall not constitute “Company Capital Stock” hereunder, and (iii) any Dissenting Shares), shall be canceled and converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio. If any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time are shares of Company Restricted Stock, then the shares of Parent Common Stock issued in exchange for such Company Restricted Stock pursuant to the immediately preceding sentence shall to the same extent be unvested and subject to the same repurchase option or risk of forfeiture as in effect immediately prior to the Effective Time, and the certificates and/or book entries representing such shares of Parent Common Stock shall accordingly be marked with appropriate legends.

(b) Two Business Days prior to the anticipated Closing Date (by 8:00PM Eastern Time), the Company shall deliver to Parent a schedule setting forth each Stockholder and Optionholder as of the Closing, such Stockholder’s or Optionholder’s respective percentage of the Merger Consideration and corresponding number of shares of Parent Common Stock (or options to purchase Parent Common Stock) to be issued at the Closing to each such Stockholder or Optionholder (the “Equityholder Allocation Schedule”). If there is any change to the

Annex A-4

Equityholder Allocation Schedule between the time of such delivery and the Closing, the Company shall promptly deliver an updated Equityholder Allocation Schedule to Parent. Schedule 2.1 sets forth a non-binding example of the Equityholder Allocation Schedule assuming the inputs set forth therein.

Section 2.2 Effect on Capital Stock of the Company. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub or the Company, any shares of Company Common Stock then held by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.3 Company Options.

(a) As of the Effective Time, each Company Option that is then outstanding shall be converted into an option relating to shares of Parent Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, a “Parent Option”) except that (a) such Parent Option shall relate to that whole number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock (subject to such Company Option), multiplied by the Exchange Ratio, and (b) the exercise price per share for each such Parent Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code.

(b) The Company shall take all necessary actions to effect the treatment of Company Options pursuant to Section 2.3(a) in accordance with the Company Stock Plan and the applicable award agreements and to ensure that no Parent Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-3) of Parent.

Section 2.4 Capital Stock of Merger Sub. Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of Parent, be converted into and become one share of common stock of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Merger Sub common stock will, as of the Effective Time, evidence ownership of such share of common stock of the Surviving Corporation.

Section 2.5 Issuance of the Merger Consideration.

(a) No Issuance of Fractional Shares.    No certificates or scrip representing fractional shares of Parent Common Stock will be issued pursuant to the Merger, and instead any such fractional share that would otherwise be issued will be rounded to the nearest whole share, with a Stockholder’s portion of the Merger Consideration that would result in a fractional share of 0.50 or greater rounding up and a Stockholder’s portion of the Merger Consideration that would result in a fractional share of less than 0.50 rounding down.

(b) Exchange Fund.    On the Closing Date, Parent shall deposit, or shall cause to be deposited, with Continental Stock Transfer & Trust Company (“Continental”) for the benefit of the Stockholders, for exchange in accordance with this Article II, the number of shares of Parent Common Stock sufficient to deliver the aggregate Merger Consideration payable pursuant to this Agreement (such shares of Parent Common Stock, the “Exchange Fund”). Parent shall cause Continental, pursuant to irrevocable instructions, to pay the Merger Consideration out of the Exchange Fund in accordance with the Equityholder Allocation Schedule and the other applicable provisions contained in this Agreement. The Exchange Fund shall not be used for any other purpose other than as contemplated by this Agreement.

(c) Exchange Procedures.    As soon as practicable following the Effective Time, and in any event within two Business Days following the Effective Time (but in no event prior to the Effective Time), Parent shall cause Continental to deliver to each Stockholder, as of immediately prior to the Effective Time, represented by certificate or book-entry, a letter of transmittal and instructions for use in exchanging such Stockholder’s shares of Company

Annex A-5

Common Stock for such Stockholder’s applicable portion of the Merger Consideration from the Exchange Fund, and promptly following receipt of a Stockholder’s properly executed letter of transmittal, deliver such Stockholder’s applicable portion of the Merger Consideration to such Stockholder.

(d) Adjustments.    The Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of Parent Common Stock occurring prior to the date the Merger Consideration is issued.

(e) Termination of Exchange Fund.    Any portion of the Exchange Fund relating to the Merger Consideration that remains undistributed to the Stockholders for one year after the Effective Time shall be delivered to Parent, upon demand, and any Stockholders who have not theretofore complied with this Section 2.5 shall thereafter look only to Parent for their portion of the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by Stockholders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

Section 2.6 No Liability. The Parties agree that Parent shall be entitled to rely conclusively on information set forth in the Equityholder Allocation Schedule and any amounts delivered by Parent to an applicable Stockholder in accordance with the Equityholder Allocation Schedule shall be deemed for all purposes to have been delivered to the applicable Stockholder in full satisfaction of the obligations of Parent under this Agreement and Parent shall not be responsible or liable for the calculations or the determinations regarding such calculations set forth therein.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in Disclosure Schedule (which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), the Company represents and warrants to Parent as hereafter set forth in this Article III, that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specific date, which are made only as of such date):

Section 3.1 Organization, Qualification and Standing.

(a) The Company is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, has all requisite power and authority to own, lease and operate its Assets and to conduct its business as presently conducted, and is duly qualified to transact business and in good standing in each jurisdiction in which the conduct of its business or the nature of its properties requires such registration, qualification or authorization, except where the failure to so qualify or to be in good standing would not reasonably be expected, individually or in the aggregate, to result in a Company Material Adverse Effect. The Organizational Documents of the Company, true, complete and correct copies of which have been made available to Parent, are in full force and effect. The Company is not in violation of its Organizational Documents.

(b) Schedule 3.1 sets forth a true, complete and correct list of each Subsidiary of the Company, and except as set forth on Schedule 3.1, the Company does not directly or indirectly own, or hold any rights to acquire, any capital stock or any other securities or interests in any other Person. Each Subsidiary of the Company has been duly incorporated or formed and, except as set forth on Schedule 3.1, is validly existing as a corporation or limited liability company in good standing (or equivalent status) under the laws of the jurisdiction of its incorporation or formation and the jurisdictions in which the conduct of its business or the nature of its properties requires such registration, qualification or authorization, and has the corporate power and authority to own, lease and operate its Assets and to conduct its business as presently conducted. All of the issued and outstanding capital stock of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable, and is owned by the Company free and clear of any Lien (except for Permitted Liens). None of the Company’s Subsidiaries is in violation of its Organizational Documents.

Annex A-6

Section 3.2 Authority; Enforceability. The Company’s board of directors has declared the Merger, this Agreement and the Transactions contemplated herein advisable. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document and to consummate the Transactions, other than the Company Stockholder Approval. The execution and delivery of this Agreement, the other Transaction Documents to which the Company is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, other than the Company Stockholder Approval. This Agreement has been, and the other Transaction Documents to which the Company is a party will be, duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by Parent and Merger Sub, constitute legal, valid and binding obligations of the Company, enforceable against it in accordance with their terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Law affecting creditors’ rights generally and, as to enforceability, subject to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law). The (i) affirmative vote of (A) holders of a majority of the Company Capital Stock, (B) holders of a majority of the Company Common Stock, and (C) holders of seventy percent (70%) of the outstanding shares of Company Preferred Stock, which such holders must also satisfy the definition of “Required Vote” as defined in the Company’s Third Amended and Restated Certificate of Incorporation as in effect as of the date hereof (collectively, the “Requisite Company Vote”) having voting power present in person or represented by proxy at a meeting of the Company’s stockholders at which a quorum is present or (ii) written consent of the Requisite Company Vote, is the only vote or consent of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement and approve the Transactions (the “Company Stockholder Approval”).

Section 3.3 Consents; Required Approvals. Assuming the truth and accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.7, no notices to, filings with, or authorizations, consents or approvals from any Governmental Authority are necessary for the execution, delivery or performance by the Company of this Agreement, each other Transaction Document or the consummation by the Company of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) the Hart-Scott-Rodino Act (“HSR Act”) pre-merger notification filing with the Federal Trade Commission and the Department of Justice (the “HSR Filing”) and filings as may be required under any other applicable antitrust Law, and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have or would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.4 Non-contravention. Except as set forth in Schedule 3.4, the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party by the Company and the consummation of the Merger and compliance with the provisions hereof and thereof do not and will not with or without notice or lapse of time or both (a) violate any Law or Order to which the Company or any of its Subsidiaries or any of the Company’s or its Subsidiaries’ Assets are subject, (b) violate any provision of the Organizational Documents of the Company, any Subsidiary thereof or any Affiliate thereof (subject to obtaining the Company Stockholder Approval), (c) violate, conflict with, result in a breach of, constitute (or with due notice or lapse of time or both would become) a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, require any notice under, or otherwise give rise to any Liability under, any Material Contract, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the properties or Assets of the Company or its Subsidiaries, except, in the case of each of clauses (a), (c), and (d), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (x) 166,000,000 shares of Company Common Stock, of which 14,196,742 shares are issued and outstanding as of the date of this Agreement, and (y) 128,224,305 shares of Company Preferred Stock (of which (i) 55,700,000 shares are designated Series A Preferred Stock, par value $0.001 per share, all of which are issued and outstanding as of the date of this Agreement (the “Series A Preferred Stock”), (ii) 45,372,050, shares are designated Series B Preferred Stock, par value $0.001 per share, all of which are issued and outstanding as of the date of this Agreement (the “Series B Preferred Stock”), and (iii) 27,152,255 shares are designated Series B-1 Preferred Stock, par value $0.001 per share, all of which are issued and outstanding as of the date of this Agreement (the “Series B-1 Preferred

Annex A-7

Stock”), and there are no other authorized equity interests of the Company that are issued and outstanding. As of the date of this Agreement, all outstanding shares of the Company Common Stock are owned of record by the Persons set forth on Schedule 3.5(a) in the amounts set forth opposite their respective names. Schedule 3.5(a) sets forth for each outstanding Company Option, the name of the Person holding such Company Option and the number of shares of Company Common Stock issuable upon the exercise of such Company Option, and whether such Company Option is subject to acceleration as a result of the Transactions. All of the outstanding shares of Company Common Stock are validly issued and outstanding, fully paid and nonassessable with no personal Liability attaching to the ownership thereof.

(b) As of the date hereof, there are (other than the Company Options set forth in Schedule 3.5(a)), and immediately after consummation of the Closing there will be, no (i) outstanding warrants, options, agreements, convertible securities, performance units or other commitments or instruments pursuant to which the Company is or may become obligated to issue or sell any of its shares or other securities, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire outstanding capital stock of the Company or any securities convertible into or exchangeable for any shares of capital stock of the Company, (iii) treasury shares of capital stock of the Company, (iv) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote, are issued or outstanding, (v) preemptive or similar rights to purchase or otherwise acquire shares or other securities of the Company pursuant to any provision of Law, the Company’s Organizational Documents or any Contract to which the Company is a party, or (vi) Lien (other than a Permitted Lien) with respect to the sale or voting of shares or securities of the Company (whether outstanding or issuable).

(c) With respect to the Company Options that were issued and remain outstanding as of the date of this Agreement, (i) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company board of directors, or a committee thereof and (ii) each Company Option was granted in compliance in all material respects with all applicable Laws and the terms and conditions of the Company Stock Plan. Except as described on Schedule 3.5(c) or as set forth in a Benefit Arrangement, no employee or other Person has an offer letter or other Contract or Benefit Arrangement that contemplates a grant of, or right to purchase or receive: (A) options, restricted stock unit awards or other equity awards with respect to the equity of the Company or (B) other securities of the Company, that in each case, have not been issued or granted as of the date of this Agreement. The treatment of Company Options under this Agreement, complies in all respects with applicable Law and with the terms and conditions of the Company Stock Plan and the applicable Company Option or award agreements.

(d) Upon the consummation of the Merger, Parent will own all of the issued and outstanding capital stock and equity securities of the Company free and clear of all Liens (other than Permitted Liens).

Section 3.6 Bankruptcy. Neither the Company nor any of its Subsidiaries is involved in any Proceeding by or against it as a debtor before any Governmental Authority under the United States Bankruptcy Code or any other insolvency or debtors’ relief act or Law or for the appointment of a trustee, receiver, liquidator, assignee, sequestrator or other similar official for any part of the Assets of the Company or any of its Subsidiaries. Neither the Company nor or any of its Subsidiaries is, and after giving effect to the consummation of the Transactions, will be “insolvent” within the meaning of Section 101(32) of title 11 of the United States Code or any applicable state fraudulent conveyance or transfer Law.

Section 3.7 Financial Statements. Attached hereto as Schedule 3.7 are true, complete and correct copies of (a) the audited balance sheet of the Company, and the related statement of operations, changes in stockholders’ equity and cash flows, for the fiscal year ended December 31, 2019 (collectively, the “Annual Financial Statements”) and (b) the audited balance sheet of the Company as of December 31, 2020 (the “Interim Balance Sheet” and, together with the Annual Financial Statements, the “Company Financial Statements”). The Company Financial Statements have been prepared on an accrual basis in conformity with U.S. GAAP (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto). The Company Financial Statements are complete and accurate in all material respects and fairly present, in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein, subject, in the case of the Company Financial Statements, to normal and year-end adjustments as permitted by GAAP. Except as otherwise noted therein, the Company Financial Statements (i) were prepared from the Books and Records of

Annex A-8

the Company; (ii) contain and reflect all necessary adjustments and accruals for a fair presentation in all material respects of the Company’s financial condition as of their dates; and (iii) contain and reflect adequate provisions for all material liabilities for all material Taxes applicable to the Company with respect to the periods then ended. The Company has delivered to Parent true, complete and correct copies of all “management letters” received by it from its accountants and all responses by lawyers engaged by the Company to inquiries from its accountant or any predecessor accountants since January 1, 2019. Since December 31, 2020 (the “Balance Sheet Date”), except as required by applicable Law or GAAP, there has been no material change in any accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice.

Section 3.8 Liabilities.

(a) Except (i) as set forth in the Company Financial Statements, (ii) for Liabilities incurred since the Balance Sheet Date in the Ordinary Course that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (iii) as set forth in Schedule 3.8(a), (iv) Liabilities under Contracts that relate to obligations that have not yet been performed, and are not yet required to be performed, or (v) for Liabilities incurred in connection with the Transactions, the Company has no Liabilities of a nature required to be reflected on a balance sheet of the Company prepared in accordance with GAAP.

(b) Set forth in Schedule 3.8(b) is a list of all Indebtedness of the Company and its Subsidiaries for borrowed money. Neither the Company nor any of its Subsidiaries has guaranteed any other Person’s Indebtedness for borrowed money.

Section 3.9 Internal Accounting Controls. The Company and its Subsidiaries have established a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations in all material respects; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with the Company’s historical practices and to maintain asset accountability in all material respects; (c) access to material assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for material assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.10 Absence of Certain Developments. Between the Balance Sheet Date and the date hereof, neither the Company nor any of its Subsidiaries has taken any action that, if such action were taken between the Balance Sheet Date and the date hereof, would have required Parent consent pursuant to Section 5.1. Neither the Company nor any of its Subsidiaries has received any grant or other financial support, financial benefits or relief from any Governmental Authority, including pursuant to any COVID-19 Law programs or under any COVID-19 Law.

Section 3.11 Accounts Payable. Other than as set forth on Schedule 3.11, the Company does not have any accounts receivable. The accounts payable of the Company reflected on the Company Financial Statements, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course consistent with past practice.

Section 3.12 Compliance with Law.

(a) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has been since January 1, 2018, is in, nor has any Liability in respect of any, violation of, and no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would constitute or result in a violation by the Company or any of its Subsidiaries of, or failure on the part of the Company or any of its Subsidiaries to comply with, or any Liability suffered or incurred by the Company or any of its Subsidiaries in respect of any violation of or material noncompliance with, any Laws and Orders or policies by Governmental Authority that are or were applicable to it or the conduct or operation of its business or the ownership or use of any of its Assets, and no Proceeding is pending, or to the Knowledge of the Company, threatened, alleging any such violation or noncompliance.

(b) The Company and each of its Subsidiaries has all Permits necessary for the conduct of its business as presently conducted, and (i) each of the Permits is in full force and effect; (ii) the Company and each of its Subsidiaries are in compliance with the terms, provisions and conditions thereof; (iii) there are no outstanding violations, notices of noncompliance, Orders or Proceedings adversely affecting any of the Permits; and (iv) no condition (including the execution of this Agreement and the other Transaction Documents to which the Company is

Annex A-9

a party and the consummation of the Transactions) exists and no event has occurred which (whether with or without notice, lapse of time or the occurrence of any other event) would reasonably be expected to result in the suspension or revocation of any of the Permits other than by expiration of the term set forth therein, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13 Title to Properties.

(a) Section 3.13(a) of the Disclosure Schedules sets forth as of the date hereof the address of each real property owned by the Company (the “Owned Real Property”). The Company and its Subsidiaries have good and marketable title to all Owned Real Property and valid leasehold interests in all Leased Real Property (as defined below), except where the failure to have such good and marketable title or valid leasehold interests would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. None of the Owned Real Property or Leased Real Property is subject to any Lien, except Permitted Liens.

(b) Schedule 3.13(b) hereto includes a true, complete and correct list, as of the date hereof, of (i) all Contracts under which the Company or any of its Subsidiaries leases, subleases, licenses or otherwise uses or occupies any real property as a lessee, sublessee, licensee or occupant thereof, whether in the Company’s or any Subsidiary’s capacity as lessee, sublessee, licensee, lessor, sublessor, or licensor, as the case may be (such Contracts are hereby referred to individually as a “Real Property Lease” and collectively, as the “Real Property Leases”) and (ii) the street address of the real property that is leased, subleased, licensed or otherwise used or occupied pursuant to each Real Property Lease (each, a “Leased Real Property” and collectively, the “Leased Real Properties”). The Company has made available to Parent true, complete and correct copies of all Real Property Leases. No Person other than the Company or any of its Subsidiaries has any option or right to terminate any of the Real Property Leases other than as expressly set forth in such Real Property Leases. There are no parties physically occupying or using any portion of any of the Leased Real Properties nor, to the Knowledge of the Company, do any other parties have the right to physically occupy or use any portion of the Leased Real Properties, in each case, other than the Company.

(c) As of the date hereof, (i) all required deposits and additional rents due to date pursuant to each Real Property Lease have been paid in full; (ii) neither the Company nor any Subsidiary has prepaid rent or any other amounts due under any Real Property Lease more than 30 days in advance; and (iii) no party has any rights of offset against any rents, required security deposits or additional rents payable under any Real Property Lease.

(d) The Company and each of its Subsidiaries owns good, valid and marketable title, free and clear of all Liens (other than Permitted Liens), to all of their respective material Assets which are tangible in nature. The Company and each of its Subsidiaries owns, leases under valid leases or has use of and/or valid access under valid agreements to all material facilities, machinery, equipment and other tangible Assets necessary for the conduct of their respective businesses as presently conducted, and all such facilities, machinery and equipment are in good working condition and repair and generally are adequate and suitable in all material respects for their present use, Ordinary Course wear and tear excepted.

Section 3.14 International Trade Matters; Anti-Bribery Compliance.

(a) The Company and its Subsidiaries currently are and, since January 1, 2018 have been, in material compliance with applicable Laws related to (i) anti-corruption or anti-bribery, including the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Anti-Corruption Laws”), (ii) economic sanctions administered, enacted or enforced by any Governmental Authority (collectively, “Sanctions Laws”), (iii) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”), (iv) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries; (v) anti-boycott regulations, as administered by the U.S. Department of Commerce; and (vi) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).

(b) Neither the Company, its Subsidiaries, nor any director or officer, nor any employee or agent of the Company or its Subsidiaries (acting on behalf of the Company or its Subsidiaries), is or is acting under the direction of, on behalf of or for the benefit of a Person that is, (i) the subject of Sanctions Laws or identified on

Annex A-10

any sanctions or similar lists administered by a Governmental Authority, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant Governmental Authority, as amended from time to time, or any Person owned or controlled by any of the foregoing (collectively, “Prohibited Party”); (ii) the target of any Sanctions Laws; (iii) located, organized or resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under Sanctions Laws, including, as of the date of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria; or (iv) an officer or employee of any Governmental Authority or public international organization, or officer of a political party or candidate for political office. Neither the Company, its Subsidiaries, nor any director or officer, nor, to the Knowledge of the Company, any employee or agent of the Company or its Subsidiaries (acting on behalf of the Company or its Subsidiaries), (A) has participated in any transaction involving a Prohibited Party, or a Person who is the target of any Sanctions Laws, or any country or territory that was during such period or is, or whose government was during such period or is, the target of comprehensive trade sanctions under Sanctions Laws, (B) has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any applicable Export Control Laws or (C) has participated in any transaction in violation of or connected with any purpose prohibited by Anti-Corruption Laws or any applicable International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(c) Neither the Company, nor its Subsidiaries, has received written notice of, nor, any of their respective officers, employees, agents or third-party representatives is or has been the subject of, any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under Anti-Corruption Laws, Sanctions Laws, Export Control Laws or International Trade Control Laws (including by virtue of having made any disclosure relating to any offense or alleged offense) and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

(d) Tango is not a U.S. business that (i) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies”; (ii) performs the functions set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure”; or (iii) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens, in each case as such terms in quotation marks are defined in the Defense Production Act of 1950.

Section 3.15 Tax Matters.

(a) The Company and its Subsidiaries have filed (taking into account all applicable extensions) when due all income and other material Tax Returns required by applicable Law to be filed with respect to the Company and each of its Subsidiaries, and all material Taxes (whether or not shown on any Tax Returns) of the Company and its Subsidiaries have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP, and all such Tax Returns were true, complete and correct in all material respects as of the time of such filing.

(b) There is no Proceeding, audit or claim now pending against, or with respect to, the Company or any of its Subsidiaries in respect of any Tax or assessment, nor is any Proceeding for additional Tax or assessment asserted in writing by any Governmental Authority that has not been resolved or settled in full.

(c) No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction, nor is any such assertion, to the Knowledge of the Company, threatened.

(d) Neither the Company nor any of its Subsidiaries is a party to any Contract (other than any such agreement solely between the Company and its existing Subsidiaries and any Contracts entered into in the Ordinary Course not relating primarily to Taxes) providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters.

(e) Except as set forth in Section 3.14(e) of the Disclosure Letter, the Company and each of its Subsidiaries have withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

Annex A-11

(f) There is no outstanding request for any extension of time within which to pay any Taxes or file any Tax Returns (other than extensions requested in Ordinary Course), and there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of the Company or any of its Subsidiaries that will remain outstanding as of the Closing Date.

(g) Neither the Company nor any of its Subsidiaries has distributed the stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(h) There are no Liens for Taxes upon any Assets of the Company or its Subsidiaries other than Permitted Liens.

(i) Neither the Company nor any of its Subsidiaries has been a party to or bound by any closing agreement, private letter rulings, technical advice memoranda, offer in compromise, or any other agreement with any Governmental Authority in respect of which the Company could have any material Tax Liability after the Closing.

(j) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company) or other comparable group for state, local or foreign Tax purposes and (ii) has Liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract (other than Contracts entered into in the Ordinary Course and not relating primarily to Taxes), or otherwise.

(k) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” required to be disclosed pursuant to Treasury Regulations Section 1.6011-4(b).

(l) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of any: (i) use of an improper or change in method of accounting for a Tax period ending prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any predecessor provision or any similar provision of state, local or foreign Law); or (v) prepaid amount received or deferred revenue accrued on or prior to the Closing outside the Ordinary Course.

(m) Neither the Company nor any of its Subsidiaries is required to include in income any amounts determined pursuant to Section 965 of the Code, or to make any deferred payments with respect thereto including pursuant to Section 965(h) of the Code.

(n) Neither the Company nor any of its Subsidiary has claimed any Tax credit or deferral pursuant to a COVID-19 Law.

Section 3.16 Intellectual Property.

(a) Schedule 3.16(a) sets forth a true, accurate and complete list of all (i) issued patents and pending patent applications, (ii) trademark registrations and pending trademark applications, (iii) registered copyrights and pending copyright applications, (iv) internet domain name registrations, (v) material unregistered trademarks; (vi) all trade secrets, provided however that the disclosure of trade secrets is made to the Knowledge of the Company and only includes a general description of such trade secrets; and (vii) and material proprietary software Intellectual Property, in each case that are owned by the Company or any of its Subsidiaries (collectively, and together with other Intellectual Property owned by the Company or any of its Subsidiaries, the “Scheduled Intellectual Property”). All of the registrations, applications, and issuance within the Scheduled Intellectual Property is subsisting, in full force and effect, and has not been cancelled, expired, abandoned, or otherwise terminated, and payment of all renewal and maintenance fees due in respect thereto, and all filings related thereto, have been duly made. To the Knowledge of the Company, all such registrations and issuances within the Scheduled Intellectual Property are valid. Immediately after the Closing, the Company and its Subsidiaries will continue to have the right to exploit all Owned Intellectual Property and Licensed Intellectual Property on substantially similar terms and conditions as the Company and its

Annex A-12

Subsidiaries enjoyed immediately prior to Closing. Except as set forth in Schedule 3.16(a), there are no annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Owned Intellectual Property within ninety (90) days after the date of this Agreement.

(b) The Company exclusively owns all right, title and interest in and to the Owned Intellectual Property free and clear of all Liens. Except as set forth on Schedule 3.16(b), (i) no Owned Intellectual Property is or has been, in the four (4) year period immediately prior to the date of this Agreement, the subject of any opposition, cancellation, or similar Proceeding before any Governmental Authority other than Proceedings involving the examination of applications for registration of Intellectual Property (e.g., patent prosecution Proceedings, trademark prosecution Proceedings, and copyright prosecution Proceedings), and to the Knowledge of the Company, no such Proceeding is or has been threatened in writing, (ii) neither the Company nor any of its Subsidiaries is subject to any injunction or other specific judicial, administrative, or other Order that restricts or impairs its ownership, registrability, enforceability, use or distribution of any Owned Intellectual Property, and (iii) neither the Company nor any of its Subsidiaries is or has been, in the four (4) year period immediately prior to the date of this Agreement, subject to any current Proceeding that the Company reasonably expects would materially and adversely affect the validity, use or enforceability of any Owned Intellectual Property, and to the Knowledge of the Company, no such Proceeding is or has been threatened in writing. The product candidate under development by the Company and methods of using the product candidate fall within the scope of the claims or one or more pending patent applications owned by, or exclusively licensed to, the Company.

(c) To the Knowledge of the Company, the Company or its Subsidiaries has valid, sufficient, subsisting and enforceable rights to use all Licensed Intellectual Property. The Company and each of its Subsidiaries is in compliance with all material contractual obligations in a Contract set forth on Schedule 3.25(f) and all applicable Contracts involving Public Software. The consummation of the Transactions will not, by itself, directly and immediately materially impair any rights of the Company or any of its Subsidiaries to any Owned Intellectual Property or Licensed Intellectual Property.

(d) To the Knowledge of the Company, the conduct of the business of the Company, including its Subsidiaries, as is currently conducted or conducted in the four (4) year period immediately preceding the date hereof, including any use of the Owned Intellectual Property as currently or previously used by the Company or any of its Subsidiaries in the four (4) year period immediately preceding the date here, does not infringe, misappropriate, or violate any Intellectual Property of any Person. Except as set forth in Schedule 3.16(d),there is no Proceeding pending or threatened in writing in which it is alleged that the Company or any of its Subsidiaries is infringing, misappropriating, or violating the Intellectual Property of any Person, and there is no existing fact or circumstances that to the Knowledge of the Company that would reasonably be expected to result in such a Proceeding.

(e) Schedule 3.16(e) sets forth a true, accurate, and complete list, as of the date of this Agreement, of pending Proceedings in which it is alleged that any Person is infringing, misappropriating or violating rights of the Company or any of its Subsidiaries to Owned Intellectual Property or Licensed Intellectual Property exclusively licensed to Company or any of its Subsidiaries. Except as would not have a Company Material Adverse Effect or except as set forth in Schedule 3.16(e), to the Knowledge of the Company, no Person is or was in the four (4) year period immediately preceding the date hereof infringing, violating or misappropriating the rights of the Company or any of its Subsidiaries in or to any Owned Intellectual Property or Licensed Intellectual Property exclusively licensed to Company or any of its Subsidiaries.

(f) Each current and former officer and employee, contractor and other Person involved in the development or creation of any Intellectual Property on behalf of the Company or any of its Subsidiaries has executed a written agreement with the Company or applicable Subsidiary (i) obligating such person to maintain the confidentiality of the Company’s or applicable Company Subsidiary’s confidential information both during and after the term of such Person’s employment or engagement; (ii) containing work-made-for-hire provisions for copyrightable Intellectual Property authored by such Person during the term of such Person’s employment or engagement; and (iii) assigning to the Company or Subsidiary all right, title, and interest in and to such Intellectual Property. To the Knowledge of the Company, there has not been any breach by any such Persons to any such agreement. No Governmental Authority or academic institution has any right to, ownership of, or right or royalties for, any Owned Intellectual Property.

Annex A-13

(g) The Company and each of its Subsidiaries have taken commercially reasonable steps to safeguard and maintain the secrecy and confidentiality of, and their proprietary rights in and to, non-public Owned Intellectual Property. To the Knowledge of the Company, no present or former officer, director, employee, agent, independent contractor, or consultant of the Company or any of its Subsidiaries has misappropriated any trade secrets or other confidential information of any other Person in the course of the performance of responsibilities to the Company or Subsidiary.

(h) The Company and its Subsidiaries have established and implemented, and are operating in material compliance with, policies, programs and procedures that are commercially reasonable and consistent with reasonable industry practices and include administrative, technical and physical safeguards, designed to protect the confidentiality and security of Sensitive Data in their possession, custody or control against unauthorized access, use, modification, disclosure or other misuse. The Company and its Subsidiaries maintain controls for all material information technology systems owned by the Company and/or its Subsidiaries, including computer hardware, software, networks, information technology systems, electronic data processing systems, telecommunications networks, network equipment, interfaces, platforms, peripherals, and data or information contained therein or transmitted thereby, including any outsourced systems and processes (collectively, the “Computer Systems”) that are designed to protect the Computer Systems against attacks (including virus, worm and denial-of-service attacks), unauthorized activities or access of any employee, hackers or any other person, and to otherwise maintain and protect the integrity, operation and security of such Computer Systems and all information (including Sensitive Data) stored thereon or transmitted thereby against loss, unauthorized access or other misuse, including the implementation of commercially reasonably data backup, disaster avoidance and recovery procedures, business continuity procedures and encryption technology. For the past twenty-four (24) months, the Computer Systems have not suffered any material failures, breakdowns, continued substandard performance, unauthorized intrusions or use, or other adverse events affecting any such Computer Systems that, in each case, have caused any substantial disruption of or interruption in or to the use of such Computer Systems, and there have not been any unauthorized access or use of any information (including Sensitive Data) stored thereon or transmitted thereby except as would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, the Company has remedied in all material respects any material privacy or data security issues identified in any privacy or data security audits of its businesses (including third-party audits of the Computer Systems). The Computer Systems are (i) sufficient in all material respects for the current operations of the Company and its Subsidiaries and, to the knowledge of the Company, all currently contemplated operations, and (ii) operate in material conformance with their documentation and without any material defect, unavailability, virus, malware or error.

(i) The Company has implemented and maintains, and has used commercially reasonable efforts to ensure that all providers of information technology services (the “IT Providers”) to the Company that involve or relate to the collection, storage, processing or transmission of sensitive information, including Personal Data and Protected Health Information, have implemented and maintain: (i) commercially reasonable administrative, technical, and physical safeguards designed to prevent the loss, alteration, or destruction of, or unauthorized access to or disclosure of, Personal Data and Protected Health Information and (ii) a security plan that is designed to (A) identify internal and external risks to the security of the confidential information included in Personal Data or Protected Health Information maintained by, or provided to, the Company; (B) implement, monitor and provide adequate and effective administrative, electronic (including technical safeguards, such as 128 bit encryption for all data at rest) and physical safeguards to control such risk; and (C) maintain notification procedures in compliance with applicable Laws in the case of any breach of security with respect to sensitive information, including Personal Data and Protected Health Information.

(j) To the Knowledge of the Company, since the Company’s inception, no IT Provider has experienced any breach of security or otherwise unauthorized use or access by or disclosure to third parties by any such IT Provider or its employees, consultants or contractors with respect to any Personal Data or Protected Health Information in the possession, custody or control of any such IT Provider.

(k) The Company and its Subsidiaries have in place and have previously had in place commercially reasonable policies (including a privacy policy), rules, and procedures (the “Privacy Policy”) regarding the Company’s and its Subsidiaries’ collection, use, processing, disclosure, disposal, dissemination, storage and protection of customers’ personal data. The Company and its Subsidiaries have materially complied with the then applicable Privacy Policy and all applicable Laws relating to the collection, use, storage and transfer of personal

Annex A-14

data. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not violate any such Privacy Policies and Company has provided Parent true, correct and complete copies of such Privacy Policies.

(l) Except as would not, individually or in the aggregate, have a Material Adverse Effect, no Proceedings are pending or, to the Knowledge of the Company, threatened in writing against the Company and/or its Subsidiaries relating to the collection, use, dissemination, storage and protection of personal data.

(m) Except as set forth in Schedule 3.16(m) none of the tangible embodiments of Owned Intellectual Property (including Software) is currently or was in the past distributed or used by the Company or any Subsidiary with any Public Software in a manner that requires that any of the Owned Intellectual Property (in whole or in part) or tangible embodiments thereof be dedicated to the public domain, disclosed, distributed in source code form, made available at no charge, or reverse engineered. Schedule 3.16(m) further identifies the Public Software with which such identified tangible embodiments were distributed or used, and the manner of such distribution or use, and how such Public Software was integrated or combined with or linked to any such tangible embodiments.

(n) The Company and the Subsidiaries are in actual possession and control of the source code of the software within the Owned Intellectual Property and all documentation, specifications and know-how related. Except as set forth on Schedule 3.16(n), no Person other than the Company and the Subsidiaries and their employees and contractors (i) has a right to access or possess any source code of the software within the Owned Intellectual Property, or (ii) will be entitled to obtain access to or possession of such source code as a result of the execution, delivery and performance of by the Company of this Agreement and the consummation of the Transactions.

(o) Schedule 3.16(o): (i) identifies each standards-setting organization (including ETSI, 3GPP, 3GPP2, TIA, IEEE, IETF, and ITU-R), university or industry body, consortium, other multi-party special interest group and any other collaborative or other group in which Company or any of its Subsidiaries is currently participating, or has participated in the past or applied for future participation in, including any of the foregoing that may be organized, funded, sponsored, formed or operated, in whole or in part, by any Governmental Authority, in all cases, to the extent related to any Intellectual Property (each a “Standards Body”); and (ii) sets forth a listing and description of the membership agreements and other Contracts, bylaws, policies, rules and similar materials relating to such Standards Bodies, to which Company or its Subsidiaries is bound (collectively, “Standards Agreements”). True, complete and correct copies of all Standards Agreements have been delivered to Company. Company and its Subsidiaries are not bound by, or has agreed to be bound by, any Contract (including any written licensing commitment), bylaw, policy, or rule of any Person that requires or purports to require Company or its Subsidiaries to contribute, disclose or license any Intellectual Property to such Person or its other members. Company and its Subsidiaries have not made any written Patent disclosures to any Standards Body. Company and its Subsidiaries are in material compliance with all Standards Agreements that relate to Intellectual Property. Company and its Subsidiaries are not engaged in any material dispute with any Standards Body with respect to any Intellectual Property or with any third Persons with respect to Company’s or its Subsidiaries’ conduct with respect to any Standards Body.

Section 3.17 Insurance.

(a) Schedule 3.17 sets forth, as of the date hereof, a true, complete and correct list of all fidelity bonds, letters of credit, cash collateral, performance bonds and bid bonds issued to or in respect of the Company and its Subsidiaries (collectively, the “Bonds”) and all policies of title insurance, liability and casualty insurance, property insurance, auto insurance, business interruption insurance, tenant’s insurance, workers’ compensation, life insurance, disability insurance, excess or umbrella insurance and any other type of insurance insuring the properties, Assets, employees and/or operations of the Company and its Subsidiaries (collectively, the “Policies”), including in each case the applicable coverage limits, deductibles and the policy expiration dates. All Policies and Bonds are of at least like character and amount as are carried by like businesses similarly situated, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b) All such Policies and Bonds are in full force and effect and will not in any way be affected by or terminated or lapsed by reason of the consummation of the Transactions. Neither (i) the Company nor any of its Subsidiaries is in default under any provisions of the Policies or Bonds, except as would not reasonably be expected to have a Company Material Adverse Effect, and there is no claim by the Company or any of its Subsidiaries or any other person, corporation or firm pending under any of the Policies or Bonds as to which coverage has been questioned, denied or disputed by the underwriters or issuers of such Policies or Bonds; and (ii) the Company nor

Annex A-15

any of its Subsidiaries has received any written notice from or on behalf of any insurance carrier or other issuer issuing such Policies or Bonds that insurance rates or other annual premium or fee in effect as of the date hereof will hereafter be substantially increased (except to the extent that insurance rates or other fees may be increased for all similarly situated risks), that there will be a non-renewal, cancellation or increase in a deductible (or an increase in premiums in order to maintain an existing deductible) of any of the Policies or Bonds in effect as of the date hereof.

Section 3.18 Litigation. As of the date hereof, there is no Proceeding pending or, to the Knowledge of the Company, threatened by or against the Company or its Subsidiaries or any of their predecessors or against any officer, director, shareholder, employee or agent of the Company or any of its Subsidiaries in their capacity as such or relating to their employment services or relationship with the Company, its Subsidiaries, or any of their Affiliates, and neither the Company nor any of its Subsidiaries is bound by any Order. As of the date hereof, the Company does not have any Proceeding pending against any Governmental Authority or other Person. To the Knowledge of the Company, there is no basis for any Material Vendor to assert a claim against the Company or any of its Subsidiaries based upon the Company entering into of this Agreement or the other Transaction Documents to which it is a party or the consummation of the Transactions.

Section 3.19 Bank Accounts; Powers of Attorney. Schedule 3.19 sets forth, as of the date hereof, a true, complete and correct list of each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which the Company and each of its Subsidiaries has an account or safe deposit box, including the names and identification of all Persons authorized to draw thereon or have access thereto.

Section 3.20 Material Vendors. Schedule 3.20 sets forth the twenty (20) largest vendors (including, without limitation, suppliers and manufacturers) of the Company and its Subsidiaries by expense, in each case for the 12-month period ended December 31, 2020 (each a “Material Vendor”). No such Material Vendor has terminated or adversely changed its relationship with the Company nor has the Company received written notification that any such Material Vendor intends to terminate or materially and adversely change such relationship or that such Material Vendor is not solvent. There are no currently pending or, to the Knowledge of the Company, threatened disputes between the Company and any of its Material Vendors that (a) could reasonably be expected to materially and adversely affect the relationship between the Company and any Material Vendor or (b) could reasonably be expected to materially and adversely affect the Company.

Section 3.21 Labor Matters.

(a) Since January 1, 2018, the Company and each of its Subsidiaries has complied in all material respects with all Laws relating to the hiring of employees and the employment of labor, including provisions thereof relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, and the collection and payment of withholding and/or social security Taxes. Since January 1, 2018, the Company and each of its Subsidiaries has met in all material respects all requirements required by Law or regulation relating to the employment of foreign citizens, including all requirements of Form I-9 Employment Verification, and neither the Company nor any of its Subsidiaries currently employs, and has never employed, any Person who was not permitted to work in the jurisdiction in which such Person was employed. Since January 1, 2018, to the Knowledge of the Company, the Company and each of its Subsidiaries has complied in all material respects with all Laws that could require overtime to be paid to any current or former employee of the Company and its Subsidiaries, and no employee has ever brought or, to the Knowledge of the Company, threatened to bring a claim for unpaid compensation or employee benefits, including overtime amounts.

(b) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is delinquent in material payments to any of its current or former employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such employees or in payments owed upon any termination of the employment of any such employees.

(c) There is no unfair labor practice complaint pending, or to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other Governmental Authority.

Annex A-16

(d) There is no labor strike, material dispute, slowdown or stoppage actually pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries. Since January 1, 2018, neither the Company nor any of its Subsidiaries has engaged in any location closing or employee layoff activities that would trigger notice or liability under the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing or mass layoff statute, rule or regulation.

(e) No labor union represents any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries. Since January 1, 2018, to the Knowledge of the Company, no labor union has taken any action with respect to organizing the employees of the Company or any of its Subsidiaries regarding their employment with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement or union contract.

(f) To the Knowledge of the Company, (i) no Key Employee or officer of the Company or any of its Subsidiaries is a party to or is bound by any confidentiality agreement, non-competition agreement or other contract (with any Person) that would materially interfere with: (A) the performance by such officer or Key Employee of any of his or her duties or responsibilities as an officer or employee of the Company or any of its Subsidiaries or (B) the Company’s business or operations; or (ii) no Key Employee or officer of the Company or any of its Subsidiaries, or any group of officers of the Company, has given written notice of their interest to terminate their employment with the Company, nor does the Company have any intention to terminate the employment of any of the foregoing.

(g) Except as set forth on Schedule 3.21(g), the employment of each of the Key Employees is terminable at will without any penalty or severance obligation of any kind on the part of the employer. All material sums due for employee compensation and benefits and all vacation time owing to any employees of the Company or any of its Subsidiaries have been duly and adequately accrued on the accounting records of the Company and its Subsidiaries.

(h) Since January 1, 2018, with regard to any individual who performs or performed services for the Company and who is not treated as an employee for Tax purposes by the Company and each of its Subsidiaries, to the Knowledge of the Company, the Company and its Subsidiaries have complied in all material respects with applicable Laws concerning independent contractors, including for Tax withholding purposes or Benefit Arrangement purposes and, to the Knowledge of the Company, neither the Company nor any Subsidiary has any Liability by reason of any individual who performs or performed services for the Company or any Subsidiary, in any capacity, being improperly excluded from participating in any Benefit Arrangement. Since January 1, 2018, to the Knowledge of the Company, each of the employees of the Company and the Subsidiaries has been properly classified by the Company and the Subsidiaries as “exempt” or “non-exempt” under applicable Law except as would not be material and adverse to the Company.

(i) Except as set forth on Schedule 3.21(i), since January 1, 2018 neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any director, officer or employee.

(j) Each current and former employee and officer, and where appropriate, each consultant, of the Company and its Subsidiaries has executed a form of proprietary information and/or inventions agreement or similar agreement. To the Knowledge of the Company, no current or former employees, officers or consultants are or were, as the case may be, in violation thereof, and the Company will take reasonable efforts to prevent any violation prior to Closing. Other than with respect to exclusions previously accepted by the Company involving works or inventions unrelated to the business of the Company and its Subsidiaries, no current or former employee, officer or consultant of the Company or any of its Subsidiaries has disclosed excluded works or inventions made prior to his or her employment or consulting relationship with the Company or any of its Subsidiaries from his, her or its assignment of inventions pursuant to such employee, officer or consultant’s proprietary information and inventions agreement.

Section 3.22 Employee Benefits.

(a) Schedule 3.22(a) sets forth an accurate and complete list of all material “Benefit Arrangements.” For purposes of this Agreement, “Benefit Arrangements” means all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and any other bonus, profit sharing, compensation, pension, severance, savings, deferred compensation, fringe benefit, insurance, welfare, post-retirement health or welfare benefit, health, life, stock option, stock purchase, restricted stock, company car, scholarship, relocation, disability, accident, sick pay, sick leave, accrued

Annex A-17

leave, vacation, holiday, termination, unemployment, individual employment, consulting, executive compensation, incentive, commission, payroll practices, retention, change in control, non-competition, or other plan, agreement, policy, trust fund, or arrangement (whether written or unwritten, insured or self-insured, formal or informal) maintained, sponsored, or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company or any of its Subsidiaries on behalf of any employee, officer, director, consultant or other service provider of the Company or any Subsidiary or under which the Company or any of its Subsidiaries has any potential Liability.

(b) With respect to each Benefit Arrangement, the Company has provided to Parent or its counsel a true and complete copy, to the extent applicable, of: (i) each writing constituting a part of such Benefit Arrangement and all amendments thereto, (ii) annual report and accompanying schedule for the previous three years; (iii) the current summary plan description and any material modifications thereto; (iv) the most recent annual financial and actuarial reports; (v) the most recent determination or opinion letter received by the Company or any Subsidiary from the IRS regarding the tax-qualified status of such Benefit Arrangement and (vi) written results of all required compliance testing for the previous three years.

(c) With respect to each Benefit Arrangement, (i) each Benefit Arrangement has been established, maintained and administered in all material respects in accordance with its express terms and with the requirements of ERISA, the Code and other applicable Law; (ii) there are no pending or, to the Knowledge of the Company, threatened actions, claims or lawsuits against or relating to the Benefit Arrangement or, to the Knowledge of the Company, against any fiduciary of the Benefit Arrangement with respect to the operation of such arrangements (other than routine benefits claims); (iii) each Benefit Arrangement intended to be qualified under Section 401(a) of the Code has received a favorable determination, or may rely upon a favorable opinion letter, from the Internal Revenue Service that it is so qualified and nothing has occurred since the date of such letter with respect to the operation of such Benefit Arrangement which could cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA or the Code; (iv) no such Benefit Arrangement is under audit or investigation by any Governmental Authority or regulatory authority; (v) all payments required to be made by the Company or any of its Subsidiaries under any Benefit Arrangement, any contract, or by Law (including all contributions (including all employer contributions and employee salary reduction contributions), insurance premiums or intercompany charges) since January 1, 2018 have been timely made or properly accrued and reflected in the most recent consolidated balance sheet prior to the date hereof, in accordance with the provisions of each of the Benefit Arrangement, applicable Law and GAAP, in each case, in all material respects; and (vi) to the Knowledge of the Company, there are no facts or circumstances that would be reasonably likely to subject the Company to any assessable payment under Section 4980H of the Code with respect to any period prior to the Closing Date.

(d) Since January 1, 2018, no Benefit Arrangement is, and none of the Company, any of its Subsidiaries, any corporation, trade, business, or entity that would be deemed a “single employer” with the Company or any Subsidiary within the meaning of Section 414(b), (c), (m), or (o) of the Code or Section 4001 of ERISA (each, an “ERISA Affiliate”), or any of their respective predecessors has contributed to, contributes to, has been required to contribute to, or otherwise participated in or participates in or in any way has any Liability with respect to any plan subject to Section 412, 430 or 4971 of the Code, Section 302 or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code), a “multiple employer plan” (as defined in Section 413 of the Code), a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 and 4069 of ERISA or Section 413(c) of the Code, or a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. Since January 1, 2018, no event has occurred and no condition exists that would subject the Company or the Subsidiaries by reason of its affiliation with any current or former ERISA Affiliate to any material and unpaid (i) Tax, penalty, fine, (ii) Lien or (iii) other Liability imposed by ERISA, the Code or other applicable Laws. None of the Benefit Arrangements provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA, or any other applicable Law.

(e) Except as specified in Schedule 3.22(e), neither the execution, delivery and performance of this Agreement or the other Transaction Documents to which the Company is a party nor the consummation of the Transactions will (either alone or in combination with another event) (i) result in any severance or other payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee,

Annex A-18

officer, director, consultant or other service provider of the Company and its Subsidiaries; (ii) limit or restrict the right of the Company or any Subsidiary to merge, amend or terminate any Benefit Arrangement; or (iii) result in the acceleration of the time of payment or vesting, or result in any payment or funding (through a grantor trust or otherwise) of any such compensation or benefits under, or increase the amount of compensation or benefits due under, any Benefit Arrangement.

(f) Neither the execution, delivery and performance of this Agreement or the other Transaction Documents to which the Company is a party nor the consummation of the Transactions will (either alone or in combination with another event) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) on account of the Transactions. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(g) Each Benefit Arrangement that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and has been administered in compliance with Section 409A of the Code.

(h) Each Benefit Arrangement that is subject to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Affordable Care Act”) has been established, maintained and administered in compliance with the requirements of the Affordable Care Act.

Section 3.23 Related Party Transactions.

(a) Schedule 3.23 sets forth a true, complete and correct list of the following (each such arrangement of the type required to be set forth thereon, whether or not actually set forth thereon, an “Affiliate Transaction”): (i) each Contract entered into between January 1, 2018 and the date hereof, between the Company or any of its Subsidiaries, on the one hand, and any current or former Affiliate of the Company or any of its Subsidiaries on the other hand; and (ii) all Indebtedness (for monies actually borrowed or lent) owed during the period beginning January 1, 2018 and ended on the date hereof by any current or former Affiliate to the Company or any of its Subsidiaries.

(b) None of the Stockholders nor any of their Affiliates own or have any rights in or to any of the material Assets, properties or rights used by the Company.

Section 3.24 Material Contracts. Schedule 3.24 sets forth a true, complete and correct list, as of the date hereof, of each of the following Contracts (other than Benefit Arrangements) to which the Company or any of its Subsidiaries is a party (each such Contract of the type required to be set forth thereon, whether or not actually set forth thereof, a “Material Contract”):

(a) Collective bargaining agreement or other Contract with any labor organization, union or association or Contract with a professional employer organization, or other Contract providing for co-employment of employees of the Company or any of its Subsidiaries, or Contract with a professional employer organization or co-employer organization or other Contract provision for co-employment of employees of the Company or its Subsidiaries;

(b) Contract that provides for a payment or benefit, accelerated vesting, upon the execution of this Agreement, the other Transaction Documents to which the Company is a party or the Closing in connection with any of the Transactions;

(c) Contract relating to Indebtedness, including the mortgaging, pledging or otherwise placing a Lien (other than Permitted Liens) on any Asset or group of Assets of the Company or any of its Subsidiaries and issuance of any Indebtedness by the Company or its Subsidiaries in excess of $150,000;

(d) any Real Property Lease or Contract under which the Company or any of its Subsidiaries is the lessee of or the holder or operator of any material personal property owned by any other Person;

Annex A-19

(e) Contract under which the Company or any of its Subsidiaries is the lessor of or permits any third Person to hold or operate any Owned Real Property, Leased Real Property or material personal property owned or controlled by the Company or any of its Subsidiaries;

(f) IP Contracts;

(g) Affiliate Contracts;

(h) Contracts involving any Governmental Authority other than Contracts for the sale of the Company’s products in the Ordinary Course;

(i) Contracts related to joint ventures, partnerships, relationships for joint marketing (other than co-marketed items) or joint development with another Person; and

(j) Contracts with Material Vendors.

Each Material Contract (x) is valid, binding and enforceable against the Company and its Subsidiaries, as the case may be, and, to the Knowledge of the Company, against each other party thereto, in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights and general principles of equity, and (y) is in full force and effect on the day hereof and the Company and its Subsidiaries, as the case may be, has performed all obligations, including the timely making of all payments, required to be performed by it under, and is not in default or breach of in respect of, any Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, each other party to each Material Contract has performed all obligations required to be performed by it under, including, but not limited to, the timely making of any payments, and is not in default or breach of in respect of, any Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. There has been made available to Parent a true, complete and correct copy of each of the Material Contracts listed on Schedule 3.24.

Section 3.25 Compliance with Privacy Laws, Privacy Policies and Certain Contracts.

(a) Except as set forth on Schedule 3.25(a):

(i) the Company, its officers, directors, managers, employees, to the Knowledge of the Company, the Company’s agents, subcontractors and vendors to whom Company has given access to Personal Data or Protected Health Information, are and have been at all times since the Company’s inception, in compliance in all material respects with all applicable Privacy Laws;

(ii) (A) since the Company’s inception, the Company has not been charged in or identified as a target or subject of, or threatened to be charged in or identified as a target or subject of, an investigation, audit or inquiry under any Privacy Law and (B) to the Knowledge of the Company, the Company is not currently under investigation or review with respect to any suspected or actual violation of any Privacy Law;

(iii) since the Company’s inception, there has been no loss, damage or unauthorized access, use, disclosure or modification, or breach of security, with respect to the Company’s collection, creation, use, disclosure, transmission, storage or maintenance of Personal Data or Protected Health Information maintained by or on behalf of the Company (including, to the Knowledge of the Company, by any agent, subcontractor or vendor of the Company);

(iv) no Person, including any Governmental Authority, has made any written claim or commenced any Proceeding with respect to any violation of any Privacy Law by the Company or, and, to the Knowledge of the Company, a subcontractor, agent or vendor of the Company, and the Company has not been given written notice of any criminal, civil or administrative violation of any Privacy Law, in any case including any claim or action with respect to any loss, damage or unauthorized access, use, disclosure, modification, or breach of security, of Personal Data or Protected Health Information maintained by or on behalf of the Company (including by any agent, subcontractor or vendor of the Company); and

Annex A-20

(v) neither the Company nor, to the Knowledge of the Company, any subcontractor agent or vendor of the Company, has incurred any breach of “unsecured protected health information” (as defined in 45 C.F.R. Part 164, Subpart D) and has not been required to report any breach of such “unsecured protected health information”.

(b) The Company has implemented, maintains and at all times since the Company’s inception has maintained reasonable and appropriate policies and procedures to maintain the privacy and security of Personal Data and Protected Health Information in accordance with the Privacy Laws (collectively the “Privacy Statements”). The Company complies in all respects with all applicable Privacy Laws, including regulations promulgated by the U.S. Federal Trade Commission and the U.S. Department of Health and Human Services, and any of their respective sub-agencies, as well as any state agency or similar Governmental Authority. The Company’s use and disclosure of Personal Data or Protected Health Information is and at all times since the Company’s inception has been in compliance with such Privacy Statements, the Privacy Laws and with all applicable Contracts to which the Company is a party.

(c) All activities conducted by the Company with respect to any Protected Health Information or Personal Data are permitted under applicable Privacy Laws, and the Contracts relating to Personal Data or Protected Health Information.

(d) Each Contract between the Company and a customer of the Company contains all the terms and conditions that the Company is required to include therein under the Company’s Contracts with its vendors and suppliers.

Section 3.26 Compliance with Health Care Laws and Certain Contracts. Except as set forth on Schedule 3.26(a):

(a) the Company, including the conduct of its business, is and has been at all times since the Company’s inception in compliance in all material respects with all applicable Health Care Laws;

(b) (A) since the Company’s inception, the Company has not been charged in or identified as a target or subject of, or threatened to be charged in or identified as a target or subject of, an investigation, audit or inquiry by any Person or Governmental Authority under any Health Care Law and (B) to the Knowledge of the Company, the Company is not currently under investigation or review with respect to any suspected or actual violation of any Health Care Law;

(c) no Person, including any Governmental Authority, has made any written claim or commenced any Proceeding with respect to any violation of any Health Care Law by the Company or, to the Knowledge of the Company, a subcontractor or agent of the Company, and the Company has not been given written notice of any potential criminal, civil or administrative violation of any Health Care Law;

(d) none of the Company or any of its current officers, directors, managers, employees or, to the Knowledge of the Company, any of its agents or subcontractors has engaged or is engaging, in any activities which are cause for civil monetary or criminal penalties or mandatory or permissive exclusion from any Medicare, Medicaid or any other similar reimbursement program (each, a “Health Care Program”); and

(e) none of the Company or its officers, directors, managers, employees, or, to the Knowledge of the Company, its agents or subcontractors has been, is currently or imminently will be excluded, debarred, suspended, or otherwise ineligible to participate in any Health Care Program or has been charged with or convicted of a criminal offense that falls within the scope of 42 U.S.C. § 1320a-7(a), but has not yet been excluded, debarred, suspended, or otherwise declared ineligible;

(f) the Company has truthfully and accurately completed and submitted all applications, forms and filings required to be submitted to all Governmental Authorities, and their contractors, with respect to accessing eligibility information or claims systems, or submitting claims or appeals on behalf of its customers;

(g) the Company has obtained, maintains and has maintained at all times all required registrations and enrollments with all Governmental Authorities, with respect to accessing eligibility information or claims systems, or submitting claims or appeals on behalf of its customers; and

(h) the Company has made available to Parent all written communications with Governmental Authorities, or their contractors, regarding disputes, inquiries or investigations pertaining to the Company’s access to such claims system and has resolved all such disputes, inquiries, and investigations.

Annex A-21

Section 3.27 SEC Matters. The information relating to the Company supplied by the Company for inclusion in the Form S-4 or the Proxy Statement, as applicable, will not as of the Form S-4 Effective Date and date on which the Proxy Statement (or any amendment or supplement thereto) is first distributed to Parent Stockholders or at the time of Parent Stockholder Meeting contain any statement which, at such time and in light of the circumstances under which they were made, are false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading.

Section 3.28 Brokers and Other Advisors. Except as set forth on Schedule 3.28, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Company.

Section 3.29 Disclaimer of Other Representations and Warranties. Except for the representations and warranties contained in this Article III, none of the Company, the Company Subsidiaries or any other Person makes any express or implied representation or warranty, either written or oral, with respect the Company or any Company Subsidiary, and the Company and the Company Subsidiaries expressly disclaim any other representations or warranties, whether made by the Company, any Company Subsidiary or any other Person (including their respective Affiliates, officers, directors, managers, employees, agents, representatives or advisors). Without limiting the generality of the foregoing, except for the representations and warranties contained in this Article III (as modified by the Disclosure Schedules), the Company hereby expressly disclaims any other representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or representatives (including any opinion, information, projection or advice that may heretofore have been or may hereafter be made available to Parent or its Affiliates or representatives, whether in any “data rooms,” “management presentations,” or “break-out sessions”, in response to questions submitted by or on behalf of Parent or otherwise by any director, manager, officer, employee, agent, advisor, consultant, or representative of the Company or any of their respective Affiliates).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents, filed with or furnished to the SEC prior to the date of this Agreement (other than any risk factor disclosures or other similar cautionary or predictive statements therein), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date:

Section 4.1 Organization, Qualification and Standing. Each of Parent and Merger Sub are duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and each is qualified to do business and in good standing in every jurisdiction in which its operations require it to be so qualified. The Organizational Documents of each of Parent and Merger Sub are in full force and effect. Neither Parent nor Merger Sub is not in violation of its Organizational Documents.

Section 4.2 Authority; Enforceability. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform their respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Transaction Documents to which either is a party, and the consummation by Parent and Merger Sub of the Transactions, has been duly authorized and approved by their respective boards of directors and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent or Merger Sub of this Agreement, the other Transaction Documents to which either is a party, and the consummation by them of the Transactions. This Agreement and the other Transaction Documents to which either is a party have been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, or similar Law affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

Annex A-22

Section 4.3 Non-contravention. Neither the execution and delivery of this Agreement or the other Transaction Documents to which either is a party by Parent or Merger Sub, nor the consummation by Parent and Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (a) conflict with or violate any provision of the Organizational Documents of Parent or Merger Sub or (b) assuming that the authorizations, consents and approvals referred to in Section 4.7 are obtained and the filings referred to in Section 4.7 are made, (i) violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets, (ii) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or Merger Sub under, any of the terms, conditions or provisions of any contract or other agreement to which Parent or Merger Sub is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clause (ii), for such violations, conflicts, Losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

Section 4.4 Brokers and Other Advisors. Except for the deferred underwriting commissions in the amount of $5,836,250, in the aggregate, payable to SVB Leerink LLC (“SVB Leerink”) and Goldman Sachs & Co. (“Goldman Sachs”), as described in the Parent SEC Documents (the “Business Combination Fees”), there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent or its Affiliates who might be entitled to any fee or commission from the Parent or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Transaction Documents.

Section 4.5 Capitalization.

(a) The authorized share capital of Parent consists of 30,000,000 shares of Parent Common Stock, of which 21,377,250 shares of Parent Common Stock are issued and outstanding as of the date hereof and 1,000,000 shares of Parent Preferred Stock, of which none are issued and outstanding as of the date hereof. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Delaware Law, Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in Parent’s Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Common Stock or any capital equity of Parent. Other than as set forth in the Parent SEC Documents, and any promissory notes that may be issued by the Sponsor to the Parent for working capital purposes that are set forth on Schedule 4.5 there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Parent or obligating Parent to issue or sell any shares of capital stock of, or any other interest in, Parent. Parent does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. Except as set forth in the Parent SEC Documents, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the shares of Parent Common Stock. There are no outstanding contractual obligations of the Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) Other than Merger Sub, Parent does not directly or indirectly own, or hold any rights to acquire, any capital stock or any other securities or interests in any other Person.

Section 4.6 Issuance of Shares. The Merger Consideration, when issued in accordance with this Agreement, will be duly authorized and validly issued, fully paid and nonassessable.

Section 4.7 Consents; Required Approvals. Assuming the truth and accuracy of the Company’s representations and warranties contained in Section 3.3, no notices to, filings with, or authorizations, consents or approvals of any Governmental Authority are necessary for the execution, delivery or performance of this Agreement, the other Transaction Documents to which either is a party or the consummation by Parent and/or Merger Sub of the Transactions, except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware by the Company, and (b) the HSR Filing.

Annex A-23

Section 4.8 Trust Account. As of March 31, 2021, Parent has $166,809,388.80 in the trust account established by Parent for the benefit of its Parent Public Stockholders at Morgan Stanley Smith Barney LLC (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by Continental pursuant to the Investment Management Trust Agreement, dated as of September 2, 2020, between the Parent and Continental (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. Parent has complied in all respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, by Continental. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect and/or that would entitle any Person (other than the payment of the Business Combination Fees payable to SVB Leerink and Goldman Sachs, for deferred underwriting commissions as described in the Parent SEC Documents and the Parent Public Stockholders who elect to redeem their shares of Parent Common Stock pursuant to Parent’s Certificate of Incorporation), to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (x) to pay income and other tax obligations from any interest income earned in the Trust Account or (y) to redeem Parent Common Stock in accordance with the provisions of the Parent’s Organizational Documents.

Section 4.9 Employees.

(a) Other than any officers as described in the Parent SEC Documents and consultants and advisors in the Ordinary Course, Parent and Merger Sub have never employed any employees or retained any contractors.

(b) Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the Trust Account, neither Parent nor Merger Sub has any unsatisfied material Liability with respect to any officer or director.

(c) Parent and Merger Sub have never, and do not currently, maintain, sponsor, or contribute to or have any Liability pursuant to any plan, program or arrangement that would fall under the definition of “Benefit Arrangement” determined as if such definition referenced Parent instead of the Company (“Parent Benefit Arrangement”).

Section 4.10 Tax Matters. For purposes of this Section 4.10, any reference to “Parent” shall also include Merger Sub.

(a) Parent has filed (taking into account all applicable extensions) when due all income or other material Tax Returns required by applicable Law to be filed by Parent, all material Taxes (whether or not shown on any Tax Returns) due and owing by Parent have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP, and all such Tax Returns were complete and correct in all material respects as of the time of such filing.

(b) There is no material Proceeding, audit or claim now in progress against Parent in respect of any Tax, nor has any Proceeding for additional Tax been asserted in writing by any Governmental Authority that has not been resolved or settled in full.

(c) No written claim has been made by any Governmental Authority in a jurisdiction where Parent has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction, nor is any such assertion, to the Knowledge of the Parent, threatened.

(d) Parent is not a party to any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar agreement (other than Contracts entered into in the Ordinary Course and not relating primarily to Taxes).

(e) Parent has withheld and paid all material Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

Annex A-24

(f) There is no outstanding request for any extension of time within which to pay any material Taxes or file any material Tax Returns (other than extensions requested in the Ordinary Course), and there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Taxes of Parent that will remain outstanding as of the Closing Date.

(g) Parent has not distributed the stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(h) There are no Liens for Taxes upon any Assets of Parent other than Permitted Liens.

(i) Parent has not been a party to or bound by any closing agreement, private letter rulings, technical advice memoranda, offer in compromise, or any similar agreement with any Governmental Authority in respect of which Parent could have any material Tax Liability after the Closing. Parent does not have any request for a ruling in respect of Taxes pending between Parent and any Governmental Authority.

(j) Parent (i) has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or other comparable group for state, local or foreign Tax purposes and (ii) has no Liability for the Taxes of any Person (other than Parent) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract (other than Contracts entered into in the Ordinary Course and not relating primarily to Taxes), or otherwise by Law.

(k) Parent has not participated in a “listed transaction” required to be disclosed pursuant to Treasury Regulations Section 1.6011-4(b).

(l) Parent will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of any: (i) use of an improper or change in method of accounting for a Tax period ending prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any predecessor provision or any similar provision of state, local or foreign Law); or (v) prepaid amount received or deferred revenue accrued on or prior to the Closing.

(m) Parent is not required to include in income any amounts determined pursuant to Section 965 of the Code, or to make any deferred payments with respect to Section 965(h) of the Code.

(n) Parent has not claimed any Tax credit or deferral pursuant to a COVID-19 Law.

(o) Parent is not aware of the existence of any fact, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

Section 4.11 Listing. Parent Common Stock is listed on Nasdaq with trading ticker BCTG. There is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent by Nasdaq or the SEC with respect to any intention by such entity to prohibit or terminate the listing of Parent Common Stock on Nasdaq.

Section 4.12 Reporting Company. Parent is a publicly held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the shares of Parent Common Stock are registered pursuant to Section 12(b) of the Exchange Act. There is no Proceeding pending or, to Parent’s Knowledge, threatened in writing against Parent by the SEC with respect to the deregistration of Parent Common Stock under the Exchange Act. Parent has taken no action in an attempt to terminate the registration of Parent Common Stock under the Exchange Act.

Section 4.13 Undisclosed Liabilities. Parent has no Liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the Parent Financial Statements that are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent, except: (a) Liabilities provided for in or otherwise disclosed in the balance sheet included in the most recent Parent Financial Statements or in the notes to the most recent Parent Financial Statements, and (b) such Liabilities arising in the ordinary course of Parent’s business since the date of the most recent Parent Financial Statement, none of which, individually or in the aggregate, would have a Parent Material Adverse Effect taken as a whole.

Annex A-25

Section 4.14 Parent SEC Documents and Parent Financial Statements.

(a) Parent has timely filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto (the “Parent SEC Documents”), and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Parent SEC Documents”). Parent has heretofore furnished to the Company true and correct copies of all amendments and modification that have not been filed by Parent with the SEC to all agreements, documents and other instruments that previously had been filed by Parent with the SEC and are currently in effect. The Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 4.14, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) Each of the financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the Parent SEC Documents and Additional Parent SEC Documents is in conformity with GAAP (applied on a consistent basis), Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated and each is complete and fairly presents, in all material respects, the financial position, results of operations and cash flows of Parent as at the respective dates thereof and for the respective periods indicated therein.

(c) Parent has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Parent SEC Document (the “Parent Certifications”). Each of the Parent Certifications is true and correct.

(d) Parent maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning Parent and other material information required to be disclosed by Parent in the reports and other documents that it files or furnishes under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of Parent’s SEC filings and other public disclosure documents. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act.

(e) Parent maintains a standard system of accounting established and administered in accordance with GAAP. Parent has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Parent has delivered to the Company, to the extent applicable, a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of Parent to Parent’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of Parent to record, process, summarize and report financial data.

(f) Parent has no off-balance sheet arrangements. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

Annex A-26

(g) Neither Parent nor, to the Knowledge of Parent, any manager, director, officer, employee, auditor, accountant or representative of Parent has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Parent has engaged in questionable accounting or auditing practices or fraud. No attorney representing Parent, whether or not employed by Parent, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent board of directors (or any committee thereof) or to any director or officer of Parent. Since Parent’s inception, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Parent board of directors or any committee thereof.

(h) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(i) There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent and Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(j) Except as and to the extent set forth in Parent SEC Documents, neither Parent nor Merger Sub has any Liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of Parent’s and Merger Sub’s business.

(k) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 4.15 Business Activities. Since its incorporation, Parent has not conducted any business activities other than activities directed toward completing a business combination (as defined in Parent’s Organizational Documents). Merger Sub was formed solely for the purpose of engaging in the Transactions and have not engaged in any business activities or conducted any operations or incurred any obligation or Liability, other than as contemplated by this Agreement. Except as set forth in Parent’s Organizational Documents, there is no agreement, commitment, or Order binding upon Parent or to which Parent is a party that has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Parent, any acquisition of property by Parent or the conduct of business by Parent as currently conducted or as contemplated to be conducted as of the Closing. Other than Merger Sub, Parent does not own directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

Section 4.16 Parent Contracts. Except as disclosed in the Parent SEC Documents, as of the date hereof, Parent is not party to any Contract (other than nondisclosure agreements (containing customary terms) to which Parent is a party that were entered into in the Ordinary Course).

Section 4.17 PIPE Financing. Parent has delivered to the Company a true, correct and complete copy of each Subscription Agreement executed on or prior to the date hereof, pursuant to which certain Persons who have committed to purchasing Parent Common Stock in connection with the Transactions prior to the Closing (each, a “Parent Investor”). To the Knowledge of Parent, each Subscription Agreement is in full force and effect and is legal, valid and binding upon Parent and the applicable Parent Investor, enforceable in accordance with its terms. As of the date hereof, each Subscription Agreement has not been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the Knowledge of Parent, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in each Subscription Agreement have not been withdrawn, terminated or rescinded by the applicable Parent Investor in any respect. As of the date hereof, there are no side letters or Contracts to which Parent or Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by each Subscription Agreement or the Transactions other than as expressly set forth in this Agreement, each Subscription Agreement or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to the Company. Parent has, and to the Knowledge of Parent, each Investor has, complied with all of its obligations under each Subscription Agreement. There are

Annex A-27

no conditions precedent or other contingencies related to the consummation of the purchases set forth in each Subscription Agreement, other than as expressly set forth in each Subscription Agreement. No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Parent or, to the Knowledge of Parent as of the date hereof, any Parent Investor, (ii) assuming the conditions set forth in Section 8.1 and Section 8.2 will be satisfied, constitute a failure to satisfy a condition on the part of Parent or, to the Knowledge of Parent as of the date hereof, the applicable Parent Investor or (iii) assuming the conditions set forth in Section 8.1 and Section 8.2 will be satisfied, to the Knowledge of Parent as of the date hereof, result in any portion of the amounts to be paid by each Parent Investor in accordance with each Subscription Agreement being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 8.1 and Section 8.2 will be satisfied, Parent has no reason to believe that any of the conditions to the consummation of the purchases under each Subscription Agreement will not be satisfied, and, as of the date hereof, Parent is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

Section 4.18 Litigation. (a) There is no Proceeding pending, or to the Knowledge of Parent, threatened against Parent or Merger Sub or any of their respective properties or rights, and (b) none of Parent nor Merger Sub is subject to any outstanding Order. As of the date hereof, there are no Proceedings (at Law or in equity) or investigations pending or, to the Knowledge of Parent, threatened, seeking to or that would reasonably be expected to prevent, hinder, modify, delay or challenge the Transactions.

Section 4.19 Independent Investigation. Parent acknowledges that it has conducted its own independent review and analysis of the business, operations, enrollment, assets, liabilities, results of operations, financial condition and prospects of the Company, and acknowledges that the Company has provided Parent with adequate access to the personnel, properties, premises and books and records of the Company for this purpose.

Section 4.20 Information Supplied. None of the information supplied or to be supplied by Parent expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s stockholders with respect to the solicitation of proxies to approve the Transactions will, at the date of filing and/or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or that is included in the Parent SEC Documents).

Section 4.21 Investment Company. Parent is not as of the date of this Agreement, nor upon the Closing will be, an “investment company,” a company controlled by an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

Section 4.22 Lockup. All existing lock up agreements between Parent and any of its stockholders or holders of any other securities of Parent entered into in connection with the IPO provide for a lock up period that is in full force and effect.

Section 4.23 Insider Letter Agreement. The letter agreement, dated September 2, 2020, between Parent and the Insiders, pursuant to which the Insiders agreed that if Parent solicits approval of its stockholders of an initial business combination the Insiders will vote all shares of Parent Common Stock beneficially owned by such Insider whether acquired before, in or after the IPO, in favor of such business combination, is in full force and effect (the “Insider Letter Agreement”).

Section 4.24 Board Approval. Parent’s board of directors (including any required committee or subgroup of such boards) has, as of the date of this Agreement, unanimously (a) declared the advisability of the Merger and other transactions contemplated by this Agreement, (b) determined that the Merger and other transactions contemplated hereby are in the best interests of the stockholders of Parent, (c) determined that the transactions contemplated hereby constitutes a “business combination” as such term is defined in Parent’s Organizational Documents and (d) resolved to recommend that the stockholders of Parent approve each of the matters requiring the Parent Required Vote and directed that this Agreement and the Merger, be submitted for consideration by the stockholders of Parent.

Annex A-28

Section 4.25 Vote Required. The affirmative vote of the holders of a majority of the shares of Parent Common Stock entitled to vote thereon and present in person, virtually or by proxy at a meeting in which a quorum is present (the “Parent Required Vote”) is the only vote of the holders of any class or series of Parent’s capital stock necessary to obtain approval of the Merger and this Agreement.

Section 4.26 Disclaimer of Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Parent’s Affiliates or any other Person makes any express or implied representation or warranty with respect to Parent, and Parent expressly disclaims any other representations or warranties, whether made by Parent or any other Person (including its Affiliates, officers, directors, employees, agents, representatives or advisors).

ARTICLE V

COVENANTS AND AGREEMENTS OF THE COMPANY

Section 5.1 Conduct of Business of the Company. Except as contemplated by this Agreement, set forth on Schedule 5.1, or as required by applicable Law, during the period from the date of this Agreement until the earlier of the Effective Time or valid termination of this Agreement pursuant to Article IX, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed and may be given as set forth below), the Company and each of its Subsidiaries (a) shall use commercially reasonable efforts to (i) conduct its business in the Ordinary Course, and (ii) preserve its goodwill, keep available the services of its officers and employees, and maintain satisfactory relationships with customers and vendors and (b) shall not:

(i) amend its Organizational Documents;

(ii) adopt a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization, or otherwise merge or consolidate with or into any other Person;

(iii) (A) issue, sell, pledge, amend, grant, create a Lien upon, or authorize the issuance, sale, pledge, amendment, grant or creation of a Lien upon, any equity interests of the Company or any of its Subsidiaries, or Company Options, convertible securities, or other commitments or instruments pursuant to which the Company or any of its Subsidiaries may become obligated to issue or sell any of its shares of capital stock or other securities, or the holders may have the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or its Subsidiaries may vote, other than the (1) issuance of shares of Company Capital Stock upon the exercise, exchange or conversion of Company Options, convertible securities or other commitments or instruments or (2) the issuance of Company Options in accordance with the Company Stock Plan as in effect of the date hereof; (B) split, combine, subdivide or reclassify any of its shares of capital stock, (C) declare, set aside or pay any dividend or other distribution with respect to shares of its capital stock other than dividends from a Subsidiary of the Company, or (D) redeem, purchase or otherwise acquire any of its shares of capital stock, other than (1) forfeitures of unvested Company Options, (2) redemptions, repurchases or acquisitions of unvested Company Restricted Stock from former employees, non-employee directors and consultants, or (3) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of the Company Options;

(iv) (A) make, cancel or compromise any loans, advances, guarantees or capital contributions to any Person other than (1) a Subsidiary of the Company or (2) not in excess of $500,000 in the aggregate or (B) incur, assume, accelerate or guarantee any Indebtedness other than (1) Indebtedness under the Credit Agreement as amended as of the date hereof and as amended or restated from time to time with respect to any amendment or restatement of the Credit Agreement for purposes of funding any activity of the Company or its Subsidiaries that does not require Parent consent pursuant to this Section 5.1 or (2) not in excess of $500,000 in the aggregate;

(v) make or commit to make any capital expenditures except (A) as contemplated by the Company’s current budget, (B) in the Ordinary Course, or (C) such expenditures as do not exceed $500,000 in the aggregate;

Annex A-29

(vi) acquire, transfer, mortgage, assign, sell, lease, create a Lien upon (other than Permitted Liens) or otherwise dispose of or pledge, any Asset of the Company or any of its Subsidiaries other than (A) in the Ordinary Course. (B) any such tangible Assets at the end of their useful lives, (C) out of redundancy, (D) pursuant to Contracts in effect as of the date hereof, or (E) in the aggregate up to $500,000;

(vii) commence any Proceeding or release, assign, compromise, settle, waive or abandon any pending or threatened Proceeding, other than any such Proceeding that would not reasonably be expected to result in damages or otherwise have a value, individually in excess of $500,000;

(viii) except as required under the terms of any Benefit Arrangement disclosed in Schedule 3.22, applicable Law or in the Ordinary Course: (1) grant or announce any increase in salaries, bonuses, severance, termination, retention or change-in-control pay, or other compensation and benefits payable or to become payable by the Company or any of its Subsidiaries to any current or former employee, or (2) adopt, establish or enter into any plan, policy or arrangement that would constitute a Benefit Arrangement if it were in existence on the date hereof, other than in the case of the renewal of group health or welfare plans;

(ix) enter into, amend, terminate or extend any collective bargaining agreement or any other agreement with, a labor or trade union, employee association or works council;

(x) change its fiscal year or any material method of accounting or material accounting practice, except for any such change required by GAAP;

(xi) terminate (other than expiration in accordance with its terms) or amend any material term of any Material Contract in a manner that would adversely affect the Company following the Closing;

(xii) assign, transfer, abandon, modify, waive, terminate, fail to renew, let lapse or otherwise fail to maintain or otherwise change any material Permit, except in the Ordinary Course;

(xiii) make (inconsistent with past practices), revoke or change any Tax election, adopt or change any Tax accounting method or period, file an amended Tax Return, enter into any closing agreement or settlement, settle any Tax claim or assessment, in each case unless such action would not have the effect of materially increasing the Tax Liability of Parent, the Company or their Affiliates for any taxable period (or portion thereof) beginning after the Closing Date or such action is required as a result of a final determination by a Governmental Authority or as otherwise required by applicable Law;

(xiv) grant, modify, abandon, dispose of or terminate any rights relating to any Intellectual Property of the Company and its Subsidiaries, other than in the Ordinary Course, or otherwise permit any of its rights relating to any Intellectual Property to lapse (other than in the Ordinary Course, as required under any IP Contract made available to Parent prior to the execution of this Agreement, or registrations for trademarks that are no longer in use by, are not planned to be used in the future by, and are no longer being maintained by Company and its Subsidiaries);

(xv) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment; or

(xvi) agree or commit to do, or resolve, authorize or approve any action to do, any of the foregoing, or take any action or omission that would result in any of the foregoing.

Provided, however, that nothing in the Section 5.1 shall require Company to do or not do anything that would be reasonably expected to violate applicable antitrust or competition Law, including the HSR Act.

The Company shall be permitted to request consent from Parent in writing (including by electronic mail) by delivering written notice (including by electronic mail) to any of the individuals specified on Schedule 5.1. For purposes of this Section 5.1, Parent shall respond (including by return email) to such request as promptly as practicable, and if Parent does not respond (including by return email) to any request within two Business Days after the Company delivers such written request for consent to Parent (including at the email addresses set forth in Schedule 5.1 or such other email addresses as Parent shall specify in a notice delivered in accordance with Section 10.10), Parent shall be deemed to have provided its prior written consent to the taking of such action.

Annex A-30

Section 5.2 Access to Information. From and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide to Parent and its authorized Representatives reasonable access (which access will be under the supervision of the Company’s personnel) to the personnel, books, records, properties, financial statements, internal and external audit reports, regulatory reports, Contracts, Permits, commitments and any other reasonably requested documents and other information of the Company and its Subsidiaries during normal business hours (in a manner so as to not interfere with the normal business operations of the Company or any of its Subsidiaries) and use commercially reasonable efforts to cause the employees, legal counsel, accountants and representatives of the Company to reasonably cooperate with the Parent in its investigation of the Company; provided that no investigation pursuant to this Section 5.2 shall affect any representation or warranty given by the Company. All of such information shall be treated as confidential information pursuant to the terms of the Non-Disclosure Agreement. Notwithstanding anything herein to the contrary, Parent and Merger Sub shall not, without the prior written consent of the Company, make inquiries of Persons having business relationships with the Company (including suppliers, customers and vendors) regarding the Company or such business relationships. From and after the Closing, the Non-Disclosure Agreement shall terminate and be of no force and effect with respect to any information relating to the Company and its Subsidiaries.

Section 5.3 Additional Financial Information. Within five Business Days following the execution of this Agreement, the Company shall provide Parent with the Company’s audited financial statements for the twelve month periods ended, December 31, 2020 and 2019 consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve month period ended on such date, and the audited consolidated cash flow statements for the twelve month period ended on such date (the “Year End Financials”). If the Company does not deliver the Year End Financials within such five Business Day period, Parent shall have the right to terminate this Agreement in accordance with Article IX. Subsequent to the delivery of the Year End Financials, the Company’s consolidated interim financial information for each quarterly period thereafter shall be delivered to Parent no later than 40 calendar days following the end of each quarterly period (the “Required Financial Statements”). If the Company does not timely deliver the Required Financial Statements, Parent shall have the right to terminate this Agreement in accordance with Article IX here. All of the financial statements to be delivered pursuant to this Section 5.3, shall be prepared under U.S. GAAP in accordance with requirements of the PCAOB for public companies. The Year End Financials and the Required Financial Statements shall be accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with U.S. GAAP, except as otherwise indicated in such statements and subject to year-end audit adjustments (other than with respect to the Year End Audited Financials for the period ending December 31, 2019). The Company will promptly provide additional Company financial information reasonably requested by Parent for inclusion in the Proxy Statement and any other filings to be made by Parent with the SEC.

Section 5.4 Lock-Up. Prior to the Closing, the Company shall cause those persons set forth on Schedule 5.4 to enter into an agreement with Parent to be effective as of the Closing, pursuant to which the Merger Consideration shall be subject to a lock-up for a period of 180 days (the “Lock-Up Period”) from the Closing Date (the “Lock-up Agreement”) in substantially the form attached hereto as Exhibit D.

Section 5.5 Notice of Changes. The Company shall give prompt written notice to Parent of (a) any representation or warranty made by the Company contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 8.2(a) would not be satisfied, (b) any breach of any covenant or agreement of the Company contained in this Agreement such that the condition set forth in Section 8.2(b) would not be satisfied (c) any event, circumstance or development that would reasonably be expected to have a Company Material Adverse Effect and (d) any Proceeding initiated by or against the Company or its Subsidiaries or any of their predecessors or against any officer or director of the Company or any of its Subsidiaries in their capacity as such in an amount in controversy equal to or greater than $500,000 as set out in the filings related to such Proceeding; provided, however, that in each case (i) no such notification shall affect the representations, warranties, covenants, agreements or conditions to the obligations of the Parties under this Agreement and (ii) no such notification shall be deemed to amend or supplement the Disclosure Schedules or to cure any breach of any covenant or agreement or inaccuracy of any representation or warranty.

Annex A-31

Section 5.6 D&O Insurance; Indemnification of Officers and Directors.

(a) From and after the Closing Date through the sixth anniversary of the Closing Date, Parent shall cause (i) the Organizational Documents of Parent to contain provisions no less favorable to the current or former directors, managers, officers or employees of the Company or Parent (collectively, “D&O Indemnitees”) with respect to limitation of certain liabilities, advancement of expenses and indemnification than are set forth as of the date of this Agreement in the Organizational Documents of the Company or Parent, as applicable, which provisions in each case, except as required by Law, shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the D&O Indemnitees with respect to any acts or omissions occurring at or prior to the Closing.

(b) Prior to the Closing Date, Parent may purchase, at the expense of the Surviving Corporation, a directors’ and officers’ liability tail insurance policy on terms and conditions satisfactory to Parent for all of the officers and directors of Parent as of immediately prior to the Merger, with respect to claims arising from facts and events that occurred prior to the Closing Date.

(c) The provisions of this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee for all periods ending on or before the Closing Date and may not be changed with respect to any officer or director without his or her written consent.

(d) On the Closing Date, Parent shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Parent with the post-Closing directors and officers of Parent, which indemnification agreements shall continue to be effective following the Closing.

Section 5.7 Tax Matters. The Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or Tax proceeding. Such cooperation shall include the retention and (upon the another Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1 Operations of Parent Prior to the Closing. Between the date hereof and the Closing, and except as contemplated by this Agreement or with the prior written approval of the Company (which consent shall not be unreasonably withheld, conditioned or delayed and may be given as set forth below), Parent shall, and shall cause Merger Sub (a) to use commercially reasonable efforts to (i) conduct their respective businesses in the Ordinary Course and (ii) keep available the services of their respective officers, and (b) to not take any of the following actions:

(i) make any amendment or modification to any of Parent’s Organizational Documents or Merger Sub’s Organizational Documents, other than in connection with an amendment to extend the date by which the Merger may be consummated;

(ii) take any action in violation or contravention of any of Parent’s Organizational Documents, Merger Sub’s Organizational Documents, applicable Law or any applicable rules and regulations of the SEC or Nasdaq;

(iii) terminate or amend any material provision of any Contract to which Parent is a party to;

(iv) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such equity securities or other security interests, other than in connection with the PIPE Financing;

Annex A-32

(v) make any redemption or purchase of its equity interests, except pursuant to the Offer;

(vi) amend, modify, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, the Trust Agreement or any other Contract related to the Trust Account;

(vii) make or allow to be made any reduction or increase in the Trust Amount, other than as expressly permitted by Parent’s Organizational Documents and the Trust Agreement;

(viii) amend, modify, waive any provision of, terminate, or otherwise compromise in any way, any Subscription Agreement;

(ix) incur any loan or Indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Parent or Merger Sub or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person for Indebtedness;

(x) merge or consolidate with or acquire any other Person or business or be acquired by any other Person or enter into any joint venture, partnership, joint marketing or joint development with another Person;

(xi) take any action or enter into any transaction, the effect of which might reasonably be expected to impair, delay, or prevent any required approvals, including expiration of the waiting period of the HSR Act, under antitrust or competition Law;

(xii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xiii) adopt any Parent Benefit Arrangements not in existence as of the date hereof (excluding any renewal or replacement of any Parent Benefit Arrangements in existence as of the date hereof in the ordinary course), other than the Equity Incentive Plan;

(xiv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, except for redemptions from the Trust Account that are required pursuant to Parent’s Organizational Documents;

(xv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, except for redemptions from the Trust Account that are required pursuant to Parent’s Organizational Documents;

(xvi) change its fiscal year or any material method of accounting or material accounting practice, except for any such change required by GAAP;

(xvii) make (inconsistent with past practice), revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file an amended material Tax Return, enter into any material closing agreement, settlement or settle any material Tax claim or assessment;

(xviii) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment; or

(xix) agree or commit to do, or resolve, authorize or approve any action to do, any of the foregoing, or take any action or omission that would result in any of the foregoing.

Parent shall be permitted to request consent from the Company in writing (including by electronic mail) by delivering written notice (including by electronic mail) to any of the individuals specified on Schedule 6.1(b). For purposes of this Section 6.1, the Company shall respond (including by return email) to such request as promptly as practicable, and if the Company does not respond (including by return email) to any request within two Business

Annex A-33

Days after Parent delivers such written request for consent to the Company (including at the email addresses set forth in Schedule 6.1(b) or such other email addresses as Parent shall specify in a notice delivered in accordance with Section 10.10), the Company shall be deemed to have provided its prior written consent to the taking of such action.

Section 6.2 Listing. Parent shall use its commercially reasonable efforts: (i) to maintain its existing listing on The Nasdaq Capital Market until the Closing Date and to obtain approval of the listing of the combined company on The Nasdaq Capital Market; (ii) without derogating from the generality of the requirements of clause “(i)” and to the extent required by the rules and regulations of Nasdaq, to (x) prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in the Merger and (y) to cause such shares to be approved for listing (subject to notice of issuance) on The Nasdaq Capital Market; and (iii) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this section.

Section 6.3 Trust Account. Parent has established the Trust Account from the proceeds of the IPO and from certain private placements occurring simultaneously with the IPO for the benefit of the Parent Public Stockholders and certain parties (including the underwriters of the IPO). Prior to the Closing, Parent shall disburse monies from the Trust Account only (x) to pay income and other tax obligations from any interest income earned in the Trust Account or (y) to redeem Parent Common Stock in accordance with the provisions of Parent’s Organizational Documents. The Trust Agreement will not be amended or modified prior to the Effective Time.

Section 6.4 Insider Letter Agreement. Parent shall ensure that the Insider Letter Agreement shall not be amended, modified, terminated, waived or supplemented and shall remain in full force and effect, and that the Insiders shall vote in favor of this Agreement and the Merger and the other Parent Proposals in accordance with the terms thereof.

Section 6.5 Parent Public Filings. From the date hereof through the Closing, Parent will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 6.6 Section 16 Matters. Prior to the Closing, the board of directors of Parent, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Merger Consideration pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Parent following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

Section 6.7 Notice of Changes. Parent shall give prompt written notice to the Company of (a) any representation or warranty made by Parent or Merger Sub contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 8.3(a) would not be satisfied, (b) any breach of any covenant or agreement of Parent or Merger Sub contained in this Agreement such that the condition set forth in Section 8.3(b) would not be satisfied, (c) any event, circumstance or development that would reasonably be expected to have a Parent Material Adverse Effect; and (d) any Proceeding initiated by or against the Parent or its Subsidiaries or any of their predecessors or against any officer or director of the Parent or any of its Subsidiaries in their capacity; provided, however, that in each case (i) no such notification shall affect the representations, warranties, covenants, agreements or conditions to the obligations of the Parties under this Agreement and (ii) no such notification shall be deemed to cure any breach of any covenant or agreement or inaccuracy of any representation or warranty.

Section 6.8 Adoption of Equity Incentive Plan. Prior to the Closing Date, Parent shall approve and adopt an Equity Incentive Plan in substantially the form attached hereto as Exhibit H (with such changes as may be agreed in writing by Parent and the Company, the “Equity Incentive Plan”) and an employee stock purchase plan in substantially in the form attached hereto as Exhibit I (with such changes as may be agreed in writing by Parent and the Company, the “ESPP”) with share reserves and shares issuable to be included in the respective plans (as applicable) as are mutually agreed to by the parties prior to the Closing, subject to any applicable SEC disclosure requirements in connection therewith.

Annex A-34

ARTICLE VII

ACTIONS PRIOR TO THE CLOSING

Section 7.1 No Shop. From the date hereof through the earlier of (a) the Closing Date, and (b) the date that this Agreement is properly terminated in accordance with Article VIII, neither the Company, on the one hand, nor the Parent, on the other hand, shall, and such Persons shall use commercially reasonable efforts to cause each of their respective members, officers, directors, Affiliates, managers, consultants, employees, representatives and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage, participate, enter into discussions or negotiations with, or make any proposal to, any Person concerning any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction (including, without limitation, providing any due diligence materials), (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. In the event that there is an unsolicited proposal for, or an indication of an interest in entering into, an Alternative Transaction, communicated orally or in writing to the Company or Parent or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within one Business Day after receipt) advise the other Party orally and in writing of such Alternative Proposal and the material terms and conditions of such Alternative Proposal (including any changes thereto). The Company and Parent shall keep the other Party informed on a reasonably current basis of material developments with respect to any such Alternative Proposal. From and after the date hereof, the Company, on the one hand, and the Parent, on the other hand, shall, instruct their officers and directors to, and such parties shall instruct and cause its representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to an Alternative Transaction.

Section 7.2 Efforts to Consummate the Transactions.

(a) Subject to the terms and conditions herein provided, each of Parent, Merger Sub and the Company shall use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger (including the satisfaction, but not waiver, of the closing conditions set forth in Article VIII). Without limiting the foregoing, Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement. Each of Parent, Merger Sub and the Company shall use reasonable best efforts to obtain consents of any Governmental Authority necessary to consummate the Transactions, including to make all filings contemplated under the HSR Act as promptly as practicable and, in any event, shall each file the Notification and Report Form under the HSR Act, if required, no more than ten (10) Business Days after the as of the date of this Agreement. The parties agree to request at the time of filing early termination of the applicable waiting period under the HSR Act.

(b) Without limiting the foregoing, the Parties agree to use reasonable best efforts to (1) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of oral communications, advise the other of) any communications from or with any Governmental Authority with respect to the this Agreement or the Transactions contemplated hereby, (2) permit the other to review and discuss in advance, and consider in good faith the view of the other in connection with, any proposed written or oral communication with any Governmental Authority, (3) not participate in any substantive meeting or have any substantive communication with any Governmental Authority unless it has given the other party a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate therein, (4) furnish the other Party’s outside legal counsel with copies of all filings and communications between it and any such Governmental Authority with respect to this Agreement and the transactions contemplated hereby; provided that such material may (a) be redacted as necessary (I) to comply with contractual arrangements, (II) to address legal privilege concerns, or (III) to remove references concerning the valuation of the parties or (b) be designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside counsel or outside economic consultants to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials; and (5) furnish the other Party’s outside legal counsel with such necessary information and reasonable assistance as the other Party’s outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Authority.

Annex A-35

(c) In the event any Proceeding by any Governmental Authority or other Person is commenced which questions the validity or legality of the Merger or seeks damages in connection therewith, Parent, Merger Sub and the Company agree to cooperate and use their reasonable best efforts to defend against such Proceeding and, if an injunction or other Order is issued in any such Proceeding, to use reasonable best efforts to have such injunction or other Order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the Merger.

(d) Notwithstanding the foregoing, nothing in this Section 7.2 shall require, or be construed to require, Parent, Merger Sub or the Company or any of their respective Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Parent, Merger Sub or the Company or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests; or (iii) any modification or waiver of the terms and conditions of this Agreement.

(e) The Company shall use its commercially reasonable efforts to obtain or provide, as applicable, at the earliest practicable date, all consents, approvals and notices listed in Schedule 7.2(e). The Company shall keep Parent apprised of its efforts undertaken by reason of this (e) and the results of such efforts including by giving Parent copies of consents obtained and notices provided.

Section 7.3 PIPE Financing. Unless otherwise approved in writing by the Company, which approval shall not be unreasonably withheld, Parent shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, in each case, other than as a result of any assignment or transfer contemplated therein or permitted thereby. Subject to the immediately preceding sentence and in the event that all conditions in the Subscription Agreements have been satisfied, Parent shall use its commercially reasonable efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Parent the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms.

Section 7.4 Cooperation with Proxy Statement; Other Filings.

(a) The Company shall promptly provide to Parent such information concerning the Company and the Stockholders as is either required by the federal securities Laws, or reasonably requested by Parent for inclusion in the Form S-4 (as hereinafter defined) and Offer Documents (as hereinafter defined). As promptly as practicable after the receipt by Parent from the Company of all such information relating to the Company, Parent shall prepare and file with the SEC, and with all other applicable regulatory bodies, a Registration Statement on Form S-4 (the “Form S-4”), which shall include proxy materials in the form of a proxy statement (the “Proxy Statement”) for the purpose of soliciting proxies from holders of Parent Common Stock to, among other things, vote in favor of the adoption the Parent Proposals at the Parent Stockholder Meeting. All Parent Common Stock issuable in the Merger shall be registered in the Form S-4. Parent shall promptly respond to any SEC comments on the Form S-4.

(b) Parent (i) shall permit the Company and its counsel to review and comment on the Form S-4/Proxy Statement, and all exhibits, amendments or supplements thereto (or other related documents); (ii) shall consider any such comments in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company and its counsel in connection therewith; and (iii) shall not file the Form S-4/Proxy Statement, or any exhibit, amendment or supplement thereto without the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed. As promptly as practicable after receipt thereof, Parent shall provide to the Company and its counsel notice and a copy of all correspondence (or, to the extent such correspondence is oral, a complete summary thereof), including any comments from the SEC or its staff, between Parent or any of its representatives, on the one hand, and the SEC, or its staff or other government officials, on the other hand, with respect to the Form S-4/Proxy Statement, and, in each case, shall consult with the Company and its counsel concerning any such correspondence. Parent shall not file any response letters to any comments from the SEC without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4/Proxy Statement or any amendment or supplement thereto has been filed with the SEC, when all SEC comments to the Form S-4/Proxy Statement have been cleared and when the Form S-4/Proxy Statement will be, and is, declared effective.

Annex A-36

(c) Promptly following the date on which the Form S-4/Proxy Statement is declared effective by the SEC (the “Form S-4 Effective Date”), Parent shall distribute the Proxy Statement to the holders of Parent Common Stock and, pursuant thereto, shall call a Parent Stockholder Meeting in accordance with its Organizational Documents and the DGCL to (i) solicit proxies from such holders to vote in favor of the adoption of this Agreement and the Merger and the approval of the other matters presented to Parent Stockholders for approval or adoption at Parent Stockholder Meeting, including, without limitation, the Parent Proposals (as hereinafter defined), and (ii) provide its stockholders the opportunity to elect to effect a redemption as contemplated in Section 7.4(f) below. The prospectus included in the Form S-4 shall be distributed to the Company Stockholders in connection with the solicitation of the Company Stockholder Approval.

(d) Parent and the Company shall comply with all applicable provisions of and rules under the Securities Act and Exchange Act and all applicable Laws of the State of Delaware and Nasdaq, in the preparation, filing and distribution of the Form S-4/Proxy Statement (or any amendment or supplement thereto), as applicable, the solicitation of proxies under the Proxy Statement and the calling and holding of Parent Stockholder Meeting. Without limiting the foregoing, Parent shall ensure that the Form S-4, as of the Form S-4 Effective Date, and the Proxy Statement, as of the date on which it is first distributed to Parent Stockholders, and as of the date of Parent Stockholder Meeting, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished by the Company for inclusion in the Form S-4/Proxy Statement). If at any time prior to Closing, a change in the information relating to Parent or any other information furnished by Parent for inclusion in the Form S-4/Proxy Statement, which would make the preceding sentence incorrect, should be discovered by Parent, it shall promptly notify the Company of such change. If at any time prior to Closing, a change in the information relating to the Company or any other information furnished by the Company for inclusion in the Form S-4/Proxy Statement, which would make the preceding sentence incorrect, should be discovered by the Company, it shall promptly notify Parent of such change. In connection therewith, the Company shall instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company to reasonably cooperate with Parent as relevant if required to achieve the foregoing.

(e) In the Proxy Statement, Parent shall seek, in accordance with Parent’s Organizational Documents and applicable securities Laws, rules and regulations, including the DGCL and rules and regulations of Nasdaq, from the holders of Parent Common Stock, approval of certain proposals, including (i) adoption and approval of the Second Amended and Restated Certificate of Incorporation of Parent set forth in Exhibit E, with effect from the Closing, increasing the number of authorized shares of Parent Common Stock for issuance, and changing Parent’s name to “Tango Therapeutics, Inc.” (including any separate or unbundled proposals as may be required to implement the foregoing); (ii) approval of the issuance of more than 20% of the issued and outstanding shares of Parent Common Stock to the Stockholders in connection with the Merger as well as any other approval that may be required under the Nasdaq rules; (iii) approval of the issuance of more than 20% of the issued and outstanding shares of Parent Common Stock in connection with the PIPE Financing; (iv) approval of the appointment of the Company’s Designees to the Post-Closing Board of Directors as contemplated by Section 1.6; (v) approval of the Equity Incentive Plan and the ESPP as provided in Section 6.8; (vi) approval to adjourn the Parent Stockholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to either establish a quorum or to approve and adopt any of the foregoing, provided that, without the consent of the Company, in no event shall Parent adjourn the Parent Stockholders Meeting for more than ten (10) Business Days later than the most recently adjourned meeting; and (vii) approval to obtain any and all other mutually agreed upon approvals necessary or advisable to effect the consummation of the Merger (the proposals set forth in the forgoing clauses (i) through (vii) are referred to as the “Parent Proposals”).

(f) Parent, with the assistance of the Company, shall use its reasonable best efforts to cause the Form S-4/Proxy Statement to “clear” comments from the SEC and the Form S-4 to become effective as promptly as reasonably practicable. Concurrently with the dissemination of the Proxy Statement, Parent shall commence (within the meaning of Rule 14d-2 under the Exchange Act) an offer to the Parent Public Stockholders to redeem all or a portion of their Parent Common Stock, up to that number of Parent Common Stock that would permit Parent to maintain net tangible assets of at least $5,000,001, all in accordance with and as required by Parent’s Organizational Documents, applicable Law, and any applicable rules and regulations of the SEC (the “Offer”). In accordance with Parent’s Organizational Documents, the proceeds held in the Trust Account will be used for the redemption of Parent Common Stock held by Parent Public Stockholders who have elected to redeem such Parent Common Stock.

Annex A-37

(g) Parent shall extend the Offer for any minimum period required by any rule, regulation, interpretation or position of the SEC, Nasdaq or the respective staff thereof that is applicable to the Offer, and pursuant to Parent’s Organizational Documents. Nothing in this Section 7.4(g) shall (i) impose any obligation on Parent to extend the Offer beyond the Outside Date or (ii) be deemed to impair, limit or otherwise restrict in any manner the right of Parent to terminate this Agreement in accordance with Article VIII.

(h) Notwithstanding anything else to the contrary in this Agreement or any Transaction Document, Parents may make any public filing with respect to the Merger to the extent required by applicable Law; provided, however, Parent (i) shall permit the Company and its counsel to review and comment on any such filing and all exhibits, amendments or supplements thereto (or other related documents); (ii) shall consider any such comments in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company and its counsel in connection therewith; and (iii) shall not file any such filing or any exhibit, amendment or supplement thereto without the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed.

Section 7.5 Stockholder Vote; Recommendation of Parent’s Board of Directors. Parent, through Parent’s board of directors, shall recommend that Parent’s stockholders vote in favor of adopting and approving all Parent Proposals, and Parent shall include such recommendation in the Proxy Statement. Parent’s board of directors shall not withdraw, amend, qualify or modify its recommendation to the shareholders of Parent that they vote in favor of the Parent Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Parent, a “Modification in Recommendation”).

Section 7.6 Parent Stockholders’ Meeting.

(a) Parent shall take all action necessary under applicable Law to, in consultation with the Company, establish a record date for, call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote on Parent Proposals at the Parent Stockholders’ Meeting. Parent Stockholders’ Meeting shall be held as promptly as practicable, in accordance with applicable Law and Parent’s Organizational Documents, after the Form S-4 Effective Date, but in no event later than 30 days following the Form S-4 Effective Date. Parent shall take reasonable measures to ensure that all proxies solicited in connection with Parent Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent (after consultation with the Company) reasonably believes that (i) it will not receive proxies sufficient to obtain the Parent Required Vote for each Parent Proposal, whether or not a quorum would be present or (ii) it will not have sufficient Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting in compliance with the DGCL and Parent’s Organizational Documents, as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

(b) Promptly following the execution of this Agreement, Parent shall approve and adopt this Agreement and approve the Merger and the Transactions, in its capacity as the sole stockholder of Merger Sub.

Section 7.7 Form 8-K; Press Releases.

(a) As promptly as practicable after execution of this Agreement, but no later than two Business Days thereafter, Parent will file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, a copy of which has been provided to the Company prior to the date of this Agreement and which the Company may review and comment upon prior to filing. Promptly after the execution of this Agreement, Parent and the Company shall also issue a joint press release announcing the execution of this Agreement, in form and substance mutually acceptable to Parent and the Company.

(b) Prior to the Closing, Parent and the Company shall prepare a mutually agreeable press release announcing the consummation of the Merger (the “Closing Press Release”). Concurrently with the Closing, Parent shall distribute the Closing Press Release and, as soon as practicable thereafter, file a Current Report on Form 8-K with the SEC.

Section 7.8 Fees and Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if

Annex A-38

the Closing shall occur, Parent shall pay or cause to be paid, the Company Transaction Expenses and the Parent Transaction Expenses related to the Merger and the Transactions. Notwithstanding the foregoing, fees for the HSR Filing shall be paid one-half by the Company and one-half by Parent. For the avoidance of doubt, any payments to be made (or to cause to be made) by Parent pursuant to this Section 7.8 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.

Section 7.9 Section 368 Reorganization. Notwithstanding any other provision in this Agreement, the Company Disclosure Schedule or the Parent Disclosure Schedule to the contrary, each of the Parties shall, and shall cause each of their respective Affiliates to, not take any action that would reasonably be expected to prevent or impede the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 7.10 Stockholder Litigation. In the event that any litigation related to this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby is brought, or, to the Knowledge of Parent, threatened in writing, against Parent or the Board of Directors of Parent by any of Parent’s stockholders prior to the Closing, Parent shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Parent shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation without prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) There shall not be any Order or Law in effect that restrains, enjoins, prevents, prohibits or make illegal the consummation of the Merger;

(b) The Merger and each of the Parent Proposals (other than the Parent Proposals described in Section 7.4(e)(v)-(vii)) have been approved by the Parent Required Vote in accordance with the provisions of Parent’s Organizational Documents and the DGCL;

(c) The Parent’s initial listing application in connection with the Transactions shall have been approved by Nasdaq so that immediately following the Merger, Parent satisfies any applicable initial and continuing listing requirements of Nasdaq;

(d) After giving effect to all redemptions of Parent Common Stock pursuant to the Offer, Parent shall have net tangible assets of at least $5,000,001 upon consummation of the Merger;

(e) All consents, approvals and actions of, filings with and notices to any Governmental Authority required to consummate the Transactions shall have been made or obtained;

(f) The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement; and

(g) All required filings under the HSR Act shall have been completed and any applicable waiting period, any extensions thereof, and any commitments by the parties not to close before a certain date under a timing agreement entered into with a Governmental Authority shall have expired or otherwise been terminated.

Section 8.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) The Fundamental Representations (other than Section 3.5(a)) set forth in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing, except the Fundamental Representations (other than Section 3.5(a)) made as of an earlier date or time, which need be true and correct only as of such earlier date or time. Section 3.5(a) shall be true and correct in all material respects as of the date hereof and

Annex A-39

as of the Closing, except (i) for the portions of Section 3.5(a) made as of an earlier date or time, which need be true and correct only as of such earlier date or time and (ii) for breaches of Section 3.5(a) that, in the aggregate, would not result in a misrepresentation as to securities of the Company valued at less than $250,000. The representations of the Company set forth in this Agreement other than the Fundamental Representations shall be true and correct as of the date hereof and as the Closing except (i) for representations and warranties that speak as of a specific date or time (which need be true and correct only as of such date or time) and (ii) for breaches of the representations and warranties of the Company set forth in Article III (other than the Fundamental Representations) that, in the aggregate, would not have a Company Material Adverse Effect;

(b) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

(c) Since the date of this Agreement, here shall not be any event that is continuing that would individually, or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(d) Parent shall have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c);

(e) The Company Preferred Stock Conversion shall have been consummated;

(f) The Company shall have executed and delivered to the Parent a copy of each Transaction Document to which it is a party;

(g) The Stockholders set forth on Schedule 8.2(g) shall have executed and delivered to Parent the applicable Lock-Up Agreements;

(h) Parent shall have received a certificate, signed by an officer of the Company, certifying that true, complete and correct copies of the Organizational Documents of the Company and each of its Subsidiaries, as in effect on the Closing Date, are attached to such certificate;

(i) Parent shall have received copies of third party consents set forth on Schedule 8.2(j) in form and substance reasonably satisfactory to the Parent, and no such consents have been revoked and the PIPE Financing and such listing shall have been approved by Nasdaq subject to official notice of issuance;

(j) Parent shall have received a certificate, signed by an officer of the Company, certifying that true, complete and correct copies of the resolutions of the directors of the Company authorizing the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and performance by the Company of the Transactions, including the Merger, having been duly and validly adopted and being in full force and effect as of the Closing Date, are attached to such certificate; and

(k) The Company shall have delivered to Parent a certificate of good standing with respect to the Company from State of Delaware.

Section 8.3 Conditions to Obligation of the Company. The obligation of the Company and the Stockholders to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects, on and as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent of changes or developments contemplated by the terms of this Agreement and (ii) for such representations and warranties that speak as of a specific date or time (which need be true and correct only as of such date or time);

(b) Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date;

(c) Since the date of this Agreement, here shall not be any event that is continuing that would individually, or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect;

(d) Parent shall have executed and delivered to the Company copy of each Transaction Document to which it is a party;

Annex A-40

(e) Parent shall have delivered to the Company a certificate, signed by an officer of the Company, certifying true, complete and correct copies of (i) the resolutions duly adopted by the Parent Required Vote at the Parent Stockholders’ Meeting and by the sole stockholder of the Merger Sub approving the Merger and the consummation of the Transactions contemplated by this Agreement and the other Transaction Documents; (ii) certified copies of the resolutions duly adopted by Parent’s board of directors and Merger Sub’s board of directors authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents to which each is a party and performance by Parent and the Merger Sub of the Transactions, including the Merger, each having been duly and validly adopted and being in full force and effect as of the Closing Date; and (iii) written resignations, in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by (X) all officers of Parent and (Y) all persons serving as directors of Parent immediately prior to the Closing;

(f) Parent shall have delivered to the Company a certificate, signed by an officer of Parent, certifying that true, complete and correct copies of the Organizational Documents of Parent and Merger Sub, as in effect on the Closing Date, are attached to such certificate;

(g) Parent shall have delivered to the Company certificates of good standing with respect to Parent and Merger Sub from their respective applicable jurisdictions of incorporation;

(h) Parent and any person that is currently an Affiliate of the Company that will be deemed an Affiliate of Parent after Closing shall have entered into an amended and restated registration rights agreement in substantially the form attached hereto as Exhibit G (the “Registration Rights Agreement”);

(i) A supplemental listing shall have been filed with Nasdaq as of the Closing Date to list the shares constituting the Merger Consideration and such listing shall have been approved by Nasdaq, subject to official notice of issuance;

(j) Except for shares of Parent Common Stock (i) issued pursuant to the PIPE Financing, and (ii) to be issued pursuant to this Agreement, from the date of this Agreement through the Closing, no shares of Parent Common Stock shall have been issued to any Person in an amount or on terms other than those approved with the prior written consent of the Company;

(k) The Company shall have received the Resignation Letters of each of the directors and officers of Parent;

(l) The Parent board of directors shall have adopted and approved the Parent Amended and Restated Bylaws;

(m) The Closing Parent Cash shall be no less than $300,000,000; and

(n) Parent shall have taken all action necessary, including causing the executive officers of Parent to resign, so that the individuals serving as executive officers of Parent immediately after the Closing will be the same individuals (in the same offices) as those of the Company immediately prior to the Closing.

If the Closing occurs, all Closing conditions set forth in Section 8.1 and Section 8.3 that have not been fully satisfied as of the Closing will be deemed to have been waived by Company.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors;

(b) by Parent, if any of the representations or warranties of the Company set forth in Article III shall not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing), in each case such that the

Annex A-41

conditions to Closing set forth in either Section 8.2(a), Section 8.2(b) or Section 8.2(c) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by Parent) by the earlier of (i) the Outside Date or (ii) 30 days after written notice thereof is delivered to the Company; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(b) if Parent or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.

(c) by the Company, if any of the representations or warranties of Parent or Merger Sub set forth in Article IV shall not be true and correct, or if either Parent or Merger Sub has failed to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in either Section 8.3(a) or Section 8.3(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by the Company) by the earlier of (i) the Outside Date or (ii) 30 days after written notice thereof is delivered to Parent; provided that the Company is not then in breach of this Agreement so as to cause the conditions to Closing set forth in Section 8.3(a) or Section 8.3(b) from being satisfied;

(d) by either the Company or Parent:

(i) on or after September 30, 2021 (the “Outside Date”), if the Merger shall not have been consummated prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.1(d)(i) shall not be available to a Party if the failure of the Merger to have been consummated on or before the Outside Date was due to such Party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in this Agreement;

(ii) if any Order having the effect set forth in Section 8.1 shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(d)(ii) shall not be available to a Party if such Order was due to such Party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in this Agreement;

(iii) if any of the Parent Proposals (other than the Parent Proposals described in Section 7.4(e)(v)-(vii)) shall fail to receive the Parent Required Vote for approval at the Parent Stockholders’ Meeting (unless such Parent Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); or

(e) by the Company if there has been a Modification in Recommendation.

(f) by Parent if the Company Stockholder Approval shall not have been obtained within five (5) Business Days of the delivery to the Company Stockholders of the prospectus that is part of the Form S-4, provided that the termination right under this Section 9.1(f) shall be of no further force or effect if such Company Stockholder Approval is delivered to Parent prior to the termination of the Agreement (even if after the five (5) Business Day period provided above).

Section 9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1 (other than termination pursuant to Section 9.1(a)), written notice thereof shall be given by the Party desiring to terminate to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall following such delivery become null and void (other than the provisions of Section 7.2 (excluding the last sentence of Section 7.2(a), Article X and this Section 9.2)), and there shall be no Liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates; provided, however, that nothing in this Agreement will relieve any Party from Liability for any fraud, intentional misrepresentation or Willful Breach. For avoidance of doubt, the termination of this Agreement shall not affect the obligations of Parent or its Affiliates under the Non-Disclosure Agreement.

Annex A-42

ARTICLE X

MISCELLANEOUS

Section 10.1 Amendment or Supplement. This Agreement may only be amended, modified or supplemented by a duly authorized written agreement signed by each of the Parties.

Section 10.2 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any Party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other Party hereto, (b) extend the time for the performance of any of the obligations or acts of any other Party hereto or (c) waive compliance by the other Party with any of the agreements contained herein or any of such Party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 10.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 10.3 shall be null and void.

Section 10.4 Counterparts; Facsimile; Electronic Transmission. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

Section 10.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Confidentiality Agreement and the Transaction Documents (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and (b) are not intended to and shall not confer any rights upon any Person other than the Parties.

Section 10.6 Governing Law. This Agreement, and all claims or causes of action that may be based upon, arise out of, or related to this Agreement, the transactions contemplated hereby or the negotiation, execution or performance of this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

Section 10.7 Specific Enforcement.

(a) The Parties hereby agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger or the other Transactions) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, the Parties agree that each Party shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction in accordance with Section 10.8, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy).

(b) Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of, or to enforce compliance with this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such Order or injunction.

Annex A-43

Section 10.8 Consent to Jurisdiction. Any Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and (iv) agrees not to bring any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 10.8.

Section 10.9 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Section 10.10 Notices. Except as otherwise permitted by Section 2.1, Section 2.2, Section 5.1 and Section 6.1, all notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), by 5:00PM Eastern Time on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery, (b) when sent by email (with written confirmation of transmission) if by 5:00PM Eastern Time on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such written confirmation; (c) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepared; or (d) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as a Party may have specified by notice given to the other Parties pursuant to this Section 10.10):

If to Parent or Merger Sub:

BCTG Acquisition Corp.
12860 El Camino Real, Suite 300
San Diego, CA 92130
Attention: Aaron Davis
E-mail: [REDACTED]

with a copy to (which shall not constitute notice):

Loeb & Loeb
345 Park Avenue, 19th Floor
New York, NY 10154
Attention: Mitchell S. Nussbaum, Esq.
E-mail: mnussbaum@loeb.com
If to the Company:

Tango Therapeutics, Inc.
100 Binney Street, Suite 700
Cambridge, MA 02142
Attention: Barbara Weber
E-mail: bweber@tangotx.com

Annex A-44

with a copy to (which shall not constitute notice):

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention: Mitchell S. Bloom, William D. Collins & Laurie A. Burlingame
Email: MBloom@Goodwinlaw.com; Wcollins@Goodwinlaw.com;
LBulingame@goodwinlaw.com

Section 10.11 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 10.12 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a Party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 10.13 Waiver. The Company understands that the Parent has established the Trust Account for the benefit of the Public Stockholders and the underwriters of the IPO pursuant to the Trust Agreement and that Parent may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement and the Parent Organizational Documents. For and in consideration of the Parent agreeing to enter into this Agreement, the Company and the Stockholders hereby agree that they do not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agree that they will not seek recourse against the Trust Account for any claim they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Parent.

Section 10.14 Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any (i) officer or director of such Person, (ii) spouse, parent, sibling or descendant (including adopted or stepchildren) of such Person (or a spouse, parent, sibling or descendant (including adopted or stepchildren) of any director or officer of such Person), and (iii) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall include the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, no holder of Company Capital Stock shall be deemed an Affiliate of the Company solely in respect of such share ownership in the Company.

“Aggregate Fully Diluted Company Common Stock” means, without duplication, (a) the aggregate number of shares of Company Common Stock that are (i) issued and outstanding immediately prior to the Effective Time after giving effect to the Company Preferred Stock Conversion or (ii) issuable upon, or subject to, the exercise of Company Options (whether or not then vested or exercisable) that are issued and outstanding immediately prior to the Effective Time calculated using the treasury stock method of accounting, minus (b) the shares of Company Common Stock held in treasury outstanding immediately prior to the Effective Time.

“Alternative Transaction” mean any of the following transactions involving the Company or the Parent (other than the transactions contemplated by this Agreement): (i) any merger, acquisition consolidation, recapitalization, share exchange, business combination or other similar transaction, public investment or public offering, or (ii) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than sales of inventory in the Ordinary Course) or any class or series of the capital stock, membership interests or other equity interests of the Company or Parent in a single transaction or series of transactions (other than the PIPE Financing).

Annex A-45

“Assets” means, with respect to any Person, all of the assets, rights, interests and other properties, real, personal and mixed, tangible and intangible, owned, leased, subleased or licensed by such Person.

“Base Purchase Price” means $550,000,000.00.

“Business Day” means a day except a Saturday, a Sunday or any other day on which the Securities and Exchange Commission or banks in the City of New York are authorized or required by Law to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, P.L. 116-136 (2020).

“Closing Company Indebtedness” shall mean the Indebtedness of the Company as of the Closing.

“Closing Parent Cash” means an amount equal to (a) the sum of (i) the Trust Amount plus (ii) the PIPE Investment Amount actually received by the Parent prior to or substantially concurrently with Closing, minus (b) any Parent Transaction Expenses that remain unpaid as of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Capital Stock” means the shares of the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means shares of the Company’s common stock, par value $0.001 per share.

“Company Material Adverse Effect” means any change, development, circumstance, effect, event or fact that has had, or would reasonably be expected to have, a material adverse effect upon the financial condition, business, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any change, development, circumstance, effect, event or fact arising from or related to: (i) conditions affecting the economy, financial, credit, debt, capital, or securities markets generally (including with respect to or as a result of COVID-19), (ii) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions, (iii) changes or proposed changes in GAAP, (iv) changes or proposed changes in any Law or other binding directives issued by any Governmental Authority, (v) general conditions in the industry in which the Company and its Subsidiaries operate (including with respect to or as a result of COVID-19), (vi) actions or omissions taken by Parent or its Affiliates, (vii) actions or omissions taken by the Company or any of its Subsidiaries that is required by this Agreement or any Transaction Document or taken with the prior written consent of Parent, (viii) the public announcement of the Transactions or the identity of Parent or the Company in connection with the Transaction, (ix) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the event that caused such failure may be taken into account in determining whether a “Company Material Adverse Effect” has occurred), (x) pandemics, earthquakes, hurricanes, tornados or other natural disasters, or (xi) the failure by the Company to take any action that is prohibited by this Agreement unless Parent has consented in writing to the taking thereof, shall not be taken into account in determining whether a “Company Material Adverse Effect” has occurred, unless, such change, development, circumstance, effect, event or fact has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other Persons in the industry or geographic regions in which the Company or its Subsidiaries conducts business, but only to the extent of such disproportionate effect.

“Company Option” means any option to purchase shares of Company Common Stock issued under the Company Stock Plan, whether vested or unvested.

“Company Preferred Stock” means the Company Series A Preferred Stock, the Company Series B Preferred Stock and the Company Series B-1 Preferred Stock.

“Company Restricted Stock” means any outstanding shares of Company Common Stock that are unvested or subject to a risk of forfeiture or repurchase option in favor of the Company.

“Company Stockholders” means the holders of the Company Capital Stock.

“Company Stock Plan” means the Company’s 2017 Stock and Grant Plan, as amended from time to time.

Annex A-46

“Company Transaction Expenses” means (i) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors, accountants and other service providers engaged by the Company in connection with the Transactions.

“Contracts” means any and all written and oral agreements, contracts, deeds, arrangements, purchase orders, binding commitments and understandings, and other instruments and interests therein, and all amendments thereof.

“COVID-19 Law” shall mean the CARES Act, the Families First Coronavirus Response Act of 2020 or any other Law intended to address the consequences of COVID-19.

“Disclosure Schedules” means the Disclosure Schedules delivered to Parent on the date hereof.

“Environmental and Safety Requirements” means all Laws and Orders concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient obtained by dividing (a) the Per Share Merger Consideration by (b) $10.00.

“Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.1 (Organization, Qualification and Standing), Section 3.2 (Authority; Enforceability), Section 3.5(a) (Capitalization), Section 3.16(a), (b) and (d) (Intellectual Property) and Section 3.28 (Brokers and Other Advisors).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any United States, non-United States or multi-national government entity, body or authority, including (i) any United States federal, state or local government (including any town, village, municipality, district or other similar governmental or administrative jurisdiction or subdivision thereof, whether incorporated or unincorporated), (ii) any non-United States or multi-national government or governmental authority or any political subdivision thereof, (iii) any United States, non-United States or multi-national regulatory or administrative entity, authority, instrumentality, jurisdiction, agency, body or commission, exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power, including any court, tribunal, commission or arbitrator, (iv) any self-regulatory organization or (v) any official of any of the foregoing acting in such capacity.

“Health Care Laws” means all applicable Laws pertaining to the health care regulatory matters to the extent applicable to the Company’s business as currently conducted, including: (i) the Medicare statute (Title XVIII of the Social Security Act, 42 U.S.C. § 1395 et seq.), the Medicaid statute (Title XIX of the Social Security Act, 42 U.S.C. § 1396 et seq.), including the Medicare Part D program and the Medicare Advantage program and any other federal, state or local governmental health care programs, including applicable program requirements; (ii) any criminal Laws relating to health care, including all criminal false claims statutes (e.g., 18 U.S.C. Sections 287 and 1001); (iii) the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; (iv) all applicable Laws concerning the privacy and/or security of Sensitive Data, including the Health Insurance Portability and Accountability Act of 1996, 42 U.S.C. §§ 1320d-1329d-8 and state data breach notification Laws; (v) all applicable Laws relating to health care fraud and abuse, including but not limited to the civil False Claims Act of 1863 (31 U.S.C. Section § 3729 et seq.), the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b) et seq.), and the Stark Act (42 U.S.C. § 1395nn); (vi) all federal and state self-referral prohibitions, state anti-kickback, illegal remuneration and provider conflict of interest Laws; (vii) the Physician Payments Sunshine Law (42 U.S. § 1320-a7h); (viii) the Clinical Laboratories Improvements Act of 1967 and Amendments of 1988 and the regulations, rules and guidance promulgated thereunder (“CLIA”); (ix) all applicable state Laws governing laboratory licensure; and (x) all other applicable quality, safety certification and accreditation standards and requirements.

“HIPAA” has the meaning set forth in the definition of “Privacy Laws”.

Annex A-47

“Indebtedness” means without duplication, the following obligations of a Person, whether or not contingent, in respect of: (a) any indebtedness for borrowed money, (b) any obligation evidenced by bonds, debentures, notes, or other similar instruments, (c) any reimbursement obligation with respect to mortgages, letters of credit (including standby letters of credit to the extent drawn upon), bankers’ acceptances or similar facilities issued for the account of the Company or its Subsidiaries (inclusive of any current portion thereof), (d) any unfunded or underfunded liabilities pursuant to any retirement or nonqualified deferred compensation plan or arrangement and any earned but unpaid compensation (including salary, bonuses and paid time off) for any period prior to the Closing Date; and (e) any obligation of the type referred to in clauses (a) through (c) of another Person the payment of which the Company or any of its Subsidiaries has guaranteed or for which the Company or any of its Subsidiaries is responsible or liable, directly or indirectly, jointly or severally, as obligor or guarantor. For purposes of calculating “Indebtedness”, any amount that is conditioned upon the Closing shall be included in the calculation of Indebtedness as though the Closing occurred immediately prior to such calculation. For the avoidance of doubt, Indebtedness shall not include any deferred revenue of the Company.

“Insiders” means the Parent’s Sponsor, officers, directors and any holder of Parent Common Stock as set forth on Schedule 10.14(a).

“Intellectual Property” means all of the worldwide intellectual property and proprietary rights associated with any of the following, whether registered, unregistered or registrable, to the extent recognized in a particular jurisdiction: (a) trademarks and service marks, trade dress, product configurations, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (b)  discoveries, inventions, ideas, Know-How, systems, technology, whether patentable or not, and all issued patents, industrial designs, and utility models, and all applications pertaining to the foregoing, in any jurisdiction, including re-issues, continuations, divisionals, continuations-in-part, re-examinations, renewals, counterparts, extensions, validations, and other extensions of legal protestation pertaining thereto; (c) trade secrets and other rights in confidential and other nonpublic information that derive economic value from not being generally known and not being readily ascertainable by proper means, including the right in any jurisdiction to limit the use or disclosure thereof; (d) software; (e) copyrights in writings, designs, software, mask works, content and any other original works of authorship in any medium, including applications or registrations in any jurisdiction for the foregoing; (f) data and databases; and (g) internet websites, domain names and applications and registrations pertaining thereto.

“IP Contracts” means, collectively, any and all Contracts under which the Company or any of its Subsidiaries (i) is granted a right (including option rights, rights of first offer, first refusal, first negotiation, etc.) in or to any Intellectual Property of a third Person, (ii) grants a right (including option rights, rights of first offer, first refusal, first negotiation, etc.) to a third Person in or to any Owned Intellectual Property or (iii) has entered into an agreement not to assert or sue with respect to any Intellectual Property (including settlement agreements and co-existence arrangements), in each case excluding (A) non-exclusive licenses and subscriptions to commercially available software or technology used for internal use by the Company, with a dollar value individually not in excess of $150,000, (B) any Contract related to Public Software, or (C) any Contract under which the Company or any of its Subsidiaries licenses any of the Owned Intellectual Property in the Ordinary Course.

“IPO” means the initial public offering of the Parent pursuant to a prospectus dated September 2, 2020 (the “Prospectus”).

“Key Employee” means any employee of the Company at the level of Senior Vice President or above.

“Know-How” means all information, unpatented inventions (whether or not patentable), improvements, practices, algorithms, formulae, trade secrets, techniques, methods, procedures, knowledge, results, protocols, processes, models, designs, drawings, specifications, materials and any other information related to the development, marketing, pricing, distribution, cost, sales and manufacturing of products.

“Knowledge” means, (a) in the case of any Person other than the Company that is not an individual, with respect to any matter in question, the actual knowledge, after due inquiry, of such Person’s executive officers and (b) in the case of the Company, the actual knowledge, after due inquiry, of the persons set forth on Schedule 10.14(b).

Annex A-48

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, ordinance, code, rule or regulation, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liability” means any liability, obligation or commitment of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Licensed Intellectual Property” means all Intellectual Property of a third Person that is licensed to the Company or any of its Subsidiaries.

“Lien” means any security interest, pledge, bailment (in the nature of a pledge or for purposes of security), mortgage, deed of trust, the grant of a power to confess judgment, conditional sale or title retention agreement (including any lease in the nature thereof), charge, encumbrance, easement, reservation, restriction, cloud, right of first refusal or first offer, third-party-claim, encroachment, encumbrance, right-of-way, option, or other similar arrangement or interest in real or personal property, but excluding Intellectual Property licenses and covenants not to sue.

“Losses” mean any claims, losses, royalties, Liabilities, damages, deficiencies, interest and penalties, costs and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any Proceeding).

“Merger Consideration” means a number of shares of Parent Common Stock equal to the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00.

“Nasdaq” means The Nasdaq Capital Market.

“Non-Disclosure Agreement” means that certain Non-Disclosure and Confidentiality Agreement dated as of January 8, 2021 by and between the Parent and the Company.

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative, or any Creative Commons License. For the avoidance of doubt, “Open Source Licenses” include Copyleft Licenses.

“Optionholder” means the holder of any Company Options.

“Order” means any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, award or binding determination issued, promulgated or entered by or with any Governmental Authority.

“Ordinary Course” means in the ordinary course of business of the Person, consistent with past practice before the date hereof.

“Organizational Documents” means the certificate or articles of incorporation and bylaws of a Person, as in effect from time to time including any amendments thereto.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be by the Company or any of its Subsidiaries.

“Parent Common Stock” means the shares of common stock, par value $0.0001 per share of Parent.

“Parent Financial Statements” means the audited financial statements of the Parent as of September 30, 2020 for the period from May 21, 2020 (date of inception) through September 30, 2020.

“Parent Material Adverse Effect” means any change, development, circumstance, effect, event or fact that has had, or would reasonably be expected to have, a material adverse effect upon the financial condition, business, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that any change, development, circumstance, effect, event or fact arising from or related to: (i) conditions affecting the economy, financial, credit, debt, capital, or securities markets generally (including with respect to or as a result of COVID-19), (ii) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions, (iii) changes or proposed changes in GAAP, (iv) changes or proposed changes in any Law or other binding directives issued by any Governmental Authority, (v) general

Annex A-49

conditions in the industry in which Parent and its Subsidiaries operate (including with respect to or as a result of COVID-19), (vi) actions or omissions taken by the Company or its Affiliates, (vi) actions or omissions taken by Parent or any of its Subsidiaries that is required by this Agreement or any Transaction Document or taken with the prior written consent of the Company, (vii) the public announcement of the Transactions or the identity of Parent or the Company in connection with the Transaction, (viii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the event that caused such failure may be taken into account in determining whether a “Parent Material Adverse Effect” has occurred) or (ix) the failure by Parent to take any action that is prohibited by this Agreement unless the Company has consented in writing to the taking thereof, shall not be taken into account in determining whether a “Parent Material Adverse Effect” has occurred, unless, such change, development, circumstance, effect, event or fact has a disproportionate effect on Parent and its Subsidiaries, taken as a whole, compared to other Persons in the industry or geographic regions in which Parent or its Subsidiaries conducts business, but only to the extent of such disproportionate effect.

“Parent Preferred Stock” means the preferred stock of Parent, par value $0.0001.

“Parent Public Stockholders” the stockholders of Parent who purchased Parent Common Stock in the IPO.

“Parent Share Redemption” means the election of an eligible (as determined in accordance with Parent’s Governing Documents) holder of Parent Common Stock to redeem all or a portion of the shares of Parent Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Parent’s Governing Documents) in connection with the Parent Proposals.

“Parent Share Redemption Amount” means the aggregate amount payable with respect to all Parent Share Redemptions.

“Parent Stockholder” means the holders of the Parent Common Stock.

“Parent Stockholder Meeting” the meeting of stockholders of Parent Common Stock to be called for the purpose of soliciting proxies from the stockholders of Parent Common Stock to, among other things, vote in favor of the adoption of this Agreement, the approval of the Merger and the Parent Proposals.

“Parent Transaction Expenses” means all fees, expenses and disbursements incurred by or on behalf of Merger Sub or Parent for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of Parent or Merger Sub in connection with the Transactions.

“Per Share Merger Consideration” means the quotient obtained by dividing (a) the Base Purchase Price, by (b) the number of Aggregate Fully Diluted Company Common Stock.

“Permit” means any permit, license, authorization, registration, franchise, approval, consent, certificate, variance and similar right obtained, or required to be obtained for the conduct of the Company’s business as currently conducted, from any Governmental Authority.

“Permitted Liens” means only (a) Liens for Taxes not yet due and delinquent or being contested in good faith by appropriate proceedings and for which appropriate and adequate reserves have been created in the applicable financial statements in accordance with GAAP; (b) workers or unemployment compensation Liens arising in the Ordinary Course; (c) mechanic’s, materialman’s, supplier’s, vendor’s or similar Liens arising in the Ordinary Course securing amounts that are past due and being contested in good faith, and for which appropriate and adequate reserves have been created in the applicable financial statements, or not delinquent; (d) zoning ordinances, easements and other restrictions of legal record affecting real property which would be revealed by a survey or a search of public records and would not, individually or in the aggregate, materially interfere with the value or usefulness of such real property to the respective businesses of the Company or any of its Subsidiaries as presently conducted; (e) title of a lessor under a capital or operating lease; (f) Liens arising under Indebtedness to be paid at Closing; (g) Liens imposed by applicable securities Laws; (h) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair or interfere with the current use of the Company’s or its Subsidiary’s Assets that are subject thereto; and (i) rights of first refusal, rights of first offer, proxy, voting trusts, voting agreements or similar arrangements.

Annex A-50

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, joint stock company, joint venture, a trust or any other entity, including a Governmental Authority.

“Personal Data” means, with respect to any natural Person, such Person’s name, street address, telephone number, e-mail address, photograph, social security number, tax identification number, driver’s license number, passport number, credit card number, bank account number and other financial information, customer or account numbers, account access codes and passwords, any other information that allows the identification of such Person or enables access to such Person’s financial information or that is defined as “personal data,” “personally identifiable information,” “personal information” or similar term under any applicable Laws.

“PIPE Investment Amount” means the purchase of shares of Parent Common Stock pursuant to the Subscription Agreements.

“Privacy Laws” means all applicable United States state and federal Laws relating to privacy and protection of Personal Data and/or Protected Health Information, including the Gramm-Leach-Bliley Act of 1999; the Identity Theft Red Flag Rules under the Fair and Accurate Credit Transactions Act of 2003; the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); the Health Information Technology for Economic and Clinical Health Act; the Privacy Act of 1974; the Family Education Rights and Privacy Act of 1974; the Right to Financial Privacy Act of 1978; the Privacy Protection Act of 1980; the Fair Credit Reporting Act of 1970; the Electronic Communications Privacy Act of 1986; and any and all similar state and federal Laws relating to privacy, security, data protection, data availability and destruction and data breach, including security incident notification.

“Proceeding” means any action, suit, proceeding, complaint, claim, charge, hearing, labor dispute, inquiry or investigation before or by a Governmental Authority or an arbitrator.

“Protected Health Information” has the meaning given to such term under HIPAA, including all such information in electronic form.

“Public Software” means any software or content subject to an Open Source License, coding and other materials that are distributed as “free software” (as defined by the Free Software Foundation), “open source software” (meaning software distributed under any license approved by the Open Source Initiative as set forth at www.opensource.org) or under a similar licensing or distribution model (including under a GNU General Public License (GPL), a GNU Lesser General Public License (LGPL), GNU Affero General Public License (AGPL), a Mozilla Public License (MPL), a BSD license, an Artistic License, a Netscape Public License, a Sun Community Source License (SCSL), a Sun Industry Standards License (SISL) and an Apache License.

“Representative” means, with respect to any Person, each of such Person’s “Representative” means, with respect to any Person, each of such Person’s Affiliates and its and their directors, officers, and employees, shareholders (if such Person is a corporation, a company limited by shares or similar entity), participants or members (if such Person is a limited liability company or similar entity), partners (if such person is a partnership or similar entity), attorneys-in-fact, financial advisers, counsel, and other agents and third-party representatives, including independent contractors such as sales representatives, consultants, intermediaries, contractors, and distributors and anyone acting on behalf of the Person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sensitive Data” means all confidential information, classified information, proprietary information, trade secrets and any other information, the security or confidentiality of which is protected by Law or Contract, that is collected, maintained, stored, transmitted, used, disclosed or otherwise processed by the Company. Sensitive Data also includes Personal Data which is held, stored, collected, transmitted, transferred (including cross-border transfers), disclosed, sold or used by the Company or its Subsidiaries.

“Stockholders” means the holders of Company Capital Stock.

“Subsidiary” when used with respect to any Party, shall mean any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such Party in such Party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which

Annex A-51

securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Party or one or more Subsidiaries of such Party or by such Party and one or more Subsidiaries of such Party.

“Tax” or “Taxes” means any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind in the nature of a tax (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), including taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, utility, unemployment compensation, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties, whether disputed or not.

“Tax Return” means all returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment, claim for refund or collection of any Tax, including any amendment or attachment thereto.

“Transaction Documents” means, collectively, this Agreement, the Registration Rights Agreement, the Lock-up Agreement, and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed in connection with the transactions contemplated hereby.

“Transactions” refers collectively to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including the Merger and the transactions contemplated thereby.

“Trust Amount” means the amount of cash available in the Trust Account following the Parent Stockholder Meeting, after deducting the amount required to satisfy the Parent Share Redemption Amount (but prior to payment of (x) any deferred underwriting commissions being held in the Trust Account, and (y) any Parent Transaction Expenses (including transaction expenses incurred, accrued, paid or payable by Parent’s Affiliates on Parent’s behalf), as contemplated by Section 7.8).

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

Section 10.15 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and all rules and regulations promulgated thereunder, unless the context requires otherwise. References to a Person are also to its permitted successors and assigns. The word “or” shall not be exclusive. Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) shall be interpreted as a reference to a calendar day or number of calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. All references to “$” or “dollars” shall mean United States Dollars.

Annex A-52

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 10.16 Publicity. Except as required by any Governmental Authority or Law including any applicable securities Law or stock exchange rule, or as otherwise contemplated by this Agreement, in each such case the party making the announcement shall use commercially reasonable efforts to consult with the other party in advance as to its form, content and timing, or as contemplated by this Agreement, the Parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the Transactions without the prior approval of the other Party hereto, which approval shall not be unreasonably withheld. If a Party is required to make such a disclosure as required by Law, the Parties will use their commercially reasonable efforts to cause a mutually agreeable release or public disclosure to be issued. Notwithstanding the foregoing, no party shall be required to obtain consent pursuant to this Section 10.16 to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 10.16.

Section 10.17 Nonsurvival of Representations. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no Liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring on or after the Closing and (b) this Article X.

Section 10.18 Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a) Solely with respect to the Company, Parent and Merger Sub, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Parent and Merger Sub as named parties hereto; and

(b) except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Parent or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Parent or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

[signature pages follow]

Annex A-53

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

BCTG ACQUISITION CORP.
By:
Name:
Title:

BCTG MERGER SUB INC.
By:
Name:
Title:

Tango Therapeutics, Inc.
By:
Name:
Title:

[Signature Page to Agreement and Plan of Merger]

Annex A-54

Exhibit A

April [__], 2021

Tango Therapeutics, Inc.
100 Binney Street
Cambridge, MA 02142
Attention: [___]

Re: Company Support Agreement

Ladies and Gentlemen:

This letter (this “Support Agreement”) is being delivered by each of the stockholders (the “Stockholder”), of Tango Therapeutics, Inc., a Delaware corporation (the “Company”) listed on the signature pages attached hereto to the Company and BCTG Acquisition Corp., a Delaware corporation (the “Parent”), in accordance with that Merger Agreement dated as of the date hereof, by and among the Company, Parent and BCTG Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Parent (“Merger Sub”) (the “Merger Agreement”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used herein, the term “Section” shall, unless otherwise specified, refer to the specified Section of this Support Agreement.

Each Stockholder is currently the record owner of the shares of Company Capital Stock (the “Stockholder Shares”) set forth opposite such Stockholder’s name on Exhibit A attached hereto, representing the voting power of the Company’s security holders necessary to approve the Transactions.

In order to induce the Parent to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholder hereby agrees with the Parent and the Company as follows:

1.      Voting Agreements. The Stockholder, in its capacity as a stockholder of the Company, covenants and agrees that, at any meeting of the Company’s stockholders related to the transactions contemplated by the Merger Agreement (the “Transactions”), whether annual or special and whether or not an adjourned or postponed meeting, and however called, and in connection with any written consent of the Company’s stockholders related to the Transactions (all such meetings or consents collectively referred to herein as the “Meeting”), the Stockholder shall:

a.      when the Meeting is held, appear at the Meeting or otherwise cause the Stockholder Shares to be counted as present thereat for the purpose of establishing a quorum;

b.      vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder Shares in favor of each of the proposals relating to the Transactions and any other matters necessary or reasonably requested by the Company for consummation of the Merger and the Transactions;

c.      authorize and approve the Merger to the extent the approval of any of the Company’s stockholders is required or applicable pursuant to the Company’s Third Amended and Restated Certificate of Incorporation, as amended from time to time (the “Company Charter”);

d.      convert each share of Company Preferred Stock into shares of Company Common Stock in accordance with the terms of the Company Charter;

e.      authorize and approve any amendment to the Company Charter that is deemed necessary or advisable by the Company for purposes of effecting the Transactions;

f.       vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder Shares against any action that would reasonably be expected to (x) impede, interfere

Annex A-55

with, delay, postpone or adversely affect the Merger or any of the Transactions, (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement, or (z) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Support Agreement;

g.      exercise the drag-along rights, if applicable to the Merger, set forth in Section 3 of the Company’s Second Amended and Restated Stockholders Agreement, dated as of August 17, 2020; and

h.      in any other circumstances upon which a consent or other approval is required under the Company’s Organizational Documents or the Company Financing Agreements (as defined below) or otherwise sought with respect to the Merger Agreement or the Transactions, to vote, consent or approve (or cause to be voted, consented or approved) all of such Stockholder’s Stockholder Shares held at such time in favor thereof.

2.      No Challenge. Each Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Parent, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

3.      Closing Date Deliverables: Each Stockholder set forth on Exhibit A attached hereto will deliver, substantially simultaneously with the Effective Time:

a.      a duly-executed copy of the Lock-Up Agreement substantially in the form attached as Exhibit D to the Merger Agreement; and

b.      a duly-executed copy of the Amended and Restated Registration Rights Agreement substantially in the form attached as Exhibit G to the Merger Agreement.

4.      Waiver. Each Stockholder hereby irrevocably and unconditionally (i) waives any rights of appraisal, dissenter’s rights and any similar rights relating to the Merger Agreement and the consummation by the parties of the transactions contemplated thereby, including the Merger, that such Stockholder may have under applicable law (including Section 262 of the DGCL or otherwise), (ii) consents to, on behalf of itself, and each other holder of Company Preferred Stock and irrevocably and unconditionally waives any and all rights such Stockholder may have with respect to, the conversion of all outstanding shares of Company Preferred Stock into shares of Company Common Stock, with such conversion to be in accordance with the terms of the Company Charter and effective as of immediately prior to the Effective Time of the Merger, and (iii) waives, on behalf of themselves and each other holder of Company Capital Stock (including Company Preferred Stock), its right to certain payments upon liquidation of the Company pursuant to Article IV, Section 2 of the Company Charter.

5.      Termination of Company Financing Agreements, Related Agreements. Each Stockholder, by this Agreement with respect to its Stockholder Shares, severally and not jointly, hereby agrees to terminate, subject to the Closing and effective as of the Effective Time, (a) all Affiliate agreements to which such Stockholder is party that are set forth on Section 3.24 of the Company Disclosure Schedule, including those certain agreements set forth on Exhibit B attached hereto, if applicable to such Stockholder (the “ Company Financing Agreements ”); (b) any management rights or side letters between the Company and such Stockholder; and (c) any rights under any letter or agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to stockholders of the Company (clauses (a) through (c), collectively, the “ Terminating Rights ”) between such Stockholder and the Company, but excluding, (i) for the avoidance of doubt, any rights such Stockholder may have that relate to any commercial or employment agreements or arrangements between such Stockholder and the Company or any Subsidiary thereof, which shall survive the Closing in accordance with their terms, and (ii) any indemnification, advancement of expenses and exculpation rights of any Stockholder or any of its Affiliates set forth in the foregoing documents, which shall survive the Closing in accordance with their terms; provided that all Terminating Rights between the Company and any other holder of Company Capital Stock shall also terminate at such time.

Annex A-56

6.      Stop Transfers; Certificates. The Stockholder agrees it shall not request that the Company register the transfer (book entry or otherwise) of any of the Stockholder Shares if such transfer is not permitted by this Support Agreement.

7.      Damages; Remedies. The Stockholder hereby agrees and acknowledges that (i) Parent and Company shall each would be irreparably injured in the event of a breach by the Stockholder of its obligations under this Support Agreement, (ii) monetary damages would not be an adequate remedy for such breach, and (iii) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach or threatened breach, without the need to post a bond or other collateral security.

8.      Transfer Restrictions. Hereafter unto the earlier to occur of (i) the Effective Time, and (ii) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.1 thereof, the Stockholder agrees that it shall not sell, assign or otherwise transfer any of the Stockholder Shares except in accordance with the Merger Agreement; provided, however, that nothing herein shall prohibit a transfer to an Affiliate of the Stockholder or direct or indirect transfers of equity or other interests in the Stockholder if such Affiliate executed a joinder to this Support Agreement in connection with such transfer.

9.      During the period commencing on the date hereof and ending on the earlier to occur of (i) the Effective Time, and (ii) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.1 thereof, in the event that, (a) any shares of Company Capital Stock or other equity securities of Company are issued to the Stockholder after the date of this Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Company securities owned by the Stockholder, (b) the Stockholder purchases or otherwise acquires beneficial ownership of any shares of Company Capital Stock or other equity securities of Company after the date of this Support Agreement, or (c) the Stockholder acquires the right to vote or share in the voting of any Company Capital Stock or other equity securities of Company after the date of this Support Agreement (such Company Capital Stock or other equity securities of Parent, collectively the “New Securities”), then such New Securities acquired or purchased by the Stockholder shall be subject to the terms of this Support Agreement to the same extent as if they constituted the Stockholder Shares as of the date hereof.

10.    Consent to Disclosure. Each Stockholder hereby consents to the publication and disclosure in the Form S-4 and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by the Parent or the Company to any Governmental Authority or to securityholders of the Parent) of such Stockholder’s identity and beneficial ownership of Stockholder Shares and the nature of such Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Parent or the Company, a copy of this Agreement. Each Stockholder will promptly provide any information reasonably requested by the Parent or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

11.    Entire Agreement; Amendment. This Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

12.    Assignment. No party hereto may, except as set forth herein, assign either this Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Support Agreement shall be binding on the Stockholder and its successors, heirs, personal representatives and assigns and permitted transferees.

Annex A-57

13.    Counterparts. This Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

14.    Severability. This Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

15.    Governing Law; Jurisdiction; Jury Trial Waiver. This Support Agreement, and all claims or causes of action based upon, arising out of, or related to this Support Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any Proceeding based upon, arising out of or related to this Support Agreement or the transactions contemplated hereby shall be brought in the federal or state courts located in of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division), and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and agrees not to bring any Proceeding arising out of or relating to this Support Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 15. The prevailing party in any such Proceeding (as determined by a court of competent jurisdiction) shall be entitled to be reimbursed by the non-prevailing party for its reasonable and documented out-of-pocket expenses, including reasonable attorneys’ fees, incurred with respect to such Proceeding. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING BASED UPON, ARISING OUT OF OR RELATED TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

16.    Notice. Any notice, consent or request to be given in connection with any of the terms or provisions of this Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 10.9 of the Merger Agreement to the applicable party, with respect to the Parent, at the address set forth in Section 11.6 of the Merger Agreement, and, with respect to Stockholder, at the address set forth on Stockholder’s signature page.

17.    Termination. This Support Agreement and the obligations of each Stockholder under this Agreement shall automatically terminate upon the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with Section 9.1 thereof; and (iii) the mutual agreement of the Company and each Stockholder. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement occurring prior to its termination.

18.    Stockholder Representations: The Stockholder represents and warrants to Parent and Company, as of the date hereof and as of the Closing Date, that:

a.      it has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked;

b.      it has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Support Agreement;

Annex A-58

c.      it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within the Stockholder’s limited liability company powers and have been duly authorized by all necessary limited liability company actions on the part of the Stockholder;

d.      this Support Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

e.      the execution and delivery of this Support Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Stockholder, or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Stockholder of its obligations under this Support Agreement;

f.       there are no Proceedings pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Stockholder of its obligations under this Support Agreement;

g.      the Stockholder has had the opportunity to read the Merger Agreement and this Support Agreement and has had the opportunity to consult with tax and legal advisors of its own choosing;

h.      the Stockholder has not entered into, and shall not enter into, any agreement that would prevent the Stockholder from performing any of its obligations hereunder;

i.       the Stockholder has good title to the Stockholder Shares, free and clear of any Liens, and the Stockholder has the sole power to vote or cause to be voted such Stockholder Shares; and

j.       the Stockholder Shares identified on Exhibit A of this Support Agreement are the only voting securities of the Parent owned of record or beneficially owned by the Stockholder as of the date hereof, and none of such Stockholder Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Stockholder Shares that is inconsistent with the Stockholder’s obligations pursuant to this Support Agreement.

19.    Adjustment for Stock Split. If, and as often as, there are any changes in the Company or the Stockholder Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Stockholder, the Company, and the Stockholder Shares as so changed.

20.    Further Actions. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[remainder of page intentionally left blank]

Annex A-59

If the above correctly reflects our understanding and agreement with respect to the foregoing matters, please so confirm by signing in the space below and returning this letter agreement to us.

Sincerely,

By:
Name:
Title:
Address for notice:

Accepted and Agreed:

TANGO THERAPEUTICS, INC.
By:
Name:
Title:

BCTG ACQUISITION CORP.
By:
Name:
Title:

Signature Page to
Company Support Agreement

Annex A-60

EXHIBIT A
[Omitted]

Annex A-61

EXHIBIT B

Company Financing Agreements

1.      The Second Amended and Restated Investors’ Rights Agreement, dated as of August 17, 2020, by and between the Company and the investors listed on Schedule A thereto.

2.      The Second Amended and Restated Stockholders Agreement, dated as of August 17, 2020, by and between the Company and the individuals and entities listed on Schedule A and Schedule B thereto.

Annex A-62

Exhibit B

[__], 2021

Tango Therapeutics, Inc.
100 Binney Street
Cambridge, MA 02142
Attention: [___]

Re: Support Agreement

Ladies and Gentlemen:

This letter (this “Support Agreement”) is being delivered by BCTG Holdings, LLC, a Delaware limited liability company (the “Stockholder”), to Tango Therapeutics, Inc., a Delaware corporation (the “Company”), in accordance with that Merger Agreement dated as of the date hereof, by and among the Company, BCTG Acquisition Corp., a Delaware corporation (the “Parent”), and BCTG Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Parent (“Merger Sub”) (the “Merger Agreement”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used herein, the term “Section” shall, unless otherwise specified, refer to the specified Section of this Support Agreement.

The Stockholder is currently, and as of immediately prior to the Closing will be, the record owner of 4,488,450 shares of Parent Class A Common Stock (the “Stockholder Shares”), representing 21.00% of the voting power of the Parent’s security holders.

In order to induce the Company to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholder hereby agrees with the Parent as follows:

1.      Voting Agreements.    The Stockholder, in its capacity as a stockholder of the Parent, covenants and agrees that, at any meeting of the Parent’s stockholders related to the transactions contemplated by the Merger Agreement (the “Transactions”), whether annual or special and whether or not an adjourned or postponed meeting, and however called, and in connection with any written consent of the Parent’s stockholders related to the Transactions (all such meetings or consents collectively referred to herein as the “Meeting”), the Stockholder shall:

a.      when the Meeting is held, appear at the Meeting or otherwise cause the Stockholder Shares to be counted as present thereat for the purpose of establishing a quorum;

b.      vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder Shares in favor of each of the proposals relating to the Transactions and any other matters necessary or reasonably requested by the Parent for consummation of the Merger and the Transactions; and

c.      vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder Shares against any action that would reasonably be expected to (x) impede, interfere with, delay, postpone or adversely affect the Merger or any of the Transactions, (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Parent under the Merger Agreement, or (z) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Support Agreement.

2.      Stop Transfers; Certificates.    The Stockholder agrees that except for transfers of Stockholder Shares pursuant to the Merger Agreement, it shall not request that the Parent register the transfer (book entry or otherwise) of any of the Stockholder Shares if such transfer is not permitted by this Support Agreement.

Annex A-63

3.      Damages; Remedies.    The Stockholder hereby agrees and acknowledges that (i) Parent would be irreparably injured in the event of a breach by the Stockholder of its obligations under this Support Agreement, (ii) monetary damages would not be an adequate remedy for such breach, and (iii) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach or threatened breach, without the need to post a bond or other collateral security.

4.      Transfer Restrictions.    Hereafter unto the earlier to occur of (i) the Effective Time, and (ii) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.1 thereof, the Stockholder agrees that it shall not sell, assign or otherwise transfer any of the Stockholder Shares except in accordance with the Merger Agreement; provided, however, that nothing herein shall prohibit a transfer to an Affiliate of the Stockholder or direct or indirect transfers of equity or other interests in the Stockholder.

5.      During the period commencing on the date hereof and ending on the earlier to occur of (i) the Effective Time, and (ii) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.1 thereof, in the event that, (a) any shares of Parent Class A Common Stock, Parent warrants or other equity securities of Parent are issued to the Stockholder after the date of this Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Parent securities owned by the Stockholder, (b) the Stockholder purchases or otherwise acquires beneficial ownership of any shares of Parent Class A Common Stock, Parent warrants or other equity securities of Parent after the date of this Support Agreement, or (c) the Stockholder acquires the right to vote or share in the voting of any Parent Class A Common Stock or other equity securities of Parent after the date of this Support Agreement (such Parent Class A Common Stock, Parent warrants or other equity securities of Parent, collectively the “New Securities”), then such New Securities acquired or purchased by the Stockholder shall be subject to the terms of this Support Agreement to the same extent as if they constituted the Stockholder Shares as of the date hereof.

6.      Entire Agreement; Amendment.    This Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

7.      Assignment.    No party hereto may, except as set forth herein, assign either this Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Support Agreement shall be binding on the Stockholder and its successors, heirs, personal representatives and assigns and permitted transferees.

8.      Counterparts.    This Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

9.      Severability.    This Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

10.    Governing Law; Jurisdiction; Jury Trial Waiver.    This Support Agreement, and all claims or causes of action based upon, arising out of, or related to this Support Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the

Annex A-64

Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any Proceeding based upon, arising out of or related to this Support Agreement or the transactions contemplated hereby shall be brought in the federal or state courts located in of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division), and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and agrees not to bring any Proceeding arising out of or relating to this Support Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 10. The prevailing party in any such Proceeding (as determined by a court of competent jurisdiction) shall be entitled to be reimbursed by the non-prevailing party for its reasonable and documented out-of-pocket expenses, including reasonable attorneys’ fees, incurred with respect to such Proceeding. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING BASED UPON, ARISING OUT OF OR RELATED TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.    Notice.    Any notice, consent or request to be given in connection with any of the terms or provisions of this Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 10.9 of the Merger Agreement to the applicable party, with respect to the Parent, at the address set forth in Section 11.6 of the Merger Agreement, and, with respect to Stockholder, at the address set forth on Stockholder’s signature page.

12.    Termination.    This Support Agreement and the obligations of Stockholder under this Agreement shall automatically terminate upon the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with Section 9.1 thereof; and (iii) the mutual agreement of the Company and Stockholder. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement occurring prior to its termination.

13.    Stockholder Representations:    The Stockholder represents and warrants to Parent, as of the date hereof and as of the Closing Date, that:

a.      it has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked;

b.      it has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Support Agreement;

c.      it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within the Stockholder’s limited liability company powers and have been duly authorized by all necessary limited liability company actions on the part of the Stockholder;

d.      this Support Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with the terms hereof

Annex A-65

(except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

e.      the execution and delivery of this Support Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Stockholder, or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Stockholder of its obligations under this Support Agreement;

f.       there are no Proceedings pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Stockholder of its obligations under this Support Agreement;

g.      the Stockholder has had the opportunity to read the Merger Agreement and this Support Agreement and has had the opportunity to consult with tax and legal advisors of its own choosing;

h.      the Stockholder has not entered into, and shall not enter into, any agreement that would prevent the Stockholder from performing any of its obligations hereunder;

i.       the Stockholder has good title to the Stockholder Shares, free and clear of any Liens, and the Stockholder has the sole power to vote or cause to be voted such Stockholder Shares; and

j.       the Stockholder Shares identified in Section 2 of this Support Agreement are the only voting securities of the Parent owned of record or beneficially owned by the Stockholder as of the date hereof, and none of such Stockholder Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Stockholder Shares that is inconsistent with the Stockholder’s obligations pursuant to this Support Agreement.

14.    Adjustment for Stock Split.    If, and as often as, there are any changes in the Parent or the Stockholder Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Stockholder, the Parent, and the Stockholder Shares as so changed.

15.    Further Actions.    Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[remainder of page intentionally left blank]

Annex A-66

If the above correctly reflects our understanding and agreement with respect to the foregoing matters, please so confirm by signing in the space below and returning this letter agreement to us.

Sincerely,
BCTG HOLDINGS, LLC
By:
Name:
Title:
12860 El Camino Real, Suite 300
San Diego, CA 92130
Attention: Aaron Davis
E-mail: [REDACTED]

Accepted and Agreed:

TANGO THERAPEUTICS, INC.

By:
Name:
Title:

BCTG ACQUISITION CORP.

By:
Name:
Title:

Signature Page to
Parent Support Agreement

Annex A-67

Exhibit C

CERTIFICATE OF MERGER
FOR THE MERGER OF

BCTG MERGER SUB INC.
WITH AND INTO
TANGO THERAPEUTICS, INC.

[•], 2021

Pursuant to Title 8, Section 251(c) of the
General Corporation Law of the State of Delaware (“DGCL”)

Tango Therapeutics, Inc., a Delaware corporation (the “Company”), does hereby certify to the following facts relating to the merger (the “Merger”) of BCTG Merger Sub Inc., a Delaware corporation (“Merging Corporation”), with and into the Company, with the Company remaining as the surviving corporation of the Merger (the “Surviving Corporation”):

FIRST: The Company is incorporated pursuant to the DGCL. Merger Sub is incorporated pursuant to the DGCL. The Company and Merger Sub are the constituent corporations in the Merger.

SECOND: An Agreement and Plan of Merger, dated April [•], 2021, has been approved, adopted, executed and acknowledged by each of the Company and Merging Corporation in accordance with the provisions of Title 8 Section 251(c) of the DGCL.

THIRD: Following the Merger, the name of the Surviving Corporation shall be [Tango Therapeutics, Inc.].

FOURTH: Upon the effectiveness of this Certificate of Merger, the Certificate of Incorporation of the Surviving Corporation shall be the Certificate of Incorporation of the Merging Corporation until further amended and changed pursuant to the DGCL.

FIFTH: The executed Agreement and Plan of Merger is on file at 100 Binney Street, Suite 700, Cambridge, Massachusetts 02142, the principal place of business of the Surviving Corporation.

SIXTH: A copy of the executed Agreement and Plan of Merger will be furnished by the Surviving Corporation on request, without cost, to any stockholder of the constituent corporations.

SEVENTH: The Merger shall become effective upon filing of this Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the provisions of Sections 103 and 251(c) of the DGCL.

Annex A-68

IN WITNESS WHEREOF, the Surviving Corporation has caused this Certificate of Merger to be signed by an authorized officer, on the [•] day of [•], 2021.

[Surviving Corporation]

By:
Authorized Officer

Name:
Title:

[Signature Page to Certificate of Merger]

Annex A-69

Exhibit D

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is dated as of [•], 2021, by and between the undersigned (the “Holder”) and BCTG Acquisition Corp., a Delaware corporation (the “Purchaser”). Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Merger Agreement (as defined below).

BACKGROUND

A. Purchaser, BCTG Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser and Tango Therapeutics, Inc., a Delaware corporation (the “Company”), entered into a Merger Agreement dated as of April [•], 2021 (the “Merger Agreement”).

B. Pursuant to the Merger Agreement, Purchaser will become the 100% stockholder of the Company (the “Transaction”).

C. The Holder is the record and/or beneficial owner of certain shares of Company Capital Stock, which will be exchange for shares of Purchaser Common Stock pursuant to the Merger Agreement.

D. As a condition of, and as a material inducement for Purchaser to enter into and consummate the transactions contemplated by the Merger Agreement, the Holder has agreed to execute and deliver this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1. Lock-Up.

(a) During the Lock-up Period (as defined below), the Holder irrevocably agrees that it, he or she will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales (as defined below) with respect to any security of Purchaser; provided, for the avoidance of doubt, that nothing in this Agreement shall restrict the Holder’s right to cause the Company to file and cause to become effective a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) naming such Holder as a selling securityholder (and to make any required disclosures in respect thereof).

(b) In furtherance of the foregoing, Purchaser will (i) place an irrevocable stop order on all Lock-up Shares, including those which may be covered by a registration statement, and (ii) notify Purchaser’ transfer agent in writing of the stop order and the restrictions on such Lock-up Shares under this Agreement and direct Purchaser’ transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

(c) For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

(d) For purpose of this Agreement, the “Lock-up Period” means with respect to the Lock-up Shares, the period commencing on the Closing Date and ending on the date that is 180 calendar days thereafter.

Annex A-70

(e) The restrictions set forth herein shall not apply to: (1) transfers or distributions to the Holder’s current or former general or limited partners, managers or members, stockholders, other equityholders or other direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) or to the estates of any of the foregoing; (2) transfers by bona fide gift to a member of the Holder’s immediate family or to a trust, the beneficiary of which is the Holder or a member of the Holder’s immediate family for estate planning purposes; (3) by virtue of will, intestate succession or the laws of descent and distribution upon death of the Holder; (4) pursuant to a qualified domestic relations order, in each case where such transferee agrees to be bound by the terms of this Agreement; (5) establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Restricted Securities; provided, that such plan does not provide for the transfer of Lock-Up Shares during the Lock-Up Period.

(f) In addition, after the Closing Date, if there is a Change of Control, then upon the consummation of such Change of Control, all Lock-up Shares shall be released from the restrictions contained herein. A “Change of Control” means: (a) the sale of all or substantially all of the consolidated assets of Purchaser and Purchaser subsidiaries to a third-party purchaser; (b) a sale resulting in no less than a majority of the voting power of the Purchaser being held by person that did not own a majority of the voting power prior to such sale; or (c) a merger, consolidation, recapitalization or reorganization of Purchaser with or into a third-party purchaser that results in the inability of the pre-transaction equity holders to designate or elect a majority of the Board of Directors (or its equivalent) of the resulting entity or its parent company.

2. Representations and Warranties.    Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the others and to all third party beneficiaries of this Agreement that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is the binding and enforceable obligation of such party, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound.

3. Beneficial Ownership.    The Holder hereby represents and warrants that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any shares of capital stock of Purchaser, or any economic interest in or derivative of such stock, other than those securities specified on the signature page hereto. For purposes of this Agreement, the common stock of Company beneficially owned by the Holder as specified on the signature hereto, and the shares of Purchaser such shares will be converted into in connection with the Transaction, are collectively referred to as the “Lock-up Shares.”

4. No Additional Fees/Payment.    Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

5. Notices.    Any notices required or permitted to be sent hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

(a)     If to Purchaser, to:

BCTG Acquisition Corp.

12860 El Camino Real, Suite 300

San Diego, CA 92130

Attention: Aaron Davis

E-mail: [REDACTED]

Annex A-71

with a copy to (which shall not constitute notice):

Loeb & Loeb

345 Park Avenue, 19th Floor

New York, NY 10154

Attention: Mitchell S. Nussbaum, Esq.

E-mail: mnussbaum@loeb.com

(b)    If to the Holder, to the addresses set forth on the Holder’s signature page hereto.

or to such other address as any party may have furnished to the others in writing in accordance herewith.

6. Enumeration and Headings.    The enumeration and headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

7. Counterparts.    This Agreement may be executed in facsimile and in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall together constitute one and the same agreement.

8. Successors and Assigns.    This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. The Holder hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by Purchaser and its successors and assigns.

9. Severability.    If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision will be conformed to prevailing law rather than voided, if possible, in order to achieve the intent of the parties and, in any event, the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

10. Amendment.    This Agreement may be amended or modified by written agreement executed by each of the parties hereto.

11. Further Assurances.    Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

12. No Strict Construction.    The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

13. Governing Law.    The terms and provisions of this Agreement shall be construed in accordance with the laws of the State of Delaware.

14. Controlling Agreement.    To the extent the terms of this Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with a provision in the Merger Agreement, the terms of this Agreement shall control.

[Signature Page Follows]

Annex A-72

IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

BCTG ACQUISITION Corp.

By:
Name:
Title:

Annex A-73

IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

HOLDER

By:
Name:
Title:
Address for Notice:

with a copy, which shall not constitute notice, to:

NUMBER OF Lock-up Shares:
_______________ shares of Company Capital Stock

Annex A-74

Exhibit E

SECOND
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
BCTG ACQUISITION CORP.

_______________, 2021

BCTG Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.      The name of the Corporation is “BCTG Acquisition Corp.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on May 21, 2020 (the “Original Certificate”). The Amended and Restated Certificate of Incorporation (the “First Amended and Restated Certificate”), which both restated and amended the provisions of the Original Certificate was filed with the Secretary of the State of Delaware on September 2, 2020.

2.      This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which both restates and amends the provisions of the First Amended and Restated Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”).

3.      This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of Delaware.

4.      Certain capitalized terms used in this Second Amended and Restated Certificate are defined where appropriate herein.

5.      This Second Amended and Restated Certificate is being amended and restated in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated [_______________] (the “Merger Agreement”), by and among the Corporation, Tango Therapeutics, Inc., and BCTG Merger Sub Inc.

6.      The text of the First Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I

The name of the Corporation is Tango Therapeutics, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. The Corporation is to have a perpetual existence.

ARTICLE IV

CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have authority to issue is __________million (__________), of which (i) one __________ million (________) shares shall be a class designated as common stock, par value $0.001 per share (the “Common Stock”), and (ii) _________ (________) shares shall be a class designated as undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).

Annex A-75

Except as otherwise provided in any certificate of designations of any series of Undesignated Preferred Stock, the number of authorized shares of the class of Common Stock or Undesignated Preferred Stock may from time to time be increased or decreased (but not below the number of shares of such class outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation irrespective of the provisions of Section 242(b)(2) of the DGCL.

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

A. COMMON STOCK

Subject to all the rights, powers and preferences of the Undesignated Preferred Stock and except as provided by law or in this Certificate (or in any certificate of designations of any series of Undesignated Preferred Stock):

(a) the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (or on any amendment to a certificate of designations of any series of Undesignated Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Undesignated Preferred Stock if the holders of such affected series of Undesignated Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (or pursuant to a certificate of designations of any series of Undesignated Preferred Stock) or pursuant to the DGCL;

(b) dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board of Directors of the Corporation (the “Board of Directors”) or any authorized committee thereof; and

(c) upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

B. UNDESIGNATED PREFERRED STOCK

The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to provide by resolution or resolutions for, out of the unissued shares of Undesignated Preferred Stock, the issuance of the shares of Undesignated Preferred Stock in one or more series of such stock, and by filing a certificate of designations pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof. Except as otherwise provided by any certificate of designations of any series of Undesignated Preferred Stock then outstanding or by law, no holder of any series of Undesignated Preferred Stock, as such, shall be entitled to any voting powers in respect thereof.

ARTICLE V

STOCKHOLDER ACTION

1. Action without Meeting.    Except as may otherwise be provided by or pursuant to this Certificate (or any certificate of designations of any series of Undesignated Preferred Stock then outstanding) with respect to the holders of any series of Undesignated Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu thereof. Notwithstanding anything herein to the contrary, the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article V, Section 1.

Annex A-76

2. Special Meetings.    Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Notwithstanding anything herein to the contrary, the affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article V, Section 2.

ARTICLE VI

DIRECTORS

1. General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

2. Election of Directors. Election of Directors need not be by written ballot unless the By-laws of the Corporation (the “By-laws”) shall so provide.

3. Number of Directors; Term of Office. The number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The Directors, other than those who may be elected by the holders of any series of Undesignated Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes. The initial Class I Directors of the Corporation shall be __________________; the initial Class II Directors of the Corporation shall be _____________________; and the initial Class III Directors of the Corporation shall be _______________. The initial Class I Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2022, the initial Class II Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2023, and the initial Class III Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2024. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Undesignated Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificate of designations applicable to such series.

Notwithstanding anything herein to the contrary, the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article IV, Section 3.

4. Vacancies.    Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors, when the number of Directors is increased or decreased, the Board of Directors shall, subject to Article VI.3 hereof, determine the class or classes to which the increased or decreased number of

Annex A-77

Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

5. Removal.    Subject to the rights, if any, of any series of Undesignated Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director (including persons elected by Directors to fill vacancies in the Board of Directors) may be removed from office (i) only with cause and (ii) only by the affirmative vote of the holders not less than two-thirds (2/3) of the outstanding shares of capital stock then entitled to vote at an election of Directors. At least forty-five (45) days prior to any annual or special meeting of stockholders at which it is proposed that any Director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the Director whose removal will be considered at the meeting.

ARTICLE VII

LIMITATION OF LIABILITY

1. A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a Director, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

2. Any amendment, repeal or modification of this Article VII by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director at the time of such amendment, repeal or modification.

3. Notwithstanding anything herein to the contrary, the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article VII.

ARTICLE VIII

AMENDMENT OF BY-LAWS

1. Amendment by Directors.    Except as otherwise provided by law, the By-laws of the Corporation may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the Directors then in office.

2. Amendment by Stockholders.    Except as otherwise provided therein, the By-laws of the Corporation may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

Annex A-78

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. Except as otherwise required by this Certificate or by law, whenever any vote of the holders of capital stock of the Corporation is required to amend or repeal any provision of this Certificate, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class at a duly constituted meeting of stockholders called expressly for such purpose.

ARTICLE X

BUSINESS COMBINATIONS

1. Opt Out of DGCL 203.    The Corporation shall not be governed by Section 203 of the DGCL.

2. Excluded Opportunity.    The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any Director of the Corporation who is not an employee or officer of the Corporation or any of its subsidiaries (a “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a Director of the Corporation.

*        *        *

Annex A-79

THIS SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION is executed as of this ____ day of __________, 2021.

TANGO THERAPEUTICS, INC.
By:
Name:
Title:

Annex A-80

Exhibit F

AMENDED AND RESTATED

BY-LAWS

OF

BCTG ACQUISITION CORP.

(the “Corporation”)

Annex A-81

ARTICLE I

Stockholders

SECTION 1. Annual Meeting. The annual meeting of stockholders (any such meeting being referred to in these By-laws as an “Annual Meeting”) shall be held at the hour, date and place within or without the United States which is fixed by the Board of Directors, which time, date and place may subsequently be changed at any time by vote of the Board of Directors. If no Annual Meeting has been held for a period of thirteen (13) months after the Corporation’s last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these By-laws or otherwise, all the force and effect of an Annual Meeting. Any and all references hereafter in these By-laws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.

SECTION 2. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of other business to be considered by the stockholders may be brought before an Annual Meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this By-law, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this By-law as to such nomination or business. For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a stockholder to bring nominations or business properly before an Annual Meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and such stockholder must comply with the notice and other procedures set forth in Article I, Section 2(a)(2) and (3) of this By-law to bring such nominations or business properly before an Annual Meeting. In addition to the other requirements set forth in this By-law, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by stockholders of the Corporation under Delaware law.

(2) For nominations or other business to be properly brought before an Annual Meeting by a stockholder pursuant to clause (ii) of Article I, Section 2(a)(1) of this By-law, the stockholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this By-law and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this By-law. To be timely, a stockholder’s written notice shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s Annual Meeting; provided, however, that in the event the Annual Meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no Annual Meeting were held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of the Corporation not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Notwithstanding anything to the contrary provided herein, for the first Annual Meeting following the initial public offering of common stock of the Corporation, a stockholder’s notice shall be timely if received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such Annual Meeting is first made or sent by the Corporation. Such stockholder’s Timely Notice shall set forth:

(A) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

Annex A-82

(B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of each Proposing Person (as defined below);

(C) (i) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, and (e) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”) and (iii) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation;

(D) (i) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person (including with any proposed nominee(s)), pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and

(E) a statement whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the shares of capital stock of the Corporation reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder (such statement, the “Solicitation Statement”).

For purposes of this Article I of these By-laws, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record providing the notice of nominations or business proposed to be brought before a stockholders’ meeting, and (ii) the beneficial owner(s), if different, on whose behalf the nominations

Annex A-83

or business proposed to be brought before a stockholders’ meeting is made. For purposes of this Section 2 of Article I of these By-laws, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Corporation, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of capital stock of the Corporation, or (d) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.

(3) A stockholder providing Timely Notice of nominations or business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this By-law shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).

(4) Notwithstanding anything in the second sentence of Article I, Section 2(a)(2) of this By-law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with the second sentence of Article I, Section 2(a)(2), a stockholder’s notice required by this By-law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) General.

(1) Only such persons who are nominated in accordance with the provisions of this By-law shall be eligible for election and to serve as directors and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of this By-law or in accordance with Rule 14a-8 under the Exchange Act. The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this By-law. If neither the Board of Directors nor such designated committee makes a determination as to whether any stockholder proposal or nomination was made in accordance with the provisions of this By-law, the presiding officer of the Annual Meeting shall have the power and duty to determine whether the stockholder proposal or nomination was made in accordance with the provisions of this By-law. If the Board of Directors or a designated committee thereof or the presiding officer, as applicable, determines that any stockholder proposal or nomination was not made in accordance with the provisions of this By-law, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.

(2) Except as otherwise required by law, nothing in this Article I, Section 2 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a stockholder.

Annex A-84

(3) Notwithstanding the foregoing provisions of this Article I, Section 2, if the nominating or proposing stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Article I, Section 2, to be considered a qualified representative of the proposing stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the presiding officer at the meeting of stockholders.

(4) For purposes of this By-law, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(5) Notwithstanding the foregoing provisions of this By-law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-law. Nothing in this By-law shall be deemed to affect any rights of (i) stockholders to have proposals included in the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor rule), as applicable, under the Exchange Act and, to the extent required by such rule, have such proposals considered and voted on at an Annual Meeting or (ii) the holders of any series of Undesignated Preferred Stock to elect directors under specified circumstances.

SECTION 3. Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Nominations of persons for election to the Board of Directors of the Corporation and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with Article I, Section 1 of these By-laws, in which case such special meeting in lieu thereof shall be deemed an Annual Meeting for purposes of these By-laws and the provisions of Article I, Section 2 of these By-laws shall govern such special meeting.

SECTION 4. Notice of Meetings; Adjournments.

(a) A notice of each Annual Meeting stating the hour, date and place, if any, of such Annual Meeting and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not less than ten (10) days nor more than sixty (60) days before the Annual Meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation’s stock transfer books. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law (“DGCL”).

(b) Notice of all special meetings of stockholders shall be given in the same manner as provided for Annual Meetings, except that the notice of all special meetings shall state the purpose or purposes for which the meeting has been called.

(c) Notice of an Annual Meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed, or waiver of notice by electronic transmission is provided, before or after such meeting by such stockholder or if such stockholder attends such meeting, unless such attendance is for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

Annex A-85

(d) The Board of Directors may postpone and reschedule any previously scheduled Annual Meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 2 of this Article I of these By-laws or otherwise. In no event shall the public announcement of an adjournment, postponement or rescheduling of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder’s notice under this Article I of these By-laws.

(e) When any meeting is convened, the presiding officer may adjourn the meeting if (i) no quorum is present for the transaction of business, (ii) the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to stockholders, or (iii) the Board of Directors determines that adjournment is otherwise in the best interests of the Corporation. When any Annual Meeting or special meeting of stockholders is adjourned to another hour, date or place, notice need not be given of the adjourned meeting other than an announcement at the meeting at which the adjournment is taken of the hour, date and place, if any, to which the meeting is adjourned and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting; provided, however, that if the adjournment is for more than thirty (30) days from the meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the Certificate of Incorporation of the Corporation (as the same may hereafter be amended and/or restated, the “Certificate”) or these By-laws, is entitled to such notice.

SECTION 5. Quorum. A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 6. Voting and Proxies. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock ledger of the Corporation as of the record date, unless otherwise provided by law or by the Certificate. Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by Section 212(c) of the DGCL. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by Section 212(c) of the DGCL may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. Proxies shall be filed in accordance with the procedures established for the meeting of stockholders. Except as otherwise limited therein or as otherwise provided by law, proxies authorizing a person to vote at a specific meeting shall entitle the persons authorized thereby to vote at any adjournment of such meeting, but they shall not be valid after final adjournment of such meeting. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them.

SECTION 7. Action at Meeting. When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these By-laws. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

SECTION 8. Stockholder Lists. The Secretary or an Assistant Secretary (or the Corporation’s transfer agent or other person authorized by these By-laws or by law) shall prepare and make, at least ten (10) days before every Annual Meeting or special meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares

Annex A-86

registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for a period of at least ten (10) days prior to the meeting in the manner provided by law. The list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.

SECTION 9. Presiding Officer. The Board of Directors shall designate a representative to preside over all Annual Meetings or special meetings of stockholders, provide that if the Board of Directors does not so designate such a presiding officer, then the Chairman of the Board, if one is elected, shall preside over such meetings. If the Board of Directors does not so designate such a presiding officer and there is no Chairman of the Board or the Chairman of the Board is unable to so preside or is absent, then the Chief Executive Officer, if one is elected, shall preside over such meetings, provided further that if there is no Chief Executive Officer or the Chief Executive Officer is unable to so preside or is absent, then the President shall preside over such meetings. The presiding officer at any Annual Meeting or special meeting of stockholders shall have the power, among other things, to adjourn such meeting at any time and from time to time, subject to Sections 4 and 5 of this Article I. The order of business and all other matters of procedure at any meeting of the stockholders shall be determined by the presiding officer.

SECTION 10. Inspectors of Elections. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer shall appoint one or more inspectors to act at the meeting. Any inspector may, but need not, be an officer, employee or agent of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. The presiding officer may review all determinations made by the inspectors, and in so doing the presiding officer shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors. All determinations by the inspectors and, if applicable, the presiding officer, shall be subject to further review by any court of competent jurisdiction.

ARTICLE II

Directors

SECTION 1. Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided by the Certificate or required by law.

SECTION 2. Number and Terms. The number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The directors shall hold office in the manner provided in the Certificate.

SECTION 3. Qualification. No director need be a stockholder of the Corporation.

SECTION 4. Vacancies. Vacancies in the Board of Directors shall be filled in the manner provided in the Certificate.

SECTION 5. Removal. Directors may be removed from office only in the manner provided in the Certificate.

SECTION 6. Resignation. A director may resign at any time by giving written notice to the Chairman of the Board, if one is elected, the President or the Secretary. A resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 7. Regular Meetings. Regular meetings (including any annual meeting) of the Board of Directors may be held at such hour, date and place as the Board of Directors may by resolution from time to time determine and publicize by means of reasonable notice given to any director who is not present at the meeting at which such resolution is adopted.

SECTION 8. Special Meetings. Special meetings of the Board of Directors may be called, orally or in writing, by or at the request of a majority of the directors, the Chairman of the Board, if one is elected, or the President. The person calling any such special meeting of the Board of Directors may fix the hour, date and place thereof.

Annex A-87

SECTION 9. Notice of Meetings. Notice of the hour, date and place of all special meetings of the Board of Directors shall be given to each director by the Secretary or an Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the Chairman of the Board, if one is elected, or the President or such other officer designated by the Chairman of the Board, if one is elected, or the President. Notice of any special meeting of the Board of Directors shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communication, sent to his or her business or home address, at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to his or her business or home address, at least forty-eight (48) hours in advance of the meeting. Such notice shall be deemed to be delivered when hand-delivered to such address, read to such director by telephone, deposited in the mail so addressed, with postage thereon prepaid if mailed, dispatched or transmitted if sent by facsimile transmission or by electronic mail or other form of electronic communications. A written waiver of notice signed before or after a meeting by a director and filed with the records of the meeting shall be deemed to be equivalent to notice of the meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because such meeting is not lawfully called or convened. Except as otherwise required by law, by the Certificate or by these By-laws, neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 10. Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business which might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. For purposes of this section, the total number of directors includes any unfilled vacancies on the Board of Directors.

SECTION 11. Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of the directors present shall constitute action by the Board of Directors, unless otherwise required by law, by the Certificate or by these By-laws.

SECTION 12. Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated as a resolution of the Board of Directors for all purposes.

SECTION 13. Manner of Participation. Directors may participate in meetings of the Board of Directors by means of conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these By-laws.

SECTION 14. Presiding Director. The Board of Directors shall designate a representative to preside over all meetings of the Board of Directors, provided that if the Board of Directors does not so designate such a presiding director or such designated presiding director is unable to so preside or is absent, then the Chairman of the Board, if one is elected, shall preside over all meetings of the Board of Directors. If both the designated presiding director, if one is so designated, and the Chairman of the Board, if one is elected, are unable to preside or are absent, the Board of Directors shall designate an alternate representative to preside over a meeting of the Board of Directors.

SECTION 15. Committees. The Board of Directors, by vote of a majority of the directors then in office, may elect one or more committees, including, without limitation, a Compensation Committee, a Nominating & Corporate Governance Committee and an Audit Committee, and may delegate thereto some or all of its powers except those which by law, by the Certificate or by these By-laws may not be delegated. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these By-laws for the Board of Directors. All members of such committees shall hold such offices at the pleasure of the Board of Directors. The Board of Directors may abolish any such committee at any time. Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings and shall report its action to the Board of Directors.

Annex A-88

SECTION 16. Compensation of Directors. Directors shall receive such compensation for their services as shall be determined by a majority of the Board of Directors, or a designated committee thereof, provided that directors who are serving the Corporation as employees and who receive compensation for their services as such, shall not receive any salary or other compensation for their services as directors of the Corporation.

ARTICLE III

Officers

SECTION 1. Enumeration. The officers of the Corporation shall consist of a President, a Treasurer, a Secretary and such other officers, including, without limitation, a Chairman of the Board of Directors, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine.

SECTION 2. Election. At the regular annual meeting of the Board of Directors following the Annual Meeting, the Board of Directors shall elect the President, the Treasurer and the Secretary. Other officers may be elected by the Board of Directors at such regular annual meeting of the Board of Directors or at any other regular or special meeting.

SECTION 3. Qualification. No officer need be a stockholder or a director. Any person may occupy more than one office of the Corporation at any time.

SECTION 4. Tenure. Except as otherwise provided by the Certificate or by these By-laws, each of the officers of the Corporation shall hold office until the regular annual meeting of the Board of Directors following the next Annual Meeting and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

SECTION 5. Resignation. Any officer may resign by delivering his or her written resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 6. Removal. Except as otherwise provided by law, the Board of Directors may remove any officer with or without cause by the affirmative vote of a majority of the directors then in office.

SECTION 7. Absence or Disability. In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.

SECTION 8. Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

SECTION 9. President. The President shall, subject to the direction of the Board of Directors, have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 10. Chairman of the Board. The Chairman of the Board, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 11. Chief Executive Officer. The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 12. Vice Presidents and Assistant Vice Presidents. Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 13. Treasurer and Assistant Treasurers. The Treasurer shall, subject to the direction of the Board of Directors and except as the Board of Directors or the Chief Executive Officer may otherwise provide, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation. He or she shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

Annex A-89

SECTION 14. Secretary and Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the stockholders and the Board of Directors (including committees of the Board of Directors) in books kept for that purpose. In his or her absence from any such meeting, a temporary secretary chosen at the meeting shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation). The Secretary shall have custody of the seal of the Corporation, and the Secretary, or an Assistant Secretary shall have authority to affix it to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or that of an Assistant Secretary. The Secretary shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. In the absence of the Secretary, any Assistant Secretary may perform his or her duties and responsibilities. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 15. Other Powers and Duties. Subject to these By-laws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors or the Chief Executive Officer.

ARTICLE IV

Capital Stock

SECTION 1. Certificates of Stock. Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by the Chairman of the Board, the President or a Vice President and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. The Corporation seal and the signatures by the Corporation’s officers, the transfer agent or the registrar may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. Notwithstanding anything to the contrary provided in these Bylaws, the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation), and by the approval and adoption of these Bylaws the Board of Directors has determined that all classes or series of the Corporation’s stock may be uncertificated, whether upon original issuance, re-issuance, or subsequent transfer.

SECTION 2. Transfers. Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock that are represented by a certificate may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate theretofore properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. Shares of stock that are not represented by a certificate may be transferred on the books of the Corporation by submitting to the Corporation or its transfer agent such evidence of transfer and following such other procedures as the Corporation or its transfer agent may require.

SECTION 3. Record Holders. Except as may otherwise be required by law, by the Certificate or by these By-laws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these By-laws.

SECTION 4. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the

Annex A-90

Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and (b) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 5. Replacement of Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock of the Corporation, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe.

ARTICLE V

Indemnification

SECTION 1. Definitions. For purposes of this Article:

(a) “Corporate Status” describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation, or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation. For purposes of this Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation;

(b) “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation;

(c) “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;

(d) “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;

(e) “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement;

(f) “Non-Officer Employee” means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(g) “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation;

(h) “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and

Annex A-91

(i) “Subsidiary” shall mean any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) fifty percent (50%) or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) fifty percent (50%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

SECTION 2. Indemnification of Directors and Officers.

(a) Subject to the operation of Section 4 of this Article V of these By-laws, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 2.

(1) Actions, Suits and Proceedings Other than By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(2) Actions, Suits and Proceedings By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Section 2(a)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.

(3) Survival of Rights. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

(4) Actions by Directors or Officers. Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors of the Corporation, unless such Proceeding was brought to enforce such Officer’s or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under these By-laws in accordance with the provisions set forth herein.

SECTION 3. Indemnification of Non-Officer Employees. Subject to the operation of Section 4 of this Article V of these By-laws, each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee’s Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not

Annex A-92

opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors of the Corporation.

SECTION 4. Determination. Unless ordered by a court, no indemnification shall be provided pursuant to this Article V to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

SECTION 5. Advancement of Expenses to Directors Prior to Final Disposition.

(a) The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors of the Corporation, or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under these By-laws.

(b) If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article V shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.

(c) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 6. Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.

(a) The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.
Annex A-93

(b) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 7. Contractual Nature of Rights.

(a) The provisions of this Article V shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article V is in effect, in consideration of such person’s past or current and any future performance of services for the Corporation. Neither amendment, repeal or modification of any provision of this Article V nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article V shall eliminate or reduce any right conferred by this Article V in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article V shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributes of such person.

(b) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article V shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

(c) In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 8. Non-Exclusivity of Rights. The rights to indemnification and to advancement of Expenses set forth in this Article V shall not be exclusive of any other right which any Director, Officer, or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these By-laws, agreement, vote of stockholders or Disinterested Directors or otherwise.

SECTION 9. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article V.

SECTION 10. Other Indemnification. The Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”). Any indemnification or advancement of Expenses under this Article V owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.

Annex A-94

ARTICLE VI

Miscellaneous Provisions

SECTION 1. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

SECTION 2. Seal. The Board of Directors shall have power to adopt and alter the seal of the Corporation.

SECTION 3. Execution of Instruments. All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the Chairman of the Board, if one is elected, the President or the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors or the executive committee of the Board may authorize.

SECTION 4. Voting of Securities. Unless the Board of Directors otherwise provides, the Chairman of the Board, if one is elected, the President or the Treasurer may waive notice of and act on behalf of the Corporation, or appoint another person or persons to act as proxy or attorney in fact for the Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or shareholders of any other corporation or organization, any of whose securities are held by the Corporation.

SECTION 5. Resident Agent. The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

SECTION 6. Corporate Records. The original or attested copies of the Certificate, By-laws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock transfer books, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, may be kept outside the State of Delaware and shall be kept at the principal office of the Corporation, at an office of its counsel, at an office of its transfer agent or at such other place or places as may be designated from time to time by the Board of Directors.

SECTION 7. Certificate. All references in these By-laws to the Certificate shall be deemed to refer to the Amended and Restated Certificate of Incorporation of the Corporation, as amended and/or restated and in effect from time to time.

SECTION 8. Exclusive Jurisdiction of Delaware Courts or the United States Federal District Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate or Bylaws (including the interpretation, validity or enforceability thereof), or (iv) any action asserting a claim governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.

SECTION 9. Amendment of By-laws.

(a) Amendment by Directors. Except as provided otherwise by law, these By-laws may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office.

(b) Amendment by Stockholders. These By-laws may be amended or repealed at any Annual Meeting, or special meeting of stockholders called for such purpose in accordance with these By-Laws, by the affirmative vote of at least seventy-five percent (75%) of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class. Notwithstanding the foregoing, stockholder approval shall not be required unless mandated by the Certificate, these By-laws, or other applicable law.

Annex A-95

SECTION 10. Notices. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

SECTION 11. Waivers. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in such a waiver.

Adopted by the Board on _____________, 2021 and approved by the stockholders on _________, 2021.

Annex A-96

Exhibit G

AMENDED AND RESTATED
REGISTRATION AND STOCKHOLDER RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION AND STOCKHOLDER RIGHTS AGREEMENT (this “Agreement”) is entered into as of the __ day of ______________, 2021, is made and entered into by and among. TANGO THERAPEUTICS, INC. a Delaware corporation (the “Company”), and certain former stockholders of [Tango Therapeutics, Inc.] (“Old Tango”), set forth on Schedule 11 hereto under the heading “Holders” (such stockholders, the “Tango Investors”), and the undersigned parties set forth on Schedule I hereto under the heading “Investors” (each, an “Investor” and collectively, the “Investors”). The Tango Investors, the Investors and any other person or entity who becomes a party to this Agreement, are referred to herein as the “Holders,” or each a “Holder.”

WHEREAS, the Company and the Investors are party to that certain Registration and Stockholder Rights Agreement, dated as of September 2, 2020 (the “Original RRA”);

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of April [•], 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, BCTG Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and Old Tango, pursuant to which Merger Sub merged with and into Old Tango (the “Merger”), with Old Tango continuing as the surviving corporation and becoming a direct, wholly owned subsidiary of the Company;

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Holders received shares of Common Stock (as defined below) (the “Merger Shares”) or options to acquire shares of Common Stock (the “Merger Options”);

WHEREAS, on the date hereof, certain investors (such other investors, collectively, the “Third-Party Investor Stockholders”) purchased an aggregate of [•] shares of Common Stock (the “Investor Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Subscription Agreements, each dated as of April [•], 2021, entered into by and between the Company and each such Third-Party Investor Stockholder (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);

WHEREAS, pursuant to Section 7.8 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the holders of a majority of the Registrable Securities (the “Required Investors; and

WHEREAS, the Company and the Investors desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement, and terminate the Original RRA.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Agreement” means this Agreement, as amended, restated, supplemented, or otherwise modified from time to time.

“Block Trade” shall have the meaning given in Section 2.3.1.

“Board” means the board of directors of the Company.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” means the common stock, par value $0.0001 per share, of the Company.

____________

1        Note to Draft: To consist of Target stockholders who are directors, officers or affiliates who will need registration rights.

Annex A-97

“Company” is defined in the preamble to this Agreement.

“Demand Registration” is defined in Section 2.1.1.

“Demanding Holder” is defined in Section 2.1.1.

“EDGAR” shall have the meaning given in Section 3.1.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form S-1 Shelf” is defined in Section 2.1.1.

“Form S-3 Shelf” is defined in Section 2.11.

“Holder Information” shall have the meaning given in Section 3.3.

“Holders” is defined in the preamble to this Agreement.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Initial Public Offering” means the initial public offering of the Common Stock, which occurred on September 8, 2020.

“Initial Shares” means all of the outstanding shares of Common Stock issued prior to the consummation of the Initial Public Offering.

“Investor” is defined in the preamble to this Agreement.

“Investor Indemnified Party” is defined in Section 4.1.

“Joinder” shall have the meaning given in Section 5.10.

“Maximum Number of Securities” is defined in Section 2.2.2.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 0.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 0.

“Plan of Distribution” shall have the meaning given in Section 2.1.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Notices” is defined in Section 5.4.

“Permitted Transferees” shall mean with respect to each Holder and its Permitted Transferees, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or its Permitted Transferees and the Company and any transferee thereafter.

“Piggy-Back Registration” is defined in Section 2.2.1.

Annex A-98

“Private Shares” means the aggregate of 533,500 shares of common stock (that Sponsor purchased in a private place that occurred simultaneously with the Initial Public Offering.

“Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration, listing and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities;

(C) printing, messenger, telephone and delivery expenses;

(D) fees and disbursements of counsel for the Company;

(E) fees and disbursements of all independent registered public accountants of the Company and any other persons, including special experts, retained by the Company, incurred in connection with such Registration;

(F) all expenses in connection with the preparation, printing and filing of a Registration Statement, any Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to any Holders, underwriters and dealers and all expenses incidental to delivery of the Registrable Securities; and

(G) in an Underwritten Offering, Block Trade or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders (not to exceed $75,000 without the consent of the Company).

“Registrable Securities” means (i) the Initial Shares, (ii) the Private Shares, (iii) the Merger Shares, (iv) the shares of Common Stock issuable upon exercise of the Merger Options, and (v) any warrants, shares of capital stock or other securities of the Company issued as a dividend or other distribution with respect to or in exchange for or in replacement of the shares specified in clauses (i) through (iv). As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding, or (d) the Registrable Securities are freely saleable under Rule 144 without any volume limitations.

“Registration Statement” means a registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Release Date” means the date on which the Initial Shares are disbursed from escrow pursuant to Section 3 of that certain Stock Escrow Agreement dated as of September 2, 2020 by and among the Investors and Continental Stock Transfer & Trust Company.

“Requesting Holders” shall have the meaning given in Section 0.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

Annex A-99

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” means BCTG Holdings, LLC.

“Subscription Agreement” shall be as defined in the recitals.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 0.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 0.

“Withdrawal Notice” shall have the meaning given in Section 0.

2. REGISTRATION RIGHTS.

2.1 Shelf Registration.

2.1.1 Filing. As soon as practicable but no later than thirty (30) calendar days following the closing date of the Merger, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) sixty (60) calendar days (or ninety (90) calendar days if the Commission notifies the Company that it will “review” such Shelf Registration) following the initial filing date thereof and (b) ten (10) business days after the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Shelf Registration will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available (the “Plan of Distribution”) to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use a Form S-3 Shelf. The Company shall, if requested by the Holder, use its best efforts to (i) cause the removal of any restrictive legend related to compliance with the federal securities laws set forth on the Registrable Securities, (ii) cause its legal counsel to deliver an opinion, if necessary, to the transfer agent in connection with the instruction under subclause (i) to the effect that removal of such legends in such circumstances may be effected in compliance under the Securities Act, and (iii) issue Registrable Securities without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company, at the Holder’s option, within two (2) business days of such request, if (A) the Registrable Securities are registered for resale under the Securities Act, (B) the Registrable Securities may be sold by the Holder without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, or (C) the Holder has sold or transferred, or proposes to sell or transfer within five (5) business days of such request, Registrable

Annex A-100

Securities pursuant to the Registration Statement or in compliance with Rule 144. The Company’s obligation to remove legends under this Section 2.1.1 may be conditioned upon the Holder timely providing such representations and documentation as are reasonably necessary and customarily required in connection with the removal of restrictive legends related to compliance with the federal securities laws.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to the Plan of Distribution. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form.

2.1.3 Additional Registrable Securities. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered once per calendar year for each of the Investors (as a group) and the Tango Investors (as a group) for an aggregate of not more than three (3) additional registrations per calendar year.

2.1.4 Requests for Underwritten Shelf Takedowns. At any time and from time to time when an effective Shelf is on file with the Commission, a Holder (in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, at least $20 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. The Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Investors and the Tango Investors may each demand not more than three (3) Underwritten Shelf Takedowns, for an aggregate of not more than six (6) Underwritten Shelf Takedowns pursuant to this Agreement. The Company shall not be required to effect more than one (1) Underwritten Shelf Takedown during in any six (6) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that

Annex A-101

the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Shelf Takedown) and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor or a Tango Investor may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor the Tango Investors or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 0, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor, a Director Holder or a Tango Investor elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor, such Director Holder or such Tango Investor, as applicable, for purposes of Section 0. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 0, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 0.

2.2 Piggy-Back Registration.

2.2.1 Piggy-Back Rights. If at any time the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for shareholders of the Company for their account (or by the Company and by shareholders of the Company including, without limitation, pursuant to Section 2.1), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to

Annex A-102

be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration”). The Company shall cause such Registrable Securities to be included in such registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration.

2.2.2 Reduction of Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises the Company and the holders of Registrable Securities in writing that the dollar amount or number of shares of Common Stock which the Company desires to sell, taken together with the shares of Common Stock, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder, the Registrable Securities as to which registration has been requested under this Section 2.2, and the shares of Common Stock, if any, as to which registration has been requested pursuant to the written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then the Company shall include in any such registration:

(a) If the registration is undertaken for the Company’s account: (A) first, the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the shares of Common Stock or other securities, if any, comprised of Registrable Securities, as to which registration has been requested pursuant to the applicable written contractual piggy-back registration rights of such security holders, Pro Rata, that can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Securities;

(b) If the registration is a “demand” registration undertaken at the demand of persons other than either the holders of Registrable Securities, (A) first, the shares of Common Stock or other securities for the account of the demanding persons that can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), collectively the shares of Common Stock or other securities comprised of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Securities.

2.2.3 Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written

Annex A-103

contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration.

2.3 Block Trades; Other Coordinated Offerings.

2.3.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder notifies the Company that such Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed ten million dollars ($10,000,000) in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall, use its reasonable best efforts to facilitate as expeditiously as possible, such Block Trade or Other Coordinated Offering of the Registrable Securities for which such Demanding Holder has requested such offering, without giving any effect to any required notice periods or delivery of notices to any other Holders; provided, that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use reasonable best efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering. Any offering conducted as a Block Trade or Other Coordinated Offering will not count as an Underwritten Shelf Takedown for the purposes of Section 2.1.4.

2.3.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 0.

2.3.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2. shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.3.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.3.5 A Demanding Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 0 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 0 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 0 hereof.

3. REGISTRATION PROCEDURES.

3.1 General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

Annex A-104

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 0), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 0;

Annex A-105

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15 with respect to an Underwritten Offering pursuant to Section 0, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

Annex A-106

3.3 Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 0 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 Subject to Section 0, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 0, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 Subject to Section 0, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 0, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 0 or Section 0.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 0 or a registered offering pursuant to Section 0 shall be exercised by the Company, in the aggregate, for not more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to

Annex A-107

this Section 0. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless the Holders, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls a Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, a “Holder Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Holder Indemnified Party for any legal and any other expenses reasonably incurred by such Holder Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein. The Company also shall indemnify any Underwriter of the Registrable Securities, their officers, affiliates, directors, partners, members and agents and each person who controls such Underwriter on substantially the same basis as that of the indemnification provided above in this Section 4.1.

4.2 Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless the Company, each of its directors and officers and each Underwriter (if any), and each other selling holder and each other person, if any, who controls another selling holder or such Underwriter within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling holder expressly for use therein, and shall reimburse the Company, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder.

4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Section 4.1 or Section 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying

Annex A-108

Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4.1.

4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

5. MISCELLANEOUS.

5.1 Other Registration Rights. Other than the Sponsor and Holders who each have registration rights with respect to their Holder shares pursuant to their respective Subscription Agreements, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written

Annex A-109

consent of (i) the Sponsor, for so long as the Sponsor and its affiliates hold, in the aggregate, Registrable Securities representing at least one percent (1%) of the outstanding shares of Common Stock of the Company, and (ii) a Tango Investor, for so long as such Tango Investor and its affiliates hold, in the aggregate, Registrable Securities representing at least one percent (1%) of the outstanding shares of Common Stock of the Company, or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.2 Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2. shall be null and void.

5.3 Notices. All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile; provided, that if such service or transmission is not on a business day or is after normal business hours, then such notice shall be deemed given on the next business day. Notice otherwise sent as provided herein shall be deemed given on the next business day following timely delivery of such notice to a reputable air courier service with an order for next-day delivery.

To the Company:
Tango Therapeutics, Inc.
100 Binney Street, Suite 700
Cambridge, MA 02142
Attention: [CEO]
E-mail: [CEO]@[Tangotx].com

with a copy to (which shall not constitute notice):

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention: Mitchell S. Bloom, William D. Collins & Laurie A. Burlingame
Email: MBloom@Goodwinlaw.com; Wcollins@Goodwinlaw.com; LBurlingame@goodwinlaw.com

To a Holder, to the address set forth below such Holder’s name on Exhibit A hereto.

5.4 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

5.5 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

5.6 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.

Annex A-110

5.7 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Tango Investor so long as such Tango Investor and its respective affiliates hold, in the aggregate, at least one percent (1%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.8 Term. This Agreement shall terminate on the earlier of (a) the tenth (10th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10 Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Sponsor and each Tango Investor (in each case, so long as such Tango Investor and its affiliates hold, in the aggregate, Registrable Securities representing at least one percent (1%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

5.11 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement. No amendment, modification or termination of this Agreement shall be binding upon the holders of the Registrable Securities unless executed in writing by the holders of the majority Registrable Securities.

5.12 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

5.13 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Investor or any other holder of Registrable Securities may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or

Annex A-111

remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

5.14 Governing Law. This Agreement shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed within the State of Delaware, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction.

5.15 Waiver of Trial by Jury. Each party hereby irrevocably and unconditionally waives the right to a trial by jury in any action, suit, counterclaim or other proceeding (whether based on contract, tort or otherwise) arising out of, connected with or relating to this Agreement, the transactions contemplated hereby, or the actions of the Investor in the negotiation, administration, performance or enforcement hereof.

Annex A-112

IN WITNESS WHEREOF, the parties have caused this Amended and Restated Registration and Stockholder Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY:
TANGO THERAPEUTICS, INC.
By:
Name:
Title:
INVESTORS:
BCTG HOLDINGS, LLC
By:	/s/ Andrew Ellis
Name:	Andrew Ellis
Title:	Manager

Annex A-113

/s/ Richard Heyman
Richard Heyman
/s/ Charles M. Baum
Charles M. Baum
/s/ Jamie G. Christensen
Jamie G. Christensen
REDACTED
REDACTED
REDACTED
REDACTED
REDACTED
REDACTED
REDACTED
REDACTED
REDACTED
By:	REDACTED
Name:	REDACTED
Title:	Principal Consultant

Annex A-114

SCHEDULE 1

Name & Address of Investor1

BCTG Holdings, LLC

Richard Heyman

Charles M. Baum

Jamie G. Christensen

REDACTED

REDACTED

REDACTED

REDACTED

REDACTED

[LIST OF TANGO INVESTORS TO BE INCLUDED]

____________

1         Except as stated above, the business address of each Investor is c/o BCTG Acquisition Corp., 12860 El Camino Real, Suite 300, San Diego, CA 92130.

Annex A-115

EXHIBIT A

FORM OF JOINDER

Annex A-116

Exhibit H

TANGO THERAPEUTICS, INC.

2021 STOCK OPTION AND INCENTIVE PLAN

SECTION 1.     GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Tango Therapeutics, Inc. 2021 Stock Option and Incentive Plan (as amended from time to time, the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of Tango Therapeutics, Inc. (the “Company”) and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

“Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent.

“Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights.

“Award Certificate” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Certificate is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment.

“Closing Date” means the date of the closing of the transactions contemplated by that certain Merger Agreement, dated as of April 13, 2021, by and among the Company and the other parties thereto.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Consultant” means a consultant or adviser who provides bona fide services to the Company or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Act.

“Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

“Effective Date” means the date on which the Plan becomes effective as set forth in Section 19.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock

Annex A-117

Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to market quotations. If there are no market quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations.

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.

“Restricted Shares” means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company’s right of repurchase.

“Restricted Stock Award” means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Restricted Stock Units” means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Sale Event” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

“Sale Price” means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Sale Event.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Service Relationship” means any relationship as an employee, director or Consultant of the Company or any Affiliate (e.g., a Service Relationship shall be deemed to continue without interruption in the event an individual’s status changes from full-time employee to part-time employee or Consultant).

“Stock” means the Common Stock, par value $0.001 per share, of the Company, subject to adjustments pursuant to Section 3.

“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Certificate) having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions.

Annex A-118

SECTION 2.        ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a) Administration of Plan. The Plan shall be administered by the Administrator.

(b) Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the individuals to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii) to determine the number of shares of Stock to be covered by any Award;

(iv) to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Certificates;

(v) to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi) subject to the provisions of Section 5(c) or Section 6(d), as applicable, to extend at any time the period in which Stock Options and Stock Appreciation Rights may be exercised; and

(vii) at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c) Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to a committee consisting of one or more officers of the Company, including the Chief Executive Officer of the Company, all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not members of the delegated committee. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.

(d) Award Certificate. Awards under the Plan shall be evidenced by Award Certificates that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(e) Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f) Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority

Annex A-119

to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

SECTION 3.     STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a) Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be [•]1 shares (the “Initial Limit”), subject to adjustment as provided in this Section 3, plus on January 1, 2022 and each January 1 thereafter, the number of shares of Stock reserved and available for issuance under the Plan shall be cumulatively increased by (i) five percent of the number of shares of Stock issued and outstanding on the immediately preceding December 31 or (ii) such lesser number of shares as determined by the Administrator (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit, as cumulatively increased on January 1, 2022 and each January 1 thereafter by the lesser of the Annual Increase for such year or [•]2 shares of Stock, subject in all cases to adjustment as provided in Section 3(b). For purposes of this limitation, the shares of Stock underlying any awards under the Plan and under the Company’s 2016 Stock Incentive Plan, as amended, that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares of Stock that may be issued as Incentive Stock Options. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.

(b) Changes in Stock. Subject to Section 3(c) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

____________

1        Note to Draft: To be a number equal to 10% of the post-IPO fully diluted shares.

2        Note to Draft: To a number equal to approximately 5% of the post-IPO fully diluted shares.

Annex A-120

(c) Mergers and Other Transactions. In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Certificate, all Awards with time-based vesting, conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a Sale Event in the Administrator’s discretion or to the extent specified in the relevant Award Certificate. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards.

(d) Maximum Awards to Non-Employee Directors. Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director in any calendar year for services as a Non-Employee Director shall not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable Non-Employee Director is initially elected or appointed to the Board. For the purpose of these limitations, the value of any Award shall be its grant date fair value, as determined in accordance with ASC 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

SECTION 4.     ELIGIBILITY

Grantees under the Plan will be such employees, Non-Employee Directors or Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion; provided that Awards may not be granted to employees, Directors or Consultants who are providing services only to any “parent” of the Company, as such term is defined in Rule 405 of the Act, unless (i) the stock underlying the Awards is treated as “service recipient stock” under Section 409A or (ii) the Company, in consultation with its legal counsel, has determined that such Awards are exempt from or otherwise comply with Section 409A.

SECTION 5.     STOCK OPTIONS

(a) Award of Stock Options. The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

Annex A-121

(b) Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the grant date. Notwithstanding the foregoing, Stock Options may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Option is otherwise compliant with Section 409A.

(c) Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d) Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e) Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods except to the extent otherwise provided in the Award Certificate:

(i) In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii) Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii) By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv) With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Award Certificate or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f) Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

Annex A-122

SECTION 6.     STOCK APPRECIATION RIGHTS

(a) Award of Stock Appreciation Rights. The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Certificate) having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b) Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant. Notwithstanding the foregoing, Stock Appreciation Rights may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant, or (iii) if the Stock Appreciation Right is otherwise compliant with Section 409A.

(c) Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(d) Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined on the date of grant by the Administrator. The term of a Stock Appreciation Right may not exceed ten years. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

SECTION 7.     RESTRICTED STOCK AWARDS

(a) Nature of Restricted Stock Awards. The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives.

(b) Rights as a Stockholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, if any, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that if the lapse of restrictions with respect to the Restricted Stock Award is tied to the attainment of performance goals, any dividends paid by the Company during the performance period shall accrue and shall not be paid to the grantee until and to the extent the performance goals are met with respect to the Restricted Stock Award. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c) Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Certificate. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, if a grantee’s employment (or other Service Relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at their original purchase price (if any) from such grantee or such grantee’s legal representative simultaneously with such termination of employment (or other Service Relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d) Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.”

Annex A-123

SECTION 8.     RESTRICTED STOCK UNITS

(a) Nature of Restricted Stock Units. The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Certificate) upon the satisfaction of such restrictions and conditions at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Except in the case of Restricted Stock Units with a deferred settlement date that complies with Section 409A, at the end of the vesting period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock (or cash, to the extent explicitly provided for in the Award Certificate). Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b) Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Certificate.

(c) Rights as a Stockholder. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying his or her Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

(d) Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

SECTION 9.     UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock. The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the grantee may receive shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10.     CASH-BASED AWARDS

Grant of Cash-Based Awards. The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

SECTION 11.     DIVIDEND EQUIVALENT RIGHTS

(a) Dividend Equivalent Rights. The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates)

Annex A-124

if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Certificate. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

(b) Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, a grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

SECTION 12.     Transferability of Awards

(a) Transferability. Except as provided in Section 12(b) below, during a grantee’s lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b) Administrator Action. Notwithstanding Section 12(a), the Administrator, in its discretion, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Non-Qualified Stock Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.

(c) Family Member. For purposes of Section 12(b), “family member” shall mean a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d) Designation of Beneficiary. To the extent permitted by the Company, each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee’s estate.

SECTION 13.     TAX WITHHOLDING

(a) Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amount received thereunder first becomes includable in the gross income of the grantee for income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

Annex A-125

(b) Payment in Stock. The Administrator may require the Company’s tax withholding obligation to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the grantees. The Administrator may also require the Company’s tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares of Stock issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company in an amount that would satisfy the withholding amount due.

SECTION 14.     Section 409A awards

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated except to the extent permitted by Section 409A. The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

SECTION 15.     TERMINATION OF SERVICE RELATIONSHIP, TRANSFER, LEAVE OF ABSENCE, ETC.

(a) Termination of Service Relationship. If the grantee’s Service Relationship is with an Affiliate and such Affiliate ceases to be an Affiliate, the grantee shall be deemed to have terminated his or her Service Relationship for purposes of the Plan.

(b) For purposes of the Plan, the following events shall not be deemed a termination of a Service Relationship:

(i) a transfer to the employment of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or

(ii) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 16.     AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall materially and adversely affect rights under any outstanding Award without the holder’s consent. The Administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect the repricing of such Awards through cancellation and re-grants. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by Company stockholders. Nothing in this Section 16 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(b) or 3(c).

Annex A-126

SECTION 17.     STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 18.     GENERAL PROVISIONS

(a) No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b) Issuance of Stock. To the extent certificated, stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c) No Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares, or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(d) Stockholder Rights. Until Stock is deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(e) Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any employee any right to continued employment with the Company or any Subsidiary.

(f) Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

Annex A-127

(g) Clawback Policy. A participant’s rights with respect to any Award hereunder shall in all events be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any right that the Company may have under any Company clawback, forfeiture or recoupment policy as in effect from time to time or other agreement or arrangement with a grantee, or (ii) applicable law.

SECTION 19.     EFFECTIVE DATE OF PLAN

This Plan shall become effective upon the date immediately preceding the Closing Date, subject to prior stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, and applicable stock exchange rules. No grants of Stock Options and other Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

SECTION 20.     GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts, applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS: _______________, 2021

DATE APPROVED BY STOCKHOLDERS: _______________, 2021

Annex A-128

Exhibit I

2021 TANGO THERAPEUTICS, INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

The purpose of the Tango Therapeutics, Inc. 2021 Employee Stock Purchase Plan (the “Plan”) is to provide eligible employees of Tango Therapeutics, Inc. (the “Company”) and each Designated Subsidiary (as defined in Section 11) with opportunities to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”). An aggregate of [_____]1 shares of Common Stock have been approved and reserved for this purpose, plus on January 1, 2022, and each January 1 thereafter through January 1, 2031, the number of shares of Common Stock reserved and available for issuance under the Plan shall be cumulatively increased by the least of (i) one percent (1%) of the number of shares of Common Stock issued and outstanding on the immediately preceding December 31st, (ii) [•]2 shares of Common Stock or (iii) such number of shares of Common Stock as determined by the Administrator. The Plan is intended to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the “Code”), and shall be interpreted in accordance with that intent.

1. Administration. The Plan will be administered by the person or persons (the “Administrator”) appointed by the Company’s Board of Directors (the “Board”) for such purpose. The Administrator has authority at any time to: (i) adopt, alter and repeal such rules, guidelines and practices for the administration of the Plan and for its own acts and proceedings as it shall deem advisable; (ii) interpret the terms and provisions of the Plan; (iii) make all determinations it deems advisable for the administration of the Plan; (iv) decide all disputes arising in connection with the Plan; and (v) otherwise supervise the administration of the Plan. All interpretations and decisions of the Administrator shall be binding on all persons, including the Company and the Participants. No member of the Board or individual exercising administrative authority with respect to the Plan shall be liable for any action or determination made in good faith with respect to the Plan or any option granted hereunder.

2. Offerings. The Company may make one or more offerings to eligible employees to purchase Common Stock under the Plan (“Offerings”). Unless otherwise determined by the Administrator, an Offering will begin on the first business day occurring on or after each [May 1] and [November 1] and will end on the last business day occurring on or before the following [October 31] and [April 30] respectively. The Administrator may, in its discretion, designate a different period for any Offering, provided that no Offering shall exceed 27 months in duration.

3. Eligibility. All individuals classified as employees on the payroll records of the Company and each Designated Subsidiary are eligible to participate in any one or more of the Offerings under the Plan, provided that as of the first day of the applicable Offering (the “Offering Date”) they are customarily employed by the Company or a Designated Subsidiary for [more than 20 hours a week and have completed at least (30) months] of employment]3. Notwithstanding any other provision herein, individuals who are not contemporaneously classified as employees of the Company or a Designated Subsidiary for purposes of the Company’s or applicable Designated Subsidiary’s payroll system are not considered to be eligible employees of the Company or any Designated Subsidiary and shall not be eligible to participate in the Plan. In the event any such individuals are reclassified as employees of the Company or a Designated Subsidiary for any purpose, including, without limitation, common law or statutory employees, by any action of any third party, including, without limitation, any government agency, or as a result of any private lawsuit, action or administrative proceeding, such individuals shall, notwithstanding such reclassification, remain ineligible for participation. Notwithstanding the foregoing, the exclusive means for individuals who are not contemporaneously classified as employees of the Company or a Designated Subsidiary on the Company’s or Designated Subsidiary’s payroll system to become eligible to participate in this Plan is through an amendment to this Plan, duly executed by the Company, which specifically renders such individuals eligible to participate herein.

____________

1    Note to Draft: Size of initial share to equal .85% to 1% of the post-IPO fully diluted shares.

2    Note to Draft: 2x the initial share pool.

3    Note to Draft: Eligibility criteria to be discussed. The Code places certain limits on the employees who may be excluded from participation and the trend has generally been towards allowing broad participation with no requirement to have completed a minimum period of employment.

Annex A-129

4. Participation.

(a) Participants. An eligible employee who is not a Participant in any prior Offering may participate in a subsequent Offering by submitting an enrollment form to his or her appropriate payroll location at least 15 business days before the Offering Date (or by such other deadline as shall be established by the Administrator for the Offering).

(b) Enrollment. The enrollment form will (a) state a whole percentage to be deducted from an eligible employee’s Compensation (as defined in Section 11) per pay period, (b) authorize the purchase of Common Stock in each Offering in accordance with the terms of the Plan and (c) specify the exact name or names in which shares of Common Stock purchased for such individual are to be issued pursuant to Section 10. An employee who does not enroll in accordance with these procedures will be deemed to have waived the right to participate. Unless a Participant files a new enrollment form or withdraws from the Plan, such Participant’s deductions and purchases will continue at the same percentage of Compensation for future Offerings, provided he or she remains eligible.

(c) Notwithstanding the foregoing, participation in the Plan will neither be permitted nor be denied contrary to the requirements of the Code.

5. Employee Contributions. Each eligible employee may authorize payroll deductions at a minimum of [one (1) percent] up to a maximum of [fifteen (15) percent]4 of such employee’s Compensation for each pay period. The Company will maintain book accounts showing the amount of payroll deductions made by each Participant for each Offering. No interest will accrue or be paid on payroll deductions.

6. Deduction Changes. Except as may be determined by the Administrator in advance of an Offering, a Participant may not increase or decrease his or her payroll deduction during any Offering, but may increase or decrease his or her payroll deduction with respect to the next Offering (subject to the limitations of Section 5) by filing a new enrollment form at least fifteen (15) business days before the next Offering Date (or by such other deadline as shall be established by the Administrator for the Offering). The Administrator may, in advance of any Offering, establish rules permitting a Participant to increase, decrease or terminate his or her payroll deduction during an Offering.

7. Withdrawal. A Participant may withdraw from participation in the Plan by delivering a written notice of withdrawal to his or her appropriate payroll location. The Participant’s withdrawal will be effective as of the next business day. Following a Participant’s withdrawal, the Company will promptly refund such individual’s entire account balance under the Plan to him or her (after payment for any Common Stock purchased before the effective date of withdrawal). Partial withdrawals are not permitted. Such an employee may not begin participation again during the remainder of the Offering, but may enroll in a subsequent Offering in accordance with Section 4.

8. Grant of Options. On each Offering Date, the Company will grant to each eligible employee who is then a Participant in the Plan an option (“Option”) to purchase on the last day of such Offering (the “Exercise Date”), at the Option Price hereinafter provided for, the lowest of (a) a number of shares of Common Stock determined by dividing such Participant’s accumulated payroll deductions on such Exercise Date by the Option Price (as defined herein), (b) the number of shares determined by dividing $25,000 by the Fair Market Value of the Common Stock on the Offering Date for such Offering; or (c) such other lesser maximum number of shares as shall have been established by the Administrator in advance of the Offering; provided, however, that such Option shall be subject to the limitations set forth below. Each Participant’s Option shall be exercisable only to the extent of such Participant’s accumulated payroll deductions on the Exercise Date. The purchase price for each share purchased under each Option (the “Option Price”) will be at a maximum discount of 15 percent of the Fair Market Value of the Common Stock on the Offering Date or the Exercise Date, whichever is less.

Notwithstanding the foregoing, no Participant may be granted an option hereunder if such Participant, immediately after the option was granted, would be treated as owning stock possessing five (5) percent or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary (as defined in Section 11). For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of a Participant, and all stock which the Participant has a contractual right to purchase shall be treated as stock owned by the Participant. In addition, no Participant may be granted an

____________

4        Note to Draft: Minimum and maximum percentages to be confirmed.

Annex A-130

Option which permits his or her rights to purchase stock under the Plan, and any other employee stock purchase plan of the Company and its Parents and Subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined on the option grant date or dates) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code and shall be applied taking Options into account in the order in which they were granted.

9. Exercise of Option and Purchase of Shares. Each employee who continues to be a Participant in the Plan on the Exercise Date shall be deemed to have exercised his or her Option on such date and shall acquire from the Company such number of whole shares of Common Stock reserved for the purpose of the Plan as his or her accumulated payroll deductions on such date will purchase at the Option Price, subject to any other limitations contained in the Plan. Any amount remaining in a Participant’s account at the end of an Offering solely by reason of the inability to purchase a fractional share will be carried forward to the next Offering; any other balance remaining in a Participant’s account at the end of an Offering will be refunded to the Participant promptly.

10. Issuance of Certificates. Certificates or book-entries at the Company’s transfer agent representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or in the name of a broker authorized by the employee to be his, her or their, nominee for such purpose.

11. Definitions.

The term “Closing Date” means the date of the closing of the transactions contemplated by that certain Merger Agreement, dated as of April 13, 2021, by and among the Company and the other parties thereto.

The term “Compensation” means the regular salary or basic hourly rate of compensation.

The term “Designated Subsidiary” means any present or future Subsidiary (as defined below) that has been designated by the Board to participate in the Plan. The Board may so designate any Subsidiary, or revoke any such designation, at any time and from time to time, either before or after the Plan is approved by the stockholders. The current list of Designated Subsidiaries is attached hereto as Appendix A.

The term “Fair Market Value of the Common Stock” on any given date means the fair market value of the Common Stock determined in good faith by the Administrator; provided, however, that if the Common Stock is admitted to quotation on the National Association of Securities Dealers Automated Quotation System (“Nasdaq”), the Nasdaq Global Market, The New York Stock Exchange or another national securities exchange, the determination shall be made by reference to the closing price on such date. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

The term “Parent” means a “parent corporation” with respect to the Company, as defined in Section 424(e) of the Code.

The term “Participant” means an individual who is eligible as determined in Section 3 and who has complied with the provisions of Section 4.

The term “Subsidiary” means a “subsidiary corporation” with respect to the Company, as defined in Section 424(f) of the Code.

12. Rights on Termination of Employment. If a Participant’s employment terminates for any reason before the Exercise Date for any Offering, no payroll deduction will be taken from any pay due and owing to the Participant and the balance in the Participant’s account will be paid to such Participant or, in the case of such Participant’s death, to his or her designated beneficiary as if such Participant had withdrawn from the Plan under Section 7. An employee will be deemed to have terminated employment, for this purpose, if the corporation that employs him or her, having been a Designated Subsidiary, ceases to be a Subsidiary, or if the employee is transferred to any corporation other than the Company or a Designated Subsidiary. An employee will not be deemed to have terminated employment for this purpose if the employee is on an approved leave of absence for military service or sickness or for any other purpose approved by the Company, if the employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise provides in writing.

Annex A-131

13. Special Rules. Notwithstanding anything herein to the contrary, the Administrator may adopt special rules applicable to the employees of a particular Designated Subsidiary, whenever the Administrator determines that such rules are necessary or appropriate for the implementation of the Plan in a jurisdiction where such Designated Subsidiary has employees; provided that such rules are consistent with the requirements of Section 423(b) of the Code. Any special rules established pursuant to this Section 13 shall, to the extent possible, result in the employees subject to such rules having substantially the same rights as other Participants in the Plan.

14. Optionees Not Stockholders. Neither the granting of an Option to a Participant nor the deductions from his or her pay shall constitute such Participant a holder of the shares of Common Stock covered by an Option under the Plan until such shares have been purchased by and issued to him or her.

15. Rights Not Transferable. Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant’s lifetime only by the Participant.

16. Application of Funds. All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose.

17. Adjustment in Case of Changes Affecting Common Stock. In the event of a subdivision of outstanding shares of Common Stock, the payment of a dividend in Common Stock or any other change affecting the Common Stock, the number of shares approved for the Plan and the share limitation set forth in Section 8 shall be equitably or proportionately adjusted to give proper effect to such event.

18. Amendment of the Plan. The Board may at any time and from time to time amend the Plan in any respect, except that without the approval within 12 months of such Board action by the stockholders, no amendment shall be made increasing the number of shares approved for the Plan or making any other change that would require stockholder approval in order for the Plan, as amended, to qualify as an “employee stock purchase plan” under Section 423(b) of the Code.

19. Insufficient Shares. If the total number of shares of Common Stock that would otherwise be purchased on any Exercise Date plus the number of shares purchased under previous Offerings under the Plan exceeds the maximum number of shares issuable under the Plan, the shares then available shall be apportioned among Participants in proportion to the amount of payroll deductions accumulated on behalf of each Participant that would otherwise be used to purchase Common Stock on such Exercise Date.

20. Termination of the Plan. The Plan may be terminated at any time by the Board. Upon termination of the Plan, all amounts in the accounts of Participants shall be promptly refunded.

21. Governmental Regulations. The Company’s obligation to sell and deliver Common Stock under the Plan is subject to obtaining all governmental approvals required in connection with the authorization, issuance, or sale of such stock.

22. Governing Law. This Plan and all Options and actions taken thereunder shall be governed by, and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts, applied without regard to conflict of law principles.

23. Issuance of Shares. Shares may be issued upon exercise of an Option from authorized but unissued Common Stock, from shares held in the treasury of the Company, or from any other proper source.

24. Tax Withholding. Participation in the Plan is subject to any minimum required tax withholding on income of the Participant in connection with the Plan. Each Participant agrees, by entering the Plan, that the Company and its Subsidiaries shall have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant, including shares issuable under the Plan.

25. Notification Upon Sale of Shares. Each Participant agrees, by entering the Plan, to give the Company prompt notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased or within one year after the date such shares were purchased.

Annex A-132

26. Effective Date. This Plan shall become effective upon the date immediately preceding the Closing Date following stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, each as amended, and applicable stock exchange rules.

Annex A-133

APPENDIX A

Designated Subsidiaries

None.

Annex A-134

ANNEX B

Amended and Restated Certificate of Incorporation

SECOND

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BCTG ACQUISITION CORP.

_______________, 2021

BCTG Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.      The name of the Corporation is “BCTG Acquisition Corp.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on May 21, 2020 (the “Original Certificate”). The Amended and Restated Certificate of Incorporation (the “First Amended and Restated Certificate”), which both restated and amended the provisions of the Original Certificate was filed with the Secretary of the State of Delaware on September 2, 2020.

2.      This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which both restates and amends the provisions of the First Amended and Restated Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”).

3.      This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of Delaware.

4.      Certain capitalized terms used in this Second Amended and Restated Certificate are defined where appropriate herein.

5.      This Second Amended and Restated Certificate is being amended and restated in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated [_______________] (the “Merger Agreement”), by and among the Corporation, Tango Therapeutics, Inc., and BCTG Merger Sub Inc.

6.      The text of the First Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I

The name of the Corporation is Tango Therapeutics, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. The Corporation is to have a perpetual existence.

Annex B-1

ARTICLE IV

CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have authority to issue is __________million (__________), of which (i) __________ million (________) shares shall be a class designated as common stock, par value $0.001 per share (the “Common Stock”), and (ii) _________ (________) shares shall be a class designated as undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).

Except as otherwise provided in any certificate of designations of any series of Undesignated Preferred Stock, the number of authorized shares of the class of Common Stock or Undesignated Preferred Stock may from time to time be increased or decreased (but not below the number of shares of such class outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation irrespective of the provisions of Section 242(b)(2) of the DGCL.

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

A. COMMON STOCK

Subject to all the rights, powers and preferences of the Undesignated Preferred Stock and except as provided by law or in this Certificate (or in any certificate of designations of any series of Undesignated Preferred Stock):

(a)     the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (or on any amendment to a certificate of designations of any series of Undesignated Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Undesignated Preferred Stock if the holders of such affected series of Undesignated Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (or pursuant to a certificate of designations of any series of Undesignated Preferred Stock) or pursuant to the DGCL;

(b)     dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board of Directors of the Corporation (the “Board of Directors”) or any authorized committee thereof; and

(c)     upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

B. UNDESIGNATED PREFERRED STOCK

The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to provide by resolution or resolutions for, out of the unissued shares of Undesignated Preferred Stock, the issuance of the shares of Undesignated Preferred Stock in one or more series of such stock, and by filing a certificate of designations pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof. Except as otherwise provided by any certificate of designations of any series of Undesignated Preferred Stock then outstanding or by law, no holder of any series of Undesignated Preferred Stock, as such, shall be entitled to any voting powers in respect thereof.

ARTICLE V

STOCKHOLDER ACTION

1.     Action without Meeting. Except as may otherwise be provided by or pursuant to this Certificate (or any certificate of designations of any series of Undesignated Preferred Stock then outstanding) with respect to the holders of any series of Undesignated Preferred Stock then outstanding, any action required or permitted to be taken

Annex B-2

by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu thereof. Notwithstanding anything herein to the contrary, the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article V, Section 1.

2.     Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Notwithstanding anything herein to the contrary, the affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article V, Section 2.

ARTICLE VI

DIRECTORS

1.     General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

2.     Election of Directors. Election of Directors need not be by written ballot unless the Bylaws of the Corporation (the “By-laws”) shall so provide.

3.     Number of Directors; Term of Office. The number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The Directors, other than those who may be elected by the holders of any series of Undesignated Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes. The initial Class I Directors of the Corporation shall be __________________; the initial Class II Directors of the Corporation shall be _____________________; and the initial Class III Directors of the Corporation shall be _______________. The initial Class I Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2022, the initial Class II Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2023, and the initial Class III Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2024. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Undesignated Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificate of designations applicable to such series.

Notwithstanding anything herein to the contrary, the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article IV, Section 3.

4.     Vacancies. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or

Annex B-3

the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors, when the number of Directors is increased or decreased, the Board of Directors shall, subject to Article VI.3 hereof, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

5.     Removal. Subject to the rights, if any, of any series of Undesignated Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director (including persons elected by Directors to fill vacancies in the Board of Directors) may be removed from office (i) only with cause and (ii) only by the affirmative vote of the holders not less than two-thirds (2/3) of the outstanding shares of capital stock then entitled to vote at an election of Directors. At least forty-five (45) days prior to any annual or special meeting of stockholders at which it is proposed that any Director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the Director whose removal will be considered at the meeting.

ARTICLE VII

LIMITATION OF LIABILITY

1.     A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a Director, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

2.     Any amendment, repeal or modification of this Article VII by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director at the time of such amendment, repeal or modification.

3.     Notwithstanding anything herein to the contrary, the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article VII.

ARTICLE VIII

AMENDMENT OF BY-LAWS

1.     Amendment by Directors. Except as otherwise provided by law, the Bylaws of the Corporation may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the Directors then in office.

2.     Amendment by Stockholders. Except as otherwise provided therein, the Bylaws of the Corporation may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

Annex B-4

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. Except as otherwise required by this Certificate or by law, whenever any vote of the holders of capital stock of the Corporation is required to amend or repeal any provision of this Certificate, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class at a duly constituted meeting of stockholders called expressly for such purpose.

ARTICLE X

BUSINESS COMBINATIONS

1. Opt Out of DGCL 203. The Corporation shall not be governed by Section 203 of the DGCL.

2.     Excluded Opportunity. The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any Director of the Corporation who is not an employee or officer of the Corporation or any of its subsidiaries (a “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a Director of the Corporation.

*     *     *

Annex B-5

THIS SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION is executed as of this ____ day of __________, 2021.

TANGO THERAPEUTICS, INC.
By:
Name:
Title:

Annex B-6

ANNEX C

TANGO THERAPEUTICS, INC.

2021 STOCK OPTION AND INCENTIVE PLAN

SECTION 1.     GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Tango Therapeutics, Inc. 2021 Stock Option and Incentive Plan (as amended from time to time, the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of Tango Therapeutics, Inc. (the “Company”) and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

“Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent.

“Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights.

“Award Certificate” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Certificate is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment.

“Closing Date” means the date of the closing of the transactions contemplated by that certain Merger Agreement, dated as of October 15, 2020, by and among the Company and the other parties thereto.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Consultant” means a consultant or adviser who provides bona fide services to the Company or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Act.

“Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

“Effective Date” means the date on which the Plan becomes effective as set forth in Section 19.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock

Annex C-1

Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to market quotations. If there are no market quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations.

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.

“Restricted Shares” means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company’s right of repurchase.

“Restricted Stock Award” means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Restricted Stock Units” means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Sale Event” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

“Sale Price” means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Sale Event.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Service Relationship” means any relationship as an employee, director or Consultant of the Company or any Affiliate (e.g., a Service Relationship shall be deemed to continue without interruption in the event an individual’s status changes from full-time employee to part-time employee or Consultant).

“Stock” means the Common Stock, par value $0.001 per share, of the Company, subject to adjustments pursuant to Section 3.

“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Certificate) having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

Annex C-2

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions.

SECTION 2.   ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a)     Administration of Plan. The Plan shall be administered by the Administrator.

(b)     Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i)     to select the individuals to whom Awards may from time to time be granted;

(ii)     to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii)     to determine the number of shares of Stock to be covered by any Award;

(iv)     to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Certificates;

(v)     to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi)      subject to the provisions of Section 5(c) or Section 6(d), as applicable, to extend at any time the period in which Stock Options and Stock Appreciation Rights may be exercised; and

(vii)     at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c)     Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to a committee consisting of one or more officers of the Company, including the Chief Executive Officer of the Company, all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not members of the delegated committee. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.

(d)     Award Certificate. Awards under the Plan shall be evidenced by Award Certificates that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(e)     Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

Annex C-3

(f)     Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

SECTION 3.     STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a)     Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be shares (the “Initial Limit”), subject to adjustment as provided in this Section 3, plus on January 1, 2022 and each January 1 thereafter, the number of shares of Stock reserved and available for issuance under the Plan shall be cumulatively increased by (i) five percent of the number of shares of Stock issued and outstanding on the immediately preceding December 31 or (ii) such lesser number of shares as determined by the Administrator (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit, as cumulatively increased on January 1, 2022 and each January 1 thereafter by the lesser of the Annual Increase for such year or shares of Stock, subject in all cases to adjustment as provided in Section 3(b). For purposes of this limitation, the shares of Stock underlying any awards under the Plan and under the Company’s 2016 Stock Incentive Plan, as amended, that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares of Stock that may be issued as Incentive Stock Options. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.

(b)     Changes in Stock. Subject to Section 3(c) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than

Annex C-4

in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(c)     Mergers and Other Transactions. In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Certificate, all Awards with time-based vesting, conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a Sale Event in the Administrator’s discretion or to the extent specified in the relevant Award Certificate. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards.

(d)     Maximum Awards to Non-Employee Directors. Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director in any calendar year for services as a Non-Employee Director shall not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable Non-Employee Director is initially elected or appointed to the Board. For the purpose of these limitations, the value of any Award shall be its grant date fair value, as determined in accordance with ASC 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

SECTION 4. ELIGIBILITY

Grantees under the Plan will be such employees, Non-Employee Directors or Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion; provided that Awards may not be granted to employees, Directors or Consultants who are providing services only to any “parent” of the Company, as such term is defined in Rule 405 of the Act, unless (i) the stock underlying the Awards is treated as “service recipient stock” under Section 409A or (ii) the Company, in consultation with its legal counsel, has determined that such Awards are exempt from or otherwise comply with Section 409A.

SECTION 5. STOCK OPTIONS

(a)     Award of Stock Options. The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

Annex C-5

(b)     Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the grant date. Notwithstanding the foregoing, Stock Options may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Option is otherwise compliant with Section 409A.

(c)     Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d)     Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e)     Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods except to the extent otherwise provided in the Award Certificate:

(i)     In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii)     Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii)     By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv)     With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Award Certificate or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

Annex C-6

(f)     Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

SECTION 6.     STOCK APPRECIATION RIGHTS

(a)     Award of Stock Appreciation Rights. The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Certificate) having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b)     Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant. Notwithstanding the foregoing, Stock Appreciation Rights may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant, or (iii) if the Stock Appreciation Right is otherwise compliant with Section 409A.

(c)     Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(d)     Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined on the date of grant by the Administrator. The term of a Stock Appreciation Right may not exceed ten years. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

SECTION 7.     RESTRICTED STOCK AWARDS

(a)     Nature of Restricted Stock Awards. The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives.

(b)     Rights as a Stockholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, if any, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that if the lapse of restrictions with respect to the Restricted Stock Award is tied to the attainment of performance goals, any dividends paid by the Company during the performance period shall accrue and shall not be paid to the grantee until and to the extent the performance goals are met with respect to the Restricted Stock Award. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c)     Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Certificate. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, if a grantee’s employment (or other Service Relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at their original purchase price (if any) from such grantee or such grantee’s legal representative simultaneously with such termination of employment (or other Service

Annex C-7

Relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d)     Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.”

SECTION 8.     RESTRICTED STOCK UNITS

(a)     Nature of Restricted Stock Units. The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Certificate) upon the satisfaction of such restrictions and conditions at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Except in the case of Restricted Stock Units with a deferred settlement date that complies with Section 409A, at the end of the vesting period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock (or cash, to the extent explicitly provided for in the Award Certificate). Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b)     Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Certificate.

(c)     Rights as a Stockholder. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying his or her Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

(d)     Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

SECTION 9.     UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock. The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the grantee may receive shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10.     CASH-BASED AWARDS

Grant of Cash-Based Awards. The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the

Annex C-8

Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

SECTION 11.     DIVIDEND EQUIVALENT RIGHTS

(a)     Dividend Equivalent Rights. The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Certificate. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

(b)     Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, a grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

SECTION 12.     Transferability of Awards

(a)     Transferability. Except as provided in Section 12(b) below, during a grantee’s lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b)     Administrator Action. Notwithstanding Section 12(a), the Administrator, in its discretion, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Non-Qualified Stock Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.

(c)     Family Member. For purposes of Section 12(b), “family member” shall mean a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d)     Designation of Beneficiary. To the extent permitted by the Company, each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee’s estate.

Annex C-9

SECTION 13.     TAX WITHHOLDING

(a)     Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amount received thereunder first becomes includable in the gross income of the grantee for income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b)     Payment in Stock. The Administrator may require the Company’s tax withholding obligation to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the grantees. The Administrator may also require the Company’s tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares of Stock issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company in an amount that would satisfy the withholding amount due.

SECTION 14.     Section 409A awards

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated except to the extent permitted by Section 409A. The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

SECTION 15.     TERMINATION OF SERVICE RELATIONSHIP, TRANSFER, LEAVE OF ABSENCE, ETC.

(a)     Termination of Service Relationship. If the grantee’s Service Relationship is with an Affiliate and such Affiliate ceases to be an Affiliate, the grantee shall be deemed to have terminated his or her Service Relationship for purposes of the Plan.

(b)     For purposes of the Plan, the following events shall not be deemed a termination of a Service Relationship:

(i)     a transfer to the employment of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or

(ii)     an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

Annex C-10

SECTION 16.     AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall materially and adversely affect rights under any outstanding Award without the holder’s consent. The Administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect the repricing of such Awards through cancellation and re-grants. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by Company stockholders. Nothing in this Section 16 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(b) or 3(c).

SECTION 17.     STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 18.     GENERAL PROVISIONS

(a)     No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b)     Issuance of Stock. To the extent certificated, stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c)     No Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares, or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

Annex C-11

(d)     Stockholder Rights. Until Stock is deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(e)     Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any employee any right to continued employment with the Company or any Subsidiary.

(f)     Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

(g)     Clawback Policy. A participant’s rights with respect to any Award hereunder shall in all events be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any right that the Company may have under any Company clawback, forfeiture or recoupment policy as in effect from time to time or other agreement or arrangement with a grantee, or (ii) applicable law.

SECTION 19.     EFFECTIVE DATE OF PLAN

This Plan shall become effective upon the date immediately preceding the Closing Date, subject to prior stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, and applicable stock exchange rules No grants of Stock Options and other Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

SECTION 20.     GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts, applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS: _______________, 2021

DATE APPROVED BY STOCKHOLDERS: _______________, 2021

Annex C-12

ANNEX D

TANGO THERAPEUTICS, INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

The purpose of the Tango Therapeutics, Inc. 2021 Employee Stock Purchase Plan (the “Plan”) is to provide eligible employees of Tango Therapeutics, Inc. (the “Company”) and each Designated Subsidiary (as defined in Section 11) with opportunities to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”). An aggregate of shares of Common Stock have been approved and reserved for this purpose, plus on January 1, 2022, and each January 1 thereafter through January 1, 2031, the number of shares of Common Stock reserved and available for issuance under the Plan shall be cumulatively increased by the least of (i) one percent (1%) of the number of shares of Common Stock issued and outstanding on the immediately preceding December 31st, (ii) shares of Common Stock or (iii) such number of shares of Common Stock as determined by the Administrator. The Plan is intended to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the “Code”), and shall be interpreted in accordance with that intent.

1.     Administration. The Plan will be administered by the person or persons (the “Administrator”) appointed by the Company’s Board of Directors (the “Board”) for such purpose. The Administrator has authority at any time to: (i) adopt, alter and repeal such rules, guidelines and practices for the administration of the Plan and for its own acts and proceedings as it shall deem advisable; (ii) interpret the terms and provisions of the Plan; (iii) make all determinations it deems advisable for the administration of the Plan; (iv) decide all disputes arising in connection with the Plan; and (v) otherwise supervise the administration of the Plan. All interpretations and decisions of the Administrator shall be binding on all persons, including the Company and the Participants. No member of the Board or individual exercising administrative authority with respect to the Plan shall be liable for any action or determination made in good faith with respect to the Plan or any option granted hereunder.

2.     Offerings. The Company may make one or more offerings to eligible employees to purchase Common Stock under the Plan (“Offerings”). Unless otherwise determined by the Administrator, an Offering will begin on the first business day occurring on or after each May 1 and November 1 and will end on the last business day occurring on or before the following October 31 and April 30 respectively. The Administrator may, in its discretion, designate a different period for any Offering, provided that no Offering shall exceed 27 months in duration.

3.     Eligibility. All individuals classified as employees on the payroll records of the Company and each Designated Subsidiary are eligible to participate in any one or more of the Offerings under the Plan, provided that as of the first day of the applicable Offering (the “Offering Date”) they are customarily employed by the Company or a Designated Subsidiary for more than 20 hours a week and have completed at least thirty (30) days of employment. Notwithstanding any other provision herein, individuals who are not contemporaneously classified as employees of the Company or a Designated Subsidiary for purposes of the Company’s or applicable Designated Subsidiary’s payroll system are not considered to be eligible employees of the Company or any Designated Subsidiary and shall not be eligible to participate in the Plan. In the event any such individuals are reclassified as employees of the Company or a Designated Subsidiary for any purpose, including, without limitation, common law or statutory employees, by any action of any third party, including, without limitation, any government agency, or as a result of any private lawsuit, action or administrative proceeding, such individuals shall, notwithstanding such reclassification, remain ineligible for participation. Notwithstanding the foregoing, the exclusive means for individuals who are not contemporaneously classified as employees of the Company or a Designated Subsidiary on the Company’s or Designated Subsidiary’s payroll system to become eligible to participate in this Plan is through an amendment to this Plan, duly executed by the Company, which specifically renders such individuals eligible to participate herein.

4.     Participation.

(a)     Participants. An eligible employee who is not a Participant in any prior Offering may participate in a subsequent Offering by submitting an enrollment form to his or her appropriate payroll location at least 15 business days before the Offering Date (or by such other deadline as shall be established by the Administrator for the Offering).

Annex D-1

(b)     Enrollment. The enrollment form will (a) state a whole percentage to be deducted from an eligible employee’s Compensation (as defined in Section 11) per pay period, (b) authorize the purchase of Common Stock in each Offering in accordance with the terms of the Plan and (c) specify the exact name or names in which shares of Common Stock purchased for such individual are to be issued pursuant to Section 10. An employee who does not enroll in accordance with these procedures will be deemed to have waived the right to participate. Unless a Participant files a new enrollment form or withdraws from the Plan, such Participant’s deductions and purchases will continue at the same percentage of Compensation for future Offerings, provided he or she remains eligible.

(c)     Notwithstanding the foregoing, participation in the Plan will neither be permitted nor be denied contrary to the requirements of the Code.

5.     Employee Contributions. Each eligible employee may authorize payroll deductions at a minimum of one (1) percent up to a maximum of fifteen (15) percent of such employee’s Compensation for each pay period. The Company will maintain book accounts showing the amount of payroll deductions made by each Participant for each Offering. No interest will accrue or be paid on payroll deductions.

6.     Deduction Changes. Except as may be determined by the Administrator in advance of an Offering, a Participant may not increase or decrease his or her payroll deduction during any Offering, but may increase or decrease his or her payroll deduction with respect to the next Offering (subject to the limitations of Section 5) by filing a new enrollment form at least fifteen (15) business days before the next Offering Date (or by such other deadline as shall be established by the Administrator for the Offering). The Administrator may, in advance of any Offering, establish rules permitting a Participant to increase, decrease or terminate his or her payroll deduction during an Offering.

7.     Withdrawal. A Participant may withdraw from participation in the Plan by delivering a written notice of withdrawal to his or her appropriate payroll location. The Participant’s withdrawal will be effective as of the next business day. Following a Participant’s withdrawal, the Company will promptly refund such individual’s entire account balance under the Plan to him or her (after payment for any Common Stock purchased before the effective date of withdrawal). Partial withdrawals are not permitted. Such an employee may not begin participation again during the remainder of the Offering, but may enroll in a subsequent Offering in accordance with Section 4.

8.     Grant of Options. On each Offering Date, the Company will grant to each eligible employee who is then a Participant in the Plan an option (“Option”) to purchase on the last day of such Offering (the “Exercise Date”), at the Option Price hereinafter provided for, the lowest of (a) a number of shares of Common Stock determined by dividing such Participant’s accumulated payroll deductions on such Exercise Date by the Option Price (as defined herein), (b) the number of shares determined by dividing $25,000 by the Fair Market Value of the Common Stock on the Offering Date for such Offering; or (c) such other lesser maximum number of shares as shall have been established by the Administrator in advance of the Offering; provided, however, that such Option shall be subject to the limitations set forth below. Each Participant’s Option shall be exercisable only to the extent of such Participant’s accumulated payroll deductions on the Exercise Date. The purchase price for each share purchased under each Option (the “Option Price”) will be at a maximum discount of 15 percent of the Fair Market Value of the Common Stock on the Offering Date or the Exercise Date, whichever is less.

Notwithstanding the foregoing, no Participant may be granted an option hereunder if such Participant, immediately after the option was granted, would be treated as owning stock possessing five (5) percent or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary (as defined in Section 11). For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of a Participant, and all stock which the Participant has a contractual right to purchase shall be treated as stock owned by the Participant. In addition, no Participant may be granted an Option which permits his or her rights to purchase stock under the Plan, and any other employee stock purchase plan of the Company and its Parents and Subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined on the option grant date or dates) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code and shall be applied taking Options into account in the order in which they were granted.

9.     Exercise of Option and Purchase of Shares. Each employee who continues to be a Participant in the Plan on the Exercise Date shall be deemed to have exercised his or her Option on such date and shall acquire from the Company such number of whole shares of Common Stock reserved for the purpose of the Plan as his or her

Annex D-2

accumulated payroll deductions on such date will purchase at the Option Price, subject to any other limitations contained in the Plan. Any amount remaining in a Participant’s account at the end of an Offering solely by reason of the inability to purchase a fractional share will be carried forward to the next Offering; any other balance remaining in a Participant’s account at the end of an Offering will be refunded to the Participant promptly.

10.     Issuance of Certificates. Certificates or book-entries at the Company’s transfer agent representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or in the name of a broker authorized by the employee to be his, her or their, nominee for such purpose.

11.     Definitions.

The term “Closing Date” means the date of the closing of the transactions contemplated by that certain Merger Agreement, dated as of April 13, 2021, by and among the Company and the other parties thereto.

The term “Compensation” means the regular salary or basic hourly rate of compensation.

The term “Designated Subsidiary” means any present or future Subsidiary (as defined below) that has been designated by the Board to participate in the Plan. The Board may so designate any Subsidiary, or revoke any such designation, at any time and from time to time, either before or after the Plan is approved by the stockholders. The current list of Designated Subsidiaries is attached hereto as Appendix A.

The term “Fair Market Value of the Common Stock” on any given date means the fair market value of the Common Stock determined in good faith by the Administrator; provided, however, that if the Common Stock is admitted to quotation on the National Association of Securities Dealers Automated Quotation System (“Nasdaq”), the Nasdaq Global Market, The New York Stock Exchange or another national securities exchange, the determination shall be made by reference to the closing price on such date. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

The term “Parent” means a “parent corporation” with respect to the Company, as defined in Section 424(e) of the Code.

The term “Participant” means an individual who is eligible as determined in Section 3 and who has complied with the provisions of Section 4.

The term “Subsidiary” means a “subsidiary corporation” with respect to the Company, as defined in Section 424(f) of the Code.

12.     Rights on Termination of Employment. If a Participant’s employment terminates for any reason before the Exercise Date for any Offering, no payroll deduction will be taken from any pay due and owing to the Participant and the balance in the Participant’s account will be paid to such Participant or, in the case of such Participant’s death, to his or her designated beneficiary as if such Participant had withdrawn from the Plan under Section 7. An employee will be deemed to have terminated employment, for this purpose, if the corporation that employs him or her, having been a Designated Subsidiary, ceases to be a Subsidiary, or if the employee is transferred to any corporation other than the Company or a Designated Subsidiary. An employee will not be deemed to have terminated employment for this purpose if the employee is on an approved leave of absence for military service or sickness or for any other purpose approved by the Company, if the employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise provides in writing.

13.     Special Rules. Notwithstanding anything herein to the contrary, the Administrator may adopt special rules applicable to the employees of a particular Designated Subsidiary, whenever the Administrator determines that such rules are necessary or appropriate for the implementation of the Plan in a jurisdiction where such Designated Subsidiary has employees; provided that such rules are consistent with the requirements of Section 423(b) of the Code. Any special rules established pursuant to this Section 13 shall, to the extent possible, result in the employees subject to such rules having substantially the same rights as other Participants in the Plan.

14.     Optionees Not Stockholders. Neither the granting of an Option to a Participant nor the deductions from his or her pay shall constitute such Participant a holder of the shares of Common Stock covered by an Option under the Plan until such shares have been purchased by and issued to him or her.

Annex D-3

15.     Rights Not Transferable. Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant’s lifetime only by the Participant.

16.     Application of Funds. All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose.

17.     Adjustment in Case of Changes Affecting Common Stock. In the event of a subdivision of outstanding shares of Common Stock, the payment of a dividend in Common Stock or any other change affecting the Common Stock, the number of shares approved for the Plan and the share limitation set forth in Section 8 shall be equitably or proportionately adjusted to give proper effect to such event.

18.     Amendment of the Plan. The Board may at any time and from time to time amend the Plan in any respect, except that without the approval within 12 months of such Board action by the stockholders, no amendment shall be made increasing the number of shares approved for the Plan or making any other change that would require stockholder approval in order for the Plan, as amended, to qualify as an “employee stock purchase plan” under Section 423(b) of the Code.

19.     Insufficient Shares. If the total number of shares of Common Stock that would otherwise be purchased on any Exercise Date plus the number of shares purchased under previous Offerings under the Plan exceeds the maximum number of shares issuable under the Plan, the shares then available shall be apportioned among Participants in proportion to the amount of payroll deductions accumulated on behalf of each Participant that would otherwise be used to purchase Common Stock on such Exercise Date.

20.     Termination of the Plan. The Plan may be terminated at any time by the Board. Upon termination of the Plan, all amounts in the accounts of Participants shall be promptly refunded.

21.     Governmental Regulations. The Company’s obligation to sell and deliver Common Stock under the Plan is subject to obtaining all governmental approvals required in connection with the authorization, issuance, or sale of such stock.

22.     Governing Law. This Plan and all Options and actions taken thereunder shall be governed by, and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts, applied without regard to conflict of law principles.

23.     Issuance of Shares. Shares may be issued upon exercise of an Option from authorized but unissued Common Stock, from shares held in the treasury of the Company, or from any other proper source.

24.     Tax Withholding. Participation in the Plan is subject to any minimum required tax withholding on income of the Participant in connection with the Plan. Each Participant agrees, by entering the Plan, that the Company and its Subsidiaries shall have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant, including shares issuable under the Plan.

25.     Notification Upon Sale of Shares. Each Participant agrees, by entering the Plan, to give the Company prompt notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased or within one year after the date such shares were purchased.

26.     Effective Date. This Plan shall become effective upon the date immediately preceding the Closing Date following stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, each as amended, and applicable stock exchange rules.

Annex D-4

APPENDIX A

Designated Subsidiaries

None.

Annex D-5

ANNEX E

Fairness Opinion of Canaccord Genuity

Canaccord Genuity LLC 99 High Street Suite 1200 Boston, MA USA 02110 T1: 1.617.371.3900 T2: 1.800.225.6201 cgf.com

April 13, 2021

Board of Directors
BCTG Acquisition Corp.
12860 El Camino Real, Suite 300
San Diego, CA 92130

Members of the Board:

You have requested our opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, to BCTG Acquisition Corp., a Delaware corporation (“Parent”), of the Base Purchase Price (as defined below) pursuant to the Agreement and Plan of Merger, dated as of April 13, 2021 (the “Agreement”), by and among Parent, BCTG Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Tango Therapeutics, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Agreement.

Pursuant to the terms and subject to the conditions set forth in the Agreement, we understand the following will occur (collectively, the “Transaction”):

a)      Immediately prior to the Effective Time, each share of the Company Series A Preferred Stock, Company Series B Preferred Stock and Company Series B-1 Preferred Stock (the “Company Preferred Stock”) that is issued and outstanding shall be automatically converted into a number of shares of common stock, par value $0.001 per share of the Company (the “Company Common Stock”) at the then-effective conversion rate as calculated pursuant to and in accordance with the Company’s Organizational Documents (the “Company Preferred Stock Conversion”);

b)      At the Effective Time, Merger Sub will merge with and into the Company (the “Merger”) and the Company shall become a wholly-owned Subsidiary of Parent; and

c)      At the Effective Time (after giving effect to the consummation of the Company Preferred Stock Conversion), by virtue of the Merger and without any action on the part of any holder of Company Common Stock, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Company Common Stock subject to Company Options, (ii) any shares of Company Common Stock held in the treasury of the Company, and (iii) any Dissenting Shares), shall be canceled and converted into the right to receive a number of shares of common stock, par value $0.0001 per share of Parent (the “Parent Common Stock”) equal to the quotient obtained by dividing (i) the quotient obtained by dividing $550,000,000 (the “Base Purchase Price”) by the number of Aggregate Fully Diluted Company Common Stock, by (ii) $10.00.

Annex E-1

Board of Directors of BCTG Acquisition Corp.

April 13, 2021

Canaccord Genuity LLC (“Canaccord Genuity”), as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Parent and the Company, certain of their respective affiliates and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies. We have been engaged to serve as financial advisor to Parent solely in connection with the Transaction, and will receive a fee for our services, upon delivery of this Fairness Opinion and a fee contingent upon the successful completion of the Transaction. During the past two years, we have not received any compensation from Parent or the Company. We may in the future provide investment banking services to Parent and its affiliates.

In connection with our review of the proposed Transaction and developing our Fairness Opinion, we have, among other things:

(i)     reviewed certain publicly available business and financial information relating to the Company;

(ii)    analyzed certain internal financial statements and other business and financial information, including certain historical and projected financial and operating data concerning the Company provided to us by Parent, with such projected financial data limited to estimates of cash runway contained in Tango’s roadshow presentation;

(iii)   conducted discussions with members of senior management of the Company regarding past and current operations and financial condition and the prospects of the Company;

(iv)   reviewed financial and stock market data of certain publicly traded companies we deemed to be relevant and comparable to the Company;

(v)    reviewed financial terms of certain initial public offerings executed by certain companies we deemed to be relevant to the Company;

(vi)   compared the financial terms of the Transaction with the financial terms of certain other acquisitions we deemed to be relevant and comparable to the Transaction;

(vii)  reviewed the terms of the Agreement furnished to us by Parent; and

(viii) reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as we deemed necessary, including an assessment of general economic, market and monetary conditions.

In connection with our review and arriving at our Fairness Opinion, we have not independently verified any of the foregoing information, have relied on such information, have assumed that all such information is complete and accurate in all material respects, and have relied on assurances of the managements of Parent and the Company that they are not aware of any facts that would make such information misleading in any material respect. With respect to the internal financial forecasts and other forward-looking financial information provided to us by senior management of Parent and the Company, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management. We have also assumed that the Transaction will be consummated upon the terms set forth in the Agreement, without waiver, modification or amendment of any material term, condition or agreement therein which would be in any way meaningful to our analysis. We have also assumed that, in the course of obtaining necessary regulatory and third party approvals and consents for the Transaction, no modification, delay, limitation, restriction or conditions will be imposed that will have a material and adverse effect on Parent or the Company or the contemplated benefits of the Transaction in any way meaningful to our analysis.

Annex E-2

Board of Directors of BCTG Acquisition Corp.

April 13, 2021

This Fairness Opinion has been approved by a fairness committee of Canaccord Genuity in accordance with FINRA Rule 5150. Our Fairness Opinion is rendered on the basis of securities, economic and market conditions prevailing as of the date hereof and on the prospects, financial and otherwise, of the Company, known to us as of the date hereof. It should be understood that (i) subsequent developments may affect the conclusions expressed in this Fairness Opinion if this Fairness Opinion were rendered as of a later date, and (ii) Canaccord Genuity disclaims any obligation to advise any person of any change in any manner affecting this Fairness Opinion that may come to our attention after the date of this Fairness Opinion. We have not undertaken to reaffirm or revise this Fairness Opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this Fairness Opinion. We have not been requested to conduct and we have not conducted, nor have we relied upon, any independent valuation or appraisal of any of the assets of the Company. We also have not evaluated the solvency of any party to the Agreement under any state or federal laws, rules or regulations relating to bankruptcy, insolvency or similar matters. In addition, we have assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the financial statements of the Company provided to us.

This Fairness Opinion is limited to the fairness, from a financial point of view, to Parent of the Base Purchase Price. We do not express any view on, and our opinion does not address, any other term or aspect of any other agreements or arrangements contemplated by the Agreement or entered into in connection with the Transaction. We also express no opinion as to the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of Parent. Our Fairness Opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to Parent, nor does it address the underlying business decision of Parent to proceed with the Transaction or any view on any other term or aspect of the Agreement. We also note that we are not legal, accounting, regulatory or tax experts and have relied on the assessments made by Parent and its advisors with respect to such matters. We have not considered, and we express no opinion as to, the fairness of the amount or nature of the compensation to be paid to any Parent officers, directors or employees, or class of such persons. Further, we express no view or opinion as to in the future what the value of Parent Common Stock actually will be when issued or the price or range of prices at which Parent Common Stock or any other securities may trade or otherwise be transferable at any time, including following announcement or consummation of the Transaction.

This Fairness Opinion, as set forth in this letter form, is directed to and for the information of the Board of Directors of Parent (in its capacity as such) in connection with its evaluation of the Transaction and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote with respect to the Transaction or any other aspect of the Transaction or how such stockholders should otherwise act on any matter relating to the Transaction. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Base Purchase Price is fair, from a financial point of view, to Parent.

Sincerely,

Canaccord Genuity LLC

Annex E-3

Annex F

BCTG Holdings, LLC
12860 El Camino Real, Suite 300
San Diego, CA 92130

April 13, 2021

Tango Therapeutics, Inc.
100 Binney Street, Suite 700
Cambridge, MA 02142

Ladies and Gentlemen:

This letter agreement is being made in connection with that certain Agreement and Plan of Merger (“Merger Agreement”) dated April 13, 2021 between BCTG Acquisition Corp. (“BCTG”), BCTG Merger Sub Inc. (“Merger Sub”) and Tango Therapeutics, Inc. (the “Company”), pursuant to which Merger Sub will merge with and into the Company with the Company as the surviving corporation. Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement.

As a closing condition to the transactions contemplated by the Merger Agreement, the Closing Parent Cash shall not be less than $300,000,000. In the event that the actual Closing Parent Cash is less than $300,000,000 (such deficit, the “Shortfall”), BCTG Holdings, LLC. (the “Sponsor”) shall have the option of increasing its cash investment amount and purchase additional shares of Parent Common Stock in the PIPE Financing up to the amount of the Shortfall or satisfying such Shortfall through securing investments in Parent Common Stock by stockholders of BCTG or their affiliates, Boxer Capital, LLC, investors in the PIPE Financing, or such other parties mutually acceptable to BCTG and the Company.

At any time between the signing of the Merger Agreement and the Closing, if the Company seeks to appoint any additional individuals to its board of directors, a majority of such newly appointed directors shall qualify as independent directors under the Securities Act and the Nasdaq rules, with one of such newly appointed independent directors being mutually agreeable to BCTG and the Company.

THIS LETTER AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT, WHETHER IN TORT, CONTRACT (AT LAW OR IN EQUITY) OR OTHERWISE, SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

This letter agreement and any amendments, waivers, consents or supplements hereto or in connection herewith may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.

This letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No amendments, waivers, consents or supplements hereto shall be effective unless in writing and signed by all parties hereto.

Annex F-1

IN WITNESS WHEREOF, the undersigned parties have caused this Letter Agreement to be duly executed and delivered as of the date first set forth above.

BCTG HOLDINGS, LLC
By:
Name:
Title:
ACKNOWLEDGED AND AGREED THIS ____ DAY OF APRIL 2021
TANGO THERAPEUTICS, INC.
By:
Name:
Title:
BCTG ACQUISITION CORP.
By:
Name:
Title:

Annex F-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Our Current Charter provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)     To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)     Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)     The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)    For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)      For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)     The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)    The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our Current Charter provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our Current Charter is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non- monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our Current Charter, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our Current Charter limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our Current Charter also provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.

Notwithstanding the foregoing, a person eligible for indemnification pursuant to our Current Charter will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification which will be conferred by our Current Charter is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our Current Charter or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our Current Charter may have or hereafter acquire under law, our Current Charter, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our Current Charter affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our Current Charter also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our Current Charter.

Our current bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which are set forth in our Current Charter. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We have entered into indemnification agreements with each of our officers and directors a form that was filed as Exhibit 10.7 of our Registration Statement on Form S-1, filed with the SEC on August 31, 2020. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statement Schedules.

(a)     The following exhibits are filed as part of this Registration Statement:

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit Number	File Date
2.1#	Agreement and Plan of Merger, dated as of April 13, 2021, by and among BCTG Acquisition Corp., BCTG Merger Sub Inc. and Tango Therapeutics, Inc. (Included as Annex A to the proxy statement/ prospectus forming a part of this Registration Statement).	8-K	001-39485	2.1	April 14, 2021
3.1	Amended and Restated Certificate of Incorporation of BCTG Acquisition Corp.	8-K	001-39485	3.2	September 9, 2020
3.2	Bylaws of BCTG Acquisition Corp.	S-1/A	333-240237	3.3	August 31, 2020
3.3	Form of Second Amended and Restated Certificate of Incorporation (Included as Annex B to the proxy statement/prospectus forming a part of this Registration Statement).
3.4**	Form of Amended and Restated Bylaws.
4.2	Specimen Common Stock Certificate.	S-1/A	333-240237	4.1	August 31, 2020
4.5**	Specimen Common Stock Certificate of the Combined Entity.
5.1**	Opinion of Loeb & Loeb LLP as to the validity of the shares of Common Stock of BCTG Acquisition Corp.
10.1	Letter Agreement, dated September 2, 2020, among BCTG Acquisition Corp. and its officers, directors and Initial Stockholders.	8-K	001-39485	10.1	September 9, 2020
10.2	Investment Management Trust Agreement, dated September 2, 2020, by and between Continental Stock Transfer & Trust Company and BCTG Acquisition Corp.	8-K	001-39485	10.2	September 9, 2020

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit Number	File Date
10.3	Registration Rights Agreement, dated September 2, 2020, by and between BCTG Acquisition Corp. and Initial Stockholders.	8-K	001-39485	10.4	September 9, 2020
10.4	Indemnity Agreements, dated September 2, 2020, by and among BCTG Acquisition Corp. and the directors and officers of the Registrant	8-K	001-39485	10.7	September 9, 2020
10.5	Subscription Agreement, dated September 2, 20202, by and between BCTG Acquisition Corp. and BCTG Holdings, LLC	8-K	001-39485	10.5	September 9, 2020
10.6†+	Tango Therapeutics, Inc. 2017 Stock Option and Grant Plan, as amended, and forms of award agreements thereunder.
10.10†	Form of 2021 Equity Incentive Plan (Included as Annex C to the proxy statement/prospectus forming a part of this Registration Statement).
10.13†	Form of 2021 Employee Stock Purchase Plan (Included as Annex D to the proxy statement/prospectus forming a part of this Registration Statement).
10.14	Form of Subscription Agreement, dated as of April 13, 2021 by and among BCTG Acquisition Corp. and certain institutional and accredited investors.	8-K	001-39485	10.1	April 14, 2021
10.15	Form of Company Support Agreement by and among BCTG Acquisition Corp., certain stockholders of Tango Therapeutics, Inc. and Tango Therapeutics, Inc. (Included as Exhibit A to exhibit 2.1).
10.16	Form of Parent Support Agreement (Included as Exhibit B to exhibit 2.1)
10.17	Form of Amended and Restated Registration Rights Agreement (included as Exhibit G to exhibit 2.1)
10.18	Form of Stockholder Lock-Up Agreement (Included as Exhibit D to exhibit 2.1)
10.19#+	Amended and Restated Research Collaboration and License Agreement between Tango Therapeutics, Inc. and Gilead Sciences, Inc., dated August 17, 2020
10.20#+	License Agreement between Tango Therapeutics, Inc. and Medivir AB, dated March 12, 2020
10.21	Side Letter dated April 13, 2021, by and among by and among the Sponsor, BCTG and Tango (Included as Annex F to the proxy statement/prospectus forming a part of this Registration Statement).
21.1**	List of Subsidiaries.
23.1+	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of BCTG Acquisition Corp.

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit Number	File Date
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Tango Therapeutics, Inc.
23.3**	Consent of Loeb & Loeb LLP (included as part of the opinion filed as Exhibit 5.1 hereto and incorporated herein by reference).
24.1	Power of Attorney (contained on signature page to the registration statement).
99.1+	Form of Proxy Card.
99.2**	Consent of Barbara Weber to be named as a director.
99.3**	Consent of Alexis Borisy to be named as a director.
99.4**	Consent of Aaron Davis to be named as a director.
99.5**	Consent of Reid Huber to be named as a director.
99.6**	Consent of Malte Peters to be named as a director.
99.7**	Consent of Lesley Calhoun to be named as a director.
99.8**	Consent of Mace Rothenberg to be named as a director.
99.9	Consent of Canaccord Genuity LLC.
99.10	Opinion of Canaccord Genuity LLC (Included as Annex E to the proxy statement/prospectus forming a part of this Registration Statement).
101.INS	XBRL Instance Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

The annexes, schedules, and certain exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. BCTG hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

____________

**      To be filed by amendment.

†        Indicates a management contract or compensatory plan.

+        Previously filed.

#        Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission.

Item 22. Undertakings.

(a)     The undersigned registrant hereby undertakes as follows:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.       Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    The registrant hereby undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on July 2, 2021.

BCTG ACQUISITION CORP.
/s/ Aaron I. Davis
Aaron I. David Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Aaron I. Davis	Chief Executive Officer and Chairman	July 2, 2021
Aaron I. Davis	(Principal Executive Officer)
/s/ Michael Beauchamp	Chief Financial Officer and Treasurer	July 2, 2021
Michael Beauchamp	(Principal Financial and Accounting Officer)
*	Director	July 2, 2021
Christopher Fuglesang
*	Director	July 2, 2021
Carole L. Nuechterlein
*	Director	July 2, 2021
Richard Heyman
*	Director	July 2, 2021
Charles M. Baum
*	Director	July 2, 2021
Jamie G. Christensen
*	Director	July 2, 2021
James B. Avery
* By:
/s/ Aaron I. Davis
Aaron I. Davis
Attorney-in-Fact